
06064682

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Amendment No. __)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

582293

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-14(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [X]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]


DEC 26 2006
186
SECTION
PROCESSING

Alexis Nihon Real Estate Investment Trust

(Name of Subject Company)

N/A

(Translation of Subject Company's Name into English)

Quebec, Canada

(Jurisdiction of Subject Company's Incorporation or Organization)

Cominar Real Estate Investment Trust

(Name of Person(s) Furnishing Form)

Units of Alexis Nihon Real Estate Investment Trust

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable)

Scott M. Tayne, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 308-8866

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Received Notices and Communications on Behalf of Subject Company

December 22, 2006

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Document Number	Description
1.	Cash Offer, Offering Circular of Cominar Real Estate Investment Trust ("Cominar"), Offering Circular of Trustees of Alexis Nihon Real Estate Trust ("Alexis Nihon") and Notice of Meeting and Information Circular of Alexis Nihon, all dated December 20, 2006
2.	Letter of Transmittal for Units of Alexis Nihon
3.	Letter dated December 20, 2006, from Cominar and Alexis Nihon

(b) Not Applicable

Item 2. Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the offering document described in Part I Item 1(a)(1), above.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit and Number

(1) (a) News release dated December 4, 2006, by Cominar and Alexis Nihon

(b) Combination Agreement dated December 3, 2006, between Cominar and Alexis Nihon

(c) Early Warning Report of Cominar dated December 6, 2006

(d) Report of Cominar under Section 189.1.3 of the Securities Act (Quebec) dated December 22, 2006

(e) News release dated December 22, 2006, by Cominar and Alexis Nihon

(f) Amendment to the Combination Agreement between Cominar and Alexis Nihon dated December 20, 2006

(2) (a) the annual information form of Cominar dated March 31, 2006

(b) the audited annual financial statements, together with the accompanying report of the auditors, for the fiscal years ended December 31, 2004 and 2005 of Cominar

(c) the unaudited interim financial statements of Cominar for the period ended September 30, 2006

(d) management's discussion and analysis of financial condition and results of operations of Cominar for the fiscal year ended December 31, 2005

(e) management's discussion and analysis of financial condition and results of operations of Cominar for the period ended September 30, 2006

(f) the material change report of Cominar dated December 6, 2006 related to the Cash Offer and the Exchange

(g) the annual information form of Alexis Nihon dated March 29, 2006

(h) the audited annual financial statements of Alexis Nihon for the fiscal years ended December 31, 2004 and 2005, including the auditor's reports thereon

(i) the unaudited interim financial statements of Alexis Nihon for the period ended September 30, 2006

(j) management's discussion and analysis of financial conditions and results of operations of Alexis Nihon for the fiscal year ended December 31, 2005

(k) management's discussion and analysis of financial conditions and results of operations of Alexis Nihon for the period ended September 30, 2006

(l) the material change reports of Alexis Nihon dated December 6, 2006 (relating to the Cash Offer and the Exchange) and December 8, 2006 (relating to the appointment of Robert A. Nihon as Executive Chairman of Alexis Nihon and the resignation of Senator Paul J. Massicotte as an Alexis Nihon Trustee and as Chief Executive Officer of Alexis Nihon)

(3) Not Applicable

PART III – CONSENT TO SERVICE OF PROCESS

A Form F-X is being filed by Cominar Real Estate Investment Trust concurrently with the furnishing of this Form CB.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMINAR REAL ESTATE INVESTMENT TRUST

By: 

Name: Michel Paquet
Title: Executive Vice President, Legal Affairs

Date: December 22, 2006

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. The Combination has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Combination or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful.


COMINAR

Alexis Nihon
REAL ESTATE INVESTMENT TRUST

COMBINATION INVOLVING
COMINAR REAL ESTATE INVESTMENT TRUST
AND
ALEXIS NIHON REAL ESTATE INVESTMENT TRUST

RECOMMENDATION

THE CASH OFFER AND EXCHANGE DESCRIBED IN THE ACCOMPANYING DOCUMENTS FORM THE PRINCIPAL PARTS OF THE TRANSACTIONS PURSUANT TO WHICH COMINAR REAL ESTATE INVESTMENT TRUST ("COMINAR") PROPOSES TO ACQUIRE UNITS ("ALEXIS NIHON UNITS") FROM ALL ALEXIS NIHON UNITHOLDERS AND ALL OR SUBSTANTIALLY ALL OF THE ASSETS OF ALEXIS NIHON REAL ESTATE INVESTMENT TRUST ("ALEXIS NIHON").

UNDER THE COMBINATION, ALEXIS NIHON UNITHOLDERS HAVE A CHOICE BETWEEN (A) ACCEPTING AND TENDERING TO THE CASH OFFER; AND (B) RECEIVING COMINAR UNITS UNDER THE EXCHANGE.

THE ALEXIS NIHON BOARD UNANIMOUSLY RECOMMENDS THAT ALL ALEXIS NIHON UNITHOLDERS VOTE IN FAVOUR OF THE EXCHANGE RESOLUTION DESCRIBED IN THE ACCOMPANYING ALEXIS NIHON INFORMATION CIRCULAR AND THAT THOSE ALEXIS NIHON UNITHOLDERS WHO WISH TO SELL THEIR ALEXIS NIHON UNITS FOR CASH ON A TAXABLE BASIS FOR CANADIAN INCOME TAX PURPOSES (SUBJECT TO PRO-RATION, IF APPLICABLE) SHOULD ACCEPT THE CASH OFFER AND TENDER THEIR ALEXIS NIHON UNITS TO THE CASH OFFER.

ALL ALEXIS NIHON UNITHOLDERS WHO SUPPORT THE COMBINATION (INCLUDING ALEXIS NIHON UNITHOLDERS WHO ACCEPT THE CASH OFFER) SHOULD INDICATE THEIR APPROVAL OF THE EXCHANGE RESOLUTION BY PROVIDING A PROPERLY COMPLETED AND EXECUTED FORM OF PROXY (WHICH IS PRINTED ON BLUE PAPER) PROVIDED WITH THE ALEXIS NIHON INFORMATION CIRCULAR INSTRUCTING THE PROXYHOLDER TO VOTE THEIR ALEXIS NIHON UNITS IN FAVOUR OF THE EXCHANGE RESOLUTION AT THE MEETING. THE CASH OFFER IS CONDITIONAL UPON, AMONG OTHER THINGS, ADOPTION OF THE EXCHANGE RESOLUTION.

IN ADDITION, ALEXIS NIHON UNITHOLDERS WHO WISH TO SELL THEIR ALEXIS NIHON UNITS FOR CASH ON A TAXABLE BASIS FOR CANADIAN INCOME TAX PURPOSES (SUBJECT TO PRO-RATION, IF APPLICABLE) SHOULD ACCEPT THE CASH OFFER AND ALEXIS NIHON UNITHOLDERS WHO WISH TO RECEIVE COMINAR UNITS ON A TAX-DEFERRED BASIS SHOULD ELECT TO PARTICIPATE IN THE EXCHANGE, SUBJECT TO THE PRE-EXCHANGE UNIT REDEMPTION, IF APPLICABLE, WHICH IS A TAXABLE TRANSACTION.

A TENDER TO THE CASH OFFER IS NOT A VOTE IN FAVOUR OF THE EXCHANGE RESOLUTION.

THE ENCLOSED COMINAR TAKE-OVER BID CASH OFFER AND COMINAR CIRCULAR SHOULD BE READ IN CONJUNCTION WITH THE ENCLOSED RELATED TRUSTEES' CIRCULAR AND NOTICE OF SPECIAL MEETING OF ALEXIS NIHON AND ALEXIS NIHON INFORMATION CIRCULAR. AN OVERVIEW OF THE COMBINATION IS CONTAINED IN THE ACCOMPANYING LETTER TO ALEXIS NIHON UNITHOLDERS.

ALEXIS NIHON UNITHOLDERS SHOULD CONSULT THEIR OWN FINANCIAL, TAX AND OTHER PROFESSIONAL ADVISORS BEFORE DECIDING TO TENDER TO THE CASH OFFER OR VOTE IN FAVOUR OF THE EXCHANGE RESOLUTION.

December 20, 2006

The Depository for the Cash Offer and the Exchange is:

Computershare Investor Services Inc.
100 University Ave., 9th Floor,
Toronto, Ontario M5J 2Y1
Telephone: 1-800-564-6253 (toll free)
Facsimile: 1-800-453-0330
E-mail: corporateactions@computershare.com

The Dealer Manager for solicitation of proxies is:

National Bank Financial Inc.
The Exchange Tower
130 King Street West
Suite 3200, P.O. Box 21
Toronto, Ontario, M5X 1J9
Telephone: 1-800-636-3675 (toll free)
Facsimile: 1-416-869-6540
E-mail: garvin.blair@nbfinancial.com

DEFINED TERMS

Unless otherwise defined or unless the context otherwise requires, capitalized terms used in the accompanying Cash Offer, Cominar Circular, Trustees' Circular and Notice of Meeting and Alexis Nihon Information Circular (collectively, the "**Cash Offer and the Circulars**") have the meanings specified in the accompanying Glossary of Terms.

REPORTING CURRENCY

In the accompanying Cash Offer and the Circulars, unless otherwise specified, all references to "dollars" or "$" are to Canadian dollars.

INFORMATION CONTAINED IN THE CASH OFFER AND IN THE CIRCULARS

The information concerning Alexis Nihon contained in the Cash Offer and in the Cominar Circular is based solely upon publicly available information, except where otherwise noted. Although Cominar has no actual knowledge that would indicate that any statements contained herein taken from or based on such documents or records are untrue or incomplete, Cominar assumes no responsibility for the accuracy or completeness of the information contained in such documents or records. The information concerning Cominar contained in the Trustees' Circular and in the Alexis Nihon Information Circular is based solely upon publicly available information, except where otherwise noted. Although Alexis Nihon has no actual knowledge that would indicate that any statements contained herein taken from or based on such documents or records are untrue or incomplete, Alexis Nihon assumes no responsibility for the accuracy or completeness of the information contained in such documents or records. No person has been authorized to give information or to make any representations in connection with the transactions other than those contained in the accompanying Cash Offer and the Circulars and, if given or made, any such information or representations should be considered not to have been authorized by Cominar or Alexis Nihon, as applicable.

Alexis Nihon Unitholders should not construe the contents of the Cash Offer and the Circulars as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection therewith.

While the Cash Offer and the Cominar Circular are packaged together with the Notice of Meeting and Alexis Nihon Information Circular and with the Trustees' Circular: (i) Cominar and the Cominar Trustees are not responsible for the contents of the Notice of Meeting and Alexis Nihon Information Circular or the Trustees' Circular and assume no liability therefor; and (ii) Alexis Nihon and the Alexis Nihon Trustees are not responsible for the contents of the Cash Offer or the Cominar Circular and assume no liability therefor. Cominar shall be free to amend and/or withdraw the Cash Offer and/or the Cominar Circular from time to time, subject only to the terms of the Combination Agreement and applicable Laws. In addition, Alexis Nihon shall be free to amend and/or withdraw the Notice of Meeting and Alexis Nihon Information Circular and the Trustees' Circular from time to time, subject only to the terms of the Combination Agreement and applicable Laws.

The Notice of Meeting and Alexis Nihon Information Circular and the Trustees' Circular, are expressly not incorporated by reference into the Cash Offer or the Cominar Circular. In addition, neither the Cash Offer nor the Cominar Circular is incorporated by reference into the Notice of Meeting, the Alexis Nihon Information Circular or the Trustees' Circular, except as expressly set forth therein.

The Cash Offer and the Circulars do not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

NOTICE TO U.S. ALEXIS NIHON UNITHOLDERS

The Cash Offer and the Exchange are made for the securities of a foreign entity. The Cash Offer and the Exchange are subject to disclosure requirements of a foreign country that are different from those of the United States. The financial statements included in this document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim that you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its trustees and officers may be residents of a foreign country. You may not be able to sue a foreign issuer or its trustees or officers in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign issuer and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Cominar may purchase securities otherwise than under the Cash Offer, such as in open market or privately negotiated purchases to the extent permissible under applicable law.

The Cominar Units that will be issued in connection with the Exchange described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Cominar Units will be made available in the United States in connection with the Exchange pursuant to an exemption from the registration requirements of the Securities Act of 1933.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in the Cash Offer and the Circulars from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference in the Cash Offer and the Circulars may be obtained via www.sedar.com.

Copies of the documents incorporated by reference in the Cash Offer and the Circulars which pertain to Cominar may be obtained on request without charge from the Secretary of Cominar at 455 du Marais Street, Quebec City, Québec G1M 3A2 (telephone: (418) 681-8151). Copies of the documents incorporated by reference in the Cash Offer and the Circulars which pertain to Alexis Nihon may be obtained on request without charge from the Secretary of Alexis Nihon at 1 Place Alexis Nihon, 3400 de Maisonneuve Blvd. West, Suite 1010, Montreal, Québec H3Z 3B8 (telephone: (514) 931-2591).

For the purpose of the Province of Québec, the Cash Offer and the Circulars contain information to be completed by consulting the permanent information record of Cominar and Alexis Nihon, respectively. A copy of the documents forming part of such permanent information records may be obtained via www.sedar.com or from the Secretary of Cominar (in respect of information which pertains to Cominar) or from the Secretary of Alexis Nihon (in respect of information which pertains to Alexis Nihon) at the above-mentioned addresses and telephone numbers.

DISTRIBUTABLE INCOME

Distributable income is not a measure recognized under Canadian generally accepted accounting principles ("**GAAP**") and does not have a standardized meaning prescribed by GAAP. Distributable income is presented in the Cominar Circular because management of Cominar believes this non-GAAP measure is a relevant measure of the ability of Cominar to earn and distribute cash returns to Cominar Unitholders. Distributable income as computed by Cominar may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to distributable income as reported by such organizations. Distributable income is calculated by reference to net income of Cominar on a consolidated basis, as determined in accordance with GAAP, subject to certain adjustments as set forth in the constating documents of Cominar. For a complete description of distributable income, please see the heading entitled "Distributable Income and Distributions" in management's discussion and analysis of financial condition and results of operations of Cominar for the period ended September 30, 2006, which is incorporated by reference herein. Following completion of the Cash Offer and Exchange, Cominar's operating and distribution policies will continue to be governed by the Cominar Contract of Trust.

Although Cominar intends to make distributions from its available cash to Cominar Unitholders, these cash distributions are not assured. The actual amount distributed will depend on numerous factors, including Cominar's financial performance, debt covenants and obligations, working capital requirements and future capital requirements. The market value of the Cominar Units may deteriorate if Cominar is unable to meet its cash distribution targets in the future, and that deterioration may be material. See Section 16, "Risk Factors" in the Cominar Circular.

The after-tax return from an investment in Cominar Units to Cominar Unitholders subject to Canadian income tax will depend, in part, on the composition for tax purposes of distributions paid by Cominar (portions of which may be fully or partially taxable or may constitute non-taxable returns of capital). The composition for tax purposes of those distributions may change over time, thus affecting the after-tax return to Cominar Unitholders. Returns of capital are generally non-taxable to a unitholder under Canadian income tax laws (but reduce the unitholder's cost base in the unit for tax purposes).

FORWARD-LOOKING STATEMENTS

Certain statements contained in the Cash Offer and the Circulars, and in certain documents incorporated by reference therein, constitute forward-looking statements. These statements relate to future events or Cominar's or Alexis Nihon's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. While Cominar believes that the expectations reflected in the forward-looking statements contained in the Cash Offer and the Cominar Circular, and in its documents incorporated by reference therein, are reasonable, and while Alexis Nihon believes that the expectations reflected in the forward-looking statements contained in the Alexis Nihon Information Circular and in the Trustees' Circular, and in its documents incorporated by reference therein, are reasonable, no assurance can be given that these expectations will prove to be correct, and such forward-looking statements included in, or incorporated by reference in such documents should not be unduly relied upon. These statements speak only as of the date of the Cash Offer and the Circulars or as of the date specified in the documents incorporated by reference therein, as the case may be. Neither Cominar nor Alexis Nihon assumes any obligation to update the aforementioned forward-looking statements. Cominar's and Alexis Nihon's actual results could differ materially from those anticipated in the aforementioned forward-looking statements, as applicable, including as a result of the risk factors set forth elsewhere in the Cash Offer and the Circulars, as applicable.

RISK FACTORS

An investment in the Cominar Units is subject to a number of risks that should be considered by an investor. See Section 16, "Risk Factors" in the Cominar Circular.

DISCLAIMER

The statements made in the Cash Offer and in the Cominar Circular are the responsibility of the Cominar Trustees in their capacity as trustees and not in their personal capacity and in no event shall such trustees be personally liable for any statements contained therein nor shall resort be had to, or redress, recourse or satisfaction result from, the private and/or personal property of such trustees. The statements made in the Notice of Meeting and Alexis Nihon Information Circular and in the Trustees' Circular are the responsibility of the Alexis Nihon Trustees in their capacity as trustees and not in their personal capacity and in no event shall such trustees be personally liable for any statements contained therein nor shall resort be had to, or redress, recourse or satisfaction result from, the private and/or personal property of such trustees.

QUESTIONS AND REQUESTS FOR ASSISTANCE

Questions and requests for assistance may be directed to the Depositary and additional copies of this document, the Letter of Transmittal (which is printed on yellow paper) and the proxy (which is printed on blue paper) may be obtained without charge on request from the Depositary at its offices shown on the last page of the Letter of Transmittal and the Cash Offer and the Circulars. The Depositary is Computershare Investor Services Inc., 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1 (telephone: 1-800-564-6253 (toll free)). National Bank Financial has been engaged as dealer manager for the solicitation of proxies (telephone: 1-800-636-3675 (toll free)).

TABLE OF CONTENTS

APPENDICES AND SCHEDULES

GLOSSARY OF TERMS

SUMMARY

The following is intended for information purposes only and is qualified in its entirety by the more detailed disclosure contained in the accompanying documents, including the Cash Offer and the Circulars, Letter of Transmittal (which is printed on yellow paper) and form of proxy (which is printed on blue paper). You are urged to read the accompanying documents carefully and in their entirety and, if you have any questions, to consult your legal, financial, tax or other advisor. Capitalized terms not otherwise defined herein have the meaning ascribed to them in the Glossary of Terms or elsewhere in the Cash Offer and the Circulars. All amounts are in Canadian dollars.

The Cash Offer and the Exchange

The Cash Offer, the Pre-Exchange Unit Redemption and the Exchange form the principal parts of the transactions pursuant to which Cominar proposes to acquire all of the Alexis Nihon Units and all or substantially all of the Alexis Nihon Assets. Cominar has structured the Combination in order to, among other things, provide flexibility for each Alexis Nihon Unitholder resident in Canada within the meaning of the Tax Act to achieve the most appropriate tax consequences between several alternatives. See Section 21, "Certain Canadian Federal Income Tax Considerations" in the Cominar Circular.

Alexis Nihon Unitholders have a choice between (a) accepting and tendering to the Cash Offer; and (b) receiving Cominar Units under the Exchange.

The Cash Offer

Cominar has offered, on and subject to the terms and conditions specified in the Cash Offer (including, if the Cash Offer is extended or amended, the terms and conditions of any extension or amendment), to purchase from all of the Alexis Nihon Unitholders, including Alexis Nihon Unitholders upon the conversion of the Alexis Nihon Convertible Debentures, Alexis Nihon Units for $17.00 cash per Alexis Nihon Unit, to a maximum of $127.5 million in the aggregate (7,500,000 Alexis Nihon Units without giving effect to any adjustments in accordance with the terms of the Combination Agreement) and subject to pro-ration as discussed below.

The Exchange

The Exchange involves the sale by Alexis Nihon of all or substantially all of its assets to Cominar in consideration for the issuance by Cominar to Alexis Nihon of Cominar Units on the basis of an Exchange Ratio of 0.77 of a Cominar Unit (subject to adjustment) for each issued and outstanding Alexis Nihon Unit and the assumption by Cominar of all of Alexis Nihon's liabilities (with certain agreed exceptions). All of the issued and outstanding Alexis Nihon Units (except possibly for certain Alexis Nihon Units to be held by Cominar upon completion of the Cash Offer or otherwise) will then be redeemed or retracted by Alexis Nihon whereby such Alexis Nihon Units will be transferred to Alexis Nihon in exchange for Cominar Units in accordance with the Exchange Ratio.

Manner of Acceptance

The following discussion applies only to registered Alexis Nihon Unitholders. Any beneficial Alexis Nihon Unitholder having Alexis Nihon Units registered in the name of a broker, dealer, financial institution or other Intermediary should contact such broker, dealer, financial institution or other Intermediary for assistance in connection with the Cash Offer and the Exchange.

How to vote in favour of the Exchange Resolution

ALL ALEXIS NIHON UNITHOLDERS WHO SUPPORT THE COMBINATION (INCLUDING ALEXIS NIHON UNITHOLDERS WHO ACCEPT THE CASH OFFER) SHOULD INDICATE THEIR APPROVAL OF THE EXCHANGE RESOLUTION BY COMPLETING AND RETURNING THE FORM OF PROXY (WHICH IS PRINTED ON BLUE PAPER) PROVIDED WITH THE ALEXIS NIHON INFORMATION CIRCULAR INSTRUCTING THE PROXYHOLDER TO VOTE THEIR ALEXIS NIHON UNITS IN FAVOUR OF THE EXCHANGE RESOLUTION AT THE MEETING.

How to accept the Cash Offer or elect to participate in the Exchange

In addition, registered Alexis Nihon Unitholders may accept the Cash Offer or elect to participate in the Exchange by depositing their Alexis Nihon Units, together with a properly completed and executed Letter of Transmittal (which is printed on yellow paper) or manually signed facsimile thereof, and any other documents required by the Letter of Transmittal. **Only those Alexis Nihon Unitholders who wish to sell their Alexis Nihon Units for cash on a taxable basis for Canadian income tax purposes (subject to pro-ration, if applicable) should deposit their Alexis Nihon Units in acceptance of the Cash Offer as described below. Alexis Nihon Unitholders that wish to have their Alexis Nihon Units exchanged for Cominar Units on a tax-deferred basis under the Exchange should elect in the Letter of Transmittal (which is printed on yellow paper) to participate in the Exchange.** See Section 3, "Manner of Acceptance" in the Cash Offer.

While the Expiry Time is subsequent to the date of the Meeting, all Alexis Nihon Unitholders are urged to tender their Alexis Nihon Units or deposit their Alexis Nihon Unit certificates at the same time and together with the duly completed form of proxy (which is printed on blue paper) and Letter of Transmittal (which is printed on yellow paper).

Pro-ration of Cash

The maximum amount of cash available under the Cash Offer to the Alexis Nihon Unitholders will be limited to $127.5 million, and in the event more than such amount is elected under the Cash Offer, then the cash payable to each former Alexis Nihon Unitholder who accepted the Cash Offer will be pro-rated according to the number of Alexis Nihon Units deposited by each such former Alexis Nihon Unitholder pursuant to the Cash Offer divided by the total number of Alexis Nihon Units deposited pursuant to the Cash Offer.

To the extent that cash is pro-rated, any Alexis Nihon Unit not so purchased for cash pursuant to the Cash Offer will be automatically withdrawn (without any further action by the depositing Alexis Nihon Unitholder) with the result that such Alexis Nihon Units will be exchanged for Cominar Units at the Exchange Ratio on a tax-deferred "rollover" basis for Canadian income tax purposes under the Exchange. See Section 21, "Certain Canadian Federal Income Tax Considerations" in this Cominar Circular.

Pre-Exchange Unit Redemption

The Pre-Exchange Unit Redemption will only apply if less than $127.5 million is elected under the Cash Offer. There is an aggregate maximum number of 17,284,777 Cominar Units (including in respect of Alexis Nihon Units issued upon conversion of the Alexis Nihon Convertible Debentures) available under the Exchange. If more than such amount is elected under the Exchange then, following completion of the Cash Offer but prior to the commencement of the Exchange, the then outstanding Alexis Nihon Units (other than Alexis Nihon Units held by Cominar or an affiliate or subsidiary of Cominar following the take-up and payment of and for Alexis Nihon Units tendered under the Cash Offer) will be redeemed on a pro rata basis by Alexis Nihon (and thus transferred to Alexis Nihon) to the extent of the difference between: (i) $127.5 million; and (ii) the actual amount of cash used to pay for Alexis Nihon Units under the Cash Offer. The consideration for such redemption shall be an amount of $17.00 per Alexis Nihon Unit payable in cash. This redemption will be a taxable disposition. See Section 21, "Certain Canadian Federal Income Tax Considerations" in the Cominar Circular.

The Cash Offer, the Pre-Exchange Unit Redemption and the Exchange, and where the context so requires, the other transactions between Cominar and Alexis Nihon contemplated by the Combination Agreement, are together referred to as the "**Combination**".

Treatment of Non-Electing Alexis Nihon Unitholders

Alexis Nihon Unitholders who fail to deposit their Alexis Nihon Units in acceptance of the Cash Offer or the Exchange, together with a Letter of Transmittal, as required under the Cash Offer or the Exchange, as the case may be, will have their Alexis Nihon Units redeemed and thereby transferred to Alexis Nihon pursuant to the Exchange and receive Cominar Units, subject to the Pre-Exchange Unit Redemption, if applicable, which is to occur following completion of the Offer but prior to the commencement of the Exchange.

Lock-up Agreement and Other Arrangements

On December 3, 2006, Cominar entered into a lock-up agreement (the "**Lock-up Agreement**") with Robert A. Nihon, 1158904 Ontario Inc., Anglia Holdings S.A., Nihon International Ltd. and Pillar Investments Ltd. (collectively, the "**Locked-up Unitholders**") which provide that, subject to certain conditions, the Locked-up Unitholders will vote their respective Alexis Nihon Units (being 4,229,202 Alexis Nihon Units in the aggregate representing approximately 16.3% of the outstanding Alexis Nihon Units as at December 3, 2006) in favour of the Exchange Resolution and to, subject to the Pre-Exchange Unit Redemption, dispose of their respective Alexis Nihon Units to Alexis Nihon in exchange for Cominar Units pursuant to the Exchange and to not tender or cause to be tendered their respective Alexis Nihon Units under the Cash Offer.

The Locked-up Unitholders have also agreed to vote or cause to be voted all their respective Alexis Nihon Units at any Meeting and in any action by written consent, against any action that could reasonably be expected to impede, interfere with or delay the Combination and to not, directly or indirectly, take any action of any kind which might reduce the likelihood of, or interfere with, the completion of the Combination, including to not, directly or indirectly, support or vote in favour of any Acquisition Proposal or transaction, other than the Combination, and to not, directly or indirectly, tender any of their respective Alexis Nihon Units under any offer or transaction, other than the Exchange. See Section 2, "Purpose of the Cash Offer, the Pre-Unit Exchange Redemption and the Exchange" in the Cominar Circular.

Recommendation of the Alexis Nihon Trustees

For the reasons described below, **the Alexis Nihon Trustees unanimously recommend (with Robert A. Nihon abstaining) that Alexis Nihon Unitholders vote <u>IN FAVOUR</u> of the Exchange Resolution and that those Alexis Nihon Unitholders who wish to sell their Alexis Nihon Units for cash on a taxable basis for Canadian income tax purposes (subject to pro-ration, if applicable) <u>ACCEPT</u> the Cash Offer and <u>TENDER</u> their Alexis Nihon Units to the Cash Offer.** A tender to the Cash Offer is <u>not</u> a vote in favour of the Exchange Resolution. See Section 2, "Recommendation of the Alexis Nihon Trustees" in the Trustees' Circular.

The benefits described below are not intended to be exhaustive and are based on market and business conditions existing as of the date hereof and reflect the Alexis Nihon Trustees' best estimate of the effects of the Combination. **There can be no assurance that the benefits will ultimately be achieved.** In reaching its conclusion, the Alexis Nihon Board did not find it practical, and did not assign any relative or specific weight to the different factors which were considered, and individual members of the Alexis Nihon Board may have given different weight to different factors. The Alexis Nihon Trustees relied on their personal knowledge of Alexis Nihon and the industry in which it is involved and information provided by CIBC in making their recommendation concerning the Combination. In concluding that the Combination is fair to the Alexis Nihon Unitholders and in the best interests of Alexis Nihon, the Alexis Nihon Trustees considered, among other relevant factors, the following:

Cash Offer Represents Significant Premium

The cash price under the Cash Offer of $17.00 for each Alexis Nihon Unit represented a premium of approximately 19.4%, based on the 20-day weighted average price of Alexis Nihon Units on the TSX to December 1, 2006. The Exchange Ratio of 0.77 Cominar Unit for each Alexis Nihon Unit valued the Alexis Nihon Units at $17.00 based on the 20-day weighted average closing price of $22.14 for a Cominar Unit on the TSX to December 1, 2006. This value and these premiums do not reflect any of the synergies and other benefits that are expected to flow from the combination of Alexis Nihon and Cominar.

Greater Opportunity for Additional Value

It is expected that the combined REIT that would result from the Combination would have total assets of approximately $1.8 billion, a market capitalization of approximately $1.147 billion (based on the trading price of the Cominar Units on December 1, 2006 being the day prior to the announcement of the Combination, and assuming $17.00 is paid out under the Cash Offer), unitholders' equity of approximately $703 million, and long-term debt that is approximately 56% of the Gross Book Value of its assets including convertible debentures (50% excluding convertible debentures). Accordingly, it is expected that the Combination represents a meaningful opportunity for Alexis Nihon Unitholders to realize additional value in the following ways: (i) Alexis Nihon Unitholders would own units of a combined REIT which would benefit from a potentially lower cost of capital following the completion of the Combination and better access to capital, with an enhanced ability to make accretive property acquisitions; and (ii) given its size, the combined entity is also expected to have a stronger presence in Canada's financial markets.

Leading Market Position, Diversification and Complementary Portfolio

The Combination is expected to provide the combined REIT with a leading market position and broadened geographic diversification through a substantial portfolio of 204 properties and approximately 19.3 million square feet of leasable space in the Province of Québec and the National Capital Region. The Combination will create one of the largest owners and managers of commercial real estate in the Province of Québec and will combine the highly complementary real estate portfolios of both Cominar and Alexis Nihon to provide an even more diversified base of office, industrial and retail properties.

Preservation of Fundamental Characteristics

The combined REIT resulting from the Combination is expected to preserve for Alexis Nihon Unitholders the characteristics that have historically been fundamental to Alexis Nihon, including providing Alexis Nihon Unitholders with stable and growing cash distributions, payable monthly, and to a reasonable extent, tax-deferred, from investments primarily in a portfolio of income producing commercial properties and enhancing unitholder value through accretive real property acquisitions.

Well Positioned for Growth

It is expected that the combined REIT resulting from the Combination will have an initial pro forma debt to Gross Book Value of approximately 56% (including convertible debentures and approximately 50% excluding convertible debentures) and will maintain Cominar's conservative distribution policy. In addition to the balance sheet strength, a strong combined pipeline of acquisitions and strong development capabilities will position the combined entity for future growth. Together, the combined REIT is expected to have over $70 million of developments in the pipeline.

Consideration Under Combination Is Fair from a Financial Point of View

CIBC has provided the Fairness Opinions to the Transaction Committee and the Alexis Nihon Board, dated December 3, 2006 and December 20, 2006, concluding that, subject to the assumptions, limitations and qualifications contained therein, the consideration offered under the Combination (as defined on each of such date) was fair, from a financial point of view, to Alexis Nihon Unitholders. Copies of the Fairness Opinions are attached as Appendix B.

Support of Significant Unitholders

The Locked-up Unitholders (being Robert A. Nihon and certain entities controlled directly or indirectly by him) holding approximately 16.3% of the outstanding Alexis Nihon Units as at December 3, 2006 have entered into the Lock-up Agreement. See Section 2, "Purpose of the Cash Offer, the Pre-Exchange Unit Redemption and the Exchange" in the Cominar Circular.

Benefits of a Tax-Deferred Exchange

The Exchange provides Alexis Nihon Unitholders who are resident in Canada within the meaning of the Tax Act with the opportunity to exchange their Alexis Nihon Units for Cominar Units on a tax-deferred "rollover" basis for Canadian income tax purposes (subject to the Pre-Exchange Unit Redemption, if applicable, which is a taxable transaction) so as to defer the realization of any gain (or loss) for Canadian income tax purposes. See Section 21, "Certain Canadian Federal Income Tax Considerations" in the Cominar Circular.

Enhanced Liquidity

It is expected that Alexis Nihon Unitholders will also enjoy substantially greater liquidity once the Combination is complete. Based on the closing price of $22.76 for a Cominar Unit and of $14.89 for an Alexis Nihon Unit on the TSX on December 1, 2006, the last day on which the Cominar Units and the Alexis Nihon Units traded prior to the public announcement of the Combination Agreement, the combined REIT will have a market capitalization of approximately $1.147 billion.

Attractive Investment Fundamentals

Alexis Nihon believes that the Combination should benefit Alexis Nihon Unitholders by combining Alexis Nihon's existing properties with a portfolio of properties that are complementary both as to property type and geographic distribution and are also of high quality. Occupancy at Cominar's properties as at September 30, 2006 was 94.6% (based on percentage leased), compared to Alexis Nihon's occupancy of 92.4% (based on percentage occupied) as at September 30, 2006.

Continued Representation on Combined REIT Board of Trustees

Pursuant to the Combination Agreement, Cominar will, at the next annual general meeting of Cominar Unitholders following the Closing, propose that its board of trustees be increased to ten (10) trustees, by way of an increase from five (5) to six (6) independent trustees through the election of Gérard A. Limoges and Richard Guay as two of the proposed independent trustees, one of whom shall replace a then existing independent trustee of Cominar. While the foregoing will be proposed to the holders of Units of the combined REIT, there can be no assurances that such holders will vote in favour thereof.

Terms of the Combination Agreement

Under and subject to the Combination Agreement, the Alexis Nihon Board remains able to respond, in accordance with the terms of the Combination Agreement, to an unsolicited *bona fide* written Acquisition Proposal that is more favourable to the Alexis Nihon Unitholders from a financial point of view, provided such proposal constitutes a Superior Proposal.

There can be no assurances that any of the foregoing will be achieved. Alexis Nihon Unitholders should nevertheless consider the Combination carefully and come to their own decision as to acceptance or rejection of the Cash Offer, and whether or not to support the Combination and vote in favour of the Exchange Resolution. See Section 3, "Reasons for the Recommendation" in the Trustees' Circular.

Withdrawal of Deposited Alexis Nihon Units

All deposited Alexis Nihon Units are irrevocable except as provided in Section 8, "Right of Withdrawal of Deposited Alexis Nihon Units" in the Cash Offer or pursuant to any automatic withdrawal in connection with proration under the Cash Offer.

Conditions of Offer

Notwithstanding any other provision of the Cash Offer, Cominar has the right to withdraw the Cash Offer and not take up and pay for, or extend the period of time during which the Cash Offer is open and postpone taking up and paying for, any Alexis Nihon Unit deposited hereunder unless the conditions described in Section 4, "Conditions of the Cash Offer" in the Cash Offer are fulfilled to the satisfaction of or waived, by Cominar, at the time Cominar proposes to accept Alexis Nihon Units for take up under the Cash Offer immediately prior to the Closing Time. These conditions include, notably, that the Exchange Resolution shall have been approved by Alexis Nihon Unitholders by at least 66 ⅔% of the votes attached to the Alexis Nihon Units represented in person or by proxy at the Meeting. See Section 4, "Conditions of the Cash Offer" in the Cash Offer.

Payment

Subject to the conditions of the Cash Offer (including each of the conditions for the benefit of Cominar referred to under Section 4, "Conditions of the Cash Offer" in the Cash Offer) having been fulfilled or waived by Cominar at the Condition Determination Time, Cominar will become obligated to take up and pay for the Alexis Nihon Units deposited under the Cash Offer (and not withdrawn pursuant to Section 7, "Pre-Exchange Unit Redemption" in the Cash Offer) within all time periods prescribed by Applicable Securities Laws. See Section 6, "Payment for Deposited Alexis Nihon Units" in the Cash Offer.

Cominar

Cominar is an unincorporated closed-end real estate investment trust, created by the Cominar contract of Trust under the laws of the Province of Québec. Although Cominar qualifies as a "mutual fund trust" as defined in the Tax

Act, Cominar is not a "mutual fund" as defined by applicable securities legislation. The head office of Cominar is located at 455 du Marais Street, Quebec City, Québec G1M 3A2.

Cominar is one of the largest commercial real estate property owners and managers in the Province of Québec. It owns a high quality portfolio of 139 properties in the Greater Montreal and Quebec City areas, consisting of 15 office, 31 retail, and 93 industrial and mixed-use buildings, totaling over 10.2 million square feet. Cominar's objectives are to deliver to its unitholders growing cash distributions and to maximize unitholder value through proactive management and the growth of its portfolio.

The portfolio comprises approximately 2.3 million square feet of office space, 2.4 million square feet of retail space and 5.5 million square feet of industrial and mixed-use space, representing, in the aggregate, approximately 10.2 million square feet of leasable area. As at September 30, 2006, Cominar's portfolio was approximately 94.6% leased. Cominar properties are mostly situated in prime locations along major traffic arteries and benefit from high-visibility and easy access by both tenants' customers. See Section 6, "Cominar" in the Cominar Circular.

Alexis Nihon

Alexis Nihon is an unincorporated closed-end investment trust created by contract of trust, dated October 18, 2002 as amended under the laws of the Province of Québec and established to continue and expand the commercial real estate activities formerly carried on by the Alexis Nihon Group, which was formed in the late 1940's and which, since 1980, has been engaged in acquiring, developing, redeveloping, renovating, owning, managing and leasing properties primarily in the Greater Montreal area. Although Alexis Nihon qualifies as a "mutual fund trust" as defined in the Tax Act, it is not a "mutual fund" as defined by Applicable Securities Laws. The head office of Alexis Nihon is located at 1 Place Alexis Nihon, 3400 de Maisonneuve Blvd. West, Suite 1010, Montreal, Québec H3Z 3B8.

Alexis Nihon began its activities on December 20, 2002, at the time of the completion of its initial public offering, when it acquired the 18 initial properties of Alexis Nihon and related assets from certain members of the Nihon/Massicotte Group, as described in Alexis Nihon's prospectus dated December 13, 2002.

Alexis Nihon owns interests in 65 office, retail, and industrial properties, including a 426 unit multi-family residential property, located in the Greater Montreal area and the National Capital Region. Alexis Nihon's portfolio has an aggregate of 9.1 million square feet of leasable area, of which 0.4 million square feet is co-owned. See Section 7, "Alexis Nihon" in the Cominar Circular.

Cominar and Alexis Nihon following the Combination

Properties

Following Closing, Cominar intends to focus on integrating the Alexis Nihon portfolio with its own portfolio and anticipates making only selective additional property acquisitions and developments in the near term. In addition, management anticipates that it will continue to operate Cominar's business with a view to improving distributable income and unit value.

On a pro forma basis, Cominar is expected to have total assets of approximately $1.8 billion, a portfolio of 204 properties and a market capitalization of approximately $1.147 million (based on the trading price of the Cominar Units on December 1, 2006, being the day prior to the announcement of the Combination). Following the Combination, the combined REIT will have a large portfolio of properties situated primarily in the Greater Montreal area, the Greater Quebec City area and the National Capital Region.

The following chart sets out the pro forma leasable space of the combined REIT by area as at September 30, 2006:


Greater
Quebec
City Area
32%
St-
Jérome
1%
National
Capital
Region
Greater
Montreal
Area
64%

The following chart sets out the pro forma segmented net operating income of the combined REIT as at September 30, 2006:


Industrial
& Mixed
Use
29%
Office
39%
Residenti
al
1%
Retail
31%

Borrowing

Under the Cominar Contract of Trust, Cominar is not permitted to incur or assume any indebtedness if, after giving effect to the incurring or assumption of such indebtedness (including convertible debt), the total indebtedness of Cominar would be more than 60% of the Gross Book Value of Cominar's assets. The pro forma Debt Ratio of Cominar as at September 30, 2006, after giving effect to the Combination and anticipated borrowings under the Credit Facilities is anticipated to be approximately 56%, including convertible debentures.

Selected Pro Forma Financial Information

The following selected historical financial information of Cominar and Alexis Nihon has been derived from the respective audited financial statements of Cominar and Alexis Nihon as at and for the year ended December 31, 2005 and the unaudited financial statements for the nine-month period ended September 30, 2006. The unaudited Cominar Pro Forma Consolidated selected financial information has been derived from the unaudited Cominar Pro Forma Consolidated financial statements as at and for the year ended December 31, 2005 and for the nine-month period ended September 30, 2006, included in this Cominar Circular.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

BALANCE SHEET
As at September 30, 2006

	Cominar	Alexis Nihon	Cominar Pro Forma Condensed Consolidated (as adjusted)
	(in thousands of dollars) (unaudited)		
Assets			
Income properties	688,040	697,397	1,578,291
Intangible assets	–	38,167	94,357
Properties under development	17,685	–	17,685
Land held for future development	6,590	964	7,554
Deferred expenses and other assets	31,731	25,232	38,304
Other assets	21,499	412	39,819
	765,545	762,172	1,776,010
Liabilities			
Mortgages payable	273,966	401,339	676,416
Convertible debentures	48,181	53,571	104,928
Bank indebtedness	47,499	57,063	245,062
Other liabilities	24,196	23,043	46,625
	393,842	535,016	1,073,031
Unitholder's equity	371,703	227,156	702,979
	765,545	762,172	1,776,010

STATEMENT OF INCOME
For the Year Ended December 31, 2005

	Cominar	Alexis Nihon	Cominar Pro Forma Condensed Consolidated (as adjusted)
			(unaudited)
	(in thousands of dollars)		
Operating revenues	122,104	121,496	244,382
Operating expenses	48,022	58,666	106,688
Net operating income before the under noted	74,082	62,830	137,694
Interest on borrowings	21,079	26,413	58,276
Depreciation of income properties and amortization of intangible assets	14,766	15,220	54,212
Amortization of deferred expenses and other assets	5,648	10,856	5,834
Trust administrative expenses	1,757	2,600	4,357
Net income	31,327	6,128	13,897

18

STATEMENT OF INCOME
Period of nine-months ended September 30, 2006

	Cominar	Alexis Nihon	Cominar Pro Forma Condensed Consolidated (as adjusted)
	(in thousands of dollars) (unaudited)		
Operating revenues	98,664	102,371	201,622
Operating expenses	39,205	47,767	86,972
Net operating income before the under noted	59,459	54,604	114,650
Interest on borrowings	16,626	22,613	47,317
Depreciation of income properties and amortization of intangible assets	12,088	12,285	43,963
Amortization of deferred expenses and other assets	5,136	10,266	5,272
Trust administrative expenses	1,628	1,945	3,573
Net income	23,628	7,495	14,172

Risk Factors

Alexis Nihon Unitholders are urged to carefully consider all of the information set forth in Section 16, "Risk Factors" in the Cominar Circular as to risks inherent in an investment in the Cominar Units, including risks related to integration, availability of distributable income, consents required in connection with the Combination, dependence on key personnel, financing and other tax related risk factors.

Certain Canadian Federal Income Tax Considerations

A disposition of Alexis Nihon Units pursuant to the Cash Offer will be a taxable disposition for the Alexis Nihon Unitholder. A redemption of Alexis Nihon Units in consideration for cash pursuant to the Pre-Exchange Unit Redemption will be a taxable transaction for the Alexis Nihon Unitholder. A disposition of Alexis Nihon Units pursuant to the Exchange will be on a tax-deferred "rollover" basis for Canadian income tax purposes. See Section 21, "Certain Canadian Federal Income Tax Considerations" in the Cominar Circular.

Depositary

Cominar has engaged the Depositary for payment and for the receipt of Letters of Transmittal and related documentation deposited under the Cash Offer and the Exchange, each as described in Section 3, "Manner of Acceptance" in the Cash Offer. See Section 20, "Depositary" in the Cominar Circular.

Regulatory Matters

The transactions contemplated by the Combination are subject to various regulatory requirements. See Section 15, "Regulatory Matters" in the Cominar Circular.

Solicitation of Proxies

The Alexis Nihon Information Circular is furnished in connection with the solicitation by and on behalf of the Management of Alexis Nihon of proxies to be used at the Meeting to be held on the 29th day of January, 2007, at the time and place and for the purposes set forth in the Notice of Meeting accompanying the Alexis Nihon Information Circular and at any adjournment(s) or postponement(s) thereof. See Section 1, "Solicitation of Proxies" in the Alexis Nihon Information Circular.

National Bank Financial has been engaged to act as Dealer Manager in connection with the solicitation of proxies for the Exchange Resolution. The Dealer Manager has also undertaken to form a soliciting dealer group comprising members of the Investment Dealers Association of Canada and participating organizations of the TSX to solicit proxies. A member of the soliciting dealer group including the Dealer Manager is referred to herein as "Soliciting Dealer". The Soliciting Dealer will be paid a fee of $0.125 for each proxy deposited in favour of the

Exchange Resolution through such Soliciting Dealer subject to a minimum of $90 and a maximum of $1,500 per beneficial owner. See Section 20, "Soliciting Dealer" in the Cominar Circular.

Appointment of Proxies

A form of proxy is enclosed (which is printed on blue paper). See Section 2, "Appointment of Proxies" in the Alexis Nihon Information Circular. **A tender to the Cash Offer is not a vote for the Exchange Resolution. All Alexis Nihon Unitholders who support the Combination (including Alexis Nihon Unitholders who accept the Cash Offer) should indicate their approval of the Exchange Resolution by completing and returning the form of proxy (which is printed on blue paper) provided with the Alexis Nihon Information Circular instructing the proxyholder to vote their Alexis Nihon Units IN FAVOUR of the Exchange Resolution at the Meeting.**

Revocation of Proxies

An Alexis Nihon Unitholder executing the enclosed form of proxy may revoke it at any time before it has been exercised. See Section 4, "Revocation of Proxies" in the Alexis Nihon Information Circular.

Exercise of Discretion by Proxies

Alexis Nihon Units represented by proxies will be voted specified on any ballot that may be called for and, if the Alexis Nihon Unitholder specifies a choice with respect to any matter to be acted upon at the Meeting, Units represented by properly executed proxies will be voted accordingly. **If no specification is made, a proxyholder will vote the Alexis Nihon Units IN FAVOUR of the Exchange Resolution.**

The Alexis Nihon Trustees know of no matters to come before the Meeting, other than the matters referred to in the Notice of Meeting. However, if any other matters which are not known to the Alexis Nihon Trustees should properly come before the Meeting, the Alexis Nihon Units represented by proxies will be voted on such matters in accordance with the best judgment of the proxyholder. See Section 5, "Voting of Alexis Nihon Units" in the Alexis Nihon Information Circular.


COMINAR

CASH OFFER MADE BY

COMINAR REAL ESTATE INVESTMENT TRUST

FOR UNITS OF

ALEXIS NIHON REAL ESTATE INVESTMENT TRUST

TO ALL ALEXIS NIHON UNITHOLDERS

December 20, 2006

THE CASH OFFER

The accompanying Cominar Circular (including the documents incorporated by reference therein) and Letter of Transmittal (which is printed on yellow paper) are incorporated into and form part of the Cash Offer and contain important information which should be read carefully before making a decision with respect to the Cash Offer.

TO: THE HOLDERS OF UNITS OF ALEXIS NIHON

1. The Cash Offer

Cominar hereby offers to purchase, on and subject to the terms and conditions hereinafter specified (including, if the Cash Offer is extended or amended, the terms and conditions of any extension or amendment), from all of the Alexis Nihon Unitholders, including Alexis Nihon Unitholders upon the conversion of the Alexis Nihon Convertible Debentures, Alexis Nihon Units for $17.00 cash per Alexis Nihon Unit, to a maximum of $127.5 million in the aggregate (7,500,000 Alexis Nihon Units without giving effect to any adjustments in accordance with the terms of the Combination Agreement) and subject to pro-ration as discussed below.

ALL ALEXIS NIHON UNITHOLDERS WHO SUPPORT THE COMBINATION (INCLUDING ALEXIS NIHON UNITHOLDERS WHO ACCEPT THE CASH OFFER) SHOULD INDICATE THEIR APPROVAL OF THE EXCHANGE RESOLUTION BY COMPLETING AND RETURNING THE FORM OF PROXY (WHICH IS PRINTED ON BLUE PAPER) PROVIDED WITH THE ALEXIS NIHON INFORMATION CIRCULAR INSTRUCTING THE PROXYHOLDER TO VOTE THEIR ALEXIS NIHON UNITS IN FAVOUR OF THE EXCHANGE RESOLUTION AT THE MEETING.

A tender to the Cash Offer is not a vote for the Exchange Resolution.

Distributions on Cominar Units held by non-residents of Canada will be subject to withholding tax. Persons not resident in Canada should be aware that the Pre-Exchange Unit Redemption will trigger a special Canadian tax of 15% under Part XIII.2 of the Tax Act on any amounts paid by Alexis Nihon which are not otherwise subject to tax in Canada and such tax will be withheld by Alexis Nihon. See Section 21, "Certain Canadian Federal Income Tax Considerations — Non-Residents of Canada". Alexis Nihon Unitholders that are not residents of Canada are urged to accept the Cash Offer. Please also see Section 16, "Risk Factors" in the Cominar Circular as to risks inherent in an investment in the Cominar Units including liquidity and price fluctuation.

Pro-ration of Cash

The maximum amount of cash available under the Cash Offer to the Alexis Nihon Unitholders will be limited to $127.5 million, and in the event more than such amount is elected under the Cash Offer, then the cash payable to each former Alexis Nihon Unitholder who accepted the Cash Offer will be pro-rated according to the number of Alexis Nihon Units deposited by each such former Alexis Nihon Unitholder pursuant to the Cash Offer divided by the total number of Alexis Nihon Units deposited pursuant to the Cash Offer.

To the extent that cash is pro-rated, any Alexis Nihon Units not so purchased for cash pursuant to the Cash Offer will be automatically withdrawn (without any further action by the depositing Alexis Nihon Unitholder) with the result that such Alexis Nihon Units will be exchanged for Cominar Units at the Exchange Ratio on a tax-deferred "rollover" basis for Canadian income tax purposes under the Exchange. See Section 21, "Certain Canadian Federal Income Tax Considerations" in the Cominar Circular.

Pre-Exchange Unit Redemption

The Pre-Exchange Unit Redemption will only apply if less than $127.5 million as cash consideration is elected under the Cash Offer. There is an aggregate maximum number of 17,284,777 Cominar Units (including in respect of Alexis Nihon Units issued upon conversion of the Alexis Nihon Convertible Debentures) available under the Exchange. If more than such amount is elected under the Exchange then, following completion of the Cash Offer but prior to the commencement of the Exchange, the then outstanding Alexis Nihon Units (other than Alexis Nihon Units held by Cominar or an affiliate or subsidiary of Cominar following the take-up and payment of and for Alexis Nihon Units tendered under the Cash Offer) will be redeemed on a pro rata basis by Alexis Nihon (and thus transferred to Alexis Nihon) to the extent of the difference between: (i) $127.5 million; and (ii) the actual amount of cash used to pay for Alexis Nihon Units under the Cash Offer. The consideration for such redemption shall be an amount of $17.00 per Alexis Nihon Unit payable in cash. This redemption will be a taxable disposition. See Section 21, "Certain Canadian Federal Income Tax Considerations" in the Cominar Circular.

Treatment of Non-Electing Alexis Nihon Unitholders

Alexis Nihon Unitholders who fail to deposit their Alexis Nihon Units in acceptance of the Cash Offer or the Exchange, together with a Letter of Transmittal, as required under the Cash Offer or the Exchange, as the case may be, will have their Alexis Nihon Units redeemed by Alexis Nihon and thereby transferred to Alexis Nihon pursuant to the Exchange and receive Cominar Units, subject to the Pre-Exchange Unit Redemption, if applicable, which is to occur following completion of the Offer but prior to the commencement of the Exchange.

Fractions

Cominar will not issue any fractional Cominar Units. To the extent that a registered Alexis Nihon Unitholder becomes entitled to fractional Cominar Units, the Depositary, acting as agent for the registered Alexis Nihon Unitholders, will be required to sell a number of Cominar Units equal to the aggregate of such fractional Cominar Units through the TSX and pay the net proceeds of these sales, less brokerage sales commissions, to the applicable depositing Alexis Nihon Unitholders.

Conditions

The obligation of Cominar to take up and pay for Alexis Nihon Units pursuant to the Cash Offer is subject to certain conditions. See Section 4, "Conditions of the Cash Offer" in this Cash Offer.

The accompanying Cominar Circular and Schedule "A" appended hereto (but not the Appendices hereto) are incorporated by reference in and form part of the Cash Offer.

2. Time for Acceptance

This Cash Offer is open for acceptance for the period commencing on the date hereof until the Expiry Time (being 10:00 a.m. Montreal time on January 30, 2007, as may be extended by Cominar from time to time), unless withdrawn by Cominar. The Cash Offer may be extended by Cominar. See Section 5, "Extension and Variation of the Cash Offer" in this Cash Offer.

While the Expiry Time is subsequent to the date of the Meeting, all Alexis Nihon Unitholders are urged to tender their Alexis Nihon Units or deposit their Alexis Nihon Unit certificates at the same time and together with the duly completed form of proxy (which is printed on blue paper) and Letter of Transmittal (which is printed on yellow paper).

3. Manner of Acceptance

The following discussion applies only to registered Alexis Nihon Unitholders. Any beneficial Alexis Nihon Unitholder having Alexis Nihon Units registered in the name of a broker, dealer, financial institution or other Intermediary should contact such broker, dealer, financial institution or other Intermediary for assistance in connection with the Cash Offer and the Exchange.

ALL ALEXIS NIHON UNITHOLDERS WHO SUPPORT THE COMBINATION (INCLUDING ALEXIS NIHON UNITHOLDERS WHO ACCEPT THE CASH OFFER) SHOULD INDICATE THEIR APPROVAL OF THE EXCHANGE RESOLUTION BY COMPLETING AND RETURNING THE FORM OF PROXY (WHICH IS PRINTED ON BLUE PAPER) PROVIDED WITH THE ALEXIS NIHON INFORMATION CIRCULAR INSTRUCTING THE PROXYHOLDER TO VOTE THEIR ALEXIS NIHON UNITS IN FAVOUR OF THE EXCHANGE RESOLUTION AT THE MEETING.

Only those Alexis Nihon Unitholders who wish to sell their Alexis Nihon Units for cash on a taxable basis for Canadian income tax purposes (subject to pro-ration, if applicable) should deposit their Alexis Nihon Units in acceptance of the Cash Offer as described below. Alexis Nihon Unitholders that wish to have their

Alexis Nihon Units exchanged for Cominar Units under the Exchange should elect to participate in the Exchange.

Letter of Transmittal

The Cash Offer may be accepted by delivering to the Depositary at its office listed in the Letter of Transmittal, so as to arrive there at or prior to the Expiry Time:

(a) certificate(s) representing the Alexis Nihon Units in respect of which the Cash Offer is being accepted;

(b) a Letter of Transmittal (which is printed on yellow paper) in the form accompanying the Cash Offer, or a manually signed facsimile thereof, with Part A duly completed and executed as required by the instructions and rules set forth in such Letter of Transmittal; and

(c) any other relevant documents required by the instructions set forth in the Letter of Transmittal.

Alexis Nihon Unitholders who do not wish to receive cash for their Alexis Nihon Units on a taxable basis for Canadian Income Tax purposes and who wish to exchange their Alexis Nihon Units for Cominar Units on a tax-deferred "rollover" basis (subject to the Pre-Exchange Unit Redemption, which is a taxable disposition, if it becomes applicable), for Canadian income tax purposes, so as to defer the realization of any gain (or loss) for Canadian income tax purposes until disposition of the Cominar Units received pursuant to the Exchange, should not accept the Cash Offer and should rather have their Alexis Nihon Units exchanged under the Exchange (subject to the Pre-Exchange Unit Redemption, if applicable).

However, in order to receive the certificates for the Cominar Units to which they are entitled pursuant to the Exchange, such Alexis Nihon Unitholders must deliver to the Depositary, at its office listed in the Letter of Transmittal, at any time prior to or following the Expiry Time:

(a) each of the certificates representing their Alexis Nihon Units;

(b) a Letter of Transmittal, with Part B and, in the case of U.S. resident Alexis Nihon Unitholders, Block E, duly completed and executed, as required by the instructions and rules set forth in such Letter of Transmittal; and

(c) any other relevant documents required by the instructions set forth in the Letter of Transmittal.

In each case, <u>all</u> Alexis Nihon Unitholders who support the Combination (including Alexis Nihon Unitholders who accept the Cash Offer) should indicate their approval of the Exchange Resolution by completing and returning the form of proxy (which is printed on blue paper) provided with the Alexis Nihon Information Circular instructing the proxyholder to vote their Alexis Nihon Units in favour of the Exchange Resolution at the Meeting. Tenders to the Cash Offer are not votes in favour of the Exchange Resolution. The Cash Offer is conditional upon, among other things, adoption of the Exchange Resolution.

Except as otherwise provided in the instructions and rules set forth in the Letter of Transmittal, the signature on a Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the Alexis Nihon Units deposited pursuant to the Letter of Transmittal, any certificate(s) accompanying the Letter of Transmittal must be endorsed or the Letter of Transmittal must be accompanied by an appropriate transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel or transfer power of attorney guaranteed by an Eligible Institution.

If an election in Part A (Tender to the Cash Offer) of a Letter of Transmittal is not made, or is not properly made, the Alexis Nihon Unitholder shall be deemed to have elected Part B (the Exchange) of the Letter of Transmittal in respect of any Alexis Nihon Units deposited pursuant to the Letter of Transmittal. If no Alexis Nihon Units have been so deposited, such Letter of Transmittal will be deemed to be invalid and, if the Exchange Resolution is approved at the Meeting, the applicable Alexis Nihon Units will, subject to the Pre-Exchange Unit Redemption (which is a taxable disposition) be exchanged for Cominar Units under the Exchange.

In addition to the foregoing procedure, Alexis Nihon Units may also be deposited by book-entry transfer through CDS in a manner acceptable to Cominar. If an Alexis Nihon Unitholder deposits Alexis Nihon Units according to the procedure for book-entry transfer, the Alexis Nihon Unitholder thereby expressly acknowledges that such Alexis Nihon Unitholder has received and agrees to be bound by the terms of the Letter of Transmittal and that Cominar may enforce such agreement against the Alexis Nihon Unitholder.

By delivering a duly completed Letter of Transmittal, an Alexis Nihon Unitholder will be conferring certain authority and powers to any trustee or officer of Cominar as may be designated in writing by Cominar to act as the true and lawful agent, attorney and attorney-in-fact of the Alexis Nihon Unitholder with respect to such Alexis Nihon Unitholder's Alexis Nihon Units deposited therewith which are taken up and paid for under the Cash Offer or redeemed or retracted under the Exchange or the Pre-Exchange Unit Redemption, if applicable, as the case may be, all as described in the Letter of Transmittal. Any authority conferred, or agreed to be conferred, by the Alexis Nihon Unitholder pursuant to the Letter of Transmittal may be exercised during any subsequent legal incapacity of such unitholder and all the obligations of the Alexis Nihon Unitholder in the Letter of Transmittal shall survive the death or incapacity, bankruptcy or insolvency of the Alexis Nihon Unitholder and all obligations of such Alexis Nihon Unitholder under the Letter of Transmittal shall be binding upon such Alexis Nihon Unitholder's heirs, executors, personal representatives, successors and assigns.

Information for Beneficial Holders of Alexis Nihon Units

The information set forth in this Section 3 is of significant importance to beneficial Alexis Nihon Unitholders. If Alexis Nihon Units are listed in an account statement provided to an Alexis Nihon Unitholder by a broker, dealer, financial institution or other Intermediary, then those Alexis Nihon Units will not be registered in the Alexis Nihon Unitholder's name on the records of Alexis Nihon. All of such Alexis Nihon Units will be registered under the name of CDS & Co.

Any beneficial Alexis Nihon Unitholder having Alexis Nihon Units registered in the name of a broker, dealer, financial institution or other Intermediary should contact such broker, dealer, financial institution or other Intermediary for assistance in connection with the Cash Offer.

General

The Cash Offer will be deemed to be accepted only if the Depositary actually has received the requisite documents at or before the Expiry Time.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Alexis Nihon Units and accompanying documents deposited pursuant to the Cash Offer will be determined by Cominar in its sole discretion. Depositing Alexis Nihon Unitholders agree that such determinations will be final and binding. Cominar reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. Cominar reserves the absolute right to waive any defect or irregularity in the deposit of any Alexis Nihon Units and accompanying documents. There is no obligation on the part of Cominar, Alexis Nihon or the Depositary, or any of their respective trustees, directors or officers, to give notice of any defects or irregularities in any deposit and no liability will be incurred by any of them for failure to give any such notice. Cominar's interpretation of the terms and conditions of the Cash Offer (including the Cominar Circular and the Letter of Transmittal) will be final and binding. Cominar reserves the right to permit the Cash Offer to be accepted in a manner other than that set forth above.

In all cases, payment for the deposited Alexis Nihon Units taken up by Cominar will be made only after timely receipt by the Depositary of the certificates representing the Alexis Nihon Units together with a duly completed and executed Letter of Transmittal or a manually signed facsimile thereof, covering such Alexis Nihon Units, with the signatures guaranteed in accordance with the instructions set forth in the Letter of Transmittal (or delivery of the deposited Alexis Nihon Units by book-entry transfer in a manner acceptable to Cominar) and any other required documents.

The method of delivery of the Letter of Transmittal for the Alexis Nihon Units, the certificates representing the Alexis Nihon Units, if applicable, and all other required documents is at the option and risk of the person depositing the same. It is recommended that such documents be delivered by hand to the Depositary and a receipt obtained therefor or, if mailed, that registered mail, with return receipt requested, be used and that appropriate insurance be obtained.

Depositing Alexis Nihon Unitholder's Representations and Warranties

All Alexis Nihon Unitholders depositing Alexis Nihon Units to the Cash Offer or in connection with the Exchange must have full power and authority to sell, assign and transfer the Alexis Nihon Units. Alexis Nihon

Unitholders depositing Alexis Nihon Units to the Cash Offer or in connection with the Exchange must have good title to their Alexis Nihon Units free and clear of all liens, restrictions, charges, encumbrances, claims and equities.

The completion of the Letter of Transmittal pursuant to the procedures set forth above will constitute an agreement between the depositing Alexis Nihon Unitholder and Cominar in accordance with the terms and conditions of the Cash Offer or the Exchange, as the case may be, including the depositing Alexis Nihon Unitholder's representation and warranty that: (i) such Alexis Nihon Unitholder has full power and authority to deposit, sell, assign and transfer the Alexis Nihon Units being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Alexis Nihon Units to any other person; (ii) such Alexis Nihon Unitholder has good title and is the beneficial owner of the Alexis Nihon Units being deposited within the meaning of applicable securities laws; (iii) if and when such Alexis Nihon Units are taken up and paid for by Cominar or redeemed or retracted by Alexis Nihon, Cominar or Alexis Nihon, as applicable, will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities and rights of third parties of any nature whatsoever; and (iv) the deposit of the Alexis Nihon Units complies with applicable securities laws.

Delivery of Form of Proxy for Purposes of the Meeting

All Alexis Nihon Unitholders, including those that tender to the Cash Offer, are requested to properly complete and execute the form of proxy to be provided by Alexis Nihon (which is printed on blue paper) with the accompanying Alexis Nihon Information Circular in order to ensure that their Alexis Nihon Units will be voted in favour of the Exchange Resolution at the Meeting.

4. Conditions of the Cash Offer

Notwithstanding any other provision of the Cash Offer, Cominar has the right to withdraw the Cash Offer and not take up and pay for, or extend the period of time during which the Cash Offer is open and postpone taking up and paying for, any Alexis Nihon Unit deposited hereunder unless the following conditions are fulfilled to the satisfaction of or waived, by Cominar, at the time Cominar proposes to accept Alexis Nihon Units for take up under the Cash Offer immediately prior to the Closing Time (the **"Condition Determination Time"**):

(a) the Exchange Resolution shall have been approved by Alexis Nihon Unitholders by at least 66 ⅔% of the votes attached to the Alexis Nihon Units represented in person or by proxy at the Meeting;

(b) there shall not be in force any final and non-appealable judgement, injunction, order or decree, there shall not have been passed any Law prohibiting, preventing, restraining or enjoining the consummation of the transactions contemplated by the Combination Agreement and there shall be no proceeding in progress that relates to or results from the transactions contemplated by the Combination Agreement that would, if successful, result in an order or ruling of a Governmental Entity that would preclude completion of the transactions contemplated by the Combination Agreement in accordance with the terms thereof or would otherwise be inconsistent with the Regulatory Approvals which have been obtained;

(c) there shall not be pending or threatened any suit, action or proceeding, in each case unless the same is acceptable to Cominar:

(i) seeking to prohibit or restrict the acquisition by Cominar of any assets of Alexis Nihon or Alexis Nihon Units, seeking to restrain or prohibit the consummation of the Cash Offer, the Pre-Exchange Unit Redemption or the Exchange, or seeking to obtain from Alexis Nihon or Cominar any material damages directly or indirectly in connection with the Combination;

(ii) seeking to prohibit or materially limit the ownership or operation by Cominar of any material portion of the business or assets of Alexis Nihon or any of its subsidiaries or to compel Cominar to dispose of or hold separate any material portion of the business or assets of Alexis Nihon or its subsidiaries;

(iii) seeking to impose material limitations on the ability of Cominar to acquire or hold, or exercise full rights of ownership of, any assets of Alexis Nihon or Alexis Nihon Units;

(iv) seeking to prohibit Cominar from effectively controlling in any material respect the business or operations of Alexis Nihon or any of its subsidiaries; or

(v) which otherwise is reasonably likely to have a Material Adverse Effect on Cominar;

(d) the Combination Agreement shall not have been terminated pursuant to Article 6 thereof;

(e) the Regulatory Approvals and the Third Party Consents and Cominar Third Party Consents shall have been obtained or satisfied;

(f) the Cominar Units (including those to be issued in connection with the Combination) shall have been listed and posted for trading (or conditionally approved for listing, as the case may be) on the TSX and no order, ruling or determination having the effect of suspending the issuance or ceasing the trading of the Cominar Units shall have been issued or made by any stock exchange, securities commission or other regulatory authority and be continuing in effect and no proceedings for that purpose shall have been instituted or pending or, to the knowledge of Cominar, contemplated or threatened by any stock exchange, securities commission or other regulatory authority;

(g) all covenants of Alexis Nihon under the Combination Agreement to be performed on or before the Closing Date or the Expiry Time, as applicable, shall have been duly performed by Alexis Nihon in all material respects;

(h) the representations and warranties of Alexis Nihon in Schedule C of the Combination Agreement (in each case without giving effect to any materiality qualifications or limitations therein) shall have been true and accurate on the date of the Combination Agreement, except to the extent that any untruths or inaccuracies would not have a Material Adverse Effect on Alexis Nihon;

(i) the representations and warranties of Alexis Nihon in Schedule C of the Combination Agreement (in each case without giving effect to any materiality qualifications or limitations therein) shall be true and accurate as of the Closing Date or the Expiry Time, as applicable, as if made on and as of such date (except to the extent such representations and warranties speak solely as of an earlier date, in which event such representations and warranties shall be true and correct to such extent as of such earlier date, or except as affected by transactions expressly contemplated by the Combination Agreement), except to the extent that any untruths or inaccuracies would not have a Material Adverse Effect on Alexis Nihon, and Cominar shall have received a certificate of Alexis Nihon addressed to Cominar and dated the Closing Date or the Expiry Time, as applicable, signed on behalf of Alexis Nihon by three senior executive officers of Alexis Nihon (on Alexis Nihon's behalf and without personal liability), confirming the same as at the Closing Date or the Expiry Time, as applicable;

(j) the Alexis Nihon Trustees shall have adopted all necessary resolutions, and all other necessary action shall have been taken by Alexis Nihon and its subsidiaries to permit the consummation of the Combination or any non-performance shall be acceptable to Cominar;

(k) there shall not have occurred a Material Adverse Change to Alexis Nihon;

(l) the Lock-up Agreement shall not have been terminated and each of the parties thereto (other than Cominar) shall not be in breach of any material representation, covenant or agreement of the Lock-up Agreement, provided that such condition shall no longer be applicable once the parties to the Lock-up Agreement (other than Cominar) have voted in favour of the Exchange Resolution and have exchanged all of the Alexis Nihon Units held by them pursuant to the Exchange;

(m) Alexis Nihon's counsel shall have provided the Alexis Nihon Debenture Trustee the opinion required under Section 13.1(f) of the Alexis Nihon Indenture in connection with the supplemental indenture contemplated by the Alexis Nihon Indenture; and

(n) all actions shall have been taken and all consents and approvals shall have been obtained to permit the transfer of the Alexis Nihon Assets to Cominar free and clear of all Encumbrances (other than "Permitted Encumbrances", as defined in the Combination Agreement, including those to be assumed by Cominar pursuant to the Combination Agreement), with good and marketable title to all of Alexis Nihon's properties to be conveyed to Cominar in connection with the Exchange, all on terms and conditions satisfactory to Cominar, acting reasonably, except to the extent that any such matter would not have a Material Adverse Effect on Cominar after giving effect to the transactions contemplated by the Combination Agreement.

The conditions contained in Section 5.1 of the Combination Agreement are essentially those contained in paragraphs (a) through (f) above (and may only be waived by the mutual consent of Cominar and Alexis Nihon), and the conditions contained in Section 5.2 of the Combination Agreement are essentially the reciprocal of those contained in paragraphs (g) through (n) above (and may be waived by Cominar at its sole option). Subject to the foregoing, Cominar may assert any of the foregoing conditions at any time, regardless of the circumstances giving rise to such assertion. Except as set forth above and below, Cominar may waive any of the foregoing conditions in whole or in part at any time and from time to time, both before and after the Expiry Time without prejudice to any other rights Cominar may have (see Section 5, "Extension and Variation of the Cash Offer" in this Cash Offer). The failure by Cominar at any time to exercise or assert any of the foregoing rights shall not be deemed to be a waiver of any such right and each such right shall be deemed an ongoing right which may be exercised or asserted at any time. Subject to the Combination Agreement, any determination by Cominar concerning the foregoing conditions shall be final and binding on all parties.

Any waiver of a condition or the withdrawal of the Cash Offer shall be effective upon written notice by Cominar to that effect to Alexis Nihon and the Depositary at its principal office in Montreal. Cominar, forthwith after giving or receiving any such notice, shall make a public announcement of such waiver or withdrawal and, where required by law, shall cause the Depositary as soon as practicable thereafter to notify the Alexis Nihon Unitholders in the manner set forth in Section 10, "Notice and Delivery" in this Cash Offer. If the Cash Offer is withdrawn or any condition thereto is not satisfied or waived by Cominar (and/or Alexis Nihon, if applicable), Cominar shall not be obligated to take up or pay for any Alexis Nihon Units deposited under the Cash Offer and the Depositary shall be required to promptly return all documents deposited by the relevant Alexis Nihon Unitholder including Letters of Transmittal and, if applicable, any certificates representing Alexis Nihon Units.

Where all the conditions of the Cash Offer set forth in this Section 4 have been satisfied or waived, Cominar shall forthwith issue a press release to that effect, which press release shall disclose the approximate number of Alexis Nihon Units deposited and that will be taken up.

5. Extension and Variation of the Cash Offer

The Cash Offer is open for acceptance until, but not after, the Expiry Time.

Cominar reserves the right, in its sole discretion (subject to the Combination Agreement), at any time and from time to time to extend the Expiry Time or to vary the Cash Offer by giving notice of such extension and variation to the Depositary at its principal office in Montreal, and by causing the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 10, "Notice and Delivery" in this Cash Offer to all Alexis Nihon Unitholders whose Alexis Nihon Units have not been taken up prior to the extension or variation. Cominar will, forthwith after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation. Any notice of an extension or variation will be deemed to have been given and to be effective at the time at which it is delivered or otherwise communicated to the Depositary at its principal office in Montreal.

During any such extension or in the event of any variation, all Alexis Nihon Units previously deposited and not withdrawn will remain subject to the Cash Offer and may be accepted for purchase by Cominar in accordance with the terms hereof, as amended. An extension of the Expiry Time or a variation of the Cash Offer does not constitute a waiver by Cominar of its rights under Section 4, "Conditions of the Cash Offer" in this Cash Offer.

If the consideration being offered for the Alexis Nihon Units under the Cash Offer is increased, the increased consideration will be paid to all depositing Alexis Nihon Unitholders whose Alexis Nihon Units are taken up under the Cash Offer, without regard to when such Alexis Nihon Units are taken up by Cominar.

6. Payment for Deposited Alexis Nihon Units

Subject to the conditions of the Cash Offer (including each of the conditions for the benefit of Cominar referred to under Section 4, "Conditions of the Cash Offer" in this Cash Offer) having been fulfilled or waived by Cominar at the Condition Determination Time, Cominar will become obligated to take up and pay for the Alexis Nihon Units deposited under the Cash Offer (and not withdrawn pursuant to Section 8, "Right of Withdrawal of Deposited Alexis Nihon Units" in this Cash Offer) within all time periods prescribed by Applicable Securities Laws.

Subject to applicable Laws and the conditions of the Cash Offer having been fulfilled to the satisfaction of or waived by Cominar and/or Alexis Nihon, as the case may be, with the concurrence of Alexis Nihon, as applicable, Cominar may, in its discretion, at any time before the Condition Determination Time if the applicable right to withdraw any deposited Alexis Nihon Units has expired, take up and pay for all such Alexis Nihon Units then deposited under the Cash Offer provided that Cominar agrees to take up and pay for all additional Alexis Nihon Units validly deposited thereafter.

Subject to Applicable Securities Laws, Cominar expressly reserves the right, in its sole discretion, to delay taking up or paying for any Alexis Nihon Units or to terminate the Cash Offer and not take up and pay for any Alexis Nihon Units if any conditions specified in Section 4, "Conditions of the Cash Offer" of this Cash Offer are not fulfilled to the satisfaction of or waived by Cominar by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Montreal. Cominar also expressly reserves the right, in its sole discretion, to delay taking up and paying for Alexis Nihon Units in order to comply, in whole or in part, with any applicable Laws. For the purposes of the Cash Offer (subject to the Combination Agreement), Cominar will be deemed to have accepted for payment Alexis Nihon Units validly deposited and not withdrawn if, as and when Cominar gives notice in writing to the Depositary at its principal office in Montreal of its acceptance for payment of such Alexis Nihon Units pursuant to the Cash Offer.

Cominar will pay for Alexis Nihon Units validly deposited pursuant to the Cash Offer and not withdrawn through the provision of cash to the Depositary and via the issuance of a sufficient number of Cominar Units, by arranging for the provision to the Depositary of sufficient certificates representing Cominar Units, for delivery to depositing Alexis Nihon Unitholders in accordance with the payment instructions in each Alexis Nihon Unitholder's Letter of Transmittal. Cominar will make arrangements with the Depositary for remittances of the net cash proceeds of the disposition of fractional Cominar Units, after brokerage sales commissions, to depositing Alexis Nihon Unitholders in accordance with the payment instructions contained in their Letters of Transmittal. Under no circumstances will interest accrue or be paid by Cominar or the Depositary to persons depositing Alexis Nihon Units on the purchase price of such Alexis Nihon Units purchased by Cominar, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Alexis Nihon Units in acceptance of the Cash Offer for the purposes of receiving payment from Cominar and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Alexis Nihon Units. The Depositary will forward any certificates for the Cominar Units and any cheques representing any cash payment of the net proceeds of the disposition of fractional Cominar Units, after brokerage sales commissions, to which such Alexis Nihon Unitholders are entitled by first class mail, postage prepaid, to persons depositing Alexis Nihon Units at the address specified in the Letter of Transmittal unless the depositing Alexis Nihon Unitholder instructs the Depositary in the Letter of Transmittal to hold the certificates and/or cheques for pick-up. If no address is therein specified, certificates and/or cheques as payment for the Alexis Nihon Units will be forwarded to the address of the holder as shown on the Unitholder registers of Alexis Nihon. Unless otherwise directed in the Letter of Transmittal, certificates for Cominar Units will be issued in the name of the registered holder of the Alexis Nihon Units so deposited.

7. Pre-Exchange Unit Redemption

The Pre-Exchange Unit Redemption will only take place if less than $127.5 million is elected under the Cash Offer. There is an aggregate maximum number of 17,284,777 Cominar Units (including in respect of Alexis Nihon Units issued upon conversion of the Alexis Nihon Convertible Debentures) available under the Exchange. If more than such amount is elected under the Exchange then, following completion of the Cash Offer but prior to the commencement of the Exchange, the then outstanding Alexis Nihon Units (other than Alexis Nihon Units held by Cominar or an affiliate or subsidiary of Cominar following the take-up and payment of and for Alexis Nihon Units tendered under the Cash Offer) will be redeemed on a pro rata basis by Alexis Nihon (and thus transferred to Alexis Nihon) to the extent of the difference between: (i) $127.5 million; and (ii) the actual amount of cash used to pay for Alexis Nihon Units under the Cash Offer. The consideration for such redemption shall be an amount of $17.00 per Alexis Nihon Unit payable in cash. This redemption will be a taxable disposition. See Section 21, "Certain Canadian Federal Income Tax Considerations" in the Cominar Circular. If the Pre-Exchange Unit Redemption is to take place, fractions will be rounded up to the nearest whole number and at least one whole Alexis Nihon Unit shall be redeemed for cash. **Alexis Nihon Unitholders who fail to deposit their Alexis Nihon Units in acceptance of the Cash Offer and/or the Exchange, together with a Letter of Transmittal, as required under the Cash Offer, as the case may be, will have their Alexis Nihon Units redeemed by Alexis Nihon and transferred to Alexis Nihon pursuant to the Exchange for Cominar Units, subject to the possible Pre-Exchange Unit Redemption, if applicable, which is to occur following completion of the Offer but prior to the commencement of the Exchange.**

8. Right of Withdrawal of Deposited Alexis Nihon Units

All deposits of Alexis Nihon Units pursuant to the Cash Offer are irrevocable, provided that any Alexis Nihon Unit deposited in acceptance of the Cash Offer may be withdrawn at the place of deposit by or on behalf of the depositing Alexis Nihon Unitholder (unless otherwise required or permitted by applicable Laws):

(a) at any time before they have been taken up by Cominar; and

(b) if such Alexis Nihon Units have not been paid for by Cominar within three business days after having been taken up.

In addition, in the event that:

(a) there is a variation of the terms of the Cash Offer before the Expiry Time (including any extension of the period during which Alexis Nihon Units may be deposited thereunder), but excluding, unless otherwise required by applicable Laws, a variation consisting solely of an increase in the consideration offered where the time for deposit is not at the same time extended for more than ten days; or

(b) on or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Cash Offer, a change occurs in the information contained in this Cash Offer or the Cominar Circular, as amended from time to time, that would reasonably be expected to affect the decision of an Alexis Nihon Unitholder to accept or reject the Cash Offer, unless such change is not within the control of Cominar or any affiliate of Cominar except to the extent required by applicable Laws where such change is a change in a material fact relating to the Cominar Units being offered in exchange for the Alexis Nihon Units;

then any Alexis Nihon Units deposited under the Cash Offer and not taken up by Cominar at the date of the notice of change or variation may be withdrawn by or on behalf of the depositing Alexis Nihon Unitholder at any time until the expiration of ten days after the date upon which the notice of such change or variation is mailed, delivered or otherwise communicated, subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities.

A maximum of $127.5 million is available under the Cash Offer. To the extent that cash is pro-rated, any Alexis Nihon Unit not sold for cash pursuant to the Cash Offer will be automatically withdrawn (without any further action by the depositing Alexis Nihon Unitholder, including the requirement to provide any Notice of Withdrawal in respect thereof) and exchanged for Cominar Units at the Exchange Ratio on a tax-deferred "rollover" basis for Canadian income tax purposes under the Exchange.

In order for any withdrawal to be made (other than an automatic withdrawal in the event of pro-ration of cash), notice of the withdrawal must be in writing ("**Notice of Withdrawal**") (which includes a telegraphic communication or notice by electronic means that produces a printed copy), and must be actually received by the Depositary at the place of deposit within the time limits indicated above. Any such Notice of Withdrawal must: (i) be signed by or on behalf of the person who signed the Letter of Transmittal for the Alexis Nihon Units to be withdrawn; and (ii) specify the name of the registered Alexis Nihon Unitholder, the number of Alexis Nihon Units to be withdrawn and the certificate number shown on each certificate representing the Alexis Nihon Units to be withdrawn. Any signature in a Notice of Withdrawal must be guaranteed in the same manner as in the Letter of Transmittal (as described in the rules and instructions set forth in such Letter of Transmittal). None of Cominar, Alexis Nihon, the Depositary (or any of their respective trustees, directors or officers) or any other person will be under any duty to give notice of any defect or irregularity in any Notice of Withdrawal or shall incur any liability for failure to give such notice.

All questions as to the validity (including timely receipt) and form of Notices of Withdrawal shall be determined by Cominar in its sole discretion, and such determination shall be final and binding.

If Cominar is delayed in taking up or paying for Alexis Nihon Units or is unable to take up or pay for Alexis Nihon Units for any reason, then, without prejudice to Cominar's other rights, Alexis Nihon Units may not be withdrawn except to the extent that depositing Alexis Nihon Unitholders are entitled to withdrawal rights as set forth in this Section 8 or pursuant to applicable Laws, and such Alexis Nihon Units may be retained by the Depositary.

Any Alexis Nihon Unit withdrawn will be deemed not validly deposited for the purposes of the Cash Offer, but may be redeposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3, "Manner of Acceptance" in this Cash Offer.

In addition to the foregoing rights of withdrawal, Alexis Nihon Unitholders in certain provinces of Canada may be entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See Section 28, "Statutory Rights" in the Cominar Circular.

9. Market Purchases

Subject to applicable Laws and the standstill obligations of Cominar under the Combination Agreement (see Section 5, "Combination Agreement — Standstill Provisions" in the Cominar Circular), Cominar reserves the right to, and may, acquire or cause an affiliate to acquire Alexis Nihon Units in the market at any time and from time to time prior to the Expiry Time. If Cominar purchases Alexis Nihon Units other than pursuant to the Cash Offer while the Cash Offer is outstanding, it will do so through the facilities of the TSX and such purchases will not be made before the third clear trading day following the date of the Cash Offer. The aggregate number of Alexis Nihon Units acquired in this manner will not exceed five percent (5%) of the outstanding Alexis Nihon Units on the date of this Cash Offer. Cominar will issue and file a press release containing the information prescribed by law forthwith after the close of business of the TSX on each day on which Alexis Nihon Units have been purchased.

10. Notice and Delivery

Without limiting any other lawful means of delivery, any notice to be given by Cominar or the Depositary pursuant to the Cash Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered holders of Alexis Nihon Units at their addresses shown on the unitholders' register of Alexis Nihon and will be deemed to have been received on the first day following the date of mailing which is not a Saturday, Sunday or federal or provincial statutory holiday in Canada. These provisions apply notwithstanding any accidental omission to give notice to any one or more Alexis Nihon Unitholders and notwithstanding any interruption of mail services following mailing. In the event of any interruption of mail service following mailing, Cominar intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada are not open for the deposit of mail, any notice which Cominar or the Depositary may give or cause to be given under the Cash Offer will be deemed to have been properly given and to have been received by Alexis Nihon Unitholders if it is the subject of a press release that is also filed on SEDAR at www.sedar.com.

The Cash Offer will be mailed to registered Alexis Nihon Unitholders or made in such other manner as is permitted by applicable regulatory authorities.

Wherever the Cash Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary on the Letter of Transmittal. Wherever the Cash Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at the particular office at the address indicated on the Letter of Transmittal.

11. Mail Service Interruption

Notwithstanding the provisions of the Cash Offer, the Cominar Circular or the Letter of Transmittal, certificates for Cominar Units and cheques for the proceeds of disposition of fractional or other Cominar Units pursuant to the Cash Offer, or Letters of Transmittal and other documentation, including certificates representing Alexis Nihon Units, if applicable, to be returned and any other relevant document will not be mailed if Cominar determines, in its sole judgement, that delivery thereof by mail may be delayed. Persons entitled to certificates, cheques and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited Letters of Transmittal for Alexis Nihon Units were delivered until such time as Cominar has determined that delivery by mail will no longer be delayed. Cominar will provide notice of any such determination not to mail made under this Section 11 as soon as reasonably practicable after the making of such determination and in accordance with Section 10, "Notice and Delivery" in this Cash Offer. Notwithstanding Section 6, "Payment for Deposited Alexis Nihon Units" in this Cash Offer, certificates, cheques and any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Alexis Nihon Unitholders at the appropriate office of the Depositary.

12. Return of Alexis Nihon Units

Any Alexis Nihon Unit not purchased by Cominar under the Cash Offer, redeemed under the Pre-Exchange Unit Redemption or exchanged pursuant to the Exchange will be returned at Cominar's expense promptly after the Expiry Time by returning the documents deposited by the relevant Alexis Nihon Unitholder including, if applicable, any certificates representing the Alexis Nihon Units, and where the Alexis Nihon Units were delivered by book-entry transfer, by transferring the Alexis Nihon Units by book-entry transfer to the CDS account of the transferring participant identified in the Letter of Transmittal.

Documents and certificates representing Cominar Units, if applicable, will be forwarded by registered mail in the name of and to the address specified by the Alexis Nihon Unitholder in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the unitholders' register of Alexis Nihon, or, if Cominar determines that the delivery thereof by first class mail will be delayed, the procedure for delivery described in Section 11, "Mail Service Interruption" in this Cash Offer, will apply.

13. Adjustments in Number of Cominar Units and Encumbrances

If, on or after the date of this Cash Offer, Alexis Nihon should split, combine or otherwise change any of the Alexis Nihon Units or its capitalization, or disclose that it has taken or intends to take any such action, then Cominar may, in its sole discretion and without prejudice to its rights under Section 4, "Conditions of the Cash Offer" in this Cash Offer, make such adjustments as it considers appropriate to the purchase price and other terms of this Cash Offer (including the type of securities offered to be purchased and the amounts payable therefor) to reflect any such distribution, split, combination or other change.

If the Cominar Units or Alexis Nihon Units undergo any adjustments which result in the dilution of such units, then the Exchange Ratio and the Cash Price will similarly be adjusted. For the purposes of the Combination Agreement, the term "**Alexis Nihon Units**" includes all units or other securities into which Alexis Nihon Units may be, after the date thereof, converted into, exchanged for or otherwise changed into pursuant to any liquidation, dissolution, recapitalization, exchange, reorganization, amalgamation, amendment to the Alexis Nihon Contract of Trust, extraordinary distribution, or other business combination involving Alexis Nihon prior to the Expiry Time and/or the Closing Date, and will also include (by way of a reduction in the consideration provided for under the Cash Offer and the Exchange) any and all distributions of cash, securities or other property made on such Alexis Nihon Units (other than ordinary course distributions by Alexis Nihon in an amount not exceeding $0.0917 per month) on or after the date thereof. In such event, the Exchange Ratio and the Cash Price shall also be similarly adjusted.

In addition, for the purposes of the Combination Agreement, the term "**Cominar Units**" includes all units or other securities into which Cominar Units may be, after the date thereof, converted into, exchanged for or otherwise changed into pursuant to any liquidation, dissolution, recapitalization, exchange, reorganization, amalgamation, amendment to the Cominar Contract of Trust, extraordinary distribution or other business combination involving Cominar prior to the Expiry Time and/or the Closing Date, and will also include (by way of an increase in the consideration provided for under the Cash Offer and the Exchange) any and all distributions of cash, securities or other property made on such Cominar Units (other than ordinary course distributions by Cominar in an amount not exceeding $0.102 per month and any special distribution or adjustment in respect of the fiscal year ending December 31, 2006, in order to comply with the Cominar Contract of Trust, in accordance with past practice) on or after the date thereof in which the Alexis Nihon Unitholders receiving Cominar Units will not share. In such event, the Exchange Ratio and the Cash Price shall also be similarly adjusted.

Alexis Nihon Units acquired pursuant to the Cash Offer shall be transferred by the holders thereof to Cominar free and clear of all hypothecs, liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom including voting rights and the right to all distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after the date hereof on or in respect of the Alexis Nihon Units (other than ordinary course distributions in an amount not exceeding $0.0917 per month).

14. Other Terms of the Cash Offer

(a) The Cash Offer, the Cominar Circular and the Letter of Transmittal and all contracts resulting from acceptance of the Cash Offer shall be governed by and construed in accordance with the laws of the

Province of Québec and the laws of Canada applicable therein. Each party to an agreement resulting from the acceptance of the Cash Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Québec.

(b) No broker, dealer or other person has been authorized to give any information or make any representation on behalf of Cominar not contained herein or in the accompanying Cominar Circular and, if given or made, such information or representation must not be relied upon as having been authorized. In any jurisdiction in which the Cash Offer is required to be made by a licensed broker or dealer, the Cash Offer shall be made on behalf of Cominar by brokers or dealers licensed under the Laws of such jurisdiction.

(c) The provisions of the Cominar Circular and the Letter of Transmittal accompanying this Cash Offer including the instructions and rules contained therein, as applicable, form part of the terms and conditions of this Cash Offer.

(d) Cominar will, in its sole discretion, be entitled to make a determination of all questions relating to the interpretation of the Cash Offer, the Cominar Circular and the Letter of Transmittal, the validity of any acceptance of this Cash Offer, the validity of any elections and the validity of any withdrawal of Alexis Nihon Units, and any such determination will be final and binding.

(e) None of the Cominar Unitholders or the Cominar Trustees will have any personal liability in connection with the Cash Offer.

This Cash Offer is not being made to, nor will deposits of Alexis Nihon Units be accepted from or on behalf of, Alexis Nihon Unitholders in any jurisdiction in which the making or acceptance hereof would not be in compliance with the laws of such jurisdiction. However, Cominar, in its sole discretion, may take such action as it may deem necessary to extend the Cash Offer to Alexis Nihon Unitholders in any such jurisdiction. The accompanying Cominar Circular together with this Cash Offer constitute the take-over bid circular required under Canadian provincial securities legislation with respect to the Cash Offer.

DATED at Montreal, Québec this 20th day of December, 2006

MICHEL DALLAIRE, ALAIN DALLAIRE, MICHEL PAQUET, MICHEL BERTHELOT, ROBERT DESPRÉS, YVAN CARON, PIERRE GINGRAS, GHISLAINE LABERGE and DINO FUOCO, each in his or her capacity as a trustee of and on behalf of Cominar Real Estate Investment Trust/Fonds de placement immobilier Cominar

per: *(signed) Michel Dallaire*
Name: Michel Dallaire
Title: Trustee, President and Chief Executive Officer


COMINAR

COMINAR REAL ESTATE INVESTMENT TRUST

CIRCULAR

IN CONNECTION WITH THE CASH OFFER

December 20, 2006

COMINAR CIRCULAR

The following information is supplied with respect to the accompanying Cash Offer by Cominar to purchase Alexis Nihon Units. The terms and conditions of the Cash Offer, Schedule "A" – Cominar Pro Forma Financial Statements appended hereto and the Letter of Transmittal which accompany this Cominar Circular are incorporated into and form part of this Cominar Circular.

Certain of the information in this Cominar Circular with respect to Alexis Nihon is based upon information provided by Alexis Nihon. Cominar and its trustees are not responsible for and assume no liability with respect to such information.

1. Background to the Combination

In the summer of 2005, the late Jules Dallaire and Michel Dallaire contacted Senator Paul J. Massicotte, the then President and Chief Executive Officer of Alexis Nihon, regarding a possible combination of Cominar with Alexis Nihon. In the fall of 2005, Michel Dallaire and Senator Paul J. Massicotte held preliminary discussions regarding the possibility of combining Cominar with Alexis Nihon.

In January 2006, Michel Dallaire and Senator Paul J. Massicotte agreed that it would be appropriate to give serious consideration to the combination of Cominar with Alexis Nihon. On February 3, 2006, Cominar and Alexis Nihon entered into the Confidentiality and Standstill Agreement. Over the month of February 2006, following consultation with their respective Boards of Trustees, Management of Cominar with the assistance of Davies Ward Phillips & Vineberg LLP (its legal counsel) and National Bank Financial Inc. (its financial advisors), and Management of Alexis Nihon with the assistance of Fasken Martineau DuMoulin LLP (its legal counsel) and CIBC World Markets Inc. (its financial advisors) conducted due diligence and held extensive negotiations regarding a possible combination of Cominar with Alexis Nihon. Discussions were terminated in late February 2006 when Alexis Nihon advised Cominar that it did not intend to pursue a combination at such time.

On October 10, 2006, the Board of Trustees of Alexis Nihon announced that it had created a special committee to plan and oversee the search for a new chief executive officer to replace Senator Paul J. Massicotte, who had indicated his intention to retire as President and Chief Executive Officer of Alexis Nihon, citing his desire to focus on other interests, in particular his duties as a member of the Senate of Canada and his ownership of Attractions Hippiques Québec Inc., which is expected to shortly own and manage four equestrian race tracks in the Province of Québec.

In mid-October, 2006, Michel Dallaire informally contacted Robert A. Nihon, the Chairman of the Board of Trustees of Alexis Nihon to inquire as to whether or not Alexis Nihon had an interest in engaging in discussions regarding the possible acquisition of Alexis Nihon by Cominar.

On October 23, 2006, the Board of Trustees of Alexis Nihon authorized Gérard A. Limoges to meet with Michel Dallaire to discuss the compatibility of culture, governance and similar matters, prior to engaging in discussions regarding any possible acquisition of Alexis Nihon by Cominar. Michel Dallaire and Gérard A. Limoges spoke and met on several occasions in October and early November, 2006.

On November 1, 2006, Michel Dallaire advised the board of trustees of Cominar of the informal discussions he had with Robert A. Nihon and subsequently with Gérard A. Limoges.

On November 14, 2006, the Alexis Nihon Board received the report of Gérard A. Limoges further to his discussions with Michel Dallaire and mandated Robert A. Nihon and Gérard A. Limoges to meet with Michel Dallaire to discuss the financial terms of a possible consideration.

On November 17, 2006, the Board of Trustees of Cominar authorized management of Cominar to enter into formal discussions regarding the acquisition of Alexis Nihon by Cominar.

On November 17, 2006, Michel Dallaire met with Robert A. Nihon and Gérard A. Limoges at the offices of Davies Ward Phillips & Vineberg LLP, at which time Cominar presented Alexis Nihon with a non-binding expression of interest to acquire all of the outstanding Alexis Nihon Units at $17.00 per Alexis Nihon Unit (not to exceed $127.5 million) and/or 0.77 of a Cominar Unit per Alexis Nihon Unit. On November 17, 2006, Alexis Nihon and Cominar entered into a binding exclusivity agreement expiring December 1, 2006 (which was subsequently extended to December 4, 2006).

On November 20, 2006, the Board of Trustees of Alexis Nihon created the Transaction Committee, chaired by Gérard A. Limoges and comprised of Mr. Limoges, Richard Guay, Thomas J. Leathong and Philip M. O'Brien, being all of the independent trustees of Alexis Nihon, and authorized the Transaction Committee to conduct formal discussions with Cominar regarding the proposed transaction referred to in the preceding paragraph.

From November 22, 2006 through December 3, 2006, Management of Cominar, with the assistance of Davies Ward Phillips & Vineberg LLP and National Bank Financial Inc. and Gérard A. Limoges, as chairman of the Transaction Committee, with the assistance of Fasken Martineau DuMoulin LLP and CIBC World Markets Inc. conducted bring down due diligence and held extensive negotiations regarding the proposed transaction. Concurrently therewith, Management of Cominar and Davies Ward Phillips & Vineberg LLP, also conducted negotiations with Robert A. Nihon, and his legal counsel, Gowling, Lafleur Henderson LLP, regarding the Lock-up Agreement.

Each of the Board of Trustees of Cominar and the Transaction Committee met on several occasions with their respective legal and financial advisors from November 17, 2006 through December 3, 2006, in the case of the Board of Trustees of Cominar, and from November 20, 2006 through December 3, 2006, in the case of the Transaction Committee, to review the merits of the proposed transaction and to provide commentary on the draft agreements. The Alexis Nihon Board met on November 27, 2006 to receive a progress report from the Transaction Committee.

On December 3, 2006, the Board of Trustees of Cominar, after receiving detailed presentations from its legal and financial advisors, approved the entering into of the Combination Agreement and the Lock-up Agreement, and the Financing Commitment.

On December 3, 2006, CIBC World Markets Inc. delivered the Fairness Opinion to the Transaction Committee and, after receiving detailed presentations from its legal and financial advisors, the Transaction Committee approved the making of a favorable recommendation to the Alexis Nihon Board regarding the entering into by Alexis Nihon of the Combination Agreement. On the same date, the Board of Trustees of Alexis Nihon, after receiving the report of the Transaction Committee and presentations from its legal and financial advisors, approved the entering into of the Combination Agreement and determined unanimously (Robert A. Nihon and Senator Paul J. Massicotte abstaining) that, as at December 3, 2006, the Combination Agreement and the Cash Offer and the Exchange were fair to the Alexis Nihon Unitholders and were in the best interests of Alexis Nihon and the Alexis Nihon Unitholders, and resolved to recommend that Alexis Nihon Unitholders vote in favour of the Exchange Resolution.

On December 3, 2006, Cominar and Alexis Nihon entered into the Combination Agreement, and Cominar and the Locked-up Unitholders entered into the Lock-up Agreement. The Combination was publicly announced prior to the opening of markets on December 4, 2006.

On December 6, 2006, the Alexis Nihon Board announced that it had appointed Robert A. Nihon as Executive Chairman, and that Senator Paul J. Massicotte had resigned as trustee and President and Chief Executive Officer of Alexis Nihon.

On December 14, 2006, the Alexis Nihon Board announced that Ian G. Wetherly had resigned as trustee as of December 13, 2006 for personal reasons. Mr. Wetherly stated that, despite his resignation, he continues to support the Combination and his decision to step down as a trustee in no way reflects on that support.

On December 19, 2006, the Board of Trustees of Cominar met with its legal and financial advisors to review the proposed amendments to the Combination Agreement, the Cash Offer and the Cominar Circular. The Cominar Board adjourned its meeting until finalization of the Amendment to the Combination Agreement, the Cash Offer and the Cominar Circular.

On December 19, 2006, the Transaction Committee met with its legal and financial advisors to review the proposed amendments to the Combination Agreement, the Trustees' Circular and the Alexis Nihon Information Circular. The Transaction Committee approved the making of a favourable recommendation to the Alexis Nihon Board regarding the entering into by Alexis Nihon of the Amendment to the Combination Agreement and the approval of the Trustees' Circular and the Alexis Nihon Information Circular. On the same date, the Alexis Nihon Board received the verbal report of the Transaction Committee and adjourned its meeting until finalization of the Amendment to the Combination Agreement, the Trustees' Circular and the Alexis Nihon Information Circular.

On December 20, 2006, after reviewing the proposed terms of the Amendment to the Combination Agreement, CIBC World Markets Inc. delivered a Fairness Opinion to the Transaction Committee reflecting the proposed changes to the Combination.

On December 20, 2006, the Cominar Board reconvened its meeting and approved and authorized the execution of the Amendment to the Combination Agreement, and the execution and mailing of the Cash Offer and the Cominar Circular.

On December 20, 2006, the Alexis Nihon Board reconvened its meeting and approved and authorized the execution of the Amendment to the Combination Agreement, and the execution and mailing of the Trustees' Circular and the Alexis Nihon Information Circular. The Alexis Nihon Board determined unanimously (with Robert A. Nihon abstaining) that, as at December 20, 2006, the Combination Agreement and the Cash Offer and the Exchange were fair to the Alexis Nihon Unitholders and were in the best interests of Alexis Nihon and the Alexis Nihon Unitholders, and resolved unanimously (with Robert A. Nihon abstaining) to recommend that Alexis Nihon Unitholders vote in favour of the Exchange Resolution and that those Alexis Nihon Unitholders who wish to sell their Alexis Nihon Units for cash on a taxable basis for Canadian income tax purposes (subject to pro-ration, if applicable) accept the Cash Offer and tender their Alexis Nihon Units to the Cash Offer.

2. Purpose of the Cash Offer, the Pre-Exchange Unit Redemption and the Exchange

The Cash Offer, the Pre-Exchange Unit Redemption and the Exchange form the principal parts of the proposed transactions pursuant to which Cominar proposes to acquire all of the Alexis Nihon Units and all or substantially all of the Alexis Nihon Assets. Cominar has structured the Combination in order to, among other things, provide flexibility for each Alexis Nihon Unitholder resident in Canada within the meaning of the Tax Act to achieve the most appropriate tax consequences between the alternatives of: (i) tendering such holder's Alexis Nihon Units to the Cash Offer, with such sale of Alexis Nihon Units being treated as a taxable disposition for Canadian income tax purposes; or (ii) retaining such holder's Alexis Nihon Units with the subsequent acquisition of Cominar Units in consideration for the transfer of Alexis Nihon Units to Alexis Nihon pursuant to the Exchange, with such Exchange being effected on a tax-deferred "rollover" basis for Canadian income tax purposes (subject to the Pre-Exchange Unit Redemption, if applicable, which is a taxable disposition) so as to defer the realization of any gain (or loss) for Canadian income tax purposes until such holder disposes of the Cominar Units received by him or her pursuant to the Exchange. However, if the Pre-Exchange Unit Redemption takes place, an Alexis Nihon Unitholder that desires to exchange its Alexis Nihon Units for Cominar Units pursuant to the Exchange on a rollover basis will not be able to obtain such tax-deferred rollover treatment with respect to all the Alexis Nihon Units held by it. The redemption of Alexis Nihon Units pursuant to the Pre-Exchange Unit Redemption will be a fully taxable transaction and no rollover will be available with respect to those Alexis Nihon Units redeemed thereunder. See Section 21, "Certain Canadian Federal Income Tax Considerations" in this Cominar Circular.

The Cash Offer

Cominar has offered, on and subject to the terms and conditions specified in the Cash Offer (including, if the Cash Offer is extended or amended, the terms and conditions of any extension or amendment), to purchase from all of the Alexis Nihon Unitholders, including Alexis Nihon Unitholders upon the conversion of the Alexis Nihon Convertible Debentures, Alexis Nihon Units for $17.00 cash per Alexis Nihon Unit, to a maximum of $127.5 million in the aggregate (7,500,000 Alexis Nihon Units without giving effect to any adjustments in accordance with the terms of the Combination Agreement) and subject to pro-ration as discussed below.

The Exchange

The Exchange involves the sale by Alexis Nihon of all or substantially all of its assets to Cominar in consideration for the issuance by Cominar to Alexis Nihon of Cominar Units on the basis of an Exchange Ratio of 0.77 of a Cominar Unit (subject to adjustment) for each issued and outstanding Alexis Nihon Unit and the assumption by Cominar of all of Alexis Nihon's liabilities (with certain agreed exceptions). All of the issued and outstanding Alexis Nihon Units (except possibly for certain Alexis Nihon Units to be held by Cominar upon completion of the Cash Offer or otherwise) will then be redeemed or retracted by Alexis Nihon whereby such Alexis Nihon Units will be transferred to Alexis Nihon in exchange for Cominar Units in accordance with the Exchange Ratio.

Pro-ration of Cash

The maximum amount of cash available under the Cash Offer to the Alexis Nihon Unitholders will be limited to $127.5 million, and in the event more than such amount is elected under the Cash Offer, then the cash payable to each former Alexis Nihon Unitholder who accepted the Cash Offer will be pro-rated according to the number of

Alexis Nihon Units deposited by each such former Alexis Nihon Unitholder pursuant to the Cash Offer divided by the total number of Alexis Nihon Units deposited pursuant to the Cash Offer.

To the extent that cash is pro-rated, any Alexis Nihon Unit not so purchased for cash pursuant to the Cash Offer will be automatically withdrawn (without any further action by the depositing Alexis Nihon Unitholder) with the result that such Alexis Nihon Units will be exchanged for Cominar Units at the Exchange Ratio on a tax-deferred "rollover" basis for Canadian income tax purposes under the Exchange. See Section 21, "Certain Canadian Federal Income Tax Considerations" in this Cominar Circular.

Pre-Exchange Unit Redemption

The Pre-Exchange Unit Redemption will only apply if less than $127.5 million is elected under the Cash Offer. There is an aggregate maximum number of 17,284,777 Cominar Units (including in respect of Alexis Nihon Units issued upon conversion of the Alexis Nihon Convertible Debentures) available under the Exchange. If more than such amount is elected under the Exchange then, following completion of the Cash Offer but prior to the commencement of the Exchange, the then outstanding Alexis Nihon Units (other than Alexis Nihon Units held by Cominar or an affiliate or subsidiary of Cominar following the take-up and payment of and for Alexis Nihon Units tendered under the Cash Offer) will be redeemed on a pro rata basis by Alexis Nihon (and thus transferred to Alexis Nihon) to the extent of the difference between: (i) $127.5 million; and (ii) the actual amount of cash used to pay for Alexis Nihon Units under the Cash Offer. The consideration for such redemption shall be an amount of $17.00 per Alexis Nihon Unit payable in cash. This redemption will be a taxable disposition. See Section 21, "Certain Canadian Federal Income Tax Considerations" in this Cominar Circular.

The Cash Offer, the Pre-Exchange Unit Redemption and the Exchange, and where the context so requires, the other transactions between Cominar and Alexis Nihon contemplated by the Combination Agreement, are together referred to as the "**Combination**".

Treatment of Non-Electing Alexis Nihon Unitholders

Alexis Nihon Unitholders who fail to deposit their Alexis Nihon Units in acceptance of the Cash Offer or the Exchange, together with a Letter of Transmittal, as required under the Cash Offer or the Exchange, as the case may be, will have their Alexis Nihon Units redeemed by Alexis Nihon and thereby transferred to Alexis Nihon pursuant to the Exchange and receive Cominar Units, subject to the Pre-Exchange Unit Redemption, if applicable, which is to occur following completion of the Offer but prior to the commencement of the Exchange.

Lock-up Agreement and Other Arrangements

On December 3, 2006, Cominar entered into a lock-up agreement (the "**Lock-up Agreement**") with Robert A. Nihon, 1158904 Ontario Inc., Anglia Holdings S.A., Nihon International Ltd. and Pillar Investments Ltd. (collectively, the "**Locked-up Unitholders**") which provide that, subject to certain conditions, the Locked-up Unitholders will vote their respective Alexis Nihon Units (being 4,229,202 Alexis Nihon Units in the aggregate representing approximately 16.3% of the outstanding Alexis Nihon Units as at December 3, 2006) in favour of the Exchange Resolution and to, subject to the Pre-Exchange Unit Redemption, dispose of their respective Alexis Nihon Units to Alexis Nihon in exchange for Cominar Units pursuant to the Exchange and to not tender or cause to be tendered their respective Alexis Nihon Units under the Cash Offer.

The Locked-up Unitholders have also agreed to vote or cause to be voted all their respective Alexis Nihon Units at any Meeting and in any action by written consent, against any action that could reasonably be expected to impede, interfere with or delay the Combination and to not, directly or indirectly, take any action of any kind which might reduce the likelihood of, or interfere with, the completion of the Combination, including to not, directly or indirectly, support or vote in favour of any Acquisition Proposal or transaction, other than the Combination, and to not, directly or indirectly, tender any of their respective Alexis Nihon Units under any offer or transaction, other than the Exchange.

The Locked-up Unitholders have further agreed they will not, directly or indirectly, through any officer, director, employee, advisor, representative, agent or otherwise: (i) solicit, initiate, knowingly encourage, continue or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal;

(ii) participate in any discussions or negotiations regarding any Acquisition Proposal; or (iii) accept or enter into any agreement, letter of intent, arrangement or understanding related to any Acquisition Proposal.

The Lock-up Agreement may be terminated in the following circumstances:

(a) at any time prior to the Closing Date, by mutual written consent of Cominar and the Locked-up Unitholders;

(b) by either Cominar or the Locked-up Unitholders, as the case may be, if: (i) any representation or warranty of Cominar or the Locked-up Unitholders, as the case may be, is untrue or incorrect in any material respect; and/or (ii) there is a material breach by Cominar or the Locked-up Unitholders, as the case may be, of any of their respective covenants under the Lock-up Agreement; and

(c) automatically upon the earlier of: (i) the termination of the Combination Agreement in accordance with its terms and the payment of the Termination Fee in circumstances where the Termination Fee is payable; and (ii) the Closing Date.

To the knowledge of the Alexis Nihon Board and senior officers of Alexis Nihon, each of Alexis Nihon's trustees and senior officers who together beneficially own or control an aggregate of approximately 16.8% (including Robert A. Nihon and entities controlled, directly or indirectly, by him) of the outstanding Alexis Nihon Units) have indicated that they intend to support the Combination and vote all of the Alexis Nihon Units beneficially owned or controlled by them, if any, in favour of the Exchange Resolution.

Order of Transactions

It is intended that the take up and payment of Alexis Nihon Units under the Cash Offer will occur after approval of the Exchange Resolution and prior to effecting the Pre-Exchange Unit Redemption and the Exchange. If the Pre-Exchange Unit Redemption takes place, the Exchange will only commence after the Pre-Exchange Unit Redemption is completed. If the Pre-Exchange Unit Redemption is not required to take place, the Exchange will only commence after Cominar takes up and pays for the Alexis Nihon Units pursuant to the Cash Offer. Alexis Nihon's and Cominar's objective is to complete the Exchange (including the subsequent distribution of Cominar Units to Alexis Nihon Unitholders upon the redemption or retraction of the outstanding Alexis Nihon Units which will involve the transfer to Alexis Nihon of the Alexis Nihon Units in exchange for Cominar Units) as soon as practicable following the take-up and payment under the Cash Offer and the completion of the Pre-Exchange Unit Redemption (if it is required to take place) so as to provide the most consistent treatment possible to all Alexis Nihon Unitholders, whether they are selling Alexis Nihon Units for cash under the Cash Offer or exchanging Alexis Nihon Units for Cominar Units as a result of the Exchange. The Combination is currently expected to be completed on or about February 7, 2007, subject to the satisfaction (or waiver) of the conditions to the Combination. See Section 4, "Conditions of the Cash Offer" in the Cash Offer and Section 5, "Combination Agreement — Conditions to Closing" in this Cominar Circular.

Immediately prior to the Closing Date, each of Cominar and Alexis Nihon, to the extent required by the Cominar Contract of Trust or the Alexis Nihon Contract of Trust, as the case may be, may pay out, as a special distribution on the Cominar Units and the Alexis Nihon Units (prior to giving effect to the Combination), respectively, a cash amount representing the unpaid proportion of their respective usual monthly distributions for the period from the prior distribution day immediately preceding the Closing Date based on days elapsed, but in any event Cominar or Alexis Nihon shall pay out an amount that is at least equal to its bona fide estimated respective taxable income for such period (after giving effect to any prior distributions during the period).

Upon and subject to the terms and conditions set forth in the Combination Agreement, after the Pre-Exchange Unit Redemption is completed, if it is required to take place, but otherwise after Cominar takes up the Alexis Nihon Units under the Cash Offer, Alexis Nihon will sell, transfer, convey, assign and deliver to Cominar, and Cominar will purchase and accept from Alexis Nihon, substantially all of the Alexis Nihon Assets, provided that the benefit of all non-transferable property or rights forming part of the Alexis Nihon Assets will be held in trust by Alexis Nihon and its trustees for the benefit of Cominar.

In consideration of the sale and transfer of the Alexis Nihon Assets as provided above, at the Closing Time, Cominar will execute and deliver the Assumption Agreement, and issue to Alexis Nihon, subject to adjustment pursuant to the Combination Agreement, an aggregate number of Cominar Units equal to the number of Alexis

Nihon Units outstanding following the Pre-Exchange Unit Redemption multiplied by the Exchange Ratio (the **"Payment Units"**).

Forthwith and in any event within 60 days after completion of the transactions referred to above, Alexis Nihon is required to cause all of the outstanding Alexis Nihon Units (except, if necessary, an agreed number of Alexis Nihon Units then held by Cominar, provided that in no event will less than substantially all of the Alexis Nihon Units be redeemed or retracted) to be redeemed or retracted without further action by the Alexis Nihon Unitholders in exchange for the distribution, on a pro rata basis (subject to the following), to all Alexis Nihon Unitholders (including Cominar as a result of the acceptance of the Cash Offer) of all of the Payment Units.

In order to distribute fractional Payment Units, Alexis Nihon is required to distribute to the Depositary, as agent for the Alexis Nihon Unitholders, such number of Payment Units (the **"Remaining Payment Units"**) as represents the sum of the fractional Payment Units to which the Alexis Nihon Unitholders are entitled, rounded up to the next whole number of Payment Units, and the Depositary, as agent for the registered Alexis Nihon Unitholders, will, as expeditiously as is commercially reasonable thereafter, sell the Remaining Payment Units through the facilities of the TSX and pay the net proceeds of such sales, after brokerage sales commissions, to those Alexis Nihon Unitholders who are entitled to receive a fractional Payment Unit based on their respective entitlements to Remaining Payment Units, less any applicable withholding taxes and without interest.

Upon receipt by Cominar of any Payment Units, such Payment Units will be immediately cancelled by Cominar without the payment of any consideration.

Cominar and Alexis Nihon intend to jointly elect to have section 132.2 of the Tax Act (and similar provincial legislation) apply with respect to the Exchange. Cominar and Alexis Nihon, each acting reasonably, will jointly determine the elected amounts for the Alexis Nihon Assets and the designated order of the disposition of the depreciable properties forming part of the Alexis Nihon Assets.

In addition, pursuant to the Combination Agreement, Cominar will, at the next annual general meeting of Cominar Unitholders following the Closing, propose that the name of Cominar be changed to "Cominar Nihon Real Estate Investment Trust" and that its board of trustees be increased to ten (10) trustees, by way of an increase from five (5) to six (6) independent trustees through the election of Gérard A. Limoges and Richard Guay as two of the proposed independent trustees, one of whom shall replace a then existing independent trustee of Cominar. While the foregoing will be proposed to the holders of Units of the combined REIT, there can be no assurances that such holders will vote in favour thereof.

Cominar and Alexis Nihon have been advised that, pursuant to arrangements between certain Cominar Unitholders and certain Alexis Nihon Unitholders, the trustees designated as "Cominar Trustees" under the Cominar Contract of Trust shall consist of Michel Dallaire, Alain Dallaire, Robert A. Nihon and Philip M. O'Brien. Cominar and Alexis Nihon have also agreed that it will be proposed to the trustees of Cominar that Robert A. Nihon be appointed as Chairman of the continuing board of trustees of the combined REIT as and from the Closing Date, and that Michel Dallaire shall also continue as President and Chief Executive Officer of the combined REIT. Neither Cominar nor Alexis Nihon is a party to such arrangements and they are not binding on Cominar nor the combined REIT.

3. Benefits of the Combination

If the Combination is successful, the completion of the Exchange will result in, among other things, the integration of Cominar's real property portfolio with that of Alexis Nihon. The benefits described below are based on market and business conditions existing as of the date hereof and reflect Cominar management's best estimate of the effects of the Combination. **There can be no assurance that the benefits will ultimately be achieved.**

Greater Opportunity for Additional Value

It is expected that the combined REIT resulting from the Combination will have total assets of approximately $1.8 billion, a market capitalization of approximately $1.147 billion (based on the trading price of the Cominar Units on December 1, 2006 being the day prior to the announcement of the Combination, and assuming $17.00 is paid out under the Cash Offer), unitholders' equity of approximately $703 million, and long-term debt that is approximately 56% of the Gross Book Value of its assets including convertible debentures (50% excluding convertible debentures). Accordingly, it is expected that the Combination represents a meaningful opportunity for Alexis Nihon Unitholders to realize additional value in the following ways: (i) Alexis Nihon Unitholders would own units of an entity which would benefit from a potentially lower cost of capital following the completion of the Combination and better access to capital, with an enhanced ability to make accretive property acquisitions; and (ii) given its size, the combined REIT is also expected to have a stronger presence in Canada's financial markets.

Leading Market Position, Diversification and Complementary Portfolio

The Combination is expected to provide the combined REIT with a leading market position and broadened geographic diversification through a substantial portfolio of 204 properties and approximately 19.3 million square feet of leasable space in the Province of Québec and the National Capital Region. The Combination will create one of the largest owners and managers of commercial real estate in the Province of Québec and will combine the highly complementary real estate portfolios of both Cominar and Alexis Nihon to provide an even more diversified base of office, industrial and retail properties.

Expected Accretion to Distributable Income

Cominar believes that the combination with Alexis Nihon will be accretive to distributable income from the perspectives of both Cominar Unitholders and Alexis Nihon Unitholders. Cominar estimates that it will achieve net cost savings of approximately $1.5 million in the first year after closing and $2 million per annum thereafter. This is expected to contribute to the accretion in distributable income over time. The sources of the cost savings include the elimination of duplicate public entity and administrative costs. In addition, the Combination is expected to provide additional opportunities to realize future property management and operating synergies.

Attractive Investment Fundamentals

Cominar believes that the Combination should benefit Alexis Nihon Unitholders by combining Alexis Nihon's existing properties with a portfolio of properties that are complementary both as to property type and geographic distribution and are also of high quality. Occupancy at Cominar's properties as at September 30, 2006 was 94.6% (based on percentage leased), compared to Alexis Nihon's occupancy of 92.4% (based on percentage occupied) as at September 30, 2006.

Well Positioned for Growth

It is expected that the combined REIT resulting from the Combination will have an initial pro forma debt to Gross Book Value of approximately 56% (including convertible debentures and approximately 50% excluding convertible debentures) and will maintain Cominar's conservative distribution policy. In addition to the balance sheet strength, a strong combined pipeline of acquisitions and strong development capabilities will position the combined entity for future growth. Together, the combined REIT is expected to have over $70 million of current and future developments in the pipeline.

Cominar's Strong Performance Record

Alexis Nihon Unitholders who receive Cominar Units pursuant to the Exchange will have the opportunity to participate in the future upside potential of the combined REIT. Cominar's management team believes it has delivered excellent performance to the Cominar Unitholders in recent years while expanding its high quality real estate portfolio. Over the three years ended December 31, 2005, Cominar has grown its real estate portfolio (based on net book value) from $485.7 million to $658.9 million, representing an increase of 35.7%. In addition, over the same period, Cominar has increased its distributable income per Cominar Unit by 7.5% from $1.277 to $1.373. Cominar Unitholders have enjoyed solid returns on their investment as Cominar Units have generated a total return of approximately 67% over the three year period ended December 31, 2005 based on the reinvestment of distributions into Cominar Units.

Enhanced Liquidity

It is expected that Alexis Nihon Unitholders will also enjoy substantially greater liquidity once the Combination is complete. Based on the closing price of $22.76 for a Cominar Unit and of $14.89 for an Alexis Nihon Unit on the TSX on December 1, 2006, the last day on which the Cominar Units and the Alexis Nihon Units traded prior to the public announcement of the Combination Agreement, the combined REIT will have a market capitalization of approximately $1.147 billion.

4. Recommendation of the Alexis Nihon Trustees

On December 3, 2006, the Alexis Nihon Trustees determined unanimously (with Robert A. Nihon and Paul J. Massicotte abstaining) that the Combination (as contemplated on that date) was fair to the Alexis Nihon Unitholders, and was in the best interests of Alexis Nihon and the Alexis Nihon Unitholders.

As of the date hereof, the Alexis Nihon Trustees determined unanimously (with Robert A. Nihon abstaining) that the Combination Agreement and the Cash Offer and the Exchange are fair to the Alexis Nihon Unitholders and are in the best interests of Alexis Nihon and the Alexis Nihon Unitholders, and unanimously recommend (with Robert A. Nihon abstaining) that Alexis Nihon Unitholders vote in favour of the Exchange Resolution and that those Alexis Nihon Unitholders who wish to sell their Alexis Nihon Units for cash on a taxable basis for Canadian income tax purposes (subject to pro-ration, if applicable) accept the Cash Offer and tender their Alexis Nihon Units to the Cash Offer.

5. Combination Agreement

The following is a summary of the material terms of the Combination Agreement and is subject to, and qualified in its entirety by, the full text of the Combination Agreement, a copy of which is available on the SEDAR website at www.sedar.com. Alexis Nihon Unitholders who wish to obtain a copy of the Combination Agreement in paper form at no cost may contact the Secretary of either Cominar at 455 du Marais Street, Quebec City, Québec G1M 3A2 (telephone: (418) 681-8151) or Alexis Nihon at 1 Place Alexis Nihon, 3400 de Maisonneuve Blvd. West, Suite 1010, Montreal, Québec H3Z 3B8 (telephone: (514) 931-2591).

The Combination

Cominar and Alexis Nihon have entered into the Combination Agreement pursuant to which Cominar agreed, subject to the terms and conditions thereof, to make the Cash Offer and participate in the Exchange.

Approval of the Cash Offer by Alexis Nihon Trustees

Pursuant to the Combination Agreement, Alexis Nihon confirmed that the Alexis Nihon Trustees determined unanimously (with Robert A. Nihon abstaining) that, as of the date of the Combination Agreement (as amended on December 20, 2006), the Combination Agreement and the Cash Offer and the Exchange were fair to the Alexis Nihon Unitholders and were in the best interests of Alexis Nihon and the Alexis Nihon Unitholders, and resolved unanimously (with Robert A. Nihon abstaining) to recommend that Alexis Nihon Unitholders vote in favour of the Exchange Resolution and that those Alexis Nihon Unitholders who wish to sell their Alexis Nihon Units for cash on a taxable basis for Canadian income tax purposes (subject to pro-ration, if applicable) accept the Cash Offer and tender their Alexis Nihon Units to the Cash Offer.

Alexis Nihon Non-Solicitation

In the Combination Agreement, Alexis Nihon has agreed, among other things, that it will not, directly or indirectly, through any trustee, officer, director, agent or representative (including for greater certainty any investment banker, lawyer or accountant) of Alexis Nihon or any of its subsidiaries or affiliates (a "**Alexis Nihon Representative**"): (i) solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any Acquisition Proposal; (iii) approve or recommend any Acquisition Proposal; or (iv) accept or enter into any agreement, letter of intent, arrangement or understanding related to any Acquisition Proposal.

Notwithstanding the preceding paragraph, nothing shall prevent the Alexis Nihon Board from complying with Alexis Nihon's disclosure obligations under applicable Laws with regard to an Acquisition Proposal or from considering, participating in any discussions or negotiations, or entering into a confidentiality agreement and providing information, regarding a *bona fide* written Acquisition Proposal that was not solicited after the date of the Combination Agreement and which the Alexis Nihon Board has determined in good faith, after consultation with financial advisors and with outside counsel, is a Superior Proposal. Alexis Nihon is required to, and is required to cause the Alexis Nihon Representatives and its subsidiaries to, cease immediately all current discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, and promptly request the return or destruction of all confidential information provided in connection therewith and provide Cominar with all information provided to a person in connection with any such Acquisition Proposal.

Alexis Nihon has agreed not to waive any of the terms or conditions of any confidentiality and standstill or similar agreements, arrangements or undertakings to which Alexis Nihon may be a party or by which it may be bound.

Alexis Nihon has agreed not to, directly or indirectly, through any trustee, officer, director, agent or other Alexis Nihon Representative or any of its subsidiaries or affiliates, offer or commit to pay or pay any fee to any Person or assume or agree to reimburse the expenses of any Person as an inducement to the making of or otherwise in connection with any Acquisition Proposal.

Alexis Nihon has also agreed to immediately notify Cominar of any Acquisition Proposal and any inquiry that could reasonably be expected to lead to an Acquisition Proposal, or any amendments to the foregoing, or any request for non-public information relating to Alexis Nihon in connection with an Acquisition Proposal, or for access to the properties, books or records of Alexis Nihon or any subsidiary, by any person or entity that is considering making, or has made, an Acquisition Proposal.

If the Alexis Nihon Board receives a request for material non-public information from a party who proposes to Alexis Nihon a *bona fide* Acquisition Proposal that the Alexis Nihon Board determines is a Superior Proposal, then Alexis Nihon may provide such party with access to information regarding Alexis Nihon provided such person shall have executed a confidentiality agreement. Alexis Nihon has agreed to send a copy of any such confidentiality agreement to Cominar immediately upon its execution (as well as a list or copies of all information provided to such party).

Alexis Nihon has agreed that it may not accept, approve or recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal at any time (i) until the Alexis Nihon Meeting and (ii) after the expiry of a period of seven Business Days following the Alexis Nihon Meeting, if the Closing has not been completed in all material respects; if and only if: (a) it has provided Cominar with a copy of the Superior Proposal document and written evidence of the determination of the trustees of Alexis Nihon that the proposal constitutes a Superior Proposal as well as evidence of availability of financing of such Superior Proposal promptly upon the trustees of Alexis Nihon making such determination; and (b) five calendar days shall have elapsed from the later of the date Cominar received written notice advising Cominar that Alexis Nihon's trustees have resolved, subject to Cominar's right to match described below, to accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal and the date Cominar received a copy or notice, as the case may be of such Superior Proposal.

During the five calendar day period referred to in the preceding paragraph, Alexis Nihon has agreed that Cominar shall have the right, but not the obligation, to amend the terms of the Combination Agreement. The trustees of Alexis Nihon will review any offer by Cominar to amend the terms of the Combination Agreement in good faith in order to determine, in their discretion in the exercise of their fiduciary duties, whether Cominar's amended offer upon acceptance by Alexis Nihon would, if consummated in accordance with its terms, result in a transaction equal or more favourable to Alexis Nihon Unitholders from a financial point of view than the transaction contemplated by the Superior Proposal. If the trustees of Alexis Nihon so determine, Alexis Nihon will enter into an amended agreement with Cominar reflecting Cominar's amended offer. If the trustees of Alexis Nihon continue to believe, in good faith, after consultation with Alexis Nihon's financial advisors and after receiving the advice of outside counsel, that such Superior Proposal remains a Superior Proposal and therefore rejects Cominar's amended offer, Alexis Nihon and its trustees may, for greater certainty subject to the termination provisions of the Combination Agreement and the payment of the Termination Fee to Cominar, approve, recommend, accept or enter into an agreement, understanding or arrangement with respect to the Superior Proposal.

Cominar Non-Solicitation

In the Combination Agreement, Cominar has further agreed that it will not, directly or indirectly, through any trustee, officer, director, agent or Representative of Cominar or any of its subsidiaries or affiliates, solicit any Cominar Acquisition Proposal. However, Cominar may solicit a Cominar Acquisition Proposal in the event of the receipt of any unsolicited Cominar Acquisition Proposal if, after receiving advice from its financial advisors and legal counsel, it is necessary for the trustees of Cominar to so do in order to discharge their fiduciary duties in the circumstances, and in such case, Cominar may participate in any discussions or negotiations regarding a Cominar

Acquisition Proposal, approve or recommend any Cominar Acquisition Proposal, accept or enter into any agreement, letter of intent, arrangement or understanding related to any Cominar Acquisition Proposal or carry on any actions or issuances of securities in furtherance of such Cominar Acquisition Proposal.

Standstill Provisions

For a period of 15 months following any termination of the Combination Agreement, neither Cominar nor Alexis Nihon or any of their respective affiliates, either directly or indirectly or jointly or in concert with any other person, shall, without the prior written consent of the other party, which consent may be withheld in the absolute sole discretion of such party:

(a) in any manner directly or indirectly acquire, offer or make any proposal to acquire or agree to acquire any securities, including bank or other senior debt securities, or material assets of the other party;

(b) make, or in any way participate in, any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of any voting securities or of any bank or senior debt or any other securities of the other party or form, join or in any way participate in a proxy group;

(c) act alone or with others to seek to control or influence the management, the trustees or the policies or to influence any bank or senior lender or any other holder of securities of the other party;

(d) propose or offer to enter into any extraordinary transaction involving the other party, any of its affiliates or its securities or assets engage in any discussions, or enter into any agreement, commitment or understanding with any person with respect to any extraordinary transaction involving the other party, any of its affiliates or its or their securities or assets including a take-over bid, reverse take-over, exchange offer, amalgamation, merger, arrangement or other business combination or similar transaction;

(e) engage or offer to enter into in any discussions, or enter into any agreement, commitment or understanding with any person with respect to any extraordinary transaction involving the other party, any of its affiliates or its or their securities or assets including a take-over bid, exchange offer, amalgamation, merger, arrangement or other business combination or similar transaction;

(f) make any public announcement or private disclosure (except to its representatives as expressly provided in the Confidentiality and Standstill Agreement) with respect to any of the foregoing or any intention, plan or arrangement with respect to the same; or

(g) assist or advise any person in doing any of the foregoing (including by providing or arranging financing).

Each party to the Confidentiality and Standstill Agreement shall promptly give notice to the other party of any proposal made to it with respect to any matter or transaction of the nature described above.

The foregoing standstill provisions shall not apply, or shall cease to apply, as the case may be, to Cominar:

(a) if and only to the extent that Alexis Nihon enters into standstill provisions with any other Person that are more favourable in any respect to that Person than those set forth above (and Alexis Nihon shall be obliged to promptly notify Cominar to such effect, following which Cominar may elect to be bound by any more favourable provisions in lieu of the less favourable provisions set forth therein);

(b) as contemplated by the Lock-up Agreements in connection with and in furtherance of the Combination and otherwise to permit Cominar to enforce its rights thereunder;

(c) if Alexis Nihon breaches the material terms of the Combination Agreement in connection with the Combination, in any material respect; or

(d) if, after the termination of the Combination Agreement, any person makes an Acquisition Proposal, excluding under (vi) of the definition of Acquisition Proposal.

Amendments

Each of Cominar and Alexis Nihon have agreed that, if either Cominar or Alexis Nihon proposes any amendments or alternatives to the transactions contemplated by the Combination Agreement, then the other party will act reasonably in considering such amendment, provided such amendments would not result in extending the Closing Date beyond the Outside Date.

Conditions to Closing

Each of Alexis Nihon and Cominar's obligations to complete the transactions contemplated in the Combination Agreement are subject to the satisfaction or waiver of a number of conditions, generally similar to the conditions of the Cash Offer. These conditions include:

(a) the Exchange Resolution shall have been approved by Alexis Nihon Unitholders by at least 66 ⅔% of the votes attached to the Alexis Nihon Units represented in person or by proxy at the Meeting;

(b) there shall not be in force any final and non-appealable judgement, injunction, order or decree, there shall not have been passed any Law prohibiting, preventing, restraining or enjoining the consummation of the transactions contemplated by the Combination Agreement and there shall be no proceeding in progress that relates to or results from the transactions contemplated by the Combination Agreement that would, if successful, result in an order or ruling of a Governmental Entity that would preclude completion of the transactions contemplated by the Combination Agreement in accordance with the terms thereof or would otherwise be inconsistent with the Regulatory Approvals which have been obtained;

(c) there shall not be pending or threatened any suit, action or proceeding, in each case unless the same is acceptable to Cominar:

   (i) seeking to prohibit or restrict the acquisition by Cominar of any assets of Alexis Nihon or Alexis Nihon Units, seeking to restrain or prohibit the consummation of the Cash Offer, the Pre-Exchange Unit Redemption or the Exchange, or seeking to obtain from Alexis Nihon or Cominar any material damages directly or indirectly in connection with the Combination;

   (ii) seeking to prohibit or materially limit the ownership or operation by Cominar of any material portion of the business or assets of Alexis Nihon or any of its subsidiaries or to compel Cominar to dispose of or hold separate any material portion of the business or assets of Alexis Nihon or its subsidiaries;

   (iii) seeking to impose material limitations on the ability of Cominar to acquire or hold, or exercise full rights of ownership of, any assets of Alexis Nihon or Alexis Nihon Units;

   (iv) seeking to prohibit Cominar from effectively controlling in any material respect the business or operations of Alexis Nihon or any of its subsidiaries; or

   (v) which otherwise is reasonably likely to have a Material Adverse Effect on Cominar;

(d) the Combination Agreement shall not have been terminated pursuant to Article 6 thereof;

(e) the Regulatory Approvals and the Third Party Consents and Cominar Third Party Consents shall have been obtained or satisfied;

(f) the Cominar Units (including those to be issued in connection with the Combination) shall have been listed and posted for trading (or conditionally approved for listing, as the case may be) on the TSX and no order, ruling or determination having the effect of suspending the issuance or ceasing the trading of the Cominar Units shall have been issued or made by any stock exchange, securities commission or other regulatory authority and be continuing in effect and no proceedings for that purpose shall have been instituted or pending or, to the knowledge of Cominar, contemplated or threatened by any stock exchange, securities commission or other regulatory authority;

(g) all covenants of Alexis Nihon under the Combination Agreement to be performed on or before the Closing Date or the Expiry Time, as applicable, shall have been duly performed by Alexis Nihon in all material respects;

(h) the representations and warranties of Alexis Nihon in Schedule C of the Combination Agreement (in each case without giving effect to any materiality qualifications or limitations therein) shall have been true and accurate on the date of the Combination Agreement, except to the extent that any untruths or inaccuracies would not have a Material Adverse Effect on Alexis Nihon;

(i) the representations and warranties of Alexis Nihon in Schedule C of the Combination Agreement (in each case without giving effect to any materiality qualifications or limitations therein) shall be true and accurate as of the Closing Date or the Expiry Time, as applicable, as if made on and as of such date (except to the extent such representations and warranties speak solely as of an earlier date, in which event such representations and warranties shall be true and correct to such extent as of such earlier date, or except as affected by transactions expressly contemplated by the Combination Agreement), except to the extent that any untruths or inaccuracies would not have a Material Adverse Effect on Alexis Nihon and Cominar shall have received a certificate of Alexis Nihon addressed to Cominar and dated the Closing Date or the Expiry Time, as applicable, signed on behalf of Alexis Nihon by three senior executive officers of Alexis Nihon (on Alexis Nihon's behalf and without personal liability), confirming the same as at the Closing Date or the Expiry Time, as applicable;

(j) the Alexis Nihon Trustees shall have adopted all necessary resolutions, and all other necessary action has been taken by Alexis Nihon and its subsidiaries to permit the consummation of the Combination or any non-performance shall be acceptable to Cominar;

(k) there shall not have occurred a Material Adverse Change to Alexis Nihon;

(l) the Lock-up Agreement shall not have been terminated and each of the parties thereto (other than Cominar) shall not be in breach of any material representation, covenant or agreement of the Lock-up Agreement, provided that such condition shall no longer be applicable once the parties to the Lock-up Agreement (other than Cominar) have voted in favour of the Exchange Resolution and have exchanged all of the Alexis Nihon Units held by them pursuant to the Exchange;

(m) Alexis Nihon's counsel shall have provided the Alexis Nihon Debenture Trustee the opinion required under Section 13.1(f) of the Alexis Nihon Indenture in connection with the supplemental indenture contemplated by the Alexis Nihon Indenture; and

(n) all actions shall have been taken and all consents and approvals shall have been obtained to permit the transfer of the Alexis Nihon Assets to Cominar free and clear of all Encumbrances (other than "Permitted Encumbrances", as defined in the Combination Agreement), with good and marketable title to all of Alexis Nihon's properties, including those to be assumed by Cominar pursuant to the Combination Agreement to be conveyed to Cominar in connection with the Exchange, all on terms and conditions satisfactory to Cominar, acting reasonably, except to the extent that any such matter would not have a Material Adverse Effect on Cominar after giving effect to the transactions contemplated by the Combination Agreement.

Cominar and Alexis Nihon have agreed that the conditions contained in paragraphs (a) through (f) above (and may only be waived by the mutual consent of Cominar and Alexis Nihon, and that the conditions contained in paragraphs (g) through (n) above may be waived by Cominar at its sole option.

Covenants

Alexis Nihon and Cominar have covenanted with each other with respect to the operation of their respective businesses prior to the Closing Date. These covenants include certain restrictions on:

(a) carrying on business other than in the ordinary course;

(b) changing the number of outstanding Alexis Nihon Units in the case of Alexis Nihon, or Cominar Units in the case of Cominar, or paying any distributions (other than normal monthly distributions and, in the case of Cominar, any special distributions or adjustment in respect of the fiscal year ended December 31, 2006, in order to comply with the Cominar Contract of Trust);

(c) amending the contracts of trust, investment restrictions or operating policies;

(d) selling, hypothecating, encumbering, purchasing or redeeming Alexis Nihon Units in the case of Alexis Nihon, or Cominar Units in the case of Cominar;

(e) amending the articles, by-laws or other constituting documents of any subsidiary or selling, encumbering, purchasing or redeeming securities of such subsidiaries and, in the case of Alexis Nihon, changing the beneficiaries or trustees thereof;

(f) amending, varying or modifying the Alexis Nihon Unit Option Plan, the Alexis Nihon Unit Employee Purchase Plan, the Alexis Nihon Distribution Reinvestment Plan or the Alexis Nihon Long-Term Incentive Plan in the case of Alexis Nihon or the Cominar Unit Option Plan, the Cominar Unit Purchase Plan or the Cominar Distribution Reinvestment Plan, in the case of Cominar, or benefits granted under such plans;

(g) reorganizing, amalgamating or merging with any Person;

(h) selling, leasing, hypothecating or encumbering any material assets in the case of Alexis Nihon, selling any material assets in the case of Cominar;

(i) entering into, renewing or amending any material contracts;

(j) making expenditures other than in the ordinary course of business;

(k) entering into or modifying arrangements regarding trustees, directors, officers and employees of Cominar and Alexis Nihon, as applicable, and their subsidiaries;

(l) settling of any claim brought by a security holder in respect of the Combination;

(m) incurring of material indebtedness in the case of Alexis Nihon;

(n) changes to insurance;

(o) making any material changes to accounting practices; and

(p) not amending, modifying or varying the terms of the Lock-up Agreement in a manner adverse to the Cash Offer or the Exchange, in the case of Cominar.

Representations and Warranties

Alexis Nihon represented and warranted as to a number of matters including existence and qualification, capitalization, requisite authority, absence of any Material Adverse Changes, the fair presentation of audited financial statements, the implementation of disclosure controls, the absence of undisclosed liabilities, the absence of material litigation (pending or threatened), the absence of misstatements in public filings under applicable securities laws, related party transactions, tax status, tax matters, compliance with laws, real property matters, title to properties, environmental matters, books and records, insurance, intellectual property, material contracts, employment matters, severance liabilities, head lease and income subsidy obligations, broker fees, the absence of any rights plan and tax costs of assets.

Cominar represented and warranted as to a number of matters including existence and qualification, capitalization, requisite authority, absence of any Material Adverse Changes, the fair presentation of audited financial statements, the absence of material litigation (pending or threatened), the absence of misstatements in public filings under applicable securities laws, tax status, compliance with laws, environmental matters, books and records, intellectual property, the implementation of disclosure controls, the absence of undisclosed liabilities and tax matters.

Trustees of Cominar and Alexis Nihon

Pursuant to the Combination Agreement, Cominar will, at its next annual general meeting of Unitholders following the Closing, propose that the name of Cominar be changed to "Cominar Nihon Real Estate Investment Trust" and that its board of trustees be increased to ten (10) trustees, by way of an increase from five (5) to six (6) independent trustees through the election of Gérard A. Limoges and Richard Guay as two of the proposed independent trustees, one of whom shall replace a then existing independent trustee of Cominar. While the foregoing will be proposed to the holders of Units of the combined REIT, there can be no assurances that such holders will vote in favour thereof.

Cominar and Alexis Nihon have been advised that, pursuant to arrangements between certain Cominar Unitholders and certain Alexis Nihon Unitholders, the trustees designated as "Cominar Trustees" under the Cominar Contract of Trust shall consist of Michel Dallaire, Alain Dallaire, Robert A. Nihon and Philip M. O'Brien. Cominar and Alexis Nihon have also agreed that it will be proposed to the trustees of Cominar that Robert A. Nihon be appointed as Chairman of the continuing board of trustees of the combined REIT as and from the Closing Date, and that Michel Dallaire shall also continue as President and Chief Executive Officer of the combined REIT. Neither Cominar nor Alexis Nihon is a party to any of the foregoing arrangements and they are not binding on such parties or on the combined REIT.

Termination

If any mutual condition (other than the condition with respect to the approval of the Exchange Resolution) or condition for the benefit of Cominar is not satisfied at or before the Closing Date to the satisfaction of Cominar, then

Cominar may, subject to Alexis Nihon's right in certain cases to cure such non-performance within the earlier of the Outside Date and 30 days of notifying Alexis Nihon of such non-performance, terminate the Combination Agreement provided, however, that the right to terminate shall not be available to Cominar if Cominar's actions or failure to act has been the principal cause of the failure of the Closing to occur on or before such date and such actions or failure to act constitutes a material breach of the Combination Agreement.

If any mutual condition (other than the condition with respect to the approval of the Exchange Resolution) or condition for the benefit of Alexis Nihon is not satisfied at or before the Closing Date to the satisfaction of Alexis Nihon, then Alexis Nihon may, subject to Cominar's right to cure such non-performance within the earlier of the Outside Date and 30 days of notifying Cominar of such non-performance, terminate the Combination Agreement provided, however, that the right to terminate shall not be available if Alexis Nihon's actions or failure to act has been the principal cause of the failure of the Closing to occur on or before such date and such actions or failure to act constitutes a material breach of the Combination Agreement.

In addition, the rights, obligations, covenants, representations and warranties, as the case may be, of Cominar and Alexis Nihon under the Combination Agreement (other than in respect of the standstill provisions, certain acknowledgements of the limitation of the liability of the trustees and unitholders and certain other provisions of the Combination Agreement) may be terminated by:

(a) the mutual agreement of Cominar and Alexis Nihon; or

(b) Cominar or Alexis Nihon if, in the reasonable opinion of the terminating party, acting in good faith, any proposals with respect to the taxation of "specified investment flow-through" entities or any other proposed or actual changes in Tax Laws are announced, proposed or implemented after the date hereof, in each case which would materially adversely affect the feasibility of the Cash Offer and/or the Exchange or which could reasonably be expected to have a Material Adverse Effect on Cominar after giving effect to the Cash Offer and the Exchange; or

(c) Cominar or Alexis Nihon if the Alexis Nihon Unitholders fail to approve the Exchange Resolution by the requisite majority; or

(d) either Alexis Nihon or Cominar after the Outside Date if the Closing has not occurred by then, provided, however, that the right to so terminate shall not be available to a party if such party's actions or failure to act has been the principal cause of the failure of the Closing to occur on or before the Outside Date and such actions or failure to act constitutes a material breach of the Combination Agreement, and provided further however that if the Closing Date is delayed by (i) an injunction or order made by a Governmental Entity of competent jurisdiction or (ii) the parties not having obtained any Regulatory Approval which is necessary to permit the completion of the Combination then, provided that such injunction or order is being contested or appealed or such Regulatory Approval is actively being sought, and there is a reasonable prospect that it will be obtained, as applicable, the Outside Date shall be extended to and the termination rights pursuant to this provision shall not be available until June 30, 2007; or

(e) Cominar or Alexis Nihon if Alexis Nihon has entered into an agreement, understanding or arrangement with respect to, or the Alexis Nihon Board has approved or recommended, a Superior Proposal provided that Alexis Nihon may only exercise its termination rights if it is otherwise in compliance with its non-solicitation and related covenants; or

(f) Cominar if (i) the Alexis Nihon Board shall have failed to recommend or shall have withdrawn, modified or changed in a manner adverse to Cominar their recommendation of the Combination or the Alexis Nihon Board shall have failed to publicly affirm and/or reaffirm, subject to certain limited exceptions (within two Business Days of each and every written request therefore being made by Cominar), a unanimous recommendation (Robert A. Nihon abstaining as required) that Alexis Nihon Unitholders tender to the Cash Offer or vote in favour of the Exchange Resolution after the public announcement of any Acquisition Proposal, subject to compliance with the provisions relating to a Superior Proposal, or (ii) the Alexis Nihon Board shall have approved or recommended any Acquisition Proposal that is not a Superior Proposal.

Termination Fee

In the Combination Agreement, Alexis Nihon has agreed to pay to Cominar a termination fee (the "**Termination Fee**") in a sum equal to $12,500,000 in the event that:

(a) the Combination Agreement is terminated by Cominar or Alexis Nihon if Alexis Nihon has entered into an agreement, understanding or arrangement with respect to, or the Alexis Nihon Board has recommended, a Superior Proposal, provided that Alexis Nihon may only exercise its termination rights if it is otherwise in compliance with its non-solicitation and related covenants;

(b) the Alexis Nihon Board shall have failed to recommend or shall have withdrawn, modified or changed in a manner adverse to Cominar its recommendation of the Combination; or

(c) in a case where neither (a) nor (b) above are applicable, (i) as a result of the requisite approval of the Exchange Resolution by the Alexis Nihon Unitholders not being obtained at the Alexis Nihon Meeting, or (ii) as a result of the successful completion of the Combination not occurring on or prior to the Outside Date (unless solely as a result of Cominar having breached a representation, warranty or covenant in the Combination Agreement or failed to satisfy a condition to the completion of the Combination that was within its control or unless as a result of there having occurred a Material Adverse Change to Cominar), and in either case referred to under (i) or (ii) above within twelve (12) months of the exercise of the applicable termination rights (x) an Acquisition Proposal involving Alexis Nihon is approved, recommended, or an agreement in respect thereof is entered into by Alexis Nihon or (y) an Acquisition Proposal involving Alexis Nihon is completed.

In any such case Alexis Nihon has agreed to pay to Cominar the Termination Fee in immediately available funds to an account designated by Cominar. Such payment is due (i) in the case of the exercise of termination rights specified in paragraph (a) or (b) above, immediately upon termination and, in the case of termination by Alexis Nihon, as a condition to termination, and (ii) in the case of the exercise of the termination rights specified in paragraph (c) above, immediately upon Alexis Nihon approving, recommending or entering into an agreement with respect to an Acquisition Proposal, or, if Alexis Nihon does not approve, recommend or enter into an agreement with respect to an Acquisition Proposal, on the completion of an Acquisition Proposal.

Expense Reimbursement

If the Combination Agreement is terminated under certain circumstances by Cominar or by Alexis Nihon, solely as a result of the Exchange Resolution not having been approved by the Alexis Nihon Unitholders, Alexis Nihon has agreed to pay the out-of-pocket expenses of Cominar up to 75% of the out-of-pocket expenses of Cominar in excess of $200,000, the whole subject to a maximum of $300,000 in immediately available funds to Cominar contemporaneously with termination.

6. Cominar

Cominar is an unincorporated closed-end real estate investment trust, created by the Cominar contract of Trust under the laws of the Province of Québec. Although Cominar qualifies as a "mutual fund trust" as defined in the Tax Act, Cominar is not a "mutual fund" as defined by applicable securities legislation. The head office of Cominar is located at 455 du Marais Street, Quebec City, Québec G1M 3A2.

Cominar is one of the largest commercial real estate property owners and managers in the Province of Québec. It owns a high quality portfolio of 139 properties in the Greater Montreal and Quebec City areas, consisting of 15 office, 31 retail, and 93 industrial and mixed-use buildings, totaling over 10.2 million square feet. Cominar's objectives are to deliver to its unitholders growing cash distributions and to maximize unitholder value through proactive management and the growth of its portfolio.

The portfolio comprises approximately 2.3 million square feet of office space, 2.4 million square feet of retail space and 5.5 million square feet of industrial and mixed-use space, representing, in the aggregate, approximately 10.2 million square feet of leasable area. As at September 30, 2006, Cominar's portfolio was approximately 94.6% leased. Cominar properties are mostly situated in prime locations along major traffic arteries and benefit from high-visibility and easy access by both tenants' customers.

Cominar's asset and property management is fully internalized and Cominar is a fully integrated, self-managed real estate investment operation. In this way, Cominar is not subject to any third party management contracts or property management fees, which Cominar believes reduce the potential for conflict between the interests of Management and Cominar. This fully internalized management structure ensures the interests of Management and employees will be aligned with those of Unitholders and will result in improved operating and financial performance for Cominar.

Cominar distributes to Cominar Unitholders monthly not less than 85% of its distributable income, calculated on an annual basis. Cominar Unitholders also are entitled to receive, at the end of each year, distributions of income and net realized capital gains in an amount at least sufficient to ensure that Cominar will not be taxable pursuant to Part I of the Tax Act. Cominar's Contract of Trust provides that Cominar may retain an amount equal to the net realized capital gains of Cominar realized by Cominar in any particular fiscal year, subject to the requirement that (i) not less than 85% of distributable income (as defined in the Cominar Contract of Trust) will be distributed to Cominar Unitholders, and (ii) Cominar will not, as a result, be taxable pursuant to Part I of the Tax Act in such year.

Distributions are made in cash or Cominar Units pursuant to the Cominar Distribution Reinvestment Plan. Distributions may be adjusted for amounts paid in prior periods if the actual distributable income for the prior periods is greater than or less than the trustees' estimates for the prior periods. If the trustees anticipate a cash shortfall and determine that it would be in the best interests of Cominar, they may reduce for any period the percentage of distributable income to be distributed to Unitholders. Monthly distributions are based on the trustees' estimate of yearly distributable income, subject to adjustment from time to time throughout the year.

A description of the activities of Cominar, the Cominar Units being offered hereunder, certain constraints imposed on the ownership of Cominar Units (which constraints are similar to those constraints on the ownership of Alexis Nihon Units) and other relevant aspects of Cominar's organization and structure is contained in the Cominar AIF, which is incorporated by reference herein.

7. Alexis Nihon

Alexis Nihon is an unincorporated closed-end investment trust created by contract of trust, dated October 18, 2002 as amended under the laws of the Province of Québec and established to continue and expand the commercial real estate activities formerly carried on by the Alexis Nihon Group, which was formed in the late 1940's and which, since 1980, has been engaged in acquiring, developing, redeveloping, renovating, owning, managing and leasing properties primarily in the Greater Montreal area. Although Alexis Nihon qualifies as a "mutual fund trust" as defined in the Tax Act, it is not a "mutual fund" as defined by Applicable Securities Laws. The head office of Alexis Nihon is located at 1 Place Alexis Nihon, 3400 de Maisonneuve Blvd. West, Suite 1010, Montreal, Québec H3Z 3B8.

Alexis Nihon began its activities on December 20, 2002, at the time of the completion of its initial public offering (the "**IPO**"), when it acquired the 18 initial properties of Alexis Nihon and related assets from certain members of the Nihon/Massicotte Group, as described in Alexis Nihon's prospectus dated December 13, 2002 (the "**IPO Prospectus**"). The employees of certain members of the Nihon/Massicotte Group relating to the property and asset management of such properties acquired were transferred to Alexis Nihon and Alexis Nihon Management (Canada) Inc. as and from January 1, 2003 in connection with such acquisition and Alexis Nihon's IPO.

Alexis Nihon owns interests in 65 office, retail, and industrial properties, including a 426 unit multi-family residential property, located in the Greater Montreal area and the National Capital Region. Alexis Nihon's portfolio has an aggregate of 9.1 million square feet of leasable area, of which 0.4 million square feet is co-owned.

8. Cominar and Alexis Nihon after the Combination

Properties

Following Closing, Cominar intends to focus on integrating the Alexis Nihon portfolio with its own portfolio and anticipates making only selective additional property acquisitions and developments in the near term. In addition, management anticipates that it will continue to operate Cominar's business with a view to improving distributable income and unit value.

On a pro forma basis, Cominar is expected to have total assets of approximately $1.8 billion, a portfolio of 204 properties and a market capitalization of approximately $1.147 million (based on the trading price of the Cominar Units on December 1, 2006, being the day prior to the announcement of the Combination). Following the Combination, the combined REIT will have a large portfolio of properties situated primarily in the Greater Montreal area, the Greater Quebec City area and the National Capital Region.

The following chart sets out the pro forma leasable space of the combined REIT by area as at September 30, 2006:


Greater
Quebec
City Area
32%
St-
Jérome
1%
National
Capital
Region
3%
Greater
Montreal
Area
64%

The following chart sets out the pro forma segmented net operating income of the combined REIT as at September 30, 2006:


Industrial
& Mixed
Use
29%
Office
39%
Residential
1%
Retail
31%

Borrowings

Under the Cominar Contract of Trust, Cominar is not permitted to incur or assume any indebtedness if, after giving effect to the incurring or assumption of such indebtedness (including convertible debt), the total indebtedness of Cominar would be more than 60% of the Gross Book Value of Cominar's assets. The pro forma Debt Ratio of Cominar as at September 30, 2006, after giving effect to the Combination and borrowings on the Credit Facilities is anticipated to be approximately 56%, including convertible debentures.

As at September 30, 2006, after giving effect to the Combination but without giving effect to the buy down of hypothecs to be undertaken by Cominar, the estimated weighted average interest rate on outstanding hypothec indebtedness of the combined entity is anticipated to be approximately 6.14%. The following table summarizes certain aspects of the debt maturities of such expected combined mortgage indebtedness as at September 30, 2006 (without giving effect to the refinancing of indebtedness incurred in connection with the Combination, the buy down of mortgages to be undertaken by the combined entity (if any) or the amounts drawn under the Credit Facilities in connection with the Combination).

51

Debt Maturities as at September 30, 2006 (unaudited)	Principal Amount	Percentage of Total Hypothecs
	(in thousands, other than weighted averages)	
Three-month period ending December 31, 2006	$15,011	2.8%
Year ending December 31, 2007	$122,467	22.6%
Year ending December 31, 2008	$165,042	30.4%
Year ending December 31, 2009	$57,211	10.5%
Year ending December 31, 2010	$22,745	4.2%
Year ending December 31, 2011 and thereafter	$160,314	29.5%
Total	$542,790	100.0%
Weighted average interest rate (in percentage)	6.14%	
Weighted average years to maturity (in years)	5.26	

Credit Facilities have been arranged pursuant to the Financing Commitment with the Lender in order to fund the cash consideration required and related costs required in connection with the Combination. As of the Closing Date, it is anticipated that approximately $140.5 million will be drawn under these facilities. See Section 24, "Financing Arrangements" in this Cominar Circular.

Within one year following completion of the Combination, Cominar intends to replace approximately $140.5 million of indebtedness incurred under the Credit Facilities in connection with the Combination with fixed interest rate mortgage financing secured by various Cominar properties or other securities.

Distributable Income and Distributions

The Combination is expected to be accretive to Cominar's distributable income on an annualized basis.

The following chart sets out the annual distributions paid by each of Cominar and Alexis Nihon since their respective initial public offerings.

Year	Total Cominar Distributions Per Cominar Unit	Total Alexis Nihon Distributions Per Alexis Nihon Unit
1998[1]	$0.551	N/A
1999	$1.052	N/A
2000	$1.061	N/A
2001	$1.086	N/A
2002[2]	$1.107	$0.035
2003	$1.152	$1.100
2004	$1.178	$1.100
2005	$1.210	$1.100
2006	$1.230[3]	$1.100

Notes:

(1) Cominar's initial distribution of $0.067 per Cominar Unit was made on July 15, 1998 for the period commencing May 21, 1998 (the date of closing of Cominar's initial public offering of Cominar Units) to June 30, 1998.

(2) Alexis Nihon's initial distribution of $0.035 per Alexis Nihon Unit was made on December 31, 2002 for the period commencing December 20, 2002 (the date of closing of Alexis Nihon's initial public offering of Alexis Nihon Units) to December 31, 2002.

(3) Subject to additional year end distributions required under the Cominar Contract of Trust, if any.

If the Combination is completed on the basis of an Exchange Ratio of 0.77 of a Cominar Unit per Alexis Nihon Unit, a monthly distribution of $0.102 per Cominar Unit represents the equivalent of a monthly distribution of $0.079 per Alexis Nihon Unit, or $0.943 per annum, on a post-exchange basis. The Combination, as described in this Cominar Circular and the Cash Offer, is expected to be accretive and increase Cominar's distributable income. Cominar expects to continue its practice of reviewing, on at least a quarterly basis, the amount of its monthly distributions. Cominar's current annualized distribution of $1.224 per Cominar Unit represents a payout ratio of approximately 85% of its distributable income, which is the minimum payout ratio currently permitted under the Cominar Contract of Trust, subject to certain exceptions.

Pro Forma Consolidated Capitalization

The following table sets forth the capitalization of Cominar and Alexis Nihon as at September 30, 2006, before and after giving effect to the Combination. This table should be read in conjunction with the financial statements of Cominar and Alexis Nihon and the unaudited Pro Forma Consolidated Financial Statements of Cominar incorporated by reference, or included, in this Cominar Circular.

	Cominar as at September 30, 2006 (before giving effect to the Combination)	Alexis Nihon as at September 30, 2006 (before giving effect to the Combination)	Pro Forma as at September 30, 2006 (after giving effect to the Combination)[1]
	(in thousands of dollars, unaudited)	(in thousands of dollars, unaudited)	(in thousands of dollars, unaudited)
Mortgages payable	273,966	401,339	676,416
Convertible debentures	48,181	53,571	104,928
Bank indebtedness	47,499	57,063	245,062
Unitholders' equity	371,703	227,156	702,979
Total capitalization	741,349	739,129	1,729,385
Number of Units (000) (Authorized – unlimited)	36,215	25,898	50,397

Note:

(1) Based on an Exchange Ratio of 0.77 of a Cominar Unit per Alexis Nihon Unit and assuming $127.5 million is paid to Alexis Nihon Unitholders pursuant to the Cash Offer.

Synergies

Given the complementary fit between Cominar and Alexis Nihon's operations, the Combination is expected to generate annualized synergies of approximately $1.5 million in the first year after closing, and $2.0 million per annum thereafter. The synergies are expected to be achieved through the elimination of duplicate public entity and administrative costs, the reduction of overhead and enhanced clustering of the combined Montreal portfolio. While Cominar management strongly believes that such synergies and cost savings will be achieved, there can be no assurance that they will be. Cominar continues to assess further areas for additional synergies and costs savings that can be derived from the Combination.

Trustees and Other Arrangements

Pursuant to the Combination Agreement, Cominar will, at the next annual general meeting of Cominar Unitholders following the Closing, propose that the name of Cominar be changed to "Cominar Nihon Real Estate Investment Trust" and that its board of trustees be increased to ten (10) trustees, by way of an increase from five (5) to six (6) independent trustees through the election of Gérard A. Limoges and Richard Guay as two of the proposed independent trustees, one of whom shall replace a then existing independent trustee of Cominar. While the foregoing will be proposed to the holders of Units of the combined REIT, there can be no assurances that such holders will vote in favour thereof.

Cominar and Alexis Nihon have been advised that, pursuant to arrangements between certain Cominar Unitholders and certain Alexis Nihon Unitholders, the trustees designated as "Cominar Trustees" under the Cominar Contract of Trust shall consist of Michel Dallaire, Alain Dallaire, Robert A. Nihon and Philip M. O'Brien. Cominar and Alexis Nihon have also agreed that it will be proposed to the trustees of Cominar that Robert A. Nihon be appointed as Chairman of the continuing board of trustees of the combined REIT as and from the Closing Date, and that Michel Dallaire shall also continue as President and Chief Executive Officer of the combined REIT. Neither Cominar nor Alexis Nihon is party to any of the foregoing arrangements and they are not binding on such parties or on the combined REIT.

Cominar intends, at Closing, to offer employment or other arrangements to such of the then current employees of Alexis Nihon as it considers appropriate, on terms substantially similar to their current employment.

9. Selected Historical and Pro Forma Financial Information

The following selected historical financial information of Cominar and Alexis Nihon has been derived from the respective audited financial statements of Cominar and Alexis Nihon as at and for the year ended December 31, 2005 and the unaudited financial statements for the nine-month period ended September 30, 2006. The unaudited Cominar Pro Forma Consolidated selected financial information has been derived from the unaudited Cominar Pro Forma Consolidated financial statements as at and for the year ended December 31, 2005 and for the nine-month period ended September 30, 2006, included in this Cominar Circular.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

BALANCE SHEET
As at September 30, 2006

	Cominar	Alexis Nihon	Cominar Pro Forma Condensed Consolidated (as adjusted)
	(in thousands of dollars) (unaudited)		
Assets			
Income properties	688,040	697,397	1,578,291
Intangible assets	–	38,167	94,357
Properties under development	17,685	–	17,685
Land held for future development	6,590	964	7,554
Deferred expenses and other assets	31,731	25,232	38,304
Other assets	21,499	412	39,819
	765,545	762,172	1,776,010
Liabilities			
Mortgages payable	273,966	401,339	676,416
Convertible debentures	48,181	53,571	104,928
Bank indebtedness	47,499	57,063	245,062
Other liabilities	24,196	23,043	46,625
	393,842	535,016	1,073,031
Unitholder's equity	371,703	227,156	702,979
	765,545	762,172	1,776,010

54

STATEMENT OF INCOME
For the Year Ended December 31, 2005

	Cominar	Alexis Nihon	Cominar Pro Forma Condensed Consolidated (as adjusted)
			(unaudited)
	(in thousands of dollars)		
Operating revenues	122,104	121,496	244,382
Operating expenses	48,022	58,666	106,688
Net operating income before the under noted	74,082	62,830	137,694
Interest on borrowings	21,079	26,413	58,276
Depreciation of income properties and amortization of intangible assets	14,766	15,220	54,212
Amortization of deferred expenses and other assets	5,648	10,856	5,834
Trust administrative expenses	1,757	2,600	4,357
Net income	31,327	6,128	13,897

STATEMENT OF INCOME
Period of nine-months ended September 30, 2006

	Cominar	Alexis Nihon	Cominar Pro Forma Condensed Consolidated (as adjusted)
	(in thousands of dollars)		(unaudited)
Operating revenues	98,664	102,371	201,622
Operating expenses	39,205	47,767	86,972
Net operating income before the under noted	59,459	54,604	114,650
Interest on borrowings	16,626	22,613	47,317
Depreciation of income properties and amortization of intangible assets	12,088	12,285	43,963
Amortization of deferred expenses and other assets	5,136	10,266	5,272
Trust administrative expenses	1,628	1,945	3,573
Net income	23,628	7,495	14,172

10. Holdings of Securities of Alexis Nihon

To the knowledge of the Cominar Trustees and senior officers, after reasonable inquiry, other than as disclosed herein, no securities of Alexis Nihon are owned by any of Cominar or its trustees or senior officers or their associates or affiliates, by any Person or company who beneficially owns, directly or indirectly, more than ten percent (10%) of the outstanding Cominar Units, or by any Person or company acting jointly or in concert with Cominar in connection with the Cash Offer. Michel Dallaire, President, Chief Executive Officer and a trustee of Cominar owns 14,000 Alexis Nihon Units which were purchased on June 19, 2006.

11. Trading in Securities of Alexis Nihon

Except as set forth in Section 10, "Holdings of Securities of Alexis Nihon" in this Cominar Circular, no securities of Alexis Nihon have been traded during the six-month period preceding the date of the Cash Offer by Cominar or by the Cominar Trustees or senior officers of Cominar or, to the knowledge of the Cominar Trustees and senior officers after reasonable inquiry, by associates or affiliates of Cominar or by associates of the trustees or senior officers of Cominar, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Cominar or by any person or company acting jointly or in concert with Cominar in connection with the Cash Offer.

Cominar has no present intention of acquiring beneficial ownership of Alexis Nihon Units while the Cash Offer is outstanding, other than pursuant to the Cash Offer. However, subject to Applicable Securities Laws and the standstill obligations of Cominar under the Combination Agreement with Alexis Nihon, Cominar reserves the right to, and may, acquire Alexis Nihon Units by making purchases through the facilities of the TSX at any time and from time to time prior to the Expiry Time. Cominar will not make any purchases of Alexis Nihon Units through the facilities of the TSX until the third clear trading day following the date hereof. The aggregate number of Alexis Nihon Units acquired by Cominar through the facilities of the TSX during the period from the date hereof to the Expiry Time will not exceed 5% of the outstanding Alexis Nihon Units as of the date of the Cash Offer. Please see Section 5, "Combination Agreement — Standstill Provisions" in this Cominar Circular.

Although Cominar has no current intention to sell Alexis Nihon Units taken up under the Cash Offer, it reserves the right to make or enter into an arrangement, commitment or understanding at or prior to the Expiry Time to sell Alexis Nihon Units after the Expiry Time.

On December 3, 2006, Cominar entered into the Lock-up Agreement with the Locked-up Unitholders. Section 2, "Purpose of the Cash Offer, the Pre-Exchange Unit Redemption and the Exchange — Lock-up Agreement and Other Arrangements" in this Cominar Circular.

12. Commitments to Acquire Securities

No securities of Alexis Nihon are covered by any commitments made by Cominar, the Cominar Trustees or senior officers of Cominar, or, to the knowledge of such Cominar Trustees or senior officers, after reasonable inquiry, Cominar associates or affiliates, or any associates of any such Trustees or senior officers or any person holding more than 10% of the Cominar Units to acquire any equity securities of Alexis Nihon, except for the Alexis Nihon Units subject to the Lock-up Agreement. See Section 2, "Purpose of the Cash Offer, the Pre-Exchange Unit Redemption and the Exchange — Lock-up Agreement and Other Arrangements" in this Cominar Circular.

13. Arrangements, Agreements or Understandings

Except as disclosed herein or as disclosed in Section 21 "Employment Agreements", in the Alexis Nihon Information Circular in respect of which arrangements or agreements Cominar is not a party, there are no arrangements or agreements made or proposed to be made between Cominar and the Alexis Nihon Trustees or any senior officers of Alexis Nihon and no payments or other benefits are proposed to be made or given by way of compensation by Cominar for loss of office or for the Alexis Nihon Trustees or such senior officers remaining in or retiring from office. Except as disclosed herein or under the Lock-up Agreement, there are no contracts, arrangements or understandings, formal or informal, between Cominar and any security holder of Alexis Nihon with respect to the Cash Offer or Exchange or between Cominar and any person or company with respect to any securities of Alexis Nihon in relation to the Cash Offer or Exchange.

14. Material Changes and Other Information

Cominar has no information which indicates any material change in the affairs of Alexis Nihon since the date of the last published financial statements of Alexis Nihon dated September 30, 2006, save and except as publicly disclosed by Alexis Nihon. Cominar has no knowledge of any other matter that has not previously been publicly disclosed but which would reasonably be expected to affect the decision of Alexis Nihon Unitholders to accept or reject the Cash Offer.

15. Regulatory Matters

Competition Act (Canada)

Under the *Competition Act* (Canada) (the "**Competition Act**"), the Combination is a notifiable transaction and may not be completed before the expiration or earlier termination of the applicable waiting period after notice of the Combination, together with certain prescribed information, has been provided to the Commissioner of Competition (the "**Commissioner**"), unless the Commissioner has issued an advance ruling certificate ("**ARC**") or has waived the notification obligation pursuant to subsection 113(c) of the Competition Act.

Notification must be made either on the basis of a short-form filing (in respect of which there is a 14 day statutory waiting period from the time a complete notification is made) or a long-form filing (in respect of which there is a 42 day waiting period from the time a complete notification is made).

The Commissioner's review of the Combination may take longer than the statutory waiting period. Upon completion of the Commissioner's review, the Commissioner may decide to: (i) challenge the Combination, if the Commissioner concludes that it is likely to substantially lessen or prevent competition; (ii) issue a letter to Cominar indicating that the Commissioner is of the view that there are not sufficient grounds to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the Combination at that time but that the Commissioner retains the authority to do so for three years after completion of the Combination (the "**No-Action Letter**"); or (iii) issue an ARC. Where an ARC is issued and the Combination to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order of the Competition Tribunal in respect of the Combination solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued.

Cominar will submit a request to the Commissioner that an ARC be issued together with submissions in support of such request. The obligations of the parties to consummate the Combination are subject to the condition that: (i) the Commissioner has issued an ARC in respect of the Combination, (ii) the applicable waiting period under the Competition Act has expired or been waived in accordance with the Competition Act, or (iii) the notification obligation has been waived pursuant to subsection 113(c) of the Competition Act and, in the case of (ii) or (iii), the Commissioner has issued a No-Action Letter and the form of the advice in such letter and any material terms and conditions attached to such advice would not adversely affect Cominar in the discretion of Cominar, acting reasonably, and such advice has not been rescinded or amended.

Securities Law Matters

The issuance of the Cominar Units issuable under the Combination, and resale in all of the provinces of Canada is permitted by Alexis Nihon Unitholders, except by "control persons", provided that no unusual effort is made to prepare the market for any resale or to create demand for the securities which are the subject of any such resale and no extraordinary commission or consideration is paid in respect thereof. Applicable securities legislation provides that a person or company is, absent evidence to the contrary, deemed to be a control person in relation to an issuer where the person or company alone or in combination with others holds more than 20% of the outstanding voting securities of the issuer.

It is a condition of the completion of the Cash Offer and the Exchange that any required exemptions from the Canadian securities regulators in connection with the Combination, including with respect to any collateral benefits matters, have been obtained. The consummation of the Cash Offer and the Exchange are conditional on the receipt of any required rulings, orders and approvals to the satisfaction of Cominar (and, subject to certain limits, Alexis Nihon) including, if required by Cominar, in connection with severance arrangements awarded by Alexis Nihon at its own initiative to each of David De Santis, René Fortin, Wally Commisso, Anne-Marie Dubois, Céline Fournier and Roger Turpin and retention bonus arrangements awarded by Alexis Nihon at its own initiative to each of Guy Charron, David De Santis, René Fortin, Wally Commisso, Anne-Marie Dubois, Céline Fournier and Roger Turpin described in Section 12, "Agreements between Alexis Nihon and the Trustees and Officers of Alexis Nihon" in the Trustees' Circular, to the extent that such arrangements may be considered collateral benefits, if at all.

Alexis Nihon is a reporting issuer (or the equivalent) under applicable Canadian securities legislation in all Canadian provinces and is, among other things, subject to applicable securities laws of Ontario and Québec, including OSC Rule 61-501 and Regulation Q-27. Each of OSC Rule 61-501 and Regulation Q-27 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties, independent valuations and, in certain instances, approval and oversight of certain transactions by a special committee of independent trustees.

The protections afforded by OSC Rule 61-501 and Regulation Q-27 apply to "business combinations" (as such term is defined in OSC Rule 61-501) and "going private transactions" (as such term is defined in Regulation Q-27) which terminate the interests of securityholders without their consent. Cominar has been advised that Alexis Nihon has arranged at its own initiative for certain officers and/or trustees of Alexis Nihon to receive, the benefits described in Section 12, "Agreements between Alexis Nihon and the Trustees and Officers of Alexis Nihon" in the Trustees' Circular. However, such benefits are not "collateral benefits" (as such term is defined in OSC Rule 61-

501) since (i) such benefits are not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to such persons for securities relinquished under the Cash Offer or the Exchange, (ii) the conferring of such benefits is not, by its terms, conditional on such persons supporting the Combination in any manner and (iii) as of December 3, 2006, such persons beneficially owned or exercised control or direction over less than one percent of the issued and outstanding Alexis Nihon Units. Pursuant to a notice published by the AMF, Cominar intends to apply for an exemption from the application of Regulation Q-27 on the basis that the Combination is not a "business combination" for the purposes of OSC Rule 61-501 for the reasons described above.

United States Securities Law Matters

The Cash Offer will be made into the United States pursuant to an exemption from the United States tender offer rules provided by Rule 14d-1(c) under the U.S. Securities Exchange Act. The Exchange will be effected in the United States pursuant to an exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder or other available exemptions from the registration requirements of the U.S. Securities Act. Cominar Units issued pursuant to the Exchange to or for the benefit of Alexis Nihon Unitholders in the United States will be "restricted securities", as defined in Rule 144 under the U.S. Securities Act, to the same extent and proportion that the Alexis Nihon Units delivered in the Exchange by such Unitholders were restricted securities. In addition, Unitholders deemed to be affiliates of Cominar may be subject to restrictions on the resale of their Cominar Units. Alexis Nihon Unitholders who reside in the United States or who are U.S. citizens, or who are acting on behalf of Unitholders who reside in the United States or are U.S. citizens, are advised to seek their own legal counsel with respect to their ability to trade the Units issued to them pursuant to the Exchange.

TSX

The Cominar Units are currently listed and posted for trading on the TSX. It is a condition to the Combination that the Cominar Units to be issued in connection with the Combination be approved for listing on the TSX. The TSX has conditionally approved for listing the Cominar Units issuable in connection with the Combination, subject to satisfaction of customary conditions. The Alexis Nihon Units are expected to be delisted from the TSX at or shortly after Closing.

16. Risk Factors

There are certain risks inherent in an investment in the Cominar Units and in the activities of Cominar. A number of these risks are set forth in the Cominar AIF under the heading "Risk Factors", including risks relating to (i) liquidity and price fluctuation; (ii) real property ownership; (iii) structural subordination of units and debentures; (iv) credit risk and prior ranking indebtedness; (v) absence of covenant protection; (vi) availability of distributable income; (vii) unitholder liability; (viii) competition for real property investments; (ix) dependence on key personnel; (x) potential conflicts of interest; (xi) general uninsured losses; (xii) status for tax purposes and investment eligibility; (xiii) government regulation; and (xiv) dilution, and those risks set forth in the Cominar AIF under the heading "Risk Factors" are incorporated by reference herein. In addition, there are also the following risk factors. Alexis Nihon Unitholders should carefully consider all of these risks before deciding to invest in Cominar Units.

Integration Related Risks

The Combination has been entered into with the expectation that its successful completion will result in long-term strategic benefits, economies of scale and synergies. These anticipated benefits, economies of scale and synergies will depend in part on whether Cominar and Alexis Nihon's operations can be integrated in an efficient and effective manner. It is possible that this may not occur as planned, or that the financial and other benefits may be less than anticipated. In addition, the integration of the operations will give rise to restructuring costs and charges, and these may be greater than currently anticipated. Further, the operating results and financial condition of Cominar could be materially adversely impacted by the focus on integration, and by geographical, regulatory, labour relations and other factors related to Alexis Nihon's properties and businesses.

Availability of Distributable Income

Distributable income is calculated before deducting items such as principal repayments, capital expenditures and taxes and duties (including taxes and duties, if any, in connection with the Combination) and, accordingly, may exceed actual cash available to Cominar from time to time. Cominar may be required to use part of its debt capacity or raise additional equity in order to accommodate such items, and there can be no assurance that funds from such sources will be available on favourable terms or at all. In such circumstances, distributions may be reduced to provide funding therefor, which may also have an adverse impact on the market price of the Cominar Units. Accordingly, cash distributions are not guaranteed and cannot be assured. See the Cominar AIF incorporated by reference herein for a further discussion of distributable income.

Consents and Regulatory Approvals Required

Certain consents of hypothecary and secured creditors are required in connection with the transfer of the Alexis Nihon Assets to Cominar. In addition, the consent of co-owners are required in connection with the transfer of certain of the Alexis Nihon Assets to Cominar. There is no assurance that such consents will be obtained.

In addition, each of Alexis Nihon and Cominar's obligations to complete the transactions contemplated in the Combination Agreement are subject to the satisfaction or waiver of a number of conditions, including obtaining the Regulatory Approvals. A substantial delay in obtaining the Regulatory Approvals, the failure to do so or the imposition of unfavourable terms or conditions could have a material adverse effect on the Combination.

Dependence on Key Personnel

Certain key personnel of Alexis Nihon will be retained by Cominar following completion of the Combination to assist with the integration. The failure of key personnel to remain as part of the management team of Cominar in the period following Closing, could have a material adverse effect on Cominar.

Financing

Cominar is subject to the risks associated with debt financing, including the risk that Cominar may be unable to make interest or principal payments or meet loan covenants, the risk that defaults under a loan could result in cross-defaults or other lender rights or remedies under other loans, and the risk that existing indebtedness may not be able to be refinanced or that the terms of such refinancing may not be as favourable as the terms of existing indebtedness. A portion of the financing to be drawn by Cominar under the Financing Commitment (including the Credit Facilities) will be at floating interest rates and, accordingly, changes in short term borrowing rates will effect Cominar cost of borrowing.

Other Tax Related Risk Factors

The extent to which distributions will be tax deferred in the future will depend on the extent to which Cominar can shelter its taxable income by claiming capital cost allowances and other available deductions. It is also possible that interest on funds borrowed in connection with the Cash Offer may not be fully deductible in computing Cominar's income, in which case it is likely that a greater percentage of the distributions of Cominar will be taxable.

There can be no assurance that the laws and regulations and the administrative and assessing practices of the CRA respecting the treatment of mutual fund trusts will not be changes in a manner that adversely affects the Cominar Unitholders. If Cominar ceases to qualify as a mutual fund trust under the Tax Act, the income tax considerations described below in this Cominar Circular under Section 21, "Certain Canadian Federal Income Tax Considerations" would be materially and adversely different in certain aspects.

Although Cominar is of the view that all expenses to be claimed by Cominar and any Subsidiaries in the determination of their respective incomes under the Tax Act will be reasonable and deductible in accordance with the applicable provisions of the Tax Act, there can be no assurance that the Tax Act or the interpretation of the Tax Act will not change, or that CRA will agree with the expenses claimed.

As per the current legislation, a mutual fund trust cannot be established or maintained primarily for the benefit of non-resident persons. Under draft legislation that was released on September 16, 2004 by the Department of Finance, an income fund will cease to qualify as a mutual fund trust if at any time after 2004 the fair market value of all units held by non-residents of Canada, or by partnerships which are not "Canadian partnerships" for the purposes of the Tax Act, is more than 50% of the fair market value of all issued and outstanding units issued by the trust where more than 10% (based on fair market value) of the trust's property is specified types of taxable Canadian property or certain other types of property. For this purpose, a partnership would only qualify as a "Canadian partnership" at a particular time if all its members at that time are resident of Canada. There is no provision in the draft legislation which would allow for rectification of the loss of mutual fund trust status. On December 6, 2004, a

Notice of Ways and Means of Motion, including other changes affecting mutual fund trusts, was tabled which did not include the proposed changes referred to above. In a concurrent release, the Department of Finance announced that implementation of the proposed changes would be suspended so as to allow further consultation with interested parties. The November 9, 2006 Notice of Ways and Means Motion, which included other changes affecting mutual fund trusts, also did not include the proposed changes referred to above.

On September 8, 2005, the Department of Finance released a consultation paper on tax and other issues related to publicly listed flow-through entities such as income trusts and limited partnerships and invited interested parties to make submissions prior to December 31, 2005. On September 19, 2005, the Minister of Finance (Canada) announced that the CRA would postpone providing advance tax rulings respecting flow-through entity structures pending these consultations. On November 23, 2005, the Minister of Finance announced the end of this consultation process and no legislative amendments were proposed to change the taxation of income trusts. Instead, the Minister of Finance tabled a Notice of Ways and Means Motion to enhance the dividend gross-up and tax credit mechanism applicable to dividends paid after 2005. In addition, the CRA announced it would resume providing advance tax rulings in respect of flow-through entity structures.

On October 31, 2006, the Minister of Finance announced measures (the "**SIFT Proposals**") which essentially prevent the creation of new income trusts or publicly traded flow through entities (defined as "Specified Investment Flow-Through" entities or SIFTs), and subject existing SIFTs ("**Grandfathered SIFTs**") to a new regime commencing 2011. Under these proposals, in 2011 a trust that is a Grandfathered SIFT will not be permitted to deduct, in computing its income for tax purposes, certain amounts that would otherwise be deductible. However, the Grandfathered SIFT will not pay tax on those amounts at the full tax rate that normally applies to undistributed trust income. Instead a special rate, based on the federal-provincial corporate income tax rate which in 2011 is expected to be 31.5%, will apply to the Grandfathered SIFT trust to the extent of its non-deductible distributions. As well, those amounts will be treated in the hands of the SIFT trust's beneficiaries as taxable dividends paid by a taxable Canadian corporation.

The SIFT Proposals provide that while there is now no intention by the Minister of Finance to prevent Grandfathered SIFTs from normal growth prior to 2011, any undue expansion of a specific Grandfathered SIFT (such as might be attempted through the insertion of a disproportionately large amount of capital) could cause this position to be revisited and thus the grandfathering to be lost for that SIFT. The result of this would be that the new special tax would commence to apply immediately to that SIFT and thus not be deferred until 2011. On December 15, 2006, the Minister of Finance released guidelines ("**Expansion Guidelines**") on what would exceed normal growth and thus constitute undue expansion, specifying that the merger of two or more Grandfathered SIFTs each of which was publicly-traded on October 31, 2006, or a reorganization of such a Grandfathered SIFT, would not be considered growth to the extent that there is no net addition to equity as a result of the merger or reorganization. Based on the wording of the Expansion Guidelines, it would appear that the proposed combination of Cominar and Alexis Nihon would meet these criteria, and thus not be considered growth for the purposes of the undue expansion rules. No assurance of this however can be given as no Notice of Ways and Means Motion to introduce the detailed legislation has yet been introduced to the House of Commons.

The future growth of Cominar, may, to the extent that it does not qualify for the REIT Exception as described below, be limited in order for it to meet the aforesaid guidelines and thus not lose its grandfathered status. The Expansion Guidelines provide that the Department of Finance will not recommend any change to the status of a Grandfathered SIFT whose equity capital grows as a result of issuances of new equity, in any of the intervening periods described below, by an amount that does not exceed the greater of $50 million and an objective "safe harbour" described below.

The safe harbour amount will be measured by reference to a SIFT's market capitalization as of the end of trading on October 31, 2006. Market capitalization is to be measured in terms of the value of a SIFT's issued and outstanding publicly-traded units. For this purpose, it would not include debt (whether or not that debt carried a conversion right or was itself publicly-traded), options or other interests that were convertible into units of the SIFT. For the period from November 1, 2006 to the end of 2007, a SIFT's safe harbour will be 40 percent of that October 31, 2006 benchmark. A SIFT's safe harbour for each of the 2008 through 2010 calendar years will be 20 percent of that benchmark, together allowing growth of up to 100 percent over the four-year transition period. The annual safe harbour amounts are cumulative: for example, a SIFT that issues no new equity in 2007 will as a result enjoy a greater safe harbour amount in 2008. The $50 million amounts, in contrast, are not cumulative. New equity for these purposes includes units and debt that is convertible into units; if attempts are made to develop other such substitutes for equity, those may be included as well. Replacing debt that was outstanding as of October 31, 2006 with new equity, whether through a debenture conversion or otherwise, will not be considered growth for these purposes. New, non-convertible debt can also be issued without affecting the safe harbour; however, the replacement of that new debt with equity will be counted as growth.

There can be no assurance that any other additions to the capital or assets of Cominar will not, alone or in combination with each other, constitute an undue expansion under the SIFT Proposals and as permitted under the Expansion Guidelines.

Certain trusts that would otherwise be SIFTs will be excluded from the SIFT definition. These are trusts (commonly known as real estate investment trusts or REITs) that meet a series of conditions relating to the nature of their income and investments. To benefit from this exception (the "**REIT Exception**") for a given taxation year, a trust must:

(a) At no time in the year hold any non-portfolio property other than real properties situated in Canada;

(b) Have as not less than 95% of the trust's income for the year income from properties (whether in Canada or abroad, and including dividends, interest, rents, etc. and taxable capital gains from dispositions of real properties);

(c) Have as not less than 75% of the trust's income for the year income that is directly or indirectly attributable to rents from, mortgages on, or gains from the disposition of, real properties situated in Canada; and

(d) Hold throughout the year real properties situated in Canada, cash, and debt or other obligations of Governments in Canada (including Crown corporations) with a total fair market value that is not less than 75% of the trust's equity value.

For these purposes, "real property situated in Canada" will include securities issued by any entity that itself satisfies the above conditions. A REIT can thus hold its Canadian real properties either directly or through intermediary entities. "Real property situated in Canada" will not, however, include any depreciable property the capital cost allowance rate for which is greater than 5%.

Non-portfolio properties will include certain investments in a "subject entity". The main kinds of subject entity will be corporations resident in Canada, trusts resident in Canada, and partnerships that meet one or more residence-like criteria. Non-resident corporations and trusts, and partnerships that otherwise would not meet this definition, may also be subject entities if their principal source of income is in Canada.

A trust's interest in a subject entity will be a non-portfolio property if that investment meets either (or both) of the following tests:

(a) The trust holds a significant portion of the subject entity's value: The trust holds securities of the entity that have a total fair market value that is greater than 10 percent of the entity's "equity value". For this purpose an entity's equity value is the fair market value of all of the issued and outstanding shares or interests in the entity; and

(b) Most of the trust's value is attributable to the subject entity: The trust holds securities of the entity that, together with all of the securities that the trust holds of entities affiliated with the entity, have a total fair market value that is greater than 50 percent of the equity value of the trust itself.

Securities of an entity are to be viewed very broadly. They can be expected to include not only equity investments in the entity (such as shares or units) but also debts and other liabilities owing by the entity, rights to revenue or income, and options to acquire anything that would be a security of the entity. The Minister of Finance has indicated that provided adequate safeguards against abuse can be implemented, an exception may be made for liabilities and other obligations that arise in the normal course of the entity's business, such as trade payables. Any other property owned by the trust will be a non-portfolio property if the trust (or a person or partnership with which it does not deal at arm's length) uses the property in carrying on a business in Canada.

Due to the fact that some of the Alexis Nihon Assets that are being acquired under the Exchange may not meet the aforesaid conditions, as well as other factors, before 2011 Cominar may as a result be required to modify its operations, dispose of assets or reorganize to meet the conditions to be excluded from the SIFT rules.

Persons not resident in Canada for the purposes of the Tax Act should be aware that the Pre-Exchange Unit Redemption will trigger a special Canadian tax of 15% under Part XIII.2 of the Tax Act on any amounts paid by Alexis Nihon which are not otherwise subject to tax in Canada and such tax will be withheld by Alexis Nihon.

17. Price Range and Trading Volume of Alexis Nihon Units, Alexis Nihon Debentures, Cominar Units and Cominar Debentures

The Alexis Nihon Units and Alexis Nihon Debentures are listed and posted for trading on the TSX. The following tables set forth, for the periods indicated, the reported high and low closing prices and volume of trading of the Alexis Nihon Units and the Alexis Nihon Debentures on the TSX:

Alexis Nihon Units

Period	High	Low	Volume
	(in dollars)		(in units)
December 2006 (to December 19, 2006)	16.90	14.75	5,394,384
November 2006	14.90	12.95	2,680,506
October 2006	14.34	13.33	1,802,075
September 2006	13.80	13.08	1,741,202
August 2006	13.30	12.61	2,242,102
July 2006	13.25	12.75	1,116,601
June 2006	13.36	12.61	719,182
May 2006	13.59	12.80	503,834
April 2006	13.64	13.42	1,495,009
March 2006	14.04	13.23	1,873,762
February 2006	13.57	13.10	537,908
January 2006	13.34	13.05	1,034,450
December 2005	13.40	12.91	673,096
November 2005	13.45	12.45	571,005
October 2005	13.50	11.85	441,567
September 2005	13.50	13.15	546,730
August 2005	13.50	13.05	992,334
July 2005	13.51	12.96	384,101
June 2005	13.22	12.81	394,318
May 2005	13.05	12.22	513,741
April 2005	12.75	12.20	591,591
March 2005	13.80	11.88	622,445
February 2005	13.73	13.37	1,350,311
January 2005	13.54	12.50	518,778

Alexis Nihon Debentures

Period	High	Low	Volume
		(in dollars)	
December 2006 (to December 19, 2006)	123.75	107.76	18,991,000
November 2006	107.76	100.00	1,240,000
October 2006	106.30	103.01	1,599,000
September 2006	105.00	102.00	1,852,000
August 2006	102.55	100.50	1,214,000
July 2006	101.01	100.00	2,571,000
June 2006	101.75	100.00	978,000
May 2006	102.49	99.80	1,305,000
April 2006	105.40	100.00	1,556,000
March 2006	105.00	102.50	1,726,000

Alexis Nihon Debentures

Period	High	Low	Volume
	(in dollars)		
February 2006	105.00	102.10	2,245,000
January 2006	104.45	101.40	1,510,000
December 2005	101.50	99.36	1,069,000
November 2005	102.00	98.25	1,358,000
October 2005	103.49	99.00	1,423,000
September 2005	105.00	101.50	674,000
August 2005	103.09	101.07	1,147,000
July 2005	105.00	99.51	1,636,000
June 2005	102.75	100.00	2,684,000
May 2005	101.00	98.75	1,507,000
April 2005	101.50	98.75	1,579,000
March 2005	104.00	98.75	2,745,000
February 2005	105.99	102.10	3,303,000
January 2005	104.00	98.66	3,873,500
December 2004	100.50	98.35	3,900,000
November 2004	100.00	97.53	6,401,000
October 2004	99.95	96.00	5,160,000
September 2004	98.20	95.71	3,620,000
August 2004	99.00	97.50	931,000

The Cominar Units and Cominar Debentures are listed and posted for trading on the TSX. The following tables set forth, for the periods indicated, the reported high and low closing prices and volume of trading of the Cominar Units and the Cominar Debentures on the TSX:

Cominar Units

Period	High	Low	Volume
	(in dollars)		(in units)
December 2006 (to December 19, 2006)	22.79	22.14	2,782,244
November 2006	24.17	18.65	1,463,815
October 2006	20.93	20.10	1,242,382
September 2006	21.25	20.25	796,202
August 2006	20.99	19.10	1,586,635
July 2006	19.71	18.98	973,878
June 2006	19.90	19.09	902,083
May 2006	19.80	18.90	556,665
April 2006	20.34	19.40	1,565,905
March 2006	20.28	19.10	1,317,073
February 2006	19.50	18.90	1,039,296
January 2006	19.60	18.90	679,150
December 2005	19.57	18.98	772,988
November 2005	19.67	18.09	850,291
October 2005	19.80	17.45	1,076,216
September 2005	19.70	18.50	1,178,207
August 2005	19.15	18.40	1,026,685
July 2005	19.20	18.61	616,923
June 2005	19.00	17.82	492,118
May 2005	18.08	17.59	423,677
April 2005	18.29	16.61	1,355,812
March 2005	19.40	16.97	2,018,201
February 2005	18.85	17.40	2,623,196

Cominar Units

Period	High	Low	Volume
	(in dollars)		(in units)
January 2005	17.62	17.00	969,898
December 2004	17.81	16.75	777,629
November 2004	17.89	16.49	1,632,957
October 2004	17.05	15.78	670,050
September 2004	16.12	15.10	1,589,699
August 2004	15.80	14.52	1,215,197
July 2004	15.10	14.10	813,465
June 2004	15.08	14.30	520,428
May 2004	14.80	13.00	1,153,420
April 2004	15.94	13.51	1,352,781
March 2004	16.44	14.90	1,230,396
February 2004	16.50	15.10	1,947,466
January 2004	15.30	14.60	522,861

Cominar Debentures

Period	High	Low	Volume
		(in dollars)	
December 2006 (to December 19, 2006)	130.30	123.04	724,000
November 2006	131.00	117.00	1,871,000
October 2006	119.03	113.64	1,581,000
September 2006	121.20	114.69	4,307,000
August 2006	118.45	109.58	9,701,600
July 2006	113.00	108.82	954,000
June 2006	113.50	109.27	1,331,000
May 2006	113.11	108.00	1,372,000
April 2006	116.00	111.35	2,327,000
March 2006	115.99	109.87	2,288,000
February 2006	111.15	107.06	745,300
January 2006	113.22	109.12	1,534,400
December 2005	111.87	108.28	1,860,000
November 2005	112.90	105.00	3,525,000
October 2005	113.00	103.50	4,100,000
September 2005	113.00	107.06	4,822,000
August 2005	109.65	105.01	1,134,000
July 2005	109.95	104.07	2,287,000
June 2005	109.99	104.28	4,132,000
May 2005	107.00	101.91	1,644,000
April 2005	105.99	102.00	2,337,000
March 2005	111.00	100.00	6,372,000
February 2005	108.50	103.01	4,085,000
January 2005	105.00	102.87	1,839,000
December 2004	104.98	100.50	8,410,000
November 2004	104.00	100.50	5,141,000
October 2004	101.00	99.60	4,679,000
September 2004	99.95	97.00	6,812,000

Cominar and Alexis Nihon announced the entry into the Combination Agreement on December 4, 2006. The closing price of the Alexis Nihon Units and Cominar Units on the TSX on December 1, 2006, the last day on which the Alexis Nihon Units and the Cominar Units traded prior to the announcement, were $14.89 and $22.76,

64

respectively. The volume-weighted average closing price of the Cominar and Alexis Nihon Units on the TSX for the 20 trading days preceding the date of the announcement of the execution of the Combination Agreement was $22.14 and $14.23, respectively.

18. Auditors, Transfer Agent and Registrar

The auditors of Cominar are Ernst & Young LLP, Chartered Accountants, 150, boul. René-Lévesque Est, Suite 1200, Quebec City, Québec G1R 6C6.

The transfer agent and registrar for the Cominar Units is Computershare Trust Company of Canada at its principal office in Montreal, 1500 University Street, Suite 700, Montreal, Québec H3A 3S8.

19. Depositary

Cominar has engaged the Depositary for payment and for the receipt of Letters of Transmittal and related documentation deposited under the Cash Offer, each as described in Section 3, "Manner of Acceptance" in the Cash Offer. The Depositary will receive reasonable and customary compensation from Cominar for its services in connection with the Cash Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

No other person, and no broker, dealer, bank or trust company, including the Depositary, nor Alexis Nihon, shall be deemed to be the agent of Cominar or the Depositary for the purposes of the Cash Offer.

20. Soliciting Dealer

National Bank Financial has been engaged to act as Dealer Manager in connection with the solicitation of proxies for the Exchange Resolution and, indirectly, the Cash Offer. The Dealer Manager has also undertaken to form a soliciting dealer group comprising members of the Investment Dealers Association of Canada and participating organizations of the TSX to solicit proxies. A member of the soliciting dealer group including the Dealer Manager is referred to herein as "Soliciting Dealer". The Soliciting Dealer will be paid a fee of $0.125 for each proxy deposited in favour of the Exchange Resolution through such Soliciting Dealer subject to a minimum of $90 and a maximum of $1,500 per beneficial owner. No additional fee will be received in connection with tenders to the Cash Offer.

The Dealer Manager will be reimbursed for certain out-of-pocket expenses, including reasonable fees of legal counsel and be indemnified against certain liabilities and expenses in connection with the solicitation. Investment advisors or registered representatives employed by the Soliciting Dealers may solicit their own clients to deposit proxies in favour of the Exchange Resolution. Soliciting Dealers may pay an investment advisor or registered representative a portion of the solicitation fee for each proxy deposited in favour of the Exchange Resolution by clients of, or served by, an investment advisor or registered representative.

21. Certain Canadian Federal Income Tax Considerations

In the opinion of Davies Ward Phillips & Vineberg LLP (**"Counsel"**), the following is a summary of the principal Canadian federal income tax considerations generally applicable to an Alexis Nihon Unitholder who (i) disposes of Alexis Nihon Units to Cominar in exchange for cash pursuant to the Cash Offer, (ii) disposes of Alexis Nihon Units to Alexis Nihon in exchange for cash, pursuant to the Pre-Exchange Unit Redemption; or (iii) disposes of Alexis Nihon Units to Alexis Nihon in exchange for Cominar Units pursuant to the Exchange. This summary assumes that, for purposes of the Tax Act, the Alexis Nihon Unitholder is resident in Canada, holds Alexis Nihon Units and will hold Cominar Units received in exchange therefor as capital property, and deals at arm's length and is not affiliated with Alexis Nihon or Cominar.

Generally, Alexis Nihon Units and Cominar Units will be considered to be capital property to a holder provided that the holder does not hold the Alexis Nihon Units and Cominar Units in the course of carrying on a business and has not acquired the Units in one or more transactions considered to be an adventure or concern in the nature of trade. Certain holders who might not otherwise be considered to hold their Alexis Nihon Units and Cominar Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such holders should consult their own tax advisors regarding their particular circumstances.

For the purposes of this summary, Counsel has relied upon representations and warranties in the Combination Agreement that each of Alexis Nihon and Cominar qualifies as a "mutual fund trust" as defined in the Tax Act. Cominar has advised counsel that Cominar expects to continue to so qualify. This summary assumes that Alexis Nihon and Cominar will continue to so qualify, and that they will at all times comply with their respective Contracts of Trust. A condition for the completion of the Cash Offer and the Exchange is the receipt by Cominar from Alexis Nihon and by Alexis Nihon from Cominar of a certificate ("**Certificates**") on this issue.

This summary is not applicable to: (i) a holder that is a "financial institution" (for the purposes of the "mark-to-market" rules), (ii) a holder that is a "specified financial institution", (iii) a holder that is not resident in Canada for purposes of the Tax Act, or (iv) a holder of an interest for which it would be a "tax shelter investment" (all as defined in the Tax Act). Any such holder should consult his or her owns tax advisor with regard to its income tax consequences.

This summary is of general nature only and is based upon the facts set out herein and in the Certificates, the current provisions of the Tax Act, all specific proposal to amend the Tax Act and Regulations publicly announced by the Minister of Finance (Canada) (including letters issued by the Department of Finance indicating that the said Department will recommend to the Minister of Finance that the Tax Act be amended, commonly referred to as comfort letters) prior to the date hereof (the "**Proposed Amendments**"), and Counsel's understanding of the current published administrative policies of the Canada Revenue Agency ("**CRA**"). There can be no assurance that the Proposed Amendments will be implemented in their current form or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in the law whether by legislative, governmental or judicial action or decision, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed in this Cominar Circular. There can be no assurances that the CRA will not change its administrative policies.

This summary is not exhaustive of all possible Canadian federal tax considerations applicable to the Cash Offer, the Pre-Exchange Unit Redemption, the Exchange, and the acquisition, holding and disposition of Alexis Nihon Units and Cominar Units. No advance income tax ruling has been obtained from the CRA to confirm the tax consequences described herein. Furthermore, the income and other tax consequences of acquiring, holding or disposing of Alexis Nihon Units and Cominar Units will vary depending on the holder's particular circumstances, including the province or provinces in which the holder resides or carries on business. Accordingly, this summary is of a general nature only and is not intended to be legal or tax advice to any holder or prospective holder. Investors should consult their own tax advisors with respect to the tax consequences of the acquiring, holding or disposing of Alexis Nihon and Cominar Units based on their particular circumstances.

Disposition of Alexis Nihon Units pursuant to the Cash Offer

In general, a disposition of Alexis Nihon Units pursuant to the Cash Offer in exchange for cash will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Alexis Nihon Units, net of any costs of disposition, exceed (or are less than) the adjusted cost base of the Alexis Nihon Units to the Alexis Nihon Unitholder immediately prior to the disposition. The proceeds of disposition of the Alexis Nihon Units will be equal to the amount of cash paid by Cominar for the Alexis Nihon Units.

One-half of any capital gain resulting from the disposition will be required to be included in computing income under the Tax Act and, subject to the detailed rules in the Tax Act, one-half of any capital loss resulting from the disposition may be deducted against taxable capital gains. Where a corporation owns Alexis Nihon Units, the amount of any capital loss arising on the disposition of the Alexis Nihon Units may be reduced by the amount of dividends that had been allocated by Alexis Nihon to the Alexis Nihon Unitholder to the extent and under the circumstances described in the Income Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Alexis Nihon Units or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns Alexis Nihon Units. Alexis Nihon Unitholders to whom these rules may be relevant should consult their own tax advisors.

Capital gains realized by an individual (including certain trusts) may give rise to a liability for minimum tax.

An Alexis Nihon Unitholder which is a Canadian-controlled private corporation (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔ % on certain investment income, including taxable capital gains resulting from the disposition of Alexis Nihon Units.

Disposition of Alexis Nihon Units pursuant to the Pre-Exchange Unit Redemption

A redemption of Alexis Nihon Units in consideration for cash pursuant to the Pre-Exchange Unit Redemption will be a disposition of such Alexis Nihon Units for proceeds of disposition equal to the cash paid upon such redemption less any capital gain and income realized by Alexis Nihon which has been designated by Alexis Nihon to the Alexis Nihon Unitholder in connection with the repurchase of those Alexis Nihon Units. Where income or a capital gain realized by Alexis Nihon has been designated by Alexis Nihon to a redeeming Alexis Nihon Unitholder in connection with or as a result of the redemption of Alexis Nihon Units, the Alexis Nihon Unitholder will be required to include in income the income or taxable portion of the capital gain so designated. Redeeming Alexis Nihon Unitholders will consequently realize a capital gain (or capital loss), depending upon whether the said proceeds of disposition received exceed (or are less than) the aggregate of the adjusted cost base of the Alexis Nihon Units so redeemed and any reasonable costs of disposition. Where a corporation owns Alexis Nihon Units, the amount of any capital loss arising on the disposition of the Alexis Nihon Units may be reduced by the amount of dividends that had been allocated by Alexis Nihon to the Alexis Nihon Unitholder to the extent and under the circumstances described in the Income Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Alexis Nihon Units or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns Alexis Nihon Units. Alexis Nihon Unitholders to whom these rules may be relevant should consult their own tax advisors.

Capital gains realized by an individual (including certain trusts) may give rise to a liability for minimum tax.

An Alexis Nihon Unitholder which is a Canadian-controlled private corporation (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔ % on certain investment income, including taxable capital gains resulting from the disposition of Alexis Nihon Units.

Transfer of Alexis Nihon Assets to Cominar pursuant to the Exchange

The Exchange will constitute a "qualifying exchange" as defined in section 132.2 of the Tax Act, thereby allowing the Alexis Nihon Assets to be transferred to Cominar for proceeds of disposition equal to the tax cost of such assets. In such circumstance, there should be no taxable income to Alexis Nihon arising from the transfer. Alternatively, the transfer may be organized so as to create income in Alexis Nihon that: (i) can be offset by the amount of any unused or latent losses or available deductions of Alexis Nihon, including the deduction, allocation and designation of the taxable capital gains to Alexis Nihon Unitholders who have their units redeemed for cash pursuant to the Pre-Exchange Unit Redemption (and in which case such Unitholders proceeds of disposition would be reduced by a corresponding amount of the capital gain allocated to them by Alexis Nihon); or (ii) gives rise to a tax that will be offset by any available capital gains refund to which Alexis Nihon may become entitled. Again, in such circumstances, there should be no net taxes payable by Alexis Nihon under Part I of the Tax Act arising from the transfer. Cominar has advised Counsel that the transfer of assets from Alexis Nihon to Cominar will be organized so that it occurs on one of the foregoing bases. Since none of these alternatives result in any net taxes to Alexis Nihon, there should be no need to make any distributions to the Alexis Nihon Unitholders as a result of the transfer.

The current taxation year of Alexis Nihon (and of Cominar) will be deemed to end following the transfer of the Alexis Nihon Assets to Cominar, giving rise to a short taxation year for Alexis Nihon (as well as for Cominar). Immediately before the take-up of the Alexis Nihon Units under the Cash Offer, Alexis Nihon is expected to pay a special distribution to Alexis Nihon Unitholders equal to the unpaid portion of its usual monthly distributions for the period from the prior distribution to the Closing Date based on days elapsed but, in any event, will pay out an amount at least equal to its *bona fide* estimated undistributed taxable income for the period ending on the Closing Date. Cominar is expected to make a similar special distribution to Cominar Unitholders. The tax treatment to Alexis Nihon Unitholders of these special distributions by Alexis Nihon will be similar to that applicable to other distributions that have been paid or payable by Alexis Nihon to them. These special distributions should ensure that Alexis Nihon will not be subject to income tax under the Tax Act for this short taxation year.

Disposition of Alexis Nihon Units by Alexis Nihon Unitholders pursuant to the Exchange

As noted above, the Exchange will constitute a "qualifying exchange" as defined in section 132.2 of the Tax Act. Accordingly, where an Alexis Nihon Unitholder disposes of Alexis Nihon Units to Alexis Nihon pursuant to the Exchange in exchange for Cominar Units, the Alexis Nihon Unitholder's proceeds of disposition for the Alexis Nihon Units disposed of, and the cost to the Alexis Nihon Unitholder of the Cominar Units received in exchange therefor, will be deemed to be equal to the adjusted cost base to the Alexis Nihon Unitholder of the Alexis Nihon Units immediately prior to their disposition (which adjusted cost base will take into account any reductions resulting from the special distributions to be made by Alexis Nihon described above). For the purpose of determining the adjusted cost base of the Cominar Units acquired by an Alexis Nihon Unitholder on such exchange, the cost of such Cominar Units (including any fraction of a Cominar Unit) will be determined by averaging their cost with the adjusted cost base of all other Cominar Units held as capital property by such Alexis Nihon Unitholder immediately before the exchange.

Alexis Nihon will not realize a gain or loss on the transfer of the Cominar Units to the Alexis Nihon Unitholders on the redemption or retraction of Alexis Nihon Units.

Holding and Disposing of Cominar Units Received in Exchange for Alexis Nihon Units

Subsequent to the exchange of Alexis Nihon Units for Cominar Units pursuant to the Cash Offer or the Exchange, a former Alexis Nihon Unitholder will be subject to taxation as a Cominar Unitholder. The tax treatment to the former Alexis Nihon Unitholder will be substantially the same as the tax treatment to which the former Alexis Nihon Unitholder was subject as an Alexis Nihon Unitholder. This tax treatment is outlined below.

Taxation of Cominar

Cominar is generally subject to income tax each year on the amount of its income and net taxable capital gains for that year less the portion thereof that it deducts in respect of amounts paid or payable, or deemed to be paid or payable, to Cominar Unitholders in the year. An amount will be considered to be payable in a taxation year if it is paid to the Cominar Unitholder in the year by Cominar or if the Cominar Unitholder is entitled in the year to enforce payment of the amount. The Cominar Contract of Trust provides, in general, that distributions for any year shall not be less than the amount necessary to ensure that Cominar will not be liable for tax under the Tax Act in that year.

Losses incurred by Cominar, if any, cannot be allocated to Cominar Unitholders but may be deducted by Cominar in future years in accordance with the Tax Act.

The Tax Act provides for a special tax under part XII.2 of the Tax Act on the designated income (including income from Canadian real property) of certain trusts which have designated beneficiaries (including non-resident persons and certain tax-exempt persons). This special tax does not apply to a trust for a taxation year if the trust is a mutual fund trust throughout such year. Accordingly, provided Cominar qualifies as a "mutual fund trust" throughout a taxation year, it will not be subject to this special tax for such taxation year.

Holding Cominar Units

A Cominar Unitholder is generally required to include in computing income for tax purposes in each year the portion of the amount of income and net realized taxable capital gains, if any, paid or payable, or deemed to be paid or payable, to the Cominar Unitholder in the year, whether such amount is received in cash or in additional Cominar Units, or as amounts which are reinvested in additional Cominar Units pursuant to the DRIP. The Cominar Contract of Trust requires Cominar to claim the maximum amount of capital cost allowance allowable to it in computing its income for tax purposes and any such amount claimed by Cominar in a taxation year will reduce the portion of any amount distributed by Cominar to Cominar Unitholders which would otherwise be required to be included in the income of Cominar Unitholders. Distributions in excess of the amount of income and net realized taxable capital gains of Cominar, including any additional bonus distribution of Cominar Units acquired pursuant to the DRIP, will not be included in computing the income of the Cominar Unitholders for tax purposes. A Cominar Unitholder is required to reduce the adjusted cost base of its Cominar Units by the portion of any amount paid or payable to such Cominar Unitholder by Cominar that was not included in computing the Cominar Unitholder's income (other than the non-taxable portion of most capital gains distributed by Cominar, the taxable portion of which was designated by Cominar in respect of Cominar Unitholders) and will realize a capital gain to the extent that the adjusted cost base of the Cominar Unitholder's Cominar Units would otherwise be a negative amount.

Cominar has advised Counsel that Cominar will designate as capital gains, to the extent permitted by the Tax Act, such portion of the net income distributed to Cominar Unitholders as may reasonably be considered to consist of net realized taxable capital gains of Cominar. Any such designated amount will be deemed for tax purposes to be received by such Cominar Unitholders in the year as a taxable capital gain.

Provided that appropriate designations are made by Cominar, such portions of its net realized taxable capital gains paid or payable, or deemed to be paid or payable to a Cominar Unitholder will effectively retain its character and be treated as such in the hands of the Cominar Unitholder for the purposes of the Tax Act. To the extent that amounts are designated as having been paid out of the net realized taxable capital gains of Cominar, such designated amounts will be deemed for tax purposes to be received by Cominar Unitholders in the year as a taxable capital gain and will be subject to the general rules relating to the taxation of capital gains. To the extent that amounts are designated as having been paid to Cominar Unitholders out of taxable dividends received or deemed received on shares of taxable Canadian corporations, the normal gross-up and dividend tax credit rules will apply to individuals, the deduction in computing taxable income will be available to corporations, and the refundable tax under Part IV of the Tax Act will be payable by Unitholders that are private corporations and certain other corporations controlled directly or indirectly by or for the benefit of an individual or a related group of individuals. A Cominar Unitholder which is a Canadian-controlled private corporation (as defined in the Tax Act) may also be liable to pay an additional refundable tax of 6⅔ % on certain investment income, including taxable capital gains. Cominar Unitholders should consult their own tax advisors for advice with respect to the potential application of these provisions.

The cost of Cominar Units acquired by reinvestment of distributions pursuant to the DRIP will be the amount of such reinvestment. There will be no net increase or decrease in the adjusted cost base of all of a Cominar Unitholder's Units as a result of the receipt of Bonus Units under the DRIP. However, the receipt of Bonus Units under the DRIP will result in a per Cominar Unit reduction of adjusted cost base to the Cominar Unitholder.

For the purposes of determining the adjusted cost base to a Cominar Unitholder, when a Cominar Unit is acquired, whether as a Cominar Unit acquired pursuant to the DRIP or otherwise, the cost of the newly-acquired Cominar Unit will be averaged with the adjusted cost base of all of the Cominar Units owned by the Cominar Unitholder as capital property immediately before that time.

Under draft legislation released on June 29, 2006, certain taxable dividends received by individuals from a corporation resident in Canada will be eligible for an enhanced dividend tax credit to the extent certain conditions are met and designations are made, such as the dividend being sourced out of income that is subject to tax at the general corporate income tax rate and does not give rise to a dividend refund to the payer. This could apply to distributions made by Cominar that have as their sources eligible taxable dividends received from a corporation resident in Canada, to the extent Cominar makes the appropriate designation to have such eligible taxable dividend deemed received by the Cominar Unitholder and provided that the corporate dividend payer makes the required designation to treat such taxable dividend as an eligible dividend.

The above amounts (including eligible dividends) will also generally be taken into account in determining the liability, if any, of a Unitholder that is an individual (or certain trusts) for alternative minimum tax under the Tax Act.

Disposition of Cominar Units

In general, a disposition or deemed disposition of Cominar Units by a Cominar Unitholder (including a disposition by Cominar's transfer agent on behalf of a Cominar Unitholder of a fraction of a Cominar Unit) will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Cominar Units, net of any costs of disposition, exceed (or are less than) the adjusted cost base of the Cominar Units to such Cominar Unitholder. One-half of any capital gain will be required to be included in computing income under the Tax Act and, subject to the detailed rules in the Tax Act, one-half of any capital loss may be deducted against taxable capital gains. Capital gains realized by an individual (or certain trusts) may give rise to a liability for minimum tax.

Where a corporation owns Cominar Units, the amount of any capital loss arising on the disposition of Cominar Units may be reduced by the amount of dividends allocated by Cominar to the Cominar Unitholder to the extent and under the circumstances described in the Income Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Cominar Units or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns Cominar Units. Cominar Unitholders to whom these rules may be relevant should consult their own tax advisors.

A Cominar Unitholder which is a Canadian-controlled private corporation (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔ % on certain investment income, including taxable capital gains resulting from the disposition of Cominar Units.

Eligibility for Investment

Provided Cominar qualifies as a mutual fund trust under the Tax Act, Cominar Units will be, at the time of acquisition pursuant to the Cash Offer or the Exchange, qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (other than a trust governed by a deferred profit sharing plan to which contributions are made by Cominar or a corporation with which Cominar does not deal at arm's length within the meaning of the Tax Act), or registered education savings plans.

The Canadian federal income tax consequences set forth above are for general information only. Alexis Nihon Unitholders (including any Alexis Nihon Unitholders who are not resident in Canada, including those resident in the United States) are urged to consult their own tax advisors to determine the particular tax effects to them of the Cash Offer, Pre-Exchange Unit Redemption or the Exchange (as applicable).

Non-Residents of Canada

Persons not resident in Canada should be aware that the transactions described herein may result in tax consequences for them in the United States, other foreign jurisdictions and/or in Canada. Such consequences are not described herein. Each holder of Alexis Nihon Units who is not a resident of Canada should consult his or her own tax advisor concerning the tax effects of the Cash Offer, Pre-Exchange Unit Redemption and/or his or her Exchange of Alexis Nihon Units as there may be negative Canadian tax implications, including in respect of the Pre-Exchange Unit Redemption a special 15% tax under Part XIII.2 of the Tax Act on any amounts paid by Alexis Nihon which are not otherwise subject to tax in Canada and Alexis Nihon will withhold such tax.

Legislative Proposals

On September 8, 2005, the Department of Finance released a consultation paper on tax and other issues related to publicly listed flow-through entities such as income trusts and limited partnerships and invited interested parties to make submissions prior to December 31, 2005. On September 19, 2005, the Minister of Finance (Canada) announced that the CRA would postpone providing advance tax rulings respecting flow-through entity structures pending these consultations. On November 23, 2005, the Minister of Finance announced the end of this consultation process and no legislative amendments were proposed to change the taxation of income trusts. Instead, the Minister of Finance tabled a Notice of Ways and Means Motion to enhance the dividend gross-up and tax credit mechanism applicable to dividends paid after 2005. In addition, the CRA announced it would resume providing advance tax rulings in respect of flow-through entity structures.

On October 31, 2006, the Minister of Finance announced measures which essentially prevent the creation of new income trusts or publicly traded flow through entities (defined as "Specified Investment Flow-Through" entities or SIFTs), and subject Grandfathered SIFTs to a new regime commencing 2011. Under these proposals, in 2011 a trust that is a Grandfathered SIFT will not be permitted to deduct, in computing its income for tax purposes, certain amounts that would otherwise be deductible. However, the Grandfathered SIFT will not pay tax on those amounts at the full tax rate that normally applies to undistributed trust income. Instead a special rate, based on the federal-provincial corporate income tax rate which in 2011 is expected to be 31.5%, will apply to the Grandfathered SIFT trust to the extent of its non-deductible distributions. As well, those amounts will be treated in the hands of the SIFT trust's beneficiaries as taxable dividends paid by a taxable Canadian corporation.

The SIFT Proposals provide that while there is now no intention by the Minister of Finance to prevent Grandfathered SIFTs from normal growth prior to 2011, any undue expansion of a specific Grandfathered SIFT (such as might be attempted through the insertion of a disproportionately large amount of capital) could cause this position to be revisited and thus the grandfathering to be lost for that SIFT. The result of this would be that the new special tax would commence to apply immediately to that SIFT and thus not be deferred until 2011. On December 15, 2006, the Minister of Finance released the Expansion Guidelines on what would exceed normal growth and thus constitute undue expansion, specifying that the merger of two or more Grandfathered SIFTs each of which was publicly-traded on October 31, 2006, or a reorganization of such a Grandfathered SIFT, would not be considered growth to the extent that there is no net addition to equity as a result of the merger or reorganization. Based on the wording of the Expansion Guidelines, it would appear that the proposed combination of Cominar and Alexis Nihon would meet these criteria, and thus not be considered growth for the purposes of the undue expansion rules. No assurance of this however can be given as no Notice of Ways and Means Motion to introduce the detailed legislation has yet been introduced to the House of Commons.

The future growth of Cominar, may, to the extent that it does not qualify for the REIT Exception as described below, be limited in order for it to meet the aforesaid guidelines and thus not lose its grandfathered status. The Expansion Guidelines provide that the Department of Finance will not recommend any change to the status of a Grandfathered SIFT whose equity capital grows as a result of issuances of new equity, in any of the intervening periods described below, by an amount that does not exceed the greater of $50 million and an objective "safe harbour" described below.

The safe harbour amount will be measured by reference to a SIFT's market capitalization as of the end of trading on October 31, 2006. Market capitalization is to be measured in terms of the value of a SIFT's issued and outstanding publicly-traded units. For this purpose, it would not include debt (whether or not that debt carried a conversion right or was itself publicly-traded), options or other interests that were convertible into units of the SIFT. For the period from November 1, 2006 to the end of 2007, a SIFT's safe harbour will be 40 percent of that October 31, 2006 benchmark. A SIFT's safe harbour for each of the 2008 through 2010 calendar years will be 20 percent of that benchmark, together allowing growth of up to 100 percent over the four-year transition period. The annual safe harbour amounts are cumulative: for example, a SIFT that issues no new equity in 2007 will as a result enjoy a greater safe harbour amount in 2008. The $50 million amounts, in contrast, are not cumulative. New equity for these purposes includes units and debt that is convertible into units; if attempts are made to develop other such substitutes for equity, those may be included as well. Replacing debt that was outstanding as of October 31, 2006 with new equity, whether through a debenture conversion or otherwise, will not be considered growth for these purposes. New, non-convertible debt can also be issued without affecting the safe harbour; however, the replacement of that new debt with equity will be counted as growth.

There can be no assurance that any other additions to the capital or assets of Cominar will not, alone or in combination with each other, constitute an undue expansion under the SIFT Proposals and as permitted under the Expansion Guidelines.

Certain trusts that would otherwise be SIFTs will be excluded from the SIFT definition. These are trusts (commonly known as real estate investment trusts or REITs) that meet a series of conditions relating to the nature of their income and investments. To benefit from the REIT Exception for a given taxation year, a trust must:

(a) At no time in the year hold any non-portfolio property other than real properties situated in Canada;

(b) Have as not less than 95% of the trust's income for the year income from properties (whether in Canada or abroad, and including dividends, interest, rents, etc. and taxable capital gains from dispositions of real properties);

(c) Have as not less than 75% of the trust's income for the year income that is directly or indirectly attributable to rents from, mortgages on, or gains from the disposition of, real properties situated in Canada; and

(d) Hold throughout the year real properties situated in Canada, cash, and debt or other obligations of Governments in Canada (including Crown corporations) with a total fair market value that is not less than 75% of the trust's equity value.

For these purposes, "real property situated in Canada" will include securities issued by any entity that itself satisfies the above conditions. A REIT can thus hold its Canadian real properties either directly or through intermediary entities. "Real property situated in Canada" will not, however, include any depreciable property the capital cost allowance rate for which is greater than 5%.

Non-portfolio properties will include certain investments in a "subject entity". The main kinds of subject entity will be corporations resident in Canada, trusts resident in Canada, and partnerships that meet one or more residence-like criteria. Non-resident corporations and trusts, and partnerships that otherwise would not meet this definition, may also be subject entities if their principal source of income is in Canada.

A trust's interest in a subject entity will be a non-portfolio property if that investment meets either (or both) of the following tests:

(a) The trust holds a significant portion of the subject entity's value: The trust holds securities of the entity that have a total fair market value that is greater than 10 percent of the entity's "equity value". For this purpose an entity's equity value is the fair market value of all of the issued and outstanding shares or interests in the entity; and

(b) Most of the trust's value is attributable to the subject entity: The trust holds securities of the entity that, together with all of the securities that the trust holds of entities affiliated with the entity, have a total fair market value that is greater than 50 percent of the equity value of the trust itself.

Securities of an entity are to be viewed very broadly. They can be expected to include not only equity investments in the entity (such as shares or units) but also debts and other liabilities owing by the entity, rights to revenue or income, and options to acquire anything that would be a security of the entity. The Minister of Finance has indicated that provided adequate safeguards against abuse can be implemented, an exception may be made for liabilities and other obligations that arise in the normal course of the entity's business, such as trade payables. Any other property owned by the trust will be a non-portfolio property if the trust (or a person or partnership with which it does not deal at arm's length) uses the property in carrying on a business in Canada.

Due to the fact that some of the assets of Alexis Nihon that are being acquired under the Exchange may not meet the aforesaid conditions, as well as other factors, before 2011 Cominar may as a result be required to modify its operations, dispose of assets or reorganize to meet the conditions to be excluded from the SIFT rules.

22. Acceptance of Cash Offer

Except as set forth in Section 2, "Purpose of the Cash Offer, the Pre-Exchange Unit Redemption and the Exchange — Lock-up Agreement and Other Arrangements" in this Cominar Circular, Cominar has no knowledge regarding whether any Alexis Nihon Unitholders will accept the Cash Offer or vote in favour of the Exchange.

23. Expenses of the Combination

Cominar estimates that, if it completes all of the transactions contemplated pursuant to the Combination Agreement, the total amount required to pay the expenses of Cominar in connection with the Combination will be approximately $13 million. Alexis Nihon will also incur expenses.

24. Financing Arrangements

Cominar has entered into a commitment letter (the "**Financing Commitment**") with a Canadian chartered bank (the "**Lender**"), which was arranged by National Bank Financial, for credit facilities (the "**Credit Facilities**") to fund the cash consideration and related costs required in connection with the Combination. As of the Closing Date, it is anticipated that approximately $140.5 million will be drawn under a twelve-month unsecured non-revolving bridge facility forming part of the Credit Facilities.

The obligation of the Lender to make advances under the Credit Facilities is subject to usual conditions precedent for credit facilities of this nature. Amounts outstanding under the Credit Facilities will bear interest at varying rates depending upon, among other things, the facility and timing. Amounts may be advanced, at the election of the borrower, as either: (i) prime rate advances at interest rates varying between the prime rate plus 0.25% to 5.5%; or (ii) bankers' acceptances utilizations at varying rates equal to the applicable bankers' acceptances rate plus 1.75% to 6.5%. Principal amounts outstanding under the Credit Facilities may be repaid or prepaid at any time without penalty or bonus, subject to normal breakage costs. An interest rate of 9.4% on the aforesaid borrowings in the amount of approximately $140.5 million has been assumed by management of Cominar.

Within one year following completion of the Combination, Cominar intends to replace this bridge acquisition facility with fixed interest rate mortgage financing secured by various Cominar properties or other securities.

Certain of the Credit Facilities will be secured and will contain covenants, events of default and other terms customary for credit facilities of this nature, including certain restrictions on the disposition of Cominar properties, the further incurring of liens on its property, assets and undertakings and on the incurring of additional indebtedness.

Conditions precedent to the financing covenants which are typical in real estate financings, such as the quantity of security, the provision of customary legal opinions and the obtaining of all required consents. There is no due diligence condition precedent.

25. Legal Matters and Legal Proceedings

Certain legal matters relating to the Cash Offer and the Exchange (including the issuance of Cominar Units offered hereby) will be passed upon on behalf of Cominar by Davies Ward Phillips & Vineberg LLP.

26. Documents Incorporated by Reference

The following documents of Cominar filed with the securities commission or similar authority in each of the provinces of Canada are specifically incorporated by reference into and form an integral part of this Cominar Circular:

(a) the annual information form of Cominar dated March 31, 2006 (the "**Cominar AIF**");

(b) the audited annual financial statements, together with the accompanying report of the auditors, for the fiscal years ended December 31, 2004 and 2005 of Cominar;

(c) the unaudited interim financial statements of Cominar for the period ended September 30, 2006

(d) management's discussion and analysis of financial condition and results of operations of Cominar for the fiscal year ended December 31, 2005;

(e) management's discussion and analysis of financial condition and results of operations of Cominar for the period ended September 30, 2006; and

(f) the material change report of Cominar dated December 6, 2006 relating to the Cash Offer and the Exchange.

The following documents of Alexis Nihon filed with the securities commission or similar authority in each of the provinces of Canada are specifically incorporated by reference into and form an integral part of this Cominar Circular:

(a) the annual information form of Alexis Nihon dated March 29, 2006;

(b) the audited annual financial statements of Alexis Nihon for the fiscal years ended December 31, 2004 and 2005, including the auditor's reports thereon;

(c) the unaudited interim financial statements of Alexis Nihon for the period ended September 30, 2006;

(d) management's discussion and analysis of financial conditions and results of operations of Alexis Nihon for the fiscal year ended December 31, 2005;

(e) management's discussion and analysis of financial conditions and results of operations of Alexis Nihon for the period ended September 30, 2006; and

(f) the material change reports of Alexis Nihon dated December 6, 2006 (relating to the Cash Offer and the Exchange) and December 8, 2006 (relating to the appointment of Robert A. Nihon as Executive Chairman of Alexis Nihon and the resignation of Senator Paul J. Massicotte as an Alexis Nihon Trustee and as Chief Executive Officer of Alexis Nihon).

Any material change reports (except confidential material change reports), financial statements and information circulars filed by Cominar or Alexis Nihon after the date of the Cash Offer and this Cominar Circular and before the Expiry Date are deemed to be incorporated by reference in the Cominar Circular.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of the Cash Offer and the Cominar Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or

superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Cash Offer and the Cominar Circular.

27. Interest of Experts

As at the date hereof, to the knowledge of the Cominar Trustees, the partners and associates of Davies Ward Phillips & Vineberg LLP beneficially own, directly or indirectly, less than 1% of the outstanding Cominar Units.

28. Statutory Rights

Securities legislation in certain of the provinces of Canada provide Alexis Nihon Unitholders with, in addition to any other rights that they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to Alexis Nihon Unitholders. However, such rights must be exercised within prescribed time limits. Alexis Nihon Unitholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

29. Additional Information

Information has been incorporated by reference in the Cash Offer and this Cominar Circular (including the Schedules attached hereto) from documents filed with the Canadian securities regulatory authorities. Copies of the documents incorporated herein by reference may be obtained without charge from the Secretary of Cominar at 455 du Marais Street, Quebec City, Québec G1M 3A2 (telephone: (418) 681-8151).

APPROVAL AND CERTIFICATE OF COMINAR

Dated: December 20, 2006

The contents of the Cash Offer and this Cominar Circular have been approved by, and the sending, communication or delivery hereof to the Unitholders of Alexis Nihon Real Estate Investment Trust has been authorized by the board of trustees of Cominar Real Estate Investment Trust.

The foregoing, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made as required by the securities legislation of all of the provinces of Canada. For the purpose of the Province of Québec, the Cash Offer and this Cominar Circular, together with documents incorporated herein by reference and as supplemented by the permanent information record, contain no misrepresentation that is likely to affect the value or the market price of the securities that are the subject of the Cash Offer.

COMINAR REAL ESTATE INVESTMENT TRUST

(signed) Michel Dallaire
President and Chief Executive Officer

(signed) Michel Berthelot
Executive Vice President and
Chief Financial Officer

On behalf of the Board of Trustees

(signed) Robert Després
Trustee

(signed) Ghislaine Laberge
Trustee

75

AUDITORS' CONSENT

We have read the Cominar Real Estate Investment Trust Circular in Connection with the Cash Offer ("Circular"), dated December 20, 2006, relating to the Cash Offer, the Pre-Exchange Unit Redemption and the Exchange that form the principal parts of the proposed transactions pursuant to which Cominar Real Estate Investment Trust ("Cominar") proposes to acquire all of the Alexis Nihon Real Estate Investment Trust ("Alexis Nihon") Units. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Circular of our report to the Unitholders of Cominar on the consolidated balance sheets of Cominar as at December 31, 2005 and 2004, and the consolidated statements of unitholders' equity, income and cash flows for each of the years in the two-year period ended December 31, 2005. Our report is dated January 27, 2006 [except as to note 19 which is as of January 30, 2006].

(signed) **Ernst & Young LLP**
CHARTERED ACCOUNTANTS

Quebec City, Canada
December 20, 2006

AUDITORS' CONSENT

We have read the Cominar Real Estate Investment Trust Circular in Connection with the Cash Offer ("Circular"), dated December 20, 2006, relating to the Cash Offer, the Pre-Exchange Unit Redemption and the Exchange that form the principal parts of the proposed transactions pursuant to which Cominar Real Estate Investment Trust proposes to acquire all of the Alexis Nihon Real Estate Investment Trust ("Alexis Nihon") Units. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Circular of our report to the Unitholders of Alexis Nihon on the consolidated balance sheets of Alexis Nihon as at December 31, 2005 and 2004 and the consolidated statements of unitholder's equity, of income, and cash flows, for each of the years ended December 31, 2005 and 2004. Our report is dated February 3, 2006.

(signed) **RSM Richter LLP**
CHARTERED ACCOUNTANTS

Montreal, Québec
December 20, 2006

CONSENT OF COUNSEL

To: The trustees of Cominar Real Estate Investment Trust

WE HEREBY CONSENT to the reference to our opinion contained under "Certain Canadian Federal Income Tax Considerations" in the take-over bid circular dated December 20, 2006 relating to the Cash Offer by Cominar Real Estate Investment Trust to purchase all of the units of Alexis Nihon Real Estate Investment Trust.

DATED at Montreal, Québec this 20th day of December, 2006.

(signed) **Davies Ward Phillips & Vineberg LLP**

77


REAL ESTATE INVESTMENT TRUST

TRUSTEES' CIRCULAR

OF

ALEXIS NIHON REAL ESTATE INVESTMENT TRUST

REGARDING

THE CASH OFFER MADE BY

COMINAR REAL ESTATE INVESTMENT TRUST

FOR UNITS OF

ALEXIS NIHON REAL ESTATE INVESTMENT TRUST

TO ALL ALEXIS NIHON UNITHOLDERS

December 20, 2006

TRUSTEES' CIRCULAR

Appendix "B" – CIBC World Markets Inc. Fairness Opinions appended hereto is incorporated into and forms part of this Trustees' Circular.

Certain of the information in this Trustees' Circular with respect to Cominar is based upon information provided by Cominar. Alexis Nihon and its trustees are not responsible for and assume no liability with respect to such information.

This Trustees' Circular is issued by the Alexis Nihon Board in connection with the Cash Offer made by Cominar to Alexis Nihon Unitholders to purchase any and all of the Alexis Nihon Units, upon the terms and subject to the conditions set forth in the related Cash Offer.

Subject to pro-ration and the Pre-Exchange Unit Redemption, Alexis Nihon Unitholders have a choice between (i) accepting and tendering to the Cash Offer, and (ii) receiving Cominar Units under the Exchange.

ALL ALEXIS NIHON UNITHOLDERS WHO SUPPORT THE COMBINATION (INCLUDING ALEXIS NIHON UNITHOLDERS WHO ACCEPT THE CASH OFFER) SHOULD INDICATE THEIR APPROVAL OF THE EXCHANGE RESOLUTION BY COMPLETING AND RETURNING THE FORM OF PROXY (WHICH IS PRINTED ON BLUE PAPER) PROVIDED WITH THE ALEXIS NIHON INFORMATION CIRCULAR INSTRUCTING THE PROXYHOLDER TO VOTE THEIR ALEXIS NIHON UNITS IN FAVOUR OF THE EXCHANGE RESOLUTION AT THE MEETING.

While the Expiry Time is subsequent to the date of the Meeting, all Alexis Nihon Unitholders are urged to tender their Alexis Nihon Units or deposit their Alexis Nihon Unit certificates at the same time and together with the duly completed form of proxy (which is printed on blue paper) and Letter of Transmittal (which is printed on yellow paper).

The Cash Offer

Cominar has offered, on and subject to the terms and conditions specified in the Cash Offer (including, if the Cash Offer is extended or amended, the terms and conditions of any extension or amendment), to purchase from all of the Alexis Nihon Unitholders, including Alexis Nihon Unitholders upon the conversion of the Alexis Nihon Convertible Debentures, Alexis Nihon Units for $17.00 cash per Alexis Nihon Unit, to a maximum of $127.5 million in the aggregate (7,500,000 Alexis Nihon Units without giving effect to any adjustments in accordance with the terms of the Combination Agreement) and subject to pro-ration as discussed below.

The Exchange

The Exchange involves the sale by Alexis Nihon of all or substantially all of its assets to Cominar in consideration for the issuance by Cominar to Alexis Nihon of Cominar Units on the basis of an Exchange Ratio of 0.77 of a Cominar Unit (subject to adjustment) for each issued and outstanding Alexis Nihon Unit and the assumption by Cominar of all of Alexis Nihon's liabilities (with certain agreed exceptions). All of the issued and outstanding Alexis Nihon Units (except possibly for certain Alexis Nihon Units to be held by Cominar upon completion of the Cash Offer or otherwise) will then be redeemed or retracted by Alexis Nihon whereby such Alexis Nihon Units will be transferred to Alexis Nihon in exchange for Cominar Units in accordance with the Exchange Ratio.

Pro-ration of Cash

The maximum amount of cash available under the Cash Offer to the Alexis Nihon Unitholders will be limited to $127.5 million, and in the event more than such amount is elected under the Cash Offer, then the cash payable to each former Alexis Nihon Unitholder who accepted the Cash Offer will be pro-rated according to the number of Alexis Nihon Units deposited by each such former Alexis Nihon Unitholder pursuant to the Cash Offer divided by the total number of Alexis Nihon Units deposited pursuant to the Cash Offer.

To the extent that cash is pro-rated, any Alexis Nihon Unit not so purchased for cash pursuant to the Cash Offer will be automatically withdrawn (without any further action by the depositing Alexis Nihon Unitholder) with the result that such Alexis Nihon Units will be exchanged for Cominar Units at the Exchange Ratio on a tax-deferred "rollover" basis for Canadian income tax purposes under the Exchange. See Section 21, "Certain Canadian Federal Income Tax Considerations" in the Cominar Circular.

Pre-Exchange Unit Redemption

The Pre-Exchange Unit Redemption will only apply if less than $127.5 million is elected under the Cash Offer. There is an aggregate maximum number of 17,284,777 Cominar Units (including in respect of Alexis Nihon Units issued upon conversion of the Alexis Nihon Convertible Debentures) available under the Exchange. If more than such amount is elected under the Exchange then, following completion of the Cash Offer but prior to the commencement of the Exchange, the then outstanding Alexis Nihon Units (other than Alexis Nihon Units held by Cominar or an affiliate or subsidiary of Cominar following the take-up and payment of and for Alexis Nihon Units tendered under the Cash Offer) will be redeemed on a pro rata basis by Alexis Nihon (and thus transferred to Alexis Nihon) to the extent of the difference between: (i) $127.5 million; and (ii) the actual amount of cash used to pay for Alexis Nihon Units under the Cash Offer. The consideration for such redemption shall be an amount of $17.00 per Alexis Nihon Unit payable in cash. This redemption will be a taxable disposition. See Section 21, "Certain Canadian Federal Income Tax Considerations" in the Cominar Circular.

The Cash Offer, the Pre-Exchange Unit Redemption and the Exchange, and where the context so requires, the other transactions between Cominar and Alexis Nihon contemplated by the Combination Agreement, are together referred to as the "**Combination**". For further details regarding the Combination, see Section 2, "Purpose of the Cash Offer, the Pre-Exchange Unit Redemption and the Exchange" in the Cominar Circular.

Treatment of Non-Electing Alexis Nihon Unitholders

Alexis Nihon Unitholders who fail to deposit their Alexis Nihon Units in acceptance of the Cash Offer or the Exchange, together with a Letter of Transmittal, as required under the Cash Offer or the Exchange, as the case may be, will have their Alexis Nihon Units redeemed by Alexis Nihon and thereby transferred to Alexis Nihon pursuant to the Exchange and receive Cominar Units, subject to the Pre-Exchange Unit Redemption, if applicable, which is to occur following completion of the Offer, but prior to the commencement of the Exchange.

For the reasons described below under the heading "Reasons for the Recommendation", the Alexis Nihon Trustees unanimously recommend (with Robert A. Nihon abstaining) that Alexis Nihon Unitholders vote IN FAVOUR of the Exchange Resolution and that those Alexis Nihon Unitholders who wish to sell their Alexis Nihon Units for cash on a taxable basis for Canadian income tax purposes (subject to pro-ration, if applicable) ACCEPT the Cash Offer and TENDER their Alexis Nihon Units to the Cash Offer. A tender to the Cash Offer is not a vote in favour of the Exchange Resolution.

1. Background to the Combination

In the summer of 2005, the late Jules Dallaire and Michel Dallaire contacted Senator Paul J. Massicotte, the then President and Chief Executive Officer of Alexis Nihon, regarding a possible combination of Cominar with Alexis Nihon. In the fall of 2005, Michel Dallaire and Senator Paul J. Massicotte held preliminary discussions regarding the possibility of combining Cominar with Alexis Nihon.

In January 2006, Michel Dallaire and Senator Paul J. Massicotte agreed that it would be appropriate to give serious consideration to the combination of Cominar with Alexis Nihon. On February 3, 2006, Cominar and Alexis Nihon entered into the Confidentiality and Standstill Agreement. Over the month of February 2006, following consultation with their respective Boards of Trustees, Management of Cominar with the assistance of Davies Ward Phillips & Vineberg LLP (its legal counsel) and National Bank Financial Inc. (its financial advisors), and Management of Alexis Nihon with the assistance of Fasken Martineau DuMoulin LLP (its legal counsel) and CIBC World Markets Inc. (its financial advisors) conducted due diligence and held extensive negotiations regarding a possible combination of Cominar with Alexis Nihon. Discussions were terminated in late February 2006 when Alexis Nihon advised Cominar that it did not intend to pursue a combination at such time.

On October 10, 2006, the Board of Trustees of Alexis Nihon announced that it had created a special committee to plan and oversee the search for a new chief executive officer to replace Senator Paul J. Massicotte, who had indicated his intention to retire as President and Chief Executive Officer of Alexis Nihon, citing his desire to focus on other interests, in particular his duties as a member of the Senate of Canada and his ownership of Attractions

Hippiques Québec Inc., which is expected to shortly own and manage four equestrian race tracks in the Province of Québec.

In mid-October, 2006, Michel Dallaire informally contacted Robert A. Nihon, the Chairman of the Board of Trustees of Alexis Nihon to inquire as to whether or not Alexis Nihon had an interest in engaging in discussions regarding the possible acquisition of Alexis Nihon by Cominar.

On October 23, 2006, the Board of Trustees of Alexis Nihon authorized Gérard A. Limoges to meet with Michel Dallaire to discuss the compatibility of culture, governance and similar matters, prior to engaging in discussions regarding any possible acquisition of Alexis Nihon by Cominar. Michel Dallaire and Gérard A. Limoges spoke and met on several occasions in October and early November, 2006.

On November 1, 2006, Michel Dallaire advised the board of trustees of Cominar of the informal discussions he had with Robert A. Nihon and subsequently with Gérard A. Limoges.

On November 14, 2006, the Alexis Nihon Board received the report of Gérard A. Limoges further to his discussions with Michel Dallaire and mandated Robert A. Nihon and Gérard A. Limoges to meet with Michel Dallaire to discuss the financial terms of a possible consideration.

On November 17, 2006, the Board of Trustees of Cominar authorized management of Cominar to enter into formal discussions regarding the acquisition of Alexis Nihon by Cominar.

On November 17, 2006, Michel Dallaire met with Robert A. Nihon and Gérard A. Limoges at the offices of Davies Ward Phillips & Vineberg LLP, at which time Cominar presented Alexis Nihon with a non-binding expression of interest to acquire all of the outstanding Alexis Nihon Units at $17.00 per Alexis Nihon Unit (not to exceed $127.5 million) and/or 0.77 of a Cominar Unit per Alexis Nihon Unit. On November 17, 2006, Alexis Nihon and Cominar entered into a binding exclusivity agreement expiring December 1, 2006 (which was subsequently extended to December 4, 2006).

On November 20, 2006, the Board of Trustees of Alexis Nihon created the Transaction Committee, chaired by Gérard A. Limoges and comprised of Mr. Limoges, Richard Guay, Thomas J. Leathong and Philip M. O'Brien, being all of the independent trustees of Alexis Nihon, and authorized the Transaction Committee to conduct formal discussions with Cominar regarding the proposed transaction referred to in the preceding paragraph.

From November 22, 2006 through December 3, 2006, Management of Cominar, with the assistance of Davies Ward Phillips & Vineberg LLP and National Bank Financial Inc. and Gérard A. Limoges, as chairman of the Transaction Committee, with the assistance of Fasken Martineau DuMoulin LLP and CIBC World Markets Inc. conducted bring down due diligence and held extensive negotiations regarding the proposed transaction. Concurrently therewith, Management of Cominar and Davies Ward Phillips & Vineberg LLP, also conducted negotiations with Robert A. Nihon, and his legal counsel, Gowling, Lafleur Henderson LLP, regarding the Lock-up Agreement.

Each of the Board of Trustees of Cominar and the Transaction Committee met on several occasions with their respective legal and financial advisors from November 17, 2006 through December 3, 2006, in the case of the Board of Trustees of Cominar, and from November 20, 2006 through December 3, 2006, in the case of the Transaction Committee, to review the merits of the proposed transaction and to provide commentary on the draft agreements. The Alexis Nihon Board met on November 27, 2006 to receive a progress report from the Transaction Committee.

On December 3, 2006, the Board of Trustees of Cominar, after receiving detailed presentations from its legal and financial advisors, approved the entering into of the Combination Agreement and the Lock-up Agreement, and the Financing Commitment.

On December 3, 2006, CIBC World Markets Inc. delivered the Fairness Opinion to the Transaction Committee and, after receiving detailed presentations from its legal and financial advisors, the Transaction Committee approved the making of a favorable recommendation to the Alexis Nihon Board regarding the entering into by Alexis Nihon of the Combination Agreement. On the same date, the Board of Trustees of Alexis Nihon, after receiving the report of the Transaction Committee and presentations from its legal and financial advisors, approved the entering into of the Combination Agreement and determined unanimously (Robert A. Nihon and Senator Paul J. Massicotte abstaining) that, as at December 3, 2006, the Combination Agreement and the Cash Offer and the Exchange were fair to the Alexis Nihon Unitholders and were in the best interests of Alexis Nihon and the Alexis Nihon Unitholders, and resolved to recommend that Alexis Nihon Unitholders vote in favour of the Exchange Resolution.

8f.

On December 3, 2006, Cominar and Alexis Nihon entered into the Combination Agreement, and Cominar and the Locked-up Unitholders entered into the Lock-up Agreement. The Combination was publicly announced prior to the opening of markets on December 4, 2006.

On December 6, 2006, the Alexis Nihon Board announced that it had appointed Robert A. Nihon as Executive Chairman, and that Senator Paul J. Massicotte had resigned as trustee and President and Chief Executive Officer of Alexis Nihon.

On December 14, 2006, the Alexis Nihon Board announced that Ian G. Wetherly had resigned as trustee as of December 13, 2006 for personal reasons. Mr. Wetherly stated that, despite his resignation, he continues to support the Combination and his decision to step down as a trustee in no way reflects on that support.

On December 19, 2006, the Board of Trustees of Cominar met with its legal and financial advisors to review the proposed amendments to the Combination Agreement, the Cash Offer and the Cominar Circular. The Cominar Board adjourned its meeting until finalization of the Amendment to the Combination Agreement, the Cash Offer and the Cominar Circular.

On December 19, 2006, the Transaction Committee met with its legal and financial advisors to review the proposed amendments to the Combination Agreement, the Trustees' Circular and the Alexis Nihon Information Circular. The Transaction Committee approved the making of a favourable recommendation to the Alexis Nihon Board regarding the entering into by Alexis Nihon of the Amendment to the Combination Agreement and the approval of the Trustees' Circular and the Alexis Nihon Information Circular. On the same date, the Alexis Nihon Board received the verbal report of the Transaction Committee and adjourned its meeting until finalization of the Amendment to the Combination Agreement, the Trustees' Circular and the Alexis Nihon Information Circular.

On December 20, 2006, after reviewing the proposed terms of the Amendment to the Combination Agreement, CIBC World Markets Inc. delivered a Fairness Opinion to the Transaction Committee reflecting the proposed changes to the Combination.

On December 20, 2006, the Cominar Board reconvened its meeting and approved and authorized the execution of the Amendment to the Combination Agreement, and the execution and mailing of the Cash Offer and the Cominar Circular.

On December 20, 2006, the Alexis Nihon Board reconvened its meeting and approved and authorized the execution of the Amendment to the Combination Agreement, and the execution and mailing of the Trustees' Circular and the Alexis Nihon Information Circular. The Alexis Nihon Board determined unanimously (with Robert A. Nihon abstaining) that, as at December 20, 2006, the Combination Agreement and the Cash Offer and the Exchange were fair to the Alexis Nihon Unitholders and were in the best interests of Alexis Nihon and the Alexis Nihon Unitholders, and resolved unanimously (with Robert A. Nihon abstaining) to recommend that Alexis Nihon Unitholders vote in favour of the Exchange Resolution and that those Alexis Nihon Unitholders who wish to sell their Alexis Nihon Units for cash on a taxable basis for Canadian income tax purposes (subject to pro-ration, if applicable) accept the Cash Offer and tender their Alexis Nihon Units to the Cash Offer.

2. Recommendation of the Alexis Nihon Trustees

On December 3, 2006, the Alexis Nihon Trustees determined unanimously (with Robert A. Nihon and Paul J. Massicotte abstaining) that the Combination (as contemplated on that date) was fair to the Alexis Nihon Unitholders, and was in the best interests of Alexis Nihon and the Alexis Nihon Unitholders.

As of the date hereof, the Alexis Nihon Trustees determined unanimously (with Robert A. Nihon abstaining) that the Combination Agreement, and the Cash Offer and the Exchange, are fair to the Alexis Nihon Unitholders and are in the best interests of Alexis Nihon and the Alexis Nihon Unitholders, and unanimously recommend (with Robert A. Nihon abstaining) that Alexis Nihon Unitholders vote IN FAVOUR of the Exchange Resolution and that those Alexis Nihon Unitholders who wish to sell their Alexis Nihon Units for cash on a taxable basis for Canadian income tax purposes (subject to pro-ration, if applicable) ACCEPT the Cash Offer and TENDER their Alexis Nihon Units to the Cash Offer.

3. Reasons for the Recommendation

The benefits described below are not intended to be exhaustive and are based on market and business conditions existing as of the date hereof and reflect the Alexis Nihon Trustees' best estimate of the effects of the Combination.

There can be no assurance that the benefits will ultimately be achieved. In reaching its conclusion, the Alexis Nihon Board did not find it practical, and did not assign any relative or specific weight to the different factors which were considered, and individual members of the Alexis Nihon Board may have given different weight to different factors. The Alexis Nihon Trustees relied on their personal knowledge of Alexis Nihon and the industry in which it is involved and information provided by CIBC in making their recommendation concerning the Combination. In concluding that the Combination is fair to the Alexis Nihon Unitholders and in the best interests of Alexis Nihon, the Alexis Nihon Trustees considered, among other relevant factors, the following:

Cash Offer Represents Significant Premium

The cash price under the Cash Offer of $17.00 for each Alexis Nihon Unit represented a premium of approximately 19.4%, based on the 20-day weighted average price of Alexis Nihon Units on the TSX to December 1, 2006. The Exchange Ratio of 0.77 Cominar Unit for each Alexis Nihon Unit valued the Alexis Nihon Units at $17.00 based on the 20-day weighted average closing price of $22.14 for a Cominar Unit on the TSX to December 1, 2006. This value and these premiums do not reflect any of the synergies and other benefits that are expected to flow from the combination of Alexis Nihon and Cominar.

Greater Opportunity for Additional Value

It is expected that the combined REIT that would result from the Combination would have total assets of approximately $1.8 billion, a market capitalization of approximately $1.147 billion (based on the trading price of the Cominar Units on December 1, 2006 being the day prior to the announcement of the Combination, and assuming $17.00 is paid out under the Cash Offer), unitholders' equity of approximately $703 million, and long-term debt that is approximately 56% of the Gross Book Value of its assets including convertible debentures (50% excluding convertible debentures). Accordingly, it is expected that the Combination represents a meaningful opportunity for Alexis Nihon Unitholders to realize additional value in the following ways: (i) Alexis Nihon Unitholders would own units of a combined REIT which would benefit from a potentially lower cost of capital following the completion of the Combination and better access to capital, with an enhanced ability to make accretive property acquisitions; and (ii) given its size, the combined entity is also expected to have a stronger presence in Canada's financial markets.

Leading Market Position, Diversification and Complementary Portfolio

The Combination is expected to provide the combined REIT with a leading market position and broadened geographic diversification through a substantial portfolio of 204 properties and approximately 19.3 million square feet of leasable space in the Province of Québec and the National Capital Region. The Combination will create one of the largest owners and managers of commercial real estate in the Province of Québec and will combine the highly complementary real estate portfolios of both Cominar and Alexis Nihon to provide an even more diversified base of office, industrial and retail properties.

Preservation of Fundamental Characteristics

The combined REIT resulting from the Combination is expected to preserve for Alexis Nihon Unitholders the characteristics that have historically been fundamental to Alexis Nihon, including providing Alexis Nihon Unitholders with stable and growing cash distributions, payable monthly, and to a reasonable extent, tax-deferred, from investments primarily in a portfolio of income producing commercial properties and enhancing unitholder value through accretive real property acquisitions.

Well Positioned for Growth

It is expected that the combined REIT resulting from the Combination will have an initial pro forma debt to Gross Book Value of approximately 56% (including convertible debentures and approximately 50% excluding convertible debentures) and will maintain Cominar's conservative distribution policy. In addition to the balance sheet strength, a strong combined pipeline of acquisitions and strong development capabilities will position the combined entity for future growth. Together, the combined REIT is expected to have over $70 million of developments in the pipeline.

Consideration Under Combination Is Fair from a Financial Point of View

CIBC has provided the Fairness Opinions to the Transaction Committee and the Alexis Nihon Board, dated December 3, 2006 and December 20, 2006, concluding that, subject to the assumptions, limitations and qualifications contained therein, the consideration offered under the Combination (as defined on each of such date) was fair, from a financial point of view, to Alexis Nihon Unitholders. Copies of the Fairness Opinions are attached as Appendix B.

Support of Significant Unitholders

The Locked-up Unitholders (being Robert A. Nihon and certain entities controlled directly or indirectly by him) holding approximately 16.3% of the outstanding Alexis Nihon Units as at December 3, 2006 have entered into the Lock-up Agreement. See Section 2, "Purpose of the Cash Offer, the Pre-Exchange Unit Redemption and the Exchange" in the Cominar Circular.

Benefits of a Tax-Deferred Exchange

The Exchange provides Alexis Nihon Unitholders who are resident in Canada within the meaning of the Tax Act with the opportunity to exchange their Alexis Nihon Units for Cominar Units on a tax-deferred "rollover" basis for Canadian income tax purposes (subject to the Pre-Exchange Unit Redemption, if applicable, which is a taxable transaction) so as to defer the realization of any gain (or loss) for Canadian income tax purposes. See Section 21, "Certain Canadian Federal Income Tax Considerations" in the Cominar Circular.

Enhanced Liquidity

It is expected that Alexis Nihon Unitholders will also enjoy substantially greater liquidity once the Combination is complete. Based on the closing price of $22.76 for a Cominar Unit and of $14.89 for an Alexis Nihon Unit on the TSX on December 1, 2006, the last day on which the Cominar Units and the Alexis Nihon Units traded prior to the public announcement of the Combination Agreement, the combined REIT will have a market capitalization of approximately $1.147 billion.

Attractive Investment Fundamentals

Alexis Nihon believes that the Combination should benefit Alexis Nihon Unitholders by combining Alexis Nihon's existing properties with a portfolio of properties that are complementary both as to property type and geographic distribution and are also of high quality. Occupancy at Cominar's properties as at September 30, 2006 was 94.6% (based on percentage leased), compared to Alexis Nihon's occupancy of 92.4% (based on percentage occupied) as at September 30, 2006.

Continued Representation on Combined REIT Board of Trustees

Pursuant to the Combination Agreement, Cominar will, at the next annual general meeting of Cominar Unitholders following the Closing, propose that its board of trustees be increased to ten (10) trustees, by way of an increase from five (5) to six (6) independent trustees through the election of Gérard A. Limoges and Richard Guay as two of the proposed independent trustees, one of whom shall replace a then existing independent trustee of Cominar. While the foregoing will be proposed to the holders of Units of the combined REIT, there can be no assurances that such holders will vote in favour thereof.

Terms of the Combination Agreement

Under and subject to the Combination Agreement, the Alexis Nihon Board remains able to respond, in accordance with the terms of the Combination Agreement, to an unsolicited *bona fide* written Acquisition Proposal that is more favourable to the Alexis Nihon Unitholders from a financial point of view, provided such proposal constitutes a Superior Proposal.

There can be no assurances that any of the foregoing will be achieved. Alexis Nihon Unitholders should nevertheless consider the Combination carefully and come to their own decision as to acceptance or rejection of the Cash Offer, and whether or not to support the Combination and vote in favour of the Exchange Resolution.

84

4. Combination Agreement

For a description of the terms and conditions of the Combination Agreement, see Section 5, "Combination Agreement" in the Cominar Circular.

5. Trading History of the Alexis Nihon Units

For information regarding the trading history of Alexis Nihon Units, see Section 17, "Price Range and Trading Volume of Alexis Nihon Units, Alexis Nihon Debentures, Cominar Units and Cominar Debentures" in the Cominar Circular.

6. Ownership of Alexis Nihon Units by Alexis Nihon Trustees and Senior Officers and Principal Unitholders of Alexis Nihon

For information regarding the authorized and issued capital of Alexis Nihon, and for information regarding the persons or companies that beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the voting rights attached to the Alexis Nihon Units, see Section 7, "Principal Holders of Units" in the Alexis Nihon Information Circular.

The following table sets forth the names of all the trustees and senior officers of Alexis Nihon and the number of Alexis Nihon Units owned, directly or indirectly, or over which control or direction is exercised by each of them, and, to the knowledge of the Alexis Nihon Board and the senior officers of Alexis Nihon, after reasonable enquiry, by each of their respective associates:

Name	Position	Units	Percentage of outstanding Alexis Nihon Units
Robert A. Nihon	Executive Chairman and Trustee	4,500,000	16.8
Richard Guay	Trustee	0 (1)	0.0 (1)
Thomas J. Leathong	Trustee	0	0.0
Gérard A. Limoges	Trustee	4,155	0.0 (3)
Philip M. O'Brien	Trustee	5,000	0.0 (3)
Guy Charron	Executive Vice President and Chief Operating Officer	3,765 (2)	0.0 (3)
David De Santis	Senior Vice President, Acquisitions and Development	3,492 (2)	0.0 (3)
René Fortin	Senior Vice President and Chief Financial Officer	4,713 (2)	0.0 (3)
Wally Commisso	Vice-President, Property Management	984 (2)	0.0 (3)
Anne-Marie Dubois	Vice-President, Office and Industrial Leasing	521 (2)	0.0 (3)
Céline Fournier	Vice-President, Shopping Centre Leasing	389 (2)	0.0 (3)
Roger Turpin	Vice-President, Treasurer and Secretary	2,199 (2)	0.0 (3)

Notes:

(1) Mr. Guay owns $15,000 aggregate principal amount of Alexis Nihon Convertible Debentures.

(2) Fractions of units acquired through the employee plans have been rounded down.

(3) Percentages of outstanding Alexis Nihon Units have been rounded down.

7. Intentions of the Trustees, Senior Officers and Principal Unitholders of Alexis Nihon

To the knowledge of the Alexis Nihon Board and senior officers of Alexis Nihon, each of Alexis Nihon's trustees and senior officers (who beneficially own or control, in the aggregate, approximately 16.8% of the outstanding Alexis Nihon Units) have indicated that they intend to support the Combination and vote all of the Alexis Nihon Units beneficially owned or controlled by them in favour of the Exchange.

The Locked-up Unitholders have entered into the Lock-up Agreement with respect to an aggregate of 4,229,202 Alexis Nihon Units, representing approximately 16.3% of the outstanding Alexis Nihon Units as at December 3, 2006, pursuant to which they have agreed to support the Combination and have agreed to vote in favour of the Exchange and not to tender such Alexis Nihon Units to the Cash Offer. The Lock-up Agreement is subject to a number of terms and conditions. For further information regarding the Lock-up Agreements, see Section 2, "Purpose of the Cash Offer, the Pre-Exchange Unit Redemption and the Exchange" in the Cominar Circular.

8. Recent Trading in Securities of Alexis Nihon by Alexis Nihon Trustees and Senior Officers and Principal Unitholders of Alexis Nihon

Except as set forth below, none of Alexis Nihon, or any of the trustees or senior officers of Alexis Nihon, or to the knowledge of Alexis Nihon, after reasonable enquiry, any of the associates of the trustees or senior officers of Alexis Nihon, or any person or company holding more than 10% of the Alexis Nihon Units, or any person or company acting jointly or in concert with Alexis Nihon, has traded in Alexis Nihon Units during the six months preceding December 15, 2006:

Name	Number of Units	Average Price	Date of Trade
Acquisition of Units by Guy Charron	636 (1)	$13.42	March to November 2006 (2)
Acquisition of Units by Roger Turpin	298 (1)	$13.39	March to November 2006 (2)

Notes:

(1) Fractions of units acquired through the employee plans have been rounded down.

(2) Trades implemented periodically through the Alexis Nihon Employee Unit Purchase Plan.

Except as set forth below, none of the trustees or senior officers of Alexis Nihon have been issued Alexis Nihon Units, or any securities convertible into Alexis Nihon Units, during the two years preceding December 15, 2006:

Name	Number of Units	Average Price	Date of Issue
Issuance to René Fortin	260 (1)	12.76	From January 1, 2005 to December 15, 2006

Notes:

(1) The Alexis Nihon Units described above were issued pursuant to the Alexis Nihon Distribution Reinvestment Plan Option Plan.

9. Ownership of Cominar Units

Except for associates of Gérard A. Limoges and Richard Guay who own 1,000 and 1,500 Cominar Units, respectively, none of Alexis Nihon, any of the Alexis Nihon Trustees or senior officers of Alexis Nihon, or to the knowledge of Alexis Nihon, after reasonable enquiry, any of the associates of the trustees or senior officers of Alexis Nihon, or any person or company holding more than 10% of the Alexis Nihon Units, or any person or company acting jointly or in concert with Alexis Nihon, beneficially owns, directly or indirectly, or exercises control or direction over, any Cominar Units.

10. Recent Trading in Cominar Units

None of Alexis Nihon, or any of the Alexis Nihon Trustees or the senior officers of Alexis Nihon, or to the knowledge of Alexis Nihon, after reasonable enquiry, any of the associates of the trustees or senior officers of Alexis Nihon, or any person or company holding more than 10% of the Alexis Nihon Units, or any person or company acting jointly or in concert with Alexis Nihon, has traded in Cominar Units during the six months preceding December 4, 2006.

11. Relationships between Cominar and the Trustees and Officers of Alexis Nihon

Except as described in Section 2, "Purpose of the Cash Offer, the Pre-Exchange Unit Redemption and the Exchange" in the Cominar Circular and except as described in Section 13, "Support for the Combination" in the Alexis Nihon Information Circular, no arrangements or agreements (including any arrangements or agreements as to any payment or other benefit to be made or given by way of compensation for loss of office or as to the trustees or officers of Alexis Nihon remaining in or retiring from office if the Combination is completed) have been made, or are proposed to be made, between Cominar and any of the trustees or officers of Alexis Nihon, in each case as a consequence of the Combination. No trustees or officers of Alexis Nihon are currently trustees, directors or officers of Cominar, or any subsidiary of Cominar.

12. Agreements between Alexis Nihon and the Trustees and Officers of Alexis Nihon

On November 28, 2006, Alexis Nihon's Human Resources and Compensation Committee granted to each of David De Santis, René Fortin, Wally Commisso, Anne-Marie Dubois, Céline Fournier and Roger Turpin a right to receive a severance payment in the event that his/her employment with Alexis Nihon, its successors or assigns is terminated (other than with cause) within one year of the closing of an acquisition of all the issued and outstanding Alexis Nihon Units or of all or substantially all of its assets or of any similar transaction with respect to Alexis Nihon. Such severance payment shall be equal to one year of total remuneration (salary, bonus and commissions). Based on these senior officers' base salary, bonus and averaged monthly commissions for the last twelve months, the severance payment for each of David De Santis, René Fortin, Wally Commisso, Anne-Marie Dubois, Céline Fournier and Roger Turpin is estimated at approximately $230,912, $197,037, $104,286, $200,423, $116,811 and $109,418, respectively. The amount of the severance payment may be increased by Alexis Nihon depending on the level of responsibilities, length of service and other applicable criteria. Each of these senior officers beneficially owns or exercises control or direction over less than 1% of the outstanding Alexis Nihon Units.

On the same date, Alexis Nihon's Human Resources and Compensation Committee has also granted to each of Guy Charron, David De Santis, René Fortin, Wally Commisso, Anne-Marie Dubois, Céline Fournier and Roger Turpin a retention bonus in the event of the successful completion of the Combination, provided that he/she is still employed by Alexis Nihon, its successors or assigns, 60 days after the Closing Date. The retention bonus will be an amount equal to 3 months of base salary and average commissions, if any. Based on these senior officers' base salary and average monthly commissions for the last twelve months, the retention bonus for each of Guy Charron, David De Santis, René Fortin, Wally Commisso, Anne-Marie Dubois, Céline Fournier and Roger Turpin is estimated at approximately $58,225, $41,250, $37,500, $22,500, $47,400, $28,225 and $23,750, respectively. Each of these senior officers beneficially owns or exercises control or direction over less than 1% of the outstanding Alexis Nihon Units. Additional retention bonuses for an aggregate amount of $250,000 have been authorized by the Human Resources and Compensation Committee and shall be allocated by any of the Alexis Nihon Board, the Human Resources and Compensation Committee or the Transaction Committee in their sole discretion.

Except as described above and in Section 26, "Interest of Informed Persons in Material Transactions and Matters to be Acted Upon" in the Alexis Nihon Information Circular and Section 21 "Employment Agreements" in the Alexis Nihon Information Circular, no arrangements or agreements (including any arrangements or agreements as to any payment or other benefit to be made or given by way of compensation for loss of office or as to the trustees or officers of Alexis Nihon remaining in or retiring from office if the Combination is completed) have been made, or are proposed to be made, between Alexis Nihon and any of the trustees or officers of Alexis Nihon.

13. Interest of Certain Persons in Material Contracts of Cominar

Except for the Lock-up Agreement, none of the trustees or officers of Alexis Nihon, or any of their respective associates or, to the knowledge of the trustees or officers of Alexis Nihon, after reasonable enquiry, any person or company who owns more than 10% of the Alexis Nihon Units, has any interest in any material contract to which Cominar is a party.

14. Material Changes in the Affairs of Alexis Nihon

Except as otherwise described or referred to in this Trustees' Circular and in the accompanying Alexis Nihon Information Circular (including the information incorporated by reference therein), none of the trustees or officers of Alexis Nihon is aware of any information that indicates any material change in the affairs of Alexis Nihon since the date of its last published financial statements (being its unaudited financial statements for the nine-month period ended September 30, 2006), or that any information contained in such financial statements is materially misleading because of events subsequent to their publication or of any other information which would reasonably be expected to affect the decision of Alexis Nihon Unitholders to accept or reject the Cash Offer.

15. Other Information

Except as otherwise described or referred to in this Trustees' Circular and in the accompanying Alexis Nihon Information Circular (including the information incorporated by reference therein), no information is known to the Alexis Nihon Board which would reasonably be expected to affect the decision of the Alexis Nihon Unitholders to accept or reject the Cash Offer.

16. Statutory Rights

Securities legislation in certain of the provinces of Canada provides Alexis Nihon Unitholders with, in addition to any other rights they may have at law, a right of action for damages if there is a misrepresentation in a circular or notice that is required to be delivered to them. However, such rights must be exercised within prescribed time limits. Alexis Nihon Unitholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

Such rights are in addition to and without derogation from any other rights such Alexis Nihon Unitholders may have.

APPROVAL OF TRUSTEES' CIRCULAR

The contents of this Trustees' Circular have been approved, and the delivery thereof has been authorized, by the Alexis Nihon Board.

CONSENT OF CIBC WORLD MARKETS INC.

To: The Trustees of Alexis Nihon Real Estate Investment Trust ("Alexis Nihon")

WE HEREBY CONSENT to the references to our firm name and to our opinions contained under the heading entitled "Reasons for the Recommendation - Consideration Under Combination is Fair from a Financial Point of View" and the inclusion of the text of our fairness opinions dated December 3, 2006 and December 20, 2006 as Appendix B to the Trustees' Circular of Alexis Nihon dated December 20, 2006. In providing our consent, we do not intend that any person other than the Alexis Nihon Trustees shall be entitled to rely upon our opinions.

DATED at Toronto, Ontario, Canada this 20th day of December, 2006.

(signed) **CIBC World Markets Inc.**

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the Cash Offer within the meaning of the *Securities Act* (Québec).

DATED at Montreal, Québec Canada this 20th day of December, 2006.

(signed) **Gérard A. Limoges**
Trustee

(signed) **Richard Guay**
Trustee


REAL ESTATE INVESTMENT TRUST

NOTICE OF SPECIAL MEETING

AND INFORMATION CIRCULAR

OF

ALEXIS NIHON REAL ESTATE INVESTMENT TRUST

December 20, 2006

Alexis Nihon
REAL ESTATE INVESTMENT TRUST

ALEXIS NIHON REAL ESTATE INVESTMENT TRUST ("Alexis Nihon")

NOTICE OF SPECIAL MEETING OF UNITHOLDERS TO BE HELD ON JANUARY 29, 2007

NOTICE IS HEREBY GIVEN THAT a Special Meeting (the "**Meeting**") of unitholders of Alexis Nihon ("**Alexis Nihon Unitholders**") will be held in the Cartier Room at the Marriot Château Champlain, 1050 de la Gauchetière West, Montreal, Québec, on January 29, 2007 at 10:00 a.m. (Montreal time) for the following purposes:

1. to consider and, if deemed advisable, to adopt, a special resolution (substantially in the form of the special resolution set forth as Appendix "A") (the "**Exchange Resolution**"), approving, among other things, the following:
   (a) the proposed exchange transaction and the other transactions (the "**Combination**") contemplated in the Combination Agreement between Alexis Nihon and Cominar Real Estate Investment Trust ("**Cominar**") dated December 3, 2006 (as it may be or may have been modified or amended) (the "**Combination Agreement**");
   (b) the amendment of the Alexis Nihon Contract of Trust in order to permit the Pre-Exchange Unit Redemption (which will result in the redemption and/or retraction of Alexis Nihon Units by Alexis Nihon in consideration of a cash payment of $17.00 per Unit) and the subsequent redemption and/or retraction of the Alexis Nihon Units (whereby the Alexis Nihon Units are transferred to Alexis Nihon) in exchange for Cominar Units as contemplated by the Exchange (as defined in the Combination Agreement) and as otherwise may be necessary in order to give effect to all of the terms of the Combination;
   (c) the amendment of the Alexis Nihon Contract of Trust in order to permit capital gains and taxable capital gains realized by Alexis Nihon to be allocated to Alexis Nihon Unitholders who are redeemed for cash pursuant to Pre-Exchange Unit Redemption and to make any and all designations under the Tax Act (and any equivalent provisions under a provincial tax statute) in respect of same;
   (d) the amendment of the Alexis Nihon Contract of Trust as may be necessary or expedient to carry out all of the terms of the Combination; and
   (e) the waiver of the investment and operating policies set forth at Article 5 of the Alexis Nihon Contract of Trust and any and all other provisions of the Alexis Nihon Contract of Trust as may be required, solely in connection with any and all transactions forming part of the Combination, including, without limitation, the Cash Offer, the Pre-Exchange Unit Redemption, the Exchange, the acquisition of the Alexis Nihon Assets and the financing of such acquisition, including any required borrowing by Alexis Nihon.
2. to transact such further and other business as may properly come before the Meeting or any adjournments thereof.

THIS IS A VERY IMPORTANT MEETING FOR ALEXIS NIHON AND ITS UNITHOLDERS. YOU ARE URGED TO VOTE. In order for the Exchange Resolution to be effective, it requires the approval of not less than 66 ⅔% of the votes cast by Alexis Nihon Unitholders present in person or represented by proxy at the Meeting.

The Alexis Nihon Trustees unanimously recommend that all Alexis Nihon Unitholders vote IN FAVOUR of the Exchange Resolution described in the accompanying Alexis Nihon Information Circular, and that those Alexis Nihon Unitholders who wish to sell their Alexis Nihon Units for cash on a taxable basis for Canadian income tax purposes (subject to pro-ration, if applicable) should ACCEPT the Cash Offer. A tender to the Cash Offer is not a vote for the Exchange Resolution.

Alexis Nihon Unitholders beneficially owning or controlling approximately 16.3% of the outstanding Alexis Nihon Units as at December 3, 2006 have indicated their intention to vote such Alexis Nihon Units in favour of the Exchange Resolution. See Section 13, "Support for the Combination" in the Alexis Nihon Information Circular.

A copy of the Alexis Nihon Information Circular, Letter of Transmittal and Proxy accompany this Notice of Meeting.

The Trustees have fixed December 20, 2006 as the record date for determining those Unitholders entitled to receive notice of and vote at the Meeting.

Unitholders who are unable to be personally present at the Meeting should complete, sign, date and return the enclosed form of proxy (which is printed on blue paper) to Alexis Nihon's transfer agent, Computershare Investor Services Inc., 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1, or to the head office of Alexis Nihon, 1 Place Alexis Nihon, 3400 de Maisonneuve Blvd. West, Suite 1010, Montreal, Québec H3Z 3B8. In order to be effective, proxies must be received no later than 5:00 p.m. (Montreal time), January 26, 2007 or, if the Meeting is adjourned, the last business day preceding the day of any adjournment thereof.

DATED at Montreal, Québec, the 20th day of December, 2006.

BY ORDER OF THE BOARD OF TRUSTEES,

(signed) Roger Turpin, Secretary

ALEXIS NIHON INFORMATION CIRCULAR

RELATING TO THE SPECIAL MEETING OF ALEXIS NIHON UNITHOLDERS TO BE HELD ON JANUARY 29, 2007

Appendix "A" – Form of Exchange Resolution, Appendix "B" – CIBC World Markets Inc. Fairness Opinions and Schedule "A" – Cominar Pro Forma Financial Statements appended hereto are incorporated into and form part of this Alexis Nihon Information Circular.

Certain of the information in this Alexis Nihon Information Circular with respect to Cominar is based upon information provided by Cominar. Alexis Nihon and its trustees are not responsible for and assume no liability with respect to such information.

1. Solicitation of Proxies

This Alexis Nihon Information Circular is furnished in connection with the solicitation by and on behalf of the management of Alexis Nihon ("**Alexis Nihon**") of proxies to be used at special meeting (the "**Meeting**") of the holders (the "**Alexis Nihon Unitholders**") of the units of Alexis Nihon (the "**Alexis Nihon Units**") to be held on January 29, 2007, at the time and place and for the purposes set forth in the notice of meeting (the "**Notice of Meeting**") accompanying this Alexis Nihon Information Circular and at any adjournment(s) or postponement(s) thereof. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone, fax or other electronic means. The costs of the solicitation will be borne by Alexis Nihon. National Bank Financial has been engaged as dealer manager in connection with the solicitation of proxies. See Section 20, "Soliciting Dealer" in the Cominar Circular. All information in this Alexis Nihon Information Circular is given as of December 15, 2006 unless otherwise indicated.

Except as otherwise expressly indicated in this Alexis Nihon Information Circular, all amounts herein are expressed in Canadian dollars.

2. Appointment of Proxies

A form of proxy is enclosed (which is printed on blue paper). If it is not your intention to be present in person at the Meeting, you are asked to complete and return the form of proxy in the envelope provided. The proxy must be executed by the Alexis Nihon Unitholder or the attorney of such Alexis Nihon Unitholder, duly authorized in writing. Proxies to be used at the Meeting must be deposited with Alexis Nihon's transfer agent, Computershare Investor Services Inc., 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1, or at the head office of Alexis Nihon, 1 Place Alexis Nihon, 3400 de Maisonneuve Blvd. West, Suite 1010, Montreal, Québec H3Z 3B8, no later than 5:00 p.m. (Montreal time), January 26, 2007 or, if the Meeting is adjourned, the last business day preceding the day of any adjournment thereof. Proxies may also be deposited with the scrutineers of the Meeting, to the attention of the chair of the Meeting, at any time prior to the commencement of the Meeting or any adjournment(s) or postponement(s) thereof. If you require any assistance in completing your Letter of Transmittal or proxy, please contact Computershare Investor Services Inc. at 1-800-564-6253 or 514-982-7555.

The persons designated in the enclosed form of proxy are Trustees or senior officers of Alexis Nihon. **Each Alexis Nihon Unitholder has the right to appoint a person (who need not be an Alexis Nihon Unitholder) to attend for him or her and act on his or her behalf at the Meeting or any adjournment(s) or postponement(s) thereof instead of the person specified in the enclosed form of proxy. Such right may be exercised by striking out the names of the specified persons and inserting the name of the Alexis Nihon Unitholder's nominee in the space provided or by completing another appropriate form of proxy and, in either case, delivering the form of proxy to the Chair of the Meeting prior to the holding of the Meeting.**

3. Non-Registered Alexis Nihon Unitholders

Only registered Alexis Nihon Unitholders, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. Most Alexis Nihon Unitholders are "non-registered" Alexis Nihon Unitholders because the Alexis Nihon Units they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased their Alexis Nihon Units. More particularly, a person is not a registered Alexis Nihon Unitholder in respect of Alexis Nihon Units which are held on behalf of that person (the "**Non-Registered Alexis Nihon Unitholder**") but which are registered either: (i) in the name of an intermediary (an "**Intermediary**") that the Non-Registered Alexis Nihon Unitholder deals with in respect of the Alexis Nihon Units (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. ("**CDS**")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, Alexis Nihon has distributed copies of the Notice of Meeting, this Alexis Nihon Information Circular, Letter of Transmittal and the form of proxy (collectively, the "**Meeting Materials**") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Alexis Nihon Unitholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Alexis Nihon Unitholders unless a Non-Registered Alexis Nihon Unitholder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Alexis Nihon Unitholders. Generally, Non-Registered Alexis Nihon Unitholders who have not waived the right to receive Meeting Materials will either:

(a) be given (typically by a facsimile, stamped signature) a form of proxy which has already been signed by the Intermediary, which is restricted as to the number of Alexis Nihon Units beneficially owned by the Non-Registered Alexis Nihon Unitholder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Alexis Nihon Unitholder when submitting the proxy. In this case, the Non-Registered Alexis Nihon Unitholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Alexis Nihon c/o Computershare Investor Services Inc. as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Alexis Nihon Unitholder and returned to the Intermediary or its designated service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regularly printed proxy form accompanied by a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Alexis Nihon Unitholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Alexis Nihon Unitholders to direct the voting of the Alexis Nihon Units which they beneficially own. Should a Non-Registered Alexis Nihon Unitholder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Alexis Nihon Unitholder should strike out the names of the designated proxyholders and insert the Non-Registered Alexis Nihon Unitholder's name in the blank space provided. **In either case, Non-Registered Alexis Nihon Unitholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

4. Revocation of Proxies

An Alexis Nihon Unitholder executing the enclosed form of proxy may revoke it at any time before it has been exercised. An Alexis Nihon Unitholder may revoke a proxy by depositing an instrument in writing to that effect with Alexis Nihon at the registered office of Alexis Nihon, 1 Place Alexis Nihon, 3400 de Maisonneuve Blvd. West, Suite 1010, Montreal, Québec H3Z 3B8, at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or any adjournment(s) or postponement(s) thereof, or with the Chair of the Meeting prior to its exercise on the day of the Meeting or any adjournment(s) or postponement(s) thereof. **Only registered Alexis Nihon Unitholders have the right to revoke a proxy. Non-Registered Alexis Nihon Unitholders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

5. Voting of Alexis Nihon Units

Alexis Nihon Units represented by proxies will be voted specified on any ballot that may be called for and, if the Alexis Nihon Unitholder specifies a choice with respect to any matter to be acted upon at the Meeting, Units represented by properly executed proxies will be voted accordingly. **If no specification is made, a proxyholder will vote the Alexis Nihon Units IN FAVOUR of the Exchange Resolution.**

The Alexis Nihon Trustees know of no matters to come before the Meeting, other than the matters referred to in the Notice of Meeting. However, if any other matters which are not known to the Alexis Nihon Trustees should properly come before the Meeting, the Alexis Nihon Units represented by proxies will be voted on such matters in accordance with the best judgment of the proxyholder.

6. Voting at Meeting and Quorum

As at December 15, 2006, 26,833,986 Alexis Nihon Units were issued and outstanding. Each Alexis Nihon Unit entitles its holder to one vote at meetings of Alexis Nihon Unitholders. Alexis Nihon Unitholders of record at the close of business on December 20, 2006 (the "**Record Date**") will be entitled to vote at the Meeting or any adjournment thereof, either in person or by proxy. However, to the extent that a person transfers the ownership of any Alexis Nihon Units after the Record Date and the transferee of those Alexis Nihon Units produces properly endorsed Alexis Nihon Unit certificates or otherwise establishes that it owns the Alexis Nihon Units and demands, no later than 10 days before the Meeting, that its name be included in the list of Alexis Nihon Unitholders to vote at the Meeting, the transferee will be entitled to vote such Alexis Nihon Units at the Meeting or any adjournment thereof.

Unless otherwise required pursuant to the Alexis Nihon Contract of Trust governing the affairs of Alexis Nihon made as of October 18, 2002, as amended and restated as of December 13, 2002 and as of May 15, 2006, as amended, supplemented or restated from time to time (the "**Alexis Nihon Contract of Trust**"), every question coming before the Meeting or any adjournment thereof shall be decided by a majority of the votes duly cast on the question. The quorum at the Meeting or any adjournment thereof shall consist of at least two individuals present in person, each of whom is an Alexis Nihon Unitholder or a proxyholder representing an Alexis Nihon Unitholder, and who hold or represent by proxy not less than 25% of the total number of outstanding Alexis Nihon Units.

7. Principal Holders of Units

To the knowledge of the Trustees and officers of Alexis Nihon, there is no beneficial owner of, nor any person who exercises control or direction over Alexis Nihon Units carrying 10% or more of the votes attached to the outstanding Alexis Nihon Units, other than (i) members of the Nihon Family who, directly and indirectly, exercise control over 4,500,000 Alexis Nihon Units, representing approximately 16.8% of Alexis Nihon Units currently outstanding, (ii) members of the Massicotte Family who, directly and indirectly, exercise control over 3,087,816 Alexis Nihon Units, representing approximately 11.5% of Alexis Nihon Units currently outstanding, and (iii) Fidelity Management Trust Company and certain other affiliates and associates who, directly and indirectly, exercise control over 3,221,400 Alexis Nihon Units, representing approximately 12.0% of Alexis Nihon Units currently outstanding.

In this Alexis Nihon Information Circular, "**Nihon Family**" means, collectively: (i) Robert A. Nihon; (ii) the descendants of Robert A. Nihon, whether biological or by adoption and the spouse or common law spouse (or the equivalent thereof) of Robert A. Nihon; (iii) all trusts established primarily for the benefit of any of the persons listed in (i) or (ii) above; (iv) other persons, the majority of the economic interest of which is held by a combination of the foregoing; and (v) the executors or administrators of the persons mentioned in (i) or (ii) above and the trustees of the trusts mentioned in (iii) above.

In this Alexis Nihon Information Circular, "**Massicotte Family**" means, collectively: (i) Senator Paul J. Massicotte; (ii) the descendants of Senator Paul J. Massicotte, whether biological or by adoption and the spouse or common law spouse (or the equivalent thereof) of Senator Paul J. Massicotte; (iii) all trusts established primarily for the benefit of any of the persons listed in (i) or (ii) above; (iv) other persons, the majority of the economic interest of which is held by a combination of the foregoing; and (v) the executors or administrators of the persons mentioned in (i) or (ii) above and the trustees of the trusts mentioned in (iii) above.

8. The Combination

The Cash Offer

Cominar has offered, on and subject to the terms and conditions specified in the Cash Offer (including, if the Cash Offer is extended or amended, the terms and conditions of any extension or amendment), to purchase from all of the Alexis Nihon Unitholders, including Alexis Nihon Unitholders upon the conversion of the Alexis Nihon Convertible Debentures, Alexis Nihon Units for $17.00 cash per Alexis Nihon Unit, to a maximum of $127.5 million in the aggregate (7,500,000 Alexis Nihon Units without giving effect to any adjustments in accordance with the terms of the Combination Agreement) and subject to pro-ration as discussed below.

The Exchange

The Exchange involves the sale by Alexis Nihon of all or substantially all of its assets to Cominar in consideration for the issuance by Cominar to Alexis Nihon of Cominar Units on the basis of an exchange ratio (the "**Exchange Ratio**") of 0.77 of a Cominar Unit (subject to adjustment) for each issued and outstanding Alexis Nihon Unit and the assumption by Cominar of all of Alexis Nihon's liabilities (with certain agreed exceptions). All of the issued and outstanding Alexis Nihon Units (except possibly for certain Alexis Nihon Units to be held by Cominar upon completion of the Cash Offer or otherwise) will then be redeemed or retracted by Alexis Nihon whereby such Alexis Nihon Units will be transferred to Alexis Nihon in exchange for Cominar Units in accordance with the Exchange Ratio.

Pro-ration of Cash

The maximum amount of cash available under the Cash Offer to the Alexis Nihon Unitholders will be limited to $127.5 million, and in the event more than such amount is elected under the Cash Offer, then the cash payable to each former Alexis Nihon Unitholder who accepted the Cash Offer will be pro-rated according to the number of Alexis Nihon Units deposited by each such former Alexis Nihon Unitholder pursuant to the Cash Offer divided by the total number of Alexis Nihon Units deposited pursuant to the Cash Offer.

To the extent that cash is pro-rated, any Alexis Nihon Unit not so purchased for cash pursuant to the Cash Offer will be automatically withdrawn (without any further action by the depositing Alexis Nihon Unitholder) with the result that such Alexis Nihon Units will be exchanged for Cominar Units at the Exchange Ratio on a tax-deferred "rollover" basis for Canadian income tax purposes under the Exchange. See Section 18, "Certain Canadian Federal Income Tax Considerations" in this Alexis Nihon Information Circular.

Pre-Exchange Unit Redemption

The Pre-Exchange Unit Redemption will only apply if less than $127.5 million is elected under the Cash Offer. There is an aggregate maximum number of 17,284,777 Cominar Units (including in respect of Alexis Nihon Units issued upon conversion of the Alexis Nihon Convertible Debentures) available under the Exchange. If more than such amount is elected under the Exchange then, following completion of the Cash Offer but prior to the commencement of the Exchange, the then outstanding Alexis Nihon Units (other than Alexis Nihon Units held by Cominar or an affiliate or subsidiary of Cominar following the take-up and payment of and for Alexis Nihon Units tendered under the Cash Offer) will be redeemed on a pro rata basis by Alexis Nihon (and thus transferred to Alexis Nihon) to the extent of the difference between: (i) $127.5 million; and (ii) the actual amount of cash used to pay for Alexis Nihon Units under the Cash Offer. The consideration for such redemption shall be an amount of $17.00 per Alexis Nihon Unit payable in cash. This redemption will be a taxable disposition. See Section 18, "Certain Canadian Federal Income Tax Considerations" in this Alexis Nihon Information Circular.

The Cash Offer, the Pre-Exchange Unit Redemption and the Exchange, and where the context so requires, the other transactions between Cominar and Alexis Nihon contemplated by the Combination Agreement, are together referred to as the "**Combination**". For further details regarding the Combination, see Section 2, "Purpose of the Cash Offer, the Pre-Exchange Unit Redemption and the Exchange" and Section 5, "Combination Agreement" in the Cominar Circular.

Treatment of Non-Electing Alexis Nihon Unitholders

Alexis Nihon Unitholders who fail to deposit their Alexis Nihon Units in acceptance of the Cash Offer or the Exchange, together with a Letter of Transmittal, as required under the Cash Offer or the Exchange, as the case may be, will have their Alexis Nihon Units redeemed by Alexis Nihon and thereby transferred to Alexis Nihon pursuant to the Exchange and receive Cominar Units, subject to the Pre-Exchange Unit Redemption, if applicable, which is to occur following completion of the Offer but prior to the commencement of the Exchange.

For the reasons described below under the heading "Reasons for the Recommendation", the Alexis Nihon Trustees unanimously recommend (with Robert A. Nihon abstaining) that Alexis Nihon Unitholders vote IN FAVOUR of the Exchange Resolution and that those Alexis Nihon Unitholders who wish to sell their Alexis Nihon Units for cash on a taxable basis for Canadian income tax purposes (subject to pro-ration, if applicable) ACCEPT the Cash Offer and TENDER their Alexis Nihon Units to the Cash Offer. A tender to the Cash Offer is not a vote in favour of the Exchange Resolution.

It is the intention of the representatives designated on the enclosed form of proxy to vote the Alexis Nihon Units in respect of which they are appointed proxy and for which they have discretionary authority in favour of the Exchange Resolution. To be approved, the Exchange Resolution must be passed by not less than 66 ⅔% of the votes cast by Alexis Nihon Unitholders present in person or represented by proxy at the Meeting.

ALL ALEXIS NIHON UNITHOLDERS WHO SUPPORT THE COMBINATION (INCLUDING ALEXIS NIHON UNITHOLDERS WHO ACCEPT THE CASH OFFER) SHOULD INDICATE THEIR APPROVAL OF THE EXCHANGE RESOLUTION BY COMPLETING AND RETURNING THE FORM OF PROXY (WHICH IS PRINTED ON BLUE PAPER) PROVIDED WITH THE ALEXIS NIHON INFORMATION CIRCULAR INSTRUCTING THE PROXYHOLDER TO VOTE THEIR ALEXIS NIHON UNITS IN FAVOUR OF THE EXCHANGE RESOLUTION AT THE MEETING.

While the Expiry Time is subsequent to the date of the Meeting, all Alexis Nihon Unitholders are urged to tender their Alexis Nihon Units or deposit their Alexis Nihon Unit certificates at the same time and together with the duly completed form of proxy (which is printed on blue paper) and Letter of Transmittal (which is printed on yellow paper).

Alexis Nihon Unitholders who wish to exercise the option to sell their Alexis Nihon Units for cash on a taxable basis for Canadian income tax purposes, should tender their Alexis Nihon Units to the Cash Offer by completing Part A of the Letter of Transmittal (which is printed on yellow paper) accompanying the Cominar Circular, or by following one of the alternative procedures for tendering Alexis Nihon Units described in the related Cominar Circular. Alexis Nihon Unitholders who prefer to have the exchange of their Alexis Nihon Units to occur on a tax-deferred "rollover" basis for Canadian income tax purposes (subject to the Pre-Exchange Unit Redemption, if applicable, which is a taxable transaction), so as to defer the realization of any gain (or loss) for Canadian income tax purposes until disposition of the Cominar Units pursuant to the Exchange should complete Part B of the Letter of Transmittal (which is printed on yellow paper).

9. Background to the Combination

For a description of the background for the Combination, see Section 1 "Background to the Cash Offer" in the Trustees' Circular.

10. Recommendation of the Alexis Nihon Trustees

On December 3, 2006, the Alexis Nihon Trustees determined unanimously (with Robert A. Nihon and Paul J. Massicotte abstaining) that the Combination (as contemplated on that date) was fair to the Alexis Nihon Unitholders, and was in the best interests of Alexis Nihon and the Alexis Nihon Unitholders.

As of the date hereof, the Alexis Nihon Trustees determined unanimously (with Robert A. Nihon abstaining) that the Combination Agreement and the Cash Offer and the Exchange are fair to the Alexis Nihon Unitholders and are in the best interests of Alexis Nihon and the Alexis Nihon Unitholders, and unanimously recommend (with Robert A. Nihon abstaining) that Alexis Nihon Unitholders vote IN FAVOUR of the Exchange Resolution and that those Alexis Nihon Unitholders who wish to sell their Alexis Nihon Units for cash on a taxable basis for Canadian income tax purposes (subject to pro-ration, if applicable) ACCEPT the Cash Offer and TENDER their Alexis Nihon Units to the Cash Offer.

11. Reasons for the Recommendation

For a description of the reasons for the Alexis Nihon Trustees' recommendation regarding the Combination, see Section 3, "Reasons for the Recommendation" in the Trustees' Circular.

12. Alexis Nihon Unitholders Approval

The Meeting will be held at 10:00 a.m. (Montréal time) on January 29, 2007 at the Marriot Château Champlain, 1050 de la Gauchetière West, Montreal, Québec. At the Meeting, Alexis Nihon Unitholders will be asked to approve the Exchange Resolution. The Exchange Resolution relates to the approval of (i) the transactions contemplated by the Combination Agreement, (ii) certain amendments to the Alexis Nihon Contract of Trust in order to, among others, permit the Pre-Exchange Unit Redemption and the subsequent redemption of Alexis Nihon Units as contemplated by the Exchange.

To be adopted, the Exchange Resolution must be approved by not less than 66 ⅔% of the votes attached to Alexis Nihon Units represented in person or by proxy at the meeting.

13. Support for the Combination

To the knowledge of the Alexis Nihon Board and senior officers of Alexis Nihon, each of Alexis Nihon's trustees and senior officers (who together beneficially own or control approximately 16.8% of the outstanding Alexis Nihon Units) have indicated that they intend to support the Combination and vote all of the Alexis Nihon Units beneficially owned or controlled by them, if any, in favour of the Exchange Resolution.

The Locked-up Unitholders have entered into the Lock-up Agreement with respect to an aggregate of approximately 16.3% of the outstanding Alexis Nihon Units as at December 3, 2006 pursuant to which they have agreed to support the Combination and have agreed to vote in favour of the Exchange and not to tender such Alexis Nihon Units to the Cash Offer. The Lock-up Agreement is subject to a number of terms and conditions. For further information regarding the Lock-up Agreement, see Section 2, "Purpose of the Cash Offer, the Pre-Exchange Unit Redemption and the Exchange" in the Cominar Circular.

14. Interest of Certain Persons in Matters to be Acted Upon

Except as disclosed in Section 21 "Employment Agreements", there are no arrangements or agreements made or proposed to be made between Cominar and the Alexis Nihon Trustees, any senior officers of Alexis Nihon or any of their associates or affiliates and no payments or other benefits are proposed to be made or given by way of compensation by Cominar for loss of office or for the Alexis Nihon Trustees or such senior officers remaining in or retiring from office. Except for the Lock-up Agreement, there are no contracts, arrangements or understandings, formal or informal, between Cominar and the Alexis Nihon Trustees, any senior officers of Alexis Nihon or any of their associates or affiliates with respect to the Cash Offer or Exchange or with respect to any securities of Alexis Nihon in relation to the Cash Offer or Exchange.

15. Alexis Nihon, Cominar and the Proposed Combined Entity

For more information on Alexis Nihon, Cominar and the proposed combined entity resulting from the Combination, see Section 6, "Cominar", Section 7, "Alexis Nihon", Section 9, "Selected Historical and Pro Forma Financial Information" and Section 17, "Price Range and Trading Volume of Alexis Nihon Units, Alexis Nihon Debentures, Cominar Units and Cominar Debentures" in the Cominar Circular.

16. Regulatory Matters

For a description of certain matters related to the *Competition Act* (Canada) and Canadian and United States securities laws in connection with the Combination, see Section 15, "Regulatory Matters" in the Cominar Circular.

17. Risk Factors

There are certain risks related to the Combination, including those identified in Section 16, "Risk Factors" in the Cominar Circular. Alexis Nihon Unitholders should consider the Combination carefully and come to their own decision as to acceptance or rejection of the Cash Offer, and whether or not to support the Combination and vote in favour of the Exchange Resolution.

18. Certain Canadian Federal Income Tax Considerations

In the opinion of Fasken Martineau DuMoulin LLP (**"Fasken"**), the following is a summary of the principal Canadian federal income tax considerations generally applicable to an Alexis Nihon Unitholder who (i) disposes of

Alexis Nihon Units to Alexis Nihon in exchange for cash, pursuant to the Pre-Exchange Unit Redemption; or (ii) disposes of Alexis Nihon Units to Alexis Nihon in exchange for Cominar Units pursuant to the Exchange. This summary assumes that, for purposes of the Tax Act, the Alexis Nihon Unitholder is resident in Canada, holds Alexis Nihon Units and will hold Cominar Units received in exchange therefor as capital property, and deals at arm's length and is not affiliated with Alexis Nihon or Cominar.

Generally, Alexis Nihon Units and Cominar Units will be considered to be capital property to a holder provided that the holder does not hold the Alexis Nihon Units and Cominar Units in the course of carrying on a business and has not acquired the Units in one or more transactions considered to be an adventure or concern in the nature of trade. Certain holders who might not otherwise be considered to hold their Alexis Nihon Units and Cominar Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such holders should consult their own tax advisors regarding their particular circumstances.

For the purposes of this summary, Fasken has relied upon representations and warranties in the Combination Agreement that each of Alexis Nihon and Cominar qualifies as a "mutual fund trust" as defined in the Tax Act. This summary assumes that Alexis Nihon and Cominar will continue to so qualify, and that they will at all times comply with their respective Contracts of Trust. A condition for the completion of the Cash Offer and the Exchange is the receipt by Cominar from Alexis Nihon and by Alexis Nihon from Cominar of a certificate ("**Certificates**") on this issue.

This summary is not applicable to: (i) a holder that is a "financial institution" (for the purposes of the "mark-to-market" rules), (ii) a holder that is a "specified financial institution", (iii) a holder that is not resident in Canada for purposes of the Tax Act, or (iv) a holder of an interest for which it would be a "tax shelter investment" (all as defined in the Tax Act). Any such holder should consult his or her owns tax advisor with regard to its income tax consequences.

This summary is of general nature only and is based upon the facts set out herein and in the Certificates, the current provisions of the Tax Act, all specific proposal to amend the Tax Act and Regulations publicly announced by the Minister of Finance (Canada) (including letters issued by the Department of Finance indicating that the said Department will recommend to the Minister of Finance that the Tax Act be amended, commonly referred to as comfort letters) prior to the date hereof (the "**Proposed Amendments**"), and Fasken's understanding of the current published administrative policies of the Canada Revenue Agency ("**CRA**"). There can be no assurance that the Proposed Amendments will be implemented in their current form or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in the law whether by legislative, governmental or judicial action or decision, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed in this Cominar Circular. There can be no assurances that the CRA will not change its administrative policies.

This summary is not exhaustive of all possible Canadian federal tax considerations applicable to the Pre-Exchange Unit Redemption, the Exchange, and the acquisition, holding and disposition of Alexis Nihon Units and Cominar Units. No advance income tax ruling has been obtained from the CRA to confirm the tax consequences described herein. Furthermore, the income and other tax consequences of acquiring, holding or disposing of Alexis Nihon Units and Cominar Units will vary depending on the holder's particular circumstances, including the province or provinces in which the holder resides or carries on business. Accordingly, this summary is of a general nature only and is not intended to be legal or tax advice to any holder or prospective holder. Investors should consult their own tax advisors with respect to the tax consequences of the acquiring, holding or disposing of Alexis Nihon and Cominar Units based on their particular circumstances.

Disposition of Alexis Nihon Units pursuant to the Pre-Exchange Unit Redemption

A redemption of Alexis Nihon Units in consideration for cash pursuant to the Pre-Exchange Unit Redemption will be a disposition of such Alexis Nihon Units for proceeds of disposition equal to the cash paid upon such redemption less any capital gain and income realized by Alexis Nihon which has been designated by Alexis Nihon to the Alexis Nihon Unitholder in connection with the repurchase of those Alexis Nihon Units. Where income or a capital gain realized by Alexis Nihon has been designated by Alexis Nihon to a redeeming Alexis Nihon Unitholder in connection with or as a result of the redemption of Alexis Nihon Units, the Alexis Nihon Unitholder will be required to include in income the income or taxable portion of the capital gain so designated. Redeeming Alexis Nihon Unitholders will consequently realize a capital gain (or capital loss), depending upon whether the said proceeds of disposition received exceed (or are less than) the aggregate of the adjusted cost base of the Alexis Nihon Units so redeemed and any reasonable costs of disposition. Where a corporation owns Alexis Nihon Units, the amount of any capital loss arising on the disposition of the Alexis Nihon Units may be reduced by the amount of dividends that had been allocated by Alexis Nihon to the Alexis Nihon Unitholder to the extent and under the circumstances described in the Income Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Alexis Nihon Units or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns Alexis Nihon Units. Alexis Nihon Unitholders to whom these rules may be relevant should consult their own tax advisors.

Capital gains realized by an individual (including certain trusts) may give rise to a liability for minimum tax.

An Alexis Nihon Unitholder which is a Canadian-controlled private corporation (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔ % on certain investment income, including taxable capital gains resulting from the disposition of Alexis Nihon Units.

Transfer of Alexis Nihon Assets to Cominar pursuant to the Exchange

The Exchange will constitute a "qualifying exchange" as defined in section 132.2 of the Tax Act, thereby allowing the Alexis Nihon Assets to be transferred to Cominar for proceeds of disposition equal to the tax cost of such assets. In such circumstance, there should be no taxable income to Alexis Nihon arising from the transfer. Alternatively, the transfer may be organized so as to create income in Alexis Nihon that: (i) can be offset by the amount of any unused or latent losses or available deductions of Alexis Nihon, including the deduction, allocation and designation of the taxable capital gains to Alexis Nihon Unitholders who have their units redeemed for cash pursuant to the Pre-Exchange Unit Redemption (and in which case such Unitholders proceeds of disposition would be reduced by a corresponding amount of the capital gain allocated to them by Alexis Nihon); or (ii) gives rise to a tax that will be offset by any available capital gains refund to which Alexis Nihon may become entitled. Again, in such circumstances, there should be no net taxes payable by Alexis Nihon under Part I of the Tax Act arising from the transfer. Alexis Nihon has advised Fasken that the transfer of assets from Alexis Nihon to Cominar will be organized so that it occurs on one of the foregoing bases. Since none of these alternatives result in any net taxes to Alexis Nihon, there should be no need to make any distributions to the Alexis Nihon Unitholders as a result of the transfer.

The current taxation year of Alexis Nihon (and of Cominar) will be deemed to end following the transfer of the Alexis Nihon Assets to Cominar, giving rise to a short taxation year for Alexis Nihon (as well as for Cominar). Immediately before the take-up of the Alexis Nihon Units under the Cash Offer, Alexis Nihon is expected to pay a special distribution to Alexis Nihon Unitholders equal to the unpaid portion of its usual monthly distributions for the period from the prior distribution to the Closing Date based on days elapsed but, in any event, will pay out an amount at least equal to its *bona fide* estimated undistributed taxable income for the period ending on the Closing Date. Cominar is expected to make a similar special distribution to Cominar Unitholders. The tax treatment to Alexis Nihon Unitholders of these special distributions by Alexis Nihon will be similar to that applicable to other distributions that have been paid or payable by Alexis Nihon to them. These special distributions should ensure that Alexis Nihon will not be subject to income tax under the Tax Act for this short taxation year.

Disposition of Alexis Nihon Units by Alexis Nihon Unitholders pursuant to the Exchange

As noted above, the Exchange will constitute a "qualifying exchange" as defined in section 132.2 of the Tax Act. Accordingly, where an Alexis Nihon Unitholder disposes of Alexis Nihon Units to Alexis Nihon pursuant to the Exchange in exchange for Cominar Units, the Alexis Nihon Unitholder's proceeds of disposition for the Alexis Nihon Units disposed of, and the cost to the Alexis Nihon Unitholder of the Cominar Units received in exchange therefor, will be deemed to be equal to the adjusted cost base to the Alexis Nihon Unitholder of the Alexis Nihon Units immediately prior to their disposition (which adjusted cost base will take into account any reductions resulting from the special distributions to be made by Alexis Nihon described above). For the purpose of determining the adjusted cost base of the Cominar Units acquired by an Alexis Nihon Unitholder on such exchange, the cost of such Cominar Units (including any fraction of a Cominar Unit) will be determined by averaging their cost with the adjusted cost base of all other Cominar Units held as capital property by such Alexis Nihon Unitholder immediately before the exchange.

Alexis Nihon will not realize a gain or loss on the transfer of the Cominar Units to the Alexis Nihon Unitholders on the redemption or retraction of Alexis Nihon Units.

Holding and Disposing of Cominar Units Received in Exchange for Alexis Nihon Units

Subsequent to the exchange of Alexis Nihon Units for Cominar Units pursuant to the Cash Offer or the Exchange, a former Alexis Nihon Unitholder will be subject to taxation as a Cominar Unitholder. The tax treatment to the former Alexis Nihon Unitholder will be substantially the same as the tax treatment to which the former Alexis Nihon Unitholder was subject as an Alexis Nihon Unitholder. This tax treatment is outlined below.

Taxation of Cominar

Cominar is generally subject to income tax each year on the amount of its income and net taxable capital gains for that year less the portion thereof that it deducts in respect of amounts paid or payable, or deemed to be paid or payable, to Cominar Unitholders in the year. An amount will be considered to be payable in a taxation year if it is paid to the Cominar Unitholder in the year by Cominar or if the Cominar Unitholder is entitled in the year to enforce payment of the amount. The Cominar Contract of Trust provides, in general, that distributions for any year shall not be less than the amount necessary to ensure that Cominar will not be liable for tax under the Tax Act in that year.

Losses incurred by Cominar, if any, cannot be allocated to Cominar Unitholders but may be deducted by Cominar in future years in accordance with the Tax Act.

The Tax Act provides for a special tax under part XII.2 of the Tax Act on the designated income (including income from Canadian real property) of certain trusts which have designated beneficiaries (including non-resident persons and certain tax-exempt persons). This special tax does not apply to a trust for a taxation year if the trust is a mutual fund trust throughout such year. Accordingly, provided Cominar qualifies as a "mutual fund trust" throughout a taxation year, it will not be subject to this special tax for such taxation year.

Holding Cominar Units

A Cominar Unitholder is generally required to include in computing income for tax purposes in each year the portion of the amount of income and net realized taxable capital gains, if any, paid or payable, or deemed to be paid or payable, to the Cominar Unitholder in the year, whether such amount is received in cash or in additional Cominar Units, or as amounts which are reinvested in additional Cominar Units pursuant to the DRIP. The Cominar Contract of Trust requires Cominar to claim the maximum amount of capital cost allowance allowable to it in computing its income for tax purposes and any such amount claimed by Cominar in a taxation year will reduce the portion of any amount distributed by Cominar to Cominar Unitholders which would otherwise be required to be included in the income of Cominar Unitholders. Distributions in excess of the amount of income and net realized taxable capital gains of Cominar, including any additional bonus distribution of Cominar Units acquired pursuant to the DRIP, will not be included in computing the income of the Cominar Unitholders for tax purposes. A Cominar Unitholder is required to reduce the adjusted cost base of its Cominar Units by the portion of any amount paid or payable to such Cominar Unitholder by Cominar that was not included in computing the Cominar Unitholder's income (other than the non-taxable portion of most capital gains distributed by Cominar, the taxable portion of which was designated by Cominar in respect of Cominar Unitholders) and will realize a capital gain to the extent that the adjusted cost base of the Cominar Unitholder's Cominar Units would otherwise be a negative amount.

It is Fasken's understanding that Cominar will designate as capital gains, to the extent permitted by the Tax Act, such portion of the net income distributed to Cominar Unitholders as may reasonably be considered to consist of net realized taxable capital gains of Cominar. Any such designated amount will be deemed for tax purposes to be received by such Cominar Unitholders in the year as a taxable capital gain.

Provided that appropriate designations are made by Cominar, such portions of its net realized taxable capital gains paid or payable, or deemed to be paid or payable to a Cominar Unitholder will effectively retain its character and be treated as such in the hands of the Cominar Unitholder for the purposes of the Tax Act. To the extent that amounts are designated as having been paid out of the net realized taxable capital gains of Cominar, such designated amounts will be deemed for tax purposes to be received by Cominar Unitholders in the year as a taxable capital gain and will be subject to the general rules relating to the taxation of capital gains. To the extent that amounts are designated as having been paid to Cominar Unitholders out of taxable dividends received or deemed received on shares of taxable Canadian corporations, the normal gross-up and dividend tax credit rules will apply to individuals, the deduction in computing taxable income will be available to corporations, and the refundable tax under Part IV of the Tax Act will be payable by Unitholders that are private corporations and certain other corporations controlled directly or indirectly by or for the benefit of an individual or a related group of individuals. A Cominar Unitholder which is a Canadian-controlled private corporation (as defined in the Tax Act) may also be liable to pay an additional refundable tax of 6⅔% on certain investment income, including taxable capital gains. Cominar Unitholders should consult their own tax advisors for advice with respect to the potential application of these provisions.

The cost of Cominar Units acquired by reinvestment of distributions pursuant to the DRIP will be the amount of such reinvestment. There will be no net increase or decrease in the adjusted cost base of all of a Cominar Unitholder's Units as a result of the receipt of Bonus Units under the DRIP. However, the receipt of Bonus Units under the DRIP will result in a per Cominar Unit reduction of adjusted cost base to the Cominar Unitholder.

For the purposes of determining the adjusted cost base to a Cominar Unitholder, when a Cominar Unit is acquired, whether as a Cominar Unit acquired pursuant to the DRIP or otherwise, the cost of the newly-acquired Cominar Unit will be averaged with the adjusted cost base of all of the Cominar Units owned by the Cominar Unitholder as capital property immediately before that time.

Under draft legislation released on June 29, 2006, certain taxable dividends received by individuals from a corporation resident in Canada will be eligible for an enhanced dividend tax credit to the extent certain conditions are met and designations are made, such as the dividend being sourced out of income that is subject to tax at the general corporate income tax rate and does not give rise to a dividend refund to the payer. This could apply to distributions made by Cominar that have as their sources eligible taxable dividends received from a corporation resident in Canada, to the extent Cominar makes the appropriate designation to have such eligible taxable dividend deemed received by the Cominar Unitholder and provided that the corporate dividend payer makes the required designation to treat such taxable dividend as an eligible dividend.

The above amounts (including eligible dividends) will also generally be taken into account in determining the liability, if any, of a Unitholder that is an individual (or certain trusts) for alternative minimum tax under the Tax Act.

Disposition of Cominar Units

In general, a disposition or deemed disposition of Cominar Units by a Cominar Unitholder (including a disposition by Cominar's transfer agent on behalf of a Cominar Unitholder of a fraction of a Cominar Unit) will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Cominar Units, net of any costs of disposition, exceed (or are less than) the adjusted cost base of the Cominar Units to such Cominar Unitholder. One-half of any capital gain will be required to be included in computing income under the Tax Act and, subject to the detailed rules in the Tax Act, one-half of any capital loss may be deducted against taxable capital gains. Capital gains realized by an individual (or certain trusts) may give rise to a liability for minimum tax.

Where a corporation owns Cominar Units, the amount of any capital loss arising on the disposition of Cominar Units may be reduced by the amount of dividends allocated by Cominar to the Cominar Unitholder to the extent and under the circumstances described in the Income Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Cominar Units or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns Cominar Units. Cominar Unitholders to whom these rules may be relevant should consult their own tax advisors.

A Cominar Unitholder which is a Canadian-controlled private corporation (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including taxable capital gains resulting from the disposition of Cominar Units.

Eligibility for Investment

Provided Cominar qualifies as a mutual fund trust under the Tax Act, Cominar Units will be, at the time of acquisition pursuant to the Cash Offer or the Exchange, qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (other than a trust governed by a deferred profit sharing plan to which contributions are made by Cominar or a corporation with which Cominar does not deal at arm's length within the meaning of the Tax Act), or registered education savings plans.

The Canadian federal income tax consequences set forth above are for general information only. Alexis Nihon Unitholders (including any Alexis Nihon Unitholders who are not resident in Canada, including those resident in the United States) are urged to consult their own tax advisors to determine the particular tax effects to them of the Cash Offer, Pre-Exchange Unit Redemption or the Exchange (as applicable).

Non-Residents of Canada

Persons not resident in Canada should be aware that the transactions described herein may result in tax consequences for them in the United States, other foreign jurisdictions and/or in Canada. Such consequences are not described herein. Each holder of Alexis Nihon Units who is not a resident of Canada should consult his or her own tax advisor concerning the tax effects of the Cash Offer, Pre-Exchange Unit Redemption and/or his or her Exchange of Alexis Nihon Units as there may be negative Canadian tax implications, including in respect of the Pre-Exchange Unit Redemption a special 15% tax under Part XIII.2 of the Tax Act on any amounts paid by Alexis Nihon which are not otherwise subject to tax in Canada and Alexis Nihon will withhold such tax.

Legislative Proposals

On September 8, 2005, the Department of Finance released a consultation paper on tax and other issues related to publicly listed flow-through entities such as income trusts and limited partnerships and invited interested parties to make submissions prior to December 31, 2005. On September 19, 2005, the Minister of Finance (Canada) announced that the CRA would postpone providing advance tax rulings respecting flow-through entity structures pending these consultations. On November 23, 2005, the Minister of Finance announced the end of this consultation process and no legislative amendments were proposed to change the taxation of income trusts. Instead, the Minister of Finance tabled a Notice of Ways and Means Motion to enhance the dividend gross-up and tax credit mechanism applicable to dividends paid after 2005. In addition, the CRA announced it would resume providing advance tax rulings in respect of flow-through entity structures.

On October 31, 2006, the Minister of Finance announced measures which essentially prevent the creation of new income trusts or publicly traded flow through entities (defined as "Specified Investment Flow-Through" entities or SIFTs), and subject Grandfathered SIFTs to a new regime commencing 2011. Under these proposals, in 2011 a trust that is a Grandfathered SIFT will not be permitted to deduct, in computing its income for tax purposes, certain amounts that would otherwise be deductible. However, the Grandfathered SIFT will not pay tax on those amounts at the full tax rate that normally applies to undistributed trust income. Instead a special rate, based on the federal-provincial corporate income tax rate which in 2011 is expected to be 31.5%, will apply to the Grandfathered SIFT trust to the extent of its non-deductible distributions. As well, those amounts will be treated in the hands of the SIFT trust's beneficiaries as taxable dividends paid by a taxable Canadian corporation.

The SIFT Proposals provide that while there is now no intention by the Minister of Finance to prevent Grandfathered SIFTs from normal growth prior to 2011, any undue expansion of a specific Grandfathered SIFT (such as might be attempted through the insertion of a disproportionately large amount of capital) could cause this position to be revisited and thus the grandfathering to be lost for that SIFT. The result of this would be that the new special tax would commence to apply immediately to that SIFT and thus not be deferred until 2011. On December 15, 2006, the Minister of Finance released the Expansion Guidelines on what would exceed normal growth and thus constitute undue expansion, specifying that the merger of two or more Grandfathered SIFTs each of which was publicly-traded on October 31, 2006, or a reorganization of such a Grandfathered SIFT, would not be considered growth to the extent that there is no net addition to equity as a result of the merger or reorganization. Based on the wording of the Expansion Guidelines, it would appear that the proposed combination of Cominar and Alexis Nihon would meet these criteria, and thus not be considered growth for the purposes of the undue expansion rules. No assurance of this however can be given as no Notice of Ways and Means Motion to introduce the detailed legislation has yet been introduced to the House of Commons.

The future growth of Cominar, may, to the extent that it does not qualify for the REIT Exception as described below, be limited in order for it to meet the aforesaid guidelines and thus not lose its grandfathered status. The Expansion Guidelines provide that the Department of Finance will not recommend any change to the status of a Grandfathered SIFT whose equity capital grows as a result of issuances of new equity, in any of the intervening periods described below, by an amount that does not exceed the greater of $50 million and an objective "safe harbour" described below.

The safe harbour amount will be measured by reference to a SIFT's market capitalization as of the end of trading on October 31, 2006. Market capitalization is to be measured in terms of the value of a SIFT's issued and outstanding publicly-traded units. For this purpose, it would not include debt (whether or not that debt carried a conversion right or was itself publicly-traded), options or other interests that were convertible into units of the SIFT. For the period from November 1, 2006 to the end of 2007, a SIFT's safe harbour will be 40 percent of that October 31, 2006 benchmark. A SIFT's safe harbour for each of the 2008 through 2010 calendar years will be 20 percent of that benchmark, together allowing growth of up to 100 percent over the four-year transition period. The annual safe harbour amounts are cumulative: for example, a SIFT that issues no new equity in 2007 will as a result enjoy a greater safe harbour amount in 2008. The $50 million amounts, in contrast, are not cumulative. New equity for these purposes includes units and debt that is convertible into units; if attempts are made to develop other such substitutes for equity, those may be included as well. Replacing debt that was outstanding as of October 31, 2006 with new equity, whether through a debenture conversion or otherwise, will not be considered growth for these purposes. New, non-convertible debt can also be issued without affecting the safe harbour; however, the replacement of that new debt with equity will be counted as growth.

There can be no assurance that any other additions to the capital or assets of Cominar will not, alone or in combination with each other, constitute an undue expansion under the SIFT Proposals and as permitted under the Expansion Guidelines.

Certain trusts that would otherwise be SIFTs will be excluded from the SIFT definition. These are trusts (commonly known as real estate investment trusts or REITs) that meet a series of conditions relating to the nature of their income and investments. To benefit from the REIT Exception for a given taxation year, a trust must:

(e) At no time in the year hold any non-portfolio property other than real properties situated in Canada;

(f) Have as not less than 95% of the trust's income for the year income from properties (whether in Canada or abroad, and including dividends, interest, rents, etc. and taxable capital gains from dispositions of real properties);

(g) Have as not less than 75% of the trust's income for the year income that is directly or indirectly attributable to rents from, mortgages on, or gains from the disposition of real properties situated in Canada; and

(h) Hold throughout the year real properties situated in Canada, cash, and debt or other obligations of Governments in Canada (including Crown corporations) with a total fair market value that is not less than 75% of the trust's equity value.

For these purposes, "real property situated in Canada" will include securities issued by any entity that itself satisfies the above conditions. A REIT can thus hold its Canadian real properties either directly or through intermediary entities. "Real property situated in Canada" will not, however, include any depreciable property the capital cost allowance rate for which is greater than 5%.

Non-portfolio properties will include certain investments in a "subject entity". The main kinds of subject entity will be corporations resident in Canada, trusts resident in Canada, and partnerships that meet one or more residence-like criteria. Non-resident corporations and trusts, and partnerships that otherwise would not meet this definition, may also be subject entities if their principal source of income is in Canada.

A trust's interest in a subject entity will be a non-portfolio property if that investment meets either (or both) of the following tests:

(c) The trust holds a significant portion of the subject entity's value: The trust holds securities of the entity that have a total fair market value that is greater than 10 percent of the entity's "equity value". For this purpose an entity's equity value is the fair market value of all of the issued and outstanding shares or interests in the entity; and

(d) Most of the trust's value is attributable to the subject entity: The trust holds securities of the entity that, together with all of the securities that the trust holds of entities affiliated with the entity, have a total fair market value that is greater than 50 percent of the equity value of the trust itself.

Securities of an entity are to be viewed very broadly. They can be expected to include not only equity investments in the entity (such as shares or units) but also debts and other liabilities owing by the entity, rights to revenue or income, and options to acquire anything that would be a security of the entity. The Minister of Finance has indicated that provided adequate safeguards against abuse can be implemented, an exception may be made for liabilities and other obligations that arise in the normal course of the entity's business, such as trade payables. Any other property owned by the trust will be a non-portfolio property if the trust (or a person or partnership with which it does not deal at arm's length) uses the property in carrying on a business in Canada.

19. Remuneration of Trustees

A person who is employed by and receives a salary from Alexis Nihon does not receive any remuneration from Alexis Nihon for serving as an Alexis Nihon Trustee. Alexis Nihon Trustees who are not so employed receive remuneration in the amount of $20,000 per annum and an additional $1,000 for each meeting of Alexis Nihon Trustees attended by the Trustee in person and $500 for each meeting attended by phone. In all cases, Alexis Nihon Trustees are entitled to reimbursement from Alexis Nihon of their out-of-pocket expenses incurred in acting as an Alexis Nihon Trustee. The Chairman of the Alexis Nihon Board and the Chairman of each committee of Alexis Nihon Trustees, other than the Chairman of the Audit Committee, will receive additional remuneration from Alexis Nihon in the amount of $2,000 per year. The Chairman of the Audit Committee receives additional remuneration from Alexis Nihon in the amount of $5,000 per year. Robert A. Nihon has waived all remuneration he would otherwise be entitled to in his capacity as Trustee, Chairman of the Alexis Nihon Board or Chairman of any committee of the Alexis Nihon Trustees and will be reimbursed exclusively for out-of-pocket expenses in connection with such functions. .

Pursuant to a resolution of the Alexis Nihon Board, each of the members of the Transaction Committee will receive an additional fee in the amount of $25,000 in respect of the duties performed by them as members of the Transaction Committee in connection with the Combination, except for Gérard A. Limoges, who, in his capacity as Chairman of the Transaction Committee, will receive an additional fee of $50,000. These fees are due and payable irrespective of the conclusion of the Combination and are in no way incumbent upon its success.

The Alexis Nihon Contract of Trust provides that at all relevant times, it is intended that at least one Alexis Nihon Trustee will not be, directly or indirectly, a Unitholder or a person who holds an option to acquire Units. Consequently, Thomas J. Leathong has agreed that he will not, directly or indirectly, hold any Units or options to acquire Alexis Nihon Units.

20. Statement of Executive Compensation

Summary Compensation Table

Compensation paid for the former President and Chief Executive Officer of Alexis Nihon, the Executive Vice-President and Chief Operating Officer, the Senior Vice-President and Chief Financial Officer as well as each of its two other most highly compensated current senior executives (the "**Named Executive Officers**") is summarized in the following table.

NAME AND POSITION	ANNUAL COMPENSATION				LONG TERM COMPENSATION		
	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Options Granted	Options Exercised	Other Compensation ($)
Paul J. Massicotte former President and Chief Executive Officer[1]	2005 2004 2003	150,000.00 169,277.82 249,999.88	84,564 75,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	56,376[5] Nil Nil
Guy Charron, Executive Vice President and Chief Operating Officer	2005 2004[2] 2003	201,743.11 43,124.03 Nil	15,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	10,000[5] Nil Nil
René Fortin, Senior Vice President and Chief Financial Officer	2005 2004 2003	132,672.00 130,047.09 128,929.21	24,804 30,000 13,500	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	16,536[5] Nil Nil
David de Santis Senior Vice President, Acquisitions and Development	2005 2004 2003	138,124.32 130,047.09 130,006.04	23,751 20,000 25,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	15,834[5] Nil Nil
Anne-Marie Dubois Vice President, Office and Industrial Leasing	2005 2004 2003	162,054.36[3] 127,853.17[3] 5,776.19[4]	4,500 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	3,000[5] Nil Nil

NOTES:

(1) Senator Paul J. Massicotte resigned as President and Chief Executive Officer of Alexis Nihon on December 6, 2006.

(2) This amount represents the salary paid to Mr. Charron from October 1, 2004 to December 31, 2004.

(3) Ms. Dubois received $53,353.57 in commission for the year ended December 31, 2005 and $27,806.18 for the year ended December 31, 2004, which amounts are included in her salary for the purposes of this table.

(4) This amount represents the salary paid to Ms. Dubois from December 1, 2003 to December 31, 2003.

(5) 40% of the overall bonus of Named Executive Officers took the form of grant of Alexis Nihon Units under the Alexis Nihon Unit Bonus Plan. See "Alexis Nihon Unit Bonus Plan". The amounts in this column represent the value of Alexis Nihon Units granted to each Named Executive Officer under the Alexis Nihon Unit Bonus Plan for the year ended December 31, 2005. The Named Executive Officers will become entitled to such Alexis Nihon Units and the income from distributions paid on such Alexis Nihon Units over a three-year vesting period of continuous employment. The first date on which one-third of these Units vested was January 31, 2006.

Salaries for Alexis Nihon's officers are based on salaries paid by other comparable Canadian real estate entities for positions similar in magnitude, scope and complexity.

21. Employment Agreements

On December 20, 2002, Alexis Nihon Management (Canada) Inc., a wholly-owned subsidiary of Alexis Nihon, entered into an employment agreement with Senator Paul J. Massicotte, Alexis Nihon's former President and Chief Executive Officer. The obligations of Alexis Nihon Management (Canada) Inc. under the employment agreement were guaranteed by Alexis Nihon. Senator Paul J. Massicotte resigned as trustee and Chief Executive Officer of Alexis Nihon on December 6, 2006. It is Alexis Nihon's view, based on advice of legal counsel, that no payment is owed under the employment agreement or any Alexis Nihon compensation plan to Senator Massicotte. Alexis Nihon has not initiated discussions with Senator Massicotte on this issue.

On September 23, 2004, Alexis Nihon entered into an employment agreement with Guy Charron, Alexis Nihon's Executive Vice President and Chief Operating Officer. The employment agreement provides that if Alexis Nihon terminates Mr. Charron's employment "without cause", Alexis Nihon will pay Mr. Charron an amount equal to his salary (including bonuses) for twelve months, based on his average salary for the last three years (or effective period of employment if less than three years), plus a month of salary (including bonuses) for each complete year of employment, up to a maximum of 18 months. The employment agreement also provides that if Mr. Charron resigns following a change of control of Alexis Nihon, Alexis Nihon will pay Mr. Charron an amount equal to this salary (including bonuses) for eighteen months, based on his average salary for the last three years (or the effective period of employment if less than three years). It is anticipated that Guy Charron will continue as Chief Operating Officer of the combined REIT.

On November 28, 2006, Alexis Nihon's Human Resources and Compensation Committee granted to each of David De Santis, René Fortin, Wally Commisso, Anne-Marie Dubois, Céline Fournier and Roger Turpin a right to receive a severance payment in the event that his/her employment with Alexis Nihon, its successors or assigns is terminated (other than with cause) within one year of the closing of an acquisition of all the issued and outstanding Alexis Nihon Units or of all or substantially all of its assets or of any similar transaction with respect to Alexis Nihon. Such severance payment shall be equal to one year of total remuneration (salary, bonus and commissions). Based on these senior officers' base salary, bonus and averaged monthly commissions for the last twelve months, the severance payment for each of David De Santis, René Fortin, Wally Commisso, Anne-Marie Dubois, Céline Fournier and Roger Turpin is estimated at approximately $230,912, $197,037, $104,286, $200,423, $116,811 and $109,418, respectively. The amount of the severance payment may be increased by Alexis Nihon depending on the level of responsibilities, length of service and other applicable criteria. Each of these senior officers beneficially owns or exercises control or direction over less than 1% of the outstanding Alexis Nihon Units.

On the same date, Alexis Nihon's Human Resources and Compensation Committee has also granted to each of Guy Charron, David De Santis, René Fortin, Wally Commisso, Anne-Marie Dubois, Céline Fournier and Roger Turpin a retention bonus in the event of the successful completion of the Combination, provided that he/she is still employed by Alexis Nihon, its successors or assigns, 60 days after the Closing Date. The retention bonus will be an amount equal to 3 months of base salary and average commissions, if any. Based on these senior officers' base salary and average monthly commissions for the last twelve months, the retention bonus for each of Guy Charron, David De Santis, René Fortin, Wally Commisso, Anne-Marie Dubois, Céline Fournier and Roger Turpin is estimated at approximately $58,225, $41,250, $37,500, $22,500, $47,400, $28,225 and $23,750, respectively. Each of these senior officers beneficially owns or exercises control or direction over less than 1% of the outstanding Alexis Nihon Units. Additional retention bonuses for an aggregate amount of $250,000 have been authorized by the Human Resources and Compensation Committee and shall be allocated by any of the Alexis Nihon Board, the Human Resources and Compensation Committee or the Transaction Committee in their sole discretion.

22. Alexis Nihon Trustees' and Officers' Liability Insurance

Alexis Nihon purchased insurance, which covers Alexis Nihon Trustees' and officers' liability for a maximum of $10,000,000 for a period of one year expiring on October 18, 2007. The annual premium of $59,950 was paid entirely by Alexis Nihon and has not been allocated among the insured. There is no deductible for claims under this insurance policy by Alexis Nihon Trustees and officers of Alexis Nihon and a $250,000 deductible for claims by Alexis Nihon. To date, no claim has ever been presented or paid under such policy.

Under the Combination Agreement, Cominar covenanted and agreed that all rights to indemnification or exculpation in favour of the current and former trustees, directors and officers of Alexis Nihon and its subsidiaries provided in the Alexis Nihon Contract of Trust, articles, by-laws or other constituting documents thereof (but only to the same extent that such rights are currently provided by Cominar or its subsidiaries in favour of its current and former trustees, directors and officers) and any trustees, directors' and officers' insurance now existing in favour of the trustees, directors or officers of Alexis Nihon or any subsidiary shall survive the Closing (or be replaced with substantially equivalent coverage from another provider) and shall continue in full force and effect (either directly or via run-off insurance or insurance provided by an alternate provider) for a period of not less than six years from the Closing Date.

23. Report on Executive Compensation

Composition of the Human Resources and Compensation Committee

For the financial year ended December 31, 2005, the Human Resources and Compensation Committee (the "**Committee**") consisted of Richard Guay (Chairman), Gérard A. Limoges and Robert A. Nihon.

Mandate of the Human Resources and Compensation Committee

This Committee is entrusted with examining and developing general compensation guidelines for the Alexis Nihon Trustees and senior officers of Alexis Nihon, including specifically reviewing the performance and determining (as authorized by the Alexis Nihon Board) the compensation of the President and Chief Executive Officer and

Executive Vice-President and Chief Operating Officer of Alexis Nihon. The Committee may also make recommendations to the Alexis Nihon Board and, where applicable, to other committees of the Alexis Nihon Board with regard to the granting of options pursuant to the Alexis Nihon Unit Option Plan. Terms of compensation may include four components: base salary, short-term incentive bonuses, options to purchase Alexis Nihon Units granted pursuant to the Alexis Nihon Unit Option Plan and participation in the Alexis Nihon Long Term Incentive Plan and the Alexis Nihon Employee Unit Purchase Plan.

Base Salary

Base salaries are established at levels that are meant to be competitive with other comparable Canadian real estate entities for positions similar in magnitude, scope and complexity. Base salaries are determined following an assessment of past performance, experience and level of responsibility. Base salaries are reviewed annually.

Short-Term Incentives

In any given year, Alexis Nihon may pay short-term incentive bonuses based on the results and achievements of certain targeted objectives of Alexis Nihon.

Alexis Nihon Unit Option Plan

Participation in the Alexis Nihon Unit Option Plan is restricted to the Alexis Nihon Trustees, directors, officers and employees of Alexis Nihon, its wholly-owned subsidiaries, as well as trustees, officers and employees of certain trusts of which Alexis Nihon is, directly or indirectly, the beneficiary (each, an "**Eligible Person**"), all as resolved by the Committee or the Alexis Nihon Trustees. Options have a maximum term of ten years. The maximum number of Alexis Nihon Units reserved for issuance pursuant to the Alexis Nihon Unit Option Plan is 2,535,180 Alexis Nihon Units (approximately 9.4% of the outstanding Alexis Nihon Units as at December 15, 2006). Grants of options under the Alexis Nihon Unit Option Plan are made by the Human Resources and Compensation Committee of the Alexis Nihon Trustees or the Alexis Nihon Trustees. To date, no options have been granted under the Alexis Nihon Unit Option Plan.

The aggregate number of Alexis Nihon Units reserved for issuance at any time to any one optionee shall not exceed five percent (5%) of the number of Alexis Nihon Units outstanding on a non-diluted basis at such time, less the total of all Alexis Nihon Units reserved for issuance to such optionee pursuant to any other unit compensation arrangement of Alexis Nihon. The aggregate number of Alexis Nihon Units issuable (or, reserved for issuance) to insiders of Alexis Nihon under the Alexis Nihon Unit Option Plan or any other unit compensation arrangement, cannot at any time exceed ten percent (10%) of the issued and outstanding Alexis Nihon Units. The aggregate number of Alexis Nihon Units issued to insiders under the Alexis Nihon Unit Option Plan or any other unit compensation arrangement, within a one-year period, cannot exceed ten percent (10%) of the issued and outstanding Alexis Nihon Units.

The Alexis Nihon Trustees shall determine the number of Alexis Nihon Units subject to each option, the exercise price of each option, the expiration date of each option, the vesting period for each option and any other terms and conditions relating to each option. Subject to adjustment pursuant to anti-dilution provisions, the exercise price of any option shall in no circumstances be lower than the Market Price at the date of the grant of the option. For the purposes of the foregoing, "Market Price" on any particular day means the market price for one Alexis Nihon Unit and shall be calculated by reference to the reported closing sale price for the Alexis Nihon Units on the TSX on the last trading day before the day on which the option is granted, or, if no sale is reported on that day on such exchange, the reported closing sale price for the Alexis Nihon Units on the secondary exchange designated by the Alexis Nihon Trustees on the last trading day before the day on which the option is granted, or, if no sale is reported on any securities exchange on that day, the "Market Price" shall be deemed to be the volume weighted average trading price for the Alexis Nihon Units for the five days preceding the date of grant during which the Alexis Nihon Units were traded on such securities exchange on which such Alexis Nihon Units are listed. An option or interest therein is personal to each optionee and is non-assignable other than by will or the law of succession (or to certain corporations controlled by the individual or family trusts, subject to the approval of the Alexis Nihon Trustees), nor shall an option be hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of on pain of nullity.

An option, and all rights to purchase Alexis Nihon Units pursuant thereto, shall expire and terminate immediately upon the optionee ceasing to be an Eligible Person. The Alexis Nihon Trustees may, in their entire discretion, at the time of the granting of options under the Alexis Nihon Unit Option Plan, determine the provisions relating to expiration of an option upon the bankruptcy, death, retirement or termination of employment, position or engagement with Alexis Nihon or any subsidiary of an optionee while holding an option which has not been fully exercised, provided, however, that upon the termination of an optionee's employment, position or engagement with Alexis Nihon otherwise than by reason of death, any option or unexercised part thereof granted to such optionee may be exercised by him for that number of Alexis Nihon Units only which he was entitled to acquire under the option at the time of such termination or cessation and provided further that such option shall in no event expire later than the earlier of: (i) one (1) year following the optionee's employment, position or engagement being terminated or ceased; and (ii) the expiry date of such option.

If an optionee shall die holding an option which has not been fully exercised, his personal representatives, heirs or legatees may, at any time following the grant of probate of the will or letters of administration of the estate of the deceased and prior to the period of time provided under the terms of the written option agreement, instrument or certificate between Alexis Nihon and the optionee for exercise of an option upon the death of the optionee, exercise the option with respect to the unexercised balance of the Alexis Nihon Units subject to the option, but only to the same extent to which the deceased could have exercised the option immediately before the date of such death provided that such option shall in no event expire later than: (i) three years following the optionee's death; and (ii) the expiry date of such option.

Furthermore, at the time an optionee ceases to be an Eligible Person for any reason, the Alexis Nihon Trustees shall have the right, in their sole discretion, to extend the period of time over which any option is exercisable, provided, however, that if such period of time exceeds the maximum period of time described above, such extension shall be subject to any required consent or approval of any securities exchange or other governmental or regulatory body.

In the event Alexis Nihon proposes to consolidate, merge or amalgamate with any other trust or entity (other than a wholly-owned entity) or to distribute all of its assets or to liquidate, dissolve or wind-up, or in the event an Cash Offer to purchase or repurchase the Alexis Nihon Units or any part thereof shall be made to all or substantially all Alexis Nihon Unitholders, including a take-over bid (collectively, an "**Acceleration Event**"), the Alexis Nihon Trustees may, in their sole discretion, give notice in writing to each optionee advising such optionee that all options (whether vested or unvested) may be exercised in whole or in part by the optionees, upon the conditions determined by the Alexis Nihon Trustees in their sole discretion, and any options not so exercised shall automatically expire, provided, however, that, if the Acceleration Event is not completed, the optioned Alexis Nihon Units issued pursuant to the exercise of options in accordance with this provision shall be returned by the optionee to Alexis Nihon and reinstated as authorized unissued Alexis Nihon Units and the initial terms of the options hereof shall apply again to such options. In the event of the sale by Alexis Nihon of all or substantially all of the assets of Alexis Nihon as an entirety or substantially as an entirety so that Alexis Nihon shall cease to operate as an active business, any outstanding option may be exercised as to all or any part of the Alexis Nihon Units subject to options in respect of which the optionee would have been entitled to exercise the option in accordance with the provisions of the Alexis Nihon Unit Option Plan at the date of completion of any such sale at any time up to and including, but not after the earlier of: (i) the close of business on that date which is 30 days following the date of completion of such sale; and (ii) the close of business on the expiration date of the option; but the optionee shall not be entitled to exercise the option with respect to any other Alexis Nihon Units subject to options. Subject to the rules of the TSX or other governmental or regulatory body, the Alexis Nihon Trustees may, by resolution, advance the date on which any option may be exercised or extend the expiration date of any option; provided, however, (i) that an extension of the term of an option benefiting an insider of Alexis Nihon requires the approval of the Alexis Nihon Unitholders and (ii) that the period during which an option is exercisable does not exceed 10 years from the date the option is granted.

The Alexis Nihon Trustees may, subject to the prior approval of, or acceptance by, the TSX and any other governmental or regulatory body, amend or discontinue the Alexis Nihon Unit Option Plan at any time; provided, however, that no such amendment may increase the maximum number of Alexis Nihon Units that may be optioned under the Alexis Nihon Unit Option Plan, change the manner of determining the minimum exercise price or, without the consent of the optionee, materially and adversely affect any option previously granted to an optionee, except to the extent required by law. Notwithstanding the foregoing, should changes be required to the Alexis Nihon Unit Option Plan by any securities exchange or other governmental or regulatory body of any jurisdiction to which the Alexis Nihon Unit Option Plan or Alexis Nihon now is or hereafter becomes subject, such changes shall be made to the Alexis Nihon Unit Option Plan as are necessary to conform with such requirements and, if such changes are approved by the Alexis Nihon Trustees, the Alexis Nihon Unit Option Plan, as amended, shall be filed with the records of Alexis Nihon and shall remain in full force and effect in its amended form as of and from the date of its adoption by the Alexis Nihon Trustees. In such event, all outstanding options shall be automatically amended to the extent required to respect the terms and provisions of the Alexis Nihon Unit Option Plan as so amended.

Alexis Nihon may not issue any Alexis Nihon Units pursuant to the exercise of any option if the issuance of any such Alexis Nihon Units would result in a contravention of the limitation to a maximum of forty-nine percent (49%) of the ownership of Alexis Nihon Units by persons who are non-residents of Canada for the purposes of the *Income Tax Act* (Canada) as set forth in the Alexis Nihon Contract of Trust. In the case of the exercise of any option which would result in Alexis Nihon Units being issued in contravention of such limitation, Alexis Nihon shall send to the optionee, within 10 days of receipt of a notice of exercise of an option, a notice to the effect that Alexis Nihon is unable to issue Alexis Nihon Units to the optionee due to such limitation and, in such circumstances, the optionee will be deemed never to have sent such notice of exercise or to have exercised any such options.

On December 3, 2006, in compliance with the terms of the Combination Agreement, the Alexis Nihon Board suspended the effects of the Alexis Nihon Unit Option Plan.

Alexis Nihon Employee Unit Purchase Plan

Alexis Nihon has established the Alexis Nihon Employee Unit Purchase Plan for its permanent full-time or permanent part-time employees and those of its subsidiaries. Under the Alexis Nihon Employee Unit Purchase Plan, participants contribute, through payroll deductions, from 2% to 5% of their annual salary towards the purchase of Alexis Nihon Units. These Alexis Nihon Units are purchased on the open market. Provided certain conditions are met, Alexis Nihon will contribute an additional amount which may reach, but will not exceed, 50% of the annual contribution made by each participant payable over a period of five years.

On November 28, 2006, subject to the execution of the Combination Agreement, the Alexis Nihon Human Resources and Compensation Committee suspended the effects of the Alexis Nihon Employee Unit Purchase Plan.

Alexis Nihon Long Term Incentive Plan

Alexis Nihon has adopted the Alexis Nihon Long Term Incentive Plan which provides for the grant of Alexis Nihon Units to key executives and any other employees designated by the Alexis Nihon Trustees, up to a maximum of 40% of their overall bonus. Annually, Alexis Nihon contributes the amount of the bonus to be rendered under the Alexis Nihon Long Term Incentive Plan to the trust administering the Alexis Nihon Long Term Incentive Plan, which in turn purchases Alexis Nihon Units on the open market. The employees become entitled to the Alexis Nihon Units and the income from the distribution over a three-year vesting period of continuous employment.

On December 3, 2006, in compliance with the terms of the Combination Agreement, the Alexis Nihon Board suspended the effects of the Alexis Nihon Long Term Incentive Plan. The Alexis Nihon Long Term Incentive Plan provides for the acceleration of unvested Alexis Nihon Units upon a change of control of Alexis Nihon.

The members of the Human Resources and Compensation Committee, whose names are set out below, have approved the issue of the foregoing report and its inclusion in this Circular.

Richard Guay
Gérard A. Limoges
Robert A. Nihon

24. Securities Authorized for Issuance under Equity Compensation Plans

The following table indicates the number of Alexis Nihon Units to be issued upon the exercise of outstanding options, warrants and rights, the weighted average exercise price of such outstanding option, warrants and rights and the number of Alexis Nihon Units remaining for future issuance under the Alexis Nihon Unit Option Plan.

Plan Category	Number of Alexis Nihon Units to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of Alexis Nihon Units remaining available for future issuance under the Alexis Nihon Unit Option Plan (excluding Alexis Nihon Units reflected in the first column)
Equity compensation plans approved by securityholders	0	N/A	0
Equity compensation plans not approved by securityholders	0	N/A	2,535,180
Total	0	N/A	2,535,180

25. Performance Graph

The Alexis Nihon Units began trading at the opening of business on December 20, 2002 on the TSX (AN.UN).

The following graph compares, as at the end of each quarter up to December 31, 2005, the cumulative total shareholder return on $100 invested on December 31, 2002 in Alexis Nihon Units with the cumulative total shareholder return on the S&P/TSX Composite Index, assuming reinvestment of all dividends.


CUMULATIVE TOTAL RETURN FOR THE PERIOD OF
DECEMBER, 2002 THROUGH DECEMBER, 2005
$190
$170
$150
$130
$110
$90
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Alexis Nihon - Units
S&P/TSX Composite Index

26. Interest of Informed Persons in Material Transactions and Matters to be Acted Upon

In order to provide Alexis Nihon Unitholders with stable, predictable revenues in respect of certain vacant spaces expected to be leased in the near term, A.N. Commerce Inc. entered into a head lease (the "**AN Head Lease**") with Alexis Nihon. The AN Head Lease has a term of ten years from December 20, 2002 and currently applies to approximately 41,334 square feet of leasable area of the properties transferred to Alexis Nihon on the date of its initial public offering (the "**IPO**") at specified market rental rates.

Once a tenant is found for the designated space, the AN Head Lease will be permanently retired in respect of such space and A.N. Commerce Inc. will no longer have the obligation to pay rent with respect to such space, provided that: (i) the credit quality of the tenant is similar to that of tenants that are typical for such space or normally acceptable to a landlord for such space; (ii) the term of the lease is at least five years, unless a shorter term would be typical for such space or would normally be acceptable to a landlord for such space; and (iii) the tenant has occupied the premises and has commenced rental payment under its lease. In the financial year ended December 31, 2005, tenants were found for an aggregate of 22,863 square feet of leasable area of such designated spaces, which applied to 64,197 square feet in 2005.

Services have been provided in the past, on an invoice basis, by Alexis Nihon Management (Canada) Inc., a subsidiary of Alexis Nihon, to entities controlled by Robert A. Nihon and Senator Paul J. Massicotte under employee services agreements dated December 20, 2002. The total value of services provided under these agreements for the nine-month period ended September 30, 2006 was approximately $175,000.

A subsidiary of Alexis Nihon was selected in a bid process by Attractions Hippiques Québec Inc. and related entities controlled by Senator Paul. J. Massicotte, for construction work to be done on the premises owned by such entities. No construction work has been provided by such subsidiary, there is no commitment of Alexis Nihon, any subsidiary of Alexis Nihon or any successor thereof to provide such services in the future and the subsidiary of Alexis Nihon has notified Attractions Hippiques Québec Inc. that it would not be providing any services to it.

Under the terms of a purchase agreement entered into at the time of the IPO pursuant to which the properties forming the original portfolio of Alexis Nihon were sold to it, certain entities controlled by Robert A. Nihon and/or Paul J. Massicotte are responsible for the cost of environmental remediation work at one property owned by Alexis Nihon. The current remaining cost of such remediation is approximately $800,000.

Apart from the information provided in this Alexis Nihon Information Circular or in the unaudited consolidated financial statements of Alexis Nihon for the period ended September 30, 2006, Alexis Nihon has no knowledge of any material interest of an informed person, a Trustee or of a member of management, current or proposed, in any transaction, or in a proposed transaction, that could or would materially affect Alexis Nihon.

27. Documents Incorporated by Reference

The following documents of Alexis Nihon filed with the securities commission or similar authority in each of the provinces of Canada are specifically incorporated by reference into and form an integral part of this Alexis Nihon Information Circular:

(a) the annual information form of Alexis Nihon dated March 29, 2006;

(b) the audited annual financial statements of Alexis Nihon for the fiscal years ended December 31, 2004 and 2005, including the auditor's reports thereon;

(c) the unaudited interim financial statements of Alexis Nihon for the period ended September 30, 2006;

(d) management's discussion and analysis of financial conditions and results of operations of Alexis Nihon for the fiscal year ended December 31, 2005;

(e) management's discussion and analysis of financial conditions and results of operations of Alexis Nihon for the period ended September 30, 2006; and

(f) the material change reports of Alexis Nihon dated December 6, 2006 (relating to the Cash Offer and the Exchange) and December 8, 2006 (relating to the appointment of Robert A. Nihon as Executive Chairman of Alexis Nihon and the resignation of Senator Paul J. Massicotte as an Alexis Nihon Trustee and as Chief Executive Officer of Alexis Nihon).

The following documents of Cominar filed with the securities commission or similar authority in each of the provinces of Canada are specifically incorporated by reference into and form an integral part of this Alexis Nihon Information Circular:

(a) the annual information form of Cominar dated March 31, 2006 (the "**Cominar AIF**");

(b) the audited annual financial statements, together with the accompanying report of the auditors, for the fiscal years ended December 31, 2004 and 2005 of Cominar;

(c) the unaudited interim financial statements of Cominar for the period ended September 30, 2006

(d) management's discussion and analysis of financial condition and results of operations of Cominar for the fiscal year ended December 31, 2005;

(e) management's discussion and analysis of financial condition and results of operations of Cominar for the period ended September 30, 2006; and

(f) the material change report of Cominar dated December 6, 2006 relating to the Cash Offer and the Exchange.

Any material change reports (except confidential material change reports), financial statements and information circulars filed by Cominar or Alexis Nihon after the date of the Cash Offer and this Cominar Circular and before the Expiry Date are deemed to be incorporated by reference in the Cominar Circular.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Alexis Nihon Information Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Alexis Nihon Information Circular.

28. Approval of the Trustees

The contents and the distribution of this Alexis Nihon Information Circular have been approved by the Alexis Nihon Trustees.

29. Additional Information

Financial information is provided in Alexis Nihon's audited financial statements and MD&A for its most recently completed financial year. Copies of these documents and additional information relating to Alexis Nihon are available on SEDAR at www.sedar.com.

DATED at Montreal, Québec, the 20th day of December, 2006.

BY ORDER OF THE BOARD OF TRUSTEES,

(signed) Roger Turpin, Secretary

AUDITORS' CONSENT

We have read the Notice of Special Meeting and Information Circular of Alexis Nihon Real Estate Investment Trust ("Circular"), dated December 20, 2006, relating to the proposed exchange transaction and the other transactions contemplated in the Combination Agreement between Alexis Nihon Real Estate Investment Trust and Cominar Real Estate Investment Trust ("Cominar"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Circular of our report to the Unitholders of Cominar on the consolidated balance sheets of Cominar as at December 31, 2005 and 2004, and the consolidated statements of unitholders' equity, income and cash flows for each of the years in the two-year period ended December 31, 2005. Our report is dated January 27, 2006 [except as to note 19 which is as of January 30, 2006].

(signed) **Ernst & Young LLP**
CHARTERED ACCOUNTANTS

Quebec City, Canada
December 20, 2006

AUDITORS' CONSENT

We have read the Notice of Special Meeting and Information Circular of Alexis Nihon Real Estate Investment Trust ("Circular"), dated December 20, 2006, relating to the proposed exchange transaction and the other transactions contemplated in the Combination Agreement between Alexis Nihon Real Estate Investment Trust ("Alexis Nihon") and Cominar Real Estate Investment Trust. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Circular of our report to the Unitholders of Alexis Nihon on the consolidated balance sheets of Alexis Nihon as at December 31, 2005 and 2004 and the consolidated statements of unitholder's equity, of income, and cash flows, for each of the years ended December 31, 2005 and 2004. Our report is dated February 3, 2006.

(signed) **RSM Richter LLP**
CHARTERED ACCOUNTANTS

Montreal, Québec
December 20, 2006

CONSENT OF COUNSEL

To: The trustees of Alexis Nihon Real Estate Investment Trust

WE HEREBY CONSENT to the reference to our opinion contained under "Certain Canadian Federal Income Tax Considerations" in the Alexis Nihon information circular dated December 20, 2006.

DATED at Montreal, Québec this 20th day of December, 2006.

(signed) **Fasken Martineau DuMoulin LLP**

APPENDIX "A"

FORM OF EXCHANGE RESOLUTION

RESOLUTION:

1. The transactions contemplated in the Combination Agreement dated December 3, 2006 (as it may be or may have been modified or amended) are approved.
2. The Alexis Nihon Contract of Trust be and it is hereby amended effective immediately prior to the Closing Time (as defined in the Combination Agreement) in order to permit the Pre-Exchange Unit Redemption (which will result in the redemption and/or reteraction of Alexis Nihon Units by Alexis Nihon in consideration of $17.00 per Unit) and the subsequent redemption and/or retraction of the Alexis Nihon Units (whereby the Alexis Nihon Units are transferred to Alexis Nihon) in exchange for Cominar Units as contemplated by the Exchange (as defined in the Combination Agreement) and as otherwise may be necessary in order to give effect to all of the terms of the Combination.
3. The Alexis Nihon Contract of Trust be and it is hereby amended effective immediately prior to Closing Time (as defined in the Combination Agreement) in order to permit capital gains and taxable capital gains realized by Alexis Nihon to be allocated to Alexis Nihon Unitholders who are redeemed for cash pursuant to Pre-Exchange Unit Redemption and to make any and all designations under the Tax Act (and any equivalent provisions under a provincial tax statute) in respect of same.
4. The investment and operating policies set forth in Article 5 of the Alexis Nihon Contract of Trust and any and all other provisions of the Alexis Nihon Contract of Trust as may be required be and they are waived, solely in connection with any and all transactions forming part of the Combination, including, without limitation, the Cash Offer, the Pre-Exchange Unit Redemption, the Exchange, the acquisition of the Alexis Nihon Assets and the financing of such acquisition, including, without limitation, any required borrowing by Alexis Nihon.
5. The Alexis Nihon Contract of Trust be and it is hereby further amended as may be necessary or rexpedient to carry out all of the terms of the Combination.
6. Any officer or trustee of Alexis Nihon is authorized to execute and deliver all documents and do all acts or things as may be necessary or desirable to give effect to this resolution.
7. Notwithstanding that this resolution has been passed by the Alexis Nihon Unitholders, the trustees are authorized without further notice to or approval of the Alexis Nihon Unitholders: (i) to amend the Combination Agreement to the extent permitted by the Combination Agreement; and (ii) not to proceed with the Combination in accordance with the Combination Agreement.

APPENDIX "B"

CIBC WORLD MARKETS INC. FAIRNESS OPINIONS



CIBC
World Markets

CIBC WORLD MARKETS INC.
BCE Place,
161 Bay Street, 6th Floor
Toronto, Ontario
M5J 2S8

December 3, 2006

The Members of the Transaction Committee of the Board of Trustees and
the Board of Trustees
of Alexis Nihon Real Estate Investment Trust
3400 De Maisonneuve Boulevard West, Suite 1010
Montreal, PQ H3Z 3B8

To the Trustees:

CIBC World Markets Inc. ("CIBC World Markets", "we" or "us") understands that Alexis Nihon Real Estate Investment Trust ("Alexis Nihon REIT" or the "Trust") is proposing to enter into a combination agreement, to be dated the date hereof (the "Combination Agreement"), with Cominar Real Estate Investment Trust ("Cominar REIT") pursuant to which:

(a) Cominar REIT will make, or cause a direct or indirect wholly-owned subsidiary of Cominar REIT to make, an offer (the "Offer") for any and all of the outstanding trust units of Alexis Nihon REIT (the "Alexis Nihon Units") in consideration (the "Offer Consideration") for, at the option of each holder of Alexis Nihon Units (a "Unitholder"), for each Alexis Nihon Unit, (a) $17.00 in cash or (b) 0.77 of a trust unit of Cominar REIT ("Cominar Unit") (the "Exchange Ratio"), subject to pro-ration as described below;

(b) immediately following the taking up and payment for Alexis Nihon Units under the Offer by Cominar REIT, Cominar REIT will acquire from Alexis Nihon REIT all or substantially all of its property, assets and undertaking in consideration for (the "Asset Acquisition Consideration") the assumption by Cominar REIT of all of the liabilities of Alexis Nihon REIT and the issuance to Alexis Nihon REIT of an aggregate number of Cominar Units (the "Payment Units") equal to the number of Alexis Nihon Units outstanding as of the opening of business on the date of completion of the Offer multiplied by the Exchange Ratio; and

(c) Alexis Nihon REIT will cause all of the outstanding Alexis Nihon Units (except, if necessary, such number of Alexis Nihon Units then held by Cominar REIT as shall be determined jointly by Cominar REIT and Alexis Nihon REIT, each acting reasonably, provided that in no event shall less than substantially all of the Alexis Nihon Units be redeemed or retracted) to be redeemed or retracted in exchange for the distribution, on a pro rata basis, to all Unitholders (including Cominar as a result of the acceptance of the Offer) of all of the Payment Units.

There will be a maximum of $127.5 million paid in cash in the aggregate, and, if more than such amount in cash payments is elected, then the cash will be pro-rated. There will be an aggregate maximum number of 17,294,833 Cominar Units available under the Offer and the Exchange Transaction (as defined below), and, if more than such number is elected, then the Cominar Units will be pro-rated and Alexis Nihon Unitholders will receive cash under the Offer and/or the Exchange Transaction on a pro-rata basis.

In this letter, the transactions described in clauses (b) and (c) are referred to collectively as the "Exchange Transaction", the Exchange Transaction and the Offer are referred to collectively as the "Proposed Transaction" and the Offer Consideration and the Asset Acquisition Consideration are referred to collectively as the "Consideration".

Cominar REIT's obligation to take up and pay for any Alexis Nihon Units tendered in acceptance of the Offer will be subject to certain conditions as set out in the Combination Agreement.

Engagement of CIBC World Markets

By letter agreement dated November 22, 2006 (the "Engagement Agreement"), Alexis Nihon REIT retained CIBC World Markets to act as a financial advisor to Alexis Nihon REIT and its Trustees in connection with the Offer and any alternative transaction. Pursuant to the Engagement Agreement, Alexis Nihon REIT has requested that we prepare and deliver to its Trustees our written opinion (the "Opinion") as to the fairness, from a financial point of view, of the Consideration offered to Unitholders pursuant to the Proposed Transaction.

CIBC World Markets will be paid a fee for rendering the Opinion and will be paid an additional fee contingent upon completion of the Proposed Transaction or any alternative transaction. The Trust has also agreed to indemnify CIBC World Markets in respect of certain liabilities that might arise out of our engagement.

Credentials of CIBC World Markets

CIBC World Markets is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC World Markets and the form and content herein have been approved for release by a committee of our managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

i) a draft dated December 1, 2006 of the Combination Agreement;

ii) a draft dated December 1, 2006 of the Lock-Up Agreement;

iii) the annual report and audited financial statements of Alexis Nihon REIT for the fiscal years ended December 31, 2003, 2004, and 2005;

iv) the interim reports, comparative unaudited financial statements and management's discussion and analyses of Alexis Nihon REIT for the three, six and nine months ended March 31, 2006, June 30, 2006 and September 30, 2006;

v) Alexis Nihon REIT's annual information form dated March 29, 2006;

vi) the management information circular of Alexis Nihon REIT dated March 2, 2006 relating to the annual meeting of unitholders held on May 15, 2006;

vii) 2007 budget and 2006 forecast results for each property and other related property level information for Alexis Nihon REIT;

viii) Alexis Nihon REIT's contract of trust dated October 18, 2002 as amended and restated on May 15, 2006;

ix) certain internal financial, operational, business and other information concerning Alexis Nihon REIT that was prepared or provided by the management of Alexis Nihon REIT, including internal operating and financial budgets and projections prepared by Alexis Nihon REIT's management;

x) the annual report and audited financial statements of Cominar REIT for the fiscal years ended December 31, 2003, 2004, and 2005;

xi) the interim reports, comparative unaudited financial statements and management's discussion and analyses of Cominar REIT for the three, six and nine months ended March 31, 2006, June 30, 2006 and September 30, 2006;

xii) Cominar REIT's annual information form dated March 30, 2006;

xiii) the management information circular of Cominar REIT dated March 23, 2006 relating to the annual meeting of unitholders held on May 10, 2006;

xiv) certain reports prepared by Altus Helyar regarding properties of Cominar REIT;

xv) Cominar REIT's contract of trust dated March 31, 1998 as amended and restated on May 11, 2004;

xvi) certain internal financial, operational, business and other information concerning Cominar REIT that was prepared or provided by the management of Cominar REIT;

xvii) site visits of certain properties of Alexis Nihon REIT and Cominar REIT in February 2006;

xviii) trading statistics and selected financial information of Alexis Nihon REIT, Cominar REIT, other selected public entities and comparable acquisition transactions considered by us to be relevant;

xix) various reports published by equity research analysts and industry sources regarding Alexis Nihon REIT, Cominar REIT and other publicly-traded entities, to the extent deemed relevant by us;

xx) certificates addressed to us, dated as of the date hereof, from two senior officers of Alexis Nihon REIT as to the completeness and accuracy of the respective information provided to us by them; and

xxi) such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

In addition, we have participated in discussions with members of the senior management of Alexis Nihon REIT regarding Alexis Nihon REIT's past and current business operations, financial conditions and future prospects. We have also participated in discussions with members of the senior management of Cominar REIT regarding Cominar REIT's past and current business operations, financial conditions and future prospects. We have also participated in discussions with Fasken Martineau Dumoulin LLP, legal counsel to Alexis Nihon REIT, Davies Ward Phillips & Vineberg LLP, legal counsel to Cominar REIT and National Bank Financial, financial advisor to Cominar REIT regarding the Proposed Transaction, the Combination Agreement and related matters.

Assumptions and Limitations

Our Opinion is subject to the assumptions, explanations and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of Alexis Nihon REIT, Cominar REIT or any of their respective affiliates and our Opinion should not be construed as such.

With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by Alexis Nihon REIT, Cominar REIT or their respective affiliates or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. Without limiting the foregoing, we have not met with the independent auditors of Alexis Nihon REIT or Cominar REIT and we have relied upon and assumed the accuracy and fair presentation of Alexis Nihon REIT's and Cominar REIT's audited financial statements and the reports of the auditors thereon.

With respect to historical financial data, operating and financial forecasts and budgets provided to us concerning Alexis Nihon REIT and relied upon in our analysis, we have assumed (subject to the exercise of our professional judgment) that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of management of Alexis Nihon REIT having regard to its respective business, plans, financial condition and prospects. In the case of Cominar REIT, certain financial forecasts were prepared by CIBC World Markets which were reviewed and discussed with senior management of Cominar REIT and were based on certain budgets provided to us by Cominar REIT. We have assumed (subject to the exercise of our professional judgment) that those budgets have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of management of Cominar REIT having regard to its respective business, plans, financial condition and prospects.

We have also assumed that all of the representations and warranties contained in the Combination Agreement are correct as of the date hereof, that the Proposed Transaction will be completed substantially in accordance with the terms of the Combination Agreement and all applicable laws, that Cominar REIT's take-over bid circular relating to the Offer will disclose all material facts relating to the Offer and otherwise complies with applicable legal requirements and that Alexis Nihon REIT's trustees circular relating to the Offer and management information circular relating to the Exchange Transaction will satisfy all applicable legal requirements.

Alexis Nihon REIT has represented to us, in a certificate of two senior officers of Alexis Nihon REIT, dated as at the date hereof, among other things, that the information, data and other materials provided to us by or on behalf of Alexis Nihon REIT, including the written information and discussions concerning Alexis Nihon REIT referred to above under the heading "Scope of Review" (collectively, the "Alexis Nihon Information"), are complete and correct at the date Alexis Nihon REIT Information was provided to us and that, since that date there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Alexis Nihon REIT or any of its subsidiaries and no material change has occurred in the Alexis Nihon REIT Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

Except as expressly noted above under the heading "Scope of Review", we have not conducted any investigation concerning the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Alexis Nihon REIT, Cominar REIT or any of their respective affiliates.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Proposed Transaction or the sufficiency of this letter for your purposes.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Alexis Nihon REIT as they are reflected in Alexis Nihon Information, of Cominar REIT as they are reflected in the information, data and other materials provided to us by or on behalf of Cominar REIT or otherwise obtained by us from public sources, and as they were represented to us in our discussions with management of Alexis Nihon REIT and Cominar REIT, respectively. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, capital markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

The Opinion has been provided to the Members of the Transaction Committee of the Board of Trustees of Alexis Nihon REIT and the Board of Trustees of Alexis Nihon REIT for their exclusive use only in considering the Proposed Transaction and may not be relied upon by any other person, or for any other purpose or published without the prior written consent of CIBC World Markets. Our Opinion is not to be construed as a recommendation to any Unitholder as to whether to tender Alexis Nihon Units to the Offer, on how to vote at the special meeting of Unitholders to consider the Exchange Transaction, or as an opinion concerning the trading price or value of the Cominar Units following the announcement or completion of the Proposed Transaction.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after today.

Opinion

Based upon and subject to the foregoing and such other matters as we have considered relevant, it is our opinion, as of the date hereof, that the Consideration offered to the Unitholders pursuant to the Proposed Transaction is fair, from a financial point of view, to the Unitholders.

Yours very truly,

(signed) CIBC WORLD MARKETS INC.

CIBC World Markets

CIBC WORLD MARKETS INC.
BCE Place,
161 Bay Street, 6th Floor
Toronto, Ontario
M5J 2S8

December 20, 2006

The Members of the Transaction Committee of the Board of Trustees and
the Board of Trustees
of Alexis Nihon Real Estate Investment Trust
3400 De Maisonneuve Boulevard West, Suite 1010
Montreal, PQ H3Z 3B8

To the Trustees:

CIBC World Markets Inc. ("CIBC World Markets", "we" or "us") understands that Alexis Nihon Real Estate Investment Trust ("Alexis Nihon REIT" or the "Trust") is proposing to enter into an amending agreement, to be dated the date hereof (the "Amending Agreement"), with respect to the combination agreement dated December 3, 2006 (the "Combination Agreement", together with the Amending Agreement, the "Amended Combination Agreement") made between Cominar Real Estate Investment Trust ("Cominar REIT") and the Trust. Pursuant to the Amended Combination Agreement:

(a) Cominar REIT will make, or cause a direct or indirect wholly-owned subsidiary of Cominar REIT to make, an offer (the "Offer") to the holders (each, a "Unitholder") of all of the outstanding trust units of Alexis Nihon REIT (the "Alexis Nihon Units") on the basis of $17.00 in cash (the "Offer Consideration") per Alexis Nihon Unit, subject to pro-ration as described below;

(b) immediately following the taking up and payment for Alexis Nihon Units under the Offer by Cominar REIT, Cominar REIT will acquire from Alexis Nihon REIT all or substantially all of its property, assets and undertaking in consideration for (the "Asset Acquisition Consideration") the assumption by Cominar REIT of all of the liabilities of Alexis Nihon REIT and the issuance to Alexis Nihon REIT of an aggregate number of trust units ("Cominar Units") of Cominar REIT (the "Payment Units") on the basis of 0.77 of a Cominar Unit per Alexis Nihon Unit (the "Exchange Ratio"), subject to pro-ration as described below; and

(c) Alexis Nihon REIT will cause all of the outstanding Alexis Nihon Units (except, if necessary, such number of Alexis Nihon Units then held by Cominar REIT as shall be determined jointly by Cominar REIT and Alexis Nihon REIT, each acting reasonably, provided that in no event shall less than substantially all of the Alexis Nihon Units be redeemed or retracted) to be redeemed or retracted in exchange for the distribution, on a pro rata basis, to all Unitholders (including Cominar REIT as a result of the acceptance of the Offer) of all of the Payment Units.

The maximum amount of cash available under the Offer to Unitholders will be limited to $127.5 million and, if more than such amount is elected under the Offer, then such cash amount will be pro-rated. There will be an aggregate maximum number of 17,284,777 Cominar Units that will be available under the Exchange Transaction (as defined below) and, if more than such number is elected under the Exchange Transaction, then following completion of the Offer but prior to commencement of the Exchange Transaction, the then outstanding Alexis Nihon Units (other than Alexis Nihon Units held by Cominar REIT or an affiliate or subsidiary of Cominar REIT following the take-up and payment of and for Alexis Nihon Units tendered under the Offer) will be redeemed on a pro rata basis by Alexis Nihon REIT (and thus transferred to Alexis Nihon REIT) to the extent of the difference between: (i) $127.5 million; and (ii) the actual amount of cash used to pay for Alexis Nihon Units under the Offer.

In this letter, the transactions described in clauses (b) and (c) are referred to collectively as the "Exchange Transaction", the Exchange Transaction and the Offer are referred to collectively as the "Proposed Transaction" and the Offer Consideration and the Asset Acquisition Consideration are referred to collectively as the "Consideration".

Cominar REIT's obligation to take up and pay for any Alexis Nihon Units tendered in acceptance of the Offer will be subject to certain conditions as set out in the Amended Combination Agreement.

Engagement of CIBC World Markets

By letter agreement dated November 22, 2006 (the "Engagement Agreement"), Alexis Nihon REIT retained CIBC World Markets to act as a financial advisor to Alexis Nihon REIT and its Trustees in connection with the Offer and any alternative transaction. Pursuant to the Engagement Agreement, Alexis Nihon REIT has requested that we prepare and deliver to its Trustees our written opinion (the "Opinion") as to the fairness, from a financial point of view, of the Consideration offered to Unitholders pursuant to the Proposed Transaction.

CIBC World Markets will be paid a fee for rendering the Opinion and will be paid an additional fee contingent upon completion of the Proposed Transaction or any alternative transaction. The Trust has also agreed to indemnify CIBC World Markets in respect of certain liabilities that might arise out of our engagement.

Credentials of CIBC World Markets

CIBC World Markets is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC World Markets and the form and content herein have been approved for release by a committee of our managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

i) a draft dated December 19, 2006 of the Amending Agreement;

ii) the Combination Agreement;

iii) a draft dated December 1, 2006 of the Lock-Up Agreement;

iv) the annual report and audited financial statements of Alexis Nihon REIT for the fiscal years ended December 31, 2003, 2004, and 2005;

v) the interim reports, comparative unaudited financial statements and management's discussion and analyses of Alexis Nihon REIT for the three, six and nine months ended March 31, 2006, June 30, 2006 and September 30, 2006;

vi) Alexis Nihon REIT's annual information form dated March 29, 2006;

vii) the management information circular of Alexis Nihon REIT dated March 2, 2006 relating to the annual meeting of unitholders held on May 15, 2006;

viii) 2007 budget and 2006 forecast results for each property and other related property level information for Alexis Nihon REIT;

ix) Alexis Nihon REIT's contract of trust dated October 18, 2002 as amended and restated on May 15, 2006;

x) certain internal financial, operational, business and other information concerning Alexis Nihon REIT that was prepared or provided by the management of Alexis Nihon REIT, including internal operating and financial budgets and projections prepared by Alexis Nihon REIT's management;

xi) the annual report and audited financial statements of Cominar REIT for the fiscal years ended December 31, 2003, 2004, and 2005;

xii) the interim reports, comparative unaudited financial statements and management's discussion and analyses of Cominar REIT for the three, six and nine months ended March 31, 2006, June 30, 2006 and September 30, 2006;

xiii) Cominar REIT's annual information form dated March 30, 2006;

xiv) the management information circular of Cominar REIT dated March 23, 2006 relating to the annual meeting of unitholders held on May 10, 2006;

xv) certain reports prepared by Altus Helyar regarding properties of Cominar REIT;

xvi) Cominar REIT's contract of trust dated March 31, 1998 as amended and restated on May 11, 2004;

xvii) certain internal financial, operational, business and other information concerning Cominar REIT that was prepared or provided by the management of Cominar REIT;

xviii) site visits of certain properties of Alexis Nihon REIT and Cominar REIT in February 2006;

xix) trading statistics and selected financial information of Alexis Nihon REIT, Cominar REIT, other selected public entities and comparable acquisition transactions considered by us to be relevant;

xx) various reports published by equity research analysts and industry sources regarding Alexis Nihon REIT, Cominar REIT and other publicly-traded entities, to the extent deemed relevant by us;

xxi) certificates addressed to us, dated as of the date hereof, from two senior officers of Alexis Nihon REIT as to the completeness and accuracy of the respective information provided to us by them; and

xxii) such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

In addition, we have participated in discussions with members of the senior management of Alexis Nihon REIT regarding Alexis Nihon REIT's past and current business operations, financial conditions and future prospects. We have also participated in discussions with members of the senior management of Cominar REIT regarding Cominar REIT's past and current business operations, financial conditions and future prospects. We have also participated in discussions with Fasken Martineau Dumoulin LLP, legal counsel to Alexis Nihon REIT, Davies Ward Phillips & Vineberg LLP, legal counsel to Cominar REIT and

National Bank Financial, financial advisor to Cominar REIT regarding the Proposed Transaction, the Amended Combination Agreement and related matters.

Assumptions and Limitations

Our Opinion is subject to the assumptions, explanations and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of Alexis Nihon REIT, Cominar REIT or any of their respective affiliates and our Opinion should not be construed as such.

With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by Alexis Nihon REIT, Cominar REIT or their respective affiliates or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. Without limiting the foregoing, we have not met with the independent auditors of Alexis Nihon REIT or Cominar REIT and we have relied upon and assumed the accuracy and fair presentation of Alexis Nihon REIT's and Cominar REIT's audited financial statements and the reports of the auditors thereon.

With respect to historical financial data, operating and financial forecasts and budgets provided to us concerning Alexis Nihon REIT and relied upon in our analysis, we have assumed (subject to the exercise of our professional judgment) that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of management of Alexis Nihon REIT having regard to its respective business, plans, financial condition and prospects. In the case of Cominar REIT, certain financial forecasts were prepared by CIBC World Markets which were reviewed and discussed with senior management of Cominar REIT and were based on certain budgets provided to us by Cominar REIT. We have assumed (subject to the exercise of our professional judgment) that those budgets have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of management of Cominar REIT having regard to its respective business, plans, financial condition and prospects.

We have also assumed that all of the representations and warranties contained in the Amended Combination Agreement are correct as of the date hereof, that the Proposed Transaction will be completed substantially in accordance with the terms of the Amended Combination Agreement and all applicable laws, that Cominar REIT's take-over bid circular relating to the Offer will disclose all material facts relating to the Offer and otherwise complies with applicable legal requirements and that Alexis Nihon REIT's trustees circular relating to the Offer and management information circular relating to the Exchange Transaction will satisfy all applicable legal requirements.

Alexis Nihon REIT has represented to us, in a certificate of two senior officers of Alexis Nihon REIT, dated as at the date hereof, among other things, that the information, data and other materials provided to us by or on behalf of Alexis Nihon REIT, including the written information and discussions concerning Alexis Nihon REIT referred to above under the heading "Scope of Review" (collectively, the "Alexis Nihon Information"), are complete and correct at the date Alexis Nihon REIT Information was provided to us and that, since that date there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Alexis Nihon REIT or any of its subsidiaries and no material change has occurred in the Alexis

Nihon REIT Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

Except as expressly noted above under the heading "Scope of Review", we have not conducted any investigation concerning the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Alexis Nihon REIT, Cominar REIT or any of their respective affiliates.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Proposed Transaction or the sufficiency of this letter for your purposes.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Alexis Nihon REIT as they are reflected in Alexis Nihon Information, of Cominar REIT as they are reflected in the information, data and other materials provided to us by or on behalf of Cominar REIT or otherwise obtained by us from public sources, and as they were represented to us in our discussions with management of Alexis Nihon REIT and Cominar REIT, respectively. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, capital markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

The Opinion has been provided to the Members of the Transaction Committee of the Board of Trustees of Alexis Nihon REIT and the Board of Trustees of Alexis Nihon REIT for their exclusive use only in considering the Proposed Transaction and may not be relied upon by any other person, or for any other purpose or published without the prior written consent of CIBC World Markets. Our Opinion is not to be construed as a recommendation to any Unitholder as to whether to tender Alexis Nihon Units to the Offer, on how to vote at the special meeting of Unitholders to consider the Exchange Transaction, or as an opinion concerning the trading price or value of the Cominar Units following the announcement or completion of the Proposed Transaction.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after today.

Opinion

Based upon and subject to the foregoing and such other matters as we have considered relevant, it is our opinion, as of the date hereof, that the Consideration offered to the Unitholders pursuant to the Proposed Transaction is fair, from a financial point of view, to the Unitholders.

Yours very truly,

(signed) CIBC WORLD MARKETS INC.

SCHEDULE "A"

COMINAR PRO FORMA FINANCIAL STATEMENTS

Pro Forma Consolidated Financial Statements

Cominar Real Estate Investment Trust

Unaudited – See Compilation Report
September 30, 2006

COMPILATION REPORT ON THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Trustees of
Cominar Real Estate Investment Trust:

We have read the accompanying unaudited pro forma consolidated balance sheet of Cominar Real Estate Investment Trust ("Cominar REIT") as at September 30, 2006 and the unaudited pro forma consolidated statements of income for the nine months then ended and for the year ended December 31, 2005, and have performed the following procedures.

1. Compared the figures in the columns captioned "Cominar REIT" to the unaudited consolidated financial statements of Cominar REIT as at September 30, 2006 and for the nine months then ended, and the audited financial statements of Cominar REIT for the year ended December 31, 2005, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Alexis Nihon REIT" to the unaudited consolidated financial statements of Alexis Nihon Real Estate Investment Trust ("Alexis Nihon REIT") as at September 30, 2006 and for the nine months then ended, and the audited financial statements of Alexis Nihon REIT for the year ended December 31, 2005, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of Cominar REIT who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the pro forma consolidated financial statements comply as to form in all material respects with National Instrument 51-102 Continuous Disclosure Obligations.

The officials:

(a) described to us the basis for determination of the pro forma adjustments; and

(b) stated that the pro forma consolidated financial statements comply as to form in all material respects with National Instrument 51-102 Continuous Disclosure Obligations.

4. Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Cominar REIT" and "Alexis Nihon REIT" as at September 30, 2006 and for the nine months then ended, and for the year ended December 31, 2005, and found the amounts in the column captioned "Pro forma consolidated" to be arithmetically correct.

A pro forma consolidated financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.


Ernst & Young LLP

Québec City, Canada
December 20, 2006

Chartered Accountants

Cominar Real Estate Investment Trust

PRO FORMA CONSOLIDATED BALANCE SHEET

As at September 30, 2006

Unaudited – See the Compilation Report
[in thousands of dollars]

	Cominar REIT $	Alexis Nihon REIT $	Pro forma adjustments $	Note 3	Pro forma consolidated $
ASSETS					
Income properties	688,040	697,397	(23,058)	1(a)	
			(7,074)	2	
			222,986	4	1,578,291
Intangible assets	—	38,167	(38,167)	3	
			7,074	2	
			87,283	5	94,357
Properties under development	17,685	—	—		17,685
Land held for future development	6,590	964	—		7,554
Deferred expenses and other assets	31,731	25,232	20,753	1(a)	
			(23,809)	3	
			(15,603)	1(b)	38,304
Prepaid expenses	7,496	—	7,585	1(b)	15,081
Accounts receivable	14,003	—	2,305	1(a)	
			8,018	1(b)	24,326
Due from companies under common control of certain trustees of the REIT	—	412	—		412
	765,545	762,172	248,293		1,776,010
LIABILITIES AND UNITHOLDERS' EQUITY					
Liabilities					
Mortgages payable	273,966	401,339	(1,992)	1(c)	
			3,103	8	676,416
Convertible debentures	48,181	53,571	14,927	6	
			(11,751)	9	104,928
Bank indebtedness	47,499	57,063	140,500	7	245,062
Intangible liabilities	—	2,606	(2,606)	3	—
Accounts payable and accrued liabilities	20,615	18,351	1,992	1(c)	40,958
Distributions payable to unitholders	3,581	2,086	—		5,667
	393,842	535,016	144,173		1,073,031
Unitholders' equity	371,703	227,156	11,751	9	
			(227,156)	10	
			319,525	10	702,979
	765,545	762,172	248,293		1,776,010

See accompanying notes to the pro forma consolidated financial statements

PRO FORMA CONSOLIDATED STATEMENT OF INCOME

Year ended December 31, 2005
[in thousands of dollars except per unit amounts]

Unaudited – See the Compilation Report

	Cominar REIT $	Alexis Nihon REIT $	Pro forma adjustments $	Note 4	Pro forma consolidated $
Operating revenues					
Rental revenue from income properties	122,104	121,496	782	2	244,382
Operating expenses	48,022	58,666	—		106,688
Operating income before the under noted	74,082	62,830	782		137,694
Interest on borrowings	21,079	26,413	13,272	4	
			(218)	5	
			(655)	3	
			(1,615)	6	58,276
Depreciation of income properties and amortization of intangible assets	14,766	15,220	15,768	1	
			8,458	7	54,212
Amortization of deferred expenses and other assets	5,648	10,856	(2,212)	3	
			(8,458)	7	5,834
Internalization of construction management company	—	1,613	—		1,613
	41,493	54,102	24,340		119,935
Operating income from real estate assets	32,589	8,728	(23,558)		17,759
Trust administrative expenses	1,757	2,600	—		4,357
Other revenues	238	—	—		238
Net income from continuing operations	31,070	6,128	(23,558)		13,640
Net income from discontinued operations	257	—	—		257
Net income	31,327	6,128	(23,558)		13,897
Basic net income per unit	0.961	0.239		8	0.297
Diluted net income per unit	0.946	0.239		8	0.294

See accompanying notes to the pro forma consolidated financial statements

Cominar Real Estate Investment Trust

PRO FORMA CONSOLIDATED STATEMENT OF INCOME

Nine-months ended September 30, 2006 Unaudited – See the Compilation Report
[in thousands of dollars except per unit amounts]

	Cominar REIT $	Alexis Nihon REIT $	Pro forma adjustments $	Note 5	Pro forma consolidated $
Operating revenues					
Rental revenue from income properties	98,664	102,371	587	2	201,622
Operating expenses	39,205	47,767	—		86,972
Operating income before the under noted	59,459	54,604	587		114,650
Interest on borrowings	16,626	22,613	9,954	4	
			(164)	5	
			(501)	3	
			(1,211)	6	47,317
Depreciation of income properties and amortization of intangible assets	12,088	12,285	11,825	1	
			7,765	7	43,963
Amortization of deferred expenses and other assets	5,136	10,266	(2,365)	3	
			(7,765)	7	5,272
	33,850	45,164	17,538		96,552
Operating income from real estate assets	25,609	9,440	(16,951)		18,098
Trust administration expenses	1,628	1,945	—		3,573
Other revenues	201	—	—		201
Unusual item	554	—	—		554
Net income	23,628	7,495	(16,951)		14,172
Basic net income per unit	0.701	0.290		8	0.296
Diluted net income per unit	0.691	0.290		8	0.293

See accompanying notes to the pro forma consolidated financial statements

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006 Unaudited – See the Compilation Report
[in thousands of dollars except per unit amounts]

1. BASIS OF PRESENTATION

On December 4, 2006, Cominar Real Estate Investment Trust ("Cominar REIT") announced its intention to make an offer (the "Offer") to the unitholders of Alexis Nihon Real Estate Investment Trust ("Alexis Nihon REIT") to acquire trust units of Alexis Nihon REIT and will acquire all or substantially all of the assets of Alexis Nihon REIT in an exchange for units of Cominar REIT (the "exchange") under a combination agreement dated December 3, 2006 (subsequently amended on December 20, 2006) ("the Combination Agreement").

Cominar REIT is an unincorporated closed-end real estate investment trust created pursuant to a Contract of Trust on March 31, 1998 under the laws of the Province of Québec. Cominar REIT is authorized to issue an unlimited number of units of a single class. The units represent a unitholder's proportionate and undivided ownership interest in Cominar REIT. Each unit confers the right to one vote at any meeting of unitholders and the right to participate equally and ratably in any distributions.

The accompanying unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of income of Cominar REIT have been prepared by management in accordance with National Instrument 51-102 Continuous Disclosure Obligations using information derived from the unaudited consolidated financial statements of Cominar REIT and the unaudited consolidated financial statements of Alexis Nihon REIT as at September 30, 2006 and for the nine months then ended, and the audited financial statements of Cominar REIT and Alexis Nihon REIT for the fiscal year ended December 31, 2005, respectively.

The accounting policies used in preparing the pro forma consolidated financial statements are in accordance with those disclosed in the audited financial statements of Cominar REIT.

The unaudited pro forma consolidated financial statements should be read in conjunction with the description of the transactions in the Cominar Real Estate Investment Trust Circular ("the Circular") and the audited financial statements of Cominar REIT and Alexis Nihon REIT including the accompanying notes.

The unaudited pro forma consolidated financial statements of Cominar REIT are not necessarily indicative of the results or financial position that actually would have been achieved if the transactions and assumptions reflected herein had actually occurred on the dates indicated or the results or financial position of Cominar REIT that may be obtained in the future. In preparing these unaudited pro forma consolidated financial statements, no adjustments have been made to reflect the operating synergies or savings with respect to general and administrative costs, if any, expected to result from the combination of Cominar REIT and Alexis Nihon REIT.

1. BASIS OF PRESENTATION [Cont'd]

The purchase price and the purchase price allocation are based on preliminary estimates including estimates of fair values as at the date of the preparation of these unaudited pro forma consolidated financial statements and do not necessarily reflect values that will be used at the time the combination of Cominar REIT and Alexis Nihon REIT is effected and the Closing Date occurs, and accordingly, are subject to material change.

2. PRO FORMA CONSOLIDATED BALANCE SHEET AND PRO FORMA CONSOLIDATED STATEMENT OF INCOME

Pursuant to "the cash Offer" included into the Combination Agreement, Cominar REIT offers to purchase from all of the Alexis Nihon REIT Unitholders, including Alexis Nihon REIT Unitholders upon the conversion of the Alexis Nihon REIT Convertible Debentures, for $17.00 cash per Alexis Nihon REIT Unit, Alexis Nihon REIT Units to a maximum of $127,500 in the aggregate. In the event more than such amount is elected under the Offer, then the cash payable to each former Alexis Nihon REIT Unitholder will be pro-rated according to the number of Alexis Nihon REIT Units deposited by each such former Alexis Nihon REIT Unitholder divided by the total number of Alexis Nihon REIT Units deposited pursuant to the Offer, with the balance to be paid in Cominar REIT Units. Following the Offer, Cominar REIT intends to buy all or substantially all of Alexis Nihon REIT's assets in consideration for the issuance by Cominar REIT to Alexis Nihon REIT of Cominar REIT Units (the "Exchange") on the basis of an exchange ratio of 0.77 of a Cominar REIT Unit (subject to adjustment) for each issued and outstanding Alexis Nihon REIT Unit and the assumption by Cominar REIT of all of Alexis Nihon REIT's liabilities (with certain agreed exceptions). All of the issued and outstanding Alexis Nihon REIT Units (except for certain Alexis Nihon REIT Units to be held by Cominar REIT upon completion of the Offer) will then be redeemed or retracted by Alexis Nihon REIT whereby such Alexis Nihon REIT Units will be transferred to Alexis Nihon REIT in exchange for Cominar REIT Units in accordance with the Exchange Ratio. There is a maximum of 17,284,777 Cominar REIT Units available under the Exchange (taking into account 3,102,564 units to be issued on the potential conversion of all Alexis Nihon REIT Convertible Debentures). If more than such amount is elected under the Exchange then, following completion of the Offer but prior to the commencement of the Exchange, the then outstanding Alexis Nihon REIT Units (other than Alexis Nihon REIT Units held by Cominar REIT) will be redeemed on a pro rata basis by Alexis Nihon REIT (and thus transferred to Alexis Nihon REIT) to the extent of the difference between $127,500 and the actual amount of cash used to pay for Alexis Nihon REIT Units under the Offer.

[in thousands of dollars except per unit amounts]

2. PRO FORMA CONSOLIDATED BALANCE SHEET AND PRO FORMA CONSOLIDATED STATEMENT OF INCOME [Cont'd]

For accounting purposes, Cominar REIT Units to be issued will be allocated a value of $22.53 per unit, i.e. the average closing price for Cominar REIT Units on the Toronto Stock Exchange ("TSX") on the five trading days preceding and following December 4, 2006, the date the transaction was announced, and it is assumed that 14,182,213 Cominar REIT Units will be issued (and that none of the Convertible Debentures are converted) and the maximum amount of cash of $127,500 will be used.

The transaction will be accounted for using the purchase method. The unaudited pro forma consolidated financial statements contained herein reflect the transaction based on the assumption that all Alexis Nihon REIT units are acquired under the transaction.

The following table summarizes the details and assumptions regarding the purchase price:

	2006 $
Acquisition of Alexis Nihon REIT	
Fair value of Cominar REIT units issued	
[14,182,213 units issued at $22.53 per unit]	**319,525**
Cash consideration	**127,500**
Estimated closing costs	**13,000**
	460,025

[in thousands of dollars except per unit amounts]

2. PRO FORMA CONSOLIDATED BALANCE SHEET AND PRO FORMA CONSOLIDATED STATEMENT OF INCOME [Cont'd]

The following table summarizes the purchase price allocation, based on the estimated fair value of assets and liabilities:

	2006 $
ASSETS	
Income properties	897,325
Intangible assets	87,283
Land held for future development	964
Deferred expenses and other assets	6,573
Prepaid expenses	7,585
Accounts receivable	10,323
Due from companies under common control of certain trustees of the REIT	412
	1,010,465
LIABILITIES	
Mortgages payable	402,450
Convertible debentures	68,498
Bank indebtedness	57,063
Accounts payable and accrued liabilities	20,343
Distributions payable to unitholders	2,086
	550,440
Net asset acquired	460,025

The unaudited pro forma consolidated balance sheet of Cominar REIT as at September 30, 2006 has been prepared using information drawn from the unaudited consolidated balance sheets of Cominar REIT and Alexis Nihon REIT as at September 30, 2006, as if the transactions outlined herein had occurred on September 30, 2006.

[in thousands of dollars except per unit amounts]

2. PRO FORMA CONSOLIDATED BALANCE SHEET AND PRO FORMA CONSOLIDATED STATEMENT OF INCOME [Cont'd]

The unaudited pro forma consolidated statement of income of Cominar REIT for the year ended December 31, 2005 has been prepared using information drawn from the audited consolidated statements of income of Cominar REIT and Alexis Nihon REIT for the year ended December 31, 2005, as if the transactions outlined herein had occurred on January 1, 2005.

The unaudited pro forma consolidated statement of income of Cominar REIT for the nine months ended September 30, 2006 has been prepared using information drawn from the unaudited consolidated statements of income of Cominar REIT and Alexis Nihon REIT for the nine months ended September 30, 2006 as if the transactions outlined herein had occurred on January 1, 2006.

3. ADJUSTMENTS TO THE PRO FORMA CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2006

The unaudited pro forma consolidated balance sheet includes the following adjustments:

1. Certain Alexis Nihon REIT figures in the interim financial statements as at September 30, 2006 have been reclassified to conform to the presentation adopted by Cominar REIT.

    (a) Reclassification of assets recognized from Income properties to:

	$
Deferred expenses and other assets	**20,753**
Accounts receivable	**2,305**
	23,058

[in thousands of dollars except per unit amounts]

3. ADJUSTMENTS TO THE PRO FORMA CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2006 [Cont'd]

(b) Reclassification of assets recognized from Deferred expenses and other assets to:

	$
Accounts receivable	8,018
Prepaid expenses	7,585
	15,603

(c) Reclassification of accrued interest from Mortgages payable to Accounts payable and accrued liabilities.

2. One Cominar REIT figure in the interim financial statements as at September 30, 2006 has been reclassified:

	$
Reclassification of assets recognized from Income properties to Intangible assets	7,074

3. All the historical costs of Alexis Nihon REIT related to the intangible assets and to the deferred rental expenses such as leasehold improvement and other costs, including tenant inducements and leasing commissions, as well as the deferred expenses related to securing financing have been eliminated.

4. Adjustment to Alexis Nihon REIT Income properties to present them at their estimated fair value on the acquisition date. The adjustment represents the appreciation relating to the identifiable tangible assets, i.e. the buildings and land.

5. Adjustment to Alexis Nihon REIT Intangible assets to present them at their estimated fair value on the acquisition date. The adjustment is recognized in accordance with the Abstracts of the discussions of the Emerging Issues Committee EIC-137 and EIC-140 of the Canadian Institute of Chartered Accountants that direct Cominar REIT to separately recognize the fair market values of the intangible assets represented by the purchase price in respect of the existing operating leases and client relationships.

[in thousands of dollars except per unit amounts]

3. ADJUSTMENTS TO THE PRO FORMA CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2006 [Cont'd]

6. Adjustment related to the discount of "Convertible Debentures" to present them at their estimated fair value on the acquisition date. The fair value of the Convertible Debentures has been estimated based on the current market rate for debt securities with similar terms and maturities. The discount is amortized over the remaining term.

7. Cominar REIT has entered into a commitment letter (the "Financing Commitment") with a Canadian Chartered bank (the "Lender") for credit facilities (the "Credit Facilities") to fund the cash consideration and related costs required in connection with the transaction.

   Amounts outstanding under the Credit Facilities will bear interest at varying rates depending upon, among other things, the facility and timing. Amounts may be advanced, at the election of the borrower, as either: (i) prime rate advances at interest rates varying between the prime rate plus 0.25% to 5.5%; or (ii) bankers' acceptances utilizations at varying rates equal to the applicable bankers' acceptances rate plus 1.75% to 6.5%. Principal amounts outstanding under the Credit Facilities may be repaid or prepaid at any time without penalty or bonus, subject to normal breakage costs.

   Certain of the Credit Facilities will be secured and will contain covenants, events of default and other terms customary for credit facilities of this nature, including certain restrictions on the disposition of Cominar REIT properties, the further incurring of liens on its property, assets and undertakings and on the incurring of additional indebtedness.

   The Credit Facilities include conditions precedent to the financing covenants which are typical in real estate financings, such as the quantity of security, the provision of customary legal opinions and the obtaining of all required consents. There is no due diligence condition precedent.

   It is assumed that an amount of $140,500 [bearing interest at 9.4% as at December 3, 2006, based on the Cominar REIT's current credit rating] of a twelve-month unsecured non-revolving bridge facility of $150,000 forming part of the Credit Facilities will be used.

8. Adjustment related to the discount of the Mortgages payable to present them at their estimated fair value on the acquisition date. The fair value of the mortgages payable has been estimated based on current market rates for mortgages with similar terms and maturities. The discounts are amortized over the remaining term of the respective mortgages.

[in thousands of dollars except per unit amounts]

3. ADJUSTMENTS TO THE PRO FORMA CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2006 [Cont'd]

9. Adjustment to present the equity component of the Alexis Nihon REIT Convertible Debentures totalling $11,751 under the Unitholders' equity.

10. Adjustment to eliminate the Alexis Nihon REIT equity and to present the value allocated to Cominar REIT units issued as consideration to the acquisition.

4. ADJUSTMENTS TO THE PRO FORMA CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2005

The unaudited pro forma consolidated statement of income for the year ended December 31, 2005 includes the following adjustments:

1. The depreciation of income properties and amortization of intangible assets have been adjusted based on the estimated additional values allocated on the acquisition date as follows:

	$	
Depreciation of buildings	4,641	Straight-line over 40 years
Amortization of intangible assets	11,127	Straight-line over the estimated term of the respective leases
	15,768	

2. Adjustment to reflect the additional amortization related to below-market leases, calculated according to the estimated remaining terms of the respective leases.

3. Elimination of the historical amortization of Alexis Nihon REIT related to deferred leasing costs of $2,212 and deferred financing costs of $655 which are written off.

[in thousands of dollars except per unit amounts]

4. ADJUSTMENTS TO THE PRO FORMA CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2005 [Cont'd]

4. Interest [9.4% as at December 3, 2006, based on the Cominar REIT's current credit rating] on additional borrowings of $140,500 are based on interest rate varying between prime rate plus 2.5% to prime rate plus 5.5% or at the rate of bankers' acceptances plus 3.5% to 6.5%. For the requirements of the pro forma financial statements, the prime rate amounted to 6.0%, i.e. the rate in effect as at December 3, 2006 and the rate of bankers' acceptances was set at 4.3%, i.e. 1.70% less than the prime rate, on average.

   It is intended that borrowings of $140,500 under the unsecured non-revolving bridge facility will be refinanced with fixed mortgage financing secured by various Cominar REIT properties or other securities some time subsequent to the Closing Date.

5. Amortization of the discount accounted for on recognition of Alexis Nihon REIT Convertible Debentures at their fair market value on the acquisition date.

6. Amortization of the discount accounted for on recognition of Alexis Nihon REIT mortgages payable at their fair market value on the acquisition date.

7. Reclassification of the intangible assets amortization previously recorded under the Amortization of deferred expenses and other assets to the Depreciation of income properties and amortization of intangible assets.

8. Per unit calculations are based on the weighted average number of units outstanding for the period. The calculation of per unit information on a diluted basis considers the potential exercise of outstanding unit options of Cominar REIT to the extent each unit option is dilutive. The weighted average number of units has been adjusted to reflect the number of Cominar REIT units to be issued [see note 2]. The potential issuance of units under Convertible Debentures has an anti-dulitive effect on the calculation of diluted net income per unit.

[in thousands of dollars except per unit amounts]

4. ADJUSTMENTS TO THE PRO FORMA CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2005 [Cont'd]

The following table provides a summary:

	Cominar REIT as at December 31, 2005	Pro forma adjustments	Pro forma consolidated
Weighted average number of units outstanding-basic	32,585,028	14,182,213	46,767,241
Effect of dilutive unit options	526,294	—	526,294
Weighted average number of units outstanding-diluted	33,111,322	14,182,213	47,293,535

5. ADJUSTMENTS TO THE PRO FORMA CONSOLIDATED STATEMENT OF INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006

The unaudited pro forma consolidated statement of income for the nine months ended September 30, 2006 includes the following adjustments:

1. The depreciation of income properties and amortization of intangible assets have been adjusted based on the estimated additional values allocated on the acquisition date as follows:

	$	
Depreciation of buildings	3,480	Straight-line over 40 years
Amortization of intangible assets	8,345	Straight-line over the estimated term of the respective leases
	11,825	

2. Adjustment to reflect the additional amortization related to below-market leases, calculated according to the estimated remaining terms of the respective leases.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006 Unaudited – See the Compilation Report
[in thousands of dollars except per unit amounts]

5. ADJUSTMENTS TO THE PRO FORMA CONSOLIDATED STATEMENT OF INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 [Cont'd]

3. Elimination of the historical amortization of Alexis Nihon REIT related to deferred leasing costs of $2,365 and deferred financing costs of $501 which are written off.

4. Interest [9.4% as at December 3, 2006, based on the Cominar REIT's current credit rating] on additional borrowings of $140,500 are based on interest rate varying between prime rate plus 2.5% to prime rate plus 5.5% or at the rate of bankers' acceptances plus 3.5% to 6.5%. For the requirements of the pro forma financial statements, the prime rate amounted to 6.0%, i.e. the rate in effect as at December 3, 2006 and the rate of bankers' acceptances was set at 4.3%, i.e. 1.70% less than the prime rate, on average.

   It is intended that borrowings of $140,500 under the unsecured non-revolving bridge facility will be refinanced with fixed mortgage financing secured by various Cominar REIT properties or other securities some time subsequent to the Closing Date.

5. Amortization of the discount accounted for on recognition of Alexis Nihon REIT Convertible Debentures at their fair market value on the acquisition date.

6. Amortization of the discount accounted for on recognition of Alexis Nihon REIT mortgages payable at their fair market value on the acquisition date.

7. Reclassification of the intangible assets amortization previously recorded under the Amortization of deferred expenses and other assets to the Depreciation of income properties and amortization of intangible assets.

8. Per unit calculations are based on the weighted average number of units outstanding for the period. The calculation of per unit information on a diluted basis considers the potential exercise of outstanding unit options of Cominar REIT to the extent each unit option is dilutive. The weighted average number of units has been adjusted to reflect the number of Cominar REIT units to be issued [see note 2]. The potential issuance of units under Convertible Debentures has an anti-dulitive effect on the calculation of diluted net income.

[in thousands of dollars except per unit amounts]

5. ADJUSTMENTS TO THE PRO FORMA CONSOLIDATED STATEMENT OF INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 [cont'd]

The following table provides a summary:

	Cominar REIT as at September 30, 2006	Pro forma adjustments	Pro forma consolidated
Weighted average number of units outstanding-basic	33,699,511	14,182,213	47,881,724
Effect of dilutive unit options	497,118	—	497,118
Weighted average number of units outstanding-diluted	**34,196,629**	**14,182,213**	**48,378,842**

GLOSSARY OF TERMS

In the Cash Offer and the Circulars, unless the subject matter or context is inconsistent herewith, the following terms shall have the following meanings:

"**Acceleration Event**" has the meaning given to it in Section 23, "Report on Executive Compensation" in the Alexis Nihon Information Circular.

"**Acquisition Proposal**" means: (i) any take-over bid, merger, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation or winding-up in respect of Alexis Nihon or any subsidiary thereof (excluding a *bona fide* internal reorganization) by a person other than Cominar (or any affiliate or subsidiary of Cominar or a Person acting jointly or in concert with Cominar); (ii) any sale, lease, license, mortgage, hypothecation, pledge, transfer or other disposition of all or a material portion of the assets of Alexis Nihon and its subsidiaries taken as a whole, whether in a single transaction or series of transactions to a Person other than Cominar (or any affiliate or subsidiary of Cominar or a person acting jointly or in concert with Cominar); (iii) any sale or acquisition of 20% or more of Alexis Nihon's securities of any class or rights or interests therein or thereto or a single transaction or series of transactions; (iv) any similar business combination or transaction, of or involving Alexis Nihon and/or any subsidiary thereof, other than with Cominar (or any affiliate or subsidiary of Cominar or a person acting jointly or in concert with Cominar); (v) any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Cash Offer or the Combination; or (vi) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any person other than Cominar (or any affiliate or subsidiary of Cominar or a person acting jointly or in concert with Cominar).

"**affiliate**" has the meaning that would be given to it in the Securities Act, if the word "company" were changed to "person" (as defined herein).

"**Alexis Nihon**" means the Alexis Nihon Real Estate Investment Trust.

"**Alexis Nihon Assets**" means all the property, assets and undertaking of Alexis Nihon of whatsoever nature or kind, present and future, and wheresoever located, including any rights to purchase assets, properties or undertakings of third parties under agreements to purchase that have not yet closed, if any, and whether or not reflected on the books of Alexis Nihon (and including the shares or other equity interests, but excluding the assets, of its subsidiaries), except certain excluded assets agreed upon by Cominar and Alexis Nihon.

"**Alexis Nihon Board**" means the board of trustees of Alexis Nihon.

"**Alexis Nihon Contract of Trust**" means the contract of trust made as of October 18, 2002, as amended and restated as of December 13, 2002, and as of May 15, 2006, governed by the laws of the Province of Québec, pursuant to which Alexis Nihon was established.

"**Alexis Nihon Convertible Debentures**" means the Series A 6.20% convertible unsecured subordinated debentures of Alexis Nihon due June 30, 2014.

"**Alexis Nihon Debenture Trustee**" means Computershare Trust Company of Canada.

"**Alexis Nihon Distribution Reinvestment Plan**" means the distribution reinvestment plan of Alexis Nihon providing for the purchase of additional Alexis Nihon Units with cash distributions bearing an effective date of December 20, 2002.

"**Alexis Nihon Employee Unit Purchase Plan**" means the plan providing for the purchase of Alexis Nihon Units on behalf of employees of Alexis Nihon (direct or indirect) adopted on March 1, 2004.

"**Alexis Nihon Head Lease**" has the meaning give to it in Section 26, "Interest of Informed Persons in Material Transactions and Matters to be Acted Upon" in the Alexis Nihon Information Circular.

"**Alexis Nihon Indenture**" means the indenture made as of August 31, 2004 between Alexis Nihon and the Alexis Nihon Debenture Trustee, under which the Alexis Nihon Convertible Debentures were issued.

"**Alexis Nihon Information Circular**" means the management information circular of Alexis Nihon dated December 20, 2006, mailed to Alexis Nihon Unitholders herewith in connection with the Meeting.

"**Alexis Nihon Long Term Incentive Plan**" means the long term incentive plan for the trustees and officers of Alexis Nihon bearing an effective date of March 31, 2005.

"**Alexis Nihon Representative**" means any officer, director or representative (including for greater certainty any investment banker, lawyer or accountant) of Alexis Nihon or any of its subsidiaries.

"**Alexis Nihon Trustees**" means the individuals who are trustees of Alexis Nihon.

"**Alexis Nihon Unitholders**" means the registered or beneficial holders of the issued and outstanding Alexis Nihon Units.

"**Alexis Nihon Units**" means units in the capital of Alexis Nihon, as currently constituted.

"**Alexis Nihon Unit Option Plan**" means the option plan of Alexis Nihon providing for the grant of options to acquire Alexis Nihon Units dated December 20, 2002.

"**Amendment to the Combination Agreement**" means the amendment to the Combination Agreement between Alexis Nihon and Cominar dated December 20, 2006.

"**AMF**" means the *Autorité des marchés financiers* du Québec.

"**Applicable Securities Laws**" means, collectively, and as the context may require, means, collectively the Securities Act and all other applicable provincial securities laws, rules and regulations, notices and policy statements in Canada, as amended.

"**Approval Date**" means the date on which all of the approvals specified in Sections 5.1.1, 5.1.5 and 5.1.6 of the Combination Agreement have been obtained.

"**ARC**" means an advance ruling certificate issued by the Commissioner.

"**Assumption Agreement**" means the agreement pursuant to which Cominar shall assume the liabilities of Alexis Nihon in connection with the Exchange in a form to be mutually agreed by Cominar and Alexis Nihon, acting reasonably.

"**Bonus**" has the meaning given to it in Section 21, "Employment Agreement" in the Alexis Nihon Information Circular.

"**Bonus Units**" means the additional Cominar Units a Cominar Unitholder is entitled to receive in payment of a distribution equal to 5% of each distribution that was reinvested by the Cominar Unitholder under the terms of the DRIP.

"**Business Day**" means any day on which commercial banks are generally open for business in Montreal other than a Saturday, a Sunday or a day observed as a holiday in Montreal, Québec and Toronto, Ontario under applicable laws.

"**Cash Offer**" means the take-over bid made by Cominar to Alexis Nihon Unitholders.

"**Cash Offer and the Circulars**" means collectively, the Cash Offer, Cominar Circular, Trustees' Circular and Notice of Meeting and Alexis Nihon Information Circular.

"**Cash Price**" means $17.00 per Alexis Nihon Unit, or such higher price as Cominar may determine, subject to adjustment as provided for in the Combination Agreement and/or by amendment of the Cash Offer.

"**CDS**" means The Canadian Depository for Securities Limited.

"**Certificates**" has the meaning given to it in Section 21, "Certain Canadian Federal Income Tax Considerations" in the Cominar Circular and in Section 18, "Certain Canadian Federal Income Tax Considerations" in the Alexis Nihon Information Circular, as the case may be.

149

"**Change of Control**" has the meaning given to it in Section 21, "Employment Agreement" in the Alexis Nihon Information Circular.

"**CIBC**" means CIBC World Markets Inc., the financial advisers to Alexis Nihon.

"**Closing**" means the completion of the Combination and other transactions contemplated by the Combination Agreement or otherwise to be completed in connection with the Combination.

"**Closing Date**" means the seventh Business Day after the Approval Date, or such other date as may be agreed in writing by Cominar and Alexis Nihon, acting reasonably.

"**Closing Time**" means 8:00 a.m. (Montreal time) on the Closing Date, or such other time as may be agreed in writing by Cominar and Alexis Nihon.

"**Combination**" means, collectively, the Cash Offer, the Pre-Exchange Unit Redemption and the Exchange, collectively, contemplated by the Combination Agreement.

"**Combination Agreement**" means the combination agreement between Alexis Nihon and Cominar dated December 3, 2006, as amended on December 20, 2006, concerning, among other things, the Combination, as it may be further amended from time to time. The Combination Agreement has been filed on Sedar (www.sedar.com) by each of Cominar and Alexis Nihon.

"**Cominar**" means Cominar Real Estate Investment Trust.

"**Cominar Acquisition Proposal**" means any *bona fide* written or publicly announced proposal or offer made by any person other than Alexis Nihon (or any affiliate or subsidiary of Alexis Nihon or any person acting jointly and/or in concert with Alexis Nihon or any affiliate or subsidiary of Alexis Nihon) with respect to any merger, amalgamation, business combination, liquidation, dissolution, recapitalization, take-over, exchange, issuer bid or otherwise, amendment to the Cominar Contract of Trust, extraordinary distribution, purchase of all or any material assets of (or any lease having the same economic effect as a sale of material assets), purchase or issuance as consideration of equity of, or similar transaction involving Cominar or its subsidiaries or affiliates, excluding the Combination

"**Cominar AIF**" means the annual information form of Cominar dated March 31, 2006.

"**Cominar Board**" means the board of trustees of Cominar.

"**Cominar Circular**" means the take-over bid circular of Cominar dated December 20, 2006 accompanying the Cash Offer.

"**Cominar Contract of Trust**" means the Cominar contract of trust, amended and restated as of May 13, 2003, as of May 11, 2004, and as may be further amended.

"**Cominar Convertible Debentures**" means the Series A 6.30% convertible unsecured subordinated debentures of Cominar due June 30, 2014.

"**Cominar Distribution Reinvestment Plan**" means the distribution reinvestment plan of Cominar providing for the purchase of additional Cominar Units with cash distributions.

"**Cominar Trustees**" means the individuals who are trustees of Cominar.

"**Cominar Unitholders**" means the registered or beneficial holders of the issued and outstanding Cominar Units.

"**Cominar Units**" means units in the capital of Cominar, as currently constituted.

"**Commissioner**" means the Commissioner of Competition appointed under the Competition Act.

"**Committee**" has the meaning given to it in Section 23, "Report on Executive Compensation" in the Alexis Nihon Information Circular.

"**Competition Act**" means the *Competition Act* (Canada), as amended.

"**Condition Determination Time**" has the meaning given to it in Section 4, "Conditions of the Cash Offer" in the Cash Offer.

"**Counsel**" has the meaning given to it in Section 21, "Certain Canadian Federal Income Tax Considerations" in the Cominar Circular.

"**CRA**" has the meaning given to it in Section 21, "Certain Canadian Federal Income Tax Considerations" in the Cominar Circular and in Section 18, "Certain Canadian Federal Income Tax Considerations" in the Alexis Nihon Information Circular, as the case may be.

"**Credit Facilities**" has the meaning given to it in Section 24, "Financing Arrangements" in the Cominar Circular.

"**Debt Ratio**" means the total amount of Cominar indebtedness and the amount then advanced under Cominar acquisition and operating facilities (including, as applicable, amounts advanced under the Financing Commitment) divided by the gross book value of Cominar assets.

"**Depositary**" means Computershare Investor Services Inc.

"**Distributable Income**" corresponds to net income established in accordance with GAAP, excluding depreciation of income properties, amortization of above-market leases, compensation costs related to unit options, deferred rentals and gains or losses on sale of income properties.

"**DRIP**" means the distribution reinvestment plan of Cominar for the purchase of additional Cominar Units with cash distributions bearing an effective date of May 21, 1998, as amended on March 27, 2001, July 11, 2005 and May 23, 2006.

"**Eligible Institution**" means a Schedule I Canadian bank, a trust company in Canada, or a member firm of the Montreal Exchange, the TSX, the Investment Dealers Association of Canada, a national securities exchange in the United States or the National Association of Securities Dealers, Inc. who are members of the Securities Transfer Agent Medallion Program.

"**Eligible Person**" has the meaning given to it in Section 23, "Report on Executive Compensation" in the Alexis Nihon Information Circular.

"**Encumbrances**" means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, reservation, easement, right of pre-emption, privilege or any option, right of pre-emption, privilege or contract to create any of the foregoing.

"**Exchange**" means the Exchange as described in Section 8, "The Combination" of the Alexis Nihon Information Circular.

"**Exchange Ratio**" means 0.77, or such higher number as Cominar may determine, subject to adjustment as provided for in the Combination Agreement and/or by amendment of the Cash Offer.

"**Exchange Resolution**" means the special resolution of the Alexis Nihon Unitholders, in respect of the Pre-Exchange Unit Redemption, the Exchange and related matters, in the form and content of Appendix A to the Alexis Nihon Information Circular (subject to any variations agreed to by Cominar and Alexis Nihon in writing).

"**Expansion Guidelines**" has the meaning given to it in Section 21, "Certain Canadian Federal Income Tax Considerations" in the Cominar Circular and in Section 18, "Certain Canadian Federal Income Tax Considerations" in the Alexis Nihon Information Circular, as the case may be.

"**Expiry Time**" means 10:00 a.m. (Montreal time) on January 30, 2007 (as may be extended by Cominar from time to time).

"**Fairness Opinions**" means, collectively, the written fairness opinions dated December 3, 2006 and December 20, 2006 of CIBC World Markets Inc. and delivered to the Transaction Committee and the Alexis Nihon Board in connection with the consideration offered to Alexis Nihon Unitholders under the Combination, copies of which are attached as Appendix "B" to the Trustees' Circular and the Alexis Nihon Circular.

"**Fasken**" has the meaning given to it in Section 18, "Certain Canadian Federal Income Tax Considerations" of the Alexis Nihon Information Circular.

"**Financing Commitment**" means the executed commitment letter from a Canadian Chartered Bank to Cominar dated December 1, 2006, and accepted and agreed to by Cominar on December 3, 2006, committing to provide debt facilities to finance the cash portion of the Cash Offer and the Take-Out Financing.

"**GAAP**" means Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants, applied consistently.

"**Governmental Entity**" means any: (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) any subdivision, agent, commission, board, or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and includes a stock exchange.

"**Grandfathered SIFTs**" has the meaning given to it in Section 21, "Certain Canadian Federal Income Tax Considerations" in the Cominar Circular and in Section 18, "Certain Canadian Federal Income Tax Considerations" in the Alexis Nihon Information Circular, as the case may be.

"**Gross Book Value**" has the meaning given to it in Section 8, "Cominar and Alexis Nihon after the Combination" in the Cominar Circular.

"**including**" means including without limitation.

"**Intermediary**" has the meaning given to it in Section 3, "Non-Registered Alexis Nihon Unitholders" in the Alexis Nihon Information Circular.

"**IPO**" means the initial public offering of Alexis Nihon Units on December 20, 2002.

"**IPO Prospectus**" means Alexis Nihon's prospectus dated December 13, 2002 in connection with the IPO.

"**Laws**" means all statutes, regulations, statutory rules, orders, and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity (including the AMF and the TSX), and the term "applicable" with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity (including the AMF and the TSX) having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities.

"**Lender**" means a Canadian chartered bank that has provided the Financing Commitment.

"**Letter of Transmittal**" means the letter of transmittal accompanying the Cash Offer and the Cominar Circular (which is printed on yellow paper).

"**Lock-up Agreement**" means the lock-up agreement entered into between Cominar and Robert A. Nihon, 1158904 Ontario Inc., Anglia Holdings S.A., Nihon International Ltd and Pillar Investments Limited, on December 3, 2006.

"**Locked-up Unitholders**" means, collectively, Robert A. Nihon, 1158904 Ontario Inc., Anglia Holdings S.A., Nihon International Ltd. and Pillar Investments Ltd.

"**Massicotte Family**" means, collectively: (i) Senator Paul J. Massicotte; (ii) the descendants of Senator Paul J. Massicotte, whether biological or by adoption and the spouse or common law spouse (or the equivalent thereof) of Senator Paul J. Massicotte (iii) all trusts established primarily for the benefit of any of the persons listed in (i) or (ii) above; (iv) other persons, the majority of the economic interest of which is held by a combination of the foregoing; and (v) the executors or administrators of the persons mentioned in (i) or (ii) above and the trustees of the trusts mentioned in (iii) above.

"**Material Adverse Change**" means any change, effect, event or occurrence with respect to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations, results of operations or prospects of Alexis Nihon or Cominar, as applicable, taken as a whole with its subsidiaries, and/or any change with respect to the Québec or Canadian real estate business or the Laws specifically affecting such business or with respect to Canadian or international financial markets generally, that, either alone or together with other such matters, is, or could reasonably be expected to be, material and adverse to Alexis Nihon or Cominar, as applicable, taken as a whole with its subsidiaries. Notwithstanding the foregoing, an event (i) relating to the economy or the financial or securities markets or political conditions in general or (ii) affecting the industry in which Alexis Nihon or Cominar (as applicable) operates in general and not specifically related to or having a materially disproportionate effect on Alexis Nihon or Cominar, as the case may be, shall not constitute a Material Adverse Change with respect to Alexis Nihon or Cominar, as the case may be.

"Material Adverse Effect" means any effect (including the effect of any change with respect to the Québec or Canadian real estate business or the Laws specifically affecting Cominar's or Alexis Nihon's business, as applicable, or with respect to Canadian or international financial markets generally) that, either alone or together with other such matters, is, or could reasonably be expected to be, material and adverse to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations, results of operations or prospects of Alexis Nihon or Cominar, as applicable, taken as a whole with its subsidiaries.

"Material Fact" shall have the meaning given to it under the Securities Act.

"Meeting" means the special meeting of the Alexis Nihon Unitholders, including any adjournment or postponement thereof contemplated by the Combination Agreement or otherwise approved by Cominar, to be held on January 29, 2007 at 10:00 a.m. (Montreal time) in Montreal to consider the Exchange Resolution.

"Meeting Materials" has the meaning given to it under Section 3, "Non-Registered Alexis Nihon Unitholders" in the Alexis Nihon Information Circular.

"Misrepresentation" means (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

"Named Executive Officers" has the meaning give to it in Section 20, "Statement of Executive Compensation" in the Alexis Nihon Information Circular.

"National Capital Region" means the national capital region of Canada.

"National Bank Financial" means National Bank Financial Inc., the financial advisers to Cominar.

"Nihon Family" means, collectively: (i) Robert A. Nihon; (ii) the descendants of Robert A. Nihon, whether biological or by adoption and the spouse or common law spouse (or the equivalent thereof) of Robert A. Nihon; (iii) all trusts established primarily for the benefit of any of the persons listed in (i) or (ii) above; (iv) other persons, the majority of the economic interest of which is held by a combination of the foregoing; and (v) the executors or administrators of the persons mentioned in (i) or (ii) above and the trustees of the trusts mentioned in (iii) above.

"Nihon/Massicotte Group" means, collectively, the Nihon Family and the Massicotte Family, and their respective affiliates, associates and Associates or, where the context may require, any one or more of the foregoing.

"No-Action Letter" has the meaning given to it in Section 15, "Regulatory Matters" in the Cominar Circular.

"Non-Registered Alexis Nihon Unitholder" has the meaning given to it in Section 3, "Non-Registered Alexis Nihon Unitholders" in the Alexis Nihon Information Circular.

"Notice of Meeting" means the notice of meeting accompanying the Alexis Nihon Information Circular.

"Notice of Withdrawal" means a written notice of withdrawal of Alexis Nihon Units deposited pursuant to the Cash Offer.

"**OSC Rule 61-501**" means *Ontario Securities Commission Rule 61-501 — Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions.*

"**Outside Date**" means June 30, 2007 or such later date as may be mutually agreed by Cominar and Alexis Nihon, subject to extension as provided in the Combination Agreement.

"**Payment Units**" has the meaning give to it in Section 2, "Purpose of the Cash Offer, the Pre-Unit Exchange Redemption and the Exchange" in the Cominar Circular.

"**person**" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, patrimony by appropriation, executor, administrator or other legal personal representative, government or governmental authority or entity, however designated or constituted.

"**Pre-Exchange Unit Redemption**" means the redemption of Alexis Nihon Units to take place prior to the Exchange as described in Section 7, "Pre-Exchange Unit Redemption" of the Cash Offer.

"**Proposed Agreement**" has the meaning given to it in Section 21, "Certain Canadian Federal Income Tax Considerations" in the Cominar Circular.

"**Proposed Amendments**" means all specific proposals to amend the Tax Act and regulations publicly announced by or on behalf of the Minister of Finance prior to the date hereof.

"**Record Date**" has the meaning give to it in Section 6, "Voting at Meeting and Quorum" in the Alexis Nihon Information Circular.

"**Regulatory Approvals**" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, as set out in Schedule B to the Combination Agreement.

"**Regulation Q-27**" means *Regulation Q-27 — Protection of Minority Securityholders in the Course of Certain Transactions* of the AMF.

"**REIT**" means a real estate investment trust.

"**REIT Exception**" has the meaning given to it in Section 21, "Certain Canadian Federal Income Tax Considerations" in the Cominar Circular and in Section 18, "Certain Canadian Federal Income Tax Considerations", in the Alexis Nihon Information Circular, as the case may be.

"**Remaining Payment Units**" has the meaning given to it under Section 2, "Purpose of the Cash Offer, the Pre-Unit Exchange Redemption and the Exchange" in the Cominar Circular.

"**Securities Act**" means the *Securities Act* (Québec), as amended.

"**SIFT Proposals**" has the meaning given to it in Section 21, "Certain Canadian Federal Income Tax Considerations" in the Cominar Circular and in Section 18, "Certain Canadian Federal Income Tax Considerations", in the Alexis Nihon Information Circular, as the case may be.

"**subsidiary**" means: (i) a corporation more than 50% of the voting power of the outstanding voting shares of which is owned, directly or indirectly, by Alexis Nihon or Cominar, as the case may be, or by one or more other subsidiaries, or by Alexis Nihon or Cominar, as the case may be, and one or more other subsidiaries; or (ii) any other person (other than a company or corporation) in which Alexis Nihon or Cominar, as the case may be, or one or more other subsidiaries, directly or indirectly, has at least a majority ownership or of which it is the principal beneficiary, and of which Alexis Nihon or Cominar, as the case may be, and/or one or more subsidiaries has, directly or indirectly, the power to direct the policies, management and affairs.

"**Superior Proposal**" means an unsolicited, bona fide Acquisition Proposal (other than the exercise of a right of first refusal, pre-emptive right, right of first offer or other similar right by any person) made by a third party to Alexis Nihon in writing after December 3, 2006: (i) to purchase or otherwise acquire, directly or indirectly, by means of a take-over bid, merger, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation or winding-up or similar transaction, all of the Alexis Nihon Units; (ii) that is made available to all Alexis Nihon Unitholders; (iii) that is likely to be completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (iv) in respect of which any required financing to complete such Acquisition Proposal has been or is likely to be obtained; and (v) that would, taking into account all of the terms and conditions of such Acquisition Proposal and its consequences to the Alexis Nihon Unitholders, if consummated in accordance with its terms (but not disregarding any risk of non-completion), result in a transaction more favourable to Alexis Nihon Unitholders from a financial point of view than the Cash Offer and Combination.

"Take-Out Financing" means the financing to be put in place by Cominar prior to Closing pursuant to the Financing Commitment or by way of funds on hand or otherwise available to finance (i) the purchase, if applicable, of Alexis Nihon Convertible Debentures following any exercise by the holders thereof of the put option triggered by the Cash Offer at a price equal to 101% of the principal amount plus accrued and unpaid interest and (ii) the repayment of certain amounts in respect of certain existing indebtedness of Alexis Nihon.

"Tax Act" means the *Income Tax Act* (Canada), as amended.

"Termination Fee" means a sum equal to $12,500,000.

"Third Party Consents" and **"Cominar Third Party Consents"** means those consents, waivers, confirmations and other approvals of third parties to the transactions contemplated under the Combination Agreement.

"Transaction Committee" means the transaction committee of the Alexis Nihon Board established on November 20, 2006 to consider the Combination, chaired by Gérard A. Limoges, and also comprised of Richard Guay, Thomas J. Leathong and Philip M. O'Brien.

"Trustees' Circular" means the trustees' circular of the Alexis Nihon Board dated December 20, 2006, sent by Alexis Nihon concurrently herewith to the Alexis Nihon Unitholders in connection with the Cash Offer.

"TSX" means the Toronto Stock Exchange.

"United States" or **"U.S."** means the United States of America, its territories and possessions and the states of the United States.

QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO THE DEALER MANAGER OR THE DEPOSITARY

The Dealer Manager for the solicitation of proxies is:

NATIONAL BANK FINANCIAL INC.

The Exchange Tower
130 King Street West
Suite 3200, P.O. Box 21
Toronto, Ontario M5X 1J9

Telephone: 1-800-636-3675

Facsimile: 416-869-6540

e-mail: garvin.blair@nbfinancial.com

The Depositary for the Cash Offer and the Exchange is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Registered Mail, Hand or by Courier:

100 University Avenue
9th Floor
Toronto, Ontario M5J 2Y1

Attention: Corporate Actions

By Mail:

P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario M5C 3H2

Attention: Corporation Actions

For Information:

Telephone: 1-800-564-6253 (toll-free within Canada and the U.S.)
International Calls: 514-982-7888

e-mail: corporateactions@computershare.com

Any questions and requests for assistance or additional copies of the Cash Offer and Circulars and the Letter of Transmittal and the proxy form may be directed by Alexis Nihon Unitholders to the Dealer Manager or the Depositary at their respective telephone numbers and addresses set out above. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

THIS LETTER OF TRANSMITTAL IS FOR USE IN CONJUNCTION WITH THE CASH OFFER AND THE EXCHANGE.

COMINAR REAL ESTATE INVESTMENT TRUST

LETTER OF TRANSMITTAL
FOR UNITS OF
ALEXIS NIHON REAL ESTATE INVESTMENT TRUST

THE CASH OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 10 A.M. (MONTREAL TIME) ON JANUARY 30, 2007 (THE "EXPIRY TIME") UNLESS THE CASH OFFER IS EXTENDED OR WITHDRAWN.

While the Expiry Time is subsequent to the date of the Meeting, all Alexis Nihon Unitholders are urged to tender their Alexis Nihon Units or deposit their Alexis Nihon Unit certificates at the same time and together with the duly completed form of proxy (which is printed on blue paper) and this Letter of Transmittal.

The Depositary (see below for addresses and telephone numbers) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

A holder of Alexis Nihon Units (a "Alexis Nihon Unitholder") holding Alexis Nihon Units registered in the name of a broker, dealer, financial institution or other intermediary must contact such broker, dealer, financial institution or other intermediary to effect the transaction for the Alexis Nihon Unitholder.

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificates for units (the "Alexis Nihon Units") of Alexis Nihon Real Estate Investment Trust ("Alexis Nihon") deposited pursuant to (i) the cash offer (the "Cash Offer") dated December 20, 2006 made by Cominar Real Estate Investment Trust ("Cominar") to holders of Alexis Nihon Units, or (ii) the exchange transaction (the "Exchange") pursuant to which Cominar has agreed, subject to certain conditions, to purchase all or substantially all of the property, assets and undertaking of Alexis Nihon in consideration of, among other things, units in the capital of Cominar (the "Cominar Units") on the basis of an exchange ratio of 0.77 of a Cominar Unit per Alexis Nihon Unit. Alexis Nihon will then redeem the Alexis Nihon Units in exchange for the Cominar Units.

In addition to the foregoing procedure, Alexis Nihon Units may be deposited by book-entry transfer through The Canadian Depositary for Securities Limited in a manner acceptable to Cominar. See Section 3 of the Cash Offer, "Manner of Acceptance — Letter of Transmittal".

A LETTER OF TRANSMITTAL SHOULD BE COMPLETED BY EVERY REGISTERED HOLDER OF ALEXIS NIHON UNITS. FAILURE TO COMPLETE A LETTER OF TRANSMITTAL WILL RESULT IN PARTICIPATION IN THE PRE-EXCHANGE UNIT REDEMPTION AND/OR THE EXCHANGE, AS SET FORTH HEREIN.

Subject to the immediately following paragraph, the terms and conditions of the Cash Offer and the accompanying take-over bid circular (the "Cominar Circular"), together with the Alexis Nihon Trustees' circular in respect of the Cash Offer, the circular in respect of the Meeting (the "Alexis Nihon Information Circular"), each dated December 20, 2006 (collectively, the "Circulars"), are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Circulars have the meanings set out in the Circulars.

The information concerning Alexis Nihon contained in the Cash Offer and in the Cominar Circular is based solely upon publicly available information, except where otherwise noted. Although Cominar has no actual knowledge that would indicate that any statements contained herein taken from or based on such documents or records are untrue or incomplete, Cominar assumes no responsibility for the accuracy or completeness of the information contained in such documents or records. The information concerning Cominar contained in the

Trustees' Circular in connection with the Cash Offer and in the Alexis Nihon Information Circular is based solely upon publicly available information, except where otherwise noted. Although Alexis Nihon has no actual knowledge that would indicate that any statements contained herein taken from or based on such documents or records are untrue or incomplete, Alexis Nihon assumes no responsibility for the accuracy or completeness of the information contained in such documents or records. No person has been authorized to give information or to make any representations in connection with the transactions other than those contained in the accompanying Cash Offer and the Circulars and, if given or made, any such information or representations should be considered not to have been authorized by Cominar or Alexis Nihon, as applicable.

Cominar will not issue any fractional Cominar Units. To the extent that a registered Alexis Nihon Unitholder becomes entitled to fractional Cominar Units, the Depositary, acting as agent for the registered Alexis Nihon Unitholders, will be required to sell a number of Cominar Units equal to the aggregate of such fractional Cominar Units through the TSX and pay the net proceeds of these sales, less brokerage sales commissions, to the applicable depositing Alexis Nihon Unitholders.

The maximum amount of cash available under the Cash Offer to the Alexis Nihon Unitholders will be limited to $127.5 million, and in the event more than such amount is elected under the Cash Offer, then the cash payable to each former Alexis Nihon Unitholder who accepted the Cash Offer will be pro-rated according to the number of Alexis Nihon Units deposited by each such former Alexis Nihon Unitholder pursuant to the Cash Offer divided by the total number of Alexis Nihon Units deposited pursuant to the Cash Offer.

To the extent that cash is pro-rated, any Alexis Nihon Units not so purchased for cash pursuant to the Cash Offer will be automatically withdrawn (without any further action by the depositing Alexis Nihon Unitholder) with the result that such Alexis Nihon Units will be exchanged for Cominar Units at the Exchange Ratio on a tax-deferred "rollover" basis for Canadian income tax purposes under the Exchange. See Section 21, "Certain Canadian Federal Income Tax Considerations" in the Cominar Circular.

The undersigned also specifically acknowledges that there is an aggregate maximum number of 17,284,777 Cominar Units (including in respect of Alexis Nihon Units issued upon conversion of the Alexis Nihon Convertible Debentures) available under the Exchange. If more than such amount is elected under the Exchange then, following completion of the Cash Offer but prior to the commencement of the Exchange, the then outstanding Alexis Nihon Units (other than Alexis Nihon Units held by Cominar or an affiliate or subsidiary of Cominar following the take-up and payment of and for Alexis Nihon Units tendered under the Cash Offer) will be redeemed on a pro rata basis by Alexis Nihon (and thus transferred to Alexis Nihon) to the extent of the difference between: (i) $127.5 million; and (ii) the actual amount of cash used to pay for Alexis Nihon Units under the Cash Offer. The consideration for such redemption shall be an amount of $17.00 per Alexis Nihon Unit payable in cash. This redemption will be a taxable disposition. See Section 21, "Certain Canadian Federal Income Tax Considerations" in the Cominar Circular.

REGISTERED ALEXIS NIHON UNITHOLDERS WHO FAIL TO DEPOSIT THEIR ALEXIS NIHON UNITS IN ACCEPTANCE OF THE CASH OFFER OR THE EXCHANGE, TOGETHER WITH A LETTER OF TRANSMITTAL, AS REQUIRED UNDER THE CASH OFFER OR THE EXCHANGE, AS THE CASE MAY BE, WILL HAVE THEIR ALEXIS NIHON UNITS REDEEMED AND THEREBY TRANSFERRED TO ALEXIS NIHON PURSUANT TO THE EXCHANGE AND RECEIVE COMINAR UNITS, SUBJECT TO THE PRE-EXCHANGE UNIT REDEMPTION, IF APPLICABLE, WHICH IS TO OCCUR, PRIOR TO THE COMMENCEMENT OF THE EXCHANGE. THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. SEE SECTION 21, "CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS" IN THE COMINAR CIRCULAR.

Alexis Nihon Unitholders that are not residents of Canada are urged to accept the Cash Offer. Please see Section 21, "Certain Canadian Federal Income Tax Considerations" and Section 17, "Risk Factors" in the Cominar Circular.

TO: COMINAR REAL ESTATE INVESTMENT TRUST

AND TO: ALEXIS NIHON REAL ESTATE INVESTMENT TRUST

AND TO: COMPUTERSHARE INVESTOR SERVICES, THE DEPOSITARY, AT ITS OFFICES SET OUT HEREIN

Subject only to the provisions of the Cash Offer and herein regarding withdrawal, the undersigned irrevocably accepts the Cash Offer for, or delivers for redemption and exchange pursuant to the Exchange, such Alexis Nihon Units described herein (the "Deposited Units"), in accordance with the election below, upon the terms and conditions contained in the Cash Offer or the Alexis Nihon Information Circular, as the case may be, and hereby delivers, deposits and tenders the enclosed certificates for the number of Deposited Units indicated herein.

The undersigned (a) acknowledges receipt of the Cash Offer and the Circulars, and (b) represents and warrants that (i) the undersigned has full power and authority to deposit, exchange, sell, assign and transfer without restriction the Deposited Units; (ii) the undersigned has not sold, assigned, transferred or agreed to sell, assign or transfer any such Deposited Units to any other person; (iii) the undersigned has good title and is the beneficial owner of the Deposited Units being deposited within the meaning of applicable securities laws; (iv) if and when the Deposited Units are taken up and paid for by Cominar under the Cash Offer or redeemed or retracted by Alexis Nihon pursuant to the Pre-Exchange Unit Redemption or the Exchange, as the case may be, Cominar or Alexis Nihon, as applicable, will acquire good and marketable title to the Deposited Units, free and clear of all liens, restrictions, charges, encumbrances, claims, equities and rights of third parties of any nature whatsoever; and (v) the deposit of the Alexis Nihon Units complies with applicable securities laws.

IN CONSIDERATION OF PAYMENT ON THE TERMS SET OUT IN THE CASH OFFER, and subject only to the rights of withdrawal set out in the Cash Offer, the undersigned hereby irrevocably deposits, exchanges, sells, assigns, and transfers, as the case may be to Cominar under the Cash Offer or to Alexis Nihon pursuant to the Pre-Exchange Unit Redemption or the Exchange, as the case may be, all right, title and interest of the undersigned in and to the Deposited Units and in and to any and all distributions (except as contemplated pursuant to the Cash Offer or the Exchange), payments, securities, rights, assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on, or in respect of, the Deposited Units or any of them (collectively, "Other Property"), as well as the right of the undersigned to receive any and all Other Property.

If, notwithstanding such sale, assignment and transfer, any Other Property is received by or made payable to or to the order of the undersigned, such Other Property will be received and held by the undersigned for the account of Cominar and the undersigned shall forthwith remit and transfer such Other Property to the Depositary for the account of Cominar, together with all necessary assignments or endorsements in respect thereof. Pending such remittance, Cominar will be entitled to all rights and privileges as owner of any such Other Property, and may withhold the entire purchase price payable by Cominar or deduct, the amount or value thereof, as determined by Cominar in its sole discretion. The undersigned waives the right of the undersigned to receive notice of the purchase of the deposited Alexis Nihon Units.

The undersigned agrees that all questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Alexis Nihon Units or Other Property and accompanying documents deposited pursuant to the Cash Offer, or the Exchange, as the case may be, will be determined by Cominar in its sole discretion and that such determination will be final and binding. The following are the details of the enclosed certificate(s):

Description of Deposited Alexis Nihon Units Box 1 — Total Number of Alexis Nihon Units Deposited under the Offer and the Exchange

(if insufficient space, attach a list in the below form)

Name in which Alexis Nihon Units are Registered	Certificate No. (if applicable)[1]	Number of Alexis Nihon Units deposited
TOTAL:		

Note:

(1) This column need not be completed by Alexis Nihon Unitholders delivering Alexis Nihon Units by book-entry transfer (see Block A below).

ELECTION AS TO DEPOSIT

PART A **ACCEPTANCE AND TENDER TO THE CASH OFFER**

☐ CHECK HERE IF YOU ARE TENDERING AND SUBMITTING YOUR ALEXIS NIHON UNITS UNDER THE CASH OFFER (SUBJECT TO PRO-RATION) (i.e., you wish to sell your Alexis Nihon Units for a cash consideration of $17.00 per Alexis Nihon Unit on a taxable basis).

PART B **PARTICIPATION IN THE EXCHANGE**

☐ CHECK HERE IF YOU ARE SUBMITTING YOUR ALEXIS NIHON UNITS UNDER THE EXCHANGE (SUBJECT TO PRO-RATION AND TO THE PRE-EXCHANGE UNIT REDEMPTION, IF APPLICABLE) (i.e., you wish to receive Cominar Units for your Alexis Nihon Units on a tax-deferred basis, subject to the Pre-Exchange Unit Redemption, which is a taxable disposition.)[1]

Note:

(1) You will be deemed to have elected to receive Cominar Units under the Exchange (i.e., on a tax-deferred basis subject to the Pre-Exchange Unit Redemption, if applicable, which is to occur, prior to the commencement of the Exchange), if you do not check any of the boxes, if you check both boxes (in both of Part A and Part B) or if this Letter of Transmittal is received after the Expiry Time.

The undersigned irrevocably constitutes and appoints any trustee or officer of Cominar and each of them, and any other person designated by Cominar in writing, as the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Units taken up and paid for under the Cash Offer and transferred to Alexis Nihon pursuant to a Pre-Exchange Unit Redemption, which is to occur, prior to the commencement of the Exchange on a taxable basis, or transferred to Alexis Nihon pursuant to their redemption or retraction under the Exchange, as the case may be, and any Other Property with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the undersigned: (i) register or record, transfer and enter the transfer of such Deposited Units and Other Property on the appropriate securities register of Alexis Nihon; (ii) for as long as any such Deposited Units are registered or recorded in the name of the undersigned (whether or not they are now so registered or recorded), execute and deliver (provided the same is not contrary to applicable law) as and when requested by Cominar any instruments of proxy, authorization or consent in form and on terms satisfactory to Cominar in respect of such Deposited Units and Other Property, and to designate in any such instruments or proxy any person or persons as the proxyholder of the undersigned in respect of such Deposited Units and Other Property; (iii) execute, endorse and negotiate any cheques or other instruments representing any such Other Property payable to or to the order of the undersigned; and (iv) exercise any rights of the undersigned with respect to such Deposited Units and Other Property.

The undersigned irrevocably revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Units or any Other Property, other than pursuant to the proxy completed and delivered by the undersigned in connection with the Meeting which, for greater certainty and notwithstanding anything herein to the contrary, shall not be revoked or superseded hereby. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Units or any Other Property by or on behalf of the undersigned other than pursuant to the proxy completed and delivered by the undersigned in connection with the Meeting, unless the Deposited Units are not taken up and paid for under the Cash Offer, or redeemed or retracted under the Pre-Exchange Unit Redemption, if applicable, or the Exchange, as the case may be.

Other than pursuant to the proxy completed and delivered by the undersigned in connection with the Meeting, the undersigned agrees not to vote any of the Deposited Units, or Other Property, at any meeting and not to exercise any of the other rights or privileges attaching to any of such Deposited Units or Other Property or otherwise act with respect thereto. The undersigned further agrees to execute and deliver to Cominar, provided it is not contrary to any applicable law, at any time and from time to time, as and when requested by, and at the expense of Cominar, any and all further instruments of proxy, authorization or consent, in form and on terms satisfactory to Cominar, in respect of any such Deposited Units or Other Property. The undersigned irrevocably agrees further to designate in any such further instrument of proxy the person or persons specified by Cominar as the proxyholder of the undersigned in respect of the Deposited Units or Other Property.

The undersigned irrevocably covenants and agrees to execute, upon request, all such additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Deposited Units and Other Property effectively to Cominar or the transfer of the Deposited Units to Alexis Nihon pursuant to the Cash Offer or redemption or retraction by Alexis Nihon, as applicable.

Each authority herein conferred or agreed to be conferred by the undersigned in this Letter of Transmittal may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, executors, personal representatives, successors and assigns of the undersigned.

The undersigned irrevocably instructs and directs Cominar and the Depositary to issue or cause to be issued and to mail the certificates representing Cominar Units exchanged for the Deposited Units redeemed or retracted under the Exchange (and thus transferred to Alexis Nihon) and the cheque representing any cash payable pursuant to the Cash Offer, the Pre-Exchange Unit Redemption or in lieu of fractional Cominar Units in the name indicated below by first class mail, postage prepaid, or to hold such certificates and/or cheques for pick-up, in accordance with the instructions given below.

Any Deposited Units not purchased by Cominar pursuant to the Cash Offer or redeemed or retracted by Alexis Nihon pursuant to the Pre-Exchange Unit Redemption, if applicable, or the Exchange, as the case may be, will be returned at Alexis Nihon's expense promptly by returning the documents deposited by the Alexis Nihon Unitholder including, if applicable, any certificates representing the Alexis Nihon Units. Documents and certificates representing the Alexis Nihon Units will be forwarded by first class prepaid mail in the name of and to the address specified by the Alexis Nihon Unitholder herein or, if such name or address is not so specified, in such name and to such address as are shown on the registers of Alexis Nihon.

The undersigned understands that acceptance of the Cash Offer or electing to participate in the Exchange pursuant to the procedures described below will constitute an agreement between the undersigned and Cominar in accordance with the terms and conditions of the Cash Offer or the Exchange, including the undersigned's representation and warranty that the undersigned owns the Deposited Units.

Cominar reserves the right to permit the Cash Offer or the Exchange to be accepted in a manner other than that set out herein.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned and each of you shall be deemed to have required that any contract evidenced by the Cash Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. *En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné, Cominar et les destinataires sont présumés avoir requis que tout contrat attesté par l'offre acceptée par cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.*

<u>ALL</u> ALEXIS NIHON UNITHOLDERS SUBMITTING ALEXIS NIHON UNITS UNDER THE EXCHANGE SHOULD COMPLETE BLOCK A, BLOCK B AND BLOCK C WHILE ALL ALEXIS NIHON UNITHOLDERS TENDERING AND SUBMITTING ALEXIS NIHON UNITS UNDER THE CASH OFFER SHOULD COMPLETE BLOCK B AND BLOCK C, BELOW.

IN ADDITION TO THE FOREGOING, ALL UNITED STATES ALEXIS NIHON UNITHOLDERS SHOULD COMPLETE BLOCK E, BELOW.

BLOCK A ISSUE COMINAR UNIT CERTIFICATE AND/OR CHEQUE IN THE NAME OF: (please print or type) (See Instruction 2)	BLOCK B SEND COMINAR UNIT CERTIFICATE AND/OR CHEQUE (Unless Block "C" is checked) TO: ☐ Same address as Block 'A' or to:
(Name)	(Name)
(Street Address and Number)	(Street Address and Number)
(City and Province)	(City and Province)
(Country and Postal Code)	(Country and Postal Code)
(Telephone — Business Hours)	
(Tax Identification, Social Insurance Number or Social Security No.)	
BLOCK C ARE YOU EITHER A U.S. RESIDENT, A U.S. CITIZEN OR A PERSON ACTING ON BEHALF OF OR FOR THE BENEFIT OF SUCH A PERSON? ☐ YES ☐ NO If Yes is checked, you must complete Block E	BLOCK D HOLD COMINAR UNIT CERTIFICATE AND/OR CHEQUE FOR PICK-UP? ☐YES

SIGNATURES AND GUARANTEES

Signature guaranteed by (if required under Instruction 3):	Dated:
Authorized Signature	Signature of Alexis Nihon Unitholder or Authorized Representative (see Instruction 4)
Name of Guarantor (please print or type)	Name of Alexis Nihon Unitholder (please print or type) (if applicable)
Address (please print or type)	(Name of Authorized Representative (please print or type) (if applicable)

BLOCK E

(TO BE COMPLETED BY *ALL* UNITED STATES ALEXIS NIHON UNITHOLDERS)

<table>
<tr>
<td rowspan="3">SUBSTITUTE
FORM W-9
Department of the Treasury
Internal Revenue Service
Payer's Request for Taxpayer Identification Number ("TIN") and Certification</td>
<td>PART I: Please provide the Taxpayer Identification Number ("TIN") of the person submitting this Letter of Transmittal in the box</td>
<td>TIN-: ______________
Social Security Number or Employer Identification Number</td>
</tr>
<tr>
<td colspan="2">PART II: TIN applied for ☐</td>
</tr>
<tr>
<td colspan="2">Certification. Under penalties of perjury, I certify that:
(1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me);
(2) I am not subject to backup withholding either because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
(3) Any other information provided on this form is true and correct.

Signature: ______________________________ Date: ______________</td>
</tr>
<tr>
<td colspan="3">You must cross out item (2) of the above certification if you have been notified by the IRS that you are subject to backup withholding because of under reporting of interest or dividends on your tax return and you have not been notified by the IRS that you are no longer subject to backup withholding.</td>
</tr>
</table>

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN PART II OF SUBSTITUTE FROM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of the Exchange, 28 percent of all reportable payments made to me thereafter will be withheld until I provide a number.

Signature: ______________________________ Date: ______________

INSTRUCTIONS AND RULES

1. Use of Letter of Transmittal

(a) This Letter of Transmittal (or a manually signed facsimile copy thereof) properly completed and duly executed, together with any certificates representing the Alexis Nihon Units, if applicable, and any other documents required by the Cash Offer or the Exchange and this Letter of Transmittal, if tendered pursuant to the Cash Offer, must be received by the Depositary at the office specified herein at or before 10 A.M. (Montreal time) on January 30, 2007 (the "Expiry Time"), unless the Cash Offer is extended or withdrawn and if delivered or deposited pursuant to the Exchange, may be received at any time before or after the Expiry Time. **While the Expiry Time is subsequent to the date of the Meeting, all Alexis Nihon Unitholders are <u>urged</u> to tender their Alexis Nihon Units or deposit their Alexis Nihon Unit certificates at the same time and <u>together with</u> the duly completed form of proxy (which is printed on blue paper) and this Letter of Transmittal.**

(b) The method used to deliver this Letter of Transmittal, the certificates representing the Alexis Nihon Units, if applicable, and all other required documents is at the option and risk of the person depositing the same and delivery will be deemed effective only when such documents are actually received by the Depositary. **Cominar recommends that such documentation be delivered by hand to the Depositary, at its office specified herein, and a receipt obtained; otherwise the use of registered mail with return receipt requested, appropriately insured, is recommended. Alexis Nihon Unitholders whose Alexis Nihon Units are registered in the name of a broker, investment dealer, financial institution or other intermediary or nominee should contact that intermediary or nominee for assistance in depositing their Alexis Nihon Units.**

2. Signatures

This Letter of Transmittal must be completed and executed by the Registered Alexis Nihon Unitholder accepting the Cash Offer or delivered in connection with the Exchange, as the case may be, described above or by such Alexis Nihon Unitholder's duly authorized representative (in accordance with Instruction 4).

(a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying deposited Alexis Nihon Units, such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or, if applicable, as written on the face of the certificate(s) representing the deposited Alexis Nihon Units, in either case without any change whatsoever, and any such certificate(s) need not be endorsed. If any deposited Alexis Nihon Units are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying Alexis Nihon Units certificates:

(i) any such deposited certificates must be endorsed or accompanied either by appropriate transfer power of attorney, duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or appearing on the certificates and must be guaranteed as noted in Instruction 3 below.

3. Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the deposited Alexis Nihon Units, or if the deposited Alexis Nihon Units are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the relevant securities registers of Alexis Nihon or if the payment is to be issued in the name of a person other than the registered owner of the deposited Alexis Nihon Units, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

"Eligible Institution" means a Schedule I Canadian bank, a trust company in Canada, or a member firm of the Montreal Exchange, the Toronto Stock Exchange, the Investment Dealers Association of Canada, a national securities exchange in the United States or the National Association of Securities Dealers, Inc. who are members of the Securities Transfer Agent Medallion Program.

4. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of authority to act. Any of Cominar or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

5. No Partial Tenders

Following payment of Alexis Nihon Units tendered under the Cash Offer, subject to approval of the Exchange Resolution and satisfaction or waiver of the other conditions to the Cash Offer and the Exchange, all of the Alexis Nihon Units will be exchanged pursuant to the Exchange (or part may be redeemed pursuant to the Pre-Exchange Unit Redemption, if applicable, prior to the commencement of the Exchange) and must be submitted to the Depositary. If certificates representing Alexis Nihon Units not taken-up and paid for or redeemed or retracted are to be returned other than in the name of and to the address of the registered owner(s) as shown on the registers of Alexis Nihon, please complete Block B.

6. Substitute Form W-9

United States Alexis Nihon Unitholders must complete Block E in connection with United States backup withholding.

7. Miscellaneous

(a) If the deposited Alexis Nihon Units are represented by certificates and the space on this Letter of Transmittal is insufficient to list all certificates for deposited Alexis Nihon Units, additional certificate numbers and number of deposited Alexis Nihon Units may be included on a separate signed list affixed to this Letter of Transmittal.

(b) The method of delivery of this Letter of Transmittal, certificates and all other required documents is at the option and risk of the depositing Alexis Nihon Unitholder and the delivery will be deemed made only when actually received by the Depositary. In all cases, sufficient time should be allowed to ensure timely delivery.

(c) If the deposited Alexis Nihon Units are registered in different forms (e.g. "John Doe" and "J. Doe") a separate Letter of Transmittal should be signed for each different registration.

(d) No alternative, conditional or contingent deposits will be accepted. All depositing Alexis Nihon Unitholders by execution of this Letter of Transmittal (or facsimile hereof) waive any right to receive any notice of the acceptance of deposited Alexis Nihon Units for payment.

(e) The Cash Offer and the Exchange and any agreement resulting from the acceptance of the Cash Offer and approval of the Exchange Resolution will be construed in accordance with and governed by the laws of the Province of Québec and the laws of Canada applicable therein and the holder of the Alexis Nihon Units covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Québec and the courts of appeal therefrom.

(f) Additional copies of the Cash Offer and the Circulars and this Letter of Transmittal may be obtained from the Depositary at its office at the address listed herein.

8. Lost Certificates

If a certificate representing Alexis Nihon Units has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded to the Depositary, together with a letter describing the loss. The Depositary has been instructed to respond with replacement instructions, which must be properly completed and returned to the Depositary prior to the Expiry Time.

9. Effects of Proration

To the extent that cash is pro-rated, any Alexis Nihon Units not so purchased for cash pursuant to the Cash Offer will be automatically withdrawn from the Cash Offer (without any further action by the depositing Alexis Nihon Unitholder) with the result that such Alexis Nihon Units will be exchanged for Cominar Units at the Exchange Ratio on a tax-deferred "rollover" basis for Canadian income tax purposes under the Exchange. See Section 21, "Certain Canadian Federal Income Tax Considerations" in the Cominar Circular.

The Pre-Exchange Unit Redemption will only apply if less than $127.5 million is elected under the Cash Offer. There is an aggregate maximum number of 17,284,777 Cominar Units (including in respect of Alexis Nihon Units issued upon conversion of the Alexis Nihon Convertible Debentures) available under the Exchange. If more than such amount is elected under the Exchange then, following completion of the Cash Offer but prior to the commencement of the Exchange, the then outstanding Alexis Nihon Units (other than Alexis Nihon Units held by Cominar or an affiliate or subsidiary of Cominar following the take-up and payment of and for Alexis Nihon Units tendered under the Cash Offer) will be redeemed on a pro rata basis by Alexis Nihon (and thus transferred to Alexis Nihon) to the extent of the difference between: (i) $127.5 million; and (ii) the actual amount of cash used to pay for Alexis Nihon Units under the Cash Offer. The consideration for such redemption shall be an amount of $17.00 per Alexis Nihon Unit payable in cash. This redemption will be a taxable disposition. See Section 21, "Certain Canadian Federal Income Tax Considerations" in the Cominar Circular.

Alexis Nihon Unitholders who fail to deposit their Alexis Nihon Units in acceptance of the Cash Offer or the Exchange, together with a Letter of Transmittal, as required under the Cash Offer or the Exchange, as the case may be, will have their Alexis Nihon Units redeemed and thereby transferred to Alexis Nihon pursuant to the Exchange and receive Cominar Units, subject to the Pre-Exchange Unit Redemption, if applicable, which is a taxable event and which is to occur following completion of the Offer but prior to the commencement of the Exchange.

The Depositary, Computershare Investor Services Inc.

For Delivery by Mail:
Computershare Investor Services Inc.
PO Box 7021, 31 Adelaide Street East
Toronto ON M5C 3H2
Attn: Corporate Actions

For Delivery by Courier, Registered Mail or by Hand:
Computershare Investor Services Inc.
9th Floor, 100 University Avenue
Toronto ON M5J 2Y1
Attn: Corporate Actions

Toll Free (within Canada and the U.S.): 1-800-564-6253
International Calls: 514-982-7888

e-mail: corporateactions@computershare.com

Any questions, requests for assistance or additional copies of the Cash Offer, the Circulars and the Letter of Transmittal may be directed by Alexis Nihon Unitholders to the Depositary at its telephone number, e-mail address or its office set out above. You may also contact your broker, investment dealer, bank, trust company or other nominee for assistance.


COMINAR

Alexis Nihon
REAL ESTATE INVESTMENT TRUST

December 20, 2006

Dear Unitholder of Alexis Nihon Real Estate Investment Trust,

We are very pleased to provide you with the enclosed documentation in connection with the proposed combination of Cominar Real Estate Investment Trust (**"Cominar"**) and Alexis Nihon Real Estate Investment Trust (**"Alexis Nihon"**).

The combined REIT will have total assets of approximately $1.8 billion through a substantial portfolio of 204 properties in the Province of Québec and the National Capital Region. The transaction will create one of the largest owners and managers of commercial real estate in the Province of Québec and will combine the highly complementary real estate portfolios of both Cominar and Alexis Nihon to provide an even more diversified base of office, industrial and retail properties. It will transform Cominar into a significant market participant in terms of market capitalization, access to capital, market strength and portfolio diversification. Cominar and Alexis Nihon believe that the transaction will provide a number of benefits to Alexis Nihon unitholders, including a significant premium, an opportunity for tax deferral, greater opportunity for additional value, the creation of a leading diversified REIT, a strong positioning for future growth, attractive investment fundamentals and potentially greater liquidity.

We invite you to attend a special meeting of Alexis Nihon unitholders to be held on January 29, 2007, in the Cartier Room of the Marriott Château Champlain, 1050 de la Gauchetière West, Montréal, Québec at 10:00 a.m. (Montreal time) in connection with the proposed transaction.

The trustees of Alexis Nihon unanimously (with Robert A. Nihon abstaining) recommend that ALL Alexis Nihon unitholders vote IN FAVOUR of the Exchange Resolution and that those Alexis Nihon Unitholders who wish to sell their Alexis Nihon units for cash on a taxable basis for Canadian income tax purposes (subject to pro-ration, if applicable) should also accept and tender their Alexis Nihon units to the Cash Offer.

In recommending that you vote in favour of the Exchange Resolution, the Alexis Nihon board of trustees considered a number of factors which are discussed in greater detail in the accompanying documents, including the fairness opinions of CIBC World Markets Inc. (attached as an appendix to the enclosed documents), that the consideration offered under the proposed transaction is fair, from a financial point of view, to Alexis Nihon unitholders.

Robert A. Nihon and entities controlled by him, directly and indirectly, owning approximately 16.3% of the issued and outstanding Alexis Nihon units as at December 3, 2006, have entered into a lock-up agreement with Cominar pursuant to which they have agreed to support the transaction and vote in favour of the Exchange Resolution. Each of the trustees and senior officers of Alexis Nihon (who collectively, including Robert A. Nihon, beneficially own or control approximately 16.8% of the outstanding Alexis Nihon units) intend to vote in favour of the Exchange Resolution.

ALL ALEXIS NIHON UNITHOLDERS THAT SUPPORT THE TRANSACTION (INCLUDING THOSE THAT TENDER TO THE CASH OFFER) SHOULD VOTE IN FAVOUR OF THE EXCHANGE RESOLUTION BY COMPLETING THE ENCLOSED FROM OF PROXY (WHICH IS PRINTED ON BLUE PAPER). A TENDER TO THE CASH OFFER IS NOT A VOTE IN FAVOUR OF THE EXCHANGE RESOLUTION.

WHILE THE EXPIRY TIME OF THE CASH OFFER IS SUBSEQUENT TO THE DATE OF THE SPECIAL MEETING OF ALEXIS NIHON UNITHOLDERS, ALL ALEXIS NIHON UNITHOLDERS ARE URGED TO TENDER THEIR ALEXIS NIHON UNITS OR DEPOSIT THEIR ALEXIS NIHON UNIT CERTIFICATES AT THE SAME TIME AND TOGETHER WITH THE DULY COMPLETED FORM OF PROXY (WHICH IS PRINTED ON BLUE PAPER) AND LETTER OF TRANSMITTAL (WHICH IS PRINTED ON YELLOW PAPER).

THE PROPOSED TRANSACTION IS COMPRISED OF DIFFERENT COMPONENTS AND IS STRUCTURED TO AFFORD YOU FLEXIBLE TAX TREATMENT BY ENABLING YOU TO CHOOSE BETWEEN: (A) REALIZING A TAXABLE GAIN OR LOSS BY TENDERING TO THE $17.00 CASH OFFER BY COMINAR FOR UNITS OF ALEXIS NIHON (THE "CASH OFFER") OR (B) HAVING YOUR UNITS OF ALEXIS NIHON REDEEMED AND RECEIVING COMINAR UNITS ON A TAX DEFERRED "ROLLOVER" BASIS (THE "EXCHANGE"), SUBJECT TO THE PRE-EXCHANGE UNIT REDEMPTION (WHICH IS DEFINED BELOW AND WHICH IS A TAXABLE DISPOSITION).

The combination is comprised of the Cash Offer, the Pre-Exchange Unit Redemption and the Exchange. Under the Combination, Alexis Nihon unitholders have a choice between the Cash Offer or participating in the Exchange.

The Cash Offer

Under the terms of the Cash Offer, for each Alexis Nihon unit held, Alexis Nihon unitholders will receive $17.00 in cash, subject to a maximum aggregate cash amount of $127.5 million and pro-ration if elections exceed this amount. A pre-exchange unit redemption (the **"Pre-Exchange Unit Redemption"**) will apply if less than $127.5 million is elected under the Cash Offer.

The Pre-Exchange Unit Redemption and the Exchange

Under the terms of the Exchange, Alexis Nihon unitholders will receive 0.77 of a unit of Cominar for each Alexis Nihon unit, subject to pro-ration and adjustment. There is an aggregate maximum number of 17,284,777 units of Cominar available under the Exchange. If more than such amount is elected under the Exchange then, following completion of the Cash Offer but prior to the commencement of the Exchange, the then outstanding units of Alexis Nihon (other than units of Alexis Nihon held by Cominar or an affiliate or subsidiary of Cominar following the take-up and payment of and for units of Alexis Nihon tendered under the Cash Offer) will be redeemed on a pro rata basis by Alexis Nihon (and thus transferred to Alexis Nihon) to the extent of the difference between: (i) $127.5 million; and (ii) the actual amount of cash used to pay for units of Alexis Nihon under the Cash Offer. The consideration for such redemption shall be an amount of $17.00 per unit of Alexis Nihon payable in cash. This redemption will be a taxable disposition.

HOW TO VOTE:

WHETHER OR NOT YOU ACCEPT THE CASH OFFER OR INTEND TO HAVE YOUR ALEXIS NIHON UNITS REDEEMED AND RECEIVE COMINAR UNITS UNDER THE EXCHANGE, REGISTERED ALEXIS NIHON UNITHOLDERS ARE ENCOURAGED TO COMPLETE AND RETURN THE ENCLOSED FORM OF PROXY (WHICH IS PRINTED ON BLUE PAPER) SO AS TO ARRIVE NO LATER THAN 5:00 P.M. (MONTREAL TIME) ON JANUARY 26, 2007. IN ORDER FOR YOUR VOTE TO COUNT IN CONNECTION WITH THE EXCHANGE RESOLUTION SEE THE DETAILED INSTRUCTIONS IN THE FORM OF PROXY FOR HOW TO COMPLETE AND RETURN IT. REGISTERED ALEXIS NIHON UNITHOLDERS CAN ALSO VOTE AT THE MEETING IN PERSON.

Beneficial Alexis Nihon unitholders should also vote, and should contact their broker, dealer, financial institution or other intermediary for instructions on how to do so.

A TENDER TO THE CASH OFFER IS NOT A VOTE FOR THE EXCHANGE RESOLUTION. UNITHOLDERS THAT ACCEPT THE CASH OFFER SHOULD ALSO VOTE IN FAVOUR OF THE EXCHANGE RESOLUTION.

HOW TO ACCEPT THE CASH OFFER OR THE EXCHANGE:

Beneficial Alexis Nihon Unitholders

If you hold your Alexis Nihon units through a broker, dealer, financial institution or other intermediary, you are likely not the registered holder, and you should contact such intermediary for instructions on how to accept the Cash Offer or the Exchange, and how to vote in connection with the Exchange Resolution.

Accepting the Cash Offer

If you would like to **sell your Alexis Nihon units for cash on a taxable basis** (subject to pro-ration), **you should also accept the Cash Offer**, and if you are a **registered Alexis Nihon unitholder**, you should complete **Part A** of the **enclosed yellow Letter of Transmittal** and return it **together with the certificates for your units of Alexis Nihon and other required documents** (see the detailed instructions in the Letter of Transmittal for how to complete and return it). **Alexis Nihon unitholders that accept the Cash Offer should also vote in favour of the Exchange Resolution. Accepting the Cash Offer does not constitute a vote for the Exchange Resolution** — see "How To Vote" above.

Participating in the Exchange

To exchange your Alexis Nihon units for Cominar units on a tax-deferred "rollover" basis for Canadian income tax purposes (subject to the Pre-Exchange Unit Redemption which is a taxable disposition), **registered Alexis Nihon unitholders should complete Part B** of the **enclosed yellow Letter of Transmittal** and return it (see the detailed instructions in the Letter of Transmittal for how to complete and return it), **together with the Alexis Nihon unit certificates and other required documents** — see "How To Vote" above.

IF YOU DO NOTHING:

Alexis Nihon unitholders who fail to deposit their Alexis Nihon units in acceptance of the Cash Offer or the Exchange, together with a Letter of Transmittal (which is printed on yellow paper), as required under the Cash Offer or the Exchange, as the case may be, will have their Alexis Nihon units redeemed and transferred to Alexis Nihon pursuant to the Exchange for Cominar units, subject to the Pre-Exchange Unit Redemption, if applicable, prior to the commencement of the Exchange.

Enclosed Materials

Details of the proposed transaction, including its benefits to Alexis Nihon unitholders, the reasons for the recommendation of the trustees of Alexis Nihon, and the conditions for completion of the transaction, are described in the accompanying Cash Offer, Cominar Circular, Trustees' Circular and Notice of Meeting and Alexis Nihon Information Circular. **We urge you to review and carefully consider all of the information in the enclosed documents in consultation with your financial, legal and other professional advisors.**

For more information on how to vote and accept the Cash Offer or elect to participate in the Exchange, contact the Depositary at:

Computershare Investor Services Inc.
Toll Free (within Canada and the U.S.): 1-800-564-6253
International Calls: 514-982-7888
e-mail: corporateactions@computershare.com.

We are very excited about this proposed business combination and look forward to seeing you at the meeting.



Michel Dallaire
President and CEO
Cominar Real Estate Investment Trust



Robert A. Nihon
Executive Chairman
Alexis Nihon Real Estate Investment Trust

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:

COMINAR REIT and ALEXIS NIHON REIT unanimously agree to combine to create COMINAR NIHON REIT, one of the largest commercial property owners in Québec

<<

- COMINAR REIT has agreed to acquire ALEXIS NIHON REIT for cash or units of COMINAR REIT
- Choice of consideration per ALEXIS NIHON REIT unit: cash of $17.00 or 0.77 of a COMINAR REIT unit
- $17.00 represents 19.4% premium over the ALEXIS NIHON REIT 20-day volume weighted average price
- The Board of Trustees of ALEXIS NIHON REIT has unanimously recommended the transaction and unitholders representing approximately 16.3% of ALEXIS NIHON REIT's units have agreed to lock up their units to the offer
- Option for ALEXIS NIHON REIT unitholders to receive tax deferral on unit exchange
- Conference call to be held at 10:30 a.m. EST on Monday, December 4th

>>

QUEBEC CITY and MONTREAL, Dec. 4 /CNW Telbec/ - Cominar Real Estate Investment Trust ("COMINAR") (TSX: CUF.UN) and Alexis Nihon Real Estate Investment Trust ("ALEXIS NIHON") (TSX: AN.UN) announced today that they have entered into a combination agreement to combine the two REITs to create COMINAR NIHON REAL ESTATE INVESTMENT TRUST ("COMINAR NIHON"), one of the largest commercial property owners and managers in the Province of Québec.

Under the terms of the agreement, COMINAR will acquire all of the issued and outstanding units of ALEXIS NIHON. For each ALEXIS NIHON unit held, ALEXIS NIHON unitholders may elect to receive either: (i) $17.00 in cash, subject to proration as described below; or (ii) 0.77 of a COMINAR unit, subject to proration as described below. There will be a cash amount of $127.5 million (the "Cash Amount") and 17,294,833 units issued (the "Unit Amount"). If more than the Cash Amount is elected, then the cash will be prorated. If more than the Unit Amount is elected, then the units will be prorated. The $17.00 of cash consideration represents a 19.4% premium over the 20-day volume weighted average price of the ALEXIS NIHON units to December 1, 2006. ALEXIS NIHON unitholders may elect to tender their units on a taxable or tax deferred basis.

The combination, which has been approved by the Board of Trustees of both REITs, is expected to be accretive to COMINAR's distributable income and funds from operations on a pro forma basis for the twelve months ended September 30, 2006 and for future periods.

The Boards of Trustees of COMINAR and ALEXIS NIHON believe the combination will provide substantial benefits to both COMINAR and ALEXIS NIHON unitholders, including:

<<

- Leading Market Position: The combination will create one of the largest owners and managers of commercial real estate in the Province of Québec, with 204 properties and approximately 19.3 million square feet of leasable space.

- Complementary Portfolio: The transaction combines the highly complementary real estate portfolio of both REITs to provide an even more diversified base of office, industrial and retail properties.

- Immediately Accretive to Distributable Income: The transaction is expected to be immediately accretive to distributable income and funds from operations. Future benefits are also expected to be derived from property management and operating synergies.

- Synergy Potential: The combined entity is expected to benefit from reductions in overhead and public market expenses and enhanced clustering of the respective portfolios.

- Well Positioned for Future Growth: With an initial pro forma debt to gross book value of approximately 53% (including convertible debentures and approximately 51% excluding convertible debentures), a strong combined pipeline of acquisitions and strong development capabilities, COMINAR NIHON will be well positioned for future growth.

- Greater Liquidity: It is expected that COMINAR NIHON unitholders will enjoy substantially greater liquidity. Based on COMINAR's closing price on December 1, 2006, the combined entity will have a market capitalization in excess of $1.2 billion and will be the 8th largest real estate investment trust in Canada in terms of market capitalization.

>>

COMINAR has received a commitment from National Bank Financial Inc. for the financing required to effect the transaction and to fund related transaction costs.

"We are very excited about this business combination which is a logical regional consolidation. It will bring considerable benefits to unitholders of both COMINAR and ALEXIS NIHON by creating an unparalleled REIT in terms of size, scope and portfolio diversification with a focus on the Montréal and Québec markets. Following the completion of the proposed transaction, the combined entity will have a market capitalization exceeding $1.2 billion, making it the 8th largest real estate investment trust in Canada in terms of market capitalization. COMINAR NIHON will also have total assets of approximately $1.8 billion and will be levered initially at approximately 53% of debt to gross book value of assets (including convertible debentures), thereby providing significant flexibility to pursue our combined development projects and continue to grow" commented Michel Dallaire, COMINAR's President and Chief Executive Officer.

"This transaction offers ALEXIS NIHON's unitholders a significant premium on their investment, and the potential to participate in the ongoing upside through ownership of units of COMINAR NIHON" added Robert A. Nihon, ALEXIS NIHON's Chairman of the Board of Trustees.

"With a large and high quality portfolio of well-situated properties, we have the size and critical mass to significantly enhance our leading position within the Quebec Market" Michel Dallaire continued.

The Board of Trustees of ALEXIS NIHON has unanimously approved the transaction and recommends that ALEXIS NIHON unitholders vote in favour of the combination at a special meeting of unitholders to be held in early February 2007. Robert A. Nihon declared to the Board of Trustees that himself and entities controlled by him, directly and indirectly, owning approximately 16.3% of ALEXIS NIHON's issued and outstanding units, have entered into a lock-up agreement supporting the transaction and, therefore, abstained from voting. While there exists no other transaction involving ALEXIS NIHON and none is expected, Senator Paul J. Massicotte has not entered into a lock-up agreement and has reserved his rights as a unitholder. Senator Massicotte was not a member of the Transaction Committee of the Trustees formed in connection with the transaction and comprised entirely of independent trustees and stated that, as a result of the limited information available to him at this time, he was not in a position to vote in favour or against the transaction and thus decided to abstain from voting.

"We are very pleased that unitholders representing approximately 16.3% of ALEXIS NIHON's units have already expressed their support for the transaction" Michel Dallaire commented.

ALEXIS NIHON's Board of Trustees has received an opinion from its financial advisor CIBC World Markets that the consideration offered under the transaction is fair, from a financial point of view, to the unitholders of ALEXIS NIHON. National Bank Financial Inc. is acting as financial advisor to COMINAR. Davies Ward Phillips and Vineberg LLP is acting as legal counsel to

COMINAR and Fasken Martineau Dumoulin LLP is acting as legal counsel to ALEXIS NIHON.

The transaction will be subject to the approval of two-thirds of ALEXIS NIHON unitholders voting at a special meeting of ALEXIS NIHON unitholders expected for early February 2007. ALEXIS NIHON intends to mail its trustees' and special meeting circular concurrently with COMINAR's take-over bid circular describing the terms of the offer to ALEXIS NIHON unitholders before Christmas. In addition to the approval of ALEXIS NIHON's unitholders, the transaction is subject to regulatory approvals, required consents and other customary closing conditions.

For those ALEXIS NIHON unitholders electing to receive cash consideration for their units pursuant to COMINAR's cash offer, the proposed transaction may represent a disposition for tax purposes. ALEXIS NIHON unitholders electing to receive COMINAR units may receive their COMINAR units on a tax-free exchange as part of the proposed transaction.

The offer will trigger the right of the holders of ALEXIS NIHON convertible debentures to request that their ALEXIS NIHON convertible debentures be purchased on the 30th day following the closing of the transaction for a price equal to 101% of the principal amount of each ALEXIS NIHON convertible debenture plus any accrued and unpaid interest thereon.

The Combination Agreement between ALEXIS NIHON and COMINAR contains customary provisions prohibiting each of ALEXIS NIHON and COMINAR from soliciting any other acquisition proposal but allowing termination in certain circumstances, including receipt of an unsolicited bona fide acquisition proposal from a third party that its Board of Trustees, in the exercise of its fiduciary duties, and in accordance with the terms and conditions of the Combination Agreement, finds to be superior to the proposed transaction, subject to the payment by ALEXIS NIHON of a termination fee to COMINAR of $12.5 million. The unitholders undertakings referred to above would also terminate in such circumstances.

The Combination Agreement also allows ALEXIS NIHON and COMINAR to continue to declare and pay their monthly cash distributions to their Unitholders in the ordinary course of business, although ALEXIS NIHON's Distribution Reinvestment Plan shall be suspended immediately, subject to the approval of the Toronto Stock Exchange.

Once the proposed transaction is completed, the combined entity will be known as the COMINAR NIHON REAL ESTATE INVESTMENT TRUST. Robert A. Nihon shall become the Chairman of the Board of Trustees of COMINAR NIHON and Michel Dallaire will remain as trustee, President and Chief Executive Officer of COMINAR NIHON.

"We look forward to working with COMINAR's Board of Trustees, Michel Dallaire and his management team" Robert A. Nihon added.

Conference Call

Michel Dallaire, President and Chief Executive Officer of COMINAR, and Robert A. Nihon, Chairman of the Board of Trustees of ALEXIS NIHON, will host a conference call on Monday, December 4 at 10:30 a.m. EST to discuss the details of the proposed transaction. To access the call, please dial (514) 940-2795 or toll-free at (866) 249-1964. An electronic copy of a presentation summarizing the highlights of the combination will be available on both COMINAR's and ALEXIS NIHON's website in advance of the conference call.

For those unable to listen to the live conference call, a taped re-broadcast of the call will be available until midnight, December 18, 2006. To listen to the Instant Replay, please dial (877) 289-8525 and enter the passcode 21212302 when prompted followed by the (pound key) symbol. The conference call will also be webcast on www.q1234.com under "COMINAR".

Portfolios as at December 4, 2006

COMINAR REIT (TSX: CUF.UN) is one of the largest commercial real estate property owners and managers in the Province of Québec. It owns a high quality portfolio of 139 properties in the Greater Montréal and Québec City areas, consisting of 15 office, 31 retail, and 93 industrial and mixed-use buildings, totaling over 10.2 million square feet. COMINAR REIT's objectives are to deliver to its unitholders growing cash distributions and to maximize unitholder value through proactive management and the growth of its portfolio.

ALEXIS NIHON REIT (TSX: AN.UN) owns interests in 65 office, retail, and industrial properties, including a 426 unit multi-family residential property, located in the greater Montreal area and the National Capital Region. ALEXIS NIHON REIT's portfolio has an aggregate of 9.1 million square feet of leasable area, of which 0.4 million square feet is co-owned.

Forward-Looking Statements and Non-GAAP Financial Measures

This press release may contain forward-looking statements with respect to Cominar Real Estate Investment Trust, Alexis Nihon Real Estate Investment Trust and their respective operations, strategy, financial performance and condition. These statements generally can be identified by use of forward looking words such as "may", "will", "expect", "estimate", "anticipate", "intends", "believe" or "continue" or the negative thereof or similar variations. The actual results and performance of Cominar Real Estate Investment Trust, Alexis Nihon Real Estate Investment Trust and the combined entity discussed herein could differ materially from those expressed or implied by such statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations, including that the transaction contemplated herein is completed. Some important factors that could cause actual results to differ materially from expectations, or could in certain circumstances result in a termination of the combination agreement discussed herein, include, among other things, general economic and market factors, competition, changes in government regulation and the factors described under "Risk Factors" in the annual information forms of each of Cominar Real Estate Investment Trust and Alexis Nihon Real Estate Investment Trust. The cautionary statements qualify all forward-looking statements attributable to Cominar Real Estate Investment Trust, Alexis Nihon Real Estate Investment Trust and persons acting on their behalf. Unless otherwise stated, all forward-looking statements speak only as of the date of this press release and the parties have no obligation to update such statements.

Distributable income ("DI") and funds from operations ("FFO") are not measures recognized under Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. DI and FFO computed by Cominar Real Estate Investment Trust, Alexis Nihon Real Estate Investment Trust and the combined entity may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar measures reported by such organizations.

%SEDAR: 00010204EF

/For further information: Mr. Michel Dallaire, P.Eng., President and Chief Executive Officer, Cominar Real Estate Investment Trust, (418) 681-8151; Mr. Robert Nihon, Chairman, Alexis Nihon Real Estate Investment Trust, (514) 931-2591; Media: Laird Greenshields, Morin Public Relations, (514) 289-8688, ext. 221 or (877) 289-7007/

(CUF.UN. AN.UN.)

CO: COMINAR REAL ESTATE INVESTMENT TRUST; ALEXIS NIHON REAL ESTATE INVESTMENT TRUST

CNW 08:15e 04-DEC-06

EXECUTION COPY

COMINAR REAL ESTATE INVESTMENT TRUST

and

ALEXIS NIHON REAL ESTATE INVESTMENT TRUST

COMBINATION AGREEMENT

December 3, 2006

DAVIES WARD PHILLIPS & VINEBERG LLP

DM_MTL/265002.00001/1348031.1

175

TABLE OF CONTENTS

COMBINATION AGREEMENT

Combination Agreement dated December 3, 2006 between Michel Dallaire, Alain Dallaire, Michel Paquet, Michel Berthelot, Robert Després, Yvan Caron, Pierre Gingras, Ghislaine Laberge and Dino Fuoco, each in his or her capacity as a trustee of and on behalf of Cominar Real Estate Investment Trust/Fonds de placement immobilier Cominar (**"Cominar"**) and Robert A. Nihon, Thomas J. Leathong, Philip O'Brien, The Honorable Paul J. Massicotte, Gérard A. Limoges, Ian G. Weatherby and Richard Guay, each in his capacity as a trustee on behalf of Alexis Nihon Real Estate Investment Trust/Fonds de placement immobilier Alexis Nihon (**"Alexis Nihon"**).

In consideration of the mutual agreements contained herein (the receipt and adequacy of which are acknowledged), the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings respectively:

"Acquisition Proposal" means: (i) any take-over bid, merger, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation or winding-up in respect of Alexis Nihon or any subsidiary thereof (excluding a *bona fide* internal reorganization) by a Person other than Cominar (or any affiliate or subsidiary of Cominar or a Person acting jointly or in concert with Cominar); (ii) any sale, lease, license, mortgage, hypothecation, pledge, transfer or other disposition of all or a material portion of the assets of Alexis Nihon and its subsidiaries taken as a whole, whether in a single transaction or series of transactions to a Person other than Cominar (or any affiliate or subsidiary of Cominar or a Person acting jointly or in concert with Cominar); (iii) any sale or acquisition of 20% or more of Alexis Nihon's securities of any class or rights or interests therein or thereto or a single transaction or series of transactions; (iv) any similar business combination or transaction, of or involving Alexis Nihon and/or any subsidiary thereof, other than with Cominar (or any affiliate or subsidiary of Cominar or a person acting jointly or in concert with Cominar); (v) any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Combination; or (vi) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any Person other than Cominar (or any affiliate or subsidiary of Cominar or a person acting jointly or in concert with Cominar).

"affiliate" has the meaning that would be given to such term in the Securities Act, if the word "company" were changed to "person" (as defined herein).

"Alexis Nihon Assets" means all the property, assets and undertaking of Alexis Nihon of whatsoever nature or kind, present and future, and wheresoever located, including any rights to purchase assets, properties or undertakings of third parties under agreements to purchase that have not yet closed, if any, and whether or not reflected on the books of Alexis Nihon (and including the shares or other equity interests, but excluding the assets, of its subsidiaries), except as set out in the Alexis Nihon Disclosure Schedule.

"**Alexis Nihon Circular**" means the notice of the Alexis Nihon Meeting and accompanying information circular, including all appendices thereto, to be sent to the Alexis Nihon Unitholders in connection with the Alexis Nihon Meeting.

"**Alexis Nihon Contract of Trust**" means the contract of trust made as of October 18, 2002, as amended and restated as of December 13, 2002, and as of May 15, 2006, governed by the laws of the Province of Québec, pursuant to which Alexis Nihon was established.

"**Alexis Nihon Convertible Debentures**" means the Series A 6.20% convertible unsecured subordinated debentures of Alexis Nihon due June 30, 2014.

"**Alexis Nihon Debenture Trustee**" means Natcan Trust Company.

"**Alexis Nihon Disclosure Letter**" means the letter of even date herewith delivered by Alexis Nihon to Cominar, in form and substance accepted by and initialled on behalf of Cominar, with respect to certain matters in this Agreement.

"**Alexis Nihon Distribution Reinvestment Plan**" means the distribution reinvestment plan of Alexis Nihon providing for the purchase of additional Alexis Nihon Units with cash distributions bearing an effective date of December 20, 2002.

"**Alexis Nihon Employee Unit Purchase Plan**" means the plan providing for the purchase of Alexis Nihon Units on behalf of employees of Alexis Nihon (direct or indirect) adopted on March 1, 2004.

"**Alexis Nihon Indenture**" means the indenture made as of August 31, 2004 between Alexis Nihon and the Alexis Nihon Debenture Trustee, under which the Alexis Nihon Convertible Debentures were issued.

"**Alexis Nihon Long Term Incentive Plan**" means the long term incentive plan for the trustees and officers of Alexis Nihon bearing an effective date of March 31, 2005.

"**Alexis Nihon Meeting**" means the meeting of the Alexis Nihon Unitholders, including any adjournment or postponement thereof contemplated by this Agreement or otherwise approved by Cominar, to be called and held to consider the Exchange Resolution.

"**Alexis Nihon Options**" means any Alexis Nihon Unit purchase options issuable under the Alexis Nihon Unit Option Plan.

"**Alexis Nihon Unit Option Plan**" means the option plan of Alexis Nihon providing for the grant of options to acquire Alexis Nihon Units dated December 20, 2002.

"**Alexis Nihon Units**" means the issued and outstanding units in the capital of Alexis Nihon, as currently constituted.

"**Alexis Nihon Unitholders**" means the registered or beneficial holders of the issued and outstanding Alexis Nihon Units.

"**AMF**" means the *Autorité des marchés financiers* du Québec.

"**Approval Date**" means the date on which all of the approvals specified in Section 5.1.1, Section 5.1.5 and Section 5.1.6 have been obtained.

"**Assumption Agreement**" means the agreement pursuant to which Cominar shall assume the liabilities of Alexis Nihon in connection with the Exchange in a form to be mutually agreed, acting reasonably.

"**Business Day**" means any day on which commercial banks are generally open for business in Montreal other than a Saturday, a Sunday or a day observed as a holiday in Montreal, Québec and Toronto, Ontario under applicable laws.

"**Closing**" means the completion of the Combination and other transactions contemplated hereby or otherwise to be completed in connection with the Combination.

"**Closing Date**" means the seventh Business Day after the Approval Date, such earlier date after the Approval Date as Cominar may determine, or such other date as may be agreed in writing by the parties, acting reasonably,.

"**Closing Time**" means 8:00 a.m. (Montreal time) on the Closing Date, or such other time as may be agreed in writing by the parties.

"**Combination**" means the Offer and the Exchange, collectively, contemplated by this Agreement.

"**Cominar Acquisition Proposal**" means any *bona fide* written or publicly announced proposal or offer made by any Person other than Alexis Nihon (or any affiliate or subsidiary of Alexis Nihon or any Person acting jointly and/or in concert with Alexis Nihon or any affiliate or subsidiary of Alexis Nihon) with respect to any merger, amalgamation, business combination, liquidation, dissolution, recapitalization, take-over, exchange, issuer bid or otherwise, amendment to the Cominar Contract of Trust, extraordinary distribution, purchase of all or any material assets of (or any lease having the same economic effect as a sale of material assets), purchase or issuance as consideration of equity of, or similar transaction involving Cominar or its subsidiaries or affiliates, excluding the Combination.

"**Cominar Circular**" means the offer and take-over bid circular of Cominar to be mailed to Alexis Nihon Unitholders in respect of the Offer.

"**Cominar Contract of Trust**" means the contract of trust made as of March 31, 1998, as amended on May 8, 1998, and as further amended as May 13, 2003, and governed by the laws of the Province of Québec, pursuant to which Cominar was established.

"**Cominar Convertible Debentures**" means the Series A 6.30% convertible unsecured subordinated debentures of Cominar due June 30, 2014.

"**Cominar Disclosure Letter**" means the letter of even date herewith delivered by Cominar to Alexis Nihon, in form and substance accepted by and initialled on behalf of Alexis Nihon, with respect to certain matters in this Agreement.

"**Cominar Distribution Reinvestment Plan**" means the distribution reinvestment plan of Cominar providing for the purchase of additional Cominar Units with cash distributions as amended, supplemented or restated from time to time.

"**Cominar Options**" means the Cominar Unit purchase options granted under the Cominar Unit Option Plan.

"**Cominar Unit Option Plan**" means the option plan of Cominar providing for the grant of options to acquire Cominar Units as amended, supplemented or restated from time to time.

"**Cominar Unitholders**" means the registered or beneficial holders of the issued and outstanding Cominar Units.

"**Cominar Units**" means the issued and outstanding units in the capital of Cominar, as currently constituted.

"**Competition Act**" means the *Competition Act* (Canada), R.S.C., c. C-34, as amended.

"**Competition Act Approval**" has the meaning ascribed in Schedule B annexed hereto.

"**Competition Filing**" has the meaning ascribed in Section 4.2.1.

"**Confidentiality and Standstill Agreement**" means the mutual confidentiality and standstill agreement between Cominar and Alexis Nihon dated as of February 3, 2006, as amended, extended or restated from time to time.

"**Debt Commitment Letter**" means the executed commitment letter from the National Bank of Canada to Cominar dated December 1, 2006, and accepted and agreed to by Cominar on December 3, 2006, committing to provide debt facilities to finance the cash portion of the Offer and the Take-Out Financing, a copy of which has been delivered to Alexis Nihon prior to the execution of this Agreement.

"**Encumbrances**" means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, reservation, easement, right of pre-emption, privilege or any option, right of pre-emption, privilege or contract to create any of the foregoing.

"**Exchange**" means the transactions referred to in Section 2.3.

"**Exchange Ratio**" means 0.77, or such higher number as Cominar may determine, subject to adjustment as provided herein.

"**Exchange Resolution**" means the special resolution of the Alexis Nihon Unitholders, in respect of both the Exchange and related matters, to be in the form and content of Schedule E annexed hereto (subject to any variations agreed by the parties in writing).

"**Expiry Time**" means the time of expiry under the Offer (as extended by Cominar in accordance with the terms hereof).

"**GAAP**" means Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants, applied consistently.

"**Governmental Entity**" means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) any subdivision, agent, commission, board, or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and includes a stock exchange.

"**GST**" means the goods and services tax under subdivision (d) of Part IX of the *Excise Tax Act* (Canada), as amended.

"**including**" means including without limitation.

"**Information**" has the meaning ascribed thereto in Section 4.8.1.

"**Intellectual Property**" has the meaning ascribed thereto in Schedule C annexed hereto.

"**Laws**" means all statutes, regulations, statutory rules, orders, and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity (including the AMF and the TSX), and the term "applicable" with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity (including the AMF and the TSX) having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities.

"**Lock-Up Agreement**" means the lock-up agreement entered into between Cominar and Robert Nihon, 1158904 Ontario Inc., Anglia Holdings S.A., Nihon International Ltd and Pillar Investments Limited, on the date hereof, copy of which is attached to the Cominar Disclosure Letter.

"**Material Adverse Change**" means any change, effect, event or occurrence with respect to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations, results of operations or prospects of Alexis Nihon or Cominar, as applicable, taken as a whole with its subsidiaries, and/or any change with respect to the Québec or Canadian real estate business or the Laws specifically affecting such business or with respect to Canadian or international financial markets generally, that, either alone or together with other such matters, is, or could reasonably be expected to be, material and adverse to Alexis Nihon or Cominar, as applicable, taken as a whole with its subsidiaries. Notwithstanding the foregoing, an event (i) relating to the economy or the financial or securities markets or political conditions in general or (ii) affecting the industry in which Alexis Nihon or Cominar (as applicable) operates in general and not specifically related to or having a materially disproportionate effect on Alexis Nihon or Cominar, as the case may be, shall not constitute a Material Adverse Change with respect to Alexis Nihon or Cominar, as the case may be.

"**Material Adverse Effect**" means any effect (including the effect of any change with respect to the Québec or Canadian real estate business or the Laws specifically affecting Cominar's or Alexis Nihon's business, as applicable, or with respect to Canadian or international financial markets generally) that, either alone or together with other such matters, is, or could reasonably be expected to be, material and adverse to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations, results of operations or prospects of Alexis Nihon or Cominar, as applicable, taken as a whole with its subsidiaries.

"**Material Contracts**" has the meaning ascribed in Schedule C annexed hereto.

"**material fact**" shall have the meaning given to such term under the Securities Act.

"**Nihon Massicotte Head Lease**" means the head lease entered into between Messrs Robert Nihon and Paul Massicotte and certain entities controlled by them on December 20, 2002 pursuant to which as at such date such persons leased the approximately 218,097 square feet of leasable area from Alexis Nihon in order to provide Alexis Nihon Unitholders with stable, predictable revenues in respect of certain vacant spaces.

"**Nihon Massicotte Income Subsidy**" the income subsidy provided by an entity controlled by Messrs. Robert Nihon and Paul Massicotte pursuant to an income subsidy agreement dated December 20, 2002 in order to provide Alexis Nihon Unitholders with a current income stream reflecting certain expected rental increases and renewals and lease assumptions at such time.

"**Nihon Massicotte Pledge**" means the pledge and hypothec by certain entities controlled by Messrs. Robert Nihon and Paul Massicotte of Alexis Nihon Units having an aggregate value as at December 20, 2002 of not less than $10 million as securities for the obligations of such persons under the Nihon Massicotte Head Lease and for certain indemnification obligations of such persons in connection with the sale of properties to Alexis Nihon on December 20, 2002.

"**Offer**" means the take-over bid referred to in Section 2.1.

"**Outside Date**" means May 31, 2007 or such later date as may be mutually agreed by the parties or as is contemplated by Section 6.3.3(d).

"**Payment Units**" has the meaning ascribed in Section 2.3.4.

"**Permitted Encumbrances**" shall have the meaning set forth in the Alexis Nihon Disclosure Letter.

"**Person**" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, patrimony by appropriation, executor, administrator or other legal personal representative, government or governmental authority or entity, however designated or constituted.

"**Pre-Closing Period**" shall mean the period from and including the date hereof to and including the Closing.

"**Pre-Closing Reorganization**" has the meaning ascribed thereto in Section 4.3.3(a).

"**Publicly Disclosed by Alexis Nihon**" means disclosed by Alexis Nihon in a public filing made by it with the AMF and the other securities regulators from January 1, 2005 to the date hereof and available at www.sedar.com or as set out in the Alexis Nihon Disclosure Letter.

"**Publicly Disclosed by Cominar**" means disclosed by Cominar in a public filing made by it with the AMF and the other securities regulators from January 1, 2005 to the date hereof and available at www.sedar.com or as set out in the Cominar Disclosure Letter.

"**QST**" means sales tax payable pursuant to the *Act respecting the Québec sales tax*, as amended.

"**Regulatory Approvals**" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, as set out in Schedule B annexed hereto.

"**Related Party Transactions**" has the meaning ascribed thereto in Schedule C annexed hereto.

"**Remaining Payment Units**" has the meaning ascribed thereto in Section 2.3.6.

"**Representatives**" has the meaning ascribed thereto in Section 4.8.1.

"**Securities Act**" means the *Securities Act* (Québec), as amended.

"**Securities Laws**" means, collectively the Securities Act and all other applicable provincial securities laws, rules and regulations, notices and policy statements in Canada, as amended.

"**subsidiary**" means (i) a corporation more than 50% of the voting power of the outstanding voting shares of which is owned, directly or indirectly, by Alexis Nihon or Cominar, as the case may be, or by one or more other subsidiaries, or by Alexis Nihon or Cominar, as the case may be, and one or more other subsidiaries; or (ii) any other Person (other than a company or corporation) in which Alexis Nihon or Cominar, as the case may be, or one or more other subsidiaries, directly or indirectly, has at least a majority ownership or of which it is the principal beneficiary, and of which Alexis Nihon or Cominar, as the case may be, and/or one or more subsidiaries has, directly or indirectly, the power to direct the policies, management and affairs.

"**Superior Proposal**" means an unsolicited, bona fide Acquisition Proposal (other than the exercise of a right of first refusal, pre-emptive right, right of first offer or other similar right by any Person) made by a third party to Alexis Nihon in writing after the date hereof: (i) to purchase or otherwise acquire, directly or indirectly, by means of a take-over bid, merger, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation or winding-up or similar transaction, all of the Alexis Nihon Units; (ii) that is made available to all Alexis Nihon Unitholders; (iii) that is likely to be completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (iv) in respect of which any required financing to complete such Acquisition Proposal has been or is likely to be obtained; and (v) that would, taking into account all of the terms and conditions of such Acquisition Proposal and its consequences to the Alexis Nihon Unitholders, if consummated in accordance with its terms (but not disregarding any risk of non-completion), result in a transaction more favourable to Alexis Nihon Unitholders from a financial point of view than the Offer and Combination.

"**Take-Out Financing**" means the financing to be put in place by Cominar prior to Closing pursuant to the Debt Commitment Letter or by way of funds on hand or otherwise available to finance (i) the purchase, if applicable, of Alexis Nihon Convertible Debentures following any exercise by the holders thereof of the put option triggered by the Offer at a price equal to 101% of the principal amount plus accrued and unpaid interest and (ii) the repayment of amounts set forth in the Alexis Nihon Disclosure Letter.

"**Tax**" or "**Taxes**" means all income, capital, gross receipts, gains, sales, use, employment, franchise, profits, excise, property, value added and other taxes, fees, stamp taxes or duties, assessments, levies or governmental charges of any kind whatsoever, together with any interest and penalties, additions to tax or additional amounts imposed by any taxing authority with respect thereto.

"**Tax Act**" means the *Income Tax Act* (Canada), as amended.

"**Tax Returns**" means any and all reports, returns or other information required to be provided to or filed with any applicable Governmental Entity in connection with any Taxes.

"**Third Party Consents**" and "**Cominar Third Party Consents**" mean those consents, waivers, confirmations and other approvals of third parties required in connection with the transactions contemplated under this Agreement as contemplated by Schedule C and Schedule D annexed hereto.

"**TSX**" means the Toronto Stock Exchange.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an "Article" or "Section" followed by a number and/or letter refer to the specified Article or Section of this Agreement. The terms "**this Agreement**", "**hereof**", "**herein**" and "**hereunder**" and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Currency

Unless otherwise specifically indicated, all sums of money referred to in this Agreement are expressed in lawful money of the Canada.

1.4 Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5 Date For Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto or of any other event or occurrence contemplated hereby is not a Business Day, such action, event or occurrence shall be required to be taken or occur on the next succeeding Business Day.

1.6 Entire Agreement

This Agreement, the agreements and other documents herein referred to and the Confidentiality and Standstill Agreement constitute the entire agreement between the parties pertaining hereto and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto. Except as expressly represented and warranted herein, neither party shall be considered to have given any other express or implied representations or warranties, including as a result of oral or written statements.

1.7 Schedules

The following Schedules are annexed to this Agreement and are hereby incorporated by reference into this Agreement and form part hereof:

Schedule A - Offer Terms
Schedule B - Regulatory Approvals
Schedule C - Alexis Nihon Representations and Warranties
Schedule D - Cominar Representations and Warranties
Schedule E - Exchange Resolution

1.8 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature required to be made shall be made in a manner consistent with GAAP, consistently applied.

1.9 Knowledge

Each reference herein to the knowledge or awareness of a party means, unless otherwise specified, in the case of Cominar, the knowledge or awareness of Michel Dallaire, Michel Berthelot and Michel Paquet and, in the case of Alexis Nihon, the knowledge or awareness of

Guy Charron, René Fortin, Roger Turpin, and David De Santis, in each case following due inquiry.

1.10 Subsidiaries

Each reference herein to Alexis Nihon and Cominar shall include, unless the context otherwise requires, all of their respective subsidiaries.

ARTICLE 2
THE COMBINATION

2.1 The Offer

2.1.1 Cominar agrees to make, or to cause a direct or indirect wholly-owned subsidiary of Cominar (including for greater certainty a partnership of which Cominar or a subsidiary of Cominar is the general partner) to make, the Offer (on the terms and conditions set forth in Schedule A annexed hereto) for any and all of the Alexis Nihon Units on or before the 20th Business Day after the date of this Agreement (subject to the timely receipt of all required information from Alexis Nihon). Subject to the timely receipt of all required information from Alexis Nihon, as promptly as reasonably practicable after the execution and delivery of this Agreement and in any event within 20 Business Days following same (or such longer period as may be agreed to by the parties), Cominar shall complete the Cominar Circular together with any other documents required by the Securities Laws in connection with the Offer, and as promptly as reasonably practicable thereafter, Cominar shall, unless otherwise agreed by the parties, cause the Cominar Circular and other documentation required in connection with the Offer to be sent to each of the Alexis Nihon Unitholders and filed as required by applicable Laws.

2.1.2 The Offer shall (i) subject to Section 2.1.2(iii), not expire prior to the approval of the Exchange Resolution by Alexis Nihon Unitholders, (ii) be mailed so as to permit the take-up of Alexis Nihon Units duly tendered thereunder and not withdrawn (assuming satisfaction or waiver of all the conditions set forth in Section 5.1 and Section 5.2) not later than immediately prior to the completion of the Combination, and (iii) expire not later than the earlier of the Closing Date and the Outside Date.

2.1.3 Without in any way limiting the conditions of the Offer, in no event shall Cominar take-up and pay for Alexis Nihon Units tendered under the Offer unless all of the conditions set forth in Section 5.1 and Section 5.3 shall have been satisfied or waived to Alexis Nihon's satisfaction, acting reasonably.

2.1.4 Each party shall give the other a reasonable opportunity to review and comment on the Cominar Circular and the Alexis Nihon Circular, as the case may be, and all other documentation included or in connection therewith (including if applicable any cover letter, letter of transmittal and notice of guaranteed delivery).

2.2 Redemption

A maximum of an aggregate number of 17,294,833 Cominar Units will be available under the Offer and the Exchange and, to the extent that less than $127.5 million in cash is used to pay for Alexis Nihon Units under the Offer, then Alexis Nihon will redeem, prior to the Exchange, on a pro rata basis from all holders of Alexis Nihon Units (except Alexis Nihon Units then held by Cominar or any subsidiary or affiliate of Cominar) such number of Alexis Nihon Units at a price of $17 per Alexis Nihon Unit, having a value equal to the difference between $127.5 million and the amount of cash needed to pay for Alexis Nihon Units under the Offer.

2.3 The Exchange

2.3.1 Subject to the terms and conditions of this Agreement, following the taking up and payment for Alexis Nihon Units under the Offer by Cominar and the redemption described under Section 2.2, subject to the terms and conditions herein, (i) Cominar agrees to acquire from Alexis Nihon, and Alexis Nihon agrees to sell to Cominar, all or substantially all of the Alexis Nihon Assets (subject to Section 2.3.13), and (ii) Cominar shall then assume all of the liabilities of Alexis Nihon, in each case on the terms set forth in Section 2.3.

2.3.2 The completion of the Exchange shall take place at the offices of Davies Ward Phillips & Vineberg LLP in Montreal at the Closing Time on the Closing Date.

2.3.3 Each of Cominar and Alexis Nihon shall deliver at the Closing Date such customary conveyancing documents (in registerable form, as applicable), certificates, certified resolutions and opinions of counsel that are specifically required by any applicable agreements to which Alexis Nihon is a party, and other closing documents as may be required by the other party hereto, acting reasonably, including the Assumption Agreement.

2.3.4 In consideration of the sale and transfer of the Alexis Nihon Assets as provided above, at the Closing Time, Cominar shall execute and deliver the Assumption Agreement, and issue to Alexis Nihon, subject to adjustment pursuant hereto, including as required in respect of any compulsory cash pro-ration or associated redemption to occur prior to the Exchange, if any, under the Combination an aggregate number of Cominar Units (the "**Payment Units**") equal to the number of Alexis Nihon Units outstanding as of the opening of business on the Closing Date multiplied by the Exchange Ratio. Such consideration shall be allocated to the Alexis Nihon Assets in the manner to be determined jointly by Cominar and Alexis Nihon, acting reasonably.

2.3.5 Forthwith and in any event no later than 60 days after completion of the transactions referred to above in Section 2.3, Alexis Nihon shall cause all of the then outstanding Alexis Nihon Units (except, if necessary, such number of Alexis Nihon Units then held by Cominar as shall be determined jointly by Cominar and Alexis Nihon, each acting reasonably, provided that in no event shall less than substantially all of the Alexis Nihon Units be redeemed or retracted) to be redeemed or retracted in exchange for the distribution, on a pro rata basis, but having regard to Section 2.3.6, below, to all Alexis Nihon Unitholders (including Cominar as a result of the acceptance of the Offer) of all of the Payment Units.

2.3.6 In order to distribute fractional Payment Units, Alexis Nihon will distribute to its transfer agent, as agent for the Alexis Nihon Unitholders, such number of Payment Units (the "**Remaining Payment Units**") as represents the sum of the fractional Payment Units to which the Alexis Nihon Unitholders are entitled, rounded up to the next whole number of Payment Units, and Cominar's transfer agent, as agent for the Alexis Nihon Unitholders, shall, as expeditiously as is commercially reasonable thereafter, sell the Remaining Payment Units through the facilities of the TSX and pay the net proceeds of such sales, after brokerage sales commissions, to those Alexis Nihon Unitholders who are entitled to receive a fractional Payment Unit based on their respective entitlements to Remaining Payment Units, less any applicable withholding taxes and without interest.

2.3.7 Within the prescribed time period and in the prescribed form provided for in section 132.2 of the Tax Act (and similar provincial legislation), Cominar and Alexis Nihon shall jointly elect to have section 132.2 of the Tax Act (and similar provincial legislation) apply with respect to the Exchange. Cominar and Alexis Nihon shall jointly determine, each acting reasonably (with a view to minimizing the Tax payable by Alexis Nihon and Alexis Nihon Unitholders and providing additional Tax shelter for Cominar that is not less than what would have otherwise been available for Alexis Nihon), the elected amounts for the Alexis Nihon Assets and the designated order of the disposition of the depreciable properties forming part of the Alexis Nihon Assets. It is intended that the transfer amounts will be elected such that Alexis Nihon will realize gain on the transferred assets only to the extent that it has losses or other deductions available to it to shelter such gains as determined by its tax advisors, acting reasonably.

2.3.8 Upon receipt by Cominar of any Payment Units, they shall be immediately cancelled by Cominar without the payment of any consideration therefor.

2.3.9 Cominar shall convene and hold a special meeting of the Cominar Unitholders prior to Closing in connection with which it shall propose that the name of Cominar be changed to the Cominar Nihon Real Estate Investment Trust as and from the Closing Date and that its board of trustees be increased to 10 trustees, by way of an increase from five to six independent trustees and for the election of Gérard Limoges and Richard

Guay as two of the proposed independent trustees, one of which shall replace an existing independent trustee of Cominar.

2.3.10 Cominar and Alexis Nihon have been advised that, pursuant to arrangements between certain Cominar Unitholders and certain Alexis Nihon Unitholders, the trustees designated as "Cominar Trustees" under the Contract of Trust shall consist of Michel Dallaire, Alain Dallaire, Robert Nihon and Philip O'Brien.

2.3.11 Cominar and Alexis Nihon have also agreed that it will be proposed to the trustees of the Cominar Nihon Real Estate Investment Trust that Robert Nihon be appointed as Chairman of the continuing board of trustees of the Cominar Nihon Real Estate Investment Trust as and from the Closing Date, and that Michel Dallaire shall also continue as President and Chief Executive Officer of the Cominar Nihon Real Estate Investment Trust.

2.3.12 Cominar shall pay all applicable transfer Taxes and other governmental charges in connection with the purchase of the Alexis Nihon Assets, and the parties shall seek to minimize such Taxes, including by electing under section 167 of the *Excise Tax Act (Canada)*. Cominar and Alexis Nihon shall file an election under subsection 20(24) of the Tax Act in respect of amounts paid by Alexis Nihon to Cominar in consideration for the assumption by Cominar of Alexis Nihon's obligations in respect of any undertaking described in subsection 20(24) of the Tax Act. Alexis Nihon shall execute such other Tax elections as Cominar may reasonably request in connection with the transfer of the Alexis Nihon Assets, including under section 22 of the Tax Act in respect of accounts receivable. Alexis Nihon confirms that it is registered under subdivision (d) of Division (v) of Part IX of the *Excise Tax Act (Canada)*.

2.3.13 The benefit of all non-transferable property or rights forming part of the Alexis Nihon Assets shall be held by Alexis Nihon and its trustees for the benefit of Cominar.

2.3.14 Alexis Nihon covenants in favour of Cominar that Alexis Nihon shall:

(a) subject to any delays in the timing of the holding of the Alexis Nihon Meeting required pursuant to National Instrument 54-101 or Section 7.3 of the Alexis Nihon Contract of Trust, convene and, as promptly as is reasonably practicable and in any event no later than February 14, 2007 (or such later date as Cominar and Alexis Nihon may agree in writing), hold the Alexis Nihon Meeting for the purpose of considering the Exchange Resolution;

(b) as promptly as reasonably practicable after the execution and delivery of this Agreement and in any event within 20 Business Days following same (or such longer period as may be agreed to by the parties each acting reasonably), Alexis Nihon shall (subject to the timely receipt of all required information from Cominar), in consultation with Cominar, complete the Alexis Nihon Circular, the trustees' circular in response to the Offer, together with any other documents required by the Securities Laws in connection with the Combination, and as promptly as reasonably practicable thereafter, Alexis Nihon shall, unless otherwise agreed by the parties, cause the Alexis Nihon Circular, the trustees' circular in response to the Offer and other documentation required in connection with the Alexis Nihon Meeting and the Offer to be sent to each of the Alexis Nihon Unitholders and filed as required by applicable Laws provided however that Alexis Nihon shall not be obligated to mail and file the Alexis Nihon Circular and the trustees' circular in response to the Offer unless the Cominar Circular has been or is, concurrently mailed and filed in accordance with Section 2.1.1;

(c) take all commercially reasonable actions that are necessary or desirable or as reasonably requested by Cominar to secure the approval of the Exchange Resolution by the Alexis Nihon Unitholders at the Alexis Nihon Meeting, except to the extent that Alexis Nihon's trustees have changed, modified or withdrawn their recommendation in accordance with the terms of this Agreement and except that Alexis Nihon shall not be required to retain any soliciting agents for the purpose of soliciting proxies unless requested to do so by Cominar and unless Cominar agrees to reimburse Alexis Nihon for the costs of retaining such soliciting agents; and

(d) subject to Section 4.7.3 and Section 5.4.2, except as required for quorum purposes, not adjourn, postpone or cancel (or propose for adjournment, postponement or cancellation) the Alexis Nihon Meeting without Cominar's prior written consent, except as required by the Contract of Trust or applicable Laws or except as required by the Alexis Nihon Unitholders.

2.3.15 Alexis Nihon may, in its sole discretion, without delaying the Alexis Nihon Meeting, determine to hold the Alexis Nihon annual and general meeting contemporaneously with the Alexis Nihon Meeting, in which event, the Alexis Nihon Circular may also relate to annual and general matters (and not special business, unless approved by Cominar) to be put before Alexis Nihon Unitholders in connection with such annual and general meeting of Alexis Nihon Unitholders in addition to the Exchange Resolution.

2.3.16 If Alexis Nihon provides Cominar with notice under Section 4.7.1 on a date that is less than five calendar days before the date of the Alexis Nihon Meeting and Cominar has not made a proposal in accordance with Section 4.7.2 that Alexis Nihon and its trustees have determined in accordance with Section 4.7.2 would, if consummated in accordance with its terms, result in a transaction equally or more favourable to Alexis Nihon Unitholders from a financial point of view than the transaction contemplated by the Superior Proposal in respect of which notice was given under Section 4.7.1, subject to applicable Laws, Alexis Nihon may adjourn or postpone, in whole or in part, the Alexis Nihon Meeting to a date that is up to five calendar days, or the next Business Day thereafter (if the fifth calendar is not a Business Day), after the scheduled date of the Alexis Nihon Meeting.

2.4 Alexis Nihon Approval of the Offer and Exchange

Alexis Nihon represents and warrants to and in favour of Cominar that:

2.4.1 its trustees have determined unanimously (Mr. Robert A. Nihon and Senator Paul J. Massicotte abstaining) that, as at the date hereof, this Agreement and the Offer and the Exchange are fair to the Alexis Nihon Unitholders and are in the best interests of Alexis Nihon and the Alexis Nihon Unitholders;

2.4.2 its trustees have, as at the date hereof, unanimously resolved (Mr. Robert A. Nihon and Senator Paul J. Massicotte abstaining) to recommend that Alexis Nihon Unitholders vote in favour of the Exchange Resolution; and

2.4.3 its trustees have received an opinion from CIBC World Markets Inc. that the consideration receivable under the Combination is fair from a financial point of view to the Alexis Nihon Unitholders.

2.5 Alexis Nihon Unitholders' List

Alexis Nihon will promptly deliver such lists of Alexis Nihon Unitholders as may be requested by Cominar.

2.6 Preparation of Filings, Securities Compliance, etc.

2.6.1 Cominar and Alexis Nihon shall use their respective commercially reasonable efforts to cooperate in the preparation, seeking and obtaining of all circulars, filings, consents, Regulatory Approvals and other approvals and other matters in connection with this Agreement and the Offer and the Exchange.

2.6.2 Each of Cominar and Alexis Nihon shall furnish to the other all such information concerning it and its Unitholders as may be reasonably required (and, in the case of its Unitholders, available to it) to effect the actions described in Section 2.6, and each covenants that no information furnished by it (to its knowledge in the case of information concerning its Unitholders) in connection with such actions will contain any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished.

2.6.3 Cominar and Alexis Nihon shall each promptly notify the other if at any time before the Expiry Time it becomes aware that any disclosure concerning it in the Offer, the trustees' circular in response to the Offer, the Alexis Nihon Circular or any other document described in Section 2.6 contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Offer, the trustees' circular in response to the Offer, the Alexis Nihon Circular or such other document. In any such event, Cominar and Alexis Nihon shall, subject to the terms and conditions of this Agreement, cooperate in the preparation of a supplement or amendment to the Offer, the trustees' circular in response to the Offer, the Alexis Nihon Circular or such other document, as required and as the case may be, and, if required, shall cause the same to be distributed to the Alexis Nihon Unitholders and/or filed with the relevant securities regulatory authorities and/or stock exchanges.

2.6.4 Cominar shall ensure that the Offer complies with all applicable Laws and, without limiting the generality of the foregoing, that the Offer does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information concerning and provided by Alexis Nihon). Alexis Nihon shall ensure that the trustees' circular in response to the Offer and the Alexis Nihon Circular comply with all applicable Laws and, without limiting the generality of the foregoing, that they do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information concerning and provided by Cominar).

2.6.5 Alexis Nihon and Cominar shall use commercially reasonable efforts to obtain all orders required from the applicable Governmental Entities in Canada as may be necessary to permit the issuance of Cominar Units in connection with the Combination and to permit the transfer of the Cominar Units to be issued in connection with the Exchange by Alexis Nihon and the Alexis Nihon Unitholders and to permit the resale of all such Cominar Units in Canada without qualification with, or approval of, or the filing of any prospectus or similar document, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, any Governmental Entity in Canada under applicable Laws or pursuant to the rules and regulations of any Governmental Entity in Canada administering such Laws, or the fulfillment of any other legal requirement in any such jurisdiction in Canada (other than, with respect to such resales, any restrictions on transfer by reason of, among other things, a holder being a "control person" for purposes of applicable Laws and/or conditions provided for under applicable

Law relating to ordinary course resale restrictions) and to permit such Cominar Units to be listed and posted for trading on the TSX on the Closing Date and to fulfill all requirements of the TSX in connection with such listing. The parties agree that this Agreement may be filed with applicable Governmental Entities as may be considered necessary or desirable by either of the parties notwithstanding the provisions of any confidentiality agreement previously entered into among some or all of the parties hereto.

2.7 Alexis Nihon Convertible Debentures

Cominar agrees to execute and deliver a supplemental indenture in respect of the Alexis Nihon Indenture at Closing such that Cominar shall become the "successor" of Alexis Nihon within the meaning of the Alexis Nihon Indenture and assume Alexis Nihon's obligations pursuant to the Alexis Nihon Convertible Debentures.

2.8 Alexis Nihon Debenture Put Option

Cominar acknowledges that the Offer will trigger the right of the holders of Alexis Nihon Convertible Debentures to request that their Alexis Nihon Convertible Debentures be purchased on the 30th day following a change of control (as defined in the Alexis Nihon Indenture) at a price equal to 101% of the principal amount of such Alexis Nihon Convertible Debentures plus any accrued and unpaid interest thereon. Cominar undertakes to assume any payment to be made to holders of the Alexis Nihon Convertible Debentures. The obligations of Alexis Nihon upon the exercise of such put option shall be financed under the Take-Out Financing.

2.9 Assumption of Certain Hypothecs

Without limiting the generality of Section 2.3.1 or Section 2.3.3, Cominar agrees to execute and deliver, at Closing, a specific assumption agreement in form and substance to be agreed upon by Cominar and Alexis Nihon in respect of certain hypothecs listed in the Alexis Nihon Disclosure Letter and assumed by Cominar at Closing.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Alexis Nihon

Alexis Nihon represents and warrants to and in favour of Cominar as set forth in Schedule C annexed hereto and acknowledges that Cominar is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

3.2 U.S. Resident Alexis Nihon Unitholders

Alexis Nihon represents that, to its knowledge, (i) with the exception of any Person beneficially owning, directly or indirectly, or controlling or directing, 10% or more of the issued and outstanding Alexis Nihon Units, as at the date which is 30 days prior to the date of the Offer, no more than 10% of the Alexis Nihon Unitholders were residents of the United States of

America for the purposes of Rule 802 under the *Securities Act of 1933* and (ii) at least one Alexis Nihon Unit is held by a resident of the United States of America for the purposes of Rule 802 under the *Securities Act of 1933*.

3.3 Representations and Warranties of Cominar

Cominar represents and warrants to and in favour of Alexis Nihon as set forth in Schedule D annexed hereto and acknowledges that Alexis Nihon is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

3.4 Cumulative Breach

The breaches, if any, of the representations and warranties made by Alexis Nihon or Cominar, including those that would occur if all references in such representations and warranties to phrases concerning materiality, including references to the qualification relating to a Material Adverse Effect, were deleted, shall constitute a breach if such breaches would, in the aggregate have a Material Adverse Effect in respect of the relevant party.

3.5 Disclosure Letters

All disclosures in the Alexis Nihon Disclosure Letter and the Cominar Disclosure Letter must reference or be associated with a particular Section in the Agreement, and no meaning will be given to any disclosure that does not reference or is not associated with a particular section in the Agreement.

3.6 Survival

For greater certainty, the representations and warranties of Alexis Nihon and Cominar contained herein shall survive the execution and delivery of this Agreement and shall terminate on the completion of the Exchange. Any investigation by a party hereto and its advisors shall not mitigate, diminish or affect the representations and warranties of the other party to this Agreement.

ARTICLE 4
COVENANTS

4.1 Retention of Goodwill

During the Pre-Closing Period, Cominar and Alexis Nihon will, subject to the fact that a transaction involving their respective businesses is contemplated hereby, continue to carry on their businesses in a manner consistent with prior practice, except (i) with the prior written consent of the other, not to be unreasonably withheld or delayed or (ii) as expressly contemplated by this Agreement or permitted under Section 4.3 or Section 4.4, including as disclosed in the Cominar Disclosure Letter or the Alexis Nihon Disclosure Letter, as applicable.

4.2 Competition Act Approval

4.2.1 Cominar and Alexis Nihon and/or any of their affiliates or subsidiaries, as applicable, shall: (i) take promptly all reasonable actions necessary to make the filings required, or which Cominar and Alexis Nihon jointly elect to make in respect of the Competition Act Approval (the "**Competition Filing**"); and (ii) comply at the earliest practicable date with any request for additional information or documentary material received by Cominar or Alexis Nihon or any of their affiliates or subsidiaries from a Governmental Entity with respect to a Competition Filing.

4.2.2 Each of Cominar and Alexis Nihon shall pay 50% of any and all application or filing fees with respect to any and all applications or filings in respect of the Competition Act Approval.

4.2.3 All requests and enquiries from any Governmental Entity in respect of the Competition Act approval shall be dealt with by Cominar and Alexis Nihon in consultation with each other, and Cominar and Alexis Nihon shall promptly co-operate with and provide all necessary information and assistance reasonably required by such Governmental Entity in respect of the Competition Act Approval upon being requested to do so by such authority or by the other party.

4.3 Covenants of Alexis Nihon

4.3.1 Alexis Nihon covenants and agrees that, until the Closing Date or the earlier termination of this Agreement (or any of the provisions thereof) in accordance with Article 6, except: (i) with the prior written consent of Cominar, not to be unreasonably withheld or delayed, to any deviation therefrom; (ii) with respect to any matter expressly contemplated by this Agreement; (iii) in connection with an Acquisition Proposal and in accordance with the provisions hereof relating to the manner in which Alexis Nihon is required to deal with an Acquisition Proposal; or (iv) as disclosed in the Alexis Nihon Disclosure Letter, Alexis Nihon will:

(a) carry on its business in, and only in, the ordinary and regular course in substantially the same manner as heretofore conducted and, to the extent consistent with such business, use commercially reasonable efforts to preserve intact its present business organization and keep available the services of its present officers and employees and others having business dealings with it to the end that its goodwill and business shall be maintained;

(b) not split, consolidate or reclassify any of the outstanding Alexis Nihon Units nor declare, set aside or pay any distributions (other than normal monthly distributions of up to $0.0917 per Unit per month) on or in respect of the outstanding Alexis Nihon Units;

(c) not amend the Alexis Nihon Contract of Trust, investment restrictions or operating policies of Alexis Nihon except as may be necessary to permit the redemption and/or retraction of the Alexis Nihon Units pursuant to the Combination;

(d) not sell, hypothecate, encumber, allot, reserve, set aside or issue, authorize or propose the sale, hypothec, encumbrance, allotment, reservation, setting aside or issuance of, or purchase or redeem or propose the purchase or redemption of, any Alexis Nihon Units or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such Alexis Nihon Units or other convertible or exchangeable securities;

(e) not amend the articles, by-laws or other constituting documents of any subsidiary or change the beneficiaries or trustees thereof, or sell, hypothecate, encumber, allot, reserve, set aside or issue, authorize or propose the sale, hypothec, encumbrance, allotment, reservation, setting aside or issuance of, or purchase or redeem or propose the purchase or redemption of, any securities of any subsidiary or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such securities;

(f) not amend, vary or modify the Alexis Nihon Unit Option Plan, the Alexis Nihon Unit Employee Purchase Plan, the Alexis Nihon Distribution Reinvestment Plan or the Alexis Nihon Long Term Incentive Plan or any of the benefits granted thereunder;

(g) not reorganize, amalgamate or merge Alexis Nihon or any of its affiliates or subsidiaries with any other Person, nor acquire or agree to acquire by amalgamating, merging or consolidating with, purchasing substantially all of the assets or shares of or otherwise, any business of any other Person;

(h) not sell, lease, hypothecate, encumber or otherwise dispose of any material assets;

(i) not enter into, renew or amend any material contracts, including any mortgage or hypothecary financing or property management arrangements;

(j) except for commitments entered into prior to the date hereof which are not in the ordinary course and which are disclosed in the Alexis Nihon Disclosure Letter, not make any individual expenditure or series of related expenditures other than in the ordinary course of business in excess of $100,000 or make any expenditure other than in the ordinary course of business if to do so would result in the aggregate amount of all expenditures other than in the ordinary course of business exceeding $250,000, and, for greater certainty, except as contemplated herein, shall not purchase, lease or otherwise (through amalgamation, merger or other form of acquisition) acquire other than in the ordinary course of business any capital asset or group of related capital assets at a cost in excess of $100,000 or acquire any capital assets other than in the ordinary course of business if to do so would result in the aggregate cost of all acquisitions other than in the ordinary course of business exceeding $250,000;

(k) not, and cause each of its subsidiaries and affiliates not to, other than as required pursuant to employment, pension, supplemental pension, termination, or compensation arrangements or policies existing prior to the date hereof or as required by applicable Laws or disclosed in the Alexis Nihon Disclosure Letter, enter into or modify any employment, severance, collective bargaining or similar agreements, policies or arrangements with, or grant any bonuses, salary increases, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay to or any other form of compensation or with respect to any increase of benefits payable to, or make any loan to, any officers, directors, trustees or employees (or independent contractors) of Alexis Nihon or any subsidiary;

(l) not, and cause its subsidiaries and affiliates not to, settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement or the Offer or the Exchange prior to the Closing Date;

(m) not guarantee the payment of any material indebtedness or incur any material indebtedness for borrowed money or issue or sell any material debt securities, except for borrowings in the ordinary course under credit facilities in place on the date of execution hereof;

(n) use commercially reasonable efforts (and cause each of its subsidiaries and affiliates to use commercially reasonable efforts) to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and reinsurance companies of nationally recognized standing providing similar coverage are in full force and effect;

(o) not make any material changes to existing accounting practices, except as required by Law or required by GAAP;

(p) not enter into any agreement to do any of the foregoing prohibited matters;

(q) promptly advise Cominar orally and in writing of any Material Adverse Change in respect of Alexis Nihon; and

(r) notwithstanding anything set forth in this Agreement or in the Alexis Nihon Disclosure Letter, in no case shall Alexis Nihon or any subsidiary thereof incur, increase, guarantee or otherwise become subject to any debt or obligations that could have the effect of rendering the representation and warranty of Alexis Nihon set forth at paragraph 26 of Schedule C annexed hereto becoming untrue or otherwise affecting the ability of Cominar or Alexis Nihon to comply with the provisions of Section 4.5.

4.3.2 Alexis Nihon shall and shall cause its affiliates and subsidiaries to perform all obligations reasonably required to be performed by Alexis Nihon or any of its subsidiaries and affiliates under this Agreement, co-operate with Cominar in connection therewith, and do all such other acts and things as may be reasonably necessary in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Alexis Nihon, subject to Section 4.7, shall and where appropriate shall cause its subsidiaries and affiliates to:

(a) apply for and use commercially reasonable efforts to obtain all Regulatory Approvals and Third Party Consents relating to Alexis Nihon or any of its subsidiaries or affiliates and, in doing so, keep Cominar reasonably informed, subject to applicable Laws, as to the status of the proceedings related to obtaining such Regulatory Approvals and Third Party Consents, including providing Cominar with copies of all related applications and notifications, in draft form, in order for Cominar to provide its reasonable comments, and providing Cominar with copies of all material correspondence relating to such Regulatory Approvals and Third Party Consents;

(b) use commercially reasonable efforts to defend, in consultation with Cominar, all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(c) use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order relating to Alexis Nihon or other order which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

(d) comply promptly with all requirements which applicable Laws may impose on Alexis Nihon with respect to the transactions contemplated hereby and by the Combination; and

(e) effect all necessary registrations, filings and submissions of information required by Governmental Entities from Alexis Nihon or any of its subsidiaries or affiliates relating to the Offer or the Exchange.

4.3.3 Pre-Closing Reorganization. Alexis Nihon agrees that, upon request by Cominar, Alexis Nihon shall:

(a) effect such reorganization of its business, operations and assets and/or those of its subsidiaries, such other transactions as Cominar may request acting reasonably provided that the Pre-Closing Reorganizations are not prejudicial to Alexis Nihon or the Alexis Nihon Unitholders in any material respect and: (i) do not result or are likely to result in a breach by Alexis Nihon of: (A) any existing contract of commitment of Alexis Nihon or (B) any applicable Laws; or (ii) cannot reasonably be expected to unduly impede or delay Cominar's ability to complete the Offer and the Exchange (each a "**Pre-Closing Reorganization**"); and

(b) cooperate with Cominar and its advisors in order to determine the nature of the Pre-Closing Reorganizations that might be undertaken and the manner in which they most effectively may be undertaken. Cominar shall provide written notice to Alexis Nihon of any proposed Pre-Closing Reorganizations of at least ten (10) business days prior to the Closing Date. Upon receipt of such notice, Alexis Nihon and Cominar shall work cooperatively and use commercially reasonably efforts to prepare, prior to the Closing Date, all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Closing Reorganization. Cominar hereby waives any breach of a representation, warranty or covenant by Alexis Nihon where such breach is solely a result of an action taken by Alexis Nihon in good faith at the express request of Cominar in accordance with this Section 4.3.3.

4.3.4 Alexis Nihon shall cooperate with and assist Cominar, employing all commercially reasonable efforts in this regard, in replacing Alexis Nihon's current working capital and acquisition facility lenders, including permitting the registration of security on certain of the Alexis Nihon Assets prior to Closing, which security Cominar covenants to cause to be removed in the event that this Agreement is terminated, and the negotiation and entering into of any required inter-lender agreements.

4.4 Covenants of Cominar

4.4.1 Cominar covenants and agrees that, until the Closing Date or the earlier termination of this Agreement in accordance with Article 6, except: (i) with the prior written consent of Alexis Nihon not to be unreasonably withheld or delayed to any deviation therefrom; (ii) with respect to any matter expressly contemplated by this Agreement; (iii) in connection with a Cominar Acquisition Proposal and in accordance with the provisions hereof relating to the manner in which Cominar is required to deal with a Cominar Acquisition Proposal; (iv) as disclosed in the Cominar Disclosure Letter, or (v) in connection with the Debt Commitment Letter, Cominar will:

(a) carry on its business in, and only in, the ordinary and regular course in substantially the same manner as heretofore conducted and, to the extent consistent with such business, use commercially reasonable efforts to preserve intact its present business organization and keep available the services of its present officers and employees and others having business dealings with it to the end that its goodwill and business shall be maintained;

(b) not split, consolidate or reclassify any of the outstanding Cominar Units nor declare, set aside or pay any distributions (other than normal monthly distributions of up to $0.102 per Cominar Unit per month on or in respect of the outstanding Cominar Units;

(c) not amend the Cominar Contract of Trust, investment restrictions or operating policies of Cominar;

(d) not sell, hypothecate, encumber, allot, reserve, set aside or issue, authorize or propose the sale, hypothec, encumbrance, allotment, reservation, setting aside or issuance of, or purchase or redeem or propose the purchase or redemption of, any Cominar Units or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such Cominar Units or other convertible or exchangeable securities, except for the issuance of Cominar Units pursuant to Cominar Options granted and duly exercised prior to the date hereof;

(e) not amend the articles or by-laws of any subsidiary, or sell, hypothecate, encumber, allot, reserve, set aside or issue, authorize or propose the sale, hypothec, encumbrance, allotment, reservation, setting aside or issuance of, or purchase or redeem or propose the purchase or redemption of, any securities of any subsidiary or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such securities;

(f) not amend, vary or modify the Cominar Unit Option Plan or any of the Cominar Options, not amend, vary or modify the Cominar Unit Purchase Plan or the Cominar Distribution Reinvestment Plan or any of the benefits granted thereunder;

(g) not reorganize, amalgamate or merge Cominar or any of its subsidiaries or affiliates with any other Person, nor acquire or agree to acquire by amalgamating, merging or consolidating with, purchasing substantially all of the assets or shares of or otherwise, any business of any other Person;

(h) not sell any material assets;

(i) not enter into, renew or amend any material contracts, including property management arrangements but excluding hypothecary financing arrangements;

(j) except for commitments entered into prior to the date hereof which are not in the ordinary course and which are disclosed in the Cominar Disclosure Letter, not make any individual expenditure or series of related expenditures other than in the ordinary course of business in excess of $100,000 or make any expenditure other than in the ordinary course of business if to do so would result in the aggregate amount of all expenditures other than in the ordinary course of business exceeding $1,000,000, and, for greater certainty, except as contemplated herein, shall not purchase, lease or otherwise (through amalgamation, merger or other form of acquisition) acquire other than in the ordinary course of business any capital asset or group of related capital assets at a cost in excess of $100,000 or acquire any capital assets other than in the ordinary course of business if to do so would result in the aggregate cost of all acquisitions other than in the ordinary course of business exceeding $1,000,000;

(k) not, and cause each of its subsidiaries and affiliates not to, other than as required pursuant to employment, pension, supplemental pension, termination, or compensation arrangements or policies existing prior to the date hereof or as required by applicable Laws or disclosed in the Cominar Disclosure Letter, enter into or modify any employment, severance, collective bargaining or similar agreements, policies or arrangements with, or grant any bonuses, salary increases, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay to or any other form of compensation or with respect to any increase of benefits payable to, or make any loan to, any officers, directors, trustees or employees (or independent contractors) of Cominar or any subsidiary;

(l) not, and cause its subsidiaries and affiliates not to, settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement or the Offer or the Exchange prior to the Closing Date;

(m) use commercially reasonable efforts (and cause each of its subsidiaries and affiliates to use commercially reasonable efforts) to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and reinsurance companies of nationally recognized standing providing similar coverage are in full force and effect;

(n) not make any material changes to existing accounting practices, except as required by Law or required by GAAP;

(o) not enter into any agreement to do any of the foregoing prohibited matters;

(p) promptly advise Alexis Nihon orally and in writing of any Material Adverse Change in respect of Cominar; and

(q) not amend, modify or vary the terms of the Lock-Up Agreement in a manner that is adverse to the Offer or the Exchange.

4.4.2 Cominar shall and shall cause its subsidiaries and affiliates to perform all obligations reasonably required to be performed by Cominar or any of its subsidiaries under this Agreement, co-operate with Alexis Nihon in connection therewith, and do all such other acts and things as may be reasonably necessary in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Cominar, shall and where appropriate shall cause its subsidiaries to:

(a) apply for and use commercially reasonable efforts to obtain all Regulatory Approvals and Cominar Third Party Consents relating to Cominar or any of its subsidiaries and, in doing so, keep Alexis Nihon reasonably informed, subject to applicable Laws, as to the status of the proceedings related to obtaining such Regulatory Approvals and Cominar Third Party Consents, including providing Alexis Nihon with copies of all related applications and notifications, in draft form, in order for Alexis Nihon to provide its reasonable comments, and providing Alexis Nihon with copies of all material correspondence relating to such Regulatory Approvals and Cominar Third Party Consents;

(b) use commercially reasonable efforts to defend, in consultation with Alexis Nihon, all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(c) use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order relating to Cominar or other order which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

(d) comply promptly with all requirements which applicable Laws may impose on Cominar with respect to the transactions contemplated hereby and by the Combination;

(e) effect all necessary registrations, filings and submissions of information required by Governmental Entities from Cominar or any of its subsidiaries relating to the Offer or the Exchange; and

(f) Subject to Section 2.1.3, contemporaneous with the Closing Time, to take up and pay for Alexis Nihon Units tendered (and not withdrawn), directly or indirectly, under the Offer at the Expiry Time, provided that all of the conditions of the Offer and the Exchange capable of being satisfied at such time (as forth herein) have been satisfied or waived by Cominar by the Expiry Time.

4.4.3 Cominar shall have sufficient funds available to it at Closing to complete the Take-Out Financing.

4.5 Allocation of Consideration

Alexis Nihon and Cominar agree that the consideration for the Alexis Nihon Assets to be acquired by Cominar pursuant to the Exchange shall be allocated and effected in such manner that the transfer of all property by Alexis Nihon to Cominar pursuant to the Exchange may occur without any income or gains being realized by Alexis Nihon and Cominar and Alexis Nihon agree to jointly elect the appropriate amounts for purposes of section 132.2 of the Tax Act. In this regard Alexis Nihon and Cominar agree that the consideration (other than Units of Cominar) to be received by Alexis Nihon for the disposition of any particular property to Cominar pursuant to the Exchange shall never exceed:

(a) in the case of a depreciable property transferred the lesser of: (i) its cost amount (within meaning of the Tax Act) to Alexis Nihon immediately after the taxation year that is deemed to end pursuant to section 132.2(3)(b) of the Tax Act as proposed by Bill C-33 and introduced to the House of Commons on November 22, 2006; and (ii) its fair market value at the time of the Exchange; and

(b) in the case of any other property transferred the lesser of: (i) the cost amount (within meaning of the Tax Act) to Alexis Nihon of the property at the time of the Exchange; and (ii) the fair market value of the property at the time of the Exchange.

4.6 Covenants Regarding Non-Solicitation

4.6.1 Subject to Section 4.7, Alexis Nihon shall not, directly or indirectly, through any trustee, officer, director, agent or Representative of Alexis Nihon or any of its subsidiaries or affiliates, (i) solicit, initiate, knowingly encourage, continue or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any Acquisition Proposal, (iii) approve or recommend any Acquisition Proposal, or (iv) accept or enter into any agreement, letter of intent, arrangement or understanding related to any Acquisition Proposal. Notwithstanding the preceding part of this Section 4.6.1 and any other provision of this Agreement, nothing shall prevent the trustees of Alexis Nihon from complying with Alexis Nihon's disclosure obligations under applicable Laws with regard to an Acquisition Proposal or from considering, participating in any discussions or negotiations, or entering into a confidentiality agreement and providing information in accordance with Section 4.6.5 regarding a *bona fide* written Acquisition Proposal that was not solicited after the date hereof and which the trustees of Alexis Nihon have determined is a Superior Proposal. Alexis Nihon shall, and shall cause the officers, directors, trustees and representatives of Alexis Nihon and its subsidiaries to, cease immediately all current discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, and promptly request the return or destruction of all confidential information provided in connection therewith and shall provide Cominar with all information provided to a Person in connection with any such Acquisition Proposal.

4.6.2 Alexis Nihon shall not waive any of the terms or conditions of any confidentiality and standstill or similar agreements, arrangements or undertakings to which Alexis Nihon may be a party or by which it may be bound.

4.6.3 Alexis Nihon shall not, directly or indirectly, through any trustee, officer, director, agent or Representative of Alexis Nihon or any of its subsidiaries or affiliates, offer or commit to pay or pay any fee to any Person or assume or agree to reimburse the expenses of any Person as an inducement to the making of or otherwise in connection with any Acquisition Proposal.

4.6.4 Alexis Nihon shall, as promptly as practicable, notify Cominar, at first orally and then in writing, of any Acquisition Proposal and any inquiry that could reasonably be expected to lead to an Acquisition Proposal, or any amendments to the foregoing, or any request for non-public information relating to Alexis Nihon or any subsidiary in connection with an Acquisition Proposal or for access to the properties, books or records of Alexis Nihon or any subsidiary by any Person that informs Alexis Nihon or such subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice shall include a copy of any written proposal and if the proposal is not in written form, a description of the material terms and conditions of any proposal, the identity of the Person making such proposal, inquiry or contact and, in all cases, provide such details of the proposal, inquiry, contact, discussions or negotiations as Cominar may reasonably request. Alexis Nihon shall keep Cominar informed of the status, including any change to any of the terms, of any such Acquisition Proposal or inquiry.

4.6.5 If Alexis Nihon receives a request for material non-public information from a Person who has made a *bona fide* written Acquisition Proposal that was not solicited after the date hereof and Alexis Nihon is permitted, subject to and as contemplated under the second sentence of Section 4.6.1, to negotiate the terms of such Acquisition Proposal, then, and only in such case, the trustees of Alexis Nihon may, subject to the execution by such Person of a confidentiality agreement on substantially the same terms as the Confidentiality and Standstill Agreement (excluding the exclusivity provisions thereof), provide such Person with access to information regarding Alexis Nihon; provided, however, that the Person making the Acquisition Proposal shall not be precluded under such confidentiality agreement from making the Acquisition Proposal (but shall not be permitted, except subject to Section 4.7.3, to make any material amendment thereto) and provided further that Alexis Nihon sends a copy of any such confidentiality agreement to Cominar promptly upon its execution and Cominar is provided with a list of or copies of any and all information provided to such Person and promptly provided with access to similar information to which such Person was provided.

4.6.6 Alexis Nihon shall ensure that its officers and trustees and its subsidiaries and affiliates and their officers and directors and any representatives retained by it or its subsidiaries and affiliates in connection herewith are aware of the provisions of Section 4.6, and it shall be responsible for any breach of Section 4.6 by its and its subsidiaries' and affiliates' officers, directors, trustees or representatives.

4.6.7 Cominar shall not, directly or indirectly, through any trustee, officer, director, agent or Representative of Cominar or any of its subsidiaries or affiliates, solicit any Cominar Acquisition Proposal. Notwithstanding anything to the contrary contained in this Agreement, Cominar may solicit a Cominar Acquisition Proposal in the event of the receipt of any unsolicited Cominar Acquisition Proposal if, after receiving advice from its financial advisors and legal counsel, it is necessary for the trustees of Cominar to so do in order to discharge their fiduciary duties in the circumstances, and in such case, Cominar may participate in any discussions or negotiations regarding a Cominar Acquisition Proposal, approve or recommend any Cominar Acquisition Proposal, accept or enter into any agreement, letter of intent, arrangement or understanding related to any Cominar Acquisition Proposal or carry on any actions or issuances of securities in furtherance of such Cominar Acquisition Proposal.

4.7 Notice by Alexis Nihon of Superior Proposal Determination

4.7.1 Notwithstanding Section 4.6.1, Section 4.6.4 and Section 4.6.5, but subject to Cominar's rights under Section 6.3 and Section 6.4, Alexis Nihon may accept, approve or recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal at any time (i) until the Alexis Nihon Meeting and (ii) after the expiry of a period of seven Business Days following the Alexis Nihon Meeting, if the Closing has not been completed in all material respects; if and only if: (A) it has provided Cominar with a copy of the Superior Proposal document and written evidence of the determination of the trustees of Alexis Nihon that the proposal constitutes a Superior Proposal as well as evidence of availability of financing of such Superior Proposal promptly upon the trustees of Alexis Nihon making such determination; and (B) five calendar days shall have elapsed from the later of the date Cominar received written notice advising Cominar that Alexis Nihon's trustees have resolved, subject only to compliance with Section 4.7, to accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal and the date Cominar received a copy or notice, as the case may be of such Superior Proposal pursuant to Section 4.6.4. Any information provided by Alexis Nihon to Cominar pursuant to Section 4.7 or pursuant to Section 4.6 shall constitute "Information" under Section 4.8.1. Until termination of this Agreement in accordance with its terms and until payment of the termination fee contemplated by Section 6.4, as applicable, Alexis Nihon shall continue to perform its obligations under this Agreement.

4.7.2 During such five calendar day period Alexis Nihon agrees that Cominar shall have the right, but not the obligation, to offer to amend the terms of this Agreement. The trustees of Alexis Nihon will review any offer by Cominar to amend the terms of this Agreement in good faith in order to determine, in their discretion in the exercise of their fiduciary duties, whether Cominar's amended offer upon acceptance by Alexis Nihon would, if consummated in accordance with its terms, result in a transaction equal or more favourable to Alexis Nihon Unitholders from a financial point of view than the transaction contemplated by the Superior Proposal. If the trustees of Alexis Nihon so determine, Alexis Nihon will enter into an amended agreement with Cominar reflecting Cominar's amended offer. If the trustees of Alexis Nihon continue to believe, in good faith, after consultation with Alexis Nihon's financial advisors and after receiving the advice of outside counsel, that such Superior

Proposal remains a Superior Proposal and therefore rejects Cominar's amended offer, Alexis Nihon and its trustees may, for greater certainty subject to Section 6.3 and Section 6.4, approve, recommend, accept or enter into an agreement, understanding or arrangement with respect to the Superior Proposal.

4.7.3 Alexis Nihon acknowledges and agrees that (i) each successive amendment to any Acquisition Proposal with a financial impact (including Tax impacts) shall constitute a new Acquisition Proposal for purposes of the requirement under clause (iii) of Section 4.7.1 to initiate an additional five calendar day notice period and (ii) if any five calendar day notice period extends beyond the date of the Alexis Nihon Meeting, then Alexis Nihon will adjourn the Alexis Nihon Meeting to a date not less than two Business Days after such notice period expires.

4.8 Access to Information

4.8.1 Subject to this Section 4.8.1 and applicable Laws, upon reasonable notice, each party shall (and shall cause each of its subsidiaries to) afford to the other and its officers, employees, counsel, accountants and other authorized representatives and advisors (including, for greater certainty, any investment banker, lawyer or accountant) ("**Representatives**") access, during normal business hours from the date hereof and until the earlier of the Closing Date or the termination of this Agreement, to its and its subsidiaries' properties, books, contracts and records as well as to its management personnel (and to its property managers and their personnel, who shall be instructed to co-operate), and, during such period, each party shall (and shall cause each of its subsidiaries and property managers to) furnish promptly to the other party all information concerning it and its subsidiaries' businesses, properties and personnel as the other party may reasonably request.

4.8.2 The parties acknowledge that the information provided to them under Section 4.7.2 and Section 4.8.1 above will be non-public and/or proprietary in nature (the "**Information**") and will be subject to the terms of the Confidentiality and Standstill Agreement. For greater certainty, the provisions of the Confidentiality and Standstill Agreement shall survive the termination of this Agreement, provided that the obligations of Cominar under the Confidentiality and Standstill Agreement and Section 4.8.1 shall terminate upon the successful completion of the Combination notwithstanding anything to the contrary contained therein or herein.

4.9 Indemnification; Insurance

4.9.1 Cominar covenants and agrees that all rights to indemnification or exculpation in favour of the current and former trustees, directors and officers of Alexis Nihon and its subsidiaries provided in the Alexis Nihon Contract of Trust, articles, by-laws or other constituting documents thereof (but only to the same extent that such rights are currently provided by Cominar or its Subsidiaries in favour of its current and former trustees, directors and officers) and any trustees, directors' and officers' insurance now existing in favour of the trustees, directors or officers of Alexis Nihon or any subsidiary shall survive the Closing (or be replaced with substantially equivalent coverage from another provider) and shall continue in full force and effect (either directly or via run-off insurance or insurance provided by an alternate provider) for a period of not less than six years from the Closing Date.

4.9.2 Alexis Nihon shall act as agent for its trustees, directors and officers and those of its subsidiaries for the purposes of Section 4.9.

4.10 Alexis Nihon Unit Option Plan

No Alexis Nihon Options shall be granted under the Alexis Nihon Unit Option Plan after the date hereof.

4.11 No Personal Liability

Notwithstanding anything to the contrary contained in this Agreement, each of the parties hereto acknowledges that their respective obligations under this Agreement (or the Offer or the Exchange) shall not be personally binding upon any of their respective trustees or on their respective registered or beneficial holders of units or annuitants as such, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the parties arising hereunder (or under the Offer or the Exchange), and recourse for such indebtedness, obligations or liabilities shall be limited to, and satisfied only out of, the respective assets of the parties, as applicable. Any obligation of the parties set out in this Agreement (or in the Offer or the Exchange) shall, to the extent necessary to give effect to such obligation, be deemed to constitute, subject to the provisions of the previous sentence, an obligation of its trustees in their capacity as trustees of the party and to the extent of the trust assets only.

4.12 Anti-Dilution

For greater certainty, for the purposes of this Agreement, the term "**Alexis Nihon Units**" shall include all units or other securities into which Alexis Nihon Units may be, after the date hereof, converted into, exchanged for or otherwise changed into pursuant to any liquidation, dissolution, recapitalization, merger, reorganization, amalgamation, amendment to the Alexis Nihon Contract of Trust, extraordinary distribution, or other business combination involving Alexis Nihon prior to the Expiry Time and/or the Closing Date, and shall also include (by way of a reduction in the cash consideration and Cominar Unit consideration provided for under the Offer and Exchange, respectively) any and all distributions of cash, securities or other property made on such Alexis Nihon Units (other than ordinary course distributions by Alexis Nihon in an amount not exceeding $0.0917 per month) on or after the date hereof.

For greater certainty, for the purposes of this Agreement, the term "**Cominar Units**" shall include all units or other securities into which Cominar Units may be, after the date hereof, converted into, exchanged for or otherwise changed into pursuant to any liquidation, dissolution, recapitalization, merger, reorganization, amalgamation, amendment to the Cominar Contract of Trust, extraordinary distribution (excluding, for greater certainty, any special distribution or adjustment in respect of the fiscal year ending December 31, 2006, in order to comply with the Cominar Contract of Trust, in accordance with past practice), or other business combination involving Cominar prior to the Expiry Time and/or the Closing Date, and shall also include (by way of an increase in the cash consideration and Cominar Unit consideration provided for under the Offer and Exchange, respectively) any and all distributions of cash, securities or other property made on such Cominar Units (other than ordinary course distributions by Cominar in an amount not exceeding $0.10 per month) on or after the date hereof in which the Alexis Nihon Unitholders receiving Cominar Units will not share.

4.13 Special Pre-Closing Distributions

Notwithstanding anything to the contrary contained in this Agreement, immediately prior to the Closing Date, each of Cominar and Alexis Nihon, to the extent required by the Cominar Contract of Trust or the Alexis Nihon Contract of Trust, as the case may be, shall be permitted to pay out, as a special distribution on the Cominar Units and the Alexis Nihon Units, respectively, a cash amount representing the unpaid proportion of their respective usual monthly distributions for the period from the prior distribution day immediately preceding the Closing Date based on days elapsed, but in any event Cominar or Alexis Nihon shall pay out an amount that is at least equal to its *bona fide* estimated respective taxable income for such period (after giving effect to any prior distributions during the period).

4.14 Other Plans

4.14.1 The Alexis Nihon Distribution Reinvestment Plan, subject to TSX approval, shall be suspended immediately and terminated at Closing, and all amounts, if any, held pursuant thereto returned to the contributors thereof. No further Alexis Nihon Units shall be issued in connection therewith.

4.14.2 The Alexis Nihon Unit Employee Purchase Plan, subject to Section 2.3.1, shall be suspended immediately and terminated at Closing in accordance with its terms as more fully described in the Alexis Nihon Disclosure Letter.

4.14.3 The Alexis Nihon Unit Option Plan, subject to Section 2.3.1, shall be suspended immediately and terminated at Closing.

4.14.4 The Alexis Nihon Long Term Incentive Plan, subject to Section 2.3.1 and paragraph 2 of Schedule C annexed hereto, shall be suspended immediately and terminated at Closing, in accordance with its terms as more fully described in the Alexis Nihon Disclosure Letter.

4.15 Standstill

4.15.1 Notwithstanding the provisions of the Confidentiality and Standstill Agreement, the standstill provisions set out in such agreement shall survive for a period of 15 months following any termination of this Agreement.

4.15.2 The standstill covenants and undertakings of Alexis Nihon set forth in paragraph 9 of the Confidentiality and Standstill Agreement shall not apply, or shall cease to apply, as the case may be, to Cominar:

(a) if and only to the extent that Alexis Nihon enters into standstill provisions with any other Person that are more favourable in any respect to that Person than those set forth in the Confidentiality and Standstill Agreement (and Alexis Nihon shall be obliged to promptly notify Cominar to such effect, following which Cominar may elect to be bound by any more favourable provisions in lieu of the less favourable provisions set forth therein);

(b) as contemplated by the Lock-Up Agreement in connection with and in furtherance of the Combination and otherwise to permit Cominar to enforce its rights thereunder;

(c) if Alexis Nihon breaches the material terms of this Agreement in connection with the Combination, in any material respect; or

(d) if, after the termination of this Agreement, any person makes an Acquisition Proposal, excluding under (vi) of the definition of Acquisition Proposal.

4.16 Termination of the Offer

Upon any exercise of termination rights pursuant to Section 6.3, Cominar shall, subject to applicable Laws, terminate and withdraw the Offer or take actions to the same effect.

ARTICLE 5
CONDITIONS

5.1 Mutual Conditions Precedent

The respective obligations of the parties hereto to complete the transactions contemplated by this Agreement (including the Offer and the Exchange) shall be subject to the satisfaction, on or before the Closing Date or the Expiry Time, as applicable, of the following conditions precedent, each of which may only be waived by the mutual consent of Cominar and Alexis Nihon:

5.1.1 the Exchange Resolution shall have been approved by Alexis Nihon Unitholders by 66 % (sixty-six and two-thirds percent) of the Alexis Nihon Unitholders present in person or by proxy at the Meeting;

5.1.2 there shall not be in force any final and non-appealable judgement, injunction, order or decree, and there shall not have been passed any Law, prohibiting, preventing, restraining or enjoining the consummation of the transactions contemplated by this Agreement and there shall be no proceeding in progress that relates to or results from the transactions contemplated by this Agreement that would, if successful, result in an order or ruling of a Governmental Entity that would preclude completion of the transactions contemplated by this Agreement in accordance with the terms hereof or would otherwise be inconsistent with the Regulatory Approvals which have been obtained;

5.1.3 there shall not be pending or threatened any suit, action or proceeding: (i) seeking to prohibit or restrict the acquisition by Cominar of any assets of Alexis Nihon or Alexis Nihon Units, seeking to restrain or prohibit the consummation of the Offer or Exchange, or seeking to obtain from Alexis Nihon or Cominar any material damages directly or indirectly in connection with the Combination, (ii) seeking to prohibit or materially limit the ownership or operation by Cominar of any material portion of the business or assets of Alexis Nihon or any of its subsidiaries or to compel Cominar to dispose of or hold separate any material portion of the business or assets of Alexis Nihon or its subsidiaries, (iii) seeking to impose material limitations on the ability of Cominar to acquire or hold, or exercise full rights of ownership of, any assets of Alexis Nihon or Alexis Nihon Units, (iv) seeking to prohibit Cominar from effectively controlling in any material respect the business or operations of Alexis Nihon or any of its subsidiaries, or (v) which otherwise is reasonably likely to have a Material Adverse Effect or Cominar;

5.1.4 this Agreement shall not have been terminated pursuant to Article 6;

5.1.5 the Regulatory Approvals and the Third Party Consents and Cominar Third Party Consents shall have been obtained or satisfied; and

5.1.6 the Cominar Units (including those to be issued in connection with the Combination) shall be listed and posted for trading (or conditionally approved for listing, as the case may be) on the TSX and no order, ruling or determination having the effect of suspending the issuance or ceasing the trading of the Cominar Units shall have been issued or made by any stock exchange, securities commission or other regulatory authority and be continuing in effect and no proceedings for that purpose shall have been instituted or pending or, to the knowledge of Cominar, contemplated or threatened by any stock exchange, securities commission or other regulatory authority.

5.2 Additional Conditions Precedent to the Obligations of Cominar

The obligations of Cominar to complete the transactions contemplated by this Agreement (including the Offer and the Exchange) shall also be subject to the fulfilment of each of the following conditions precedent (each of which is for Cominar's exclusive benefit and may be waived by Cominar):

5.2.1 all covenants of Alexis Nihon under this Agreement to be performed on or before the Closing Date or the Expiry Time, as applicable, shall have been duly performed by Alexis Nihon in all material respects;

5.2.2. the conditions to the Offer shall have been satisfied or waived by Cominar;

5.2.3 the representations and warranties of Alexis Nihon in Schedule C annexed hereto (in each case without giving effect to any materiality qualifications or limitations therein) shall have been true and accurate on the date hereof, except to the extent that any untruths or inaccuracies would not have a Material Adverse Effect;

5.2.4 the representations and warranties of Alexis Nihon in Schedule C annexed hereto (in each case without giving effect to any materiality qualifications or limitations therein) shall be true and accurate as of the Closing Date or the Expiry Time, as applicable, as if made on and as of such date (except to the extent such representations and warranties speak solely as of an earlier date, in which event such representations and warranties shall be true and correct to such extent as of such earlier date, or except as affected by transactions expressly contemplated by this Agreement), except to the extent that any untruths or inaccuracies would not have a Material Adverse Effect, and Cominar shall have received a certificate of Alexis Nihon addressed to Cominar and dated the Closing Date or the Expiry Time, as applicable, signed on behalf of Alexis Nihon by three senior executive officers of Alexis Nihon (on Alexis Nihon's behalf and without personal liability), confirming the same as at the Closing Date or the Expiry Time, as applicable;

5.2.5 the trustees of Alexis Nihon shall have adopted all necessary resolutions, and all other necessary action shall have been taken by Alexis Nihon and its subsidiaries to permit the consummation of the Combination;

5.2.6 there shall not have occurred a Material Adverse Change to Alexis Nihon;

5.2.7 the Lock-Up Agreement shall not have been terminated and each of the parties thereto (other than Cominar) shall not be in breach of any material representation, covenant or agreement of the Lock-Up Agreement, provided that such condition shall no longer be applicable once the parties to the Lock-Up Agreement, other than Cominar, have voted in favour of the Combination and have exchanged all of the Alexis Nihon Units held by them pursuant to the Exchange;

5.2.8 Alexis Nihon's counsel shall have provided the Alexis Nihon Debenture Trustee the opinion required under Section 13.1(f) of the Alexis Nihon Indenture in connection with the supplemental indenture contemplated by Section 2.7; and

5.2.9 all actions shall have been taken and all consents and approvals shall have been obtained to permit the transfer of the Alexis Nihon Assets to Cominar free and clear of all Encumbrances, other than Permitted Encumbrances, including those to be assumed by Cominar at Closing pursuant to Section 2.9, good and marketable title to all of Alexis Nihon's properties to be conveyed to Cominar in connection with the Exchange, all on terms and conditions satisfactory to Cominar, acting reasonably, except to the extent that any such matter would not have a Material Adverse Effect, after giving effect to the transactions contemplated by this Agreement.

5.3 Additional Conditions Precedent to the Obligations of Alexis Nihon

The obligations of Alexis Nihon to complete the Exchange shall also be subject to the following conditions precedent (each of which is for the exclusive benefit of Alexis Nihon and may be waived by Alexis Nihon):

5.3.1 all covenants of Cominar under this Agreement to be performed on or before the Closing Date or the Expiry Time, as applicable, shall have been duly performed by Cominar in all material respects;

5.3.2 the representations and warranties of Cominar in Schedule D annexed hereto (in each case without giving effect to any materiality qualifications or limitations therein) shall have been true and accurate on the date hereto, except to the extent that any untruths or inaccuracies would not have a Material Adverse Effect;

5.3.3 the representations and warranties of Cominar in Schedule D annexed hereto (in each case without giving effect to any materiality qualifications or limitations therein) shall be true and accurate as of the Closing Date or the Expiry Time, as applicable, as if made on and as of such date (except to the extent such representations and warranties speak solely as of an earlier date, in which event such representations and warranties shall be true and correct to such extent as of such earlier date, or except as affected by transactions expressly contemplated by this Agreement), except to the extent that any untruths or inaccuracies would not have a Material Adverse Effect, and Alexis Nihon shall have received a certificate of Cominar addressed to Alexis Nihon and dated the Closing Date or the Expiry Time, as applicable, signed on behalf of Cominar by two senior executive officers of Cominar (on Cominar's behalf and without personal liability), confirming the same as at the Closing Date or the Expiry Time, as applicable; and

5.3.4 between the date hereof and the Closing Date, there shall not have occurred a Material Adverse Change to Cominar.

5.4 Notice and Cure Provisions

5.4.1 Cominar and Alexis Nihon will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Closing Date, of any event or state of facts of which it is aware which occurrence or failure would, or would be reasonably likely to:

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(a) cause any of its representations or warranties contained herein to be untrue or inaccurate on the date hereof or on the Closing Date; or

(b) result in the failure in any material respect to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it on or prior to the Closing Date.

5.4.2 Neither Cominar nor Alexis Nihon may seek to rely upon any conditions precedent contained in Section 5.1, Section 5.2, or Section 5.3, or exercise any termination right arising therefrom, unless Cominar or Alexis Nihon, as the case may be, has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which Cominar or Alexis Nihon, as the case may be, are asserting as the basis for the non-fulfilment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered, provided that Alexis Nihon or Cominar, as the case may be, is proceeding diligently to cure such matter, if such matter is capable of being cured, the other may not terminate this Agreement as a result thereof until the earlier of the Outside Date and the expiration of a period of 30 days from such notice. If any such matter is not capable of being cured, then, unless the other party waives such matter (which shall not operate as a waiver of any other matter whatsoever) in writing within five (5) calendar days, this Agreement shall be automatically terminated (without prejudice to any liability for prior non-compliance). If such notice has been delivered prior to the date of the Alexis Nihon Meeting, the Alexis Nihon Meeting shall, unless the parties agree otherwise, be postponed or adjourned until the first Business Day following the expiry of such period, provided that such period does not extend beyond the Outside Date.

ARTICLE 6
AMENDMENT AND TERMINATION

6.1 Amendment

This Agreement may, at any time and from time to time prior to the Closing Date, be amended by mutual written agreement of the parties hereto.

6.2 Mutual Understanding Regarding Proposed Amendments

6.2.1 The parties agree that if Cominar proposes any amendment or amendments to this Agreement or to the Offer or the Exchange, or proposes an alternative transaction, Alexis Nihon will act reasonably in considering such amendment or alternative transaction and, if, in the opinion of Alexis Nihon, acting reasonably, Alexis Nihon and the Alexis Nihon Unitholders are not prejudiced by reason of any such amendment and if it would not result in extending the closing beyond the Outside Date, Alexis Nihon will co-operate in a reasonable fashion with Cominar so that such amendment or alternative transaction can be effected subject to applicable Laws and the rights of the Alexis Nihon Unitholders.

6.2.2 The parties agree that if Alexis Nihon proposes any amendment or amendments to this Agreement or to the Offer or the Exchange, Cominar will act reasonably in considering such amendment and, if, in the opinion of Cominar, acting reasonably, none of Alexis Nihon and its subsidiaries taken as a whole, Cominar and of its subsidiaries taken as a whole, or the holders of Cominar Units are prejudiced by reason of any such amendment and if it would not result in extending the closing beyond the Outside Date, Cominar will co-operate in a reasonable fashion with Alexis Nihon so that such amendment can be effected subject to applicable Laws and the rights of Cominar and Alexis Nihon.

6.3 Termination

6.3.1 If any condition contained in Section 5.1 (except Section 5.1.1) or Section 5.2 is not satisfied at or before the Closing Date to the satisfaction of Cominar, then Cominar may subject to Section 5.4 by notice to Alexis Nihon, terminate this Agreement and the obligations of the parties hereunder (except as expressly otherwise herein provided, including under Section 6.4) but without detracting from the rights of Cominar arising from any breach by Alexis Nihon but for which the condition would have been satisfied, provided, however, that the right to terminate this Agreement under this Section 6.3.1 shall not be available if Cominar's actions or failure to act has been the principal cause of the failure of the Closing to occur on or before such date and such actions or failure to act constitutes a material breach of this Agreement.

6.3.2 If any condition contained in Section 5.1 (except Section 5.1.1) or Section 5.3 is not satisfied at or before the Closing Date to the satisfaction of Alexis Nihon, then Alexis Nihon may, subject to Section 5.4, by notice to Cominar terminate this Agreement and the obligations of the parties hereunder (except as otherwise expressly herein provided, including under Section 6.4, but without detracting from the rights of Alexis Nihon arising from any breach by Cominar but for which the condition would have been satisfied, provided, however, that the right to terminate this Agreement under this Section 6.3.2 shall not be available if Alexis Nihon's actions or failure to act has been the principal cause of the failure of the Closing to occur on or before such date and such actions or failure to act constitutes a material breach of this Agreement.

6.3.3 The rights, obligations, covenants, representation and warranties, as the case may be, of Cominar and Alexis Nihon under Article 2, Article 3 and Article 4 (excluding Section 4.11 and Section 4.15) may be terminated by:

(a) the mutual agreement of Alexis Nihon and Cominar; or

(b) Cominar or Alexis Nihon if, in the reasonable opinion of the terminating party, acting in good faith, any proposals with respect to the taxation of "specified investment flow-through" entities or any other proposed or actual changes in Tax Laws are announced, proposed or implemented after the date hereof, in each case which would materially adversely affect the feasibility of the Offer and/or the Exchange or which could reasonably be expected to have a Material Adverse Effect on Cominar after giving effect to the Offer and the Exchange; or

(c) Cominar or Alexis Nihon if the Alexis Nihon Unitholders fail to approve the Exchange Resolution by the requisite majority; or

(d) Cominar or Alexis Nihon after the Outside Date if the Closing has not occurred by then, provided, however, that the right to so terminate under this Section 6.3.3(d) shall not be available to a party if such party's actions or failure to act has been the principal cause of the failure of the Closing to occur on or before the Outside Date and such actions or failure to act constitutes a material breach of this Agreement, and provided further however that if the Closing Date is delayed by (i) an injunction or order made by a Governmental Entity of competent jurisdiction or (ii) the parties not having obtained any Regulatory Approval which is necessary to permit the completion of the Combination then provided that such injunction or order is being contested or appealed or such Regulatory Approval is actively being sought and there is a reasonable prospect that it will be obtained as applicable, the Outside Date shall be extended to and the termination rights pursuant to this Section 6.3.3(d) shall not be available until June 30, 2007; or

(e) Cominar or Alexis Nihon if Alexis Nihon has entered into an agreement understanding or arrangement with respect to, or the trustees of Alexis Nihon have recommended, a Superior Proposal, provided that Alexis Nihon may only exercise its termination rights pursuant to this Section 6.3.3(e) if it has complied with Section 4.6 and Section 4.7 and Section 6.4 in respect of the Superior Proposal and in any event, Alexis Nihon shall in all circumstances, comply with Section 4.6 and Section 4.7; or

(f) Cominar if (i) the trustees of Alexis Nihon shall have failed to recommend or shall have withdrawn, modified or changed in a manner adverse to Cominar their recommendation of the Combination or the trustees of Alexis Nihon shall have failed to publicly affirm and/or reaffirm (within two Business Days of each and every written request therefor being made by Cominar) a unanimous recommendation (Mr. Robert A. Nihon and Senator Paul J. Massicotte abstaining, as required) that Alexis Nihon Unitholders tender to the Offer or vote in favour of the Exchange Resolution after the public announcement of any Acquisition Proposal, provided however, that in the circumstances contemplated by Section 4.7.1, such two Business Day period shall not commence until the expiry of the five calendar day period set forth in Section 4.7.1 (unless as a result of Cominar having materially breached a representation, warranty or covenant in this Agreement, or failed to satisfy a condition to the completion of the Combination that was within its control in either case which has not been cured hereunder, or unless as a result of there having occurred a Material Adverse Change to Cominar), or (ii) the trustees of Alexis Nihon shall have recommended any Acquisition Proposal that is not a Superior Proposal.

6.3.4 If the termination rights are exercised in accordance with the foregoing provisions of Section 6.3, no party shall have any further liability to perform its obligations under Article 2, Article 3 and Article 4 (excluding Section 4.11 and Section 4.15), provided that neither the termination of this Agreement (or of any of the provisions hereof) nor anything contained in Section 6.3 shall relieve any party from any liability for any prior breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein. Notwithstanding anything herein, the provisions of Section 4.11, Section 4.15, Section 6.4 and Section 6.5 shall survive any termination of this Agreement.

6.4 Termination Fee

6.4.1 If:

(a) Cominar or Alexis Nihon shall exercise its termination rights pursuant to Section 6.3.3(e);

(b) Cominar shall exercise its termination rights pursuant to Section 6.3.3(f); or

(c) in a case where neither (a) nor (b) above is applicable, Cominar or Alexis Nihon shall have exercised their termination rights: (i) under Section 6.3.3(c), or (ii) under Section 6.3.3(d) (for greater certainty, the exercise of rights under Section 6.3.3(c) or the termination of this Agreement or any amendment of the terms of this Agreement pursuant to Section 4.7.2 shall not under any circumstances constitute a Material Adverse Change to Cominar), and in either case referred to under subparagraph (i) or (ii) above, within a period of 12 months from the exercise of termination rights pursuant to Section 6.3 (x) an Acquisition Proposal involving Alexis Nihon is approved, recommended, or an agreement in respect thereof is entered into by Alexis Nihon or (y) an Acquisition Proposal is completed;

then in any such case Alexis Nihon shall pay to Cominar a termination fee of $12,500,000 in immediately available funds to an account designated by Cominar. Such payment shall be due (i) in the case of the exercise of termination rights specified in clause (a) or (b) immediately upon termination and, in the case of termination by Alexis Nihon, as a condition to termination, (ii) in the case of the exercise of the termination rights specified in clause (c), immediately upon Alexis Nihon approving, recommending or entering into an agreement with respect to an Acquisition Proposal, or, if Alexis Nihon does not approve, recommend or enter into an agreement with respect to an Acquisition Proposal, on the completion of an Acquisition Proposal. Alexis Nihon shall not be obligated to make more than one payment pursuant to Section 6.4.

6.4.2 If either Alexis Nihon or Cominar shall exercise its termination rights pursuant to Section 6.3.1 or Section 6.3.2, in each case solely as a result of not having obtained the requisite approval by Alexis Nihon Unitholders at an Alexis Nihon Meeting, then, except in the circumstances contemplated in Section 6.4.1(a) or Section 6.4.1(b), within two Business Days after written notice of termination by Cominar or contemporaneously with or prior to written notice of termination by Alexis Nihon, respectively, as a result thereof, Alexis Nihon shall reimburse to Cominar Cominar's out-of-pocket costs and expenses in connection with the transaction contemplated by this Agreement for an amount representing 75% of the out-of-pocket expenses of Cominar in excess of $200,000, the whole subject to a maximum of $300,000, in immediately available funds to an account designated by Cominar. For greater certainty, if, after making any payment pursuant to this Section 6.4.2 it is subsequently determined that Cominar is entitled to the termination fee under Section 6.4.1(c), any such payment under this Section 6.4.2 shall be treated as payment against the termination fee payable under Section 6.4.1(c) and not in lieu thereof.

6.4.3 Any obligation to make a payment as a result of Section 6.4 shall survive the termination of this Agreement.

6.4.4 Cominar agrees that in the circumstances in which a termination fee becomes payable pursuant to Section 6.4.1, the payment of such termination fee is its sole monetary remedy for any breach of this Agreement. Notwithstanding anything to the contrary contained in this Agreement and for greater certainty, each of Cominar and Alexis Nihon acknowledges and agrees that, to the extent applicable, in all other circumstances of termination, and otherwise in connection with any breach of any representation, warranty, covenant or agreement by Alexis Nihon, the rights of Cominar to claim damages or other relief or remedies shall in no way be limited or affected.

6.5 Remedies

The parties hereto acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any party or its representatives and any such breach would cause the non-breaching party irreparable harm. Accordingly, the parties hereto agree that, in the event of any breach or threatened breach of this Agreement by one of the parties, the non-breaching party will also be entitled, without the requirement of posting a bond or other security, to such equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the parties.

ARTICLE 7
GENERAL

7.1 Notices

7.1.1 All notices and other communications which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by telecopy in each case addressed to the particular party at:

(a) If to Alexis Nihon, at:

Alexis Nihon Real Estate Investment Trust
1, Place Alexis Nihon
Suite 1010
Montreal, Québec H3Z 3B8

Attention: The Chairman of the Transaction Committee
Telecopier No.: (514) 933-8480

with a copy (which shall not constitute notice) to:

Fasken Martineau Dumoulin LLP
Stock Exchange Tower
800 Place Victoria, Suite 3400
P.O. Box 242
Montreal, Québec H4Z 1E9

Attention: Me Robert Paré and Me Marie-Josée Neveu
Telecopier No.: (514) 397-7600

and

(b) If to Cominar at:

Cominar Real Estate Investment Trust
455, rue Marais
Vanier, Québec GIM 3A2

Attention: The President and Chief Executive Officer
Telecopier No.: (418) 681-2946

with a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP
1501 McGill College Avenue, Suite 2600
Montreal, Québec H3A 3N9

Attention: Me Sylvain Cossette and Me Neil Kravitz
Telecopier No.: (514) 841-6499

or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery or telecopying thereof.

7.2 Assignment

No party hereto may assign its rights or obligations under this Agreement or the Offer or Exchange, except that Cominar may assign all or part of its rights, without reducing its own obligations hereunder, to a wholly-owned subsidiary of Cominar.

7.3 Binding Effect

This Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns and no third party shall have any rights hereunder except as provided in Section 4.9.

7.4 Waiver and Modification

Alexis Nihon and Cominar may waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to them hereunder or in any document to be delivered pursuant hereto and may waive or consent to the modification of any of the covenants herein contained for their respective benefit or waive or consent to the modification of any of the obligations of the other parties hereto. Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective must be in writing executed by the party granting such waiver or consent. No waiver shall operate as a waiver of any other matter whatsoever.

7.5 Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of the other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof, including the filing by Alexis Nihon of a certificate of an officer of Alexis Nihon pursuant to Section 2.20 of National Instrument 54-101 abridging the time periods prescribed therein in connection with the Alexis Nihon Meeting and assisting the other party in seeking and obtaining the Third Party Consents or the Cominar Third Party Consents, as the case may be.

7.6 Expenses

The parties agree that all out-of-pocket expenses of the parties relating to the transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the party incurring such expenses.

7.7 Consultation

Cominar and Alexis Nihon agree to consult with each other as to the general nature of any news releases or public statements with respect to this Agreement or the Offer or the Exchange, and to use their respective commercially reasonable efforts, subject to applicable Laws and the exercise of such fiduciary duties as may be appropriate, not to issue any news releases or public statements inconsistent with the results of such consultations, except, in respect of public statements following and/or in response to the receipt by Alexis Nihon of an Acquisition Proposal. Each party shall use its commercially reasonable efforts to enable the other parties to review and comment on all such news releases prior to the release thereof. The parties agree to issue a joint news release in the agreed form with respect to the Combination as soon as practicable following the execution of this Agreement. Cominar and Alexis Nihon also agree to consult with each other in preparing and making any filings and communications in connection with any Regulatory Approvals or other regulatory approvals and in seeking any third party consents under leases, licenses, mortgages or other agreements.

7.8 Governing Laws

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Québec and the Laws of Canada applicable therein and shall be treated in all respects as a Québec contract. The parties to this Agreement hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Québec.

7.9 Time of Essence

Time shall be of the essence in this Agreement.

7.10 Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

[Signature page follows]

IN WITNESS WHEREOF the parties hereto have executed this Combination Agreement as of the date first written above.

MICHEL DALLAIRE, ALAIN DALLAIRE, MICHEL PAQUET, MICHEL BERTHELOT, ROBERT DESPRÉS, YVAN CARON, PIERRE GINGRAS, GHISLAINE LABERGE and DINO FUOCO, each in his or her capacity as a trustee of and on behalf of Cominar Real Estate Investment Trust/Fonds de placement immobilier Cominar

per: *(s) Michel Dallaire*
Name: Michel Dallaire
Title: Trustee, President and Chief Executive Officer

ROBERT A. NIHON, THOMAS J. LEATHONG, PHILIP O'BRIEN, THE HONORABLE PAUL J. MASSICOTTE, GÉRARD A. LIMOGES, IAN G. WEATHERBY and RICHARD GUAY, each in his capacity as a trustee on behalf of Alexis Nihon Real Estate Investment Trust/Fonds de placement immobilier Alexis Nihon

per *(s) Gérard Limoges*
Name: Gérard Limoges
Title: Trustee

SCHEDULE A

OFFER TERMS

1. General Terms. The Offer shall be made by a take-over bid circular prepared in compliance with the applicable Securities Laws.

2. Consideration. Subject to Section 4.12, the Offer will be made to the holders of all the issued and outstanding Alexis Nihon Units on the basis of, at the option of the holder, for each Alexis Nihon Unit, at least (i) $17.00 cash, subject to pro-ration as described below, or (ii) 0.77 of a Cominar Unit, subject to pro-ration as described below. There will be a maximum of $127.5 million paid in cash in the aggregate, and, if more than such amounts in cash payments is elected, then the cash will be pro-rated. There will be an aggregate maximum number of 17,294,833 Cominar Units available under the Offer and Exchange, and, if more than such number is elected, then the Cominar Units will be pro-rated and Alexis Nihon Unitholders will receive cash under the Offer on a pro-rata basis.

3. Conditions of the Offer. The Offer shall be subject to terms and conditions typical for transactions of this nature and which shall be set out in the take-over bid circular that will be mailed to Alexis Nihon Unitholders in connection with the Offer, including those substantially described as follows:

   (a) the conditions set forth in Section 5.1 and Section 5.2 of the Agreement shall have been satisfied or waived to Cominar's satisfaction; and

   (b) all steps shall have been taken, and all conditions satisfied or waived, so as to close the Exchange immediately following the take-up of Alexis Nihon Units under the Offer.

SCHEDULE B
REGULATORY APPROVALS

1. Compliance with the *Competition Act* (Canada) with respect to the transactions contemplated by this Agreement in any one of the following manners:

   (a) the issuance of an advance ruling certificate issued by the Commissioner of Competition pursuant to section 102(1) of the *Competition Act* (Canada) with respect to the transactions contemplated by this Agreement; or

   (b) Cominar and Alexis Nihon have given the notice required under section 114 of the *Competition Act* (Canada) with respect to the transactions contemplated by this Agreement and the applicable waiting period under section 123 of the *Competition Act* (Canada) has expired or been waived in accordance with the *Competition Act* (Canada); or

   (c) the obligation to give the requisite notice has been waived pursuant to subsection 113(c) of the *Competition Act* (Canada),

   and, in the case of (b) or (c) above, Cominar has been advised in writing by the Commissioner of Competition or a person authorized by the Commissioner of Competition that such person is of the view, at that time, that, in effect, grounds do not exist to initiate proceedings before the Competition Tribunal under the merger provisions of the *Competition Act* (Canada) with respect to the transactions contemplated by this Agreement, and the form of and any material terms and conditions attached to any such advice would not adversely affect Cominar in the discretion of Cominar, acting reasonably, and such advice has not been rescinded or amended (collectively the "**Competition Act Approval**").

2. Any required exemption orders or approvals from the relevant Canadian securities regulatory authorities with respect to any securities Law matter.

3. Conditional approval of the TSX to the listing of the Cominar Units issuable as contemplated hereby.

4. TSX Approval of suspension of Alexis Nihon distribution reinvestment plan pursuant to Section 4.13 of the Agreement.

SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF ALEXIS NIHON

1. **Organization and Subsidiaries.** Each of Alexis Nihon and its subsidiaries has been duly incorporated or formed under applicable Law, is validly existing and has full trust or corporate power and authority to own its properties and conduct its business as presently owned and conducted and is duly qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except the failure to be so qualified would not have a Material Adverse Effect. All of the shares or units of the subsidiaries are validly issued, fully paid and non-assessable and all such shares units are owned directly or indirectly by Alexis Nihon free and clear of all Encumbrances and any restrictions on the right to vote, sell or otherwise dispose thereof.

   All subsidiaries of Alexis Nihon are listed in Alexis Nihon Disclosure Letter. Except as disclosed in Alexis Nihon Disclosure Letter, neither Alexis Nihon nor any such subsidiary has any ownership interest in any Person (other than shares in such Subsidiaries and any marketable securities of publicly listed companies or entities which represent less than 5% of the outstanding shares of such companies or entities). Except as disclosed in Alexis Nihon Disclosure Letter, Alexis Nihon beneficially owns, directly or indirectly, all of the issued and outstanding securities of each of the subsidiaries of Alexis Nihon or is the principal beneficiary of any subsidiary of Alexis Nihon that is a trust.

2. **Capitalization.** As at November 30, 2006, there were 25,918,459 Alexis Nihon Units issued and outstanding in the capital of Alexis Nihon. As at the date hereof, there are entitlements to 19,925.7206 Alexis Nihon Units pursuant to the Alexis Nihon Long Term Incentive Plan, including entitlements to 19,198.3594 Alexis Nihon Units which are currently unvested but shall become vested as a result of the transactions contemplated herein and the trustee of such plan otherwise holds 111.2798 unallocated Alexis Nihon Units. There are no options outstanding under the Alexis Nihon Unit Option Plan. As at November 30, 2006, there were 5,094.079 Alexis Nihon Units purchased pursuant to the Alexis Nihon Employee Unit Purchase Plan and Alexis Nihon is currently committed to purchase Alexis Nihon Units for an aggregate amount of $25,453.91 during the course of the next five years pursuant thereto.

   Except as described in the immediately preceding paragraph, and except for the Alexis Nihon Convertible Debentures, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating Alexis Nihon or any subsidiary to issue or sell any units or equity securities of Alexis Nihon or any subsidiary or securities or obligations of any kind convertible into or exchangeable for any units or equity securities of Alexis Nihon or any subsidiary.

3. **Authority.**

(a) Alexis Nihon has the requisite trust power and authority to enter into this Agreement and, subject to the Alexis Nihon Disclosure Letter, to perform its obligations hereunder. The execution and delivery of this Agreement by Alexis Nihon and the consummation by Alexis Nihon of the transactions contemplated by this Agreement have been duly authorized by the trustees of Alexis Nihon and, subject to the disclosure in the Alexis Nihon Disclosure Letter, no other proceedings on the part of Alexis Nihon are necessary to authorize this Agreement, or the trustees' circular in response to the Offer or the transactions contemplated hereby, other than, with respect to the Alexis Nihon Circular and other documents relating thereto, the approval of the trustees of Alexis Nihon and the Alexis Nihon Unitholder approvals contemplated in the Agreement.

(b) This Agreement has been duly executed and delivered by Alexis Nihon and constitutes a valid and binding obligation of Alexis Nihon, enforceable against Alexis Nihon in accordance with its terms subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to or affecting creditors' rights generally and to general principles of equity.

(c) Except as set forth in the Alexis Nihon Disclosure Letter, the execution and delivery by Alexis Nihon of this Agreement and performance by it of its obligations hereunder and the completion of the transactions contemplated hereby, will not:

(i) result in a violation or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of:

(A) the Alexis Nihon Contract of Trust or any subsidiary's certificate of incorporation, articles, by-laws or other constituting documents;

(B) except in connection with any Regulatory Approvals, any Law, regulation, order, judgment or decree; or

(C) except as could not reasonably be expected to have a Material Adverse Effect, any contract by which Alexis Nihon or any subsidiary is bound; or

(ii) require a Third Party Consent or give rise to any right of termination or payment under, any Material Contract (as defined herein); or

(iii) give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness to come due before its stated maturity or cause any available credit to cease to be available; or

(iv) result in the imposition of any Encumbrance (other than Encumbrances arising from or in connection with any financing or other arrangement entered into by Cominar) upon any of its assets or the assets of any subsidiary, or restrict, hinder, impair or limit the ability of Alexis Nihon or any subsidiary to carry on the business of Alexis Nihon or any subsidiary as and where it is now being carried on or as and where it may be carried on in the future except as could not reasonably be expected to have a Material Adverse Effect.

4. **Absence of Changes.** Since December 31, 2005 except as set forth in the Alexis Nihon Disclosure Letter or as Publicly Disclosed by Alexis Nihon prior to the date hereof, there has not been any Material Adverse Change in the business, assets, liabilities, capitalization, prospects, financial position or financial condition, licences, permits, rights or privileges, whether contractual or otherwise, of Alexis Nihon or any of its subsidiaries, considered as a whole, and the business of Alexis Nihon and its subsidiaries have been carried on in the ordinary course, consistent with past practice.

5. **Financial Statements.** The audited consolidated financial statements of Alexis Nihon and its subsidiaries for the fiscal years ending December 31, 2005 and 2004 were prepared in accordance with GAAP, and fairly present the consolidated financial condition of Alexis Nihon and its subsidiaries at the respective dates indicated and the results of operations of Alexis Nihon and its subsidiaries (on a consolidated basis) for the periods covered.

6. **Disclosure Controls.** Management of Alexis Nihon has implemented disclosure controls and procedures designed to ensure that material information relating to Alexis Nihon, including its subsidiaries, is made known to management of Alexis Nihon by others within those entities, which disclosure controls and procedures are, given the size of Alexis Nihon and the nature of its business, reasonably expected by management to be effective in alerting, on a timely basis, Alexis Nihon's President and Chief Executive Officer and, its Executive Vice-President and Chief Operating Officer and its Senior Vice-President and its Chief Financial Officer to material information required to be included in documents Publicly Disclosed by Alexis Nihon. To the knowledge of Alexis Nihon, there has not been any fraud, whether or not material, that involves management or other employees who have a significant role in Alexis Nihon's internal control over financial reporting that occurred within the three years preceding the date of this Agreement.

Since January 1, 2005: (i) neither Alexis Nihon nor any of its subsidiaries has received any material written complaint, allegation, assertion or claim, regarding the accounting or auditing practices of Alexis Nihon or any of its subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Alexis Nihon or any of its subsidiaries has engaged in questionable accounting or auditing practices; and (ii) no attorney representing Alexis Nihon or any of its subsidiaries, whether or not employed by Alexis Nihon or any of its subsidiaries, has reported evidence of a material violation of Securities Laws, material breach of fiduciary duty or similar violation by Alexis Nihon, any of its subsidiaries or any of their respective officers, directors, employees or agents to the Board of trustees of Alexis Nihon or any committee thereof or to any trustee or officer of Alexis Nihon.

7. **Undisclosed Liabilities.** Except as disclosed in the Alexis Nihon Disclosure Letter, neither Alexis Nihon nor any of its subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for: (i) liabilities and obligations that are specifically disclosed on or reserved against the unaudited balance sheet of Alexis Nihon as of September 30, 2006 or in the notes thereto; and (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since September 30, 2006, that are not and would not, individually or in the aggregate with all other liabilities and obligations of Alexis Nihon and its subsidiaries (other than those disclosed on such balance sheet), reasonably be expected to have a Material Adverse Effect.

8. **Litigation, etc.** Except as set forth in the Alexis Nihon Disclosure Letter or Publicly Disclosed by Alexis Nihon prior to the date hereof, there is no claim, action, proceeding or investigation pending or, to the knowledge of Alexis Nihon, threatened against or relating to Alexis Nihon or any subsidiary or affecting any of their properties or assets before any Governmental Entity that, if adversely determined, would reasonably be expected to have a Material Adverse Effect in respect of Alexis Nihon or prevent or materially delay consummation of the transactions contemplated by this Agreement. Neither Alexis Nihon nor any subsidiary is subject to any outstanding order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Effect or prevent or materially delay consummation of the transactions contemplated by this Agreement.

9. **Disclosure Record.** After giving effect to all subsequent filings in relation to matters covered in earlier filings, the public filings Publicly Disclosed by Alexis Nihon under the provisions of applicable Securities Laws do not contain any misstatement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, in any case where the result would have a Material Adverse Effect in respect of Alexis Nihon.

10. **Related Party Transactions.** Except as disclosed in the Alexis Nihon Disclosure Letter or as Publicly Disclosed by Alexis Nihon, there have not been any, and there are no current contracts, commitments, agreements, arrangements or other transactions other than ordinary course transactions in an amount not exceeding $15,000 in the aggregate with any one person (**"Related Party Transactions"**) between: (a) Alexis Nihon or any of its subsidiaries on the one hand; and (b) any officer or trustee of Alexis Nihon or any of its subsidiaries or, to Alexis Nihon's knowledge, any beneficial owner of 10% or more of the Alexis Nihon Units, or any affiliate of any officer, trustee or such beneficial owner, on the other hand. Since January 1, 2006, there has been no claim, and there is not presently outstanding any claim by any past or present holder of securities against Alexis Nihon, or any past or present directors of Alexis Nihon in connection with any Related Party Transactions and to the knowledge of Alexis Nihon there are no facts which would substantiate any such claims.

11. **Tax Status.** Alexis Nihon is a mutual fund trust as defined in subsection 132(6) of the Tax Act. Alexis Nihon is not a non-resident of Canada for the purposes of the Tax Act.

Alexis Nihon and its subsidiaries are registered for the purposes of the GST and the QST as set forth in the Alexis Nihon Disclosure Letter.

12. **Taxes.** Alexis Nihon and each of its subsidiaries has filed all Tax Returns required to be filed by it on or before the date of this Agreement, and except as set forth in the Alexis Nihon Disclosure Letter, those Tax Returns were complete and correct in all material respects and Alexis Nihon and each of its subsidiaries has duly and timely paid all Taxes (including instalments on account of Taxes for the current year) which are due and payable by it on or before the date hereof and Alexis Nihon has provided adequate accruals in accordance with GAAP in the most recently published financial statements of Alexis Nihon for any Taxes for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Except as set forth in the Alexis Nihon Disclosure Letter, since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business. Alexis Nihon and each of its subsidiaries has duly and timely withheld in respect of any amount paid or credited by it to or for the account or benefit of any Person, the amount of all Taxes and other deductions required under any applicable Law to be withheld from any such amount and has duly and timely remitted such withheld amounts to the appropriate Governmental Entity. Except as disclosed or reflected in the Alexis Nihon Disclosure Letter, there are no actions, suits, proceedings, investigations or claims threatened against Alexis Nihon or any of its subsidiaries in respect of Taxes, or any matters under discussion, audit or appeal with any Governmental Entity relating to Taxes asserted by any such authority.

13. **Compliance.** Alexis Nihon has at all times complied with the Alexis Nihon Contract of Trust, investment restrictions and operating policies, all leases and other material contracts, all mortgages and other credit facilities, all insurance policies, and all applicable Laws, except where any failure to do so would not have a Material Adverse Effect.

14. **Property and Land Matters, etc.** The Alexis Nihon Disclosure Letter sets out each of the properties owned or co-owned by Alexis Nihon or any subsidiary of Alexis Nihon as well as the outstanding debt owing in respect of such property and the creditors in respect of such properties as at the date of the Alexis Nihon Disclosure Letter. The Alexis Nihon Disclosure Letter sets out all of the nominee subsidiaries of Alexis Nihon. The only business of such nominee subsidiaries is to hold real property on behalf of Alexis Nihon. To the extent that any rents being collected from the tenants of the properties owned directly or indirectly by Alexis Nihon are not in compliance with the legal rents established pursuant to applicable rent control legislation, if any, any reductions of rent or refunds of rent required in order to comply would not have a Material Adverse Effect. All hypothecs, mortgages or other indebtedness and the applicable interest rates to which Alexis Nihon, its subsidiaries or their respective properties is subject are set out in the Alexis Nihon Disclosure Letter.

15. **Interest in Properties.** Each of Alexis Nihon and its subsidiaries has good and valid title to the properties set forth in the Alexis Nihon Disclosure Letter, free and clear of any

and all Encumbrances except for the Permitted Encumbrances set forth on the Alexis Nihon Disclosure Letter and for any defect or irregularity in title, variation and other restriction or encumbrance (whether or not registered) which would not result in a Material Adverse Effect and for the conventional hypothecs and other registered security securing debts in respect of the properties as set out in the Alexis Nihon Disclosure Letter.

16. **Environmental Matters.** Except as set forth in the Alexis Nihon Disclosure Letter, Alexis Nihon and its subsidiaries, and their respective business, operations and properties:

(a) except where non-compliance would not have a Material Adverse Effect, are in compliance with all applicable environmental Laws (including any environmental permits) in Canada and in other applicable foreign jurisdictions with environmental regulatory jurisdiction over Alexis Nihon or any of its subsidiaries or any of their respective businesses, operations or properties;

(b) have obtained all environmental permits which are required in order to carry on their respective businesses and operations under all applicable environmental Laws, except where non-compliance or failure to obtain the same, individually or in the aggregate, would not have a Material Adverse Effect;

(c) have not at any time received any written notice, written notice of default, orders, summons, or notice of judgment or commencement of proceedings of any nature related to any material breach, liability or remedial action, of or arising under environmental Laws (including any environmental permits) which would have individually or in the aggregate a Material Adverse Effect;

(d) have not at any time given any written undertakings with respect to remedying any breach of or liability under environmental Laws which have not been duly performed, which breach or liability would have a Material Adverse Effect; and

(e) have obtained Phase I environmental site assessment reports from qualified consultants with respect to each of the properties owned by them and, where such reports included recommendations to conduct further testing or investigations to address potential environmental concerns, reports with respect to such further testing and investigations.

17. **Books and Records.** The records and minute books of Alexis Nihon and its subsidiaries are maintained in all material respects in compliance with all applicable Laws. There have been no material changes in the accounting policies of Alexis Nihon since December 31, 2005.

18. **Insurance.** Copies of all material policies of insurance in force on the date hereof naming Alexis Nihon or any of its subsidiaries as an insured have been provided to Cominar; such copies were true and accurate as of the date hereof; and since May 31, 2006, no changes have been made to such policies that, individually or in the aggregate, would have a Material Adverse Effect. All premiums payable prior to the date hereof

under material policies of insurance naming Alexis Nihon or any of its subsidiaries as an insured have been paid and neither Alexis Nihon nor any of its subsidiaries has failed to make a material claim thereunder on a timely basis except where such failure would not, have a Material Adverse Effect. Each of such material policies and other forms of insurance is in full force and effect on the date hereof and shall (or comparable replacement or substitutions therefor shall) be kept in full force and effect by Alexis Nihon through the Closing Date. No written or, to the knowledge of Alexis Nihon, other notice of cancellation or termination has been received by Alexis Nihon or any subsidiary of Alexis Nihon with respect to any such policy.

19. **Intellectual Property.** Alexis Nihon and its subsidiaries own, or have obtained valid and enforceable licenses for, or other rights to use, the inventions, patent applications, patents, trademarks (both registered and unregistered), tradenames and copyrights (the "**Intellectual Property**") being owned or used by them except where the failure to own, license or have such rights would not, individually or in the aggregate, have a Material Adverse Effect. Alexis Nihon has no knowledge that it or its subsidiaries lack or will be unable to obtain any rights or licenses to use any Intellectual Property necessary for the conduct of their business. Alexis Nihon has no knowledge of third parties who have rights to any Intellectual Property, owned by Alexis Nihon, except Publicly Disclosed by Alexis Nihon and except for the ownership rights of the owners of the Intellectual Property used by Alexis Nihon which is licensed to Alexis Nihon or its subsidiaries. To Alexis Nihon's knowledge, there is no infringement by third parties of any Intellectual Property owned by Alexis Nihon; except as Publicly Disclosed by Alexis Nihon, there is no pending or, to Alexis Nihon's knowledge, threatened action, suit, proceeding or, to Alexis Nihon's knowledge, claim by others challenging Alexis Nihon's rights in or to any of its Intellectual Property, and Alexis Nihon is unaware of any facts which form a reasonable basis for any such claim; there is no pending or, to Alexis Nihon's knowledge, threatened action, suit, proceeding or, to Alexis Nihon's knowledge, claim by others challenging the validity or enforceability of any Intellectual Property owned by Alexis Nihon, and Alexis Nihon is unaware of any finding of unenforceability or invalidity of the Intellectual Property; there is no pending or, to Alexis Nihon's knowledge, threatened action, suit, proceeding or, to Alexis Nihon's knowledge, claim by others that Alexis Nihon infringes or otherwise violates any Intellectual Property of others, and Alexis Nihon is unaware of any facts which form a reasonable basis for any such claim.

20. **Material Contracts.** All contracts, licences, agreements, commitments, entitlements or engagements to which Alexis Nihon or any of its subsidiaries is a party or by which any of them is bound and all leases involving payments by Alexis Nihon or its subsidiaries (whether written or oral): (i) which involve aggregate future payments by or to any of them in excess of $500,000 in any 12-month period or which extend for a period of more than two years and are not terminable without penalty of less than $100,000; (ii) with any Governmental Entity (including licences); (iii) which, if terminated without the consent of Alexis Nihon or any of the subsidiaries, would have, or reasonably be expected to have, a Material Adverse Effect; (iv) entered into since January 1, 2006, for the sale of securities or assets of Alexis Nihon or any of its subsidiaries, or for the acquisition of securities, assets or businesses of others (by merger, amalgamation, reorganization,

arrangement or otherwise) or for the grant to any person of any preferential rights to purchase any of its assets; (v) which are indentures, credit agreements, security agreements, mortgages, hypothecs, guarantees, promissory notes and other contracts relating to the borrowing of money; and; (vi) which are otherwise material and outside the ordinary and regular course of business; (collectively, "**Material Contracts**") are listed in the Alexis Nihon Disclosure Letter.

Each of the Material Contracts (other than those referred to in clause (ii)) is in full force and effect, is valid, binding and enforceable against the parties thereto, and has not been modified by any agreement (written or oral), has not been assigned, transferred or hypothecated, nor has any notice of termination been given thereunder. Neither Alexis Nihon nor any of its subsidiaries is in material breach or default under any Material Contract or is aware of any condition that with the passage of time or the giving of notice or both would result in such a material breach or default. Neither Alexis Nihon nor any subsidiary of Alexis Nihon knows of, or has received written notice of, any breach or default under (nor, to the knowledge of Alexis Nihon, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any Material Contract (other than those referred to in clause (ii)) by any other party thereto, except where any such violation or default would not, individually or in the aggregate, constitute a material default thereunder.

21. **Employment Matters.** To the knowledge of Alexis Nihon, no labour strike, lock-out, slowdown or work stoppage is pending or threatened against or directly affecting it.

22. **Severance Liabilities.** Except as set out in the Alexis Nihon Disclosure Letter, neither Alexis Nihon nor any subsidiary of Alexis Nihon is subject to any liabilities for severance or other payments in connection with the termination or cessation of functions (whether voluntary or involuntary) of any Person in excess of an aggregate of $100,000 and Alexis Nihon will not automatically become subject to any such liabilities as a result of, or in connection with, the completion of the Offer, the Exchange or the Combination.

23. **Head Lease and Income Subsidy.** The Alexis Nihon Disclosure Letter sets out the current status of the Nihon Massicotte Head Lease and the Nihon Massicotte Income Subsidy (which is still guaranteed by the Nihon Massicotte Pledge).

24. **Fees.** Except for the fees of the financial advisor to Alexis Nihon, Alexis Nihon and its Subsidiaries will not be liable, directly or indirectly for the fees, commissions or expenses of any broker, finder, investment banker or other similar agent or intermediary in connection with the Offer. As at the date hereof, the only other fees paid, payable, owing or to become owing by Alexis Nihon in connection with the Transaction are as set forth in the Alexis Nihon Disclosure Letter.

25. **Rights Plan.** Alexis Nihon has no unitholder rights plan or similar plan contemplated to be put in place by Alexis Nihon.

26. **Tax Cost.** The fair market value at Closing of the aggregate consideration (other than Cominar Units) to be received by Alexis Nihon for the disposition of the Alexis Nihon

Assets to Cominar pursuant to the Exchange is currently and shall be at Closing less than the aggregate of:

(a) in the case of depreciable property transferred, the following amount determined for each of said depreciable properties being the lesser of: (i) its cost amount (within meaning of the Tax Act) to Alexis Nihon immediately after the taxation year that is deemed to end pursuant to section 132.2(3)(b) of the Tax Act as proposed by Bill C-33 and introduced to the House of Commons on November 22, 2006; and (ii) its fair market value at the time of the Exchange; and

(b) in the case of all other property transferred, the following amount determined for each of the said properties being the lesser of: (i) the cost amount (within meaning of the Tax Act) to Alexis of the property at the time of the Exchange; and (ii) the fair market value of the property at the time of the Exchange;

such that the transfer of all property by Alexis Nihon to Cominar pursuant to the Exchange shall occur without any income or gains being realized by Alexis Nihon and pursuant to a joint election by Cominar and Alexis Nihon of the appropriate amounts for purposes of section 132.2 of the Tax Act as contemplated by Section 4.5.

SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF COMINAR

1. **Organization.** Each of Cominar and its subsidiaries has been duly incorporated or formed under applicable Law, is validly existing and has full trust or corporate power and authority to own its properties and conduct its business as presently owned and conducted. All of the shares of the subsidiaries are validly issued, fully paid and non-assessable and all such shares are owned directly or indirectly by Cominar free and clear of all Encumbrances.

2. **Capitalization.** As at November 30, 2006, there were 36,527,206 Cominar Units issued and outstanding in the capital of Cominar. As at the date hereof, up to a maximum of 2,174,600 Cominar Units may be issued pursuant to the Cominar Unit Option Plan. As at November 30, 2006, 330,032 Cominar Units were issuable pursuant to the Cominar Distribution Reinvestment Plan. Except as described in the immediately preceding sentences, and except for the Cominar Convertible Debentures, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating Cominar or any subsidiary to issue or sell any units or equity securities of Cominar or any subsidiary or securities or obligations of any kind convertible into or exchangeable for any units or equity securities of Cominar or any subsidiary.

3. **Authority.**

   (a) Cominar has the requisite trust power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Cominar and the consummation by Cominar of the transactions contemplated by this Agreement have been duly authorized by the trustees of Cominar and no other proceedings on the part of Cominar are necessary to authorize this Agreement.

   (b) This Agreement has been duly executed and delivered by Cominar and constitutes a valid and binding obligation of Cominar, enforceable against Cominar in accordance with its terms subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to or affecting creditors' rights generally and to general principles of equity.

   (c) Except as set forth in the Cominar Disclosure Letter, the execution and delivery by Cominar of this Agreement and performance by it of its obligations hereunder and the completion of the transactions contemplated hereby, will not:

      (i) result in a violation or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of:

(A) the Cominar Contract of Trust or any subsidiary's certificate of incorporation, articles, by-laws or other constituting documents;

(B) except in connection with any Regulatory Approvals, any Law, regulation, order, judgment or decree; or

(C) except as required by applicable Securities Laws and except as could not reasonably be expected to have a Material Adverse Effect, any contract by which Cominar or any subsidiary is bound; or

(ii) require a consent, approval or waiver under, or give rise to any right of termination or payment under, any material contract, other than as disclosed in the Cominar Disclosure Letter; or

(iii) give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness to come due before its stated maturity or cause any available credit to cease to be available; or

(iv) result in the imposition of any Encumbrance (other than any Permitted Encumbrance and Encumbrances arising from or in connection with any financing or other arrangement entered into by Cominar) upon any of its assets or the assets of any subsidiary, or restrict, hinder, impair or limit the ability of Cominar or any subsidiary to carry on the business of Cominar or any subsidiary as and where it is now being carried on or as and where it may be carried on in the future except as could not reasonably be expected to have a Material Adverse Effect.

4. **Absence of Changes.** Since December 31, 2005, except as set forth in the Cominar Disclosure Letter or as Publicly Disclosed by Cominar prior to the date hereof, there has not been any Material Adverse Change in the business, assets, liabilities, capitalization, prospects, financial position or financial condition, licences, permits, rights or privileges, whether contractual or otherwise, of Cominar or any of its subsidiaries, considered as a whole, and the business of Cominar and its subsidiaries have been carried on in the ordinary course, consistent with past practice.

5. **Financial Statements.** The audited consolidated financial statements of Cominar and its subsidiaries for the fiscal years ending December 31, 2005 and 2004 were prepared in accordance with generally accepted accounting principles in Canada, consistently applied, and fairly present the consolidated financial condition of Cominar and its subsidiaries at the respective dates indicated and the results of operations of Cominar and its subsidiaries (on a consolidated basis) for the periods covered.

6. **Litigation, etc.** Except as set forth in the Cominar Disclosure Letter or Publicly Disclosed by Cominar prior to the date hereof, there is no claim, action, proceeding or investigation pending or, to the knowledge of Cominar, threatened against or relating to Cominar or any subsidiary or affecting any of their properties or assets before any

Governmental Entity that, if adversely determined, would reasonably be expected to have a Material Adverse Effect or any subsidiary or prevent or materially delay consummation of the transactions contemplated by this Agreement. Neither Cominar nor any subsidiary is subject to any outstanding order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Effect or prevent or materially delay consummation of the transactions contemplated by this Agreement.

7. **Disclosure Record.** After giving effect to all subsequent filings in relation to matters covered in earlier filings, the public filings Publicly Disclosed by Cominar under the provisions of applicable Securities Laws do not contain any misstatement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, in any case where the result would be materially adverse to Cominar and its subsidiaries on a consolidated basis.

8. **Tax Status.** Cominar is a mutual fund trust as defined in subsection 132(6) of the Tax Act. Cominar confirms that it is not a non-eligible person within the meaning of the *Investment Canada Act* and is registered under subdivision (d) of Division (v) of Part IX of the *Excise Tax Act (Canada)*. Cominar is registered for the purposes of the GST and the QST as set forth in the Cominar Disclosure Letter.

9. **Compliance.** Except as set forth in the Cominar Disclosure Letter, Cominar has at all times complied with the Cominar Contract of Trust, investment restrictions and operating policies, all leases and other material contracts, all mortgages and other credit facilities, all insurance policies, and all applicable Laws, except where any failure to do so would not have a Material Adverse Effect.

10. **Environmental Matters.** Except as disclosed in the public filings Publicly Disclosed by Cominar, Cominar and its subsidiaries, and their respective business, operations and properties:

    (a) except where non-compliance would not have a Material Adverse Effect, are in compliance with all applicable environmental Laws (including any environmental permits) in Canada and in other applicable foreign jurisdictions with environmental regulatory jurisdiction over Cominar or any of its subsidiaries or any of their respective businesses, operations or properties;

    (b) have obtained all environmental permits which are required in order to carry on their respective businesses and operations under all applicable environmental Laws, except where non-compliance or failure to obtain the same, individually or in the aggregate, would not have a Material Adverse Effect;

    (c) have not at any time received any written notice, written notice of default, orders, summons, or notice of judgment or commencement of proceedings of any nature related to any material breach, liability or remedial action, of or arising under environmental Laws (including any environmental permits) which would have individually or in the aggregate a Material Adverse Effect; and

(d) have not at any time given any written undertakings with respect to remedying any breach of or liability under environmental Laws which have not been duly performed, which breach or liability would have a Material Adverse Effect.

11. **Books and Records.** The records and minute books of Cominar and its subsidiaries are maintained in compliance in all material respects with all applicable Laws. There have been no changes in the accounting policies of Cominar since December 31, 2005.

12. **Intellectual Property.** Cominar and its subsidiaries own, or have obtained valid and enforceable licenses for, or other rights to use, the inventions, patent applications, patents, trademarks (both registered and unregistered), tradenames and copyrights (the "**Intellectual Property**") being owned or used by them except where the failure to own, license or have such rights would not, individually or in the aggregate, have a Material Adverse Effect. Cominar has no knowledge that it or its subsidiaries lack or will be unable to obtain any rights or licenses to use any Intellectual Property necessary for the conduct of their business. Cominar has no knowledge of third parties who have rights to any Intellectual Property, except as disclosed in the public filings Publicly Disclosed by Cominar and except for the ownership rights of the owners of the Intellectual Property which is licensed to Cominar or its subsidiaries. To Cominar's knowledge, there is no infringement by third parties of any Intellectual Property; except as disclosed in the public filings Publicly Disclosed by Cominar, there is no pending or, to Cominar's knowledge, threatened action, suit, proceeding or, to Cominar's knowledge, claim by others challenging Cominar's rights in or to any Intellectual Property, and Cominar is unaware of any facts which form a reasonable basis for any such claim; there is no pending or, to Cominar's knowledge, threatened action, suit, proceeding or, to Cominar's knowledge, claim by others challenging the validity or enforceability of any Intellectual Property, and Cominar is unaware of any finding of unenforceability or invalidity of the Intellectual Property; there is no pending or, to Cominar's knowledge, threatened action, suit, proceeding or, to Cominar's knowledge , claim by others that Cominar infringes or otherwise violates any patent, trademark, copyright, trade secret or other proprietary rights of others, and Cominar is unaware of any facts which form a reasonable basis for any such claim.

13. **Disclosure Controls.** Management of Cominar has implemented disclosure controls and procedures designed to ensure that material information relating to Cominar, including its subsidiaries, is made known to management of Cominar by others within those entities, which disclosure controls and procedures are, given the size of Cominar and the nature of its business, reasonably expected by management to be effective in alerting, on a timely basis, Cominar's Chief Executive Officer and its Chief Financial Officer to material information required to be included in documents Publicly Disclosed by Cominar. To the knowledge of Cominar, there has not been any fraud, whether or not material, that involves management or other employees who have a significant role in Cominar's internal control over financial reporting that occurred within the three years preceding the date of this Agreement.

Since January 1, 2005: (i) neither Cominar nor any of its subsidiaries has received any material written complaint, allegation, assertion or claim, regarding the accounting or auditing practices of Cominar or any of its subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Cominar or any of its subsidiaries has engaged in questionable accounting or auditing practices; and (ii) no attorney representing Cominar or any of its subsidiaries, whether or not employed by Cominar or any of its subsidiaries, has reported evidence of a material violation of Securities Laws, material breach of fiduciary duty or similar violation by Cominar, any of its subsidiaries or any of their respective officers, directors, employees or agents to the Board of trustees of Cominar or any committee thereof or to any director or officer of Cominar.

14. **Undisclosed Liabilities**. Except as disclosed in the Cominar Disclosure Letter, neither Cominar nor any of its subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for: (i) liabilities and obligations that are specifically disclosed on the unaudited balance sheet of Cominar as at September 30, 2006 or in the notes thereto; and (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since September 30, 2006, that are not and would not, individually or in the aggregate with all other liabilities and obligations of Cominar and its subsidiaries (other than those disclosed on such balance sheet), reasonably be expected to have a Material Adverse Effect.

15. **Taxes**. Cominar and each of its subsidiaries has filed all Tax Returns required to be filed by it on or before the date of this Agreement, and except as set forth in the Cominar Disclosure Letter, those Tax Returns were complete and correct in all material respects and Cominar and each of its subsidiaries has duly and timely paid all Taxes (including instalments on account of Taxes for the current year) which are due and payable by it on or before the date hereof and Cominar has provided adequate accruals in accordance with Canadian GAAP in the most recently published financial statements of Cominar for any Taxes for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Except as set forth in the Cominar Disclosure Letter, since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business. Cominar and each of its subsidiaries has duly and timely withheld in respect of any amount paid or credited by it to or for the account or benefit of any Person, the amount of all Taxes and other deductions required under any applicable Law to be withheld from any such amount and has duly and timely remitted such withheld amounts to the appropriate Governmental Entity. Except as disclosed or reflected in the Cominar Disclosure Letter, there are no actions, suits, proceedings, investigations or claims threatened against Cominar or any of its subsidiaries in respect of Taxes, or any matters under discussion, audit or appeal with any Governmental Entity relating to Taxes asserted by any such authority.

SCHEDULE E

EXCHANGE RESOLUTION

SPECIAL RESOLUTION OF ALEXIS NIHON UNITHOLDERS

RESOLUTION:

1. The transactions contemplated in the Combination Agreement dated December 3, 2006 (as it may be or may have been modified or amended) are approved.

2. The Alexis Nihon Contract of Trust be and it is hereby amended effective as of the Closing Time in order to permit the redemption and/or retraction of the Alexis Nihon Units as contemplated by the Exchange and as otherwise may be necessary in order to give effect to all of the terms of the Combination.

3. Notwithstanding that this resolution has been passed by the Alexis Nihon Unitholders, the trustees are authorized without further notice to or approval of the Alexis Nihon Unitholders (i) to amend the Combination Agreement to the extent permitted by the Combination Agreement, and (ii) not to proceed with the Combination in accordance with the Combination Agreement.

4. Any officer or trustee of Alexis Nihon is authorized to execute and deliver all documents and do all acts or things as may be necessary or desirable to give effect to this resolution.

REPORT PURSUANT TO
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 176 OF THE SECURITIES ACT (ALBERTA)
SECTION 92 OF THE SECURITIES ACT (MANITOBA)
SECTION 110 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN)
SECTION 101 OF THE SECURITIES ACT (ONTARIO)
SECTION 147.11 OF THE SECURITIES ACT (QUEBEC)
SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA)
SECTION 126 OF THE SECURITIES ACT (NEW BRUNSWICK)
SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND AND LABRADOR)

1. **Name and address of the Offeror:**

   Cominar Real Estate Investment Trust ("Cominar")
   455 rue Marais
   Vanier, Québec
   G1M 3A2

2. **Designation and number or principal amount of securities and the Offeror's securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:**

   Cominar has announced that it has executed a combination agreement (the "**Combination Agreement**") with Alexis Nihon Real Estate Investment Trust ("**Alexis Nihon**") to combine Cominar and Alexis Nihon to create what will be known as Cominar Nihon Real Estate Investment Trust ("**Cominar Nihon**") pursuant to which (a) Cominar has agreed to acquire all of the issued and outstanding units of Alexis Nihon (the "**Offer**") for, at the election of each Alexis Nihon unitholder, either: (i) $17.00 in cash, subject to a maximum cash amount as described below in Item 5; or (ii) 0.77 of a Cominar unit, subject to a maximum unit amount as described below in item 5 and (b) to acquire all or substantially all of the assets of Alexis Nihon (the "**Exchange**").

   The Offer will be subject to a maximum total cash amount of $127.5 million (the "**Cash Amount**") and a maximum issuance of 17,294,833 units of Cominar (the "**Unit Amount**"). To the extent that less than the Cash Amount is used to pay for the units of Alexis Nihon (the "**Alexis Nihon Units**") under the Offer, Alexis Nihon will redeem, on a pro rata basis from all holders of Alexis Nihon Units (except Alexis Nihon Units then held by Cominar or any subsidiary or affiliate of Cominar) such number of Alexis Nihon Units at a price of $17 per Alexis Nihon Unit, having a value equal to the difference between $127.5 million and the amount of cash needed to pay for Alexis Nihon Units under the Offer (the "**Redemption**"). To the extent that more than $127.5 million in cash payments is elected under the Offer, then the cash will be pro-rated and unit holders will receive the remainder of the consideration in the form of units of Cominar under either the Offer or the Exchange.

Robert A. Nihon and entities controlled by him (the "**Nihon Group**"), directly and indirectly, owning in aggregate of 4,229,202 Alexis Nihon Units representing approximately 16.3% of Alexis Nihon Units, have entered into a lock-up agreement supporting the transaction (the "**Lock-Up Agreement**"). Under the Lock-Up Agreement, the Nihon Group agreed to vote in favour of, and subject to proration as discussed above, to receive its units of Cominar under, the Exchange and not to tender their Alexis Nihon Units to the Offer.

3. **Designation and number or principal amount of securities and the Offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release:**

Following the Redemption and the Exchange, the Offeror will hold all of the Alexis Nihon Units, including those currently held by the Nihon Group being 4,229,202 Alexis Nihon Units, representing in the aggregate approximately 16.3% of the issued and outstanding Alexis Nihon Units which are subject to the Lock-Up Agreement.

4. **Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in question 3 over which:**

   (i) **the Offeror, either alone or together with any joint actors, has ownership and control:**

   None.

   (ii) **the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor:**

   None

   (iii) **the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

   None.

5. **Name of the market in which the transaction or occurrence that gave rise to the news release took place:**

Not applicable (private agreement).

6. **Purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

The purpose of the Offeror entering into the Lock-Up Agreement was to require the Nihon Group to approve the transactions described in the Combination Agreement and for Cominar to acquire the Alexis Nihon Units held by them through the transactions described in the Combination Agreement.

7. **General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

Under the Lock-Up Agreement, the Nihon Group agreed to vote in favour of, and subject to proration as discussed above, to receive its units of Cominar under the Exchange and not to tender its Alexis Nihon Units to the Offer. The Nihon Group further agreed under the Lock-Up Agreement to support any alternative transaction other than the Combination, should Cominar seek to complete the acquisition of all of the Alexis Nihon Units by some other means other than the Exchange on terms no less favorable to the Nihon Group. The Lock-Up Agreement is irrevocable and terminable only for a material breach of the representations, warranties and covenants contained therein, upon mutual consent of the parties, or upon termination of the Combination Agreement.

The description of the Lock-Up Agreement herein is subject in its entirety to the actual terms of the agreement.

8. **Names of any joint actors in connection with the disclosure required by Appendix E to NI 62-103:**

None

9. **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the Offeror:**

Not applicable.

10. **If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of NI 61-103 in respect of the reporting issuer's securities:**

Not applicable.

DATED at Montreal, Quebec, this 6th day of December, 2006.

COMINAR REAL ESTATE INVESTMENT TRUST

By: (signed) Michel Dallaire
Name: Michel Dallaire
Title: President and Chief Executive Officer

SECURITIES ACT (QUÉBEC)
Report pursuant to Section 189.1.3 of the Regulation

1. **Name and address of the Offeree Company:**

   Alexis Nihon Real Estate Investment Trust
   1 Place Alexis Nihon
   3400 de Maisonneuve Blvd. West, suite 1010
   Montréal, Québec
   H3Z 3B8

2. **Name and address of the Offeror:**

   Cominar Real Estate Investment Trust
   455 du Marais Street
   Québec, Québec
   G1M 3A2

3. **Designation of the securities that are subject to the bid:**

   Units

4. **Date of bid:**

   December 22, 2006

5. **Maximum number of securities of the class subject to the bid which are sought by the Offeror:**

   Units having a market value of $127.5 million

6. **Value, in Canadian dollars, of the consideration offered per security:**

   $17.00 in cash, subject to proration as described in the Circular dated December 20, 2006, to a maximum of $127.5 million

7. **Fee payable in respect of the bid, as calculated under Section 271.4:**

   $6,375

DATED December 22, 2006.

COMINAR REAL ESTATE INVESTMENT TRUST

Per: 

Name: Michel Paquet
Title: Executive VP Legal Affairs


COMINAR


FPI
Alexis Nihon
REIT

PRESS RELEASE

COMINAR REIT AND ALEXIS NIHON REIT MAIL OFFER AND CIRCULARS

Québec City and Montréal, Québec, December 22, 2006 – Cominar Real Estate Investment Trust ("COMINAR") (TSX: CUF.UN) and Alexis Nihon Real Estate Investment Trust ("ALEXIS NIHON") (TSX: AN.UN) announced today that COMINAR's cash take-over bid offer and information circular as well as ALEXIS NIHON's Trustees' circular and information circular have been mailed to all holders of record of units of ALEXIS NIHON as at December 22, 2006.

Under the terms of the proposed transaction announced on December 4, 2006, COMINAR will acquire all of the issued and outstanding units of ALEXIS NIHON. For each ALEXIS NIHON unit held, ALEXIS NIHON unitholders may elect to receive either: (i) $17.00 in cash, subject to proration as described below under a cash take-over bid; or (ii) 0.77 of a COMINAR unit under an exchange, subject to proration as described below. There will be a maximum cash amount of $127.5 million (the "Cash Amount") and a maximum of 17,284,777 COMINAR units (including in respect of ALEXIS NIHON units issuable upon the conversion of ALEXIS NIHON convertible debentures and on the assumption that all such debentures will be converted prior to closing) (the "Unit Amount"). If more than the Cash Amount is elected, then the cash will be prorated. If more than the Unit Amount is elected, then the units will be prorated. The $17.00 of cash consideration represents a 19.4% premium over the 20-day volume weighted average price of the ALEXIS NIHON units to December 1, 2006, the last business day prior to the announcement of the transaction. ALEXIS NIHON unitholders may elect to sell their units on a taxable basis or have their units exchanged on a tax deferred basis.

The ALEXIS NIHON board unanimously recommends that <u>all</u> ALEXIS NIHON unitholders vote in favour of the exchange resolution described in the ALEXIS NIHON information circular mailed today and that those ALEXIS NIHON unitholders who wish to sell their ALEXIS NIHON units for cash on a taxable basis for Canadian income tax purposes (subject to pro-ration, if applicable) should accept and tender their units to the cash offer component of the proposed transaction.

Robert A. Nihon declared to the Board of Trustees of ALEXIS NIHON that he and entities controlled by him, directly and indirectly, owning approximately 16.3% of ALEXIS NIHON's issued and outstanding units as at December 3, 2006, have entered into a lock-up agreement supporting the transaction and, therefore, abstained from voting.

ALEXIS NIHON's Board of Trustees has received opinions from its financial advisor CIBC World Markets that the consideration offered under the transaction is fair, from a financial point of view, to the unitholders of ALEXIS NIHON. National Bank Financial Inc. is acting as financial advisor to COMINAR and as soliciting dealer/dealer manager in connection with the solicitation of proxies. Davies Ward Phillips and Vineberg LLP is acting as legal counsel to COMINAR and Fasken Martineau Dumoulin LLP is acting as legal counsel to ALEXIS NIHON.

<u>All</u> ALEXIS NIHON unitholders who support the transaction (including ALEXIS NIHON unitholders who accept the cash offer component of the transaction) should indicate their approval of the exchange resolution submitted for approval at the special meeting of ALEXIS

NIHON unitholders by providing a properly completed and executed form of proxy (which is printed on blue paper) provided with the ALEXIS NIHON information circular mailed today instructing the proxyholder to vote their ALEXIS NIHON units in favour of the exchange resolution at the meeting. The cash offer component of the transaction is conditional upon, among other things, adoption of the exchange resolution.

The transaction will be subject to the approval of two-thirds of ALEXIS NIHON unitholders voting at a special meeting of ALEXIS NIHON unitholders to take place on January 29, 2007. **[Holders of units of ALEXIS NIHON as at December 20, 2006 will be entitled to vote at the meeting.]** In addition to the approval of ALEXIS NIHON's unitholders, the transaction is subject to regulatory approvals, required consents and other customary closing conditions.

While the expiry time of the cash take-over bid component of the transaction is 10 a.m. (Toronto time) on January 30, 2007, the special meeting of ALEXIS NIHON unitholders to approve the transaction is to be held at 10 a.m. (Toronto time) on January 29, 2007 and all ALEXIS NIHON Unitholders are urged to tender their ALEXIS NIHON units or deposit their ALEXIS NIHON unit certificates at the same time and together with the duly completed form of proxy (which is printed on blue paper) and Letter of Transmittal mailed today (which is printed on yellow paper) prior to the meeting date as set forth in the materials mailed today to registered holders of ALEXIS NIHON units.

Holders of 6.20% of ALEXIS NIHON convertible debentures due June 30, 2014, convertible at a conversion price of $13.65 per ALEXIS NIHON unit, are encouraged to convert their debentures and to participate in either the cash offer or the exchange component of the transaction.

Portfolios as at December 22, 2006

COMINAR (TSX: CUF.UN) is one of the largest commercial real estate property owners and managers in the Province of Québec. It owns a high quality portfolio of 139 properties in the greater Montreal and Quebec City areas, consisting of 15 office, 31 retail, and 93 industrial and mixed-use buildings, totaling over 10.2 million square feet. COMINAR's objectives are to deliver to its unitholders growing cash distributions and to maximize unitholder value through proactive management and the growth of its portfolio.

ALEXIS NIHON (TSX: AN.UN) owns interests in 65 office, retail, and industrial properties, including a 426 unit multi-family residential property, located in the greater Montreal area and the National Capital Region. ALEXIS NIHON's portfolio has an aggregate of 9.1 million square feet of leasable area, of which 0.4 million square feet is co-owned.

Forward-Looking Statements

This press release may contain forward-looking statements with respect to Cominar Real Estate Investment Trust, Alexis Nihon Real Estate Investment Trust and their respective operations, strategy, financial performance and condition. These statements generally can be identified by use of forward looking words such as "may", "will", "expect", "estimate", "anticipate", "intends", "believe" or "continue" or the negative thereof or similar variations. The actual results and performance of Cominar Real Estate Investment Trust, Alexis Nihon Real Estate Investment Trust and the combined entity discussed herein could differ materially from those expressed or implied by such statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations, including that the transaction contemplated herein is completed. Some important factors that could cause actual results to differ materially from expectations, or could in certain circumstances result in a termination of the combination agreement, include, among other things, general economic and market factors, competition, changes in government regulation and the factors described under "Risk Factors" in the annual information forms of each of Cominar Real Estate Investment Trust and Alexis Nihon Real Estate Investment Trust and in the COMINAR circular mailed today. The cautionary statements qualify all forward-looking statements attributable to Cominar Real Estate Investment Trust, Alexis Nihon Real Estate Investment Trust and persons acting on their behalf. Unless otherwise stated, all forward-looking statements speak only as of the date of this press release and the parties have no obligation to update such statements.

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For Further Information:

Mr. Michel Dallaire, P.Eng.
President and Chief Executive Officer, Cominar Real Estate Investment Trust
(418) 681-8151

Mr. Robert Nihon
Chairman, Alexis Nihon Real Estate Investment Trust
(514) 931-2591

The Depositary-Computershare Investor Services Inc.
Toll Free (within Canada and the U.S.): 1-800-564-6253
International Calls: (514) 982-7888
e-mail: corporateactions@computershare.com.

Dealer Manager-National Bank Financial Inc.
The Exchange Tower
130 King Street West
Suite 3200, P.O. Box 21
Toronto, Ontario, M5X 1J9
Telephone : (416) 869-6661
Facsimile: (416) 869-6540
E-mail: garvin.blair@nbfinancial.com

Media: Laird Greenshields, Morin Public Relations, (514) 289-8688, ext. 221 or (877) 289-7007

COMINAR REAL ESTATE INVESTMENT TRUST

and

ALEXIS NIHON REAL ESTATE INVESTMENT TRUST

AMENDMENT TO THE COMBINATION AGREEMENT

Dated December 20, 2006

DAVIES WARD PHILLIPS & VINEBERG LLP

Mtl#: 1470444.10

AMENDMENT TO THE COMBINATION AGREEMENT

Amendment to the Combination Agreement dated December 3, 2006 between Michel Dallaire, Alain Dallaire, Michel Paquet, Michel Berthelot, Robert Després, Yvan Caron, Pierre Gingras, Ghislaine Laberge and Dino Fuoco, each in his or her capacity as a trustee of and on behalf of Cominar Real Estate Investment Trust/Fonds de placement immobilier Cominar ("**Cominar**") and Robert A. Nihon, Thomas J. Leathong, Philip O'Brien, Gérard A. Limoges and Richard Guay, each in his capacity as a trustee on behalf of Alexis Nihon Real Estate Investment Trust/Fonds de placement immobilier Alexis Nihon ("**Alexis Nihon**").

WHEREAS Cominar and Alexis Nihon entered into a Combination Agreement dated December 3, 2006 (the "**Combination Agreement**");

WHEREAS Cominar and Alexis Nihon wish to amend the Combination Agreement as set forth herein.

NOW, THEREFORE, Cominar and Alexis Nihon hereby agree that, in consideration of the mutual covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Combination Agreement be amended as set forth herein.

ARTICLE 1
INTERPRETATION

1. Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Combination Agreement.

ARTICLE 2
AMENDMENTS

The Combination Agreement is hereby amended as follows:

2. By deleting Section 2.2 of the Combination Agreement and replacing it with the following:

"2.2 Redemption

A maximum of an aggregate number of 17,284,777 Cominar Units will be available under the Exchange and, to the extent that less than $127.5 million in cash is used to pay for Alexis Nihon Units under the Offer, then Alexis Nihon will redeem (and such Alexis Nihon Units will thereby be transferred to Alexis Nihon), prior to the commencement of the Exchange, on a pro rata basis from all holders of Alexis Nihon Units (except Alexis Nihon Units then held by Cominar or any subsidiary or affiliate of Cominar) such number of Alexis Nihon Units at a price of $17.00 per Alexis Nihon Unit, having a value equal to the difference between $127.5 million and the amount of cash needed to pay for Alexis Nihon

Units under the Offer. The maximum amount of $127.5 million shall be increased, if necessary, to allow full upward rounding of fractional Alexis Nihon Units resulting from such redemption."

3. By deleting Section 2.3.9 of the Combination Agreement and replacing it with the following:

"2.3.9 Cominar shall, at the next annual meeting of Cominar Untiholders following the Closing, propose that the name of Cominar be changed to "Cominar Nihon Real Estate Investment Trust" and that its board of trustees be increased to ten (10) trustees, by way of an increase from five (5) to six (6) independent trustees through the election of Richard Guay and one other current independent trustee of Alexis Nihon as two of the proposed independent trustees, one of whom shall replace a then existing independent trustee of Cominar."

4. By adding the following to Section 2.4 of the Combination Agreement:

"2.4.4 its trustees have determined unanimously (Mr. Robert A. Nihon abstaining) that, as at December 20, 2006, this Agreement and the Offer and the Exchange are fair to the Alexis Nihon Unitholders and are in the best interests of Alexis Nihon and the Alexis Nihon Unitholders;

2.4.5 its trustees have, as at December 20, 2006, unanimously resolved (Mr. Robert A. Nihon abstaining) to recommend that Alexis Nihon Unitholders vote in favour of the Exchange Resolution; and

2.4.6 its trustees have received a revised opinion dated December 20, 2006 from CIBC World Markets Inc. that the consideration receivable under the Combination is fair from a financial point of view to the Alexis Nihon Unitholders."

5. By deleting Section 5.1.3 of the Combination Agreement and replacing it with the following:

"5.1.3 there shall not be pending or threatened any suit, action or proceeding: (i) seeking to prohibit or restrict the acquisition by Cominar of any assets of Alexis Nihon or Alexis Nihon Units, seeking to restrain or prohibit the consummation of the Offer, the redemption contemplated by Section 2.2 or the Exchange, or seeking to obtain from Alexis Nihon or Cominar any material damages directly or indirectly in connection with the Combination, (ii) seeking to prohibit or materially limit the ownership or operation by Cominar of any material portion of the business or assets of Alexis Nihon or any of its subsidiaries or to compel Cominar to dispose of or hold separate any material portion of the business or assets of Alexis Nihon or its subsidiaries, (iii) seeking to impose material limitations on the ability of Cominar to acquire or hold, or exercise full rights of ownership of, any assets of Alexis Nihon or Alexis Nihon Units, (iv) seeking to prohibit Cominar from effectively controlling in any material respect the business or operations of Alexis Nihon or any of its subsidiaries, or (v) which otherwise is reasonably likely to have a Material Adverse Effect on Cominar;"

6. By deleting Section 5.2.9 of the Combination Agreement and replacing it with the following:

"5.2.9 all actions shall have taken and all consents and approvals shall have been obtained to permit the transfer of the Alexis Nihon Assets to Cominar free and clear of all Encumbrances (other than Permitted Encumbrances including those to be assumed by Cominar pursuant to Section 2.9), with good and marketable title to all of Alexis Nihon's Properties to be conveyed to Cominar in connection with the Exchange, all on terms and conditions satisfactory to Cominar, acting reasonably, except to the extent that any such matter would not have a Material Adverse Effect, after giving effect to the transactions contemplated by this Agreement."

7. By deleting Schedule A to the Combination Agreement and replacing it with the following:

"SCHEDULE A

OFFER TERMS

1. General Terms. The Offer shall be made by a take-over bid circular prepared in compliance with the applicable Securities Laws.

2. Consideration. Subject to Section 4.12, the Offer will be made to the holders of all the issued and outstanding Alexis Nihon Units on the basis of $17.00 cash per Alexis Nihon Unit, subject to pro-ration. There will be a maximum of $127.5 million paid in cash in the aggregate, and, if more than such amounts in cash payments is elected, then the cash will be pro-rated.

3. Conditions of the Offer. The Offer shall be subject to terms and conditions typical for transactions of this nature and which shall be set out in the take-over bid circular that will be mailed to Alexis Nihon Unitholders in connection with the Offer, including those substantially described as follows:

   (a) the conditions set forth in Section 5.1 and Section 5.2 of the Agreement shall have been satisfied or waived to Cominar's satisfaction; and

   (b) all steps shall have been taken, and all conditions satisfied or waived, so as to close the Exchange immediately following the take-up of Alexis Nihon Units under the Offer.

---------------------"

8. By deleting Schedule E to the Combination Agreement and replacing it with the following:

"SCHEDULE E

EXCHANGE RESOLUTION

SPECIAL RESOLUTION OF ALEXIS NIHON UNITHOLDERS

RESOLUTIONS:

1. The transactions contemplated in the Combination Agreement dated December 3, 2006 (as it may be or may have been modified or amended) are approved.
2. The Alexis Nihon Contract of Trust be and it is hereby amended effective immediately prior to the Closing Time (as defined in the Combination Agreement) in order to permit the Pre-Exchange Unit Redemption (which will result in the redemption and/or retraction of Alexis Nihon Units by Alexis Nihon in consideration of $17.00 per Unit) and the subsequent redemption and/or retraction of the Alexis Nihon Units (whereby the Alexis Nihon Units are transferred to Alexis Nihon) in exchange for Cominar Units as contemplated by the Exchange (as defined in the Combination Agreement) and as otherwise may be necessary in order to give effect to all of the terms of the Combination.
3. The Alexis Nihon Contract of Trust be and is hereby amended effective immediately prior to Closing Time (as defined in the Combination Agreement) in order to permit capital gains and taxable capital gains realized by Alexis Nihon to be allocated to Alexis Nihon Unitholders who are redeemed for cash pursuant to Pre-Exchange Unit Redemption and to make any and all designations under the Tax Act (and any equivalent provisions under a provincial tax statute) in respect of same.
4. The investment and operating policies set forth in Article 5 of the Alexis Nihon Contract of Trust and any and all other provisions of the Alexis Nihon Contract of Trust as may be required be and they are waived, solely in connection with any and all transactions forming part of the Combination, including, without limitation, the Cash Offer, the Pre-Exchange Unit Redemption, the Exchange, the acquisition of the Alexis Nihon Assets and the financing of such acquisition, including, without limitation, any required borrowing by Alexis Nihon.
5. The Alexis Nihon Contract of Trust be and it is hereby further amended as may be necessary or expedient to carry out all of the terms of the Combination.
6. Any officer or trustee of Alexis Nihon is authorized to execute and deliver all documents and do all acts or things as may be necessary or desirable to give effect to this resolution.
7. Notwithstanding that this resolution has been passed by the Alexis Nihon Unitholders, the trustees are authorized without further notice to or approval of the Alexis Nihon Unitholders: (i) to amend the Combination Agreement to the extent permitted by the Combination

Agreement; and (ii) not to proceed with the Combination in accordance with the Combination Agreement."

ARTICLE 3
EFFECT OF AMENDMENTS

Except as specifically set forth herein, the terms and conditions of the Combination Agreement remain in force and unamended.

ARTICLE 4
GENERAL

4.1 Assignment

No party hereto may assign its rights or obligations hereunder, except that Cominar may assign all or part of its rights, without reducing its own obligations hereunder, to a wholly-owned subsidiary of Cominar.

4.2 Waiver and Modification

Alexis Nihon and Cominar may waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to them hereunder or in any document to be delivered pursuant hereto and may waive or consent to the modification of any of the covenants herein contained for their respective benefit or waive or consent to the modification of any of the obligations of the other parties hereto. Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective must be in writing executed by the party granting such waiver or consent. No waiver shall operate as a waiver of any other matter whatsoever.

4.3 Governing Laws

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Québec and the Laws of Canada applicable therein and shall be treated in all respects as a Québec contract. The parties to this Agreement hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Québec.

4.4 Time of Essence

Time shall be of the essence in this Agreement.

4.5 Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

[Signature page follows]

IN WITNESS WHEREOF the parties hereto have executed this Amendment to the Combination Agreement as of the date first written above.

MICHEL DALLAIRE, ALAIN DALLAIRE, MICHEL PAQUET, MICHEL BERTHELOT, ROBERT DESPRÉS, YVAN CARON, PIERRE GINGRAS, GHISLAINE LABERGE and DINO FUOCO, each in his or her capacity as a trustee of and on behalf of Cominar Real Estate Investment Trust/Fonds de placement immobilier Cominar

per: *(signed) Michel Dallaire*
Name: Michel Dallaire
Title: Trustee, President and Chief Executive Officer

ROBERT A. NIHON, THOMAS J. LEATHONG, PHILIP O'BRIEN, GÉRARD A. LIMOGES and RICHARD GUAY, each in his capacity as a trustee on behalf of Alexis Nihon Real Estate Investment Trust/Fonds de placement immobilier Alexis Nihon

per *(signed) Gérard A. Limoges*
Name: Gérard A. Limoges
Title: Trustee



2005
Annual Information Form

Cominar Real Estate Investment Trust
Year ended December 31, 2005

March 30, 2006

TABLE OF CONTENTS

GLOSSARY

The following terms used in this Annual Information Form have the meanings set out below:

"Adjusted Unitholders' Equity" means, at any time, the aggregate of the amount of unitholders' equity and the amount of accumulated depreciation recorded in the books and records of the REIT in respect of its Properties calculated in accordance with generally accepted accounting principles.

"Cominar" means Cominar Real Estate Investment Trust and the corporation wholly-owned by the REIT.

"Contract of Trust" means the contract of trust made as of March 31, 1998, governed by the laws of the Province of Québec, pursuant to which the REIT was established, as amended, supplemented or restated on May 8, 1998, May 13, 2003 and May 11, 2004.

"Dallaire Family" means Jules Dallaire, his wife, their children and the spouses of the said children.

"Dallaire Group" means, collectively, "Corporation Financière Alpha (CFA) inc.", previously known as "Immeubles Cominar inc.", "Société en Commandite Alpha-Québec", previously known as "Société en Commandite Cominar" and "AM Total Investments, General Partnership", previously known as "Société en nom collectif Cominar", which are controlled by members of the Dallaire Family, or any one or more of them, as the context requires.

"Debenture" means a Series A 6.30% convertible unsecured subordinated debenture of the REIT.

"Debentureholder" means a holder of Debentures.

"Distributable Income" means the amount of cash available to be distributed by the REIT, calculated in the manner set forth under the heading "Computation of Distributable Income for Distribution Purposes".

"Distribution Reinvestment Plan" means the distribution reinvestment plan of the REIT described under "Distribution Reinvestment Plan".

"Greater Quebec City Area" means the City of Québec and the City of Lévis.

"Gross Book Value" means, at any time, the book value of the assets of the REIT, as shown on its then most recent balance sheet, plus the amount of accumulated depreciation shown thereon.

"Immovable Hypothec" means a secured interest in an Immovable Property under the laws of the Province of Québec.

"Immovable Property" means Immovable Property under the laws of the Province of Québec or real property under other applicable law.

"Income Tax Act" the *Income Tax Act* (Canada), as amended from time to time.

"Indenture" the Trust indenture entered into as of September 17, 2004, between Cominar and Natcan Trust, as trustee, pursuant to which the Debentures were issued, as amended, supplemented or restated on December 21, 2005.

"Independent Trustee" means a Trustee: (i) who is not a member of the Dallaire Family, an Associate, director, officer or employee of a corporation or partnership comprising the Dallaire Group or an affiliate thereof; (ii) who is not related (as defined in the Toronto Stock Exchange Guidelines on Corporate Governance) to the Dallaire Group; (iii) who is not a person who is a "related person" (within the meaning of the Income Tax Act) in relation to the Dallaire Group or to any member of the Dallaire Family; (iv) who has no material business relationships with the REIT (other than his election or appointment as Trustee or, subject to the provisions of the Contract of Trust, his being a Unitholder), the Dallaire Group and any member of the Dallaire Family; and (v) who represents to the REIT, upon his election or appointment as Trustee, that he meets the foregoing criteria. A Trustee of the Dallaire Group shall be deemed not to be an Independent Trustee.

"Liens" has the meaning ascribed thereto in the *Canada Business Corporations Act*, as amended from time to time.

"Management" means the management of the REIT.

"Non-Competition Agreement" means the non-competition agreement dated May 21, 1998 among the Dallaire Group and Messrs. Jules Dallaire, Michel Dallaire and Alain Dallaire.

"Net Operating Income" means the operating income before interest on borrowings, depreciation of income properties and amortization of deferred expenses and other assets, REIT's administrative expenses and other revenues.

"Portfolio" means a 100 % ownership interest in each of the Properties.

"Properties" means, unless the context requires otherwise, collectively, as at December 31, 2005, the 128 office, retail, industrial and mixed-use properties owned by the REIT, and ***"Property"*** means any one of them.

"REIT" means Cominar Real Estate Investment Trust and the corporation wholly-owned by Cominar.

"Trustees" means the trustees of the REIT and ***"Trustee"*** means any one of them.

"Unit" means a unit of interest in the REIT issued from time to time in accordance with the Contract of Trust and includes, without limitation and, where the context so requires, units of the REIT issued pursuant to the Unit Option Plan or the Distribution Reinvestment Plan, and includes a fraction of a unit of the REIT.

"Unitholder" means a holder of Units of the REIT.

"Unit Option Plan" means the unit option plan of the REIT described under "Management of the REIT — Unit Option Plan".

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains statements about expected future events and financial and operating results of Cominar that are forward-looking. By their nature, forward-looking statements require the REIT to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as number of factors may cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Factors that may cause actual results to differ materially include but are not limited to economic conditions, the financial position of tenants, the REIT's ability to refinance its debts upon maturity and to lease vacant space, as well as changes in interest rates and other risk factors discussed herein and listed from time to time in Cominar' reports, comprehensive public disclosure documents, and in other documents filed with securities commissions in Canada and filed on SEDAR at www.sedar.com. For further information, see the "Risk Factors" section. The REIT has neither the intention nor the obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

EXPLANATORY NOTES

Unless otherwise noted, in this Annual Information Form, measures of leasable area refer to net leasable area and measurements in square feet refer to approximate measurements.

1. DATE OF ANNUAL INFORMATION FORM

This Annual Information Form (the "**AIF**") is dated as of March 30, 2006. Unless otherwise noted, the information contained in this AIF is stated as at December 31, 2005.

2. CORPORATE STRUCTURE

Cominar Real Estate Investment Trust is an unincorporated closed-end investment trust created by the Contract of Trust under, and governed by, the laws of the Province of Québec. The REIT was established on March 31, 1998 and began its activities on May 21, 1998, at the time of the completion of its initial public offering. Amendments to the Contract of Trust were made at various times to give the REIT greater flexibility in operating its portfolio, and in particular, to invest in raw lands, provided that the aggregate value of the investments of the REIT in raw land will not exceed 2% of the Adjusted Unitholders' Equity, and also invest in immovable hypothecs or mortgages which are not first-ranking.

The head office of the REIT is located at 455 du Marais, Quebec (Quebec) G1M 3A2, phone number (418) 681-8151. Its website can be found at www.cominar.com.

Unless otherwise noted or the context otherwise indicates, references to the "REIT" or to "Cominar" in this AIF are to Cominar Real Estate Investment Trust. Reference to "SAC" is to Les Services Administratifs Cominar inc., a wholly-owned subsidiary of the REIT. The SAC was incorporated under the CBCA on March 17, 1998.

3. GENERAL DEVELOPMENT OF THE BUSINESS

3.1 OVERVIEW OF THE REIT

The REIT is one of the largest commercial property owners in the Province of Quebec. As at December 31, 2005, the REIT owned a diversified portfolio of 128 office, retail, industrial and mixed-use properties, of which 88 are located in the Greater Quebec City area and 40 are located in the Greater Montreal area.

The portfolio comprises approximately 2.2 million square feet of office space, 2.4 million square feet of retail space and 4.9 million square feet of industrial and mixed-use space, representing, in the aggregate, approximately 9.5 million square feet of leasable area. As at December 31, 2005, the REIT's portfolio was approximately 95.3% leased. The REIT's properties are mostly situated in prime locations along major traffic arteries and benefit from high-visibility and easy access by both tenants and tenants' customers.

The REIT's asset and property management is fully internalized and the REIT is a fully integrated, self-managed real estate investment operation. In this way, the REIT is not subject to any third party management contracts or property management fees, which the REIT believes reduce the potential for conflict between the interests of Management and the REIT. This fully internalized management structure ensures the interests of Management and employees will be aligned with those of Unitholders and will result in improved operating and financial performance for the REIT.

The REIT believes that a comprehensive and proactive management strategy intended to enhance the operating and financial performance of the REIT is the best way to achieve that objective.

For the fiscal year ended December 31, 2005, the REIT had operating revenues of $122.1 million and net operating income of $74.1 million compared to $110.9 million and $68.1 million, respectively, the previous year. The REIT's total assets at that date were $725.6 million and it employed approximately 115 full-time people.

3.2 RETROSPECTIVE

On May 21, 1998, the REIT acquired a portfolio composed of 51 properties in the greater Quebec City area. The portfolio consisted of 8 office properties, 13 retail properties and 30 industrial and mixed-use properties for a total leasable area of approximately 3.1 million square feet. Subsequently, between May 21, 1998 and December 31, 2005, the REIT's portfolio reached 128 properties representing 9.5 million square feet of leasable space, 3.4 million square feet of which is located in the Montreal area.

3.3 ACQUISITIONS, CONSTRUCTIONS AND EXPANSIONS IN THE YEAR ENDED DECEMBER 31, 2005

In the fiscal year ended December 31, 2005, the REIT acquired and completed the construction of properties representing a leasable area of approximately 402,000 square feet. This includes the acquisition of three properties totalling 79,455 square feet and the construction and expansion of six properties for a total of 322,000 square feet. These properties represent an investment of $28.2 million.

1. In February 2005, Cominar completed the construction of a 46,740 square foot indsutrial and mixed-use property located at 4500 Louis-B. Mayer in Laval, Québec, at an estimated cost of $3.3 million.

2. In February 2005, Cominar completed the construction of a 35,000 square foot industrial and mixed-use building located at 2600 Saint-Jean-Baptiste in Québec, Québec, at an estimated cost of $2.1 million.

3. On March 7, 2005, the REIT completed the acquisition of a 28,906 square foot retail property located at 1050, boul. René-Lévesque in Drummondville, Québec, for a total consideration of approximately $2.0 million, payable as to $1.0 million in cash and $1.0 million by the assumption of a hypothec charging the property.

4. On April 1, 2005, the REIT completed the acquisition of a 14,800 square foot industrial and mixed-use property located at 940, rue Bergar, in Laval, Québec, for a total consideration of $617,350, payable as to $217,350 in cash and $400,000 by the assumption of a hypothec charging the property.

5. In April 2005, Cominar undertook the construction of a 105,000 square foot industrial and mixed-use property located at 2800 Saint-Jean-Baptiste in Québec, Québec, at an estimated cost of $6.5 million.

6. In June 2005, the REIT began the construction of a 106,500 square foot industrial and mixed-use property located at 2900 boul. Joseph-A.-Bombardier, Laval, Québec, at a cost of approximately $6.2 million.

7. In June 2005, Cominar completed the expansion of an industrial and mixed-use buidling located at 1455 32e Avenue in Lachine, Québec. This 32,500 square foot expansion represented an $800,000 investment.

8. In July 2005, Cominar completed the 123,400 square foot expansion of Promenades Beauport in Québec, Québec, at a cost of $7.8 million.

9. On July 19, 2005, the REIT completed the acquisition of a 35,749 square foot industrial and mixed-use property located at 275, avenue Saint-Sacrement, Québec City, Québec, for a total consideration of approximately $1.2 million.

10. In July 2005, Cominar started construction of a 117,000 square foot industrial and mixed-use building located at 4451 Autoroute Laval Ouest in Laval, Québec, at an approximate cost of $7.1 million.

11. In September 2005, Cominar also completed the 76,000 square foot expansion of Carrefour Charlesbourg in Québec, Québec, at an estimated cost of $9.8 million.

12. In October 2005, the REIT completed the construction of an 8,500 square foot retail building located at 50, Président-Kennedy, in Lévis, Québec at a cost of approximately $630,000.

13. In December 2005, the REIT began the construction of phase 3 of Carrefour Henri IV, a 45,000 square foot industrial and mixed-use property located at 3000 Avenue Saint-Jean-Baptiste, Québec City, Québec, at a cost of approximately $2.2 million.

14. In the course of 2005, the REIT sold a 45,671 square foot industrial and mixed-use property located at 9055, rue Impasse-de-l'Invention in Montréal, Québec for a total consideration of approximately $2.7 million, generating a gain of $248,000.

4. DESCRIPTION OF THE BUSINESS

4.1 GENERAL

The following objectives have been approved by the Trustees and may be amended or replaced by the Trustees from time to time. In setting the objectives of the REIT, the Trustees are subject to the investment guidelines and operating policies set out in the Contract of Trust. See "Investment Guidelines and Operating Policies".

The objectives of the REIT are to provide Unitholders with growing tax-deferred cash distributions payable monthly and to increase and maximize unit value through proactive management, including the acquisition of income properties and the development and expansion of various properties in its portfolio, with the participation of a reliable and experienced team.

The REIT manages its assets with an emphasis on growing net rental revenues and occupancy levels within the Portfolio and, where economically viable, exploiting expansion or redevelopment opportunities that offer the REIT an accretive, risk-adjusted rate of return. Growth in cash flow from existing Properties comprising the Portfolio is anticipated to be achieved through: (i) increases in lease rates built into existing leases for the Properties, (ii) improvements in occupancy rates and proactive leasing efforts and (iii) reductions in operating costs.

The REIT seeks to acquire income-producing immovable properties when the projected net yield on acquisition would result in a yield on the outstanding Units greater than the current yield to Unitholders. The REIT intends to concentrate its acquisition activities in the Greater Quebec City Area where it can exploit its competitive advantages, in the Greater Montreal Area and other markets within the Province of Québec where the REIT can pursue other acquisitions that are complementary to the REIT's portfolio and management expertise. Management believes it will be able to maintain an investment strategy of acquiring properties to provide additional cash flow and enhance long-term portfolio value.

The continued growth of the REIT achieved through redevelopment and expansion of the Portfolio and future acquisitions enables the REIT to further realize economies of scale in the management of its Properties.

The REIT adopted the Dallaire Group's conservative approach to its borrowing policies and in general seeks to maintain a combination of short-term, medium-term and long-term debt maturities which are appropriate for the overall debt level of its portfolio, taking into account availability of financing, market conditions and the financial terms of the leases from which the REIT derives its cash flow. The REIT expects to issue Units only where such issuances are not considered by the Trustees to be materially dilutive to ensuing annual distributions to existing Unitholders.

Management believes that achieving these objectives will result in an increasingly diverse and stable income stream intended to reduce both risk and volatility in respect of the returns realized by Unitholders.

4.2 MANAGEMENT AND GROWTH STRATEGY OF THE REIT

The REIT believes that commercial real estate is a dynamic investment that requires active and experienced management in order to maximize total returns and minimize risk for Unitholders. The REIT believes that this objective can best be achieved through a comprehensive and proactive management strategy intended to enhance the operating and financial performance of the REIT. Specifically, the REIT focuses on:

- growing net rental revenues and occupancy levels of its Portfolio and, where economically viable, exploiting expansion or redevelopment opportunities for long-term value appreciation; and
- seeking accretive acquisitions, expansion and redevelopment opportunities for long-term value appreciation, firstly within the Greater Quebec City Area, in the Greater Montreal Area and other markets within the Province of Québec, where the REIT can capitalize on its development expertise and strong institutional, business and tenant relationships.

In 2005, the REIT continued to apply a conservative acquisition strategy and to develop quality properties in strategically located sites sought by customers in the Montreal and Quebec City regions.

As stated in the past, in order to meet its profitability criteria in a context of steadily rising properties prices, the REIT has focused on accelerating the development of those of its properties offering a potential increase in return, and the construction of new properties on vacant lots under its ownership.

Based on its long experience in the real estate sector and its in-depth market intelligence, the REIT is committed to remaining conservative in developing its property portfolio in order to secure its profitability in the medium and long term. Every project is therefore appraised in accordance with specific criteria, the most important being the property's current and future profitability.

The key criterion in analyzing a prospective property acquisition remains the ratio between its purchase price, the debt involved and its profitability. The purchase price must be supported by the property's actual value, so as to associate a reasonable debt level with the transaction and to ensure satisfactory profitability through the various phases of an economic cycle.

Furthermore, to reduce the risk associated with a particular sector, the REIT continues to ensure that its portfolio is well balanced among its three sectors – office, retail and industrial and mixed-use properties.

Geographical diversification also plays a key role in the REIT's growth strategy. As at December 31, 2005, properties in the Montreal region accounted for some 35% of its portfolio's leasable area.

In conclusion, the REIT's primary strategies are focused on continuing to make acquisitions and carry out developments, that match its criteria of quality and profitability over the short and long term, maintaining a fairly well-balanced segmented diversification among office, retail and industrial and mixed-use properties, continuing to maintain geographical diversification between the Montreal and Quebec City regions, and finally, maintaining a conservative financing structure.

4.2.1 THE MARKET

The REIT has a dominant presence in the Greater Quebec City Area by virtue of the size of the Portfolio, the concentration and diversity of the Properties and the attractiveness of their locations, all of which increase the likelyhood that the REIT will discuss leasing opportunities with most prospective commercial tenants within such market. The ongoing strategy of the REIT is to maintain its dominant position as well as to capitalize on other real estate investment opportunities.

As at December 31, 2005, the REIT owned 88 income properties in the Greater Quebec City Area, totaling 6.1 million square feet. Since 1999, when Cominar acquired the first property in the Greater Montreal Area, this region has been developed with the quality of service and management that has proven successful in terms of client satisfaction in Quebec City. It is for this reason that, as soon as the REIT penetrated the Montreal market, it opened a regional office and set up a team committed to meeting clients' needs. As at December 31, 2005, the REIT's portfolio included 40 Montreal-area properties covering 3.4 million square feet.

The current economic conditions in the province of Quebec favor the real estate market. The price of buildings has increased significantly and the demand for leasable spaces remains high particularly in the sectors of industrial and mixed-use buildings and offices located on the outskirts of the downtown areas.

The REIT believes there is still significant growth potential for cash flows and value appreciation from other properties located in its market. However, in a bullish market, a real estate manager must be prudent when purchasing properties in order to ensure that an acquisition will remain profitable even in a more difficult economy.

4.2.2 ALIGNMENT OF MANAGEMENT' AND THE REIT'S INTERESTS

The REIT is a fully integrated, self-administered, self-managed real estate operation and is not subject to any third party management contracts and management fees. This structure reduces the potential for conflict between the interests of Management and the REIT. The REIT believes that by adopting a fully internalized management structure, the interests of Management and employees are aligned with those of Unitholders and improved operating and financial performance for the REIT will result. The REIT benefits from the experience and expertise of its executives and employees. See "Management of the REIT". The REIT also believes that interests of Management are further aligned with those of Unitholders through the granting of options under the Unit Option Plan. The Unit Option Plan provides an incentive for key management personnel to increase the REIT's cash flow and Unit value. Participation in this Plan is limited to Trustees (subject to applicable law), officers and employees of the REIT.

4.2.3 COMPETITIVE STRENGHTS

The REIT intends to capitalize on the following strengths and competitive advantages of the Portfolio and Management:

- privileged relationships with its existing tenant base, which allow Management to identify and fulfill tenants' needs for expansion or contraction of space;
- ability to identify and close acquisition opportunities;
- strategic alliances with suppliers and innovative cost control measures which reduce or limit the increase in operating costs, such that gross rents continue to be competitive;

- strong relationships with financial institutions, which facilitate access to financing on favourable commercial terms and which may provide for acquisition and joint venture investment opportunities;

- efficient management information systems, including comprehensive and proprietary tenant information for each Property in the Portfolio competing within the Greater Quebec City Area real estate market; and

- development and redevelopment expertise and capability of Management and employees, providing the REIT with the ability to undertake expansion and redevelopment opportunities in compliance with the Investment Guidelines and Operating Policies of the REIT.

4.2.4 BALANCED PORTFOLIO

The REIT seeks to maintain a balanced portfolio based on asset type and property characteristics consistent with its existing portfolio, but also in line with evolving market conditions. Management believes this strategy provides the REIT with a diversified tenant base, reduces cash flow volatility and increases potential capital appreciation.

In 2005, the office sector made the greatest contribution to net operating income with 35.7%, compared with 34.8% in 2004, while the contribution from the retail sector went from 32.5% in 2004 to 30.8% in 2005. For its part, the industrial and mixed-use sector remained quite stable, with a contribution of approximately 33.5% of Net Operating Income.

Information by Sector

Sectors	Rental Revenues 2005 (000$)	Rental Revenues 2004 (000$)	Net Operating Income 2005 (000$)	Net Operating Income 2004 (000$)
Office	44,176	38,457	26,422	23,668
Retail	38,954	37,701	22,800	22,164
Industrial and Mixed-Use	38,974	34,743	24,860	22,274
Total	**122,104**	**110,901**	**74,082**	**68,106**

4.2.5 DEBT MANAGEMENT

The REIT seeks to maintain a combination of short-term, medium-term and long-term debt maturities which are appropriate for the overall debt level of the Portfolio, taking into account availability of financing and market conditions and the financial terms of the leases from which the REIT derives its cash flow. The REIT normally manages its debt maturities by seeking predominantly fixed-rate medium-term debt and by maintaining a conservative level of debt relative to Gross Book Value. The REIT has obtained from a financial institution the financing required to make Immovable Property acquisitions, to undertake the expansion, redevelopment and improvement of its Properties and to cover certain operating expenses of the REIT and of its Properties from time to time, subject to the Investment Guidelines and Operating Policies of the REIT. See "Investment Guidelines and Operating Policies".

4.3 INVESTMENT GUIDELINES AND OPERATING POLICIES

4.3.1 INVESTMENT GUIDELINES

The Contract of Trust provides for certain guidelines on investments, which may be made by the REIT.

The Assets of the REIT may be invested only in accordance with the following guidelines:

i) the REIT must focus its acquisition activities on existing income-producing properties, including office, retail, industrial and mixed-use properties, that are substantially leased;

ii) notwithstanding anything in the Contract of Trust to the contrary, the REIT may not make any investment or take any action or omit to take any action that would result in Units not being units of a "mutual fund trust" and of a "unit trust" within the meaning of the Income Tax Act, that would result in Units being disqualified for investment by registered retirement savings plans, registered retirement income funds or deferred profit sharing plans, that would result in the REIT being liable under the Income Tax Act to pay a tax imposed as a result of holdings by the REIT of foreign property as defined in the Income Tax Act, that would result in Units being foreign property for the purposes of the Income Tax Act or that would result in the REIT paying a tax under the registered investment provisions of the Income Tax Act for exceeding certain investment limits;

iii) the REIT may invest in a joint venture arrangement only if:

a) the arrangement is one pursuant to which the REIT holds an interest in Immovable Property jointly or in common with others ("***joint venturers***") either directly or through the ownership of an interest in a corporation or other entity (a "***joint venture entity***") as co-owners and not as partners and such Immovable Property is capital property of the REIT and, if owned through the ownership of an interest in a joint venture entity, the said Immovable Property is capital property of the joint venture entity;

b) the REIT's interest in the joint venture arrangement is not subject to any restriction on transfer other than a right of first refusal, if any, in favour of the joint venturers;

c) the REIT has a right of first refusal to buy the interests of the other joint venturers;

d) the joint venture arrangement provides an appropriate buy-sell mechanism to enable a joint venturer to purchase the other joint venturers' interests or to sell its interest;

e) the joint venture arrangement provides that the liability of the REIT to third parties is joint and not solidary (the common law equivalent being "several and not joint and several"), provided however, that, subject to any remedies that each joint venturer may have against the other joint venturers, a joint venturer shall be hypothecarily liable to the full extent of the property and that, further, may be required to give up its interest in any particular property owned by the joint venture entity as a result of another joint venturer's failure to honour its proportionate share of the obligations relating to such property; and

f) the joint venture arrangement permits, but does not require, the REIT or its designee to participate fully in the management thereof;

iv) except for temporary investments held in cash, deposits with a Canadian chartered bank or trust company registered under the laws of a province of Canada, short-term government debt securities, some or all of the receivables under an instalment receipt agreement or in money market instruments of, or guaranteed by, a Schedule 1 Canadian bank maturing prior to one year from the date of issue, the REIT may not hold securities other than securities of a joint venture entity or an entity or corporation wholly owned by the REIT formed and operated solely for the purpose of holding a particular Immovable Property or Immovable Properties or some or all of the receivables under an instalment receipt agreement or for any purpose relating to the activities of the REIT, and provided further that, notwithstanding anything contained in the Contract of Trust to the contrary, the REIT may acquire securities of other real estate investment trusts;

v) except as otherwise prohibited in the Contract of Trust, the REIT may invest in interests (including ownership and leasehold interests) in income-producing Immovable Property in Canada and the United States that is capital property of the REIT;

vi) the REIT may not invest in rights to or interests in mineral or other natural resources, including oil or gas, except as incidental to an investment in Immovable Property that is capital property of the REIT;

vii) the REIT may not invest in operating businesses or other specialty Immovable Property or acquire interests in general partnerships or limited partnerships;

viii) the REIT may, with the prior approval of the Trustees, invest in raw-land to be held as capital property for development and ownership for other development projects, in any such case, for the purpose of (i) renovating or expanding existing facilities that are capital property of the Trust or (ii) developing new facilities which will be income producing and constitute capital property of the Trust, provided that the aggregate value of the investments of the Trust in raw-land will not exceed 2% of the Adjusted Unitholders' Equity;

ix) the REIT may invest in Immovable Hypothecs, mortgages and hypothecary or mortgage bonds (including, with the consent of a majority of the Trustees, a participating or convertible Immovable Hypothec or mortgage) where:

a) the Immovable Property which is security therefor is income-producing Immovable Property which otherwise meets the general investment guidelines of the REIT adopted by the Trustees from time to time in accordance with the Contract of Trust and the restrictions set out therein;

b) the amount of the hypothecary or mortgage loan is not in excess of 75% of the market value of the property securing the Immovable Hypothec or mortgage and the Immovable Hypothec or mortgage has at least 1.2 debt service coverage;

c) the Immovable Hypothec or mortgage is a first-ranking Immovable Hypothec or mortgage or of subsequent rank registered on title to the Immovable Property which is security therefor;

d) the aggregate value of the investments of the REIT in these Immovable Hypothecs and mortgages, after giving effect to the proposed investment, will not exceed 20% of the Adjusted Unitholders' Equity;

x) the REIT may invest in Immovable Hypothecs or mortgages if the sole intention is to use the acquisition of the Immovable Hypothecs and mortgages as a method of acquiring control of an income-producing Immovable Property which would otherwise meet the investment guidelines of the REIT and provided the aggregate value of the investments of the REIT in such Immovable Hypothecs and mortgages after giving effect to the proposed investment, will not exceed 20% of the Adjusted Unitholders' Equity;

xi) at no time will indebtedness aggregating more than 12.5% of Gross Book Value (other than trade payables, accrued expenses and distributions payable) be at floating interest rates or have maturities of less than one year, not including debt with an original maturity of one year or more falling due in the next 12 months; and

xii) subject to paragraph (ii), the REIT may invest an amount (which, in the case of an amount invested to acquire Immovable Property, is the purchase price less the amount of any indebtedness assumed or incurred by the REIT and secured by an Immovable Hypothec or mortgage on such property) up to 15% of the Adjusted Unitholders' Equity of the REIT in investments or transactions which do not comply with paragraphs (iv), (v), (ix) and (x) under the heading "Investment Guidelines and Operating Policies — Investment Guidelines" or paragraph (iii) under the heading "Investment Guidelines and Operating Policies — Operating Policies".

For the purpose of the foregoing guidelines, the assets, liabilities and transactions of a corporation or other entity wholly or partially owned by the REIT shall be deemed to be those of the REIT on a proportionate consolidation basis. In addition, any references in the foregoing to investment in Immovable Property shall be deemed to include an investment in a joint venture arrangement. Except as specifically set forth above to the contrary, all of the foregoing prohibitions, limitations or requirements for investment shall be determined as at the date of investment by the REIT. Nothing in the guidelines shall prohibit the REIT from holding or assigning some or all of the receivables due pursuant to any instalment receipt agreement.

4.3.2 OPERATING POLICIES

The Contract of Trust provides that the operations and affairs of the REIT shall be conducted in accordance with the following policies:

i) the REIT shall not purchase, sell, market or trade in currency or interest rate futures contracts otherwise than for hedging purposes where, for the purposes hereof, the term "hedging" shall have the meaning ascribed thereto by National Policy No. 39 adopted by the Canadian Securities Administrators, as in effect immediately prior to the rescission thereof effective February 1, 2000;

ii) any written instrument creating an obligation which is or includes the granting by the REIT of an Immovable Hypothec or mortgage, and (b) to the extent the Trustees determine to be practicable and consistent with their duty to act in the best interests of the Unitholders, any written instrument which is, in the judgment of the Trustees, a material obligation shall contain a provision or be subject to an acknowledgment to the effect that the obligation being created is not personally binding upon, and that resort shall not be had to, nor shall recourse or satisfaction be sought from, the private property of any of the Trustees, Unitholders, Annuitants under a plan of which a Unitholder acts as a trustee or carrier, or officers, employees or agents of the REIT, but that only Property of the REIT or a specific portion thereof shall be bound; the REIT, however, is not required, but shall use all reasonable efforts, to comply with this requirement in respect of obligations assumed by the REIT upon the acquisition of Immovable Property;

iii) the REIT shall not lease or sublease to any person any Immovable Property, premises or space where that person and its associates would, after the contemplated lease or sublease, be leasing or subleasing Immovable Property, premises or space having a fair market value net of encumbrances in excess of 20% of the Adjusted Unitholders' Equity of the REIT;

iv) the limitations contained in paragraph (iii) shall not apply to the renewal of a lease or sublease and shall not apply where the lessee or sublessee is, or where the lease or sublease is guaranteed by:

a) the Government of Canada, the Government of the United States, any province of Canada, any state of the United States or any municipality in Canada or the United States, or any agency thereof;

b) any corporation of which the bonds, debentures or other evidences of indebtedness which it issues or guarantees are authorized as an investment for insurance companies pursuant to subsection 86(1)(k) of the *Canadian and British Insurance Companies Act* in effect on December 31, 1991; or

c) a Canadian chartered bank registered under the laws of a province of Canada;

v) title to each Immovable Property shall be drawn up in the name of the Trustees or, to the extent permitted by applicable law, the REIT or a corporation or other entity wholly-owned by the REIT or jointly owned by the REIT with joint venturers;

vi) the REIT shall not incur or assume any indebtedness under an Immovable Hypothec or mortgage unless, at the date of the proposed assumption or incurring of the indebtedness, the aggregate of (a) the amount of all indebtedness secured on such Immovable Property or group of immovable properties and (b) the amount of additional indebtedness proposed to be assumed or incurred does not exceed 75% of the market value of such Immovable Property or group of immovable properties (other than the renewal, extension or modification of any existing Immovable Hypothec or mortgage, including, without limitation, the Assumed Hypothecs, on substantially similar terms or on terms more favourable to the REIT, in each such case, as determined by a majority of the Trustees);

vii) the REIT shall not incur or assume any indebtedness if, after giving effect to the incurring or assumption of the indebtedness, the total indebtedness of the REIT would be more than 60% of the Gross Book Value;

viii) the REIT shall not directly or indirectly guarantee any indebtedness or liabilities of any kind of a third party except indebtedness assumed or incurred under an Immovable Hypothec or mortgage by a corporation or other entity wholly-owned by the REIT or jointly owned by the REIT with joint venturers and operated solely for the purpose of holding a particular property or properties where such Immovable Hypothec or mortgage, if granted by the REIT directly, would not cause the REIT to otherwise contravene the restrictions set out under the heading "Investment Guidelines and Operating Policies", and where such Immovable Hypothec or mortgage is granted by a joint venture entity, subject to a joint venturer being required to give up its interest in a property owned by the joint venture entity as a result of another joint venturer's failure to honour its proportionate share of the obligations relating to such property, the liability of the REIT is limited strictly to the proportion of the hypothecary or mortgage loan equal to the REIT's proportionate ownership interest in the joint venture entity;

ix) the REIT shall obtain an independent appraisal of each property that it intends to acquire;

x) the REIT shall obtain and maintain at all times insurance coverage in respect of potential liabilities of the REIT and the accidental loss of value of the assets of the REIT from risks, in amounts, with such insurers and on such terms as the Trustees consider appropriate, taking into account all relevant factors including the practices of owners of comparable properties; and

xi) the REIT shall have conducted a Phase I environmental audit of each Immovable Property to be acquired by it and, if the Phase I environmental audit report recommends that a Phase II environmental audit be conducted, the REIT shall have a Phase II environmental audit conducted, in each case by an independent and experienced environmental consultant; such audit, which constitutes a condition to any acquisition, shall be satisfactory to the Trustees. All new leases granted by the REIT shall contain appropriate covenants from the lessee respecting environmental matters as determined by the Trustees from time to time.

For the purposes of the foregoing policies, the assets, liabilities and transactions of a corporation or other entity wholly or partially owned by the REIT shall be deemed to be those of the REIT on a proportionate consolidation basis. In addition, any references in the foregoing to investment in Immovable Property shall be deemed to include an investment in a joint venture. All of the foregoing prohibitions, limitations or requirements pursuant to the foregoing policies shall be determined as at the date of investment or other action by the REIT.

4.3.3 AMENDMENTS TO INVESTMENT GUIDELINES AND OPERATING POLICIES

Pursuant to the Contract of Trust, all of the investment guidelines set out under the heading "Investment Guidelines and Operating Policies — Investment Guidelines" and the operating policies contained in paragraphs (v), (vi), (vii), (viii), (ix), (x) and (xi) under the heading "Investment Guidelines and Operating Policies — Operating Policies" may be amended only if such amendment is approved by two-thirds of the votes cast by Unitholders of the REIT at a meeting of Unitholders called for such purpose. The remaining operating policies may be amended if such amendment is approved by the Trustees and by a majority of the votes cast by Unitholders at a meeting called for such purpose.

4.4 PROPERTIES

As at December 31, 2005, the Portfolio of the REIT included 128 office, retail, industrial and mixed-use properties located in the Greater Quebec City Area and in the Greater Montreal area. The Portfolio consists of 2.2 million square feet of office space, 2.4 million square feet of retail space and 4.9 million square feet of industrial and mixed-use space representing, in the aggregate, approximately 9.5 million square feet of leasable area. The Properties comprising the Portfolio are prime locations along major thoroughfares and benefit from high visibility and easy access by both tenants and tenants' customers. There are no land leases on any of the Properties comprising the Portfolio. The Properties are generally well-maintained and in good operating condition.

4.4.1 OVERVIEW OF PORTFOLIO

The following tables summarize the Properties of the REIT as at December 31, 2005 by asset class, the lease expiries and renewals as well as the new leases as at December 31, 2005 and the lease maturities from 2006 to 2010:

Allocation by Property Type [1]

Property Type	Number of Properties	Area (square feet)	%	% Leased
Office Properties	14	2,212,143	23.2	95.0
Retail Properties	28	2,338,749	24.6	93.6
Industrial and Mixed-Use Properties	86	4,973,240	52.2	96.2
Total Portfolio	**128**	**9,524,132**	**100.0**	**95.3**

Notes:
1) Includes the properties being developed which are not included in the calculation of the occupancy rate and the weighted average net rent (See "Summary of the Properties").

Expiries, Renewals and New Leases for 2005

	Office	Retail	Industrial and Mixed-Use	TOTAL
Expired Leases				
Number of leases	93	93	116	302
Area (square feet)	427,959	192,592	483,854	1,104,405
Average net rent/square foot	$7.16	$9.47	$4.87	$6.56
Renewed Leases				
Number of leases	67	61	87	215
Area (square feet)	313,087	132,510	387,198	832,795
Average net rent/square foot	$8.55	$9.27	$5.41	$7.20
New Leases				
Number of leases	30	60	59	149
Area (square feet)	92,890	128,869	367,326	589,085
Average net rent/square foot	$9.83	$10.56	$6.84	$8.12

Lease Maturities [1]

	Office [2]	Retail [3]	Industrial and Mixed-Use	TOTAL
Nombre of Tenants				
2006	81	105	101	287
2007	60	99	101	260
2008	63	90	93	246
2009	19	63	62	144
2010	44	95	64	203
Area (per square feet)				
2006	200,838	200,514	570,551	971,903
2007	213,957	259,917	909,139	1,383,013
2008	224,477	235,411	637,721	1,097,609
2009	46,619	184,856	467,997	699,472
2010	191,270	219,753	405,645	816,668
Weighted Average Net Rent (per square feet)				
2006	$7.93	$10.01	$5.27	$6.80
2007	$9.03	$ 9.88	$5.50	$6.87
2008	$8.94	$ 8.71	$5.14	$6.68
2009	$9.60	$11.52	$6.20	$7.83
2010	$9.50	$11.39	$6.00	$8.27

Notes:
1) Information given for the twelve months ending December 31st of each calendar year.
2) Includes maturities for leases of office space at Place de la Cité.
3) Includes maturities for leases of retail space at Place de la Cité.

4.4.2 SUMMARY OF THE PROPERTIES

The following table summarizes certain aspects of each of the Properties[1]:

Properties	Year built/ renovated	Leasable Area (square feet)	% Leased	Selected Tenants [2]
OFFICE PROPERTIES				
Place de la Cité, 2600 boul. Laurier Québec	1964/1970/ 1982/1988/ 1993/ 2003/2004	668,044	95.4	Financière Banque Nationale, Valeurs Mobilières Desjardins, AXA Assurances, Régie des rentes du Québec, La Great West Compagnie d'Assurance-Vie, Société canadienne d'hypothèques et de logement, Garantie compagnie d'assurance, Gestion M.D., La Financière Manuvie, Aon, Microsoft Canada, Motorola Canada, SEPAQ, PricewaterhouseCoopers, Autorité des marchés financiers, Fujitsu Conseil, Lombard Canada
150 boul. René-Lévesque Est Québec	1973/1999	235,106	99.5	Société Immobilière du Québec, Cantel, Vidéotron, Télécom 9, Fujitsu Conseil, a Canadian chartered bank, Ernst & Young, Telus Communications (Québec)
3175 chemin des Quatre-Bourgeois Québec	1990	100,511	86.2	Travaux Publics Canada, Re/Max, Société Immobilière du Québec
979 de Bourgogne Québec	1976/1988/ 1996	65,334	93.8	Travaux Publics Canada, Financement agricole Canada, Office des personnes handicapées du Québec, Lumbermen's Underwritting Alliance, Association Paritaire pour la Santé et la Sécurité du Travail-secteur minier
2014 Jean-Talon Nord Québec	1979/1997	60,953	82.6	Association canadienne des automobilistes (Québec), Innovmetric Logiciels
455 du Marais Vanier	1977/1997	60,875	97.8	L'Industrielle- Alliance, Compagnie d'Assurance sur la vie, Cominar, Cygnal Technologies, Corporation des services d'ambulances du Québec, Moore North America, Telus Communications (Québec)
4605-25-35 1re Avenue Québec	1979/1993	40,644	81.6	L'Industrielle-Alliance, Compagnie d'assurance sur la vie, a Canadian chartered bank, Subway (restaurant)
2200 Jean-Talon Nord Québec	1965/1986/ 1996	30,485	100.0	Telus Communications (Québec), Société d'Assurance Automobile du Québec
5075 Wilfrid-Hamel Ouest Québec	1980/1994	28,215	100.0	Au Vieux Duluth (restaurant), Fédération Indépendante des Syndicats autonomes
5055 Wilfrid-Hamel Ouest Québec	1979/1996	27,498	87.0	Matériaux Blanchet, Laforge Barbeau, avocats, Société Immobilière du Québec
8500 Décarie Montréal	2001	175,060	100.0	Ericsson Canada
1265 Charest Ouest Québec	1975/2002	140,246	100.0	Esri Canada, Société Immobilière du Québec, Médias Transcontinental, Dorion, Noël et Hallissey, Pencorp, compagnie d'assurance sur la vie
255 Crémazie Est Montréal	1967/2002	251,370	86.3	Société Immobilière du Québec, Communauté urbaine de Montréal, Pétrie Raymond LLP, Consultants 3LM., Banque Laurentienne du Canada, Groupe Aecon, Ordre professionnel des travailleurs sociaux du Québec

Properties	Year built/ renovated	Leasable Area (square feet)	% Leased	Selected Tenants [2]
3400 Jean-Béraud Laval	2001	156,270	100.0	Travaux Publics Canada
300 Viger Est Montréal	1993	171,532	100.0	Quebecor Média
Sub-total (offices)		**2,212,143**	**95.0**	
COMMERCIAL BUILDINGS				
Place de la Cité 2600. Laurier Québec	1964/1970/ 1982/1998/ 1993	371,769	82.6	Caisse Populaire Desjardins, National Bank, Roots, New Look, Parfumerie Dans un Jardin, Uniprix (pharmacie), Restaurant Le Beaugarte, Club Entrain (health and recreational center), Association canadienne des automobilistes (Québec), Valeurs mobilières Desjardins, La Compagnie de Fiducie Household du Canada, Disnat Investments
Carrefour Charlesbourg 8500 Henri-Bourassa Québec	1976/1988/ 1995/1996/ 2004	311,641	91.4	Métro, Pharmacie Brunet, Sports Experts, Radio Shack, National Bank, L'Industrielle-Alliance compagnie d'assurance sur la vie, Énergie Cardio, Yellow, Dollarama, Rossy
Halles Fleur de Lys 245 Soumande Québec	1978/1984/ 1994	89,096	90.6	Marché Plus, Société des Alcools du Québec, Restaurant Pacini
325 du Marais Québec	1991	77,893	100.0	Toshiba, Restaurant Tomas Tam, Kit à Tout (furniture store), Re/Max, Travaux Publics Canada, Centre de courtage Assep
1400 Saint-Jean-Baptiste Québec	1979/1995	104,324	97.6	Meubles Zip International Ltée, Mega Fitness Gym, Société de l'assurance automobile du Québec, Banque Nationale du Canada, BPR Bechtel
2160 de la Rive-Sud Saint-Romuald	1971/1978/ 1996	72,843	100.0	Métro, Caisse populaire Desjardins, Vidéo Éclair
355 du Marais Québec	1990	37,375	100.0	Schneider Canada Inc., Maître Piscinier, Duro Vitres d'Auto, Trans Canada Crédit
550 du Marais Québec	1995	16,649	100.0	Écho Sports, Chaussures Néro Bianco
5 d'Orléans Québec	1978/1985	5,792	100.0	a Canadian chartered bank
329 Seigneuriale Québec	1992/1997	3,792	100.0	Lebeau Vitres d'Auto
239-245 Samson Laval	1991	40,772	100.0	Cantel, Jean-Coutu, Superclub Vidéotron
1367-1371 Sainte-Foy Québec	1950/1983	5,491	100.0	Immeubles Couche-Tard
2195 de la Rive-Sud Saint-Romuald	1977/1985	6,225	100.0	a Canadian chartered bank
1970 avenue Chauveau Québec	1970/1983	2,400	100.0	Provi-Soir

Properties	Year built/ renovated	Leasable Area (square feet)	% Leased	Selected Tenants [2]
1479-1481-1483-1485 Saint-Bruno Saint-Bruno-de-Montarville	1997	12,971	100.0	Pennington, Yellow
1465 Saint-Bruno Saint-Bruno-de-Montarville	1997	26,093	100.0	Office Depot
1475 Saint-Bruno Saint-Bruno-de-Montarville	1997	129,638	100.0	Wal-Mart
1495 Saint-Bruno Saint-Bruno-de-Montarville	1997	34,808	100.0	Cinéplex Odéon
Les Promenades Beauport 3333 du Carrefour Québec	1978/2002/ 2004	500,559	94.0	Dooly's, Super C, Jean-Coutu, Dollarama, Yellow, Banque Laurentienne du Canada, Parfumerie dans un Jardin, Énergie Cardio, Winners, Radio Shack, Cantel, Coq Rôti, Travaux publics
3319 du Carrefour Québec	2003	3,090	100.0	Tim Horton
1295 Charest Ouest Québec	1982	48,080	69.7	Boiteau Luminaire
Place Lévis 50 du Président-Kennedy Lévis	1970/1995	222,536	98.0	Provigo Distribution, Superclub Vidéotron, Cage aux Sports, Nautilus Plus, Valeurs Mobilières Desjardins, Piscines Trévi, Rossy, Simon Maranda, SNC Lavalin
1275 Charest Ouest Québec	1975/2002	63,249	100.0	Informatique SMI, Meubles Croteau, Société Immobilière du Québec
800 Claude-Jutras Longueuil	2003	30,352	100.0	Déco Découvertes
2101-2137 Curé-Labelle Laval	2003	64,684	100.0	Trans Canada Crédit, Sobeys, Familiprix
3345 du Carrefour Québec	2005	19,621	100.0	Caisse populaire Desjardins, Matelas Dauphin, Télé Dynamique, Sushi Zen
5600 de la Rive-Sud Lévis	2005	8,100	100.0	Société des Alcools du Québec
Sub-total (commercial buildings)		**2,309,843**	**93.6**	
INDUSTRIAL AND MIXED-USE PROPERTIES				
1990 Jean-Talon Nord Québec	1976/1977/ 1995/1996	89,594	88.1	Caractera, Refac (Westburne), RJR McDonald, ADT Service de sécurité, Ascenseurs Thyssen
320 de la Canardière Québec	1980/1993	12,819	96.1	Centre hospitalier Robert-Giffard
1515 Saint-Jean-Baptiste Québec	1979/1989	61,973	96.7	Barnabé Meubles (1983), Fixatech
2022 Lavoisier Québec	1978	58,880	96.9	Crobel, Otis Canada, RBA, La Société Radio-Canada, Essilor Canada, Tried

Properties	Year built/ renovated	Leasable Area (square feet)	% Leased	Selected Tenants [2]
100 Chabot Québec	1968/1986/ 2004	59,737	100.0	Regroupement des bingos Limoilou, Ville de Québec, Fabricant de poêles international
235 Fortin Québec	1996	26,006	100.0	Hostess Frito-Lay
2160 Jean-Talon Nord Québec	1965/1981/ 1994	44,229	47.1	Opération Enfant Soleil, SSI 2000
4975 Rideau Québec	1990	32,812	100.0	Black and Decker Canada, Omron Canada, Nanox
2020 Jean-Talon Nord Québec	1968	41,133	100.0	Quilles Univers
1075 des Basses-Terres Québec	1995	48,025	100.0	Entreprises Industrielles Westburne
280 Racine Québec	1984/1986	18,801	100.0	a Canadian chartered bank, Société canadienne des postes
2025 Lavoisier Québec	1978/1983/ 1990	37,124	100.0	Telav, General Motors du Canada, Entourage, Solutions Technologies
2100 Jean-Talon Nord Québec	1962/1975/ 1995	31,419	89.8	Bagel Tradition'l
2150 Jean-Talon Nord Québec	1970/1985/ 1994	22,432	100.0	Canon du Canada
2955 Kepler Québec	1978	14,960	100.0	Expertise Transport Québec
4175 Sainte-Anne Québec	1974/1977/ 1985/1988	39,245	100.0	Trudel et Piché Beauport
2180 Jean-Talon Nord Québec	1969/1984/ 1997/2003	20,100	100.0	Mobilier International, Ash Temple (Servident)
5125 Rideau Québec	1987/1997	11,575	100.0	Canpar Transport
454-456 Marconi Québec	1984	15,592	100.0	Axion Sonorisation Éclairage
5000 Rideau Québec	1995	2,475	100.0	Travaux publics Canada
1730-1790 Newton Québec	1987	62,925	100.0	Unisource, Ascenseurs Drolet Kone
1165 Lomer-Gouin Québec	1941/1978 1993	71,542	100.0	Produits Capitale, Asystel, Étiquettes Berco, MS2 Contrôle, Clef du Découpage
2006-2010 Lavoisier Québec	1976	68,235	100.0	United Auto Part
830 Godin Québec	1978/1994	49,112	100.0	Iron Mountain (Archivex), P.E. Fraser
955 Pierre-Bertrand Québec	1995	47,489	100.0	Restaurant La Casa Grecque, Palace Cabaret, Groupe PMT/Roy

Properties	Year built/ renovated	Leasable Area (square feet)	% Leased	Selected Tenants (2)
2345-2349 Dalton Québec	1973/1981	54,110	91.3	Polycritec, Palmar Automotive, Bétonel
2383-2393 Watt Sainte-Foy	1973/1981	67,092	100.0	Pâtisserie Dumas, Distribution Silpro, Andlauer Transportation, Radiateur Montréal
625 des Canetons Québec	1989	19,981	100.0	United Parcel Service du Canada
955 Saint-Jean-Baptiste Québec	1978/1991	33,034	100.0	Location Brossard, Distribution AG
5130 Rideau Québec	1988	24,402	100.0	Gojet, Toromont, Enertrak, Geyco
2755 Dalton Québec	1971/1989	23,853	100.0	Quincaillerie Richelieu, Inspec-Sol
310 Métivier Québec	1972/1991	19,239	100.0	Machinage Usitech, Centre Hydraulique GMB
989 Pierre-Bertrand Québec	1974/1994	38,786	72.7	Dolbec Transport (1993)
2015 Lavoisier Québec	1974	2,134	100.0	Modulaire Plus
650 Godin Québec	1967/1975 1977	188,859	98.0	Société Immobilière du Québec, LPA Médical
625 Godin Québec	1989/1990	60,415	100.0	Messagerie Dynamique une division de Communications Québécor, Scelco, Viking Chains
579 Godin Québec	1981/1999	12,337	100.0	Boc Gaz Canada
2700 Jean-Perrin Québec	1987/1998	128,184	93.6	Cor Active Hightech, Société Canadienne des Postes, Télémag 24, Graphiscan, Cantel, Fondation Mira, Imprimerie Litho-Chic
2181-2211 Léon-Harmel Québec	1974/2003	74,589	71.7	Groupe SPL, Beauvais et Verret, Produits Forestiers CJP, Boulangerie Rondeau, Groupe Show distribution
1540 Jean-Talon Nord Québec	2000	9,425	100.0	Marco Caravane
445 Saint-Jean-Baptiste Québec	1986/2003	91,713	99.5	Sani Métal, Gentec Electro-optique, Arrow Electronics Canada, Moteurs Électriques Laval, ABF Freight Systems Canada, Rosedale Transport
500 Saint-Jean-Baptiste Québec	1987	87,033	100.0	Fiso Technologies, EBQM, a Canadian chartered bank, Gecko Électronique
5275 Wilfrid-Hamel Québec	1981	29,989	100.0	Acousti-Plus, Midbec
1670 Semple Québec	1972/2000	89,154	96.2	Société Immobilière du Québec, Metler-Toledo, Société d'assurance automobile du Québec, Société Radio-Canada

276

Properties	Year built/ renovated	Leasable Area (square feet)	% Leased	Selected Tenants [2]
2500 Jean-Perrin Québec	1998	75,126	87.3	Telus Mobility, Datamark, Primerica, Proludik, Sico, Ricoh Canada, Amants de la nature
2600 Jean-Perrin Québec	2001	48,814	100.0	Société Immobilière du Québec, Maburco Québec plomberie, chauffage, KMG Distribution
470 Godin Québec	1980	22,532	100.0	Dolbec Transport
765 Godin Québec	1976/1989	15,350	100.0	Tyco International of Canada
8288 Pie-IX Montréal	1989	119,522	100.0	Belron Canada
1415 32e Avenue Lachine	1989/1993	71,503	100.0	C.A.C. Transport
1455 32e Avenue Lachine	2001	32,500	100.0	CGI International
1475 32e Avenue Lachine	1988	91,690	97.4	Pneutech, Silgan Plastics Canada
3300 J.B. Deschamps Lachine	1989	19,393	100.0	Paquette White
9101 des Sciences Anjou	1999/2000	72,402	100.0	Hibbert Wholesales (1998), Maison de Distribution Colac
275 Métivier Québec	2003	38,815	100.0	Prévention Tério, Amalcorp, Centre d'estimation de la capitale
9100 du Parcours Anjou	1998/2000	122,602	100.0	Ventrol Air Handling Systems
10550 Parkway Anjou	1964/1972	110,000,	100.0	Équipement de sécurité Arkon
2105 Dagenais Ouest Laval	1999/2003	274,700	100.0	Gusdorf Canada
1041 Pierre-Bertrand Québec	1963/2002	118,611	100.0	Sears Canada, Dolbec Transport Messagerie Beaupar
620-650 Giffard Longueuil	1980	53,018	99.6	Groupe Master, Multiservice – Lacoupel, Enertrak
667-687 Giffard Longueuil	1980	43,468	74.1	Construction Michel Gagnon., Aliments Krispy Kernels, Praxair Distribution
796-818 Guimond Longueuil	1988	81,050	91.8	Boiron Canada, Technologie Clemex, Polygo, Chassé
40 du Tremblay Boucherville	1991	100,805	100.0	Ikea Wholesale
1315 Gay-Lussac Boucherville	1991	43,693	100.0	Produits Paklab
1675 de Montarville Longueuil	1989/2003	142,264	100.0	Groupe Master

277

Properties	Year built/ renovated	Leasable Area (square feet)	% Leased	Selected Tenants (2)
894-930 Bergar Laval	1989	33,179	100.0	Boc Canada, Electrical Cable Supply, Aero Chem
901-937 Michelin Laval	1988	42,648	100.0	Megalab
1405-1453 Bergar Laval	1988	32,480	100.0	Imprimerie VDL, Tasfilm, Attaches Richard
3370-3418 Industriel Laval	1986	55,331	100.0	Surplec, Franklyn Supply, Rexel Canada Électrique (Westburne)
3401-3421 Industriel Laval	1986	53,422	100.0	Produits Hydrauliques R.G, A&M Pro, Équipements Tramac
5250 Armand-Frappier St-Hubert	1992	59,460	100.0	Hydro-Québec
3424-3428 Francis-Hugues Laval	2003	16,114	100.0	Trane Québec, Éclairage Vertex
1405-1455-1495 55e Avenue Dorval	2001	66,185	100.0	Intermove Canada, International Paint, division of Akzono, Total Logistics Partner (Ocean consolidators)
1775 Léon-Harmel Québec	2004	22,093	100.0	Westburne – Wolseley Canada
300 Métivier Québec	2004	28,708	100.0	Dolbec Transport
5055 Hugues-Randin Québec	1989	56,337	100.0	Société canadienne des Postes
330 Avro Montréal	1991/1998	101,222	100.0	Dynacast Canada
19701 Clark-Graham Baie d'Urfé	1987	162,000	100.0	Alcan Packaging Canada
4500-4536 Louis-B.-Mayer Laval	2004	46,740	100.0	PH Vitres d'Autos, Laboratoires de construction 2000, Fournitures Funéraires Victoriaville, Lamnex
2600 Saint-Jean-Baptiste Québec	2004	35,028	90.2	Telops, Studio Ross
Sub-total (Industrial and mixed-use)		**4,551,368**	**96.2**	
BUILT AND UNDER DEVELOPMENT				
275 St-Sacrement Québec	1949	35,749	N/A	N/A
2800 Saint-Jean-Baptiste Québec	2004	104,608	N/A	N/A
3000 Saint-Jean-Baptiste Québec	2005	45,000	N/A	N/A
940 Bergar Laval	1987	14,800	N/A	N/A

Properties	Year built/ renovated	Leasable Area (square feet)	% Leased	Selected Tenants [2]
4451-4479 Autoroute Laval Ouest Laval	2005	117,410	N/A	N/A
2900-2976 Joseph-A. Bombardier Laval	2005	104,305	N/A	N/A
Sub-total (built and under development)		**421,872**	**N/A**	
TOTAL PORTFOLIO		**9,524,132**	**95.3**	

Notes:
(1) These figures are as at December 31, 2005 and are calculated on a per square foot basis of occupied space (and in the case of retail space, calculated for commercial retail unit (CRU) space) as at such date.
(2) Sets forth certain generally recognized tenants.

The following is a summary of each of the Properties comprising the Portfolio of the REIT.

4.4.3 PLACE DE LA CITE
2600 boul. Laurier, Québec, Québec

Place de la Cité in Québec, Québec is a fully-integrated 1.04 million square foot multi-functional office and retail complex built between 1964 and 1988, comprising 668,044 square feet of Class "A" office space and 371,769 square feet of retail space, including a 46,718 square foot health and recreational centre (Club Entrain). The complex has parking for 2,368 cars, of which 2,230 are on three underground levels. In 1995, a major $20 million renovation program was completed to upgrade and integrate the two office buildings into the retail and services complex and ground floor shopping mall. In April 2004, Cominar completed the construction of a 17 storey office tower (the "Cominar Tower") having a leasable area of approximately 205,000 square feet. Place de la Cité enjoys a prime location on Laurier Boulevard, the most important thoroughfare of Sainte-Foy and into the Greater Quebec City Area, and is strategically situated between two major shopping centres comprising approximately 1.7 million square feet of retail space in the aggregate. Université Laval, which is attended by approximately 34,000 students, is in the immediate vicinity. In addition, the area is characterized by a heavy concentration of hotels, restaurants, office buildings, businesses and two major hospitals.

4.4.3.1 Office

Place de la Cité is one of the foremost business addresses for the financial and professional services industry in the Greater Quebec City Area. The following table sets forth the major office tenants for Place de la Cité:

Tenants	Leasable Area (square feet)
Régie des rentes du Québec	219,065
Valeurs Mobilières Desjardins	12,349
PWC Management Services LP	25,078
Autorité des marchés financiers	72,786
SEPAQ	32,768
AXA Assurances inc.	24,184
Aon Parizeau Inc.	29,373
La Great West, Compagnie d'Assurance-Vie	14,942
Financière Banque Nationale inc.	13,886
Malenfant Dallaire SENC	12,615
Produits Forestiers Portbec ltée	11,382
Trust Banque Nationale (le)	10,044

Société canadienne d'hypothèques et de logement	9,272
Banque Laurentienne du Canada	5,903
Autres locataires	174,397
Total	**668,044**

In addition to the tenants listed above, other prominent office tenants are Manuvie Financial, Laberge Lafleur AEMG, TD Waterhouse, Gestion M.D, Zurich Canada, Bureau des Passeports, Bureau de la sécurité des transports du Canada, Lombard Canada, Microsoft Canada and La Garantie cie d'assurance.

4.4.3.2 Retail

Place de la Cité is the central property in the highest concentration of retail shopping in the Greater Quebec City Area. Place de la Cité is situated immediately between and is effectively anchored by two major regional shopping centres:

- Place Laurier, a 1.1 million square foot super-regional shopping centre anchored by Sears, The Bay, Zellers and Toys 'R' US; and
- Place Ste-Foy, a 656,000 square foot regional mall anchored by Les Ailes de la Mode, Archambault, Simons, Metro and Holt Renfrew.

Place de la Cité is the direct connection between Place Ste-Foy and Place Laurier and benefits from a continuous flow of retail shoppers, as evidenced by pedestrian traffic of 200,000 people per week on average.

The following table sets forth the major retail tenants for Place de la Cité:

Tenants	Leasable Area (square feet)
Club Entrain	41,784
Marché Larbofruit	18,360
Caisse populaire Desjardins	13,863
Automobile & Touring Club du Québec	8,483
Banque Nationale du Canada	7,933
Banque Laurentienne du Canada	5,903
Disnat Courtier à escompte Inc	4,394
Other tenants (114 tenants)	271,049
Total	**371,769**

In addition to the tenants listed above, prominent retail tenants also include Restaurant Le Beaugarte, Roots, Dans un Jardin, New Look, Uniprix (pharmacy), Household Finance Corporation, TD Waterhouse and Lunetterie New Look.

The following is a summary of each of the other Properties comprising the Portfolio.

4.4.4 OFFICE PROPERTIES

Place de la Capitale
150 René-Lévesque Est, Québec, Québec

A 20-storey, 235,106 square foot office tower situated on 36,344 square feet of land. It was built in 1973 and renovated in 1998-1999. It is 99.5% leased and has 300 indoor parking spaces. Major tenants include Société Immobilière du Québec, Cantel, Videotron, Télécom 9, Ernst & Young, Telus Communications, Fujitsu Conseil and a Canadian chartered bank.

3175 Quatre-Bourgeois, Québec, Québec

A 100,511 square foot office building situated on 76,122 square feet of land. Built in 1990, it is 86.2% leased and has 270 indoor and outdoor parking spaces. Major tenants include Public Works Canada, Re/Max Fortin Delage and Société Immobilière du Québec.

979 de Bourgogne, Québec, Québec

A 65,334 square foot office building situated on 68,411 square feet of land. It was built in 1976, expanded in 1988 and renovated in 1996 at a total cost of $480,000. The building is 93.8% leased and has 134 outdoor parking spaces. Major tenants include Financement agricole Canada (farmers' credit union), Public Works Canada, Office des personnes handicapées du Québec (handicapped persons' protection office), Lumbermen's Underwritting Alliance, Association paritaire pour la Santé et la Sécurité du Travail, secteur minier.

2014 Jean-Talon Nord, Québec, Québec

A 60,953 square foot office building situated on 75,650 square feet of land. It was built in 1979 and renovated in 1997 at a total cost of $540,000. The building is 82.6% leased and includes 164 outdoor parking spaces. Major tenants include the Canadian Automobile Association (Québec) and Innovmétric Logiciels Inc.

455 du Marais, Québec, Québec

A 60,875 square foot office building situated on 110,437 square feet of land and Cominar's head office. It was built in 1977 and expanded in 1997. The building is 97.8% leased and includes 137 outdoor parking spaces. Major tenants include Industrial Alliance Life Insurance Company, Telus Communications (Québec) Inc., Cygnal Technologies, Corporation des services d'ambulance du Québec and Moore North America.

4605-25-35 1ère Avenue, Québec, Québec

A 40,644 square foot office building situated on 53,198 square feet of land. It was built in 1979 and renovated in 1993 at a total cost of $300,000. The building is 81.6% leased and has 170 parking spaces, 40 of which are indoors. Major tenants include Industrial Alliance Life Insurance Company, Subway and a Canadian chartered bank. The lease of the Canadian chartered bank provides for a right of first refusal in favour of the tenant with respect to any proposed sale of the Property pursuant to a third party offer to purchase which the REIT is prepared to accept, for the same price as the third party offer to purchase.

2200 Jean-Talon Nord, Québec, Québec

A 30,485 square foot office building situated on 94,055 square feet of land. The building is used for offices and warehousing. It was built in 1965, expanded in 1986 and renovated in 1996. The building is 100% leased and includes 77 outdoor parking spaces. The main tenants are Telus Communications (Québec) Inc. and Société d'Assurance Automobile du Québec.

5075 Wilfrid-Hamel Ouest, Québec, Québec

A 28,215 square foot office building situated on 54,297 square feet of land. It was built in 1980 and renovated in 1994. The building is 100% leased and has 141 outdoor parking spaces. Major tenants include Au Vieux Duluth (restaurant) and Fédération Indépendante des Syndicats autonomes.

5055 Wilfrid-Hamel Ouest, Québec, Québec

A 27,498 square foot office building situated on 87,250 square feet of land. It was built in 1979 and renovated in 1996 at a total cost of $300,000. The building is 87.0% leased and has 74 outdoor parking spaces. Major tenants include Matériaux Blanchet Inc., Société Immobilière du Québec and La Forge Barbeau, Attorneys.

8500 Décarie, Montreal, Quebec

A 175,060 square foot office building situated on 177,752 square feet of land (4.1 acres) located on a site adjacent to boulevard Décarie, one of the Montreal's principal North-South thoroughfares. Built in 2001, the building houses eight floors of office space. The property is 100% leased to Ericsson Canada and has 270 indoor and 430 outdoor parking spaces.

1265 Charest Ouest, Québec, Québec

A 140,246 square foot office building situated on 82,295 square feet of land. It was built in 1975 and renovated in 2002. The building houses 12 floors of office space. The property is 100% leased and has 278 outdoor parking spaces. Major tenants include The Société Immobilière du Québec, Dorion, Noël & Hallissey, Esri Canada, Médias Transcontinental and Pencorp, life insurance company.

255 Crémazie Est, Montreal, Québec

A 251,370 square foot office building situated on 49,766 square feet of land (1.1 acre) located on a site adjacent to Highway 40, Montreal's main east-west highway. Built in 1967 and renovated in 2002, the building houses 12 floors of office space and two floors of underground parking. The building is 86.3% leased and major tenants include The Société Immobilière du Québec, Communauté urbaine de Montréal, Pétrie Raymond LLP, Consultants 3M, Groupe Aecon, Ordre professionnel des travailleurs sociaux du Québec and Banque Laurentienne du Canada.

3400 Jean-Béraud, Montreal, Québec

A 156,270 square foot office tower located on 283,456 square feet of land. The building was built in 2001 and is 100% leased to Travaux Publics Canada. The building is located between boulevards Chomedey and Daniel-Johnson in Laval. It houses offices and has approximately 553 parking spaces.

300 Viger Est, Montreal, Québec

A seven floor office tower of 171,532 square feet located on 170,221 square feet of land. Built in 1992, it is 100% leased to Quebecor Media. The building is located at the corner of Viger street, near autoroute Ville-Marie in downtown Montreal. It has approximately 54 parking spaces.

4.4.5 RETAIL PROPERTIES

Carrefour Charlesbourg - 8500 Henri-Bourassa, Québec, Québec

A 311,641 square foot retail complex, including 61,252 square feet of ancillary office space, situated on 854,253 square feet of land. It was built in 1976, expanded in 1988 and 1996 and renovated in 1995 and 1996. A total of $3.5 million has been spent on expansions and renovations since 1995. An expansion of 76,000 square feet was completed in 2004 at a total cost of approximately $9.8 million. The Property is 91.4% leased and is located on the principal thoroughfare in the main commercial area of the City of Charlesbourg, a residential suburban community, in the Greater Quebec City Area. Major retail tenants include Métro (grocery store), Pharmacie Brunet (pharmacy), Sports Experts, Radio Shack, Dollarama, Rossy, a Canadian chartered bank, the Caisse populaire Desjardins (Desjardins credit union), Énergie Cardio and Yellow. Major office tenants include the Industrial Alliance Life Insurance Company.

Halles Fleurs de Lys — 245 Soumande, Québec, Québec

An 89,096 square foot public market, including 29,041 square feet of ancillary office space, situated on 249,722 square feet of land. It was built in 1978, expanded in 1984 and renovated in 1994 at a total cost of $345,000. The Property is 90.6% leased and has 525 outdoor parking spaces. It is situated in close proximity to the Place Fleur de Lys regional shopping centre in a mixed commercial and residential area. The Property is easily accessible from Boulevard Hamel and the Laurentian Boulevard, two major thoroughfares. Major tenants include Marché Plus (grocery store), Société des alcools du Québec (liquor store) and Restaurant Pacini.

325 du Marais, Québec, Québec

A 77,893 square foot retail complex, including 38,788 square feet of ancillary office space, situated on 117,213 square feet of land. It was built in 1991. The building is 100% leased and includes 141 outdoor parking spaces. Major tenants include Toshiba, Re/Max, Restaurant Tomas Tam, Public Works Canada, Kit à Tout and Centre de courtage Assep.

1400 St-Jean-Baptiste, Québec, Québec

A 104,324 square foot retail complex, including 36,120 square feet of ancillary office space, situated on 253,830 square feet of land. It was built in 1979 and renovated in 1995 at a total cost of $270,000. The building is 97.6% leased and includes 297 outdoor parking spaces. Major tenants include Meubles Zip International Ltée (furniture store), Mega Fitness Gym, National Bank, BPR Bechtel and the Société de l'Assurance Automobile du Québec.

2160 de la Rive-Sud, Saint-Romuald, Québec

A 72,843 square foot retail complex, situated on 142,806 square feet of land. It was built in 1971 and expanded in 1978 and 1996. The building is 100% leased and has 247 outdoor parking spaces. Major tenants include Métro (grocery store), Caisse populaire Desjardins (Desjardins credit union) and Vidéo Éclair.

355 du Marais, Québec, Québec

A 37,375 square foot retail building situated on 98,088 square feet of land. It was built in 1990. The building is 100% leased and has 119 outdoor parking spaces. Major tenants include Maître Piscinier, Schneider Canada Inc., Duro Vitres d'Auto and Trans Canada Crédit.

550 du Marais, Québec, Québec

A 16,649 square foot retail building situated on 58,885 square feet of land. It was built in 1995. The building is 100% leased and has 60 outdoor parking spaces. Major tenants include Écho Sports and Chaussures Néro Bianco.

329 Seigneuriale, Québec, Québec

A 3,792 square foot retail building situated on 21,315 square feet of land. It was built in 1992 and expanded in 1997 at a total cost of $60,000. The Property is 100% leased to Lebeau Vitres d'Auto and has 20 parking spaces. The tenant's lease provides for a right of first refusal in favour of the tenant with respect to any proposed sale of the Property pursuant to a third party offer to purchase which the REIT is prepared to accept, on the same terms and conditions and for the same price as the third party offer to purchase.

5 d'Orléans, Québec, Québec

A 5,792 square foot retail building situated on 15,577 square feet of land. It was built in 1978, expanded in 1985 and has 29 outdoor parking spaces. The Property is 100% leased to a Canadian chartered bank. The tenant's lease provides for a right of first refusal in favour of the tenant with respect to any proposed sale of the Property pursuant to a third party offer to purchase which the REIT is prepared to accept, for the same price as the third party offer to purchase.

239-245 Samson, Laval, Quebec

A 40,772 square foot retail building situated on 118,906 square feet of land. It was built in 1991. The building is 100% leased and has 260 outdoor parking spaces. Major tenants include Cantel, Groupe Jean Coutu and Superclub Vidéotron.

1367-1371 Sainte-Foy, Québec, Québec

A 5,491 square foot retail building situated on 3,714 square feet of land. It was built in 1950 and renovated in 1983. The building is 100% leased and includes six outdoor parking spaces. The significant tenant is Immeubles Couche-Tard (convenience store).

2195 de la Rive-Sud, Saint-Romuald, Québec

A 6,225 square foot retail building situated on 23,310 square feet of land. It was built in 1977 and expanded in 1985. The Property is 100% leased to a Canadian chartered bank and has 42 outdoor parking spaces. The tenant's lease provides for a right of first refusal in favour of the tenant with respect to any proposed sale of the Property pursuant to a third party offer to purchase which the REIT is prepared to accept, for the same price as the third party offer to purchase.

1970 Chauveau, Québec, Québec

A 2,400 square foot retail building situated on 45,246 square feet of land. It was built in 1970 and renovated in 1983. The building is 100% leased to Provi-Soir Inc. (convenience store) and has 28 parking spaces. The tenant's lease provides for a right of first refusal in favour of the tenant with respect to any proposed sale of the Property pursuant to a third party offer to purchase which the REIT is prepared to accept, on the same terms and conditions and for the same price as the third party offer to purchase. The tenant's lease also provides for an option to purchase the Property in favour of the tenant, subject to certain conditions, for a price to be agreed upon by the parties or, failing such agreement, for a price equal to the then appraised fair market value of the Property.

***1465-1495 Saint-Bruno, Saint-Bruno-de-Montarville, Quebec** (Includes five properties)*

A 233,862 square foot power centre comprised of five retail properties situated on 1,034,167 square feet of land (23.7 acres). The Property is located in a high traffic retail area adjacent to Highway 30. The buildings were built in 1997 and 2003. They are 100% leased and have 1,600 parking spaces. Major tenants are Wal-Mart Canada, The Business Depot, Corporation Cineplex Odéon, Groupe Yellow, Reitmans Canada and Déco Découverte.

1295 Charest Ouest, Québec, Québec

A 48,080 square foot retail property situated on 83,450 square feet of land (1.9 acres). Built in 1982, the building is 69.7% leased and has 78 parking spaces. Major tenant is Boiteau Luminaire.

Place Lévis - 50 Président-Kennedy, Lévis, Québec

A 222,536 square foot retail building situated on 596,568 square feet of land (13.7 acres). The property is located on Route du Président-Kennedy, one of the principal thoroughfares of Lévis, the largest municipality on the South shore of the greater Quebec City area. The building was built in 1970 and renovated in 1995, and has a large outside parking area containing more than 1,000 parking spaces. The building is 98.0% leased and the major tenants are Provigo Distribution, Nautilus Plus, Cage aux sports, Super Club Vidéotron, Rossy, Valeurs Mobilières Desjardins, Piscines Trévi, Simon Maranda and SNC Lavalin.

1275 Charest Ouest, Québec, Québec

A 63,249 square foot retail building situated on 79,656 square feet of land, makes with two buildings located on 1265 and 1295 boulevard Charest, Québec, a retail and office complex of more than 253,000 square feet. The building, built in 1975 and renovated in 2002, is 100% leased and has 101 outdoor parking spaces. Major tenants include Société Immobilière du Québec, Meubles Croteau and Informatique SMI.

Les Promenades Beauport - 3333 du Carrefour, Québec, Québec

A 500,559 square foot retail building (including 57,586 suqare feet of ancillary office space) situated on 1,498,365 square feet of land (34.4 acres). The property is located in a large retail area adjacent to Highway 40, Quebec City's main east-west thoroughfare. It was built in 1978, renovated in 1991 and 2002 and expanded of 189,054 square feet in 2002. The second 123,400 square foot expansion phase ended in 2005. The building is 94.0% leased and has 2,985 parking spaces. Major tenants include Zellers, Métro-Richelieu, Dooly's, Groupe Jean Coutu, Energie Cardio, Goupe Yellow, Winners, Banque Laurentienne du Canada, Parfumeries dans un Jardin, Radio Shack, Cantel, Coq Rôti and Public Works Canada.

3319 du Carrefour, Québec, Québec

A 3,090 square foot retail building situated on the land of Les Promenades Beauport shopping center. It was built in 2003. The building is 100 % leased to Tim Horton.

2101-2137 Curé-Labelle, Laval, Québec

A 64,684 square foot retail complex, situated on 269,995 square feet of land, built in 2003. The building is 100% leased and has 369 outdoor parking spaces. Major tenants include Sobey's, Familiprix inc. and Trans-Canada Credit.

3345 du Carrefour, Québec, Québec

A 19,621 square foot retail building built in 2005 on Promenades Beauport land. The Property is 100% leased and major tenants include Caisse populaire du Vieux-Moulin, Télé-Dynamique Québec and Matelas Dauphin.

5600 de la Rive-Sud, Lévis, Québec

An 8,100 square foot retail building built in 2005 on Place Lévis land. It is 100% leased to Société des Alcools du Québec.

1050 René-Lévesque, Drummondville, Québec

A 28,906 square foot retail building on 70,649 square feet on land. It was built in 1987 and expanded in 2001. It is located on one of the main thruways in Drummondville and is currently under development.

4.4.6 INDUSTRIAL AND MIXED-USE PROPERTIES

1990 Jean-Talon Nord, Québec, Québec

An 89,594 square foot mixed-use building situated on 184,177 square feet of land. It was built in 1976 and 1977 and renovated in 1995 and 1996 at a total cost of $390,000. The building is 88.1% leased and has 196 outdoor parking spaces. Major tenants include Refac (Westburne), Caractera, RJR McDonald, ADT Sécurité Service and Ascenseurs Thyssen.

320 de la Canardière, Québec, Québec

A 12,819 square foot mixed-use building situated on 13,638 square feet of land. It was built in 1980 and renovated in 1993. The building is 96.1% leased and includes 19 outdoor parking spaces. The biggest tenant is the Centre hospitalier Robert-Giffard.

1515 St-Jean-Baptiste, Québec, Québec

A 61,973 square foot industrial building situated on 284,078 square feet of land. The building is used for stores and showrooms. It was built in 1979 and renovated in 1989. The building is 96.7% leased and has 87 outdoor parking spaces. Major tenants include Barnabé Meubles (1983) inc. and Fixatech.

2022 Lavoisier, Québec, Québec

A 58,880 square foot industrial building situated on 161,596 square feet of land. The building is used for offices, showrooms and warehousing. It was built in 1978. The building is 96.9% leased and has 141 outdoor parking spaces. Major tenants include Crobel, Otis Canada, Radio-Canada, Essilor Canada, Tried and RBA.

100 Chabot, Québec, Québec

A 59,737 square foot industrial building situated on 109,684 square feet of land. It was built in 1968, expanded in 1986 and renovated in 2004. The building is 100% leased to Regroupement des bingos Limoilou, Ville de Québec, Fabricant de poêles international and has 94 outdoor parking spaces.

235 Fortin, Québec, Québec

A 26,006 square foot industrial building, situated on 150,000 square feet of land. It was built in 1996. The building is 100% leased to Hostess Frito-Lay and has 60 outdoor parking spaces.

2160 Jean-Talon Nord, Québec, Québec

A 44,229 square foot industrial building situated on 115,692 square feet of land. The building is used for offices, showrooms and warehousing. It was built in 1965, expanded in 1981 and renovated in 1994 at a total cost of $220,000. The building is 47.1% leased and has 71 outdoor parking spaces. Major tenants include Opération Enfants Soleil and SSI 2000.

4975 Rideau, Québec, Québec

A 32,812 square foot industrial building situated on 106,598 square feet of land. It was built in 1990 and is used for offices, showrooms and warehousing. The building is 100% leased and has 64 outdoor parking spaces. Major tenants include Black & Decker Canada, Omron Canada and Nanox.

2020 Jean-Talon Nord, Québec, Québec

A 41,133 square foot industrial building situated on 129,002 square feet of land. The building is used for a bowling alley. It was built in 1968. The Property is 100% leased to Quilles Univers and has 62 outdoor parking spaces.

1075 des Basses-Terres, Québec, Québec

A 48,025 square foot industrial building, situated on 186,194 square feet of land. It was built in 1995. The building is 100% leased to Entreprises Industrielles Westburne Ltée and has 110 outdoor parking spaces.

280 Racine, Québec, Québec

An 18,801 square foot mixed-use building situated on 36,512 square feet of land. It was built in 1984 and expanded in 1986. The building is 100% leased and has 60 outdoor parking spaces. Major tenants include Canada Post Corporation and a Canadian chartered bank. Canada Post Corporation's lease provides for a right of first refusal in its favour with respect to any proposed sale of the Property pursuant to a third party offer to purchase at certain times during the initial term or the renewal term of the lease on the same terms as such third party offer, subject to certain conditions.

2025 Lavoisier, Québec, Québec

A 37,124 square foot industrial building situated on 93,815 square feet of land. The building is used for offices, showrooms and warehousing. It was built in 1978 and 1983 and renovated in 1990. The building is 100% leased and includes 72 outdoor parking spaces. Major tenants include Telav, Entourage Solutions Technologiques and General Motors of Canada.

2100 Jean-Talon Nord, Québec, Québec

A 31,419 square foot industrial building situated on 88,948 square feet of land. The building is used for offices, showrooms and warehousing. It was built in 1962, expanded in 1975 and renovated in 1995 at a total cost of $240,000. The building is 89.8% leased and has 76 outdoor parking spaces. The major tenant is Bagel Tradition'l.

2150 Jean-Talon Nord, Québec, Québec

A 22,432 square foot industrial building situated on 58,002 square feet of land. The building is used for offices, showrooms and warehousing. It was built in 1970, expanded in 1985 and renovated in 1994. A total of $260,000 was spent on renovations. The Property is 100% leased. The major tenant is Canon of Canada and the property has 59 outdoor parking spaces.

2955 Kepler, Québec, Québec

A 14,960 square foot industrial building situated on 82,290 square feet of land. The building is used for offices and warehousing. It was built in 1978 and has 54 outdoor parking spaces. The Property is 100% leased to Expertise Transport Québec. The tenant's lease provides for a right in favour of the tenant to approve any purchaser of the Property, such consent not to be withheld without just cause.

4175 Ste-Anne, Québec, Québec

A 39,245 square foot industrial building situated on 96,342 square feet of land. The building is used for showrooms and warehousing. It was built in 1974 and expanded in 1977, 1985 and 1998. The building is 100% leased and includes 66 outdoor parking spaces. The major tenant is Trudel et Piché Beauport.

2180 Jean-Talon Nord, Québec, Québec

A 20,100 square foot industrial building situated on 50,382 square feet of land. It was built in 1969, expanded in 1984, renovated in 1997 and expanded in 2003. A total of $425,000 was spent on such renovations. The building is 100% leased and has 44 outdoor parking spaces. The tenants are Mobilier International Inc. (furniture store) and Ash Temple Ltd. (Servident).

5125 Rideau, Québec, Québec

An 11,575 square foot industrial building situated on 90,062 square feet of land. It was built in 1987, renovated in 1997 and includes 56 outdoor parking spaces. The Property is 100% leased to Canpar Transport.

454-456 Marconi, Québec, Québec

A 15,592 square foot industrial building situated on 65,183 square feet of land. The building is used for offices and warehousing. It was built in 1984. The Property is 100% leased and has 58 outdoor parking spaces. The major tenant is Axion Sonorisation Éclairage.

5000 Rideau, Québec, Québec

A 2,475 square foot industrial building situated on 46,395 square feet of land. It was built in 1995, has 36 outdoor parking spaces and is 100% leased to Public Works Canada. The tenant's lease provides for a right of first refusal in favour of the tenant in respect of any third party offer to purchase at certain times during the initial term or renewal term of the lease on the same terms as such third party offer, subject to certain conditions. The tenant's lease also provides for an option to purchase the Property in favour of the tenant for a price significantly higher than the purchase price to the REIT, exercisable at certain times during the term of the lease or renewal term of the lease, subject to certain conditions.

1730-90 Newton, Québec, Québec

A 62,925 square foot industrial building situated on 163,786 square feet of land. It was built in 1987 and is used for offices and warehousing. The building is 100% leased and has 65 outdoor parking spaces. Major tenants include Unisource and Ascenseurs Drolet Kone.

1165 Lomer-Gouin, Québec, Québec

A 71,542 square foot industrial building situated on 112,095 square feet of land. It was built in 1941 and renovated in 1978 and 1993. It is used for warehousing and workshops. The building is 100% leased and has 61 outdoor parking spaces. There is also municipal parking in close proximity. Major tenants include Produits Capitale, Asystel, Étiquettes Berco, MS2 Contrôle and Clef du Découpage.

2006-2010 Lavoisier, Québec, Québec

A 68,235 square foot industrial building situated on 225,961 square feet of land. It was built in 1976 and is used as a warehousing facility. The Property is 100% leased to United Auto Parts and has 87 outdoor parking spaces.

830 Godin, Québec, Québec

A 49,112 square foot industrial building situated on 123,570 square feet of land. It was built in 1978 and renovated in 1994 at a total cost of $180,000. It is used for warehousing and workshops. The building is 100% leased and has 61 outdoor parking spaces. Major tenants include Iron Mountain (archives) and P.E. Fraser.

2345-2349 Dalton, Québec, Québec

A 54,110 square foot industrial building situated on 102,664 square feet of land. It was built in 1973 and renovated in 1981 at a total cost of $190,000. It is used for warehousing and showrooms. The building is 91.3% leased and has 67 outdoor parking spaces. Major tenants include Polycritec, Palmar Automotive and Bétonel.

2383-2393 Watt, Québec, Québec

A 67,092 square foot industrial building situated on 200,015 square feet of land which is used for warehousing and showrooms. The front building was built in 1973 and the extension was built in 1981. The building is 100% leased and has 67 outdoor parking spaces. Major tenants include Pâtisserie Dumas, Distribution Silpro, Andlauer Transportation and Radiateur Montréal.

625 des Canetons, Québec, Québec

A 19,981 square foot industrial building situated on 178,624 square feet of land. It was built in 1989, has 64 outdoor parking spaces and is 100% leased to United Parcel Services Canada.

955 St-Jean-Baptiste, Québec, Québec

A 33,034 square foot industrial building situated on 197,925 square feet of land which is used for businesses, showrooms and warehousing. It was built in 1978 and renovated in 1991 and includes 65 outdoor parking spaces. The building is 100% leased. Major tenants include Distribution AG and Location Brossard.

5130 Rideau, Québec, Québec

A 24,402 square foot industrial building situated on 89,781 square feet of land. It was built in 1988 and has 47 outdoor parking spaces. The building is 100% leased. Major tenants include Gojet, Toromont, Enertrak and Geyco.

2755 Dalton, Québec, Québec

A 23,853 square foot industrial building situated on 69,648 square feet of land. It is used for offices and warehousing. It was built in 1971 and renovated in 1989 and has 67 outdoor parking spaces. The building is 100% leased. The major tenant is Quincaillerie Richelieu.

310 Métivier, Québec (Québec)

A 19,239 square foot industrial building situated on 50,000 square feet of land. It is used for warehousing and workshops. It was built in 1972 and renovated in 1991 and has 57 outdoor parking spaces. The building is 100% leased. Major tenants include Centre Hydraulique GMB and Machinage Usitech.

955 Pierre-Bertrand, Québec, Québec

A 47,489 square foot industrial building, situated on 227,341 square feet of land. It was built in 1995. The building is 100 % leased and has 225 outdoor and indoor parking spaces. Major tenants include the restaurant La Casa Grecque , The Palace Cabaret and Groupe PMT/Roy.

989 Pierre-Bertrand, Québec, Québec

A 38,786 square foot industrial building, situated on 68,524 square feet of land. It was built in 1974 and renovated in 1994. The building is 72.7% leased and has 180 outdoor parking spaces. The major tenant is Dolbec Transport (1993).

2015 Lavoisier, Québec, Québec

A 2,134 square foot industrial building situated on 15,539 square feet of land. It is used for offices and workshops. It was built in 1974, has 17 outdoor parking spaces and is 100% leased to Modulaire Plus.

650 Godin, Québec, Québec

A 188,859 square foot industrial building situated on 334,215 square feet of land. It was built in 1967, expanded in 1975 and 1977 and renovated at the end of the 1980's. The building is used for offices, workshops and warehousing. The building is 98.0% leased and the major tenants are Société Immobilière du Québec and L.P.A. Medical.

625 Godin, Québec, Québec

A 60,415 square foot industrial building situated on 131,200 square feet of land. This building was built in 1989 and 1990 and is used for warehousing and showrooms. It is 100% leased and has 103 outdoor parking spaces. Major tenants are Messageries Dynamiques, a division of Communications Québécor, Viking Chains and Scelco.

579 Godin, Québec, Québec

A 12,337 square foot industrial building situated on 44,000 square feet of land. It was built in 1981 and renovated in 1999. The building is 100% leased to BOC Gaz Canada and has 25 outdoor parking spaces.

2700 Jean-Perrin, Québec, Québec

A 128,184 square foot mixed-use building, including 28,511 square foot of office, situated on 327,528 square feet of land. It was built in 1987 and renovated in 1999. The building is 93.6% leased and has 325 outdoor parking spaces. Major tenants include Canada Post Corporation, Télémag 24, Graphiscan, Cantel, Fondation Mira, Cor Active Hightech and Imprimerie Litho-Chic.

2181-2211 Léon-Harmel, Québec, Québec

A 74,589 square foot mixed-use building situated on 174,315 square feet of land. It was built in 1974 and expanded in 2003. This building is 71.7% leased and has 70 outdoor parking spaces. Major tenants include Groupe SPL, Beauvais et Verret, Produits Forestiers CJP and Boulangerie Rondeau.

445 St-Jean-Baptiste, Québec, Québec

A 91,713 square foot industrial building, situated on 262,348 square feet of land. It was built in 1986 and expanded in 2003. The building is 99.5% leased and has 110 outdoor parking spaces. Major tenants include Sani Métal, Gentec Électro-optique, Arrow Electronics Canada, ABF Freight Systems Canada, Moteurs Électriques Laval and Rosedale Transport.

500 St-Jean-Baptiste, Québec, Québec

A 87,033 square foot industrial building, situated on 262,997 square feet of land. It was built in 1987 and is used for office and warehouse. The building is 100% leased and has 120 outdoor parking spaces. Major tenants include FISO Technologies (Exfo-Ingénierie Electro-Optique), National Bank of Canada, E.B.Q.M. and Gecko Électronique.

5275 Wilfrid-Hamel, Québec, Québec

A 29,989 square foot mixed-use building situated on 88,692 square feet of land. It was built in 1981. The building is 100% leased and has 78 outdoor parking spaces. Major tenants include Acousti-Plus and Midbec.

1670 Semple, Québec, Québec

A 89,154 square foot industrial and mixed-use building situated on 271,354 square feet of land (6.2 acres). The property is located in a major industrial park and is adjacent to a group of industrial and mixed-use properties owned by the REIT. It was built in 1972 and renovated in 2000. It is used for warehousing and offices. The warehouse has a 22 foot clear ceiling height. The building is 96.2% leased and has 225 parking spaces. Major tenants include the Société Immobilière du Québec, Metler-Toledo, Société de l'assurance automobile du Québec and the Canadian Broadcasting Corporation.

1540 Jean-Talon Nord, Québec, Québec

A 9,425 square foot industrial and mixed-use building situated on 100,003 square feet of land (2.3 acres). The property is located in the Greater Quebec City Area in a major industrial park and is adjacent to a group of industrial and mixed-use properties owned by the REIT. It was built in 2000 and is a build-to-suit for a single tenant for warehouse and office use. The warehouse has a 24 foot clear ceiling height. The building is 100% leased to Marco Caravane and has 110 parking spaces.

2500 Jean-Perrin, Québec, Québec

A 75,126 square foot industrial and mixed-use building situated on 155,666 square feet of land (3.6 acres). The property is located in a major industrial park adjacent to Highway 40, Québec City's main east-west artery. It was built in 1988 and is used for warehousing and offices. The warehouse has a 20 foot clear ceiling height. The building is 87.3% and has 160 parking spaces. Major tenants are Datamark, Primerica, Patterson, Proludik, Telus Mobility, Ricoh Canada and Amants de la Nature.

470 Godin, Québec, Québec

A 22,532 square foot industrial and mixed-use building situated on 49,967 square feet of land (1.1 acres). The property is located in an industrial park and is adjacent to a group of industrial and mixed-use properties owned by the REIT. It was built in 1980 and contains warehousing and office space. The warehouse has a 24 foot clear ceiling height. The building is 100% leased to Dolbec Transport and has 28 parking spaces.

765 Godin, Québec, Québec

A 15,350 square foot industrial and mixed-use building situated on 54,914 square feet of land (1.3 acres). The property is located in an industrial park and is adjacent to a group of industrial and mixed-use properties owned by the REIT. It was built in 1976, expanded in 1989 and contains warehousing and office space. The warehouse has a 23 foot clear ceiling height. The building is 100% leased to Tyco International of Canada.

8288 Pie-IX, Montreal, Québec

A 119,522 square foot industrial building, situated on 250,302 square feet of land. It was built in 1989 and is used for offices and warehousing. The building is 100% leased to Belron Canada and has 133 outdoor parking spaces.

1415 32ᵉ Avenue, Lachine, Québec

A 71,503 square foot industrial building, situated on 119,388 square feet of land. It was built in 1989 and expanded in 1993. The building is 100% leased to CAC Division Transport and has 88 outdoor parking spaces.

1455 32ᵉ Avenue, Lachine, Québec

A 32,500 square foot industrial building, situated on 119,164 square feet of land. It was built in 1989 and is used for offices and warehousing. The building is 97.4% leased to CGI International and has 70 outdoor parking spaces.

1475 32ᵉ Avenue, Lachine, Québec

A 91,690 square foot industrial building, situated on 206,264 square feet of land. It was built in 1988 and is used for offices and warehousing. The building is 100% leased to Silgan Plastics Canada and Pneutech and has 96 outdoor parking spaces.

3300 J.B. Deschamps, Lachine, Québec

A 19,393 square foot industrial building, situated on 118,456 square feet of land. It was built in 1989 and has 46 outdoor parking spaces. The building is 100% leased to Paquette White.

9101 des Sciences, Anjou, Québec

A 72,402 square foot industrial and mixed-use building situated on 136,062 square foot of land and built in 2000. The building is 100% leased and has 63 outdoor parking spaces. Major tenants include Hibbert Wholesales (1988), Viandes Décarie and Maison de distribution Colac.

9100 du Parcours, Anjou, Québec

A 122,602 square foot industrial and mixed-use building situated on 351,633 square feet of land (8.1 acres). The property is located in a major industrial park and is in reasonable proximity to Highway 40, Montreal's main east-west highway. It was built in 1998 and expanded in 2000, and is used for warehousing and offices. The warehouse has a 23 foot clear ceiling height. The building is 100% leased to Ventrol Air Handling Systems and has 180 parking spaces.

2600 Jean-Perrin, Québec, Québec

A 48,814 square foot industrial and mixed-use building situated on 197,375 square feet of land (4.5 acres). The property is located in a major industrial park adjacent to Highway 40, Quebec City's main east-west highway. Located between two properties already owned by the REIT, the property is in a geographically favourable location. The building contains warehousing and office space. The warehouse has a 22 foot clear ceiling height. The building is 100% leased and has 201 parking spaces. Major tenants are Société immobilière du Québec, Maburco Québec plomberie chauffage and KMG Distribution.

10550 Parkway, Anjou, Québec

A 110,000 square foot industrial and mixed-use building situated on 177,247 square feet of land (4.1 acres). The property is located in a major industrial park and in reasonnable proximity to highway 40. The building was build in 1964 and renovated in 1972, and contains warehouse and office space. The warehouse has an 18 foot ceiling height. The building is 100% leased to Équipement de sécurité Arkon and has 170 parking spaces.

2105 Dagenais, Laval, Québec

A 274,700 square foot industrial and mixed-use building situated on 585,550 square feet of land (13.4 acres). The property is located in a major industrial park in Laval and is within reasonable proximity to Autoroute 440 with easy access to Montreal International Airport-Dorval. The building was built in 1999 and expanded of 31,700 square feet in 2003. It contains warehouse space and office space. The warehouse has a 18 foot clear ceiling height. The building is 100% leased to Gusdorf Canada and has 253 parking spaces.

1041 Pierre-Bertrand, Québec, Québec

A 118,611 square foot industrial and mixed-use building situated on 267,264 square feet of land (6.1 acres) located in a major industrial area. This location is in close proximity to Highway 40. The building was built in 1963 and renovated and expanded in 2002 and is used for warehousing and offices. The warehouse has a 24 foot ceiling height. The building has 200 parking spaces and is 100% leased. Major tenants include Sears Canada, Messagerie Beaupar and Dolbec Transport.

275 Métivier, Québec, Quebec

A 38,815 square foot industrial building, situated on 110,000 square feet of land. It was built in 2003. The building is 100% leased and has 75 outdoor parking spaces. Major tenants include Prévention Tério, Amalcorp and Centre d'estimation de la Capitale

620-650 Giffard, Longueuil, Québec

A 53,108 square foot industrial building, situated on 191,254 square feet of land. It was built in 1980. The building is 99.6% leased and has 141 outdoor parking spaces. Major tenants include Groupe Master, Multiservice – Lacoupel and Enertrak.

667-687 Giffard, Longueuil, Québec

A 43,468 square foot industrial building, situated on 93,626 square feet of land. It was built in 1980. The building is 74.1% leased and has 41 outdoor parking spaces. Major tenants are Construction Michel Gagnon, Aliments Krispy Kernels and Praxair Distribution.

796-818 Guimond, Longueuil, Québec

A 81,050 square foot industrial building, situated on 234,457 square feet of land. It was built in 1988 and expanded in 2003. The building is 91.8% leased and has 65 outdoor parking spaces. Major tenants include Boiron Canada, Technologie Clemex, Polygo and Chassé.

40 du Tremblay, Boucherville, Québec

A 100,805 square foot industrial building, situated on 302,943 square feet of land. It was built in 1991. The building is 100% leased to Ikea Wholesale and has 170 outdoor parking spaces.

1315 Gay-Lussac, Boucherville, Québec

A 43,693 square foot industrial building, situated on 120,000 square feet of land. It was built in 1991. The building is 100% leased to Produits Packlab and has 48 outdoor parking spaces.

1675 de Montarville, Boucherville, Québec

A 142,264 square foot industrial building, situated on 300,100 square feet of land. It was built in 1989 and expanded in 2003. The building is 100% leased to Groupe Master and has 90 outdoor parking spaces.

894-930 Bergar, Laval, Québec

A 33,179 square foot industrial building, situated on 75,654 square feet of land. It was built in 1989. The building is 100% leased and has 75 outdoor parking spaces. Major tenants include Boc Canada, Electrical Cable Supply and Aero Chem.

901-937 Michelin, Laval, Québec

A 42,648 square foot industrial building, situated on 142,389 square feet of land. It was built in 1988. The building is 100% leased and has 65 outdoor parking spaces. Major tenant is Megalab.

1405-1453 Bergar, Laval, Québec

A 32,480 square foot industrial building, situated on 93,279 square feet of land. It was built in 1988. The building is 100% leased and has 58 outdoor parking spaces. Major tenants include Imprimerie VDL, Tasfilm and Attaches Richard.

3370-3418 Industriel, Laval, Québec

A 55,331 square foot industrial building, situated on 136,564 square feet of land. It was built in 1986. The building is 100% leased and has 86 outdoor parking spaces. Major tenants include Surplec, Franklin Supply, Rexel Canada Électrique (Westburne).

3401-3421 Industriel, Laval, Québec

A 53,422 square foot industrial building, situated on 139,807 square feet of land. It was built in 1986. The building is 100% leased and has 82 outdoor parking spaces. Major tenants include Produits Hydrauliques R.G., A&M Pro and Équipements Tramac.

5250 Armand Frappier, St-Hubert, Québec

A 59,460 square foot industrial building, situated on 325,014 square feet of land. It was built in 1992. The building is 100% leased to Hydro-Québec and has 242 outdoor parking spaces.

300 Métivier, Québec, Quebec

A 28,708 square foot industrial building situated on 128,963 square feet of land. It was built in 2004. The building is 100% leased to Dolbec Transport (1983) and has 33 outdoor parking spaces.

1775 Léon-Harmel, Québec, Québec

A 22,093 square foot industrial building situated on 63,773 square feet of land. It was built in 2004. The building is 100% leased to Westburne Wolseley and has 31 outdoor parking spaces.

3424-3428 Francis-Hugues, Laval, Québec

A 16,114 square foot industrial building situated on 45,499 square feet of land. It was built in 2003. The building is 100% leased to Trane Québec and Éclairage Vertex and has 33 outdoor parking spaces.

1405 55e Avenue, Dorval, Québec

A 66,185 square foot industrial building situated on 119,111 square feet of land. It was built in 2001. The building is 100% leased and has 60 outdoor parking spaces. Major tenants include Intermove Canada (1992), International Paint division of Akzono and Total Logistick Partner (Ocean consolidators).

5055 Hugues-Randin, Québec, Québec

A 56,337 square foot industrial and mixed-use building situated on 129,027 square feet of land. It was built in 1989 and is located in the Métrobec industrial park on the north side of the Capitale Highway. It contains warehouses and offices. The warehouse has a 25 foot ceiling height. The building is 100% leased to Canada Post Corporation and has 85 parking spaces.

330 Avro, Pointe-Claire, Québec

A 101,222 square foot industrial and mixed-use building situated on 225,646 square feet of land. It was built in 1991 and expanded in 1998. The building is located west of Boulevard des Sources and south of the Transcanadian Highway in Pointe-Claire. It contains warehouses and offices. It is 100% leased to Dynacast Canada and has approximately 215 parking spaces.

19701 Clark-Graham, Baie d'Urfé, Québec

A 162,000 square foot industrial and mixed-use building situated on 383,500 square feet of land. It was built in 1994 and expanded in 1999. The building is located next to the Transcanadian Highway in the Beaconsfield-Baie d'Urfé area. It contains warehouses and offices. It is 100% leased to Emballages Alcan Canada and has approximately 200 parking spaces.

4500-4536 Louis-B.-Mayer, Laval, Québec (Highway 440 Project)

A 46,740, square foot industrial and mixed-use building part of a three building project known as the "Highway 440 Project". The project is located next to the Highway 440 and is situated on 542,109 square feet of land. The Property is 100% leased and major tenants include PH Vitres d'Auto and Fournitures Funéraires Victoriaville.

4451-4479 Autoroute Laval Ouest, Laval, Québec (Highway 440 Project)

A 117,000 square foot industrial and mixed-use building also part of the Highway 440 Project. It is currently under development.

2900-2976 Joseph-A.-Bombardier, Laval, Québec (Highway 440 Project)

A 106,500 square foot industrial and mixed-use building completing the Highway 440 Project. It is currently under development.

2600 Saint-Jean-Baptiste, Québec, Québec (Henri IV Project)

A 35,000 square foot industrial and mixed-use building part of a three building project known as the " Henri IV Project ". It is located next to the Henri IV highway, one of the key through lanes in Québec City and is situated on 550,424 square feet of land. It is 100% leased and the main tenants include Telops and Studio Ross.

2800 Saint-Jean-Baptiste, Québec, Québec (Henri IV Project)

A 105,000 square foot industrial and mixed-use building also part of the Henri IV Project and currently under development.

3000 Saint-Jean-Baptiste, Québec, Québec (Henri IV Project)

A 45,000 square foot industrial and mixed-use building part of the Henri IV Project currently under development.

275 St-Sacrement, Québec, Québec

A 35,749 square foot industrial and mixed-use building situated on 193,017 square feet of land. Built in 1949, the building will be renovated and expanded by 30,000 square feet in 2006.

940 Bergar, Laval, Québec

A 14,800 square foot industrial and mixed-use building situated on 70,001 square feet of land. The Property was built in 1987 and is currently under development.

4.5 HYPOTHECS AND DEBENTURES

4.5.1 HYPOTHECS

The Portfolio of the REIT is conservatively leveraged, with predominantly fixed rate debt. The weighted average interest rate pursuant to the Hypothecs is approximately 6.27% per annum and the weighted average term to maturity of the Hypothecs is approximately 2.81 years.

The following table summarizes the Immovable Hypothecs on the REIT's properties:

Properties	Balance as at December 31, 2005	Interest Rate	Maturity Date
HYPOTHECS – FIXED RATE			
Place de la Cité — 2600 boul. Laurier, Québec	$88,176,774	6.15%	April 2008
OFFICE BUILDINGS			
3175 chemin des Quatre-Bourgeois, Québec	$5,173,330	6.46%	September 2006
455 rue du Marais, Québec	$2,582,667	6.46%	September 2006
4605-25-35 1re Avenue, Québec	$1,149,407	6.46%	September 2006
150 boul. René-Lévesque Est, Québec	$10,522,448	5.79%	November 2006
8500 boul. Décarie, Mont-Royal	$20,382,667	7.04%	May 2007
979 avenue de Bourgogne, Québec	$2,431,139	5,68%	January 2008
1265 boul. Charest Ouest, Québec	$6,058,500	6,00%	January 2008
3400 avenue Jean-Béraud, Laval	$10,593,590	7,46%	October 2012
Sub-total	**$58,893,748**		
COMMERCIAL BUILDINGS			
1400 avenue Saint-Jean-Baptiste, Québec	$2,962,471	6.46%	September 2006
2160 boul. de la Rive-Sud, Saint-Romuald	$1,591,179	6.46%	September 2006
1050 boul. René-Lévesque, Drummondville	$981,612	6.42%	December 2006
1479-81-83-85 boul. St-Bruno, St-Bruno-de-Montarville	$12,684,210	6.94%	January 2019
1285-1297 boul. Charest Ouest, Québec	$1,817,550	6.00%	January 2008
1275 boul. Charest Ouest, Québec	$2,221,450	6.00%	January 2008
2101-2137 boul. Curé-Labelle, Laval	$5,893,161	6.85%	December 2012
Sub-total	**$28,151,633**		
INDUSTRIAL AND MIXED-USE BUILDINGS			
2022 rue Lavoisier, Québec	$1,503,224	6.46%	September 2006
1730-90 avenue Newton, Québec	$1,353,301	6.46%	September 2006
2345-2349 avenue Dalton, Québec	$839,567	6.46%	September 2006
2385 avenue Watt, Québec	$1,353,301	6.46%	September 2006
625 avenue Godin, Québec	$1,481,235	6.46%	September 2006
8288 boul. Pie-IX, Montréal	$637,816	11.00%	September 2007
1475 32e Avenue, Lachine	$3,231,200	6.00%	January 2008
10550 boul. Parkway, Anjou	$2,188,639	9.13%	January 2012
2105 boul. Dagenais Ouest, Laval	$4,215,514	6.79%	May 2014
1075 des Basses-Terres, Québec	$1,615,600	6.00%	January 2008
235 rue Fortin, Québec	$1,009,750	6.00%	January 2008

Properties	Balance as at December 31, 2005	Interest Rate	Maturity Date
9101-9175 boul. des Sciences, Anjou	$2,004,887	7.19%	March 2006
1041 boul. Pierre-Bertrand, Québec	$2,755,291	5.68%	January 2008
1315 rue Gay Lussac, Boucherville	$1,134,531	5.68%	January 2008
40 chemin Tremblay, Boucherville	$2,593,215	5.68%	January 2008
2325 de la Province, Boucherville	$1,134,531	5.68%	January 2008
901-937 rue Michelin, Laval	$972,456	5.68%	January 2008
3370-3418 boul. Industriel, Laval	$1,620,759	5.68%	January 2008
3401-3421 boul. Industriel, Laval	$1,458,683	5.68%	January 2008
1405-1453 rue Bergar, Laval	$972,456	5.68%	January 2008
894-930 rue Bergar, Laval	$1,134,531	5.68%	January 2008
5250 rue Armand-Frappier, St-Hubert	$2,106,539	5.99%	November 2007
1405-1475 55e Avenue, Dorval	$2,369,823	6.84%	July 2007
1165 rue Lomer-Gouin, Québec	$1,413,650	6.00%	January 2008
280 rue Racine, Québec	$807,800	6.00%	January 2008
1675 boul. Montarville, Longueuil	$2,019,500	6.00%	January 2008
330 rue Avro, Pointe-Claire	$3,164,595	8.35%	March 2013
Sub-Total	**$47,092,394**		

Properties	Balance as at December 31, 2005	Interest Rate	Maturity Date
HYPOTHECS – FLOATING INTEREST RATE			
OFFICE BUILDING			
50 route du Président-Kennedy, Lévis	$7,080,000	5.50%	March 2007
5055 boul. Wilfrid-Hamel Ouest, Québec	$832,940	5.25%	May 2006
2014 rue Jean-Talon Nord, Québec	$1,606,355	5.25%	May 2006
Sub-total	**$9,519,295**		
INDUSTRIAL AND MIXED-USE PROPERTIES			
955 avenue Saint-Jean-Baptiste, Québec	$707,320	5.00%	July 2007
2100 rue Jean-Talon Nord, Québec	$586,348	5.00%	July 2007
2700 rue Jean-Perrin, Québec	$2,832,671	5.00%	July 2007
1540 rue Jean-Talon Nord, Québec	$586,348	5.00%	July 2007
450 avenue Saint-Jean-Baptiste, Québec	$973,289	5.00%	July 2007
1670 rue Semple, Québec	$1,644,289	5.00%	July 2007
2500 rue Jean-Perrin, Québec	$1,626,200	5.00%	July 2007
2600 rue Jean-Perrin, Québec	$1,190,926	5.00%	July 2007
9100 boul. du Parcours, Anjou	$3,984,874	5.00%	July 2007
2025 rue Lavoisier, Québec	$713,991	5.25%	May 2006
2020 rue Jean-Talon Nord, Québec	$594,943	5.25%	May 2006
2181-2211 rue Léon-Harmel, Québec	$832,940	5.25%	May 2006
445 avenue Saint-Jean-Baptiste, Québec	$1,427,882	5.25%	May 2006
500 avenue Saint-Jean-Baptiste, Québec	$1,189,885	5.25%	May 2006
1415 32e Avenue, Lachine	$2,022,825	5.25%	May 2006

Properties	Balance as at December 31, 2005	Interest Rate	Maturity Date
1455 32° Avenue, Lachine	$833,040	5.25%	May 2006
Sub-total	**21,747,771**		
TOTAL HYPOTHECS	**$253,581,615**		

The following table summarizes the capital reimbursements, including balances upon maturity, of the Hypothecs as at December 31, 2005:

Debt Maturities [(1) (2)]

	Office	Retail	Industrial and Mixed-use	Total
2006	$25,521,346	$7,445,132	$19,110,502	$52,076,979
2007	$29,433,038	$2,035,785	$19,385,531	$50,854,354
2008	$61,849,207	$33,340,831	$22,905,662	$118,095,701
2009	$642,979	$909,724	$829,415	$2,382,119
2010	$691,807	$973,779	$897,423	$2,563,009
After 2011	$7,589,568	$14,308,253	$5,711,633	$27,609,454
Weighted Average Interest Rate on Hypothecs	6.33 %	6.30%	6.15%	6.27%
Weighted Average Term to Maturity on Hypothecs	2.14 years	4.87 years	2.26 years	2.81 years

Notes:

(1) The Place de la Cité loan was allocated by Management, based on the value of Place de la Cité, as follows: 65% for the office properties and 35% for the retail properties.

(2) As at December 31, 2005, Cominar's indebtedness stood at 49.0% of gross book value.

4.5.2 DEBENTURES

During the course of the year ended December 31, 2004, Cominar issued an aggregate principal amount of $100 million of Convertible Debentures bearing interest at the annual rate of 6.30%. This issue enabled Cominar to protect more than a third of its debt against potential increases in interest rates for the next 10 years. As at December 31, 2005, outstanding Convertible Debentures amounted to $97.5 million.

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5. CAPITALIZATION

The following table shows the REIT's capitalization as at December 31, 2005.

Capitalization

	As at December 31, 2005 (000 $)
Hypothecs	253,581
Debentures	97,535
TOTAL LONG-TERM DEBT	351,116
Market Capitalization (1)	634,768
TOTAL CAPITALIZATION	985,884
LONG-TERM DEBT AS A % OF CAPITALIZATION	35,6%

Note:
(1) Based on 32,940,735 Units outstanding and a Unit price of $19.27

6. NON-COMPETITION AGREEMENT

6.1 GENERAL

The corporations and partnerships comprising the Dallaire Group and Messrs. Jules Dallaire, Michel Dallaire and Alain Dallaire entered into the Non-Competition Agreement with the REIT, which restricts certain real estate related activities by them and their spouses (collectively the "***Restricted Group***").

6.2 SCOPE OF RESTRICTIONS AND RIGHT OF FIRST REFUSAL

Except as provided in the Non-Competition Agreement, each member of the Restricted Group will be prohibited from investing in office, retail, industrial or mixed-use properties, unless the REIT has been offered such investment in accordance with the terms of the Non-Competition Agreement. The Non-Competition Agreement provides that each member of the Restricted Group, during the term of any lease of a tenant of any Property or within 60 days of the expiry thereof, may not solicit such tenant to move to a building in which the REIT does not have an interest. The foregoing restriction does not apply to a tenant which has ceased to be a tenant of any property of the REIT and which requires additional space which the REIT is unable to accommodate.

The restrictions in the Non-Competition Agreement only apply to properties situated in Canada.

The Non-Competition Agreement provides for a right of first refusal in favour of the REIT with respect to any proposed sale of any office, retail, industrial or mixed-use property owned by any member of the Restricted Group pursuant to a third party offer to purchase which such member is prepared to accept, for the same price and on the same terms and conditions as such third party offer to purchase.

6.3 TERM OF RESTRICTIONS

The restrictions in the Non-Competition Agreement apply to the Dallaire Group until the occurrence of the later of the following events: (i) one year after the Dallaire Family, directly or indirectly, ceases to own, in the aggregate, at least 10% of the Units then outstanding; and (ii) Mr. Jules Dallaire ceases to be bound by the Non-Competition Agreement and ceases to have an active role in the management of the Dallaire Group.

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Messrs. Jules Dallaire, Michel Dallaire and Alain Dallaire are bound by such restrictions until one year after the occurrence of the later of the following events: (i) he ceases to be a Trustee, officer or employee of the REIT; and (ii) if he has an interest in the Dallaire Group, whether as a shareholder, director or officer of a corporation comprising the Dallaire Group or as a partner of a partnership comprising the Dallaire Group, (a) he ceases to have such an interest or (b) the Dallaire Family, directly or indirectly, ceases to own at least 10% of the Units then outstanding. Upon any of Messrs. Jules Dallaire, Michel Dallaire or Alain Dallaire ceasing to be bound by such restrictions, his spouse will also cease to be so bound.

A breach of the Non-Competition Agreement by Mr. Jules Dallaire or his spouse (so long as he has an active role in the management of the REIT) shall entitle the compensation and governance committee of the REIT to terminate his employment with the REIT without entitlement to severance, in addition to all of its other recourses. A breach of the Non-Competition Agreement by Mr. Michel Dallaire or his spouse (so long as he has an active role in the management of the REIT) shall entitle the compensation and governance committee to terminate his employment with the REIT without entitlement to severance, in addition to all of its other recourses. A breach of the Non-Competition Agreement by Mr. Alain Dallaire or his spouse (so long as he has an active role in the management of the Dallaire Group) shall entitle the compensation and governance committee to terminate his employment with the REIT without entitlement to severance, in addition to all of its other recourses.

6.4 EXCLUSIONS FROM RESTRICTIONS

The restrictions in the Non-Competition Agreement do not apply to the Restricted Group with respect to any real estate other than office, retail, industrial or mixed-use properties or with respect to any investments in respect of which any member of the Restricted Group has no active management or which they do not control.

In addition, any member of the Restricted Group and his spouse shall have the right to invest in and develop any of the Excluded Property or any Immovable Property transmitted by way of donation, will, succession or bequest to him or her, provided that in either case, as soon as practicable (but in any event within 90 days) after the date on which such property is substantially non-residentially leased, the REIT is offered the opportunity to purchase their interest at fair market value, except however in the case of Immovable Property transmitted at arm's length by way of donation, will, succession or bequest which is gratuitous and stipulates inalienability.

However, no exclusion limits the restriction on soliciting tenants as described above.

7. RISK FACTORS

An investment in Units or Debentures and the activities of the REIT involve certain risks. Investors should carefully consider, in light of their own financial circumstances, the factors set out below as well as other information contained or incorporated by reference in this AIF.

7.1 MARKET PRICE

A publicly traded real estate investment trust will not necessarily trade at values determined solely by reference to the underlying value of its real estate assets. Accordingly, the Units may trade at a premium or a discount to values implied by the initial appraisal of the value of its properties or the value of such properties from time to time.

Whether or not the Debentures will trade at lower prices depends on many factors, including liquidity of the Debentures, prevailing interest rates and the markets for similar securities, the market price of the Units, general economic conditions and the REIT's financial condition, historic financial performance and future prospects.

Although the REIT intends to make distributions of its available cash to Unitholders, these cash distributions are not assured. The actual amount distributed will depend on numerous factors including, but not limited to, the REIT's financial performance, debt covenants and obligations, working capital requirements and future capital requirements. The market price of the Units may deteriorate if the REIT is unable to meet its cash distribution targets in the future.

The after-tax return from an investment in Units to Unitholders subject to Canadian income tax will depend, in part, on the composition for tax purposes of distributions paid by the REIT (portions of which may be fully or partially taxable or may constitute non-taxable returns of capital). The composition for tax purposes of those distributions may change over time, thus affecting the after-tax return to Unitholders.

One of the factors that may influence the market price of the Units is the annual yield on the Units. Accordingly, an increase in market interest rates may lead purchasers of Units to demand a higher annual yield which could adversely affect the market price of the Units. Unlike fixed-income securities, there is no obligation of the REIT to distribute to Unitholders any fixed amount and reductions in, or suspensions of, distributions may occur that would reduce yield based on the market price of the Units. In addition, the market price for the Units may be affected by changes in general market conditions, fluctuations in the markets for equity securities, changes in the economic environment and numerous other factors beyond the control of the REIT.

7.2 OWNERSHIP OF IMMOVABLE PROPERTY

All immovable property investments are subject to elements of risk. Such investments are affected by general economic conditions, local real estate markets, demand for leased premises, competition from other available premises, municipal valuations and assessments and various other factors. In the case of the REIT, such risk is heightened by the concentration of properties in two geographical areas.

The value of immovable property and any improvements thereto may also depend on the credit and financial stability of the tenants and the economic environment in which they operate. The REIT's income and Distributable Income would be adversely affected if one or more major tenants or a significant number of tenants were to become unable to meet their obligations under their leases or if a significant amount of available space in the properties in which the REIT will have an interest is not able to be leased on economically favourable lease terms. In the event of default by a tenant, delays or limitations in enforcing rights as a lessor may be experienced and substantial costs in protecting the REIT's investment may be incurred. The ability to rent unleased space in the properties in which the REIT will have an interest will be affected by many factors, including but not limited to the level of economic activity generally and the competition for tenants by other properties. Costs may be incurred in making improvements or repairs to property required by a new tenant. The failure to rent unleased space on a timely basis or at all would likely have an adverse effect on the REIT's financial condition.

Certain significant expenditures, including property taxes, maintenance costs, hypothecary payments, insurance costs and related charges must be made throughout the period of ownership of immovable property regardless of whether the property is producing any income. If the REIT is unable to meet hypothecary payments on any property, loss could be sustained as a result of the hypothecary creditor's exercise of its hypothecary recourses.

Immovable property investments tend to be relatively illiquid, with the degree of liquidity generally fluctuating in relationship with demand for and the perceived desirability of such investments. Such illiquidity may tend to limit the REIT's ability to vary its portfolio promptly in response to changing economic or investment conditions. If the REIT were to be required to liquidate its immovable property investments, the proceeds to the REIT might be significantly less than the aggregate carrying value of its properties.

The REIT is subject to the risks associated with debt financing, including the risk that existing hypothecary indebtedness secured by the REIT's properties will not be able to be refinanced or that the terms of such refinancing will not be as favourable as the terms of existing indebtedness. In order to minimize this risk, the REIT will attempt to appropriately structure the timing of the renewal of significant tenant leases on its respective properties in relation to the time at which hypothecary indebtedness on such properties becomes due for refinancing.

Certain of the leases of the REIT's properties have early termination provisions which, if exercised, would reduce the average lease term. However, such termination rights are generally exercisable only at a cost to the tenant and the amount of space in the REIT's portfolio which could be affected and operating revenues derived therefrom are not significant.

7.3 STRUCTURAL SUBORDINATION OF UNITS AND DEBENTURES

In the event of a bankruptcy, liquidation or reorganization of the REIT or any of its subsidiaries, holders of certain of their indebtedness and certain trade creditors will generally be entitled to payment of their claims from the assets of the REIT and those subsidiaries before any assets are made available for distribution to the Unitholders and Debentureholders. The Units and Debentures will be effectively subordinated to most of the other indebtedness and liabilities of the REIT and its subsidiaries. Neither the REIT, nor any of its subsidiaries will be limited in their ability to incur additional secured or unsecured indebtedness.

7.4 CREDIT RISK AND PRIOR RANKING INDEBTEDNESS: ABSENCE OF COVENANT PROTECTION

The likelihood that Debentureholders will receive payments owing to them under the terms of the Debentures will depend on the financial health of the REIT and its creditworthiness. In addition, the Debentures are unsecured obligations of the REIT and are subordinate in right of payment to all the REIT's existing and future senior indebtedness (as defined in the Indenture). Therefore, if the REIT becomes bankrupt, liquidates its assets, reorganizes or enters into certain other transactions, the REIT's assets will be available to pay its obligations with respect to the Debentures only after it has paid all of its senior and secured indebtedness in full. There may be insufficient assets remaining following such payments to pay amounts due on any or all of the Debentures then outstanding. The Debentures are also effectively subordinate to claims of creditors of the REIT's subsidiaries except to the extent the REIT is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors. The Indenture does not prohibit or limit the ability of the REIT or its subsidiaries to incur additional debt or liabilities (including senior indebtedness) or to make distributions, except, in respect of distributions, where an Event of Default (as defined in the Indenture) has occurred and such default has not been cured or waived. The Indenture does not contain any provision specifically intended to protect Debentureholders in the event of a future leveraged transaction involving the REIT.

7.5 CONVERSION FOLLOWING CERTAIN TRANSACTIONS

In the case of certain transactions, each Debenture will become convertible into the securities, cash or property receivable by a Unitholder in the kind and amount of securities, cash or property into which the Debenture was convertible immediately prior to the transaction. This change could substantially lessen or eliminate the value of the conversion privilege associated with the Debentures in the future. For example, if the REIT were acquired in a cash merger, each Debenture would become convertible solely into cash and would no longer be convertible into securities whose value would vary depending on the REIT's future prospects and other factors.

7.6 AVAILABILITY OF CASH FLOW

Distributable Income may exceed actual cash available to the REIT from time to time because of items such as principal repayments, tenant allowances, leasing commissions and capital expenditures. The REIT may be required to use part of its debt capacity or to reduce distributions in order to accommodate such items.

The REIT may need to refinance its debt obligations from time to time, including upon expiration of its debt. There could be a negative impact on Distributable Income if debt obligations of the REIT are replaced with debt that has less favourable terms or if the REIT is unable to refinance its debt. In addition, loan and credit agreements with respect to debt obligations of the REIT, include, and may include in the future, certain covenants with respect to the operations and financial condition of the REIT and Distributable Income may be restricted if the REIT is unable to maintain any such covenants.

7.7 UNITHOLDER LIABILITY

The Contract of Trust provides that no Unitholder or annuitant under a plan of which a Unitholder acts as trustee or carrier (an "annuitant") will be held to have any personal liability as such, and that no resort shall be had to the private property of any Unitholder or annuitant for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of the REIT or of the Trustees. Only assets of the REIT are intended to be liable and subject to levy or execution.

The Contract of Trust further provides that certain written instruments signed by the REIT (including all immovable hypothecs and, to the extent the Trustees determine to be practicable and consistent with their obligation as Trustees to act in the best interests of the Unitholders, other written instruments creating a material obligation of the REIT) shall contain a provision or be subject to an acknowledgment to the effect that such obligation will not be binding upon Unitholders personally or upon any annuitant. Except in case of bad faith or gross negligence on their part, no personal liability will attach under the laws of the Province of Québec to Unitholders or annuitants for contract claims under any written instrument disclaiming personal liability as aforesaid.

However, in conducting its affairs, the REIT will be acquiring immovable property investments, subject to existing contractual obligations, including obligations under hypothecs or mortgages and leases. The Trustees will use all reasonable efforts to have any such obligations, other than leases, modified so as not to have such obligations binding upon any of the Unitholders or annuitants personally. However, the REIT may not be able to obtain such modification in all cases. To the extent that claims are not satisfied by the REIT, there is a risk that a Unitholder or annuitant will be held personally liable for obligations of the REIT where the liability is not disavowed as described above. The possibility of any personal liability attaching to Unitholders or annuitants under the laws of the Province of Québec for contract claims where the liability is not so disavowed is remote.

The REIT will use all reasonable efforts to obtain acknowledgments from the hypothecary creditors under assumed hypothecs that assumed hypothec obligations will not be binding personally upon the Trustees, the Unitholders or any annuitant.

Claims against the REIT may arise other than under contracts, including claims in delict, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of Unitholders for such claims is considered remote under the laws of Québec and, as well, the nature of the REIT's activities are such that most of its obligations arise by contract, with non-contractual risks being largely insurable. In the event that payment of a REIT obligation were to be made by a Unitholder, such Unitholder would be entitled to reimbursement from the available assets of the REIT.

Article 1322 of the *Civil Code of Québec* effectively states that the beneficiary of a trust is liable towards third persons for the damage caused by the fault of the trustees of such trust in carrying out their duties only up to the amount of the benefit such beneficiary has derived from the act of such trustees and that such obligations are to be satisfied from the trust patrimony. Accordingly, although this provision remains to be interpreted by the courts, it should provide additional protection to Unitholders with respect to such obligations.

The Trustees will cause the activities of the REIT to be conducted, with the advice of counsel, in such a way and in such jurisdictions as to avoid, to the extent they determine to be practicable and consistent with their duty to act in the best interests of the Unitholders, any material risk of liability on the Unitholders for claims against the REIT. The Trustees will, to the extent available on terms which they determine to be practicable, cause the insurance carried by the REIT, to the extent applicable, to cover the Unitholders and annuitants as additional insureds.

7.8 COMPETITION

The REIT competes for suitable immovable property investments with individuals, corporations and institutions (both Canadian and foreign) which are presently seeking or which may seek in the future immovable property investments similar to those desired by the REIT. Many of those investors have greater financial resources than those of the REIT, or operate without the investment or operating restrictions of the REIT or according to more flexible conditions. An increase in the availability of investment funds and an increase in interest in immovable property investments may tend to increase competition for immovable property investments, thereby increasing purchase prices and reducing the yield on them.

In addition, numerous other developers, managers and owners of properties compete with the REIT in seeking tenants. The existence of competing developers, managers and owners and competition for the REIT's tenants could have an adverse effect on the REIT's ability to lease space in its properties and on the rents charged, and could adversely affect the REIT's revenues and, consequently, its ability to meet its debt obligations.

7.9 DEPENDENCE ON KEY PERSONNEL

The management of the REIT depends on the services of certain key personnel, including Mr. Michel Dallaire, President and Chief Executive Officer of the REIT. The loss of the services of any key personnel could have a material adverse effect on the REIT.

7.10 POTENTIAL CONFLICTS OF INTEREST

The REIT may be subject to various conflicts of interest because of the fact that the Dallaire Group and their respective directors, officers and associates, as well as the Trustees, are engaged in a wide range of real estate and other business activities. The REIT may become involved in transactions which conflict with the interests of the foregoing.

The Trustees may from time to time deal with persons, firms, institutions or corporations with which the REIT may be dealing, or which may be seeking investments similar to those desired by the REIT. The interests of these persons could conflict with those of the REIT. In addition, from time to time, these persons may be competing with the REIT for available investment opportunities.

Any decisions regarding the enforcement by the REIT of the terms of any agreement entered into by the REIT with a Trustee who is not an Independent Trustee, with the Dallaire Group or an affiliate thereof, or with an associate of a non-Independent Trustee may be made by a majority of the Independent Trustees only. The non-Independent Trustees may attempt to influence the Independent Trustees in this regard.

The Contract of Trust contains "conflicts of interest" provisions requiring Trustees to disclose material interests in material contracts and transactions and refrain from voting thereon. The REIT concluded a non-competition agreement with the corporation and partnerships comprising the Dallaire Group and Messrs. Jules Dallaire, Michel Dallaire and Alain Dallaire, which permits to resolve certain potential conflicts of interest.

7.11 GENERAL UNINSURED LOSSES

The REIT subscribed a blanket comprehensive general liability including insurance against fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties. There are, however, certain types of risks (generally of a catastrophic nature such as from wars or environmental contamination) which are either uninsurable or not insurable on an economically viable basis. The REIT also carries insurance for earthquake risks, subject to certain policy limits, deductibles and self-insurance arrangements, and will continue to carry such insurance if it is economical to do so. Should an uninsured or underinsured loss occur, the REIT could lose its investment in, and anticipated profits and cash flows from, one or more of its properties, but the REIT would continue to be obligated to repay any hypothecary recourse or mortgage indebtedness on such properties.

7.12 STATUS FOR TAX PURPOSES AND INVESTMENT ELIGIBILITY

There can be no assurance that the Income Tax Act or the judicial interpretation thereof or the administrative and/or assessing practices of the Canada Customs and Revenue Agency ("CCRA") respecting the conditions to qualify as a mutual fund trust, the treatment of mutual fund trusts or the deductibility of interest will not be changed in a manner which adversely affects Unitholders and Debentureholders. Although the REIT currently qualifies as a "mutual fund trust" and as a registered investment based on information provided by the REIT under the Income Tax Act, if the REIT ceases to so qualify, the Units will cease to be qualified investments for Deferred Income Plans and RESPs. As well, if the REIT ceases to be a mutual fund trust or if its Units are not listed on a prescribed stock exchange in Canada, then the Debentures shall cease to be qualified investments for Deferred Income Plans and RESPs. In addition, if the REIT ceases to be a mutual fund trust it will be required to pay a tax under Part XII.2 of the Income Tax Act. The payment of Part XII.2 tax by the REIT may have adverse income tax consequences for certain Unitholders and Debentureholders. The REIT will endeavour to ensure that the Securities constitute and continue to be qualified investments for Deferred Income Plans and RESPs. The Tax Act imposes penalties on Deferred Income Plans and RESPs for the acquisition or holding of non-qualified or ineligible investments and there is no assurance that the conditions prescribed for such qualified or eligible investments will be adhered to at any particular time.

Although the REIT is of the view that all expenses claimed by it in the determination of its income under the Income Tax Act will be reasonable and deductible in accordance with the applicable provisions of the Income Tax Act and that the REIT's "undepreciated capital cost" has been determined in accordance with the applicable provisions of the Income Tax Act, there can be no assurance that the Income Tax Act or the interpretation of the Income Tax Act will not change, or that CCRA will agree with the expenses claimed or the determination and computation of the REIT's "undepreciated capital costs" or the claims made by the REIT in respect thereof. If CCRA successfully challenges the deductibility of such expenses or the correctness of such amounts or claims, the extent to which distributions by the REIT will be income tax deferred would be materially adversely affected. On October 31, 2003, the Department of Finance released, for public comment, proposed amendments to the Income Tax Act that relate to the deductibility of interest and other expenses for income tax purposes for taxation years commencing after 2004. In general, the proposed amendments may deny the realization of losses in respect of a business or property in a year if, in that year, it is not reasonable to expect that the taxpayer will realize a cumulative profit from that business or property for the period in which the taxpayer has carried on, and can reasonably be expected to carry on, that business, or has held, and can reasonably be expected to hold, that property. The REIT is of the view that it is reasonable to expect that the REIT will realize a cumulative profit from its properties.

Although the REIT is of the view that it is not a "business income trust" and is further of the view that it would be an "exempt trust" as defined in the Budget Proposals, if the REIT were a "business income trust" and were not an "exempt trust", then certain tax-exempt entities other than Deferred Income Plans and RESPs may be materially and adversely affected. On May 18, 2004, the Minister of Finance announced that the implementation of these proposed amendments is suspended pending further consultation with interested parties, following which further legislative proposals will be announced. In September 2005, the Government of Canada issued a consultation paper stating its intention to assess the tax and economic efficiency implications of income trusts and limited partnerships publicly listed on a Canadian Stock Exchange to determine if the current tax system is appropriate or should be modified. On November 23, 2005, the Minister of Finance announced a measure to unify the rules for corporations and income trusts by proposing a tax reduction on dividends.

However, further changes in this area are possible and may cause actual tax implications to differ materially, in some respects, from those described under "Tax".

7.13 GOVERNMENT REGULATION

The REIT and its properties are subject to various governmental legislation and regulation. Any change in such legislation or regulation adverse to the REIT and its properties could affect the operating and financial performance of the REIT.

In addition, environmental and ecological legislation and policies have become increasingly important in recent years. Under various laws, the REIT could become liable for the costs of removal or remediation of certain hazardous or toxic substances released on or in its properties or disposed of at other locations or for the costs of other remedial or preventive work. The failure to remove or remediate such substances, or to effect such remedial or preventive work if any, may adversely affect an owner's ability to sell such real estate or to borrow using such real estate as collateral, and could potentially also result in claims against the owner by private plaintiffs or governmental agencies. Notwithstanding the above, the REIT is not aware of any material non-compliance, liability or other claim in connection with any of its properties, nor is the REIT aware of any environmental condition with respect to any of its properties that it believes would involve material expenditure by the REIT.

7.14 DILUTION

The number of Units the REIT is authorized to issue is unlimited. The Trustees have the discretion to issue additional Units in other circumstances. Additional Units may also be issued pursuant to the DRIP, the Unit Option Plan and any other incentive plan of the REIT, and upon conversion of the Debentures and Units issuable to the Debenture Trustee (as defined in the Indenture) in payment of interest on Debentures. Any issuance of Units may have a dilutive effect on the Unitholders.

7.15 RESTRICTIONS ON CERTAIN UNITHOLDERS AND LIQUIDITY OF UNITS

The Contract of Trust imposes restrictions on non-resident Unitholders who are prohibited from beneficially owning more than 49% of the Units. These restrictions may limit the rights of certain Unitholders, including non-residents of Canada, to acquire Units, to exercise their rights as Unitholders and to initiate and complete take-over bids in respect of the Units. As a result, these restrictions may limit the demand for Securities from certain Unitholders and thereby adversely affect the liquidity and market value of the Securities held by the public. Unitholders who are non-residents of Canada are required to pay all withholding taxes payable in respect of distributions by the REIT. The REIT withholds such taxes as required by the Income Tax Act and the Tax Proposals and remits such payment to the tax authorities on behalf of the Unitholder. The Budget Proposals contain measures to subject to Canadian non-resident withholding tax certain otherwise non-taxable distributions of Canadian mutual funds to non-resident Unitholders. This may limit the demand for Units and/or Debentures and thereby affect their liquidity and market value.

8. DISTRIBUTIONS

The following outlines the distribution policy of the REIT as contained in the Contract of Trust. The distribution policy may be amended only with the approval of a majority of the votes cast at a meeting of Unitholders.

8.1 GENERAL

The REIT distributes to Unitholders monthly, on or about the 15th day in each calendar month (other than January) and on December 31 each calendar year (a "***Distribution Date***"), not less than 85% of the Distributable Income of the REIT for the preceding calendar month and, in the case of distributions made on December 31, for the calendar month then ended. Unitholders also are entitled to receive a distribution on December 31 of each year of: (i) the net realized capital gains of the REIT and the net recapture income of the REIT for the year then ended; and (ii) any excess of the income of the REIT for the purposes of the Income Tax Act over distributions otherwise made for that year.

Distributions are made in cash. Distributions may be adjusted for amounts paid in prior periods if the actual Distributable Income for the prior periods is greater than or less than the Trustees' estimates for the prior periods.

If the Trustees anticipate a cash shortfall and determine that it would be in the best interests of the REIT, they may reduce for any period the percentage of Distributable Income to be distributed to Unitholders.

Monthly distributions will be based on the Trustees' estimate of yearly Distributable Income, subject to adjustment from time to time throughout the year.

8.2 COMPUTATION OF DISTRIBUTABLE INCOME FOR DISTRIBUTION PURPOSES

The Distributable Income of the REIT is calculated based on the REIT's income determined in accordance with the provisions of the Income Tax Act, subject to certain adjustments as set out in the Contract of Trust, including that capital gains and capital losses be excluded, net recapture income be excluded, no deduction be made for non-capital losses, capital cost allowance, terminal losses, amortization of cumulative eligible capital or amortization of costs of issuing Units or financing fees related to the instalment loan, and leasehold and tenant improvements be amortized. Distributable Income so calculated may reflect any other adjustments determined by the Trustees in their discretion and may be estimated whenever the actual amount has not been fully determined. Such estimates will be adjusted as of the subsequent Distribution Date when the amount of Distributable Income has been finally determined.

8.3 COMPUTATION OF NET REALIZED CAPITAL GAINS AND NET RECAPTURE INCOME

The net realized capital gains of the REIT for any year means the amount, if any, by which the capital gains of the REIT for the year exceed the aggregate of (i) the amount of any capital losses of the REIT for the year and (ii) the amount of any net capital losses of the REIT from prior years to the extent not previously deducted. The net recapture income of the REIT for any year means the amount, if any, by which the amount required to be included in the income of the REIT for income tax purposes for such year in respect of recapture of capital cost allowance previously claimed by the REIT exceeds terminal losses realized by the REIT in the year.

8.4 TAX DEFERRAL ON 2005 DISTRIBUTIONS

The distributions made by the REIT to Unitholders in 2005 were tax-deferred at 47.9% by reason of the REIT's ability to claim capital cost allowance and certain other deductions. In the year of acquisition of a property, capital cost allowance is restricted to one-half of the normal annual rates. The adjusted cost base of Units held by a Unitholder will generally, subject to certain conditions under the Tax Act, be reduced by the non-taxable portion of distributions made to the Unitholder (other than the non-taxable portion of certain capital gains). A Unitholder will generally realize a capital gain to the extent that the adjusted cost base of the Unitholders' Units would otherwise be a negative amount.

8.5 PRIOR DISTRIBUTIONS

The following table shows the distributions per unit made to unitholders for the three years ended December 31, 2005:

Year	Distribution per Unit ($)
2005	1.210
2004	1.178
2003	1.152

9. CAPITAL STRUCTURE

9.1 GENERAL DISPOSITION

The ownership interests in the REIT constitute a single class of Units. Units represent a Unitholder's proportionate undivided ownership interest in the REIT. The aggregate number of Units which the REIT may issue is unlimited. As at December 31, 2005, there were 32,940,735 Units outstanding. No Unit has any preference or priority over another. No Unitholder has or is deemed to have any right of ownership in any of the assets of the REIT. Each Unit confers the right to one vote at any meeting of Unitholders and to participate equally and ratably in any distributions by the REIT and, in the event of any required distribution of all of the property of the REIT, in the net assets of the REIT remaining after satisfaction of all liabilities. Units are issued in registered form, are non-assessable when issued and are transferable. Issued and outstanding Units may be subdivided or consolidated from time to time by the Trustees without Unitholder approval. No certificates for fractional Units will be issued and fractional Units will not entitle the holders thereof to vote.

The Units are issued upon the terms and subject to the conditions of the Contract of Trust, which Contract of Trust is binding upon all Unitholders.

9.2 RESTRICTION ON THE ISSUE AND TRANSFER OF UNITS

The Contract of Trust imposes certain restrictions to non-residents of Canada, who may not be the beneficial owners of more than 49% of units. See "Restrictions on Certain Unitholders and Liquidity of Units".

10. DISTRIBUTION REINVESTMENT PLAN

The REIT has set up a distribution reinvestment plan (the "***Distribution Reinvestment Plan***") pursuant to which Unitholders may elect to have all cash distributions of the REIT automatically reinvested in additional Units at a price per Unit calculated by reference to the weighted average of the trading price of Units on the Toronto Stock Exchange for the twenty trading days immediately preceding the relevant Distribution Date. No brokerage commissions will be payable in connection with the purchase of Units under the Distribution Reinvestment Plan and all administrative costs will be borne by the REIT. Proceeds received by the REIT upon the issuance of additional Units under the Distribution Reinvestment Plan will be used by the REIT for future property acquisitions, capital improvements and working capital.

In order to encourage participation in the Distribution Reinvestment Plan, the Trustees of the REIT amended it on March 27, 2001, so that the Unitholders who participated in the Distribution Reinvestment Plan will be granted the right to receive an additional number of Units equal to 5% of the distributions to which they are entitled and which they choose to reinvest.

Unitholders who reside in the United States or who are United Stated citizens will not be entitled to participate in the Distribution Reinvestment Plan.

11. MARKET FOR SECURITIES OF THE REIT

11.1 MARKET FOR UNITS

The Units are listed and posted for trading on the Toronto Stock Exchange under the symbol "CUF.UN". The following table sets forth the market price range, in Canadian dollars, and trading volumes of the REIT's Units on the Toronto Stock Exchange for each month of the most recently completed financial year.

Fiscal Year ended December 31, 2005	High ($)	Low ($)	Trading Volumes
January	17.62	17.00	969,898
February	18.85	17.40	2,623,196
March	19.40	16.97	2,018,201
April	18.29	16.61	1,355,812
May	18.08	17.59	423,677
June	19.00	17.82	492,118
July	19.20	18.61	616,923
August	19.15	18.40	1,026,685
September	19.70	18.50	1,178,207
October	19.80	17.45	1,076,216
November	19.67	18.09	850,291
December	19.57	18.98	772,988

11.2 MARKET FOR DEBENTURES

The Debentures are listed and posted for trading on the Toronto Stock Exchange under the symbol "CUF.DB". The following table sets forth the market price range, in Canadian dollars, and trading volumes of the REIT's Debentures for each month of the year ended December 31, 2005.

Fiscal Year ended December 31, 2005	High ($)	Low ($)	Trading Volumes (in 000)
January	104.50	102.88	1,839
February	108.01	104.50	4,085
March	110.45	101.00	6,372
April	105.99	102.00	2,337
May	107.00	103.05	1,644
June	109.95	104.56	4,132
July	109.95	107.00	2,287
August	109.00	106.50	1,134
September	112.98	108.59	4,822
October	111.93	104.06	4,100
November	112.28	105.00	3,525
December	111.87	109.50	1,860

12. TRUSTEES AND MANAGEMENT OF THE REIT

12.1 INFORMATION CONCERNING TRUSTEES

The following table sets forth the name of each current Trustee, the positions and offices within the REIT currently held by them, their principal occupations and their employment during the last five years, the period during which each served as Trustee of the REIT and the approximate number of Units they have advised are beneficially owned, directly or indirectly, by them or over which they exercise control or direction as at December 31, 2005:

Name, Municipality of Residence and Office	Principal Occupation	Period	Number of Units beneficially owned or over which control or direction is exercised [(1)]
Jules Dallaire Québec (arrondissement Charlesbourg) (Québec) AM Total Investments Trustee, Chairman of the REIT	Chairman of the Board of Trustees	1998-	398,600 [(6)]
Michel Dallaire, P.Eng. Québec (arrondissement Beauport) (Québec) AM Total Investments Trustee, President and Chief Executive Officer of the REIT	President and Chief Executive Officer of the REIT	1998-	6,916,231 [(7)]
Michel Berthelot, CA Québec (arrondissement Laurentien) (Québec) AM Total Investments Trustee, Executive Vice-President and Chief Financial Officer of the REIT	Executive Vice-President and Chief Financial Officer of the REIT	1999-	5,398
Me Michel Paquet [(4)] Québec (arrondissement Sainte-Foy-Sillery) (Québec) AM Total Investments Trustee, Executive Vice-President, Legal Affairs and Secretary of the REIT	Executive Vice-President, Legal Affairs' and Secretary of the REIT	1998-	4,818
Yvan Caron [(2) (3) (5)] Québec (arrondissement Limoilou) (Québec) Independent Trustee	Consultant	1998-	Nil
Robert Després, O.C., G.O.Q. [(2) (4) (5)] Québec (arrondissement de la Cité) (Québec) Independent Trustee	Director of various companies	1998-	16,500
Pierre Gingras [(2) (3) (5)] Ste-Pétronille, île d'Orléans (Québec) Independent Trustee	President of Placements Moras inc., a personal holding company, director of Desjardins Sécurité Financière, a life assurance company and director of Reliure Sélect Inc., a thermoplastic-binding company	1998-	91,072[(8)]
Ghislaine Laberge [(3) (4) (5)] Montréal (arrondissement Verdun) (Québec) Independent Trustee	Consultant in real estate investments, director of CDP Capital – Real Estate Advisory and CDP Capital - Mortgages, members of the group of the Caisse de dépôt et placement du Québec	1998-	Nil
Richard Marion Montréal (arrondissement Ville-Marie) (Québec) Independent Trustee	President of Actigest inc., a personal holding company, partner of Capital Groupe Conseil Inc., an asset and finance management company	1998-	2,000

NOTES :

(1) Individual Trustees have furnished information as to the Units beneficially owned by them or over which they exercise control or direction.
(2) Member of the Audit Committee.
(3) Member of Compensation and Governance Committee (designated under the name of Compensation Committee since February 23, 2006).
(4) Member of the Nominating and Corporate Governance Committee.
(5) Will hold office as an Independent Trustee for a term expiring at the close of the annual meeting of Unitholders for the financial year ending December 31, 2006.
(6) Comprises 41,600 Units held by Corporation Financière Alpha (CFA) Inc., a corporation resulting from the amalgamation of Corporation Financière Alpha (CFA) Inc. and Groupe Financier Alpha (GFA) Inc. (formerly known as Groupe Cominar Inc.) and the subsequent amalgamation of Corporation Financière Alpha (CFA) Inc. and Groupe Financier Alpha (GFA) 2001 Inc.
(7) Comprises 41,600 Units held by Corporation Financière Alpha (CFA) Inc., a corporation resulting from the amalgamation of Corporation Financière Alpha (CFA) Inc. and Groupe Financier Alpha (GFA) Inc. (formerly known as Groupe Cominar Inc.) and the subsequent amalgamation of Corporation Financière Alpha (CFA) Inc. and Groupe Financier Alpha (GFA) 2001 Inc. and 6,807,400 Units held by AM Total Investments, general partnership (formerly known as Cominar, general partnership). The Units held by AM Total Investments, general partnership, are indirectly held by Michel Dallaire, Alain Dallaire, Sylvie Dallaire and Linda Dallaire, being the children of Jules Dallaire.
(8) Comprises 15,072 Units held by Placements Moras inc.

The mandate of the Trustees of the Dallaire Group, namely Jules Dallaire, Michel Dallaire, Michel Berthelot and Michel Paquet will hold office until their respective successors are duly elected or appointed by Dallaire Group.

Each of the Trustees listed above has held his or her principal occupation for the five preceding years, except for Richard Marion who, from August 1996 to April 2004, was President and General Manager of Société en commandite immobilière Solim, a fund investing in real estate development.

In April 2005, Michel Dallaire was appointed Chief Executive Officer of the REIT. He replaced Jules Dallaire, who remained as Chairman of the Board of Trustees.

12.2 INFORMATION CONCERNING NON-TRUSTEES OFFICERS

Non-Trustees Officer	Office with the REIT	Province of Residence and Country
Michel Ouellette	Executive Vice-President, Acquisitions and Development	Quebec, Canada
Alain Dallaire	Executive Vice-President, Leasing and Commercial Operations	Quebec, Canada
René Bérubé	Vice-President, Industrial and Commercial Properties	Quebec, Canada
Robert Larivière	Vice-President, Construction	Quebec, Canada
Louis Bolduc	Vice-President, Development Montreal	Quebec, Canada
Jacques Blais	Vice-President, Building Operations	Quebec, Canada

During the past five years, each of the non-trustee officers of the REIT has been engaged in his present principal occupation or in other executive capacities for the REIT, except for Jacques Blais, who joined Cominar in September 2005 as Vice-President, Building Operations and who was previously Vice-President of Corporate Services for Société des Alcools du Québec.

As at December 31, 2005, management of the REIT and the Trustees owned beneficially or exercised control or direction over 7,423,587 Units, or approximately 23% of the issued and outstanding Units.

13. LEGAL PROCEEDINGS

The REIT is involved in various claims and litigation as a regular part of its business. Management believes that the resolution of these claims and litigation (which in certain cases are subject to applicable deductibles covered by insurance) will not have a material adverse effect on its financial position or results of operations.

14. MANAGEMENT AND OTHER INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the financial year ended December 31, 2005, the REIT has no knowledge of any material interest of a Trustee or of a member of management, current or proposed, in any transaction, or in a proposed transaction, that could or would materially affect the REIT.

Jules Dallaire, Chairman of the Board of Trustees and Michel Dallaire, Trustee and officer of the REIT, indirectly control Dalcon Inc. and Corporation Financière Alpha (CFA) Inc. Michel Paquet, a Trustee and officer of the REIT, is also associated with these corporations as an officer thereof. Alain Dallaire, member of Cominar's management team, has ties to Corporation Financière Alpha (CFA) Inc.

During the financial year ended December 31, 2005, the REIT recorded leasing revenues of $1.3M from Dalcon Inc. and Corporation Financière Alpha (CFA) Inc. The REIT also incurred an expense of $8.3M for the completion by Dalcon Inc., on its behalf, of tenant improvements for tenants of the REIT and $21.9M for the construction of a property and development of income-producing properties on its behalf by Dalcon Inc.

15. TRANSFER AGENT AND REGISTRAR

The REIT's transfer agent and registrar is National Bank Trust inc. The register of transfers maintained is located at its offices in Montreal, Quebec, and the co-transfert agent is Natcan Trust in Toronto.

16. ADDITIONAL INFORMATION

Additional information relating to the REIT may be found on SEDAR at www.sedar.com.

Additional information, including Trustees and officers' remuneration, principal holder of the REIT's Units and Units authorized for issuance under the Unit Option Plan, where applicable, is contained in the REIT's information circular for its most recent annual meeting of Unitholders that involves the election of Trustees.

Additional financial information is provided in the REIT's financial statements and Management's Discussion and Analysis for the financial year ended December 31, 2005.

AUDITORS' REPORT

To the unitholders of Cominar Real Estate Investment Trust:

We have audited the consolidated balance sheets of **Cominar Real Estate Investment Trust** as at December 31, 2005 and 2004 and the consolidated statements of income, unitholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Québec City, Canada
January 27, 2006
[except as to Note 19 which is as of January 30, 2006]

Ernst & Young LLP
Chartered Accountants

CONSOLIDATED BALANCE SHEETS

As at December 31,
[In thousands of dollars]

	2005	2004
	$	$
ASSETS		
Income properties *[note 3]*	658,855	640,889
Properties under development *[note 4]*	22,020	20,967
Deferred expenses and other assets *[note 5]*	30,009	26,736
Prepaid expenses	2,355	2,010
Accounts receivable *[note 6]*	12,343	6,878
Cash and cash equivalents	—	8,174
	725,582	705,654
LIABILITIES AND UNITHOLDERS' EQUITY		
Liabilities		
Mortgages payable *[note 7]*	253,581	262,247
Convertible debentures *[note 8]*	97,535	100,000
Bank indebtedness *[note 9]*	25,811	—
Accounts payable and accrued liabilities	21,890	18,388
Distributions payable to unitholders	3,623	3,551
	402,440	384,186
Unitholders' equity *[note 10]*		
Unitholders' contributions	338,230	328,433
Cumulative net income	184,463	153,136
Cumulative distributions	(199,902)	(160,353)
Contributed surplus	351	252
	323,142	321,468
	725,582	705,654

See accompanying notes to consolidated financial statements

Approved by the Board



Michel Dallaire, Trustee



Michel Berthelot, Trustee

CONSOLIDATED STATEMENTS OF UNITHOLDERS' EQUITY

Years ended December 31,
[In thousands of dollars]

	2005 $	2004 $
Unitholders' contributions		
Balance, beginning of year	328,433	320,604
Issue of units	9,797	7,903
Underwriters' fees and offering expenses	—	(74)
Balance, end of year	338,230	328,433
Cumulative net income		
Balance, beginning of year	153,136	121,601
Net income	31,327	31,535
Balance, end of year	184,463	153,136
Cumulative distributions		
Balance, beginning of year	(160,353)	(122,647)
Distributions to unitholders	(39,549)	(37,706)
Balance, end of year	(199,902)	(160,353)
Contributed surplus		
Balance, beginning of year	252	39
Unit option plan	99	213
Balance, end of year	351	252
Unitholders' equity	323,142	321,468

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31,

[In thousands of dollars except per unit amounts]

	2005	2004
	$	$
Operating revenues		
Rental revenue from income properties	122,104	110,901
Operating expenses		
Operating costs	24,614	22,184
Realty taxes and services	22,163	19,522
Property management expenses	1,245	1,089
	48,022	42,795
Operating income before the under noted	74,082	68,106
Interest on borrowings	21,079	18,058
Depreciation of income properties	14,766	12,458
Amortization of deferred expenses and other assets	5,648	5,257
	41,493	35,773
Operating income from real estate assets	32,589	32,333
Trust administrative expenses	1,757	1,886
Other revenues	238	1,054
Net income from continuing operations	31,070	31,501
Net income from discontinued operations *[note 18]*	257	34
Net income	31,327	31,535
Basic net income per unit *[note 12]*	0.961	0.990
Diluted net income per unit *[note 12]*	0.946	0.981

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,

[In thousands of dollars]

	2005 $	2004 $
OPERATING ACTIVITIES		
Net income	31,327	31,535
Items not affecting cash		
Depreciation of income properties	14,793	12,472
Amortization of above-market leases	120	56
Amortization of deferred leasing costs	5,491	5,090
Amortization of deferred financing costs and other assets	703	477
Compensation costs related to unit option plan	200	289
Leasing costs	(8,934)	(6,512)
Gain on sale of an income property *[note 18]*	(248)	—
Change in non-cash operating working capital items *[note 14]*	2,634	(3,261)
	46,086	40,146
FINANCING ACTIVITIES		
Repayments of mortgages payable	(9,693)	(26,530)
Net proceeds from issue of convertible debentures	—	96,250
Bank indebtedness	25,811	—
Distributions to unitholders	(38,347)	(32,092)
Net proceeds from issue of units *[note 10]*	6,101	5,690
	(16,128)	43,318
INVESTING ACTIVITIES		
Acquisitions of income properties	(24,281)	(95,821)
Acquisitions of properties under development	(14,305)	(12,551)
Net proceeds on disposition of an income property *[note 18]*	675	—
Other assets	(221)	(578)
	(38,132)	(108,950)
Net change in cash and cash equivalents	(8,174)	(25,486)
Cash and cash equivalents, beginning of year	8,174	33,660
Cash and cash equivalents, end of year	—	8,174

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

[In thousands of dollars except per unit amounts]

1) DESCRIPTION OF THE FUND

Cominar Real Estate Investment Trust ("Cominar") is an unincorporated closed-end real estate investment trust created by the Contract of Trust on March 31, 1998 under the laws of the Province of Québec.

2) SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

Cominar's consolidated financial statements are prepared in conformity with Canadian generally accepted accounting principles ("GAAP ").

Consolidation

These consolidated financial statements include the accounts of Cominar and its wholly owned subsidiary, Les Services Administratifs Cominar Inc.

Use of estimates

The preparation of financial statements in conformity with GAAP, requires management to make estimates that affect the amounts of assets and liabilities reported in the financial statements. Those estimates also affect the disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Revenue recognition

Rental revenue from income properties include rents from tenants under leases, realty taxes and operating cost recoveries, lease cancellation fees, parking income and incidental income.

Rental revenue from leases with contractual rent increases are recognized based on the straight-line method.

Income properties and properties under development

Income properties are stated at cost. Cost includes acquisition costs and improvements to income properties. Regarding income properties acquired after September 12, 2003, a portion of the purchase price, if any, is allocated to operating leases, customer relationships and leasehold improvements.

Depreciation of buildings is recorded using the straight-line method in order to fully amortize the cost of buildings over 40 years.

Intangible costs, described as acquisition costs related to in-place operating leases, customer relationships and leasehold improvements are amortized on a straight-line basis over the terms of the related leases.

Properties under development are stated at cost. Cost includes initial acquisition costs, other direct costs, realty taxes, interest related to their financing and all operating revenues and all expenses during the development period.

Capitalization of costs to properties under development continues until the property reaches its accounting completion date, the determination of which is based on achieving a satisfactory occupancy level.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with its expected future net undiscounted cash flows from use together with its residual value. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value.

Deferred expenses and other assets

Deferred expenses and other assets mainly consist of leasing costs such as leasehold improvements realized through operating activities and other expenses, including tenant inducements and leasing commissions. These expenses are deferred and amortized on a straight-line basis over the terms of the related leases. Financing costs are deferred and amortized on a straight-line basis over the terms of the related loans.

Cash and cash equivalents

Cash and cash equivalents consist of cash and investments which are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value, with original maturities of three months or less.

Unit option plan

Cominar has a unit option plan which is described in note 10. Cominar recognizes compensation expense when unit options are granted to trustees, management and employees with no cash settlement features.

December 31, 2005 and 2004 [In thousands of dollars except per unit amounts]

Per unit results

Basic net income per unit is calculated based on the weighted-average number of units outstanding for the year. The calculation of net income per unit on a diluted basis considers the potential exercise of outstanding unit purchase options and the potential issuance of units under convertible debentures, if dilutive.

3) INCOME PROPERTIES

	2005 $	2004 $
Land	88,910	87,533
Buildings	605,865	574,404
Intangible assets	7,474	7,474
	702,249	669,411
Accumulated depreciation and amortization	43,394	28,522
	658,855	640,889

4) PROPERTIES UNDER DEVELOPMENT

During the year, Cominar capitalized $1,907 [$1,172 in 2004] in interest to properties under development, some of which are classified in income properties at year-end.

5) DEFERRED EXPENSES AND OTHER ASSETS

	2005 $	2004 $
At amortized cost		
Leasing costs	25,413	21,658
Financing costs	3,926	4,442
Other assets	670	636
	30,009	26,736

December 31, 2005 and 2004 [In thousands of dollars except per unit amounts]

6] ACCOUNTS RECEIVABLE

	2005 $	2004 $
Accounts receivable	7,515	5,518
Deferred accounts receivable	2,803	1,360
Balance of sale	2,025	—
	12,343	6,878

7] MORTGAGES PAYABLE

Mortgages payable are secured by immovable hypothecs on income properties stated at a net book value of $427,614 [$432,330 as at December 31, 2004]. They bear interest at rates ranging from 5.00% to 11.00% per annum [4.25% to 11.00% as at December 31, 2004] representing a weighted-average year-end rate of 6.27% [6.32% as at December 31, 2004] and are renewable at various dates from March 2006 to January 2019.

Mortgage repayments are as follows:

	Principal repayments $	Balance at maturity $	Total $
Years ending December 31,			
2006	9,592	42,485	52,077
2007	7,693	43,162	50,855
2008	3,025	115,070	118,095
2009	2,382	—	2,382
2010	2,563	—	2,563
2011 and thereafter	14,605	13,004	27,609
	39,860	213,721	253,581

Mortgages payable having fixed rates amount to $222,314 [$239,888 as at December 31, 2004] and those having variable rates amount to $31,267 [$22,359 as at December 31, 2004].

December 31, 2005 and 2004 [In thousands of dollars except per unit amounts]

8) CONVERTIBLE DEBENTURES

On September 17, 2004, Cominar completed a public offering of 100,000 convertible unsecured subordinated debentures, bearing interest at the annual rate of 6.30%, for total gross proceeds of $100,000. The debentures mature on June 30, 2014 and interest is paid semi-annually on June 30 and December 31. Each debenture is convertible into units of Cominar at the holder's option at any time prior to the earlier of the maturity date and the last business day immediately preceding the date specified by Cominar for redemption at a conversion price of $17.40 per unit. The debentures are not redeemable before June 30, 2008. On or after June 30, 2008 and prior to June 30, 2010, the debentures may be redeemed in whole or in part at Cominar's option at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, provided that the volume-weighted-average trading price of the units on the Toronto Stock Exchange (TSX) for a period of 20 consecutive days exceeds 125% of the conversion price. Subsequent to June 30, 2010 and prior to the maturity date, the debentures may be redeemed in whole or in part at Cominar's option at a price equal to their principal amount plus accrued and unpaid interest.

Cominar may satisfy its obligation to repay the principal of the debentures by issuing units of Cominar. In the event that Cominar elects to satisfy its obligation by repaying the principal with units of the Trust, it must issue units equal to 95% of the volume-weighted-average trading price of the units on the TSX during the period of 20 consecutive trading days ending on the fifth trading day preceding the scheduled redemption date or the maturity date.

In accordance with the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3860, convertible debentures have been recorded as liabilities on the balance sheet and interest has been charged to interest on borrowings on the statement of income. Debenture issue costs are amortized to interest on convertible debentures over a 10-year period and recorded under interest on borrowings. As the valuation of the unitholders' equity component of the conversion option did not have a material impact on the Cominar's consolidated results, the debentures have been recorded in whole as liabilities.

As at December 31, 2005, 2,465 convertible debentures had been converted into 141,662 units at a conversion price of $17.40 per unit, for a consideration of $2,465.

9) BANK INDEBTEDNESS

Cominar has a number of operating and acquisition credit facilities of up to $65,865 [$65,865 as at December 31, 2004]. These credit facilities, subject to annual renewal, bear interest between prime rate and prime rate plus 0.50% [0.00% and 0.50% in 2004]. Of these credit facilities, $62,865 [$62,865 as at December 31, 2004] are secured by movable and immovable hypothecs on specific assets. As at December 31, 2005, the prime rate was 5.00% [4.25% as at December 31, 2004].

December 31, 2005 and 2004 [In thousands of dollars except per unit amounts]

10] ISSUED AND OUTSTANDING UNITS

The ownership interests in Cominar are represented by a single class of units. Units represent a unitholder's proportionate and undivided ownership interest in Cominar. Each unit confers the right to one vote at any meeting of unitholders and to participate equally and ratably in any distributions by Cominar.

During the year, Cominar issued 656,326 units, 141,662 of which were issued pursuant to the conversion of convertible debentures and 61,714 under the distribution reinvestment plan [136,952 units in 2004], the balance of 452,950 units issued from the exercise of options represented net proceeds received of $6,101 [479,166 units for net proceeds received of $5,690 in 2004].

	2005	2004
Units issued and outstanding, beginning of year	32,284,409	31,668,291
Issued from options exercised	452,950	479,166
Issued under distribution reinvestment plan	61,714	136,952
Issued from conversion of convertible debentures	141,662	—
Units issued and outstanding, end of year	32,940,735	32,284,409

Unit option plan

Under a unit option plan, Cominar granted options to purchase units to the trustees, management and employees of Cominar. The maximum number of units reserved for issuance under the terms of the plan is 3,160,000 units. The options are exercisable on a cumulative basis as follows: 25% of the options after each of the four first anniversary dates of the grant for options granted on April 8, 2005, 20% of the options after each of the five first anniversary dates of the grant for options granted November 13, 2003, and 33 1/3% of the options after each of the three first anniversary dates of the grant for options granted before November 13, 2003. The exercise price of options equals the closing market price of Cominar's units the day preceding the date of the grant, and the options have a maximum term of seven years.

December 31, 2005 and 2004 [In thousands of dollars except per unit amounts]

	2005		2004	
	Options	Weighted-average exercise price $	Options	Weighted-average exercise price $
Outstanding, beginning of year	2,563,000	13.86	3,042,166	13.58
Exercised	(452,950)	13.47	(479,166)	12.09
Granted	244,000	17.12	—	—
Outstanding, end of year	2,354,050	14.29	2,563,000	13.86
Options exercisable, end of year	484,050	13.83	395,000	13.11

Date of grant	Maturity date	Exercise price $	2005 Outstanding options	2005 Options exercisable
August 9, 2001	August 9, 2008	11.00	27,000	27,000
November 13, 2003	November 13, 2010	14.00	2,083,050	457,050
April 8, 2005	November 13, 2010	17.12	244,000	—
			2,354,050	484,050

Unit-based compensation plan

The compensation costs associated with the options granted on April 8, 2005 were calculated using the Black-Scholes option pricing model, assuming volatility of 13.5% on the underlying units, a fixed exercise price of $17.12, a weighted-average distribution yield of approximately 7.58% and a weighted-average risk-free interest rate of approximately 3.78%, and for the options granted on November 13, 2003, assuming volatility of 11.7% on the underlying units, a fixed exercise price of $14, a weighted-average distribution yield of approximately 8.74% and a weighted-average risk-free interest rate of approximately 4.21%.

Compensation costs are amortized using the graded vesting method.

December 31, 2005 and 2004 [In thousands of dollars except per unit amounts]

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no restrictions. In addition, option pricing models require the input of highly subjective assumptions, including the expected stock price volatility. Because the unit options of Cominar's trustees, management and employees have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect fair value estimates, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the unit options of its trustees, management and employees.

Distribution reinvestment plan

Cominar adopted a distribution reinvestment plan under which unitholders may elect to have all cash distributions of Cominar automatically reinvested in additional units. The plan provides plan participants a number of units amounting to 105% of the cash distribution. During the year, 61,714 units [136,952 in 2004] were issued at a weighted-average price of $18.30 [$15.07 in 2004] for a consideration of $1,130 [$2,063 in 2004] pursuant to the distribution reinvestment plan.

11| INCOME TAXES

Cominar is taxed as a "Mutual Fund Trust" for income tax purposes. Pursuant to the Contract of Trust, the trustees intend to distribute or designate all taxable income directly earned by Cominar to unitholders of Cominar and to deduct such distributions and designations for income tax purposes. Therefore, no provision for income taxes is required.

The carrying value of Cominar's net assets as at December 31, 2005 exceeds the tax basis by approximately $75,400 [$64,600 as at December 31, 2004].

12] PER-UNIT RESULTS

The following table provides a reconciliation of the weighted-average number of units outstanding used to calculate basic and diluted net income per unit.

	2005	2004
Weighted-average number of units outstanding - basic	32,585,028	31,868,876
Effect of dilutive unit options	526,294	275,083
Weighted-average number of units outstanding - diluted	33,111,322	32,143,959

The potential issuance of units under convertible debentures has an anti-dilutive effect on the calculation of the diluted net income per unit.

December 31, 2005 and 2004 [In thousands of dollars except per unit amounts]

13] DISTRIBUTABLE INCOME PER UNIT

Cominar is governed by a Contract of Trust that requires it to distribute 85% or more of its distributable income to unitholders. The distributable income generally means the net income determined in accordance with GAAP excluding the depreciation of income properties and the amortization of above-market leases, compensation costs related to unit options, deferred rentals and gains or losses on sale of income properties.

Distributable income is not a GAAP measurement and is not an alternative to net income determined in accordance with GAAP to assess Cominar's performance. Cominar's method of calculating distributable income may differ from that used by other trusts and accordingly, comparisons may be inappropriate.

Distributable income has been calculated under the Contract of Trust as follows:

	2005 $	2004 $
Net income for the year	31,327	31,535
Add (deduct)		
Depreciation of income properties	14,793	12,472
Amortization of above-market leases	120	56
Compensation costs related to unit option plan	200	289
Gain on sale of an income property	(248)	—
Deferred rentals	(1,443)	(1,360)
Distributable income for the year	44,749	42,992
Retention of distributable income	(5,200)	(5,286)
Distributions to unitholders	39,549	37,706
Distributable income per unit	1.373	1.349
Distributions per unit	1.210	1.178
Payout ratio	88.1%	87.3 %

325

14] SUPPLEMENTAL CASH FLOW INFORMATION

Cash and cash-equivalents include the following:

	2005 $	2004 $
Cash [including $1,291 bearing interest at 1.25% in 2004]	—	2,787
Short-term investment [2.40% in 2004]	—	5,387
	—	8,174

Change in non-cash operating working capital items is as follows:

	2005 $	2004 $
Prepaid expenses	(345)	(109)
Accounts receivable	(3,440)	(1,353)
Accounts payable and accrued liabilities	6,419	(1,799)
	2,634	(3,261)
Additional information		
Interest paid	19,432	17,798
Unpaid leasing costs	737	418
Acquisitions of income properties and properties under development by assumption of mortgages payable	1,027	18,062
Unpaid acquisitions of income properties and properties under development	6,043	9,279
Properties under development transferred to income properties	11,846	17,578

December 31, 2005 and 2004 [In thousands of dollars except per unit amounts]

15) RELATED PARTY TRANSACTIONS

During the year, Cominar entered into transactions with companies controlled by unitholders who are also members of the Trust's management. These transactions, made in the normal course of business, have been measured at the exchange amount and have been reflected in the financial statements as follows:

	2005 $	2004 $
Rental revenue from income properties	1,339	1,295
Other revenues	414	572
Income properties and properties under development	21,862	33,399
Deferred expenses and other assets	8,279	5,084
Accounts receivable	534	829
Accounts payable and accrued liabilities	8,714	10,714

16) FINANCIAL INSTRUMENTS

Cominar is exposed to financial risks that arise from fluctuations in interest rates and in the credit quality of its tenants.

Interest rate risk

Accounts receivable, except for the balance of sale mentioned in note 18, and accounts payable and accrued liabilities bear no interest.

The interest rates on mortgages payable, convertible debentures and bank indebtedness are disclosed in notes 7, 8 and 9 respectively.

Credit risk

Credit risk arises from the possibility that tenants may experience financial difficulty and be unable to fulfill their lease commitments. Cominar mitigates this risk via geographic and sector diversification of its portfolio and a varied tenant mix.

Fair value

The fair value of Cominar's financial assets and liabilities, such as accounts receivable, cash and cash equivalents, bank indebtedness, accounts payable and accrued liabilities and distributions payable to unitholders, approximated the carrying value as at December 31, 2005 due to their short-term nature or based on current market rates.

December 31, 2005 and 2004 [In thousands of dollars except per unit amounts]

As at December 31, 2005, the fair value of mortgages payable exceeded the carrying value by approximately $5,466 [$7,379 as at December 31, 2004] due to changes in interest rates since the dates on which the individual mortgages payable were obtained. The fair value of mortgages payable has been estimated based on current market rates for mortgages of similar terms and maturities.

As at December 31, 2005, the fair value of convertible debentures exceeded the carrying value by approximately $7,088 due to the change in interest rates since the issuance date [as at December 31, 2004, the fair value approximates their carrying value]. The fair value of convertible debentures has been estimated based on the current market rate for convertible debentures of similar terms and maturities.

17) SEGMENTED INFORMATION

Cominar's activities include three property types located entirely in the Province of Québec. The accounting policies followed for each property type are the same as those disclosed in the significant accounting policies. The following table indicates the financial information from continuing operations related to these property types:

	2005			
	Office properties $	Retail properties $	Industrial and mixed-use properties $	Total $
Rental revenue from income properties	44,176	38,954	38,974	122,104
Depreciation of income properties	5,996	4,620	4,150	14,766
Net operating income [1]	26,422	22,800	24,860	74,082
Income properties	244,855	212,160	201,840	658,855
Acquisitions of income properties	1,451	14,772	16,509	32,732

December 31, 2005 and 2004 [In thousands of dollars except per unit amounts]

	2004			
	Office properties $	Retail properties $	Industrial and mixed use properties $	Total $
Rental revenue from income properties	38,457	37,701	34,743	110,901
Depreciation of income properties	4,623	4,213	3,622	12,458
Net operating income [1]	23,668	22,164	22,274	68,106
Income properties	249,400	202,008	189,481	640,889
Acquisitions of income properties	91,058	6,440	37,093	134,591

(1) Net operating income is operating income before interest, depreciation, amortization, Trust administrative expenses and other income.

18) DISCONTINUED OPERATIONS

During the year, Cominar sold an industrial and mixed-use property for a consideration of $2,700 of which $675 was paid in cash. The remaining $2,025 bearing interest at 6%, is receivable in June 2006 and is recorded under the accounts receivable. A gain on sale of $248 was realized.

The following table indicates the financial reporting related to the property sold pursuant to CICA Handbook Section 3475, "Disposal of Long-lived Assets and Discontinued Operations".

	2005 $	2004 $
Net operating income	36	48
Depreciation of income properties	(27)	(14)
Net income	9	34
Gain on sale	248	—
Income from discontinued operations	257	34
Basic net income per unit	0.008	0.001
Diluted net income per unit	0.008	0.001

19] SUBSEQUENT EVENTS

On January 30, 2006, Cominar acquired an industrial and mixed-use property for a cash consideration of $7,000 and land for future development for a cash consideration of $3,800.

20] COMPARATIVE FIGURES

Certain 2004 figures have been reclassified to conform with the present year presentation.


COMINAR

INTERIM FINANCIAL STATEMENTS

Quarter ended September 30, 2006

November 8, 2006

Cominar Real Estate Investment Trust

331

MESSAGE TO UNITHOLDERS

We are pleased to present the financial results of Cominar Real Estate Investment Trust for the third quarter ended September 30, 2006. Detailed explanations about our results and financial position are provided in the management discussion and analysis included in this quarterly report, followed by comparative interim consolidated financial statements and accompanying notes.

We are pleased with our third quarter results, which, once again, show strong growth in our major financial performance indicators. For the quarter, operating revenues amounted to $32.7 million, an increase of 9.7% compared to the corresponding quarter of 2005. Net operating income for the quarter was up 10.0% to $20.9 million. Recurring distributable income reached $12.9 million, or $0.374 per unit, compared to $11.8 million, or $0.362 per unit, representing increases of 9.3% and 3.3%, respectively.

During the third quarter, we acquired six income properties representing 186,000 square feet of space for over $14 million and land in Lévis for future development purposes for an amount of $1.2 million. Subsequent to the end of the quarter, we also acquired a 133,000 square foot property in Montréal for $19 million and a lot for an upcoming development project. Year to date, Cominar has acquired land and income-producing properties for a total amount of $49.2 million.

We completed, during the last quarter, four development projects totalling 273,000 square feet of leasable space and a $14.3 million investment. We currently have 11 development projects at various stages of completion representing over 683,000 square feet of leasable space and a $48 million investment. All of these developments have capitalization rates that are substantially higher than those dictated by current conditions in the commercial property market.

At the end of the third quarter, our occupancy rate remained high at 94.6%.

Given the strength of our existing portfolio, the developments that should come on board this year, the commitment of our team, our acquisition and property development capabilities, and our solid financial position, we remain confident that we will end the year on a solid note.



Michel Dallaire, P.Eng.
President and Chief Executive Officer
November 8, 2006

332

CONSOLIDATED BALANCE SHEETS

[In thousands of dollars]

	As at September 30, 2006 [unaudited] $	As at December 31, 2005 [audited] $
ASSETS		
Income properties *[note 3]*	688,040	658,855
Properties under development *[note 4]*	17,685	20,777
Land held for future development	6,590	1,243
Deferred expenses and other assets *[note 5]*	31,731	30,009
Prepaid expenses	7,496	2,355
Accounts receivable	14,003	12,343
	765,545	725,582
LIABILITIES AND UNITHOLDERS' EQUITY		
Liabilities		
Mortgages payable *[note 6]*	273,966	253,581
Convertible debentures *[note 7]*	48,181	97,535
Bank indebtedness *[note 8]*	47,499	25,811
Accounts payable and accrued liabilities	20,615	21,890
Distributions payable to unitholders	3,581	3,623
	393,842	402,440
Unitholders' equity *[note 9]*		
Unitholders' contributions	394,197	338,230
Cumulative net income	208,091	184,463
Cumulative distributions	(230,971)	(199,902)
Contributed surplus	386	351
	371,703	323,142
	765,545	725,582

CONSOLIDATED STATEMENTS OF UNITHOLDERS' EQUITY

Period ended September 30,

[unaudited, in thousands of dollars]

	Quarter		Cumulative (nine months)	
	2006 $	2005 $	2006 $	2005 $
Unitholders' contributions				
Balance, beginning of period	362,384	332,843	338,230	326,433
Issue of units	31,813	1,886	55,967	6,296
Balance, end of period	394,197	334,729	394,197	334,729
Cumulative net income				
Balance, beginning of period	198,991	167,223	184,463	153,136
Net income	9,100	8,322	23,628	22,409
Balance, end of period	208,091	175,545	208,091	175,545
Cumulative distributions				
Balance, beginning of period	(220,227)	(179,891)	(199,902)	(160,353)
Distributions to unitholders	(10,744)	(9,815)	(31,069)	(29,353)
Balance, end of period	(230,971)	(189,706)	(230,971)	(189,706)
Contributed surplus				
Balance, beginning of period	342	287	351	252
Unit option plan	44	48	35	83
Balance, end of period	386	335	386	335
Unitholders' equity	371,703	320,903	371,703	320,903

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME

Period ended September 30,

[unaudited, in thousands of dollars except per unit amounts]

	Quarter		Cumulative (nine months)	
	2006 $	2005 $	2006 $	2005 $
Operating revenues				
Rental revenue from income properties	32,742	29,812	98,664	90,889
Operating expenses				
Operating costs	5,816	5,544	19,104	18,313
Realty taxes and services	5,789	4,935	19,298	17,367
Property management expenses	223	299	803	960
	11,828	10,778	39,205	36,640
Operating income before the undernoted	20,914	19,034	59,459	54,249
Interest on borrowings	5,444	5,042	16,626	15,312
Depreciation of income properties	4,141	3,748	12,088	11,043
Amortization of deferred leasing costs	1,537	1,355	4,601	4,038
Amortization of deferred financing costs and other assets	183	174	535	519
	11,305	10,319	33,850	30,912
Operating income from real estate assets	9,609	8,715	25,609	23,337
Trust administrative expenses	557	466	1,628	1,366
Other revenues	48	73	201	181
Unusual item *[note 17]*	—	—	554	—
Net income from continuing operations	9,100	8,322	23,628	22,152
Net income from discontinued operations *[note 18]*	—	—	—	257
Net income	9,100	8,322	23,628	22,409
Basic net income per unit *[note 11]*	0.263	0,255	0.701	0,689
Diluted net income per unit *[note 11]*	0.259	0,251	0.691	0,678

See accompanying notes to the consolidated financial statements

334

CONSOLIDATED STATEMENTS OF CASH FLOWS

Period ended September 30,
[unaudited, in thousands of dollars]

	Quarter		Cumulative (nine months)	
	2006 $	2005 $	2006 $	2005 $
OPERATING ACTIVITIES				
Net income	9,100	8,322	23,628	22,409
Adjustments for:				
Depreciation of income properties	4,141	3,748	12,088	11,070
Amortization of above-market leases	30	30	90	90
Amortization of deferred leasing costs	1,537	1,355	4,601	4,038
Amortization of deferred financing costs and other assets	183	174	535	520
Compensation costs related to unit options	83	55	145	146
Gain on sale of an income property	—	—	—	(248)
Change in non-cash operating working capital items *[note 13]*	2,682	4,875	(7,978)	(2,583)
	17,756	18,559	33,109	35,442
FINANCING ACTIVITIES				
Mortgages payable	—	—	59,652	—
Repayments of mortgages payable	(21,931)	(2,459)	(39,267)	(7,211)
Bank indebtedness	39,566	3,070	21,688	19,949
Distributions to unitholders	(10,250)	(9,563)	(30,095)	(28,779)
Net proceeds from issue of units *[note 9]*	716	304	5,487	3,834
	8,101	(8,648)	17,465	(12,207)
INVESTING ACTIVITIES				
Acquisitions of income properties	(12,472)	(7,758)	(31,080)	(14,522)
Net proceeds from disposition of an income property	—	—	—	675
Acquisitions of properties under development and land held for future development	(10,825)	(578)	(13,816)	(13,099)
Leasing costs	(2,526)	(1,543)	(5,252)	(4,320)
Other assets	(34)	(32)	(426)	(143)
	(25,857)	(9,911)	(50,574)	(31,409)
Net change in cash and cash equivalents	—	—	—	(8,174)
Cash and cash equivalents, beginning of period	—	—	—	8,174
Cash and cash equivalents, end of period	—	—	—	—

See accompanying notes to the consolidated financial statements

1) DESCRIPTION OF THE TRUST

Cominar Real Estate Investment Trust ("Cominar") is an unincorporated closed-end real estate investment trust created pursuant to a Contract of Trust on March 31, 1998 under the laws of the Province of Québec.

2) SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

Cominar's consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles ("GAAP") and the accounting policies and methods of their application follow the ones used in the annual audited consolidated financial statements as at December 31, 2005.

Consolidation

These consolidated financial statements include the accounts of Cominar and its wholly-owned subsidiary, Les Services Administratifs Cominar Inc.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts of assets and liabilities reported in the financial statements. Those estimates also affect the disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the period. So, actual results could differ from those estimates.

Revenue recognition

Rental revenue from income properties include rents from tenants under leases, realty taxes and operating cost recoveries, lease cancellation fees, parking income and incidental income.

Contractual rental revenue from leases with rent increases are recognized based on a straight-line method.

Income properties, properties under development and land held for future development

Income properties are stated at cost. Cost includes all amounts related to the acquisition and improvement of income properties. Regarding income properties acquired after September 12, 2003, a portion of the purchase price, if any, is allocated to operating leases, customer relationships and leasehold improvements.

Depreciation of buildings is recorded using the straight-line method over 40 years.

Intangible assets, described as acquisition costs related to in-place operating leases, customer relationships and leasehold improvements are amortized on a straight-line basis over the terms of the related leases.

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Properties under development and land held for future development are stated at cost. Cost includes acquisition costs, other direct costs, realty taxes, interest related to their financing and all operating revenues and all operating expenses during the development period.

Capitalization of costs to properties under development and land held for future development continues until the property reaches its accounting completion date, the determination of which is based on achieving a satisfactory occupancy level.

Impairment of long-lived assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with its expected future net undiscounted cash flows from use together with its residual value. If Cominar considers that such asset is impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.

Deferred expenses and other assets
Deferred expenses and other assets mainly consist of leasing costs such as leasehold improvement costs realized through operating activities and other expenses, including tenant inducements and leasing commissions. These expenses are deferred and amortized on a straight-line basis over the terms of the related leases. Financing costs are deferred and amortized on a straight line basis over the terms of the related loans.

Cash and cash equivalents
Cash and cash equivalents consist of cash and investments which are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value, with original maturities of three months or less.

Unit option plan
Cominar has a unit option plan which is described in note 9. Cominar recognizes compensation expense when unit options are granted to trustees, management and employees with no cash settlement features.

Per unit results
Basic net income per unit is calculated based on the weighted average number of units outstanding for the period. The calculation of net income per unit on a diluted basis considers the potential exercise of outstanding unit purchase options and the potential issuance of units under convertible debentures, if dilutive.

3) INCOME PROPERTIES

	As at September 30, 2006 $	As at December 31, 2005 $
Land	93,741	88,910
Buildings	640,710	605,865
Intangible assets	9,162	7,474
	743,613	702,249
Accumulated depreciation and amortization	55,573	43,394
	688,040	658,855

4) PROPERTIES UNDER DEVELOPMENT AND LAND HELD FOR FUTURE DEVELOPMENT

As at September 30, 2006, Cominar capitalized $ 1,112 in interest to properties under development and land held for future development, some of which are classified in income properties at period-end.

5) DEFERRED EXPENSES AND OTHER ASSETS

	As at September 30, 2006 $	As at December 31, 2005 $
At amortized cost		
Leasing costs	27,244	25,413
Financing costs	3,780	3,926
Other assets	707	670
	31,731	30,009

6) MORTGAGES PAYABLE

Mortgages payable are secured by immovable hypothecs on income properties stated at a net book value of $457,922 [$427,614 as at December 31, 2005]. They bear interest at rates ranging from 5.68% to 9.125% per annum [5.00% to 11.00% as at December 31, 2005] representing a weighted average rate of 6.25% [6.27% as at December 31, 2005] and are renewable at various dates from November 2006 to July 2021.

Mortgage repayments are as follows:

Years ending December 31	Principal repayments $	Balance at maturity $	Total $
2006	2,323	11,099	13,422
2007	8,229	43,141	51,370
2008	3,939	115,008	118,947
2009	3,283	—	3,283
2010	3,517	—	3,517
2011 and there after	26,848	56,579	83,427
	48,139	225,827	273,966

Mortgages payable having fixed rates amount to $253,614 [$222,314 as at December 31, 2005] and those having variable rates amount to $20,352 [$31,267 as at December 31, 2005].

7) CONVERTIBLE DEBENTURES

On September 17, 2004, Cominar completed a public offering of 100,000 convertible unsecured subordinated debentures, bearing interest at the annual rate of 6.30%, for total gross proceeds of $100,000. The debentures mature on June 30, 2014 and interest is paid semi-annually on June 30 and December 31. Each debenture is convertible into Cominar units at the holder's option at any time prior to the earlier of the maturity date and the last business day immediately preceding the date specified by Cominar for redemption at a conversion price of $17.40 per unit. The debentures are not redeemable before June 30, 2008. On or after June 30, 2008 and prior to June 30, 2010, the debentures may be redeemed in whole or in part at Cominar's option at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, provided that the volume-weighted-average trading price of the units on the Toronto Stock Exchange (TSX) for a period of 20 consecutive days exceeds 125% of the conversion price. Subsequent to June 30, 2010 and prior to the maturity date, the debentures may be redeemed in whole or in part at Cominar's option at a price equal to their principal amount plus accrued and unpaid interest.

Cominar may satisfy its obligation to repay the principal of the debentures by issuing Cominar units. In the event that Cominar elects to satisfy its obligation by repaying the principal with units of the Trust, it must issue units equal to 95% of the volume-weighted-average trading price of the units on the TSX during the period of 20 consecutive trading days ending on the fifth trading day preceding the scheduled redemption date or the maturity date.

In accordance with the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3860, convertible debentures have been recorded as liabilities on the balance sheet and interest has been charged to "Interest on borrowings" on the statement of income. Debenture issue costs are amortized over a 10-year period and recorded under "Amortization of deferred financing cost and other assets". As the valuation of the unitholders' equity component of the conversion option did not have a material impact on the Cominar's consolidated results, the debentures have been recorded in whole as liabilities.

During the first nine months of 2006, 49,354 convertible debentures were converted (including 30,710 during the third quarter) into 2,836,417 units at a conversion price of $17.40 per unit, for a consideration of $49,354.

8) BANK INDEBTEDNESS [*NOTE 19*]

Cominar has a number of operating and acquisition credit facilities of up to $88,000 [$65,865 as at December 31, 2005]. These credit facilities, subject to annual renewal, bear interest between 0.00% and 0.50% [0.00% and 0.50% in 2005] above prime rate. Of these credit facilities, $85,000 [$62,865 as at December 31, 2005] are secured by movable and immovable hypothecs on specific assets. As at September 30, 2006, the prime rate was 6.00% [5.00% as at December 31, 2005].

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9) ISSUED AND OUTSTANDING UNITS

The ownership interests in Cominar are represented by a single class of units of which the number is unlimited. The units represent a unitholder's proportionate and undivided ownership interest in Cominar. Each unit confers the right to one vote at any meeting of unitholders and the right to participate equally and ratably in any distributions by Cominar.

As at September 30, 2006, Cominar issued 3,274,527 units [424,078 units in 2005] of which 2,836,417 were issued pursuant to the conversion of convertible debentures [88,790 units in 2005] and 52,060 under the distribution reinvestment plan [47,288 units in 2005]. The balance of 386,050 units issued from the exercise of options represented net proceeds received of $5,487 [288,000 units for net proceeds received of $3,834 in 2005].

	Period of three months ended September 30, 2006	Period of nine months ended September 30, 2006
Units issued and outstanding, beginning of period	34,382,083	32,940,735
Issued from options exercised	50,500	386,050
Issued under distribution reinvestment plan	17,747	52,060
Issued from conversion of convertible debentures	1,764,932	2,836,417
Units issued and outstanding, end of period	36,215,262	36,215,262

Unit option plan

Under a unit option plan, Cominar granted options to purchase units to the trustees, management and employees of Cominar. The maximum number of units reserved for issuance under the terms of the plan is 3,319,210 units. As at September 30, options allowing the acquisition of 2,259,000 units were outstanding.

The granted options can be exercised on a cumulative basis as follows: 25% of the options after each of the first four anniversary dates of the grant for options granted on April 8, 2005, 20% of the options after each of the first five anniversary dates of the grants for options granted November 13, 2003 and May 23, 2006, and 33 1/3% of the options after each of the first three anniversary dates of the grant for options granted before November 13, 2003. The exercise price of options equals the closing market price of Cominar's units the day preceding the date of the grant, and the options have a maximum term of seven years.

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	Period of three months ended September 30, 2006		Period of nine months ended September 30, 2006	
	Options	Weighted-average exercise price	Options	Weighted-average exercise price
		$		$
Outstanding, beginning of period	2,384,500	15.52	2,354,050	14.29
Granted	—	—	670,000	18.90
Exercised	(50,500)	14.19	(386,050)	14.25
Cancelled	(75,000)	18.90	(379,000)	15.62
Outstanding, end of period	2,259,000	15.44	2,259,000	15.44
Options exercisable, end of period	105,000	13.82	105,000	13.82

As at September 30, 2006

Date of grant	Maturity date	Exercise price $	Outstanding options	Options exercisable
August 9, 2001	August 9, 2008	11.00	13,000	13,000
November 13, 2003	November 13, 2010	14.00	1,516,500	85,500
April 8, 2005	November 13, 2010	17.12	159,500	6,500
May 23, 2006	May 23, 2013	18.90	570,000	—
			2,259,000	105,000

Unit-based compensation plan

The compensation costs associated with the options granted on May 23, 2006 were calculated using the Black-Scholes option pricing model, assuming volatility of 13.0% on the underlying units, a fixed exercise price of $18.90, a weighted-average distribution yield of approximately 7.14% and a weighted-average risk-free interest rate of approximately 4.10%. For the options granted on April 8, 2005, Cominar assumed a volatility of 13.5%, a fixed exercise price of $17.12, a weighted-average distribution yield of approximately 7.58% and a weighted-average risk-free interest rate of approximately 3.78%; and for the options granted on November 13, 2003, assuming volatility of 11.7% on the underlying units, a fixed exercise price of $14, a weighted-average distribution yield of approximately 8.74% and a weighted-average risk-free interest rate of approximately 4.21%. Compensation costs are amortized using the graded vesting method.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no restrictions. In addition, option pricing models require the input of highly subjective assumptions, including the expected stock price volatility. Because the unit options of Cominar's trustees, management and employees have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect fair value estimates, the existing estimate models, in management's opinion, do not necessarily provide a reliable single measure of the fair value of the unit options granted to its trustees, management and employees.

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Distribution reinvestment plan

Cominar adopted a distribution reinvestment plan under which unitholders may elect to have all cash distributions of Cominar automatically reinvested in additional units. The plan provides plan participants a number of units amounting to 105% of the cash distribution. As at September 30, 2006, 52,060 units [47,288 in 2005] were issued at a weighted-average price of $19.52 [$18.07 in 2005] for a consideration of $1,016 [$854 in 2005] pursuant to the distribution reinvestment plan.

10] INCOME TAXES

Cominar is taxed as a "Mutual Fund Trust" for income tax purposes. Pursuant to the Contract of Trust, the trustees intend to distribute or designate all taxable income directly earned by Cominar to Cominar's unitholders and to deduct such distributions and designations for income tax purposes. Therefore, no provision for income taxes is required.

11] PER UNIT RESULTS

The following table provides the reconciliation between the weighted-average number of units outstanding — basic and the weighted-average number of units outstanding — diluted used to calculate per unit amounts.

Period ended September 30,	Quarter		Cumulative (nine months)	
	2006	2005	2006	2005
Weighted-average number of units outstanding-basic	34,578,166	32,631,991	33,699,511	32,522,637
Effect of dilutive unit options	496,153	550,564	497,118	550,564
Weighted-average number of units outstanding-diluted	35,074,319	33,182,555	34,196,629	33,073,201

The potential issuance of units under convertible debentures has an anti-dilutive effect on the calculation of the diluted net income per unit.

12] DISTRIBUTIONS

Cominar is governed by a Contract of Trust that requires it to distribute 85% or more of its distributable income to unitholders. Distributable income corresponds to net income determined in accordance with GAAP, excluding depreciation of income properties and amortization of above-market leases, compensation costs related to unit options, deferred rentals and gains or losses on sale of income properties.

342

Period ended September 30,	Quarter		Cumulative (nine months)	
	2006 $	2005 $	2006 $	2005 $
Distributions to unitholders	10,744	9,815	31,069	29,353
Distributions per unit	0.306	0.300	0.914	0.900

13) SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash operating working capital items are as follows:

Period ended September 30,	Quarter		Cumulative (nine months)	
	2006 $	2005 $	2006 $	2005 $
Prepaid expenses	3,661	745	(5,141)	(5,200)
Accounts receivable	(1,551)	402	(1,660)	(1,356)
Accounts payable and accrued liabilities	572	3,728	(1,177)	3,973
	2,682	4,875	(7,978)	(2,583)
Additional information				
Interest paid	5,005	4,017	19,431	15,272
Unpaid leasing costs	1,917	596	1,917	596
Acquisitions of income properties and properties under development by assumption of mortgages payable	—	—	—	11,027
Unpaid acquisitions of income properties and properties under development	4,765	2,813	4,765	2,813
Properties under development transferred to income properties	11,072	—	14,288	756

14) RELATED PARTY TRANSACTIONS

During the period, Cominar entered into transactions with companies controlled by unitholders who are also members of the Trust's management team. These transactions, made in the normal course of business, have been measured at the exchange amount and have been reflected in the financial statements as follows:

Period ended September 30,	Quarter		Cumulative (nine months)	
	2006 $	2005 $	2006 $	2005 $
Rental revenue from income properties	275	387	864	945
Other revenues	41	70	117	237
Income properties and properties under development	4,311	5,680	11,609	19,732
Deferred expenses and other assets	4,172	1,376	7,788	3,828
Accounts receivable	[illegible]		405	382
Accounts payable and accrued liabilities	[illegible]		9,323	5,016

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15) FINANCIAL INSTRUMENTS

Cominar is exposed to financial risks that arise from fluctuations in interest rates and in the credit quality of its tenants.

Interest rate risk

Accounts receivable, except for the balance of sale mentioned in note 18, and accounts payable and accrued liabilities bear no interest.

The interest rates on mortgages payable, convertible debentures and bank indebtedness are disclosed in notes 6, 7 and 8 respectively.

Credit risk

Credit risk arises from the possibility that tenants may experience financial difficulty and be unable to fulfill their lease commitments. Cominar mitigates this risk via geographic and sector diversification of its portfolio and a varied tenant mix.

Fair value

The fair value of Cominar's financial assets and liabilities, such as accounts receivable, cash and cash equivalents, bank indebtedness, accounts payable and accrued liabilities and distributions payable to unitholders, approximated the carrying value as at September 30, 2006 due to their short-term nature or based on the fact they bear interest at current market rates.

As at September 30, 2006, the fair value of mortgages payable exceeded the carrying value by approximately $4,823 [$5,466 as at December 31, 2005] due to changes in interest rates since the dates on which the individual mortgages payable were obtained. The fair value of mortgages payable has been estimated based on current market rates for mortgages of similar terms and maturities.

As at September 30, 2006, the fair value of convertible debentures exceeded the carrying value by approximately $2,309 [$7,088 as at December 31, 2005] due to changes in interest rates since the issuance date. The fair value of convertible debentures has been estimated based on the current market rate for debt securities of similar terms and maturities.

16) SEGMENTED INFORMATION

Cominar's activities include three property types located entirely in the Province of Québec. The accounting policies followed for each property type are the same as those disclosed in the significant accounting policies. The following table indicates the financial information from continuing operations related to these property types:

Period of three months ended September 30, 2006

	Office properties $	Retail properties $	Industrial & mixed-use properties $	Total $
Rental revenue from income properties	11,757	10,135	10,850	32,742
Depreciation of income properties	1,511	1,276	1,354	4,141
Net operating income (1)	7,262	5,946	7,706	20,914

Period of three months ended September 30, 2005

	Office properties $	Retail properties $	Industrial & mixed-use properties $	Total $
Rental revenue from income properties	10,857	9,884	9,071	29,812
Depreciation of income properties	1,517	1,186	1,045	3,748
Net operating income (1)	6,515	6,140	6,379	19,034

Period of nine months ended September 30, 2006

	Office properties $	Retail properties $	Industrial & mixed-use properties $	Total $
Rental revenue from income properties	34,327	30,786	33,551	98,664
Depreciation of income properties	4,534	3,811	3,743	12,088
Net operating income (1)	20,537	17,531	21,391	59,459
Income properties	241,590	219,853	226,597	688,040

Period of nine months ended September 30, 2005

	Office properties $	Retail properties $	Industrial & mixed-use properties $	Total $
Rental revenue from income properties	32,866	29,128	28,895	90,889
Depreciation of income properties	4,478	3,471	3,094	11,043
Net operating income (1)	19,670	16,848	17,731	54,249
Income properties	246,863	204,203	188,126	639,192

NOTE

(1) Net operating income is operating income before interest, depreciation, amortization, Trust administrative expenses, other income and unusual item.

17) UNUSUAL ITEM

As part of its growth strategy, Cominar incurred, in the first quarter of 2006, non-recurring expenses in connection with a transaction which was not concluded. These expenses are all reflected in the statement of income of the first quarter.

18) DISCONTINUED OPERATIONS

During June 2005, Cominar sold an industrial and mixed-use property for a consideration of $2,700 of which $675 was paid in cash. The remaining $2,025 bearing interest at 7.5%, is receivable in February 2007 and is recorded under the accounts receivable. A gain on sale of $248 was realized.

19) SUBSEQUENT EVENTS

On October 31, 2006, Cominar acquired a 133,000 square foot office property for an amount of $19 million, paid in cash.

On November 6, 2006, Cominar acquired land for an amount of $200.

20) CONTRACTUAL OBLIGATION

Canada Post Corporation, the sole occupant of a 56,337 square foot industrial and mixed-use property located in Québec City, exercised its option to purchase the leased property, as per its lease agreement. It will become the owner therof on or about December 15, 2006 for an amount of $3,662. This transaction will result in a gain on sale of assets of approximately $625.

21) CONTINGENCY

Cominar recently received a notice of expropriation with respect to a 171,000 square foot office building located at 300 Viger Street East, in Montréal.

The expropriation process being at a preliminary stage, it is not currently possible to estimate the indemnity that might be paid out by the expropriating authority.

22) COMPARATIVE FIGURES

Certain figures of the 2005 financial statements have been reclassified to conform with the 2006 presentation.

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MANAGEMENT'S DISCUSSION
AND ANALYSIS > 2005

March 2, 2006

Cominar Real Estate Investment Trust



COMINAR



INTRODUCTION

The following is a discussion of the consolidated financial condition and results of operations of Cominar Real Estate Investment Trust ("Cominar" or the "Trust") for the years ended December 31, 2005 and 2004, and should be read together with Cominar's audited consolidated financial statements. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the discussion regarding forward-looking statements.

Cominar's audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All amounts are in Canadian dollars unless otherwise indicated.

The Trust has issued guidance on and reports on certain non-GAAP measures that are used by management to evaluate the performance of Cominar. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, reconciled with their nearest GAAP measure and given no more prominence than the closest GAAP measure.

FORWARD-LOOKING STATEMENTS

This document and the Management's discussion and analysis contain statements about expected future events and financial and operating results of Cominar that are forward-looking. By their nature, forward-looking statements require the Trust to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors may cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

Factors that may cause actual results to differ materially include but are not limited to economic conditions, the financial position of tenants, the Trust's ability to refinance its debts upon maturity and to lease vacant space, as well as changes in interest rates and other risk factors discussed herein and listed from time to time in Cominar' reports, comprehensive public disclosure documents, including the Annual Information Form, and in other documents filed with securities commissions in Canada and filed on SEDAR at *www.sedar.com*.

For further information, see the "Risks and Uncertainties" section of the Management's discussion and analysis.

The Trust has neither the intention nor the obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

SUMMARY

COMINAR IS AN UNINCORPORATED CLOSED-END INVESTMENT TRUST CONSTITUTED PURSUANT TO A CONTRACT OF TRUST AND GOVERNED BY THE LAWS OF THE PROVINCE OF QUEBEC. THE TRUST'S UNITS AND CONVERTIBLE DEBENTURES ARE PUBLICLY TRADED ON THE TORONTO STOCK EXCHANGE (TSX) UNDER THE SYMBOLS CUF.UN AND CUF.DB, RESPECTIVELY.

Cominar is one of the largest owners and managers of commercial properties in the Province of Quebec. Through a series of acquisitions, construction projects and developments made since the Trust was created in 1998, leasable space in Cominar's property portfolio has more than tripled, from 51 properties with total space of approximately 3.1 million square feet, concentrated in the Quebec City area, to 129[1] properties with total space of over 9.7[1] million square feet, divided between the Quebec City and Montreal regions. The gross book value of Cominar's income properties and properties under development rose from $244.6 million in 1998 to $724.3 million as at December 31, 2005.

Cominar's property portfolio is evenly divided among three sectors. These three sectors are office buildings, retail properties and industrial and mixed-use properties. Each contributes to Cominar's results in roughly the same proportions.

[1] As at March 2, 2006. These figures include properties built and under development.

OBJECTIVES AND STRATEGY

Cominar's principal objectives are to deliver to its unitholders growing tax-deferred cash distributions and to increase and maximize unit value.

To achieve its objectives, Cominar pursues the following strategy:

Property Portfolio Expansion

In order to increase the leasable space in its property portfolio, Cominar continues to seek opportunities for acquisitions, construction projects and development in the Quebec City and Montreal areas. The first criterion Cominar uses in evaluating any acquisition or development continues to be the ratio between the acquisition/development price, the related debt and the anticipated profitability of the project in question in the short and long term.

Because of the steady rise in property prices, Cominar maintains a conservative growth strategy, based on a very strict selection of properties to be acquired and on the construction and development of quality properties in strategic locations sought by customers in the Montreal and Quebec City areas.

For the past few years, Cominar has been accelerating the development of some of its properties that offer potential for yield growth and the construction of new properties to meet its profitability criteria in a buoyant market.

Proactive Property Management

Commercial real estate is a dynamic investment and requires active and experienced management. Cominar stresses keeping its occupancy rates high and seeks growth in its lease income to maximize return on investment for unitholders.

Sector Diversification

An integral part of Cominar's strategy from its beginnings has been to maintain an even balance in its property portfolio among the following three sectors: office buildings, retail properties and industrial and mixed-use properties. This diversification of its activities among three types of properties allows Cominar to reduce the risk associated with a given sector and also contributes to steady revenue and income growth.

Geographic Diversification

Geographic diversification is also an integral part of Cominar's growth strategy. While strengthening its dominant position in the Quebec City area, Cominar established a major presence in the Montreal area from the outset where it owned 41 properties amounting to nearly 3.6 million square feet of leasable space as at March 2, 2006. Like sector diversification, geographic diversification helps Cominar to better mitigate the risks associated with the real estate business.

Prudent Debt Management

Debt management continues to be a decisive factor in growth and stability for a real estate investment trust. Although the Contract of Trust that governs Cominar authorizes a debt to gross book value ratio of less than or equal to 60% of the gross book value of the portfolio, Cominar is keeping this ratio equal to or less than 55%. Management believes that this disciplined policy contributes to the stability of future distributions and prudent growth.

FINANCIAL PERFORMANCE INDICATORS

Cominar measures the success of its strategy by a series of financial performance indicators. The main indicators are as follows:

Cash Distributions

Cominar's principal objective continues to be to increase distributions to its unitholders. Since the Trust was founded in 1998, annual distributions to unitholders have risen from $0.894[1] to $1.21, a total increase of 35.9%, amounting to an average annual increase of 4.5%.

Distributable Income

Another important Cominar objective is to increase its long-term distributable income. Since its inception, the Trust's distributable income has risen by 46.7%, from $0.936[1] to $1.373 per unit.

Distributable Income Payout ratio

In accordance with the Contract of Trust that governs Cominar, Cominar is required to distribute each year at least 85% of its distributable income to its unitholders. For the last few years, Cominar has maintained one of the lowest payout ratios of real estate investment trusts in Canada. This conservative approach allows Cominar to retain the funds necessary for expenditures on fixed assets and its leasing objectives. For the fiscal year ended December 31, 2005, the Trust's payout ratio was 88.1%, in line with the ratio of previous years.

Debt Ratio

As indicated above, debt management is a decisive factor in the growth and stability of a real estate investment trust. Although the Contract of Trust that governs Cominar authorizes it to maintain a debt to gross book value ratio of less than or equal to 60% of the gross book value of the property portfolio, Cominar prefers to have a prudent and disciplined policy and keeps its portfolio's debt to gross book value ratio at 55% or less. Since its inception, Cominar has maintained, as at December 31, an average debt ratio of 48.6%. For the year ended December 31, 2005, the debt ratio was 49.0%.

---

[1] The results for fiscal 1998 were annualized because the year consisted of only 225 days.

Summary of Financial Performance Indicators

The following graphs present the financial performance indicators since the Trust was created in 1998:

Distributions per unit ($)



+ 36 %
1.300
1.150
1.000
0.850
0.700
0.550
0.894
1.052
1.061
1.086
1.107
1.152
1.178
1.210
98(1) 99 00 01 02 03 04 05

Distributable income per unit ($)



+ 47 %
1.450
1.300
1.150
1.000
0.850
0.700
0.936
1.108
1.178
1.212
1.277
1.303
1.326
1.373
98(1) 99 00 01 02 03 04(2) 05

Distributable income payout ratio (%)



100
95
90
85
80
75
95.5
94.9
90.1
89.6
86.7
88.4
87.3
88.1
98 99 00 01 02 03 04 05

Debt ratio (%)



55
50
45
40
35
30
48.2
51.7
52.8
44.9
49.0
43.7
49.3
49.0
98 99 00 01 02 03 04 05

[1] The results for fiscal 1998 were annualized because the year consisted of only 225 days.

[2] Excluding $740,000 in non-recurring revenues

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are essential to the understanding and interpretation of the financial results appearing in this annual report. The significant accounting policies used in preparing the consolidated financial statements for the fiscal years ended December 31, 2005 and 2004, respectively, are summarized in note 2 of the notes to consolidated financial statements. The following text summarizes these accounting policies.

Basis of Preparation

Cominar's audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates that affect the amounts of assets and liabilities reported in the financial statements. These estimates also affect the disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could therefore differ from these estimates.

Revenue Recognition

Rental revenue from income properties includes rents from tenants under leases, realty taxes and operating cost recoveries, lease cancellation fees, parking income and incidental income.

Since January 1, 2004, in accordance with Section 1100 of the Canadian Institute of Chartered Accountants ("CICA") Handbook, "Generally Accepted Accounting Principles", rental revenues from leases with contractual rent increases are recognized in income based on the straight-line method. Previously, rental revenues from leases were recognized as they became due. This accounting policy was adopted prospectively.

Income Properties

Income properties are stated at cost. The cost includes all acquisition costs and improvements to income properties. Since September 12, 2003, Cominar has prospectively applied EIC-140 of the CICA Handbook, "Accounting for Operating Leases Acquired in Either an Asset Acquisition or a Business Combination". In accordance with this Abstract, the CICA now requires that a portion of the purchase price of an income property be allocated to in-place operating leases, based on their fair value, to the value of customer relationships and to the fair value of leasehold improvements.

This allocation is based on management assumptions and estimates. These intangible assets are included in income properties and are amortized on a straight-line basis over the terms of the related leases. Previously, no value was allocated to these intangible assets. The adoption of this Abstract accelerated the depreciation of income properties, but had no impact on distributable income.

Depreciation of Income Properties

Since January 1, 2004, in accordance with Section 1100 of the CICA Handbook, "Generally Accepted Accounting Principles", income properties have been depreciated using the straight-line method in order to fully depreciate their residual value over a forty-year term. Previously, income properties were depreciated using the sinking fund basis at the rate of 5%. The prospective adoption of this accounting policy increased depreciation of income properties for the years ended December 31, 2005 and 2004, thereby reducing net income for these years. However, there was no impact on distributable income since the depreciation of income properties is added back to net income for the purpose of calculating distributable income.

The intangible assets, which represent acquisition costs for in-place operating leases, customer relationships and tenant improvements, are amortized on a straight-line basis over the terms of the related leases.

Properties under Development

Properties under development are stated at cost. Cost includes initial acquisition costs, other direct costs, realty taxes, interest related to their financing and all operating revenues and all expenses during the development period.

Capitalization of costs to properties under development continues until the property reaches its accounting completion date, the determination of which is based on achieving a satisfactory occupancy level within a predetermined time limit.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with its expected future net undiscounted cash flows from use together with its residual value. If Cominar considers that such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value.

Deferred Expenses and Other Assets

Deferred expenses and other assets mainly consist of leasing costs such as leasehold improvements realized through operating activities and other expenses, including tenant inducements and leasing commissions. These expenses are deferred and amortized on a straight-line basis over the terms of the related leases. Financing costs are deferred and amortized on a straight-line basis over the terms of the related loans.

Unit Option Plan

Under a unit option plan, Cominar has granted options to purchase units to trustees, management and employees of Cominar. In accordance with Section 3870 of the CICA Handbook, "Stock-based Compensation and other Stock-based Payments", Cominar recognizes an expense for employee stock-based compensation using the fair value-based method and the stock-based compensation costs are amortized using the graded vesting method.

Per Unit Results

Basic net income per unit is calculated based on the weighted-average number of units outstanding for the year. The calculation of net income per unit on a diluted basis considers the potential exercise of outstanding unit purchase options and the potential issuance of units under convertible debentures, if dilutive.

SELECTED FINANCIAL INFORMATION

The following table presents a summary of selected financial information for the fiscal years indicated below:

(in thousands of $, except amounts per unit)	Dec. 31, 2005	Dec. 31,2004	Dec. 31, 2003
Operating revenues	122,104	110,901	96,577
Net operating income	74,082	68,106	58,085
Net operating income per unit	2,273	2,137	2,146
Net income	31,327	31,535	31 022
Basic net income per unit	0,961	0,990	1,146
Diluted net income per unit	0,946	0,981	1,143
Distributable income per unit	1,373	1,349	1,303
Distributions per unit	1,210	1,178	1,152
Total income properties	658,855	640,889	518,770
Total properties under development	22,020	20,967	21,486
Total assets	725,582	705,654	602,882
Total mortgages payable	253,581	262,247	270,715
Total convertible debentures	97,535	100,000	—
Total bank indebtedness	25,811	—	—
Weighted average number of units (000)	32,585	31,869	27,064
Weighted average number of diluted units (000)	33,111	32,144	27,147

Notes

(1) The application of new accounting policies in fiscal year 2004 has had an impact on the financial data presented in the table above. We refer readers to the "Summary of Significant Accounting Policies" section to learn about the extent of the impact.

(2) "Distributable income" is defined in the "Operating Results" section on page 18 and in note 13 of the consolidated financial statements for the fiscal years ended December 31, 2005 and 2004.

(3) Some 2004 data was reclassified due to the sale of a property in 2005 presented as discontinued activities.

The increase in operating revenues over the past three years is the result of acquisitions and developments during this period. This increase has also had an impact on total long-term borrowings and bank indebtedness, which rose from $271 million in 2003 to $377 million in 2005, while the net book value of income properties and properties under development increased by $141 million in this period.

OPERATING RESULTS

Principal Financial Data for the Fiscal Year

The principal consolidated financial data presented below, which is for the last two fiscal years, should be read in conjunction with the financial statements.

Consolidated Statements of Income for Fiscal 2005 and 2004

(in thousands of $, except amounts per unit)	Dec 31, 05	Dec 31, 04	Change ($)	Change (%)
Operating revenues	122,104	110,901	11,203	10.1
Operating expenses				
Operating costs	24,614	22,184	2,430	11.0
Realty taxes and services	22,163	19,522	2,641	13.5
Property management expenses	1,245	1,089	156	14.3
	48,022	42,795	5,227	12.2
Net operating income	74,082	68,106	5,976	8.8
Interest on borrowings	21,079	18,058	3,021	16.7
Depreciation of income properties	14,766	12,458	2,308	18.5
Amortization of deferred expenses and other assets	5,648	5,257	391	7.4
	41,493	35,773	5,720	16.0
Operating income from real estate assets	32,589	32,333	256	0.8
Trust administrative expenses	1,757	1,886	(129)	(6.8)
Other revenues	238	1,054	(816)	(77.4)
Net income from activities	31,070	31,501	(431)	(1.4)
Net income from discontinued activities	257	34	223	655.9
Net income	31,327	31,535	(208)	(0.7)
Distributable income [1]	44,749	42,992	1,757	4.1
Basic net income per unit [2]	0,961	0,990	(0,029)	(2.9)
Distributable income per unit [1]	1,373	1,349	0,024	1.8

Notes

(1) Cominar is governed by a Contract of Trust that requires it to distribute 85% or more of its distributable income to unitholders. "Distributable income" is defined on page 18 and in note 13 of the consolidated financial statements for the fiscal years ended December 31, 2005 and 2004.

(2) Considering there is a negligible difference between basic net income per unit and diluted net income per unit, the latter is not presented in this table.

359

Operating Revenues and Net Operating Income

In fiscal 2005, Cominar's operating revenues rose by $11.2 million or 10.1% to $122.1 million, compared to $110.9 million in 2004. Net operating income[1] also increased considerably to $74.1 million, or nearly $6.0 million more than in 2004. The main sources of these increases were acquisitions and developments that were incorporated into the property portfolio in fiscal 2004 and 2005. Since the contribution of an acquisition or development is not fully discernible until the following year, the 2004 acquisitions and developments did not contribute to the increase in operating revenues until 2005.

The following graphs compare operating revenues and net operating income for the periods ended December 31, 2004 and 2005.


Operating Revenues
(in millions of $)
Period ended December 31
+ 10 %
110.9
122.1
2004
2005
Net Operating Income
(in millions of $)
Period ended December 31
+ 9 %
68.1
74.1
2004
2005

During fiscal 2005, the ratio of net operating income to operating revenues held steady at 60.7%, a level comparable to the four previous fiscal years.

While maintaining its dominant position in the Quebec City area, Cominar began to geographically diversify its property portfolio in 1999 by acquiring properties in the Montreal area. As at December 31, 2005, Cominar owned 40 properties in the Montreal region amounting to roughly

[1] Although the concept of net operating income is not a measure defined by GAAP, it is widely used in real estate. Cominar defines it as operating income before interest on borrowings, depreciation of income properties, amortization of deferred expenses and other assets, Trust administrative expenses and other revenues.

35% of the rental space in its property portfolio. For the year ended December 31, 2005, properties in the Montreal area accounted for 31.6% and 34.9%, respectively, of total operating revenues and net operating income.

Geographic Breakdown

	Quebec City		Montreal	
	2005	2004	2005	2004
Number of properties	88	83	40	39
Rental space (sq. ft.)	6,152,302	6,114,760	3,371,830	3,298,000
Operating revenues ($000)	83,509	79,968	38,595	30,933
Net operating income ($000)	48,242	46,798	25,840	21,308

Note: This data includes properties built and under development.

The following table shows the breakdown of net operating income among Cominar's three sectors, namely office buildings, retail properties and industrial and mixed-use properties. This breakdown varies according to changes in the property portfolio, with each sector however representing around one-third of annual net operating income. Keeping a balanced portfolio enables Cominar to reduce the instability related to cash flow. The industrial and mixed-use property sector is quite stable, while the retail sector is riskier, but with a higher potential for profitability. The office building sector risk falls between the other two sectors.

Breakdown of Net Operating Income

(in thousands of dollars)

	Net operating income			Breakdown among sectors (%)		
	2005	2004	2003	2005	2004	2003
Sector						
Office	26,422	23,668	18,362	35.7	34.8	31.6
Retail	22,800	22,164	20,641	30.8	32.5	35.5
Industrial and mixed-use	24,860	22,274	19,082	33.5	32.7	32.9
Total	74,082	68,106	58,085	100.0	100.0	100.0

In 2005, the office and industrial and mixed-used sectors had the strongest growth due to acquisitions and developments integrated into the portfolio in fiscal 2004 and 2005.

Cominar's geographic and sectorial diversification generates a great diversity in business customers. Cominar has over 1,600 customers in many areas of activity, with average occupied space of 6,200 square feet. Cominar's largest individual client only represents 8.4% of fiscal 2005 operating revenues. No other individual client represents more than 5% of the year's operating revenues.

Cominar's dominant position in the Quebec City area fosters business development with the two principal levels of government. Such a market is advantageous in that it shows greater stability during downturns in the economy. Quebec government related leases contributed 9.6% to fiscal 2005 operating revenues, while federal government related leases contributed 4.7%.

Operating Expenses

The main expenses related to the operation of income properties include energy, realty taxes and services, interest on borrowings and the depreciation of income properties. These expenses combined amount to nearly 80% of all operating expenses for Cominar's income properties.

Energy

Cominar has taken innovative steps to save energy in the income properties in its portfolio. Since most of its properties are close to each other, Cominar is able to pool the demand for energy from groups of properties in order to purchase the power required at rates that would otherwise be available only to much larger properties. Moreover, Cominar has developed a state-of-the-art computerized energy management system that controls and generates additional power at variable levels above certain energy consumption thresholds by using relatively less costly sources of energy.

Energy expenses were $13.2 million in 2005 compared to $12.3 million in 2004, an increase of 7.5%. This increase was primarily the result of acquisitions and developments added to income properties during these periods.

In 2005, Cominar was one of three businesses in the province of Quebec to receive a "Réseau Écoélectrique" certificate from Hydro-Québec, in recognition of its energy-saving initiatives in the Cominar tower and of the modernization of mechanical equipments at Place de la Cité.

Realty Taxes and Services

Realty taxes and services rose by $2.6 million in 2005. Of this amount, $2.2 million is attributable to income properties that were acquired and developed in 2004 and 2005, which have contributed to a slight rise in this expense relative to operating revenues, from 17.6% in 2004 to 18.2% in 2005.

Interest on Borrowings

Interest on borrowings rose by $3.0 million in 2005. This increase comes mainly from the public issue of 100,000 convertible debentures in a total amount of $100 million, completed in September 2004. The proceeds from this issue were used to finance the acquisitions and developments completed in 2004 and 2005. In 2005, interest on borrowings amounted to 17.3% of operating revenues compared to 16.3% in 2004. This 1% increase is explained by the fact that the properties under development that were added to the income property portfolio in 2005 have not all yet reached their full yield potential. Although property development is currently generating a higher yield than acquisitions, it has the drawback of taking more time to reach the desired yield level.

Depreciation of Income Properties

The transition from the sinking fund basis of depreciation to straight-line depreciation to determine the book depreciation of income properties and the allocation of a portion of the acquisition cost of an income property to the fair market value of operating leases, to the fair value of customer relations, and to the fair value of leasehold improvements, which are items that are depreciated over the period of the related leases, accelerated the pace of this expense and thus slowed net income growth. In 2005, depreciation of income properties increased by $2.3 million due to acquisitions and developments in 2004 and 2005 and amounted to 12.1% of operating revenues in 2005 compared to 11.2% in 2004.

Net Income

For comparative purposes, net income for fiscal years 2004 and 2005 presented below has been adjusted to exclude non-recurring gains, i.e., a $248,000 gain on sale of a property sold in June 2005 and a $740,000 gain posted in 2004 from a dispute settlement. With these adjustments, net income increased by $284,000 in 2005, but dropped slightly on a per-unit basis.

The following table presents the net income calculations, taking into consideration these adjustments:

Net Income

(in thousands of dollars, except amounts per unit)

	2005	2004
Net income for the year	31,327	31,535
Gain on sale of income property	(248)	—
Revenue from settlement of legal dispute	—	(740)
Adjusted net income	31,079	30,795
Adjusted net income per unit	0.954	0.966

Distributable Income and Distributions

Although the concept of "distributable income" is not a financial measure defined under GAAP, it is a measure widely used in the field of income trusts. Management considers distributable income an excellent tool for assessing Cominar's operating performance. Distributable income generally corresponds to net income established in accordance with GAAP, excluding depreciation of income properties, amortization of above-market leases, compensation costs related to unit options, deferred rentals and gains or losses on sale of income properties. Under the Contract of Trust governing Cominar, the annual total of monthly distributions paid to unitholders must represent at least 85% of annual distributable income.

The table below presents the distributable income calculation and the distributable income adjusted, for comparison purposes, to exclude non-recurring income from a dispute settlement in 2004, as well as a reconciliation with net income calculated in accordance with GAAP.

Distributable Income and Distributions

(in thousands of dollars, except amounts per unit)

	2005	2004
Net income for the year	31,327	31,535
Depreciation of income properties	14,793	12,472
Amortization of above-market leases	120	56
Compensation costs related to unit option plan	200	289
Gain on sale of an income property	(248)	—
Deferred rentals	(1,443)	(1,360)
Distributable income for the year	44,749	42,992
Revenue from settlement of legal dispute	—	(740)
Adjusted distributable income	44,749	42,252
Distributions to unitholders	39,549	37,706
Weighted average number of units outstanding	32,585	31,869
Basic distributable income per unit	1.373	1.349
Adjusted basic distributable income per unit	1.373	1.326
Distributions per unit	1.210	1.178
Payout ratio	88.1%	87.3%
Adjusted payout ratio	88.1%	88.8%

As shown in the table above, adjusted distributable income for 2005 was $44.7 million, or $1.373 per unit, compared to a 2004 figure of $42.3 million, or $1.326 per unit, representing increases of 5.9% and 3.5%, respectively.

Per unit distributions rose from $1,178 in 2004 to $1,210 in 2005, while the adjusted payout ratio stood at 88.1% compared to 88.8% in 2004. This attests to Cominar's ability to manage growing distributions while maintaining its payout ratio in order to secure enough leeway to ensure the stability of future distributions. In addition, for the past few years, Cominar has had one of the lowest payout ratios of all real estate investment trusts in Canada, which also reflects the caution exercised in operations management.

SELECTED QUARTERLY INFORMATION

The following table presents Cominar's quarterly results for 2004 and 2005:

Data Included in the Interim Reports for Fiscal 2005

(in thousands of dollars, except amounts per unit)

	Q-1 2005	Q-2 2005	Q-3 2005	Q-4 2005
Operating revenues	30,407	30,654	29,812	31,231
Net operating income	16,775	18,442	19,034	19,831
Net income	6,045	8,042	8,322	8,918
Adjusted net income	6,045	7,794	8,322	8,918
Basic net income per unit	0.187	0.247	0.255	0.272
Adjusted basic net income per unit	0.187	0.239	0.255	0.272
Distributable income	9,419	11,220	11,818	12,292
Adjusted distributable income	9,419	11,220	11,818	12,292
Basic distributable income per unit	0.291	0.344	0.362	0.375
Adjusted basic distributable income per unit	0.291	0.344	0.362	0.375
Weighted average number of units (000)	32,357	32,576	32,632	32,770

Data Included in the Interim Reports for Fiscal 2004[1]

(in thousands of dollars, except amounts per unit)

	Q-1 2004	Q-2 2004	Q-3 2004	Q-4 2004
Operating revenues	27,419	27,814	27,063	28,605
Net operating income	15,264	16,960	17,259	18,623
Net income	6,821	8,788	8,034	7,892
Adjusted net income	6,821	8,048	8,034	7,892
Basic net income per unit	0.215	0.276	0.252	0.246
Adjusted basic net income per unit	0.215	0.253	0.252	0.246
Distributable income	9,249	11,533	10,991	11,219
Adjusted distributable income	9,249	10,793	10,991	11,219
Basic distributable income per unit	0.292	0.363	0.344	0.350
Adjusted basic distributable income per unit	0.292	0.339	0.344	0.350
Weighted average number of units (000)	31,690	31,814	31,909	32,058

Notes:

(1) Certain 2004 figures have been reclassified to conform with the 2005 presentation.

(2) Because the difference between basic and diluted net income per unit was negligible, the diluted figure has not been presented in these tables.

(3) For an appropriate comparison of second quarter results for 2004 and 2005, the figures must be adjusted to exclude a $248,000 gain on the sale of income property posted in the second quarter of 2005 and $740,000 in income from a dispute settlement in the second quarter of 2004.

Quarterly result analysis has tended to confirm over the years that the first quarter is the least profitable time of the year due to winter expenses such as snow removal and energy, which tenants usually pay for throughout the year in their leases.

First and second quarter operating revenues also include considerable realty taxes and services billed to tenants, who pay upon receipt of their realty tax bills. Given that these expenses are also posted under operating expenses for the same quarters, net operating income is not affected.

Net income for the first three quarters of fiscal 2005 suffered from the issue of 100,000 convertible debentures in September 2004, since proceeds from the $100 million issue were only gradually invested in the acquisition of income properties and developments, and these assets were only recently added to the property portfolio. The gap between 2005 and 2004 quarterly net incomes narrowed as Cominar approached the convertible debenture issuance date. With the developments and income property acquisitions integrated into the portfolio, the 2005 fourth quarter net income of $8.9 million exceeded that of 2004 by $1 million, or 13%.

2005 Fourth Quarter Results

For the quarter ended December 31, 2005, operating revenues increased by 9.1% over the fourth quarter of 2004, rising from $28.6 million to $31.2 million. Net operating income amounted to $19.8 million, a 6.5% increase over the corresponding quarter of fiscal 2004. Net income rose from $7.9 million to $8.9 million, or 12.7%. Distributable income amounted to $12.3 million, compared to $11.2 million as at December 31, 2004, for an increase of 9.8%. The per-unit amount was $0.375, compared to $0.350 for the quarter ended December 31, 2004, an increase of 7.1%. Unitholder distributions increased by 3.0% over the corresponding quarter in 2004, rising from $9.9 million, or $0.308 per unit, to $10.2 million, or $0.310 per unit. Funds from operations totaled $14.1 million, or $0.430 per unit, compared to $12.7 million, or $0.396 per unit in the fourth quarter of 2004.

LIQUIDITY AND CAPITAL RESOURCES

The following table presents a summary of Cominar's consolidated balance sheet for the years ended December 31, 2005 and 2004. The changes in 2005 were due to property acquisitions and developments.

Selected Data from the Consolidated Balance Sheet

Year ended December 31
(in thousands of dollars)

	2005	2004
Income property	658,855	640,889
Properties under development	22,020	20,967
Other	44,707	43,798
TOTAL ASSETS	725,582	705,654
Mortgages payable	253,581	262,247
Convertible debentures	97,535	100,000
Bank indebtedness	25,811	—
Other	25,513	21,939
TOTAL LIABILITIES	402,440	384,186

Debt Overview

Over the past two years, Cominar has diversified its sources of financing beyond traditional bank loans and mortgages by issuing $100 million in convertible unsecured subordinated debentures. Cominar attempts to minimize its exposure to variable interest rates as much as possible to protect against potential interest rate increases. As at December 31, 2005, only 8.9% of Cominar's long term debt had variable interest rates.

369

Long Term Debt

The following table presents Cominar's debt balance, including mortgages payable and convertible debentures, as at December 31, 2005, by year of maturity and weighted average interest rate.

Long Term Debt
Year ended December 31
(in thousands of dollars)

	Debt balance ($)	Weighted average interest rate (%)
2006	43,553	6.05
2007	46,709	6.19
2008	124,579	6.06
2009	—	—
2010	—	—
2011 and after [1]	136,275	6.58
TOTAL	**351,116**	**6.28**

Note: (1) Includes $97,535 in convertible debentures maturing in 2014.

Mortgages Payable

As at December 31, 2005, mortgages payable amounted to $253.6 million, compared to $262.2 million the previous year, a drop of 3.3%.

As at the same date, the weighted average mortgage rate was 6.27%, compared to 6.32% on December 31, 2004. Cominar has staggered its mortgage expiry dates over a number of years to reduce the risks related to renewal. In 2006, $42.5 million in mortgages will be up for renewal. Cominar does not foresee any difficulties refinancing these mortgages as they mature.

The table below shows mortgage repayments for the upcoming fiscal years:

Mortgage Repayments

Year ending December 31 (in thousands of $)

	Payment of principal	Balance at maturity	Total
2006	9,592	42,485	52,077
2007	7,693	43,162	50,855
2008	3,025	115,070	118,095
2009	2,382	—	2,382
2010	2,563	—	2,563
2011 and after	14,605	13,004	27,609
TOTAL	**39,860**	**213,721**	**253,581**

The following table presents the mortgage balances as at December 31, 2005, by maturity and weighted average rate:

Mortgage Balances as at December 31, 2005 by maturity

Year ended December 31 (in thousands of $)

	Mortgage balances ($)	Weighted average interest rate (%)
2006	43,553	6.05
2007	46,709	6.19
2008	124,579	6.06
2009	—	—
2010	—	—
2011 and after	38,740	7.29
TOTAL	**253,581**	**6.27**

The following table shows the decrease in weighted average mortgage rates over the past years:

	2005	2004	2003	2002	2001
Annual weighted average interest rate (%)	6.27	6.32	6.31	6.55	6.84

Convertible Debentures

In September 2004, Cominar completed a public offering of convertible unsecured subordinated debentures, bearing interest at the annual rate of 6.30%, for total gross proceeds of $100 million. These debentures are described in note 8 of the consolidated financial statements for the years ended December 31, 2005 and 2004.

The proceeds of this offering were used to acquire a property located at 300 rue Viger in Montreal, as well as for other acquisitions and developments. It was also used to repay a portion of the debt. This investment further enabled Cominar to protect a considerable portion of its debt against a potential rise in interest rates in the course of the next 10 years.

As at December 31, 2005, a total of 2,465 convertible debentures had been converted at a conversion price of $17.40 per unit and outstanding convertible debentures amounted to $97.5 million.

Bank Indebtedness

As at December 31, 2005, Cominar had operating and acquisition facilities of up to $65.9 million, renewable annually, with interest rates set at 0.00% to 0.50% above prime. They were secured by movable and immovable hypothecs on specific assets. These credit facilities are provided by three different financial institutions, and management has reason to believe they will remain available in the future. As at December 31, 2005, bank indebtedness totaled $25.8 million.

Debt Ratio

Since it was first founded, Cominar has managed its debt and used leverage cautiously. Management prefers to keep its debt ratio at or below 55% of its property portfolio's gross book value, although the Contract of Trust permits up to 60%. The following table presents Cominar's debt and interest coverage ratios for the years ended December 31, 2005 and 2004:

Borrowing Ratios

(in thousands of dollars)

	2005	2004
Mortgages payable and bank indebtedness	279,392	262,247
Convertible debentures	97,535	100,000
Total long term debt	376,927	362,247
Portfolio gross book value	768,976	734,176
Debt ratio [1] [3]	49.0%	49.3%
Borrowing power		
55% of gross book value	102,000	92,500
60% of gross book value	211,000	195,000
Interest coverage ratio [2] [3]	3.51	3.77

Notes:

(1) The debt ratio is equal to total bank indebtedness, mortgages payable, and convertible debentures divided by the gross book value of the property portfolio (total value of assets plus accumulated depreciation).

(2) The interest coverage ratio is equal to net operating income before interest, amortization, Trust administrative expenses, and other income, divided by interest on borrowings.

(3) These ratios are not defined by GAAP and may differ from those of other entities.

As shown above, the debt ratio as at December 31, 2005, was 49%, which was in line with fiscal 2004. This ratio—one of the lowest of all real estate investment trusts in Canada—provides up to $211,000 in funds for Cominar's future acquisitions at debt ratios authorized under its Contract of Trust. The interest coverage ratio was at 3.51:1, compared to 3.77:1 for fiscal 2004.

Cominar's financial position therefore remains healthy and solid, with a debt-to-gross book value ratio of under 50% as at December 31, 2005, an acquisition capacity of over $100 million at Cominar's preferred debt ratio, relatively little interest rate risk, and credit facilities of $65.9 million, of which only $25.8 million were used as at December 31, 2005.

Cominar believes the funds available will be sufficient for the Trust to meet its current obligations and finance its future growth.

Funds from Operations

Although the notion of "funds from operations" is not a financial measure defined under GAAP, it is widely used in the field of real estate investment trusts. The Real Property Association of Canada ("REALpac") defines this measure as net income (calculated in accordance with GAAP), excluding gains (or impairment provisions and losses) from sales of income properties and extraordinary items, plus depreciation of income properties and amortization of deferred leasing costs. Funds from operations should not be substituted for net income or cash flows from operating activities established in accordance with GAAP in measuring Cominar's performance. The Trust's method of calculating funds from operations is in compliance with REALpac's recommendations, but may differ from the methods used by other trusts, and therefore cannot be used for comparison.

Cominar considers funds from operations a meaningful additional measure of operating performance, since it excludes the assumption that the value of real estate assets diminishes predictably over time and discounts certain items included in net income, established in accordance with GAAP, that are not necessarily indicative of the Trust's operating performance (for example, gains or losses from the sale of income property).

The table below presents a reconciliation of net income as determined in accordance with GAAP and funds from operations for the 12 month periods ended December 31, 2005 and 2004. Due to its non-recurring nature, the $740,000 amount from the settlement of a dispute in 2004 has been excluded to provide a better comparison of the results for the two fiscal years.

Funds from Operations

(in thousands of dollars, except amounts per unit)

	2005	2004
Net income for the year	31,327	31,535
Depreciation of income properties	14,793	12,472
Amortization of deferred leasing costs	5,491	5,090
Gain on sale of an income property	(248)	—
Funds from operations	51,363	49,097
Revenue from settlement of legal dispute	—	(740)
Adjusted funds from operations	51,363	48,357
Weighted average number of units outstanding (basic)	32,585	31,869
Weighted average number of units outstanding (diluted)	33,111	32,144
Basic funds from operations, per unit	1.576	1.541
Diluted funds from operations, per unit	1.551	1.527
Adjusted basic funds from operations, per unit	1.576	1.517
Adjusted diluted funds from operations, per unit	1.551	1.504

Adjusted funds from operations increased by $3.0 million in 2005, or 6.2%, to a total of $51.4 million. The per-unit figure was $1.576, compared to $1.517 in 2004, an increase of 3.9%.

Contractual Obligations

Cominar's most substantial contractual obligations are with regard to its long term debt, including mortgages, convertible debentures and lines of credit, as described above.

ISSUED AND OUTSTANDING UNITS

Ownership interests in Cominar are represented by a single class of unit that is unlimited in number. Units represent a unitholder's proportionate and undivided ownership interest in Cominar. Each unit confers the right to one vote at any unitholders' meeting and to participate equally and ratably in any Cominar distributions.

During the fiscal year, Cominar issued 656,326 units, including (i) 452,950 units pursuant to the exercise of unit options, providing $6.1 million in proceeds; (ii) 61,714 units pursuant to the distribution reinvestment plan; and (iii) 141,662 units pursuant to the conversion of convertible debentures. At the close of fiscal 2005, Cominar had a total of 32.9 million units issued and outstanding, compared to 32.3 million at the close of 2004, for an increase of 1.9%.

Unit Issuance

	2005	2004
Units issued and outstanding, beginning of year	32,284,409	31,668,291
Issued from options exercised	452,950	479,166
Issued under distribution reinvestment plan	61,714	136,952
Issued from conversion of convertible debentures	141,662	—
Units issued and outstanding, end of year	32,940,735	32,284,409

376

PROPERTY PORTFOLIO

Cominar's income properties and properties under development had a net book value of $680.9 million in 2005, compared to $661.9 million as at December 31, 2004. This rise in portfolio value was primarily due to acquisitions and developments completed during these periods.

The following table presents Cominar's property portfolio as at December 31, 2005 and 2004:

Property Portfolio
(in thousands of dollars)

	2005	2004
Income properties	658,855	640,889
Properties under development	22,020	20,967
TOTAL	680,875	661,856
Number of properties [1]	128	122
Leasable area (in thousands of square feet) [1]	9,524	9,413
Composition (% of net operating income)		
Offices	35.7	34.8
Retail	30.8	32.5
Industrial and mixed-use	33.5	32.7

Note: (1) Includes properties built and under development

Property prices continued to rise in 2005, which slowed Cominar's growth. The Trust maintains a disciplined growth strategy based on long term profitability. Given the objective of increasing unitholder distributions and the rising prices in the real estate market, Cominar continues to be highly selective in its choice of acquisitions and developments. During 2005, Cominar acquired three income properties and completed six building developments.

Acquisitions

In 2005, Cominar acquired the following income-producing properties:

Acquisitions

Property	Closing date	Sector of activity[1]	Leasable area(sq. ft.)	Purchase price ($)	Capitalization rate(%)[2]
1050 boul. René-Lévesque Drummondville	March 2005	R	28,906	1,950,000	9.5
940 rue Bergar Laval	April 2005	I	14,800	617,350	9.7
275 St-Sacrement Quebec City	July 2005	I	35,749	1,200,000	9.6
Total/Weighted average capitalization rate			**79,455**	**3,767,350**	**9.6**

Notes:
(1) R - Retail, I - Industrial
(2) Capitalization rate represents forecast net operating income divided by purchase price.

These properties will be subject to development projects totaling nearly $3 million, as described in the next section.

Development Projects

Given the steady rise in real estate prices, Cominar pursued its building development projects in 2005. In general, the capitalization rates on these projects are significantly higher than on the acquisition market, which should yield strong long term returns for unitholders.

Completed Development Projects

During 2005, Cominar completed six building developments representing a total of 322,140 square feet of leasable area and a $24.4 million investment. The weighted average capitalization rate of these projects was 10.7%. These buildings are nearly fully leased and were integrated into Cominar's property portfolio in fiscal 2005.

The following table details the developments completed during the year:

Completed Development Projects

	Sector of activity [1]	Project type [2]	Leasable area (sq. ft.)	Investment ($)	Capitalization rate (%)
Highway 440 project 4500 Louis-B. Mayer, Laval	I	NC	46,740	3,300,000	10.1
1455 32e Avenue, Lachine	I	E	32,500	800,000	10.2
Promenades Beauport, Quebec City	R	E	123,400	7,800,000	10.9
Carrefour Charlesbourg, Quebec City	R	E	76,000	9,800,000	10.9
Henri-IV project, Quebec City 2600 St-Jean-Baptiste	I	NC	35,000	2,100,000	10.5
50, du Président-Kennedy, Lévis	R	NC	8,500	630,000	10.5
Total/Weighted average capitalization rate			**322,140**	**24,430,000**	**10.7**

Notes
(1) I = Industrial, R = Retail
(2) NC = New Construction, E = Expansion

Ongoing Development Projects

As at December 31, 2005, four buildings representing 373,500 square feet of leasable space and a $22.6 million investment were in development and at various stages of completion. Their capitalization rates ranged from 10.1% to 10.5%. Cominar expects to complete most of these projects in winter 2006. The Trust considers demand for lease space of these projects to be high, and the leasing process is unfolding as expected.

The following table presents the development projects under way as at December 31, 2005:

Ongoing Development Projects

	Sector of activity[1]	Project type[2]	Leasable area (sq. ft.)	Investment($)	Capitalization rate (%)	Expected completion	Lease rate (%)
Henri-IV project, Quebec City							
2800 St-Jean-Baptiste	I	NC	105,000	6,500,000	10.5	Winter 2006	63
3000 St-Jean-Baptiste	I	NC	45,000	2,800,000	10.5	Winter 2006	80
Highway 440 project, Laval							
4451 autoroute Laval O.	I	NC	117,000	7,100,000	10.1	Winter 2006	74
2900 J.A. Bombardier	I	NC	106,500	6,200,000	10.1	Spring 2006	15
Total/Weighted average capitalization rate			**373,500**	**22,600,000**	**10.3**		

Notes
(1) I – Industrial, R – Retail
(2) NC – New Construction

380

Upcoming Developments

As at March 2, 2006, Cominar was at various stages of the planning process with a number of development projects, construction of which was not yet under way. These projects are the following:

Upcoming Developments

	Sector of activity[1]	Project type[2]	Leasable area (sq. ft.)	Investment ($)	Capitalization rate (%)	Expected construction start
275 St-Sacrement, Quebec City	I	R, E	66,479	2,200,000	9.6	Winter 2006
940 Bergar, Laval	I	R, E	22,800	350,000	11.8	Winter 2006
1050 René-Lévesque, Drummondville	R	R	28,906	300,000	9.5	Spring 2006
40 ch. du Tremblay, Longueuil	I	E	37,600	1,700,000	10.8	Winter 2006
Rue Godin project, Quebec City	I	NC	30,000	1,600,000	9.4	Winter 2006
Project, Laval	I	NC	80,000	5,300,000	9.9	Spring 2006
Project, St-Bruno	R	NC	105,000	12,600,000	9.8	Spring 2006
Total/Weighted average capitalization rate			**370,785**	**24,050,000**	**9.9**	

Notes:
(1) I – Industrial, R – Retail
(2) R – Renovation, NC – New Construction, E – Expansion

Sales

In 2005, Cominar sold a 45,671 square foot industrial and mixed-use building that no longer fit its investment strategy. This property, located in Anjou, sold for $2.7 million, generating a gain of $248,000.

Portfolio Summary

The following table summarizes Cominar's property portfolio as at March 2, 2006[1]:

Summary by Sector as at March 2, 2006

	OFFICE		RETAIL		INDUSTRIAL		TOTAL	
	NB.	Leasable area (sq. ft.)	NB.	Leasable area (sq. ft.)	NB.	Leasable area (sq. ft.)	NB.	Leasable area (sq. ft.)
Properties	14	2,212,143	28	2,338,749	87	5,190,240	129	9,741,132

Geographic Diversification as at March 2, 2006

	QUEBEC CITY		MONTREAL		TOTAL	
	NB.	Leasable Area (sq. ft.)	NB.	Leasable Area (sq. ft.)	NB.	Leasable Area (sq. ft.)
Properties	88	6,152,302	41	3,588,830	129	9,741,132

Property Portfolio Management

Occupancy Rates

A consistently high occupancy rate year after year generates a stable inflow of funds from operations. Since 1999, Cominar has averaged 95.1% occupancy in its property portfolio. For the 12 months ended December 31, 2005, occupancy stood at 95.3%, which is slightly higher than the previous year.

[1] Includes properties built and under development.

The following table presents the occupancy rates for Cominar properties by sector since 1999:

Evolution of Occupancy Rates by Sector
(%)

	2005	2004	2003	2002	2001	2000	1999
Sector							
Office	95.0	94.7	92.8	90.0	96.0	93.3	94.4
Retail	93.6	94.0	95.7	94.3	93.7	94.7	93.9
Industrial and mixed-use	96.2	95.2	97.3	97.3	94.0	96.2	96.5
Total portfolio	95.3	94.8	96.0	94.7	94.3	95.1	95.3

The stability of the portfolio's occupancy rate year after year reflects the quality of Cominar's properties, the diversity of its clientele and the relative balance of its portfolio among its three sectors of activity.

Lease Renewals

With sound portfolio management and strong client relations, Cominar is able to retain a significant portion of its tenants when their leases expire. Like in most sectors of activity, client retention is a priority for Cominar since a stable client base is much less costly than searching for new tenants.

The following table illustrates this fact and shows the leasable area covered by new client leases each year:

Rental area of expiring, renewed, and new leases
(as at December 31)

	Expiring leases (sq. ft.)	Renewed leases (sq. ft.)	New leases (sq. ft.)	Total (sq. ft.)
1999	546,820	437,624	132,100	569,724
2000	770,387	580,674	331,845	912,519
2001	1,098,301	894,217	392,158	1,286,375
2002	1,141,790	912,739	557,826	1,470,565
2003	1,397,779	1,069,024	580,302	1,649,326
2004	1,350,176	1,030,303	517,997	1,548,300
2005	**1,104,405**	**832,795**	**589,085**	**1,421,880**

As illustrated in the table above, the total for all new and renewed leases has remained higher than total leases expiring every year since the Trust was created.

In 2005, Cominar's leasing team renewed 75.4% of expiring leases and issued new leases for 589,085 square feet. Once again, renewed and new leases represented a total leasable area greater than that of expiring leases.

The following table shows the leases expiring over the next five years:

Expiring Leases

	2006	2007	2008	2009	2010
Office					
Leasable area (square feet)	200,838	213,957	224,477	46,619	191,270
Lease rate/square foot ($)	7.93	9.03	8.94	9.60	9.50
% of office portfolio	9.1	9.7	10.1	2.1	8.6
Retail					
Leasable area (square feet)	200,514	259,917	235,411	184,856	219,753
Lease rate/square foot ($)	10.01	9.88	8.71	11.52	11.39
% of retail portfolio	8.6	11.1	10.0	7.9	9.4
Industrial and mixed-use					
Leasable area (square feet)	570,551	909,139	637,721	467,997	405,645
Lease rate/square foot ($)	5.27	5.50	5.14	6.20	6.00
% of industrial and mixed-use portfolio	11.0	17.5	12.3	9.0	7.8
Total portfolio					
Leasable area (square feet)	971,903	1,383,013	1,097,609	699,472	816,668
Lease rate/square foot ($)	6.80	6.87	6.68	7.83	8.27
% of total portfolio	10.0	14.2	11.3	7.2	8.4

As shown above, the average percentage of expiring leases in the next five years is approximately 10% per year.

SUBSEQUENT EVENTS

On January 30, 2006, Cominar acquired a 217,000 square foot industrial and mixed-use property in Anjou, Quebec, for $7 million, at an estimated capitalization rate of 9.4%.

On that same day, Cominar acquired a 476,000 square foot lot in St-Bruno-de-Montarville at a cost of $3.8 million. The lot is located in the center of an established power center occupied by Wal-Mart, Home Depot and Winners, part of which Cominar already owns. Cominar plans to build a 105,000 square foot multi-building retail complex at an estimated cost of $8.8 million. In keeping with its proven, conservative development strategy, the Trust plans to carry out this project in phases. Cominar is currently negotiating with a number of retail tenants, and the first phase of the project should begin construction in spring 2006. This development project represents a total investment of approximately $12.6 million, at an estimated capitalization rate of 9.8%, as described under "Upcoming Developments".

RELATED PARTY TRANSACTIONS

Jules Dallaire and Michel Dallaire, who are both trustees and members of Cominar's management team, exercise indirect control over Dalcon Inc. ("Dalcon") and Corporation Financière Alpha (CFA) Inc. ("CFA"). Michel Paquet, also a trustee and member of Cominar management, has ties with these companies as a manager. Alain Dallaire, a member of the Cominar management team, has ties with CFA.

In 2005, Cominar posted net rental revenues of $1.3 million from Dalcon and CFA. It incurred $8.3 million in expenses for leasehold improvements performed by Dalcon and $21.9 million for the construction and development of income properties.

Using the services of related companies for property construction work and leasehold improvements enables Cominar to achieve important savings while providing better service to its clients.

DISCLOSURE CONTROLS AND PROCEDURES

The President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer assessed the disclosure controls and procedures (as defined in Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings) as at December 31, 2005, and concluded that the controls and procedures gave reasonable assurance that the material information with respect to the Trust is communicated to management, in particular during the period where annual documents are prepared.

OUTLOOK

Cominar's objectives for fiscal 2006 remain the same: continue delivering growing distributions to unitholders and maximize unit value through proactive management and expansion of its property portfolio.

Cominar will continue to establish itself in its selected markets by seeking out and assessing acquisition opportunities that meet its rigorous selection criteria. Cominar will also pursue several development projects which should offer unitholders excellent returns on investment.

The current portfolio of high quality and well-located properties provides Cominar with a strong base to continue delivering increasing returns to unitholders. We will continue to work toward aggressively managing our costs and improving our operations. Occupancy rates for the properties in our portfolio are stable, and demand for commercial space remains strong in the two markets where we operate. In addition, our development projects all show capitalization rates higher than most in the property market, thereby favoring greater profitability in the long run.

RISKS AND UNCERTAINTIES

Like any real estate entity, Cominar is exposed to certain risk factors in its normal course of business including:

Operational Risk

All immovable property investments are subject to elements of risk. Such investments are affected by general economic conditions, local real estate markets, demand for leased premises, competition from other available premises and various other factors.

The value of immovable property and any improvements thereto may also depend on the credit and financial stability of the tenants and the economic environment in which they operate. The Trust's income and distributable income would be adversely affected if one or more major tenants or a significant number of tenants were to become unable to meet their obligations under their leases or if a significant amount of available space in its properties could not be leased on economically favourable lease terms. However, this risk is minimized by the diversification of the portfolio, which brings more certainty to foreseeable cash flows. This risk is also reduced by the fact that tenants occupy an average area of about 6,200 square feet.

As a fully integrated real estate investment trust, Cominar can also exercise tighter preventive control over its operations while developing a relationship of trust with its clients and improving its operational and financial performance.

Debt and Refinancing

The Trust is subject to the risks associated with debt financing, including the risk that existing mortgages secured by its properties will not be able to be refinanced or that the terms of such refinancing will not be as favourable as the terms of existing mortgages. The Trust's profitability may be impacted by interest rates changes, as interest on borrowings represents a significant cost in the ownership of real estate investments. Cominar seeks to reduce its interest rate risks by spreading the maturity of its long-term debt and limiting as much as possible the use of floating rate debt. As at December 31, 2005, only 8.9% of the REIT's long-term debt had floating interest rates. In 2006, an amount of $42.5 million in mortgages bearing interest at an average weighted rate of 6.05% will have to be renewed. Cominar does not foresee any difficulty in refinancing them as they become due.

Unitholders' Liabilities

Under the heading "Operating Principles", the Contract of Trust states that any written document identifying an immovable hypothec or, in the opinion of the trustees, a material obligation, must contain terms limiting liability to Cominar's assets exclusively, and specifying that no recourse may be taken against unitholders.

Competition

The Trust competes for suitable immovable property investments with third parties that are presently seeking or may seek in the future immovable property investments similar to those desired by the Trust. An increase in the availability of investment funds and interest in immovable property investments may tend to increase competition for immovable property investments, thereby increasing purchase prices and reducing their yield.

In addition, numerous developers, managers and owners of properties compete with the Trust in seeking tenants. The existence of competing developers, managers and owners and competition for the Trust's tenants could have an adverse effect on the Trust's ability to lease space in its properties and on the rents charged, and could adversely affect the Trust's revenues.

Government Regulation

The Trust and its properties are subject to various governmental legislation and regulations. Any change in such legislation or regulation adverse to the Trust and its properties could affect the Trust's financial results.

By their very nature, Cominar's assets and business are not subject to a high environmental risk. In accordance with the operating principles stipulated in its Contract of Trust, Cominar must conduct an environmental audit before acquiring a new property. Environmental audits are conducted on its existing properties when deemed appropriate.

In its leases, Cominar requires that tenants conduct their business in compliance with environmental legislation, and that they be held responsible for any damage resulting from their use of the leased premises.

Construction Risk

Due to its involvement in development and construction activities, the Trust is subject to related risks such as construction cost overruns and other unforeseeable delays. Such risks are minimized by the fact that major projects are done by phases, which allows to better assess the demand for a project in particular.

This Management's Discussion and Analysis, the Annual Information Form, Annual Report and information circular will be posted on SEDAR at *www.sedar.com*.


COMINAR

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS AND FINANCIAL POSITION

Quarter ended September 30, 2006

November 8, 2006

Cominar Real Estate Investment Trust

390

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS AND FINANCIAL POSITION

INTRODUCTION

The following is a discussion of the consolidated financial condition and results of operations of Cominar Real Estate Investment Trust ("Cominar" or the "Trust") for the quarters ended September 30, 2006 and 2005, and should be read together with Cominar's consolidated financial statements. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the discussion regarding forward-looking statements.

Cominar's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All amounts are in Canadian dollars unless otherwise indicated.

NON-GAAP FINANCIAL MEASURES

The Trust has issued guidance on and reports on certain non-GAAP measures, including "net operating income", "distributable income" and "funds from operations", that are used by management to evaluate the performance of Cominar. Because non-GAAP measures do not have a standardized meaning and may differ from other issuers', securities regulations require that non-GAAP measures be clearly defined and qualified, reconciled with their nearest GAAP measure and given no more prominence than the closest GAAP measure. You may find such information in the sections dealing with these financial measures.

FORWARD-LOOKING STATEMENTS

This document and the Management's discussion and analysis contain statements about expected future events and financial and operating results of Cominar that are forward-looking. By their nature, forward-looking statements require the Trust to make assumptions and are subject to inherent risks and uncertainties. There is thus a significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors may cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

Factors that may cause actual results to differ materially include but are not limited to economic conditions, the financial position of tenants, the Trust's ability to refinance its debts upon maturity and to lease vacant space, as well as changes in interest rates and other risk factors discussed herein and listed from time to time in

Cominar' reports, comprehensive public disclosure documents, including the Annual Information Form, and in other documents filed with securities commissions in Canada and filed on SEDAR at www.sedar.com.

For further information, see the "Risks and Uncertainties" section of the Management's discussion and analysis.

The Trust has neither the intention nor the obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

OUR ACTIVITIES

Cominar is an unincorporated closed-end investment trust constituted pursuant to a contract of trust and governed by the laws of the Province of Quebec. The Trust's units and convertible debentures are publicly traded on the Toronto Stock Exchange (TSX) under the symbols CUF.UN and CUF.DB, respectively.

Cominar is one of the largest owners and managers of commercial properties in the Province of Quebec. Through a series of acquisitions, construction projects and developments made since the Trust was created in 1998, leasable space in Cominar's property portfolio has more than tripled, from 51 properties with total space of approximately 3.1 million square feet, concentrated in the Quebec City area, to 139[1] properties with total space of approximately 10.2[1] million square feet, divided between the Quebec City and Montreal regions. The gross book value of Cominar's income properties, properties under development and land held for future development rose from $244.6 million in 1998 to $767.9 million as at September 30, 2006.

Cominar's property portfolio is evenly divided among three sectors. These three sectors are office buildings, retail properties and industrial and mixed-use properties. Each contributes to Cominar's results in roughly the same proportions.

Cominar's principal objectives are to deliver to its unitholders growing tax-deferred cash distributions and to increase and maximize unit value.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are essential to the understanding and interpretation of the financial results appearing in this quarterly report. The significant accounting policies used in preparing the consolidated financial statements for the quarters ended September 30, 2006 and 2005, respectively, are summarized in note 2 of the notes to the consolidated financial statements.

NOTE

(1) As at November 8, 2006.

392

OPERATING RESULTS

Principal Financial Data

The principal consolidated financial data presented below, which is for the quarters and periods ended September 30, 2006 and 2005, should be read in conjunction with the financial statements contained herein.

Consolidated Statements of Income

(Unaudited, in thousands of $, except amounts per unit)

Periods ended	Sept. 30, 2006 (Three Months)	Sept. 30, 2005 (Three Months)	2006 YTD (Nine Months)	2005 YTD (Nine Months)
Operating revenues	32,742	29,812	98,664	90,889
Operating expenses				
Operating costs	5,816	5,544	19,104	18,313
Realty taxes and services	5,789	4,935	19,298	17,367
Property management expenses	223	299	803	960
	11,828	10,778	39,205	36,640
Net operating income [1]	20,914	19,034	59,459	54,249
Interest on borrowings	5,444	5,042	16,626	15,312
Depreciation of income properties	4,141	3,748	12,088	11,043
Amortization of deferred leasing costs	1,537	1,355	4,601	4,038
Amortization of deferred financing costs and other assets	183	174	535	519
	11,305	10,319	33,850	30,912
Operating income from real estate assets	9,609	8,715	25,609	23,337
Trust administrative expenses	557	466	1,628	1,366
Other revenues	48	73	201	181
Unusual item [2]	—	—	554	—
Net income from continuing operations	9,100	8,322	23,628	22,152
Net income from discontinued operations	—	—	—	257
Net income	9,100	8,322	23,628	22,409
Distributable income [3]	12,919	11,818	34,667	32,457
Basic net income per unit	0.263	0.255	0.701	0.689
Distributable income per unit	0.374	0.362	1.029	0.998

NOTES

(1) Although the concept of net operating income is not a measure defined by GAAP, it is widely used in real estate. Cominar defines it as operating income before interest on borrowings, depreciation of income properties, amortization of deferred expenses and other assets, Trust administrative expenses and other revenues.

(2) As part of its growth strategy, Cominar incurred, during the first quarter of 2006, non-recurring expenses in connection with a transaction which was not concluded.

(3) Cominar is governed by a Contract of Trust that requires it to distribute 85% or more of its distributable income to unitholders. "Distributable income" is defined on page 9 and in note 12 of the consolidated financial statements for the quarters ended September 30, 2006 and 2005.

Operating Revenues and Net Operating Income

In the third quarter of 2006, Cominar's operating revenues rose by \$2.9 million or 9.7% to \$32.7 million, compared to \$29.8 million in 2005. Net operating income also increased considerably to \$20.9 million, or 10.0% more than in the third quarter of 2005. The main sources of these increases were acquisitions and developments that were incorporated into the property portfolio in fiscal 2005 and since the beginning of 2006.

For the first nine months of the year, operating revenues increased by 8.6%, from \$90.9 million to \$98.7 million. Net operating income was up 9.6% to \$59.5 million.

The following graphs compare operating revenues and net operating income for the periods ended September 30, 2005 and 2006.

Operating Revenues
(in million of \$)
Period ended September 30


+ 9.7 %
29.8
32.7
2005
2006

Net Operating Income
(in million of \$)
Period ended September 30


+ 10.0 %
19.0
20.9
2005
2006

Although the ratio of net operating income to operating revenues reached a level comparable to the previous corresponding quarter, Cominar's cumulative ratio has increased 0.6%, fuelled by an additional \$596,000 in net operating income. This improvement is due to efficient management and operating and property management expenses limited to a 3.3% increase after nine months.

During the quarter, one of Cominar's tenant, which occupied 100% of a 275,000 square foot industrial and mixed-use property in Laval, declared bankruptcy. The impact on Cominar's third quarter revenues was minimal since the REIT received revenues from such tenant until August, inclusively. We remain confident that we will be able to reach a satisfactory occupancy level within a reasonable timeframe, given the property's quality and excellent location. The building is already 21% leased. This bankruptcy might, however, have a maximum negative impact of \$430,000 on revenues in the next quarter.

Operating Expenses

The main expenses related to the operation of income properties include energy, realty taxes and services, interest on borrowings and depreciation of income properties. These expenses combined amounted to nearly 78% of all operating expenses for Cominar's income properties in the third quarter of 2006.

During the quarter, operating expenses increased by 9.3% to reach $11.8 million, due mainly to a 17.3% rise in realty taxes and services. For the nine-month period ended September 30, 2006, operating expenses were up 7.1%. These increases are the result of the recent integration of new income properties to the real estate portfolio.

Net Income

Net income for the quarter ended September 30, 2006 reached $9.1 million compared to $8.3 million in the previous corresponding quarter, up 9.6%. For the first nine months of the year, net income increased by 5.4%, from $22.4 million to $23.6 million. The growth in quarterly and cumulative net income, in addition to being fueled by the net operating income ratio, was impacted by the conversion of over $30.7 million convertible debentures into units during the quarter and $49.4 million since the beginning of the year. These conversions decreased the interest expense by more than $679,000 on a cumulative basis. However, the per unit return was slightly impacted. Finally, cumulative net income of $23.6 million takes into consideration $554,000 in non-recurring expenses incurred in the first quarter in connection with an important transaction which was not concluded.

DISTRIBUTABLE INCOME AND DISTRIBUTIONS

Although the concept of "distributable income" is not a financial measure defined under GAAP, it is a measure widely used in the field of income trusts. Management considers distributable income an excellent tool for assessing Cominar's operating performance. Distributable income corresponds to net income established in accordance with GAAP, excluding depreciation of income properties, amortization of above-market leases, compensation costs related to unit options, deferred rentals and gains or losses on sale of income properties. Under the Contract of Trust governing Cominar, the annual total of monthly distributions paid to unitholders must represent at least 85% of annual distributable income.

The table below presents the distributable income calculation and distributable income adjusted, for comparison purposes, to exclude $554,000 in non-recurring expenses incurred in the first quarter of 2006 in connection with an important transaction that was not concluded, as well as a reconciliation with net income calculated in accordance with GAAP for the quarters ended on September 30, 2006 and 2005 as well as on a cumulative basis.

395

Distributable Income and Distributions

(in thousands of dollars, except amounts per unit)

Periods ended	Sept. 30, 2006 (Three Months)	Sept. 30, 2005 (Three Months)	2006 YTD (Nine Months)	2005 YTD (Nine Months)
Net income for the period	9,100	8,322	23,628	22,409
Depreciation of income properties	4,141	3,748	12,088	11,070
Amortization of above-market leases	30	30	90	90
Compensation costs related to unit option plan	83	55	145	146
Deferred rentals	(435)	(337)	(1,284)	(1,010)
Gain on sale of income property	—	—	—	(248)
Distributable income	12,919	11,818	34,667	32,457
Unusual Item	—	—	554	—
Recurring distributable income	12,919	11,818	35,221	32,457
Distributions to unitholders	10,744	9,815	31,069	29,353
Weighted average number of units outstanding	34,578	32,632	33,700	32,523
Basic distributable income per unit	0.374	0.362	1.029	0.998
Recurring basic distributable income per unit	0.374	0.362	1.045	0.998
Distributions per unit	0.306	0.300	0.914	0.900
Distributable income payout ratio	81.8%	82.9%	88.8%	90.2%
Recurring distributable income payout ratio	81.8%	82.9%	87.5%	90.2%

As shown in the table above, recurring distributable income for the third quarter of 2006 was $12.9 million, or $ 0.374 per unit, compared to a 2005 figure of $11.8 million, or $0.362 per unit, representing increases of 9.3% and 3.3%, respectively.

On a cumulative basis, recurring distributable income reached $35.2 million compared to $32.5 million in 2005, an 8.3% increase. Recurring distributable income per unit stood at $1.045, up 4.7% over the corresponding period of 2005.

The increase in recurring distributable income implies that Cominar generated more funds during the nine-month period, allowing an increase in distributions of more than $1.7 million or 5.8%.

Per unit distributions rose from $0.300 in the third quarter of 2005 to $0.306 in 2006. Year-to-date, distributions were $0.914.

For the first nine months of the year, Cominar paid out to its unitholders 87.5% of its recurring distributable income compared to 90.2% in the previous corresponding period. This prudent approach allows Cominar to have additional funds necessary for capital expenditures.

In accordance with CSA Staff Notice 52-306 (Revised) "Non-GAAP Financial Measures", the Trust is required to reconcile distributable income to cash flows from operating activities. The table below outlines this reconciliation:

Periods ended	Sept. 30, 2006 (Three Months)	Sept. 30, 2005 (Three Months)	YTD 2006 (Nine Months)	YTD 2005 (Nine Months)
Cash flows from operating activities	17,756	18,559	33,109	35,442
Deferred rentals	(435)	(337)	(1,284)	(1,010)
Amortization of deferred leasing costs	(1,537)	(1,355)	(4,601)	(4,038)
Amortization of deferred financing costs and other assets	(183)	(174)	(535)	(520)
Change in non-cash operating working capital items	(2,682)	(4,875)	7,978	2,583
Distributable income	12,919	11,818	34,667	32,457

LIQUIDITY AND CAPITAL RESOURCES

The following table presents a summary of Cominar's consolidated balance sheet as at September 30, 2006 and December 31, 2005.

Selected Data from the Consolidated Balance Sheet

(in thousand of dollars)

	As at Sept. 30, 2006	As at Dec. 31, 2005
Income property	688,040	658,855
Properties under development	17,685	20,777
Land held for future development	6,590	1,243
Other	53,230	44,707
TOTAL ASSETS	765,545	725,582
Mortgages payable	273,966	253,581
Convertible debentures	48,181	97,535
Bank indebtedness	47,499	25,811
Other	24,196	25,513
TOTAL LIABILITIES	393,842	402,440

Debt Overview

Over the past two years, Cominar has diversified its sources of financing beyond traditional bank loans and mortgages by issuing $100 million in convertible unsecured subordinated debentures. Cominar attempts to minimize its exposure to variable interest rates as much as possible to protect against potential interest rate increases. As at September 30, 2006, only 6.3% of Cominar's long term debt had variable interest rates.

Long Term Debt

The following table presents Cominar's debt balance, including mortgages payable and convertible debentures, as at September 30, 2006, by year of maturity and weighted average interest rate.

Long Term Debt
As at September 30, 2006
(in thousands of dollars)

	Debt balance ($)	Weighted average interest rate (%)
2006	11,146	5.84
2007	44,545	6.58
2008	121,437	6.06
2009	—	—
2010	—	—
2011 and after[1]	145,019	6.36
TOTAL	**322,147**	**6.26**

NOTE
(1) Includes $ 48,181 in convertible debentures maturing in 2014

Mortgage payable
As at September 30, 2006, mortgages payable amounted to $274.0 million, compared to $253.6 million as at December 31, 2005.

As at the same date, the weighted average mortgage rate was 6.25%, in line with the rate on December 31, 2005. Cominar has staggered its mortgage expiry dates over a number of years to reduce the risks related to renewal. Until the end of 2006, $11.1 million in mortgages will be up for renewal. Cominar does not foresee any difficulties refinancing these mortgages as they mature.

Of this amount, a $10.1 million mortage loan due November 1, 2006 was extended until February 2007 under the same terms and conditions. Cominar plans to enter into, in the course of the next few months, approximately $120 million of new mortage loans, which will be used to repay its acquisition credit facilities and the mortgage loan mentioned above. The table below shows mortgage repayments for the upcoming fiscal years:

Mortgage Repayments
Periods ending December 31
(in thousands of $)

	Payment of principal	Balance at maturity	Total
2006	2,323	11,099	13,422
2007	8,229	43,141	51,370
2008	3,939	115,008	118,947
2009	3,283	—	3,283
2010	3,517	—	3,517
2011 and after	26,848	56,579	83,427
TOTAL	**48,139**	**225,827**	**273,966**

Convertible Debentures
In September 2004, Cominar completed a public offering of convertible unsecured subordinated debentures, bearing interest at the annual rate of 6.30%, for total gross proceeds of $100 million. These debentures are described in note 7 of the consolidated financial statements for the quarters ended September 30, 2006 and 2005. Since the beginning of the year, a total of 49,354 convertible debentures were converted at a conversion price of $17.40 per unit and outstanding convertible debentures amounted to $48.2 million as at September 30, 2006.

398

Bank Indebtedness

As at September 30, 2006, Cominar had operating and acquisition facilities of up to $88.0 million, renewable annually, with interest rates set at 0.00% to 0.50% above prime. They were secured by movable and immovable hypothecs on specific assets. These credit facilities are provided by two different financial institutions and management has reason to believe they will remain available in the future. As at September 30, 2006, bank indebtedness totaled $47.5 million.

Debt Ratio

Since it was first founded, Cominar has managed its debt and used leverage cautiously. Management prefers to keep its debt ratio at or below 55% of its property portfolio's gross book value, although the Contract of Trust permits up to 60%. The following table presents Cominar's debt ratio as at September 30, 2006 and December 31, 2005:

Debt Ratio

(in thousands of dollars)

	As at Sept. 30, 2006	As at Dec. 31, 2005
Mortgages payable and bank indebtedness	321,465	279,392
Convertible debentures	48,181	97,535
Total long term debt	369,646	376,927
Portfolio gross book value	821,118	768,976
Debt ratio [1] [2]	45.0%	49.0%
Borrowing power		
55% of gross book value	182,000	102,000
60% of gross book value	307,500	211,000

NOTES

(1) The debt ratio is equal to total bank indebtedness, mortgages payable, and convertible debentures divided by the gross book value of the property portfolio (total value of assets plus accumulated depreciation of income properties).

(2) This ratio is not defined by GAAP and may differ from those of other entities.

As shown above, the debt ratio as at September 30, 2006 was 45.0%, which was below fiscal 2005. This decrease is mainly due to the conversion of 49,354 convertible debentures into 2.8 million units since the beginning of the year. Although Cominar favors a prudent use of leverage, management believes that the current debt ratio is not optimal and will aim to increase it to approximately 55% by continuing to finance the acquisition of income producing properties and its upcoming development projects through the use of debt. Management will also assess other options in order to favour a more optimal capital structure.

Cominar's current debt ratio provides up to $307.5 million in funds for Cominar's future acquisitions at the 60% debt ratio authorized under its Contract of Trust.

Cominar's financial position remains healthy and solid, with a debt-to-gross book value ratio of under 55% as at September 30, 2006,

399

an acquisition capacity of nearly $182.0 million at Cominar's preferred debt ratio, relatively little interest rate risk, and credit facilities of $88.0 million, of which only $47.5 million were used as at September 30, 2006. Cominar believes the funds available will be sufficient for the Trust to meet its current obligations and finance its future growth.

Funds from Operations

Although the notion of "funds from operations" is not a financial measure defined under GAAP, it is widely used in the field of real estate investment trusts. The Real Property Association of Canada ("REALpac") defines this measure as net income (calculated in accordance with GAAP), excluding gains (or impairment provisions and losses) from sales of income properties and extraordinary items, plus depreciation of income properties and amortization of deferred leasing costs. Funds from operations should not be substituted for net income or cash flows from operating activities established in accordance with GAAP in measuring Cominar's performance. The Trust's method of calculating funds from operations is in compliance with REALpac's recommendations, but may differ from the methods used by other trusts, and therefore cannot be used for comparison.

Cominar considers funds from operations a meaningful additional measure of operating performance, since it excludes the assumption that the value of real estate assets diminishes predictably over time and discounts certain items included in net income, established in accordance with GAAP, that are not necessarily indicative of the Trust's operating performance (for example, gains or losses from the sale of income properties).

The table below presents a reconciliation of net income, as determined in accordance with GAAP, and funds from operations for the three month and nine month periods ended September 30, 2006 and 2005. Due to their non-recurring nature, expenses in the amount of $554,000 incurred in the first quarter of 2006 in connection with an important transaction which was not concluded, have been excluded to provide a better comparison between the quarters and on a cumulative basis.

Funds from Operations

(in thousands of dollars, except amounts per unit)

Periods ended	Sept. 30, 2006 (Three Months)	Sept. 30, 2005 (Three Months)	2006 YTD (Nine Months)	2005 YTD (Nine Months)
Net income	9,100	8,322	23,628	22,409
Depreciation of income properties	4,141	3,748	12,088	11,070
Amortization of deferred leasing costs	1,537	1,355	4,601	4,038
Gain on sale of income property	—	—	—	(248)
Funds from operations	14,778	13,425	40,317	37,269
Unusual Item	—	—	554	—
Recurring funds from operations	14,778	13,425	40,871	37,269
Weighted average number of units outstanding (basic)	34,578	32,632	33,700	32,523
Basic funds from operations, per unit	0.427	0.411	1.196	1.146
Recurring basic funds from operations, per unit	0.427	0.411	1.213	1.146

400

Recurring funds from operations increased by $1.4 million in the third quarter of 2006, or 10.5%, to a total of $14.8 million compared to $13.4 million in the corresponding period of 2005. The per-unit figure was $ 0.427, compared to $ 0.411 in the third quarter of 2005, an increase of 3.9%.

For the nine-month period ended September 30, 2006, recurring funds from operations reached $40.9 million, up 9.7%. This increase is largely due to the integration of new properties to the real estate portfolio in 2005 and 2006.

ISSUED AND OUTSTANDING UNITS

Ownership interests in Cominar are represented by a single class of units that is unlimited in number. Units represent a unitholder's proportionate and undivided ownership interest in Cominar. Each unit confers the right to one vote at any unitholders' meeting and to participate equally and ratably in any Cominar distributions.

During the third quarter, Cominar issued 1,833,181 units, including (i) 50,500 units pursuant to the exercise of unit options; (ii) 17,747 units pursuant to the distribution reinvestment plan; and (iii) 1,764,934 units pursuant to the conversion of convertible debentures. At the close of the third quarter, Cominar had a total of 36.2 million units issued and outstanding, compared to 32.7 million at the end of September 2005, for an increase of 10.7%.

Unit Issuance
(in thousands)

	Sept. 30, 2006	Sept. 30, 2005
Units issued and outstanding, beginning of quarter	34,382	32,597
Issued from options exercised	50.5	22.1
Issued under distribution reinvestment plan	17.7	12.7
Issued from conversion of convertible debentures	1,765	76.8
Units issued and outstanding, end of quarter	36,215	32,708

401

PROPERTY PORTFOLIO

The following table presents Cominar's property portfolio as at September 30, 2006 and 2005:

Property Portfolio
(in thousands of dollars)

	Sept. 30, 2006	Sept. 30, 2005
Income properties	688,040	639,192
Properties under development	17,685	30,907
Land held for future development	6,590	334
TOTAL	712,315	670,433
Number of properties [1]	138	125
Leasable area (in thousands of square feet) [1]	10,083	9,467
Composition (% of net operating income)		
Office	34.5	36.3
Retail	29.5	31.1
Industrial and mixed-use	36.0	32.6

NOTE
(1) Includes properties built and under development

The Trust maintains a disciplined growth strategy based on long term profitability. Given the objective of increasing unitholder distributions and the rising prices in the real estate market, Cominar continues to be highly selective in its choice of acquisitions and developments. During the third quarter of 2006, Cominar acquired six income properties and land for future development, completed the development of four properties and pursued its development projects.

Year-to-date, Cominar has acquired land and income properties totalling approximately $49.2 million, completed five development projects representing a $17.1 million investment and had approximately $47.7 million of ongoing or upcoming development projects.

Acquisitions
In the third quarter, Cominar acquired six income-producing properties totalling 186,210 square feet of space and a $14.1 million investment. The weighted average capitalization rate associated with these transactions was 9.1%. The following table details these acquisitions:

Property	Sector of activity [1]	Leasable area (sq. ft.)	Investment ($)	Capitalization rate (%)
2156-2168 rue de la Province, Longueuil	I	41,276	—[2]	—[2]
2170 rue de la Province, Longueuil	I	22,572	—[2]	—[2]
715 rue Delage, Longueuil	I	42,462	6.2[2]	9.0[2]
6445 Côte de Liesse, St-Laurent	I	49,500	2.5	9.6
2760-2784 Jacques Cartier Est, Longueuil	R	24,400	—[3]	—[3]
2790-2794 Jacques Cartier Est, Longueuil	R	6,000	5.4[3]	9.0[3]
Total/Weighted average capitalization rate		186,210	14.1	9.1

NOTES
(1) I = Industrial, R = Retail
(2) These three properties were acquired pursuant to the same transaction for $6.2 million at a 9% capitalization rate.
(3) These two properties were acquired pursuant to the same transaction for $5.4 million at a 9% capitalization rate.

During the quarter, Cominar also acquired approximately 500,000 square feet of land in Lévis for $1.2 million. Details with respect to the development project planned for this property are outlined in the "Upcoming Developments" section.

Development Projects

Given the steady rise in real estate prices, Cominar has been pursuing, in the third quarter of 2006, its building development projects. In general, the capitalization rates associated with these projects are significantly higher than on the acquisition market, which should yield strong long term returns for unitholders.

Completed Development Projects

Since the beginning of 2006, Cominar has completed five developments representing 318,706 square feet of leasable area and a $17.1 million investment. The weighted average capitalization rate of these projects was 10.3%. The following table details these completed developments and indicates in which quarter they were integrated into the property portfolio:

Completed Development Projects

	Sector of activity (1)	Project Type(2)	Leasable area (sq.ft.)	Investment (M $)	Capitalization rate (%)	Completion	Lease rate (%)
Henri-IV Project, Québec							
3000 St-Jean Baptiste	I	NC	45,000	2.8	10.5	T1 2006	78
2800 St-Jean-Baptiste	I	NC	105,000	6.5	10.5	T3 2006	90
Highway 440 Project							
4451 autoroute Laval O	I	NC	117,000	7.1	10.1	T3 2006	85
1050 René-Lévesque	R	R	28,906	0.3	9.5	T3 2006	76
940 Bergar	I	R, E	22,800	0.4	11.8	T3 2006	100
Total/Weighted average capitalization rate			318,706	17.1	10.3		

NOTES
(1) I = Industrial, R = Retail
(2)NC = New Construction, E = Expansion, R = Renovation

Ongoing Development Projects

As at September 30, 2006, six buildings representing 327,779 square feet of leasable space and a $19.8 million investment were in development and at various stages of completion. Their capitalization rates ranged from 9.5% to 10.8%. The Trust considers demand for lease space of these projects to be high, and the leasing process is unfolding as expected.

The following table presents the development projects underway as at September 30, 2006:

Ongoing Development Projects

	Sector of activity(1)	Project type(2)	Leasable area (sq.ft)	Investment (M$)	Capitalization rate (%)	Expected completion	Lease rate (%)
Highway 440 Project 2900 J.A. Bombardier	I	NC	106,500	6.2	10.1	Winter 2007	47
275 St-Sacrement	I	R, E	66,479	2.2	9.6	Fall 2006	29
40 ch. du Tremblay	I	E	37,600	1.7	10.8	Fall 2006	100
St-Augustin	I	NC	33,000	4.0	9.5	Fall 2006	100
Beauport	R	NC	4,200	0.4	9.9	Fall 2006	100
Laval	I	NC	80,000	5.3	9.9	Summer 2007	25
Total/ Weighted average capitalization rate			327,779	19.8	9.9		

NOTES
(1) I = Industrial, R = Retail
(2) NC = New Construction, E = Expansion, R = Renovation

404

Upcoming Development Projects

As at September 30, 2006, Cominar was at various stages of the planning process with a number of development projects, construction of which was not yet underway. These projects are the following:

Upcoming Development Projects

	Sector of activity [1]	Project type[2]	Leasable area (sq.ft.)	Investment ($)	Capitalization rate (%)	Expected start construction date
Godin	I	NC	30,000	1.6	9.4	Winter 2007
St-Bruno	R	NC	105,000	12.6	9.8	Winter 2007[3]
20 Hymus blvd. Pointe-Claire	I	E	25,000	1.3	9.4	Winter 2007
Lévis	R, I	NC	160,000	10.3	9.4	Spring 2007[3]
Des Artisans	I	NC	36,000	2.1	9.5	Winter 2007
Total/ Weighted average capitalization rate			356,000	27.9	9.6	

NOTES

(1) I = Industrial, R = Retail

(2) NC = New Construction, E = Expansion, R = Renovation

(3) These projects will be carried out in phases. The expected construction date indicated above refers to the beginning of phase 1 of each project.

The project on Godin St. had to be slightly delayed since the negotiations with one of our existing clients, wanting to lease an important portion of the property to be built, have yet to be finalized. Phase 1 of the St-Bruno project was also postponed pending the obtaining of the City's construction permit. Management believes such permit will be obtained in the near future.

Recent Events

Cominar recently received, from the Centre hospitalier de l'Université de Montréal (CHUM), one of Montreal's main hospitals, an expropriation notice with respect to a 171,000 square foot office property located at 300 Viger East, in Montreal. The property was acquired by Cominar in 2004 for $30.5 million. The building is located on part of the site required for the implementation of the CHUM, planned, at the earliest, for year 2010.

Expropriation laws in Quebec involve the payment of an indemnity based on the "value to the owner" principle, which implies that after receiving compensation, the owner should be in the same economic position as before the expropriation.

Canada Post Corporation, the sole tenant of a 56,337 square foot industrial and mixed-use property located in Quebec City, exercised, during the third quarter, the purchase option set forth in its lease agreement and will become the owner of such property on or about December 15, 2006 for $3,661,905. This transaction will result in a gain on sale of assets of approximately $625,000 for Cominar.

Portfolio Summary

The following table summarizes Cominar's property portfolio as at September 30, 2006:

Summary by Sector as at September 30, 2006

	OFFICE		RETAIL		INDUSTRIAL		TOTAL	
	NB	Leasable area (sq. ft.)	NB	Leasable area (sq. ft.)	NB	Leasable area (sq. ft.)	NB	Leasable area (sq. ft.)
Properties	14	2,212,143	31	2,373,349	93	5,497,793	138	10,083,285

Geographic Diversification as at September 30, 2006

	QUEBEC CITY		MONTREAL		TOTAL	
	NB	Leasable area (sq. ft.)	NB	Leasable area (sq. ft.)	NB	Leasable area (sq. ft.)
Properties	90	6,214,606	48	3,868,679	138	10,083,285

Property Portfolio Management

Occupancy Rates

A consistently high occupancy rate year after year generates a stable inflow of funds from operations. From 1999 to 2005, Cominar has averaged 95.1% occupancy in its property portfolio. For the three months ended September 30, 2006, occupancy stood at 94.6%, slightly below the previous year's. The following table presents the occupancy rates for Cominar properties by sector as at September 30, 2006, June 30, 2006 and September 30, 2005:

Evolution of Occupancy Rates by Sector (%)

Sector	Sept. 30, 2006	June 30, 2006	Sept. 30, 2005
Office	95.6	94.4	95.1
Retail	95.1	93.5	95.1
Industrial and mixed-use	93.9	97.1	95.5
Total portfolio	94.6	95.6	95.3

The occupancy rate as at September 30, 2006 was negatively impacted by the bankruptcy of a tenant that occupied 100% of a 275,000 square foot industrial and mixed-use property in Laval. We nonetheless remain confident that we will be able to reach a satisfactory occupancy level within a reasonable timeframe, given the property's quality and excellent location. The building is already 21% leased.

Lease Renewals

With sound portfolio management and strong client relations, Cominar is able to retain a significant portion of its tenants when their leases expire. Like in most sectors of activity, client retention is a priority for Cominar since a stable client base is much less costly than searching for new tenants. The following table illustrates this fact and shows the leasable area covered by new client leases each year:

Rental Area of Expiring, Renewed, and New Leases
(as at December 31)

	Expiring leases (sq. ft.)	Renewed leases (sq. ft.)	New leases (sq. ft.)	Total (sq. ft.)
1999	546,820	437,624	132,100	569,724
2000	770,387	580,674	331,845	912,519
2001	1,098,301.	894,217	392,158	1,286,375
2002	1,141,790	912,739	557,826	1,470,565
2003	1,397,779	1,069,024	580,302	1,649,326
2004	1,350,176	1,030,303	517,997	1,548,300
2005	1,104,405	832,795	589,085	1,421,880
As at Sept. 30				
2006	994,306	799,361	510,260	1,309,621

As illustrated in the table above, the total for all new and renewed leases has remained higher than total leases expiring every year since the Trust was created. As at September 30, 2006, Cominar's leasing team had renewed 80.4 % of expiring leases, exceeding the 78% yearly average, and issued new leases for 510,260 square feet. In addition, Cominar has already renewed approximately 20% of the leases expiring in 2007.

SUBSEQUENT EVENTS

In October 2006, Cominar acquired a 133,000 square foot office property in Montreal for $19 million at an 8.8% capitalization rate. The six storey property is almost entirely leased and more than half of the space is occupied by the City of Montreal pursuant to several long-term leases staggered until 2016.

Cominar also recently acquired a lot for future development. It is located in an area where Cominar already owns several properties and was acquired for $0.2 million. Details with respect to this development project are outlined in the "Upcoming Development Projects" section of this document.

RELATED PARTY TRANSACTIONS

Michel Dallaire, Alain Dallaire and Michel Paquet, all trustees and members of Cominar's management team, exercise indirect control over Dalcon Inc. ("Dalcon") and Corporation Financière Alpha (CFA) Inc. ("CFA").

407

In the third quarter, Cominar posted net rental revenues of $275,000 from Dalcon and CFA. It incurred $4.2 million in expenses for leasehold improvements performed by Dalcon and $4.3 million for the construction and development of income properties.

Using the services of related companies for property, construction work and leasehold improvements enables Cominar to achieve important savings while providing better service to its clients.

OUTLOOK

Our current portfolio of high quality and well-located properties provides us with a strong base to continue delivering increasing returns to unitholders. We will continue to work toward aggressively managing our costs and improving our operations. Occupancy rates for the properties in our portfolio are high, and demand for commercial space remains strong in the two markets where we operate.

So far this year, we have invested or are in the process of investing more than $107 million for the acquisition and development of income properties, at capitalization rates higher than most in the property market. Until the end of the year, we will continue to seek out and assess acquisition opportunities that meet our rigorous selection criteria and will also pursue our many development projects, which should offer unitholders excellent returns on investment.

RISKS AND UNCERTAINTIES

Like any real estate entity, Cominar is exposed to certain risk factors in its normal course of business including:

Operational Risk
All immovable property investments are subject to elements of risk. Such investments are affected by general economic conditions, local real estate markets, demand for leased premises, competition from other available premises and various other factors.

The value of immovable property and any improvements thereto may also depend on the credit and financial stability of the tenants and the economic environment in which they operate. The Trust's income and distributable income would be adversely affected if one or more major tenants or a significant number of tenants were to become unable to meet their obligations under their leases or if a significant amount of available space in its properties could not be leased on economically favourable lease terms. However, this risk is minimized by the diversification of the portfolio, which brings more certainty to foreseeable cash flows. This risk is also reduced by the fact that tenants occupy an average area of about 6,200 square feet.

As a fully integrated real estate investment trust, Cominar can also exercise tighter preventive control over its operations while developing a relationship of trust with its clients and improving its operational and financial performance.

Debt and Refinancing

The Trust is subject to the risks associated with debt financing, including the risk that existing mortgages secured by its properties will not be able to be refinanced or that the terms of such refinancing will not be as favorable as the terms of existing mortgages. The Trust's profitability may be impacted by interest rates changes, as interest on borrowings represents a significant cost in the ownership of real estate investments. Cominar seeks to reduce its interest rate risks by spreading the maturity of its long-term debt and limiting as much as possible the use of floating rate debt. As at September 30, 2006, only 6.3% of the REIT's long-term debt had floating interest rates. Cominar does not foresee any difficulty in refinancing its mortgages as they become due.

Unitholders' Liabilities

Under the heading "Operating Principles", the Contract of Trust states that any written document identifying an immovable hypothec or, in the opinion of the trustees, a material obligation, must contain terms limiting liability to Cominar's assets exclusively, and specifying that no recourse may be taken against unitholders.

Competition

The Trust competes for suitable immovable property investments with third parties that are presently seeking or may seek in the future immovable property investments similar to those desired by the Trust. An increase in the availability of investment funds and interest in immovable property investments may tend to increase competition for immovable property investments, thereby increasing purchase prices and reducing their yield.

In addition, numerous developers, managers and owners of properties compete with the Trust in seeking tenants. The existence of competing developers, managers and owners and competition for the Trust's tenants could have an adverse effect on the Trust's ability to lease space in its properties and on the rents charged, and could adversely affect the Trust's revenues.

Government Regulation

The Trust and its properties are subject to various governmental legislation and regulations. Any change in such legislation or regulation adverse to the Trust and its properties could affect the Trust's financial results.

By their very nature, Cominar's assets and business are not subject to a high environmental risk. In accordance with the operating principles stipulated in its Contract of Trust, Cominar must conduct an environmental audit before acquiring a new property. Environmental audits are conducted on its existing properties when deemed appropriate.

In its leases, Cominar requires that tenants conduct their business in compliance with environmental legislation, and that they be held responsible for any damage resulting from their use of the leased premises.

Construction Risk

Due to its involvement in development and construction activities, the Trust is subject to related risks such as construction cost overruns and other unforeseeable delays. Such risks are minimized by the fact that major projects are done in phases, which allows to better assess the demand for a project in particular

ADDITIONAL INFORMATION

Additional information relating to Cominar, including the Annual Report and Annual Information Form, is available on SEDAR at www.sedar.com.

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FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Cominar Real Estate Investment Trust ("**Cominar**")
455 rue Marais
Vanier, Québec
G1M 3A2

Item 2 Date of Material Change

December 3, 2006

Item 3 News Release

A press release was disseminated on December 4, 2006 from Montreal, Québec and Québec City, Québec.

Item 4 Summary of Material Change

Cominar has announced that it has executed a combination agreement (the "**Combination Agreement**") with Alexis Nihon Real Estate Investment Trust ("**Alexis Nihon**") to combine Cominar and Alexis Nihon to create what will be known as Cominar Nihon Real Estate Investment Trust ("**Cominar Nihon**") pursuant to which (a) Cominar has agreed to acquire all of the issued and outstanding units of Alexis Nihon (the "**Offer**") for, at the election of each Alexis Nihon unitholder, either: (i) $17.00 in cash, subject to a maximum cash amount as described below in Item 5; or (ii) 0.77 of a Cominar unit, subject to a maximum unit amount as described below in item 5 and (b) to acquire all or substantially all of the assets of Alexis Nihon (the "**Exchange**").

Item 5 Full Description of Material Change

Cominar announced that it has agreed to make the Offer at a price of (i) $17.00 in cash, subject to proration as described below for a maximum total cash amount of $127.5 million (the "**Cash Amount**") or (ii) 0.77 of a Cominar unit, subject to proration as described below for a maximum issuance of 17,294,833 units of Cominar (the "**Unit Amount**"). To the extent that less than the Cash Amount is used to pay for the units of Alexis Nihon (the "**Alexis Nihon Units**") under the

Offer, Alexis Nihon will redeem, on a pro rata basis from all holders of Alexis Nihon Units (except Alexis Nihon Units then held by Cominar or any subsidiary or affiliate of Cominar) such number of Alexis Nihon Units at a price of $17.00 per Alexis Nihon Unit, having a value equal to the difference between $127.5 million and the amount of cash needed to pay for Alexis Nihon Units under the Offer (the "**Redemption**"). To the extent that more than $127.5 million in cash payments is elected under the Offer, then the cash will be pro-rated and unit holders will receive the remainder of the consideration in the form of units of Cominar under either the Offer or the Exchange. Cominar expects to mail the Offer and a take-over bid circular to unit holders of Alexis Nihon prior to December 25, 2006.

The Offer will trigger the right of the holders of Alexis Nihon convertible debentures (the "**Debentures**") to request that their Debentures be purchased on the 30th day following the closing of the transaction for a price equal to 101% of the principal amount of each Debenture plus any accrued and unpaid interest thereon.

Robert A. Nihon and entities controlled by him, directly and indirectly, owning approximately 16.3% of Alexis Nihon Units, have entered into a lock-up agreement supporting the transaction (the "**Lock-Up Agreement**"). Under the Lock-Up Agreement, Mr. Nihon agreed to vote in favour of, and subject to proration as discussed above, to receive its units of Cominar under, the Exchange and not to tender his Alexis Nihon Units to the Offer. While there exists no other transaction involving Alexis Nihon and none is expected, Senator Paul J. Massicotte has not entered into a lock-up agreement and has reserved his rights as a unitholder. The Lock-up Agreement may be terminated by the unitholders that are party thereto upon termination of the Combination Agreement.

The $17.00 of cash consideration per Alexis Nihon Unit represents a 19.4% premium over the 20-day volume weighted average price of the Alexis Nihon Units to December 1, 2006. Alexis Nihon unitholders may elect to tender their Alexis Nihon Units on a taxable or tax deferred basis.

Following the taking up and payment for Alexis Nihon Units under the Offer and the Redemption, Cominar and Alexis Nihon have agreed, pursuant to the Combination Agreement, to enter into the Exchange, on the terms set forth in the Combination Agreement.

The Board of Trustees of Alexis Nihon has received an opinion from its financial advisor CIBC World Markets that the consideration offered under the transaction is fair, from a financial point of view, to the unitholders of Alexis Nihon and has unanimously approved the Offer and the Exchange (the Offer and the Exchange are hereinafter collectively referred to as the "**Combination**") and recommends that Alexis Nihon unitholders vote in favour of the Combination at the special meeting of the Alexis Nihon unitholders which will be called to consider the proposed transaction in early February, 2007 (the "**Meeting**"). National Bank Financial Inc. is acting as financial advisor to Cominar and has committed to provide the financing required to effect the Combination and to fund related transaction costs.

The Combination will be subject to a number of conditions, including but not limited to approval of the Exchange by 66⅔% (sixty-six and two-thirds percent) of the Alexis Nihon unitholders present in person or by proxy at the Meeting.

The Combination Agreement contains customary provisions prohibiting each of Alexis Nihon and Cominar from soliciting any other acquisition proposal but allowing termination in certain circumstances, including receipt of an unsolicited bona fide acquisition proposal from a third party that its Board of Trustees, in the exercise of its fiduciary duties, and in accordance with the terms and conditions of the Combination Agreement, finds to be superior to the proposed transaction, subject to the payment by Alexis Nihon of a termination fee to Cominar of $12.5 million.

The Combination Agreement also allows Alexis Nihon and Cominar to continue to declare and pay their monthly cash distributions to their Unitholders in the ordinary course of business, although the distribution reinvestment plan of Alexis Nihon providing for the purchase of additional Alexis Nihon Units with cash distributions bearing an effective date of December 20, 2002 shall be suspended immediately, subject to the approval of the Toronto Stock Exchange.

Following the completion of the proposed transaction, Cominar Nihon will have a market capitalization exceeding $1.2 billion and will have total assets of approximately 1.8 billion.

The Combination Agreement and the Lock-Up Agreement are being filed concurrently herewith on Sedar and the descriptions of the agreements herein are subject in their entirety to the actual terms of the agreements.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7 Omitted Information

N/A

Item 8 Executive Officer

For further information, please contact Mr. Michel Dallaire, President and Chief Executive Officer, Cominar Real Estate Investment Trust at (418) 681-8151.

Item 9 Date of Report

December 7, 2006


FPI
Alexis Nihon
REIT

ALEXIS NIHON REAL ESTATE INVESTMENT TRUST

ANNUAL INFORMATION FORM

For the year ended December 31, 2005

March 29, 2006

TABLE OF CONTENTS

416

417

EXPLANATORY NOTES

Certain terms used herein are defined in the Glossary appearing in this annual information form (the "Annual Information Form"), or elsewhere in this Annual Information Form.

Unless otherwise noted, in this Annual Information Form, all information is presented as at December 31, 2005.

Unless otherwise noted, in this Annual Information Form, measures of leasable area and space refer to gross leasable area; measurements in square feet refer to approximate measurements and a reference to dollars or $ is a reference to Canadian dollars. Except as otherwise specified, occupancy rates and net rent per square foot set forth in this Annual Information Form take into account and include space leased under the AN Head Lease by certain members of the Nihon/Massicotte Group. However, numbers of tenants set forth herein do not include certain members of the Nihon/Massicotte Group.

In this Annual Information Form, "Properties" means the 55 income-producing office, retail, industrial and mixed-use properties, including a 426-unit multi-family residential property and an interest in seven co-owned properties, all located in the Greater Montreal Area and the National Capital Region, and representing, in the aggregate, approximately 8.5 million square feet of leasable area, of which approximately 0.4 million square feet are co-owned, and "***Property***" means any of them.

DISTRIBUTABLE INCOME

Distributable income is not a generally accepted accounting principles ("GAAP") measure. There is no standardized measure of distributable income. Distributable income is presented in this Annual Information Form because the REIT believes this non-GAAP measure is a relevant measure of its ability to earn and distribute cash returns to Unitholders. Distributable Income as computed by the REIT may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to distributable income as reported by such organizations.

In this Annual Information Form, "Distributable Income" means, for any period, net income determined in accordance with GAAP, subject to certain adjustments as set out in the Contract of Trust, including: (i) adding back amortization on income producing properties (excluding amortization of tenant inducements and other leasing costs) that was deducted in computing the net income of the REIT for a relevant period; (ii) adding back future income tax expense and deducting future income tax benefits; and (iii) deducting interest on convertible debentures to the extent not already deducted in computing net income for the period. Gains or losses on the disposition of any property or asset are excluded from the computation of Distributable Income; and: (a) adjustments are to be made to reflect amortization of fair market value debt; and (b) amortization of other assets and deferred expenses, including deferred financing charges are not added back in calculating Distributable Income. The underlying reason for the exclusion of each of these items are as follows:

Amortization -- as a non-cash item, amortization (excluding amortization of tenant inducements and other leasing costs and amortization of other assets and deferred expenses) has no impact on Distributable Income; and

Future Income Taxes – future income taxes are a function of accounting for timing differences, tax laws and tax rates, and are affected by matters which are separate from the daily operations of the REIT.

Pursuant to the Contract of Trust, other adjustments may be made to Distributable Income as determined by the Trustees in their discretion.

GLOSSARY

The following terms used in this Annual Information Form, have the meanings set out below:

"*Adjusted Unitholders' Equity*" means, at any time, the aggregate of the amount of Unitholders' equity and the amount of accumulated amortization recorded in the books and records of the REIT in respect of its properties calculated in accordance with GAAP.

"*Affected Holder*" has the meaning ascribed thereto under "Contract of Trust and Description of Units — Limitation on Non-Resident Ownership".

"*Affected Units*" has the meaning ascribed thereto under "Contract of Trust and Description of Units — Limitation on Non-Resident Ownership".

"*affiliate*" has the meaning that would be ascribed thereto in the *Securities Act* (Québec), if the word "company" were changed to "person" (as defined herein).

"*Alexis Nihon Management (Canada) Inc.*" means Alexis Nihon Management (Canada) Inc., a wholly owned subsidiary of the REIT incorporated under the *Canada Business Corporations Act.*

"*AN Head Lease*" means the head lease entered into between certain members of the Nihon/Massicotte Group and the REIT on December 20, 2002, pursuant to which certain members of the Nihon/Massicotte Group leased approximately 218,097 square feet of leasable area from the REIT in order to provide Unitholders with stable, predictable revenues in respect of certain vacant spaces expected to be leased in the near term.

"*AN Pledge*" means the pledge and hypothec by certain members of the Nihon/Massicotte Group of Units having an aggregate value of not less than $10 million, as security for the obligations of certain members of the Nihon/Massicotte Group under the AN Head Lease and for certain indemnification obligations of certain members of the Nihon/Massicotte Group under the Purchase Agreement, the whole in favour of the REIT.

"*annuitant*" has the meaning ascribed thereto under "Risk Factors — Unitholder Liability".

"*associate*" has the meaning ascribed thereto in the *Securities Act* (Québec).

"*Associate*" means, where used to indicate a relationship between a person and a corporation, a person who beneficially owns, directly or indirectly, voting securities carrying more than ten percent of the voting rights attached to all voting securities of the corporation, a spouse of such individual or an immediate family member of such individual, where used to indicate a relationship between a person and a partnership, a partner of that partnership and, if such partner is an individual, a spouse of such individual or an immediate family member of such individual, and where used to indicate a relationship between a person and a trust, a beneficiary or trustee of that trust and, if such person is a beneficiary or trustee of such trust, a spouse of such individual or any immediate family member of such individual.

"*Audit Committee*" means the audit committee of the Trustees described under "Management of the REIT – Audit Committee".

"*business day*" means any day other than a Saturday, Sunday or a day on which the Schedule 1 chartered banks located in Montreal, Québec are not open for business during normal banking hours.

"*CRA*" means the Canada Revenue Agency.

"*Centre Laval*" means the 692,402 square foot regional shopping centre located at 1500 to 1690 Le Corbusier Boulevard in Laval, Québec.

"*Commercial Properties*" means all of the Properties except for the multi-family residential property located at Place Alexis Nihon.

"*Contract of Trust*" means the contract of trust made as of October 18, 2002, as amended and restated as of December 13, 2002, governed by the laws of the Province of Québec, pursuant to which the REIT was established, as amended, supplemented and/or restated from time to time.

"*Co-Owner*" has the meaning ascribed thereto under "Properties – Co-ownership Properties".

"*Co-Ownership Properties*" has the meaning ascribed thereto under "Properties – Co-ownership Properties".

"*Debentures*" means the Series A 6.20% convertible unsecured subordinated debentures of the REIT due June 30, 2014.

"*Deferred Income Plans*" means, collectively, trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans, each as defined in the Tax Act.

"*Developers*" means, collectively, the Nihon/Massicotte Group and any affiliates thereof which may, from time to time, carry on any development activities, as well as the successors and assigns of any of the foregoing which may from time to time carry on development activities.

"*Development Agreement*" means the Development Agreement entered into among the REIT, certain members of the Nihon/Massicotte Group, Robert A. Nihon and Paul J. Massicotte on December 20, 2002 described under "Development Agreement", as amended, supplemented and/or restated from time to time.

"*Development Entity*" means any person carrying on any property development activities which is an affiliate of a Developer, which is controlled by one or more Developers or the development activities of which are principally directed by one or more Developers acting jointly or in concert, and "*Development Entities*" has the corresponding meaning.

"*Distributable Income*" has the meaning ascribed thereto under "Explanatory Notes — Distributable Income".

"*Distribution Date*" has the meaning ascribed thereto under "Distribution Policy".

"*Distribution Reinvestment Plan*" means the distribution reinvestment plan of the REIT described under "Distribution Reinvestment Plan", as amended, supplemented or restated from time to time.

"*emphyteutic lease*" means an agreement whereby an emphyteutic lessor grants to an emphyteutic lessee, for a determined period of time, the real right of enjoyment of an immovable property, provided the emphyteutic lessee erects constructions thereon (known as a "ground lease" at common law).

"*Employee Unit Purchase Plan*" means the employee unit purchase plan of the REIT, as amended, supplemented or restated from time to time.

"*GAAP*" means Canadian generally accepted accounting principles, as defined in the Canadian Institute of Chartered Accountants Handbook, as same may be amended, restated, supplemented and/or replaced from time to time.

"*Governance Committee*" means the governance committee of the Trustees described under "Management of the REIT — Governance Committee".

"*Greater Montreal Area*" means the areas and boroughs comprised of the City of Montreal and the City of Laval.

"*Gross Book Value*" means, at any time, the book value of the properties and assets of the REIT, as shown on its then most recent balance sheet, plus the amount of accumulated amortization shown thereon, calculated in accordance with GAAP.

"*Head Lease Committee*" means the head lease committee of the Trustees described under "Management of the REIT — Head Lease Committee"

"*hedging*" has the meaning ascribed thereto under "Investment Guidelines and Operating Policies — Operating Policies".

"*Human Resources and Compensation Committee*" means the human resources and compensation committee of the Trustees described under "Management of the REIT — Human Resources and Compensation Committee".

"*immediate family member*" when used to indicate a relationship with an individual, means a parent, child or sibling of such individual.

"*immovable hypothec*" means a secured interest in an immovable property under the laws of the Province of Québec.

"*Immovable Hypothecs*" means the immovable hypothecs and the indebtedness secured thereby to which the Properties were subject as of December 31, 2005.

"*immovable property*" means immovable property under the laws of the Province of Québec or real property under other applicable law.

"*including*" means including, without limitation, where the context so requires or permits.

"*Independent Trustee*" means a Trustee: (i) who is not a member of the Nihon/Massicotte Group, (ii) who is "unrelated" (as defined in The Toronto Stock Exchange Guidelines on Corporate Governance) to the Nihon/Massicotte Group; (iii) who is not a person who is a "related person" (within the meaning of the Tax Act) in relation to the Nihon/Massicotte Group; (iv) who has no material business relationships with the REIT (other than his election or appointment as Trustee or, subject to the provisions of the Contract of Trust, his being a Unitholder), any member of the Nihon/Massicotte Group; and (v) who represents to the REIT, upon his election or appointment as Trustee, that he satisfies the foregoing criteria. Any Trustee appointed by the Nihon/Massicotte Group shall be deemed not to be an Independent Trustee.

"*Independent Trustee Matters*" means those decisions that require the approval of a majority of the Trustees who are Independent Trustees, as set out under "Contract of Trust and Description of Units — Independent Trustee Matters".

"*Investment Committee*" means the investment committee of the Trustees described under "Management of the REIT — Investment Committee".

"*joint venture entity*" has the meaning ascribed thereto under "Investment Guidelines and Operating Policies — Investment Guidelines".

"*joint venturers*" has the meaning ascribed thereto under "Investment Guidelines and Operating Policies — Investment Guidelines".

"*Long Term Incentive Plan*" or "*LTIP*" means the long term incentive plan for the Trustees and officers of the REIT, as amended, supplemented or restated from time to time.

"*Management*" means management of the REIT.

"*Massicotte Family*" means, collectively: (i) Paul J. Massicotte; (ii) the descendants of Paul J. Massicotte, whether biological or by adoption and the spouse or common law spouse (or the equivalent thereof) of Paul J. Massicotte; (iii) all trusts established primarily for the benefit of any of the persons listed in (i) or (ii) above; (iv) other persons, the majority of the economic interest of which is held by a combination of the foregoing; and (v) the executors or administrators of the persons mentioned in (i) or (ii) above and the trustees of the trusts mentioned in (iii) above.

"*Nihon Family*" means, collectively: (i) Robert A. Nihon; (ii) the descendants of Robert A. Nihon, whether biological or by adoption and the spouse or common law spouse (or the equivalent thereof) of Robert A. Nihon (iii) all trusts established primarily for the benefit of any of the persons listed in (i) or (ii) above; (iv) other persons, the majority of the economic interest of which is held by a combination of the foregoing; and (v) the executors or administrators of the persons mentioned in (i) or (ii) above and the trustees of the trusts mentioned in (iii) above.

"*Nihon/Massicotte Group*" means, collectively, the Massicotte Family and the Nihon Family, and their respective affiliates, associates and Associates or, where the context may require, any one or more of the foregoing.

"*Non-Competition Agreement*" means the non-competition agreement entered into on December 20, 2002 among, *inter alia*, the REIT, certain members of the Nihon/Massicotte Group, Attractions Hippiques Québec Inc. (formerly Mt. St. Hilaire Properties Inc.), a company controlled indirectly by Paul J. Massicotte, Robert A. Nihon and Paul J. Massicotte described under "Non-Competition Agreement", as amended, supplemented or restated from time to time.

"*Non-Unitholder Trustee*" has the meaning ascribed thereto under "Management of the REIT — Trustees".

"*person*" means and includes individuals, corporations, limited partnerships, general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, trustees, executors, administrators or other legal personal representatives, two or more persons who together constitute all of the owners of a Property, pension funds, land trusts, business trusts or other organizations, whether or not legal entities and regulatory bodies, governments and agencies and political subdivisions thereof and municipalities.

"*Place Alexis Nihon*" means the 1,463,911 square foot multi-use office, retail and multi-family residential complex located at 1500 Atwater Avenue, 3400-4000 de Maisonneuve Boulevard West and 4045-4049 Sainte-Catherine Street West in Montreal, Québec, including the land on which such complex is situated.

"*Purchase Agreement*" means the purchase agreement entered into on December 20, 2002 among the REIT and certain members of the Nihon/Massicotte Group, pursuant to which the REIT acquired its 18 initial properties and related assets, as amended, supplemented or restated from time to time.

"*REIT*" means Alexis Nihon Real Estate Investment Trust.

"*RESPs*" means registered education savings plans, as defined in the Tax Act.

"*Restricted Group*" has the meaning ascribed thereto under "Non-Competition Agreement — General".

"*Sell Notice*" has the meaning ascribed thereto under "Contract of Trust and Description of Units — Limitation on Non-Resident Ownership".

"*Tax Act*" means the *Income Tax Act* (Canada), as amended.

"*Trustees*" means the trustees of the REIT and "**Trustee**" means any one of them.

"*Unit*" means a unit of interest in the REIT issued from time to time in accordance with the Contract of Trust and includes, where the context so requires, units of the REIT issued pursuant to the Distribution Reinvestment Plan and pursuant to the Unit Option Plan and units of the REIT issued upon conversion of the Debentures, and includes a fraction of a unit of the REIT, and "*Units*" has the corresponding meaning.

"*Unit Option Plan*" means the unit option plan for the Trustees, directors and officers of the REIT, as amended, supplemented or restricted from time to time.

"*Unitholders*" means the holders of Units, and "*Unitholder* "means one of them.

422

THE REIT

The REIT is an unincorporated closed-end investment trust created by the Contract of Trust under, and governed by, the laws of the Province of Québec.

The REIT was established on October 18, 2002 to continue and expand the commercial real estate activities formerly carried on by the Nihon/Massicotte Group (other than the construction and development activities), which was formed in the late 1940's and which, since 1980, has been engaged in acquiring, developing, redeveloping, renovating, owning, managing and leasing properties primarily in the Greater Montreal Area.

The REIT began its activities on December 20, 2002, at the time of the completion of its initial public offering (the "IPO"), when it acquired the 18 initial properties of the REIT and related assets from certain members of the Nihon/Massicotte Group, as described in the REIT's prospectus dated December 13, 2002 (the "IPO Prospectus"). The employees of certain members of the Nihon/Massicotte Group relating to the property and asset management of such properties acquired were transferred to the REIT and Alexis Nihon Management (Canada) Inc. as and from January 1, 2003 in connection with such acquisition and the REIT's IPO.

The Properties currently comprise 55 income-producing office, retail and industrial properties, including a 426-unit multi-family residential property and an interest in seven co-owned properties, all located in the Greater Montreal Area and the National Capital Region, and representing, in the aggregate, approximately 8.5 million square feet of leasable area, of which 0.4 million square feet are co-owned. See "Properties".

The REIT has four subsidiaries and two sub-trusts, namely:

- Alexis Nihon Management (Canada) Inc., a wholly-owned subsidiary incorporated under the *Canada Business Corporations Act*;
- Alexis Nihon J.D. Acquisition Inc., a wholly-owned subsidiary incorporated under the *Canada Business Corporations Act*;
- A.N. (Mega Centres) Inc., a wholly-owned subsidiary incorporated under the *Canada Business Corporations Act*;
- A.N. (Mega Centre III) Inc., a wholly-owned subsidiary incorporated under the *Canada Business Corporations Act*;
- The Alexis Nihon Sub Trust, a trust created and governed under the laws of the Province of Québec; and
- The De la Savane Single Purpose Trust, a trust created and governed under the laws of the Province of Ontario.

The REIT, directly and indirectly through Alexis Nihon Management (Canada) Inc., has approximately 166 employees.

The head office of the REIT is located at 3400 de Maisonneuve Boulevard West, Suite 1010, Montreal, Québec, H3Z 3B8.

OBJECTIVES OF THE REIT

The objectives of the REIT have been approved by the Trustees and may be amended or replaced by the Trustees from time to time. In setting the objectives of the REIT, the Trustees are subject to the investment guidelines and operating policies set out in the Contract of Trust. See "Investment Guidelines and Operating Policies".

The objectives of the REIT are: (i) to provide Unitholders with stable and growing cash distributions, payable monthly and, to the maximum extent practicable, income tax deferred, from investments in a diversified portfolio of income producing properties primarily located in and around the Greater Montreal Area; and (ii) to improve and maximize Unit value through future acquisitions of additional income-producing properties, the ongoing active management of the REIT's properties or interests therein and the acquisition of completed new developments pursuant to the Development Agreement.

The REIT intends to continue to concentrate its efforts in the Greater Montreal Area where it can exploit its competitive advantages, as well as in the National Capital Region where the REIT can pursue accretive acquisitions complementary to its portfolio and management expertise.

Management is constantly assessing acquisition opportunities and is able to implement an investment strategy of acquiring properties to provide additional cash flow and enhance long-term portfolio growth.

Management believes that achieving the objectives outlined above will result in an increasingly diverse and stable income stream intended to reduce both risk and volatility in respect of the returns realized by Unitholders.

MANAGEMENT STRATEGY OF THE REIT

The REIT's property management is internalized and the REIT believes that the internalization of an experienced management is required to achieve, maintain and grow value while insuring that the interests of Management remain aligned with those of Unitholders and minimizing risk to Unitholders. The REIT believes that its objectives are best achieved through internalized management by employing a comprehensive, proactive management strategy which leverages and builds upon the competitive strengths inherited from the Nihon/Massicotte Group in order to enhance the operating and financial performance of the REIT and its properties. The internal growth strategies of the REIT include:

- *Nurturing existing tenant relationships, ensuring tenant retention and accommodating tenant growth* — Renewal of existing tenant leases, as opposed to tenant replacement, often provides the best opportunity for increasing operating results while minimizing marketing, leasing and tenant improvement costs and avoiding interruptions in rental income from periods of vacancy. The REIT plans to continue to nurture existing tenant relationships to retain its existing tenants and to meet their changing needs.

- *Increasing rental income and minimizing operating expenses* — The REIT expects to achieve increased occupancy levels and higher renewal rents for available space through a proactive leasing program. Ongoing preventative maintenance programs along with regular site visits and inspections help to ensure that the properties are well maintained. Management believes that the operating economies that result from a geographically clustered portfolio, translate into stable and competitive operating expenses. Operating expenses are reviewed monthly in order to ensure that costs are kept within budget.

- *Providing value-added property management through an integrated and internalized property and asset management structure* — The REIT has access to the necessary human resources in order to provide a full range of property and asset management and leasing services to the properties owned by the REIT. Management believes that the internalization of management provides the infrastructure and depth of experience to enable the REIT to be aware of, and responsive to, the needs of tenants in a more efficient and economic manner rather than contracting for property management services from a third party.

- *Pursuing expansion and redevelopment opportunities within the REIT's portfolio* — The REIT continues to pursue expansion and redevelopment opportunities in order to meet the needs of existing tenants and to attract new tenants, as the Nihon/Massicotte Group has done with the expansion and redevelopment of Place Alexis Nihon, Centre Laval and 777 Sainte-Catherine Street West.

- *Maintaining asset class diversification in the REIT's geographic areas of concentration and expertise* — The REIT owns and manages and will continue to own, manage and acquire properties across the office, retail, industrial and multi-family residential asset classes in the Greater Montreal Area and the National Capital Region. The REIT believes that a balanced portfolio, by property and by asset class, decreases Unitholder risk through diversification.

- *Replacing tenants quickly at best available rates and lowest possible transaction costs* — The REIT believes that the reputation of Management for responsiveness to tenants' needs and well-located, well-maintained properties will continue to allow the REIT to fill vacancies quickly and that its internalized management structure allows it to do so at the lowest possible transaction costs.

- *Practicing preventative maintenance and repair of properties* — In addition to addressing current capital expenditure requirements, the REIT employs a preventative maintenance program utilizing its familiarity with, and regular inspection of, building control systems as well as roofing and parking facilities in order to minimize capital expenditures going forward.

- *Facilitating the provision of additional tenant services* — Management and employees of the REIT and Alexis Nihon Management (Canada) Inc. continue to make use of their knowledge in development and general contracting industries and other services to ensure that tenants receive the services they require from third parties at the best available cost to the REIT and to the tenant.

With respect to external growth, the following are the REIT's principal strategies:

- *Acquiring stable income-producing properties that provide incremental net yields greater than current yields to Unitholders* — The REIT will utilize the experience and expertise of Management and its development and leasing knowledge capabilities to select properties for acquisition which present an accretive opportunity to provide incremental net yields greater than current yields to Unitholders across the office, retail, industrial and asset classes. Through the Development Agreement, the REIT has an option on all properties developed by the Developers or the Development Entities for which the REIT shall offer to provide mezzanine financing based on market terms and a right of first offer with respect to other properties developed by the Developers and the Development Entities.

- *Acquiring properties that can be repositioned by using the REIT's redevelopment, leasing and repositioning expertise, and that provide incremental net yields greater than current yields to Unitholders* — Where appropriate, and without negatively affecting the stability of the REIT's income, the REIT will acquire underperforming properties that have the potential to be converted into better performing and stable income producing properties through renovation, leasing and redevelopment.

- *Expanding into other geographic markets where the REIT can exploit its competitive advantages* — The REIT is considering and will continue to consider expansion into other geographic markets where it can best exploit its competitive advantages. For example, in the National Capital Region, the REIT believes it can pursue accretive acquisitions complementary to its portfolio and management expertise.

- *Utilizing the REIT's wholly-owned subsidiary, Alexis Nihon Management (Canada) Inc., to provide third party management services* — While the primary objective of the REIT is the investment in quality, income-producing properties to be held for long-term ownership, Alexis Nihon Management (Canada) Inc. offers comprehensive property management services to third parties.

COMPETITIVE STRENGTHS

The REIT's main competitive strengths are the stability, commitment and reputation of Management and alignment of the interests of Management and Unitholders, the internalized management structure of the REIT and Management's expertise and experience, particularly in the Greater Montreal Area. The REIT also benefits from and continues the Nihon/Massicotte Group's committed, entrepreneurial and proactive management and corporate culture. In particular, the REIT intends to capitalize on the following competitive strengths to achieve its objectives:

- *Stability, experience and expertise of Management* — Generally, with the exception of the current Chief Operating Officer, the senior officers of the REIT have a minimum of 15 years of experience in the Canadian real estate market, the majority of which have been as management of the Nihon/Massicotte Group. In addition, Management is highly committed to its objectives, having guided the Nihon/Massicotte Group through both healthy and difficult financial periods from which the Nihon/Massicotte Group emerged as a significant owner, developer and acquiror of quality properties. The REIT will continue to benefit from the reputation, experience, commitment and stability of Management going forward.

- *Ability to manage properties effectively across four different asset classes* — The REIT benefits from Management's proven ability to manage, develop and acquire properties across the office, retail, industrial and multi-family residential asset classes. In addition, the REIT has the ability to manage properties across these asset classes using a single management information system.

- *Expertise in the Greater Montreal Area real estate market* — The Nihon/Massicotte Group developed a significant expertise in the Greater Montreal Area real estate market. The REIT will continue to benefit from Management's recognized strength and reputation in its primary area of geographic concentration.

- *Entrepreneurial and responsive corporate culture* — The REIT benefits from Management's entrepreneurial and responsive corporate culture and strong market knowledge, allowing it to move from the assessment of leasing and acquisition opportunities to the completion of projects in a careful yet timely manner.

- *Diversified portfolio* — The REIT will seek to maintain a balanced portfolio based on asset class and property type consistent with its current portfolio, but also in line with evolving market conditions. Management believes that this strategy, in conjunction with the geographic concentration of properties, will provide the REIT with a diversified tenant base, reduce cash flow volatility and increase potential capital appreciation.

- *Relationship with and confidence of lenders and secured creditors* — Unlike other companies in the Montreal and Canadian real estate markets which were forced into bankruptcy or which voluntarily proceeded with bankruptcy or insolvency related proceedings in the late 1980's and mid-1990's, management of the Nihon/Massicotte Group benefited from its relationship with, and confidence of, lenders and secured creditors to restructure its portfolio of properties while retaining its most significant assets. The REIT intends to make use of the relationships with and confidence of financial institutions going forward in order to access capital and finance and re-finance properties, as and when necessary.

- *Privileged relationships with tenants* — Stable and privileged relationships with tenants enabled the Nihon/Massicotte Group and will continue to help the REIT to achieve both a high tenant retention rate and a high tenant satisfaction rate and to accommodate existing tenants with changing or growing needs.

- *Ability to access and assess acquisition opportunities* — The REIT benefits from Management's network of relationships and its ability to assess potential acquisitions in order to acquire income producing properties where the projected yield on acquisition would result in a yield on the outstanding Units greater than the current yield to Unitholders.

- *Redevelopment capabilities* — The REIT intends to use its redevelopment expertise to provide the REIT with the ability to undertake property expansion and redevelopment opportunities in compliance with the investment guidelines and operating policies of the REIT. See "Investment Guidelines and Operating Policies".

DEBT MANAGEMENT

The REIT will seek to maintain a combination of short, medium and long-term debt maturities which are appropriate for the overall debt level of its portfolio, taking into account availability of financing and market conditions and the financial terms of the leases from which the REIT derives its cash flow. The REIT may not incur or assume any indebtedness if, after giving effect to the incurring or assumption of the indebtedness, the total indebtedness of the REIT would be more than 60% of the Gross Book Value (65% if convertible debentures of the REIT are outstanding, including the full face value of any convertible debentures). At no time will indebtedness aggregating more than 15% of Gross Book Value (other than trade payables, accrued expenses and distributions payable) be at floating interest rates. The indebtedness of the REIT as at December 31, 2005 was approximately 52.9% of the Gross Book Value, excluding the Debentures, and approximately 59.8% of the Gross Book Value, including the Debentures. See "Investment Guidelines and Operating Policies".

In November 2005, the REIT renewed its $50 million credit facility for a six month period (the "Credit Facility") from November 1, 2005 to April 30, 2006. Advances under the Credit Facility bear interest at the prime rate of each lender plus 0.5%, or, on bankers' acceptances, at the rate for bankers' acceptances plus 2.25%. The terms of the Credit Facility provide for conditions precedent to draw-down, events of default and negative covenants customary for operating facilities of such nature and certain negative covenants with respect to the incurrence of debt by the REIT. In addition to second ranking hypothecs on Place Alexis-Nihon and Centre Laval, the facility is secured by first ranking hypothecs on the property located at 1080 Beaver Hall Hill, Montreal, Québec, the property located at 2102-2150, 32nd Avenue, Montreal (Lachine), Québec and the property located at 1615-1805, 55th Avenue, Montreal (Dorval), Québec. The Credit Facility was renewed on the same terms and conditions as it had originally been entered into in October 2004, except that if the occupancy rate of 1080 Beaver Hall Hill falls below 65% for a full quarter, the REIT will have 60 days from the end of such quarter to bring the occupancy rate up to 75%, failing which the REIT will have to provide additional security in an amount of $10 million.

The Credit Facility was put in place primarily for the purpose of funding future immovable property acquisitions and financing the expansion, redevelopment and improvement, and financing or re-financing of, and certain operating expenses of the REIT and of its Properties from time to time, subject to the Investment Guidelines and Operating Policies of the REIT.

The ability of the REIT to draw-down amounts under the Credit Facility from time to time may be limited by the limitations on indebtedness which the REIT may incur, as set out above. See "Investment Guidelines and Operating Policies".

PROPERTIES

The Properties consist of 55 office, retail and industrial properties, including a multi-family residential property, all located in the Greater Montreal Area and the National Capital Region. The Properties consist of approximately 2.99 million square feet of office space, 1.49 million square feet of retail space, 3.71 million square feet of industrial space and 300,321 square feet (426 units) of multi-family residential space, representing, in aggregate, approximately 8.5 million square feet of leasable area of which 0.4 million square feet are co-owned. The majority of the Properties are situated in prime locations near major traffic arteries and benefit from high visibility and easy access by both tenants and tenants' customers. While the Properties located at 1080 Beaver Hall Hill and 4700 de la Savane and part of the site of Centre Laval are subject to emphyteutic leases with unrelated parties, Management believes that the term to maturity and other terms and conditions of the emphyteutic leases are acceptable from the perspective of the REIT. The Properties are generally well-maintained and in good operating condition.

OVERVIEW OF THE PROPERTIES

The following table summarizes the distribution of the Properties by property type:

Distribution by Property Type

Property Type	Number of Properties[1]	Area	
		Leasable Area (Square Feet)	%
Commercial Properties			
Office Properties[2]	20	2,987,677	35.2%
Retail Properties[3]	4	1,488,005	17.5%
Industrial Properties	31	3,711,139	43.7%
Sub-Total Commercial Properties	55	8,186,821	96.4%
Multi-family Residential Property	N/A [1]	300,321 [4]	3.6%
Total	55	8,487,142	100%

Notes:

(1) With respect to the "Number of Properties", Place Alexis Nihon has been included in the office properties category and includes an office, retail and multi-family residential component.

(2) Includes 611,535 square feet of office space at Place Alexis Nihon.

(3) Includes 391,029 square feet of retail space at Place Alexis Nihon, which for the purposes of the "Number of Properties" is included in the office properties category.

(4) Represents 426 multi-family residential units at Place Alexis Nihon, which for the purposes of the "Number of Properties" is included in the office properties category.

427


Multi-Family
Residential
Property (1)
3.6%
Office
Properties (2)
35.2%
Industrial
Properties
43.7%
Retail Properties
(3)
17.5%

Notes:
(1) Includes 300,321 square feet of multi-family residential space at Place Alexis Nihon.
(2) Includes 611,535 square feet of office space at Place Alexis Nihon and Net Operating Income for the Place Alexis Nihon parking.
(3) Includes 391,029 square feet of retail space at Place Alexis Nihon.

The following table sets forth the major tenants of the REIT as at December 31, 2005:

Top 10 Tenants

		% of Total Revenues
1	Public Works & Government Services Canada	8.02%
2	LDL Logistics Dev. Corp.	2.11%
3	Richter Management Limited[1]	1.87%
4	Club Monaco	1.62%
5	CP Ships (Canada) Agencies Ltd.	1.56%
6	Hudson's Bay Company	1.30%
7	ISM Information Management Corporation	1.11%
8	KSH Solutions Inc.	0.99%
9	Sico Inc.	0.94%
10	The Brick	0.92%
	Total	20.44%

Notes:
(1) Richter Management Limited is a corporation owned by the partners or parties related to the partners of RSM Richter LLP, the auditors of the REIT. See "Interest of Experts".

HYPOTHECS

The Properties are currently leveraged with predominantly fixed rate debt. The indebtedness of the REIT as at December 31, 2005 was approximately 52.9% of the Gross Book Value, excluding the Debentures, and approximately 59.8% of the Gross Book Value, including the Debentures. The timing of lease maturities and debt maturities is structured to match where possible and practicable. As at December 31, 2005, the weighted average interest rate pursuant to the Immovable Hypothecs is approximately 6.2% per annum and the weighted average term to maturity of the Immovable Hypothecs is approximately 5.08 years.

The information in the following table is based upon information as at December 31, 2005 and summarizes the Immovable Hypothecs.

Immovable Hypothecs

Properties	Balance Outstanding as at December 31, 2005	Loan Interest Rate[1]	Maturity Date
Place Alexis Nihon, Montreal, Québec	$79,989,340	6.53%	August 1, 2007
Office Properties			
4700 de la Savane, Montreal, Québec	$4,439,689	8.16%	April 1, 2012
9900 Cavendish, Montreal (Saint-Laurent), Québec	$6,836,808	6.30%	January 1, 2014
9999 Cavendish, Montreal (Saint-Laurent), Québec	$4,203,539	7.30%	October 1, 2006
1, 2, 3, 4 Place Laval, Laval, Québec	$21,019,164	5.53%	January 1, 2009
3080 Le Carrefour, Laval, Québec	$6,812,982	5.43%	January 1, 2009
3090 Le Carrefour, Laval, Québec	$5,000,349	5.43%	January 1, 2009
3100 Le Carrefour, Laval, Québec	$5,937,907	5.43%	January 1, 2009
2525 Daniel Johnson, Laval, Québec	$5,756,358	5.43%	January 1, 2009
1111 Dr Frederick-Phillips, Montreal (Saint-Laurent), Québec	$8,156,803	6.30%	October 1, 2014
3300 Côte-Vertu, Montréal (Saint-Laurent), Québec	$6,319,687	6.30%	October 1, 2014
550 De la Cité, Gatineau, Québec	$34,583,773	5.51%	December 1, 2018
480 De la Cité, Gatineau, Québec	$3,514,898	6.61%	July 1, 2019
400 Cooper, Ottawa, Ontario	$10,945,459	5.19%	September 1, 2015
400 Cooper, Ottawa, Ontario	$7,714,682	6.00%	April 1, 2010
Retail Properties			
777, Ste. Catherine West & 1401 McGill College, Montreal, Québec	$7,130,568	7.87%	October 31, 2005[2]
1035-1135 Jean-Baptiste Blvd. West, St-Jerome, Québec	$16,581,666	6.333%	July 1, 2014
1500 to 1690 Le Corbusier Boulevard, Laval, Québec	$35,563,121	6.531%	May 1, 2008
3310-3550 Côte-Vertu, Montreal (Saint-Laurent) Québec	$14,182,562	6.300%	October 1, 2014
Industrial Properties			
3071-3075 Louis A. Amos and 1922-1996 Onésime-Gagnon, Montreal (Lachine), Québec	$5,313,415	6.455%	July 1, 2014
3339-3403 Griffith, Montreal (Saint-Laurent), Québec	$3,862,531	5.875%	July 1, 2005[3]
8100 Cavendish, Montreal (Saint-Laurent), Québec	$2,383,621	5.875%	December 1, 2005[3]
1949 Onésime-Gagnon, Montreal (Lachine), Québec	$2,579,658	6.455%	July 1, 2014
2260 – 32nd Avenue and 3142-3190 Joseph-Dubreuil, Montreal (Lachine), Québec	$2,368,548	8.65%	January 1, 2007
2024-2080 – 32nd Avenue, Montreal (Lachine), Québec	$1,988,519	6.455%	July 1, 2014
731-794 Meloche and 114350 Côte-de-Liesse, Montreal (Dorval), Québec	$3,487	6.999%	February 1, 2006
703-729 Meloche, Montreal (Dorval), Québec	$3,270	6.999%	February 1, 2006
1710-1850 – 55th Avenue and 5435 François-Cusson, Montreal (Lachine), Québec	$961,652	10.625%	October 1, 2011
1520-1660 – 55th Avenue and 5430 Fairway, Montreal (Lachine), Québec	$961,652	10.625%	October 1, 2011

429

Properties	Balance Outstanding as at December 31, 2005	Loan Interest Rate[1]	Maturity Date
1875 - 55th Avenue and 22-62 Lindsay, Montreal (Dorval), Québec	$1,489,137	11.00%	October 1, 2011
1200 - 55th Avenue, Montreal (Lachine), Québec	$723,821	6.35%	July 1, 2007
2025 de la Metropole, Longueuil, Québec	$4,694,377	5.23%	January 1, 2008
1925-1975 Hymus Blvd., Montreal (Dorval), Québec	$1,717,257	8.25%	October 1, 2005[3]
7527-7583 Henri-Bourassa Blvd., Montreal, Québec	$3,094,320	6.62%	March 1, 2008
8552-8648 Pie-IX Blvd., Montreal, Québec	$4,850,465	6.62%	March 1, 2008
8740-8878 Pie-IX Blvd., Montreal, Québec	$5,694,024	6.62%	March 1, 2008
8545-8579 Dalton Road, Montreal, Québec	$978,565	5.60%	December 1, 2005[3]
8605-8639 Dalton Road, Montreal, Québec	$950,599	5.60%	December 1, 2005[3]
7075 Place Robert-Joncas, Montreal (Saint-Laurent, Québec	$9,533,012	6.30%	October 1, 2014
1111 46th Avenue, Montreal (Lachine) Québec	$3,903,813	4.98%	July 1, 2015
2000 Halpern, Montreal, Québec	$17,871,622	4.68%	August 1, 2010
2105, 23rd Avenue, Montreal, Québec	$7,588,411	5.82%	February 1, 2009
Total	$368,225,131		

Notes:

(1) Rounded up or down to the closest hundredth of one percent.

(2) The immovable hypothec was extended on a month-to-month basis, with the consent of the lender, at the same terms and conditions, and was fully repaid on February 2, 2006.

(3) The immovable hypothecs were extended on a month-to-month basis, with the consent of the lender, at the same terms and conditions, and were re-financed on January 10, 2006 for 15 years, at an interest rate of 5.174% and amortization periods ranging between 25 to 30 years.

The following table summarizes the debt maturities of the Immovable Hypothecs as at December 31, 2005, up to and including 2019:

Debt Maturities[1]

	Office	Retail	Industrial	Multi-family Residential	Total
	(in thousands, except percentages and years)				
Debt Maturities					
2006	$4,204	$7,131	$9,900	—	$21,235
2007	$42,058	$20,365	$3,092	$17,566	$83,081
2008	—	$35,563	$18,333	—	$53,896
2009	$44,527	—	$7,588	—	$52,115
2010	$7,715	—	$17,872	—	$25,587
2011	—	—	$3,412	—	$3,412
2012	$4,440	—	—	—	$4,440
2014	$21,313	$30,764	$19,435	—	$71,512
2015	$10,945	—	$3,904	—	$14,849
2018	$34,584	—	—	—	$34,584
2019	$3,515	—	—	—	$3,515
Weighted Average Interest Rate on Immovable Hypothecs	5.98%	6.56%	6.10%	6.53%	6.18%
Weighted Average Term to Maturity on Immovable Hypothecs	6.09 years	4.13 years	4.79 years	1.67 years	5.08 years

Notes:

(1) The existing debt on Place Alexis Nihon has been allocated based on the appraised value of Place Alexis Nihon, as to $42,058,000 to the office properties category, as to $20,365,000 to the retail properties category and as to $17,566,000 to the multi-family residential property category.

SUMMARY OF THE PROPERTIES

The following table summarizes certain aspects of each of the Properties as at December 31, 2005. The percentage leased and net rent per square foot include space leased under the AN Head Lease by certain members of the Nihon/Massicotte Group.

Property	Year Built/ Renovated	Leasable Area (Square Feet)	Percentage Leased	Net Rent per Square Foot[(1)(2)]	Selected Tenants[(3)]
Office Properties					
Place Alexis Nihon, Montreal, Québec	1968-1988	611,535	89.9%	$13.21	IBM Canada Limited, Richter Management Limited, KSH Solution Inc.
1080 Beaver Hall Hill, Montreal, Québec	1968-2000	316,408	69.8%	$10.42	Webhelp Canada Inc., Draft Worldwide Montreal Inc., Hapag-Lloyd (Canada) Inc.
4700 de la Savane, Montreal, Québec	1988/1998	189,384	92.4%	$7.25	Fujitsu Transaction Solutions Canada Inc., A Canadian Chartered Bank, Engenuity Technologies Inc.
455 Fénélon, Montreal (Dorval), Québec	1990	94,848	89.3%	$11.67	Société Immobilière du Québec, Technologies Interstar Inc. Fleetminds Solutions Inc.
9900 Cavendish, Montreal (Saint-Laurent), Québec	1987	82,977	98.7%	$13.25	CATO Research Canada Inc., Procter & Gamble Inc., Kronos Computerized Time Systems Inc.
9999 Cavendish, Montreal (Saint-Laurent), Québec	1988	50,637	56.4%	$13.19	Intertape Polymer Inc., Famic Technologies 2000 Inc., American Appraisal Canada Inc.
9960-9970 Côte-de-Liesse Road, Montreal (Lachine), Québec	1983	24,844	74.7%	$9.31	Fishery Products International Ltd., Ralston Purina Canada Inc.
1 Place Laval, Laval, Québec	1965-1989	117,763	84.0%	$7.28	Tecsult Inc., Le Groupe Echo Inc., Société Immobilière du Québec
2 Place Laval, Laval, Québec	1965-1989	101,674	95.8%	$7.92	SITQ National Inc., A Canadian chartered bank, Croesus Finansoft Inc.
3 Place Laval, Laval, Québec	1965-1989	187,922	93.6%	$7.92	Minister of Public Works and Government Services, A Canadian chartered bank, Ville de Laval
4 Place Laval, Laval, Québec	1965-1989	139,598	94.0%	4.93	Société Immobilière du Québec, Ville de Laval, Ministère du Revenu du Québec.
3080 Le Carrefour Boulevard, Laval, Québec	1990	87,643	69.2%	13.46	A Canadian Chartered Bank, HB Group Insurance Management Ltd., Investissements J.L. Gauthier Inc.
3090 Le Carrefour Boulevard, Laval, Québec	1986	72,910	76.2%	$14.77	A Canadian Chartered Bank, Services Financiers CIT Inc., London Life Insurance Co.
3100 Le Carrefour Boulevard, Laval, Québec	1988	77,787	88.7%	$14.52	A Canadian Chartered Bank, Les Services Investors Inc., Clarica
2525 Daniel Johnson, Laval, Québec	1977	109,294	78.5%	$13.41	A Canadian Chartered Bank, Groupe Conseil Genivar Inc., Industrielle-Alliance Inc.
550 De la Cité Blvd., Gatineau, Québec	2003	320,900	100.0%	$12.27	Minister of Public Works and Government Services
480 de la Cité Blvd., Gatineau, Québec	2003	26,400	100.0%	$17.65	Brascan Energy Marketing Inc.
1111 Dr Frederick-Philips, St-Laurent, Québec	1990	102,713	98.1%	$12.81	Meloche Monnex Inc., Hospira Healthcare Corp., Makivik Corp.
3300 Côte-Vertu Blvd., St-Laurent, Québec	1976	98,504	95.0%	$10.98	Delta Air Lines Inc., A Canadian Chartered Bank, Synnex Canada Ltd.
400 Cooper Street, Ottawa, Ontario	1974-1998	173,936	95.6%	$14.98	Minister of Public Works and Government Services and Centretown Community Health Center Inc.
Sub-Total (Office)		2,987,677	88.4%	$11.35	
Retail Properties					
Place Alexis Nihon, Montreal, Québec	1967/1985/1986 /2004	391,029	96.1%	$14.82	Canadian Tire Corporation, IGA, Winners, Zellers Inc., Sports Experts

Property	Year Built/ Renovated	Leasable Area (Square Feet)	Percentage Leased	Net Rent per Square Foot[1][2]	Selected Tenants[3]
Centre Laval - 1500 to 1690 Le Corbusier Boulevard, Laval, Québec	1968-1991/1998-1999/2004	692,402[4]	99.3%	$11.50	Wal-Mart Canada Inc., The Bay[4], Best Buy, Brick and Future Shop
777, Sainte-Catherine West and 1401 McGill College, Montreal, Québec	circa 1885/1990/2000	26,326	75.0%	$80.29	Club Monaco (Caban)
1035-1135 Jean-Baptiste Blvd. West, St-Jérôme, Québec	1999	186,753	84.9%	$13.34	B.O.L.D., Business Depot, Winners
3310-3550 Côte-Vertu Blvd, St-Laurent, Québec	1999	189,195	98.2%	$11.72	Cinema Guzzo, Bar & Billard Unison Inc., Club Feel Good Fitness Cafe
Sub-Total (Retail)		1,488,005	96.1%	$13.56	
Industrial Properties					
3071-3075 Louis A. Amos and 1922-1996 Onésime-Gagnon, Montreal (Lachine), Québec	1987	164,262	88.1%	$5.36	Gelcore Company, Les Distributions RVI Ltée, AVW Telav Inc.
1615-1805 – 55th Avenue, Montreal (Dorval), Québec	1990	158,304	93.3%	$4.94	John L. Schulz Limited, Ecosys Canada Inc., Les Transports DTI Inc.
3339-3403 Griffith, Montreal (Saint-Laurent), Québec	1987	118,114	69.7%	$5.78	4198638 Canada Inc., Presse Commerce Corp., GORCanada Inc.
8100 Cavendish, Montreal (Saint-Laurent), Québec	1981	114,596	100.0%	$4.07	Dare Foods Ltd.
1949 Onésime-Gagnon, Montreal (Lachine), Québec	1988	95,795	100.0%	$4.61	Richards Packaging Inc., Alcan Foil Products, Gelcore Company
2260 – 32nd Avenue and 3142-3190 Joseph-Dubreuil, Montreal (Lachine), Québec	1983	92,429	75.0%	$5.36	Andritz Fiber Drying Ltd., Imprimeries Transcontinental S.e.n.c.
2102-2150 – 32nd Avenue, Montreal (Lachine), Québec	1984	77,400	71.8%	$5.28	NSK-RHP Canada Inc., Métaux Solutions, Standard Life Assurance Company
2024-2080 – 32nd Avenue, Montreal (Lachine), Québec	1984	68,320	100.0%	$5.74	AVW Telav Inc., Trium Mobilier de Bureau Inc., Advantage Sales Network Corp.
6320-6380 Côte-de-Liesse Road, Montreal (Saint-Laurent), Québec	1954/1981/1990's	58,483	100.0%	$6.42	Speedware Limited, Distributions Maroline Inc., Services Personnel Unique
731-749 Meloche and 11450 Côte-de-Liesse Road, Montreal (Lachine), Québec	1979	35,567	94.5%	$5.78	Gemmar Systems International Inc., Kodiak Fret International Inc., Abrasicorp & Equip. Ltd.
703-729 Meloche, Montreal (Dorval), Québec	1980	31,706	99.9%	$5.98	True World Foods Inc. of Canada, Chic-Tex Inc., Société en Commandite Tafisa Canada
679-701 Meloche and 135-137 Lindsay, Montreal (Dorval), Québec	1981	34,759	73.6%	$5.18	Fabrication D.E.C. Inc., 2322-7820 Québec Inc., Gabriel Consultant
1710-1850-55th Avenue and 5435 François-Cusson, Montreal, Québec	1986	79,023	90.5%	$5.53	LH MFG Inc., Canaflex Inc., Auto Journal Inc.
1520-1660-55th Avenue and 5430 Fairway, Montreal (Lachine), Québec	1986	79,023	100.0%	$5.37	MBS Bearing Services Inc., Joslyn Canada Inc., Elkon Inc.
1875-55th Avenue and 22-62 Lindsay, Montreal (Dorval), Québec	1988	81,878	59.5%	$5.19	Amscan Distributors (Canada) Ltd., Omnimedia Corporation Limited, Whitesell Canada Corporation
1200-55th Avenue, Montreal (Lachine), Québec	1987	68,461	100.0%	$4.75	A.R. Medicom Inc.
2025 de la Métropole, Longueuil, Québec	1977-1993	206,184	99.0%	$4.75	Sico Inc.
1925-1975 Hymus Blvd., Dorval, Québec	1988	104,700	72.0%	$6.06	EGL Eagle Global Logistics, Apple Express Courier Ltd., Tippet-Richardson Ltd.
80-140 Lindsay, Dorval, Québec	1986	44,377	100.0%	$5.70	ICC International Compliance Center Inc., Bio Lonreco Inc., Kufner Textiles Inc.

Property	Year Built/ Renovated	Leasable Area (Square Feet)	Percentage Leased	Net Rent per Square Foot[1][2]	Selected Tenants[3]
8411-8453 Dalton Road, Mount-Royal, Québec	1975	31,520	100.0%	$4.73	Les Matrices à Découper LM Inc., Tindex Sales & Mfg Inc., Vertigo Verre Souffle Inc.
8459-8497 Dalton Road, Mount-Royal, Québec	1975	41,703	71.4%	$5.18	Techstar Industries, North American Euro Product Inc., Belkhear Investments Inc.
8545-8579 Dalton Road, Mount-Royal, Québec	1987	38,423	91.6%	$6.79	Bureau Tech 2000 Inc., VWR Scientific of Canada Ltd., Schindler Elevators Corp.
8605-8639 Dalton Road, Mount-Royal, Québec	1986	37,463	100.0%	$6.37	Henry Schein Arcona Inc., BB Color Inc., Startex Fabrics Inc.
7527-7583 Henri-Bourassa Blvd. East, Montreal, Québec	1975	138,915	73.9%	$4.41	Association Action Plus, A.N.S. Fiberglass, Céramique Pavigres Inc.
8552-8648 Pie-IX Blvd., Montreal, Québec	1988	146,649	79.9%	$5.65	Disque Americ Inc., Memtronik Innovations Inc., Atlantic Service Company Ltd.
8740-8878 Pie-IX Blvd., Montreal, Québec	1992	165,526	97.9%	$5.43	Imprimerie Transcontinentale Inc., Peerless Clothing Inc., Société de transport de Montréal
7075 Place Robert-Joncas, St-Laurent, Québec	1975	218,345	80.6%	$7.77	Purolator Courrier Ltd., Coreco Inc., Best Buy Canada Ltd.
1225 Volta, Boucherville, Québec	1988-1991	226,500	98.0%	$4.46	Rona Inc. and Pirel Inc.
2000 Halpern Street, St-Laurent, Québec	1977	527,000	100.0%	$4.00	LDC Logistics Development Corp.
2105, 23rd Avenue, Lachine, Québec	1964	318,960	100.0%	$4.00	Hudson's Bay Company
1111, 46th Avenue, Lachine. Québec	1973	107,644	100.0%	$4.50	Palmar Inc.
Sub-Total (Industrial)		3,711,139	91.2%	$5.00	
Multi-family Residential Property					
Place Alexis Nihon, Montreal, Québec[2]	1971	300,321	92.8%	$1,037.28[2]	
Total Portfolio		8,487,142	91.1%	$9.18	

Notes:

(1) Weighted average of the net rent of net leases and of the net rent component of gross leases calculated on a per square foot basis of occupied space as at December 31, 2005, adjusted to reflect leasing activity where space is leased but not occupied.

(2) In the case of the multi-family residential property, sets forth the average monthly gross rent per unit.

(3) Sets forth certain generally recognized tenants.

(4) Includes 134,377 square feet owned by The Bay. The building operated by The Bay was constructed by The Bay. Pursuant to its lease, The Bay pays annual basic rent for the lease of the land on which the building is situated and the REIT will become the owner of the building at the end of such lease at no additional cost.

(5) Includes the 72 furnished apartments.

The following is a summary of the lease maturities of the Properties:

Lease Expirations

	Office	Retail	Industrial	Total
Number of tenants				
2006	53	31	62	146
2007	86	38	41	165
2008	78	36	42	156
2009	51	36	28	115
2010	71	45	30	146
After	71	86	29	186
Area (square feet)				
2006	257,537	38,728	728,530	1,024,795
2007	536,284	78,003	452,229	1,066,516
2008	430,352	394,834	401,916	1,227,102
2009	298,688	147,827	312,492	759,007
2010	365,754	155,448	719,925	1,241,127
After	742,050	647,327	774,900	2,164,277
Weighted Average Net Rent				
2006	$9.70	$27.22	$5.40	$7.30
2007	$11.04	$18.62	$5.15	$9.10
2008	$11.78	$5.01	$5.10	$7.41
2009	$11.83	$12.66	$5.12	$9.23
2010	$11.03	$17.77	$4.86	$8.29

Weighted Average Term to Maturity on Existing Leases **4.64 years**

PLACE ALEXIS NIHON

Place Alexis Nihon situated in Montreal, Québec was acquired by the Nihon/Massicotte Group in 1983. The property is a 1,463,911 square foot multi-use office, retail and multi-family residential complex built between 1967 and 1988, comprising 611,535 square feet of class A office space and 391,029 square feet of retail space, as well as 161,026 square feet of storage and 300,321 square feet of multi-family residential space. The complex has sheltered parking for 1,235 cars, being one space per 1,200 square feet of leasable area and including one space per multi-family residential unit. The complex is composed of a seven level commercial podium, three levels of shopping concourse, three levels of parking, one level of storage, two office towers of ten and 18 stories, respectively, and a 27 story multi-family residential tower.

With direct access to Montreal's underground network, including access to public transit (including Atwater Metro), Place Alexis Nihon is located in the west sector of the Montreal business district, with exposure on Atwater Avenue, Sainte-Catherine Street and de Maisonneuve Boulevard. Place Alexis Nihon bears civic addresses 1500 Atwater Avenue, 3400-4000 de Maisonneuve Boulevard West and 4045-4049 Sainte-Catherine Street West.

The following table sets forth the leasable area and number of tenants for Place Alexis Nihon as at December 31, 2005. The percentage leased takes into account space leased under the AN Head Lease by certain members of the Nihon/Massicotte Group. However, the number of tenants do not include certain members of the Nihon/Massicotte Group.

Type of Space	Leasable Area (Square Feet)	Number of Tenants	Percentage Leased
Office	611,535	57	89.9%
Retail	391,029	103	96.1%
Multi-family Residential (426 units)	300,321	396	92.8%
Storage	161,026	—	—
Total	1,463,911	556	92.4%[1]

Notes:
[1] Excludes all storage.

Under the AN Head Lease, certain members of the Nihon/Massicotte Group lease approximately 1,517 square feet of retail space at Place Alexis Nihon.

The following is a summary of each of the other Properties. Except as otherwise specified herein, all figures are as at December 31, 2005. The occupancy rates set forth below take into account and include space leased under the AN Head Lease by certain members of the Nihon/Massicotte Group. However, the number of tenants set forth below do not include certain members of the Nihon/Massicotte Group.

OFFICE PROPERTIES

1080 Beaver Hall Hill, Montreal, Québec

A 316,408 square foot office building situated on 17,131 square feet of land. The building was built in 1968. Following the acquisition by certain members of the Nihon/Massicotte Group of a 50% interest in the Property in 1999, the building was renovated in 2000, resulting in an upgrade from class C to class B. A total of approximately $1,200,000 was spent on such renovations to date. It has approximately 150 indoor parking spaces. The building is occupied by 50 tenancies and is 69.8% leased, including approximately 9,762 square feet of space subject to the AN Head Lease. Significant tenants include Hapag-Lloyd (Canada) Inc., and Webhelp Canada Inc. The property is subject to an emphyteutic lease expiring in 2047, pursuant to which a third party emphyteutic lessor has an option to purchase the lessee's rights in 2007 at market value less a discount equal to the lesser of ten percent or $1 million.

4700 de la Savane, Montreal, Québec

A 189,384 square foot class B suburban office building situated on 260,310 square feet of land on de la Savane Street, which links to Jean-Talon Street and the Decarie Expressway. The property offers certain particular features, such as loading docks, which are not normally found in other office buildings in the area. The building was built in 1988 and, after having managed the property for a Canadian chartered bank for approximately 18 months, certain members of the Nihon/Massicotte Group purchased the property in 1997 and initiated a two-year, $300,000 renovation program in 1998. The property has 344 outdoor and 58 indoor parking spaces and is 92.4% leased to 31 tenancies. Significant tenants include a Canadian chartered bank, Engenuity Technologies Inc. and Fujitsu Transaction Sol. Both the building site and parking area are subject to emphyteutic leases that expire in 2046 and that may be renewed until 2066.

455 Fénélon, Montreal (Dorval), Québec

A 94,848 square foot class A suburban office building situated on 140,853 square feet of land in close proximity to Montréal-Pierre Elliott Trudeau International Airport. The building was built in 1990 and acquired by certain members of the Nihon/Massicotte Group in 1998. It has 232 outdoor and 65 basement level indoor parking spaces. It is occupied by 19 tenancies and is 89.3% leased. Significant tenants include Société Immobilière du Québec, Technologies Interstar Inc., and Fleetminds Solutions Inc.

9900 Cavendish, Montreal (Saint-Laurent), Québec

An 82,977 square foot class A suburban office building situated on 123,660 square feet of land located on Cavendish Boulevard just south of Côte-Vertu Boulevard. The four story building was built in 1987 by certain members of the Nihon/Massicotte Group and has 120 outdoor and 36 indoor parking spaces. It is occupied by 26 tenancies and is 98.7% leased. Significant tenants include CATO Research Canada Inc., Kronos Computerized Time and Proctor & Gamble Inc.

9999 Cavendish, Montreal (Saint-Laurent), Québec

A 50,637 square foot class A suburban office building situated on 129,356 square feet of land. The three story building was built by certain members of the Nihon/Massicotte Group in 1988 and has 144 outdoor and 35 indoor parking spaces. It is 56.4% leased to four tenancies, including Intertape Polymer Inc., Famic Technologies 2000 Inc. and American Appraisal Canada Ltd.

9960-9970 Côte-de-Liesse Road, Montreal (Lachine), Québec

A 24,844 square foot class B suburban office building situated on 107,046 square feet of land in close proximity to Montréal-Pierre Elliott Trudeau International Airport. The building was built by certain members of the Nihon/Massicotte Group in 1983 and has 82 outdoor parking spaces. It is 74.7% leased to seven tenancies, which include Fishery Products International and Ralston Purina Canada Inc.

1,2,3,4 Place Laval, Laval, Québec

A 546,957 square foot suburban Class "B", four tower office complex built on a podium situated on 11.48 acres of land located at the intersection of St-Martin and des Laurentides Boulevard. The towers have 5 or 6 storeys and were built at various times between 1965 and 1989. Overall, the buildings are 92.0% leased to 84 tenancies, including Société Immobilière du Québec, the City of Laval, SITQ and two Canadian chartered banks.

3080 Le Carrefour Blvd., Laval, Québec

A 87,643 square feet suburban Class "A", 8-storey office building situated on 1.73 acres of land in close proximity to Le Carrefour Laval, a super regional tier one shopping centre which was built in 1990. The building is 69.2% leased to 13 tenancies and has 118 indoor parking spaces. Significant tenants include a Canadian chartered bank and HB Group Insurance Management Ltd.

3090 Le Carrefour Blvd., Laval, Québec

A 72,910 square feet suburban Class "A", 7-storey office building situated on 2.54 acres of land in close proximity to Le Carrefour Laval, a super regional tier one shopping centre which was built in 1986. The building is 76.2% leased to 17 tenancies, including a Canadian chartered bank, London Life Insurance Co. and CIT Financial Services Ltd.

3100 Le Carrefour Blvd., Laval, Québec

A 77,787 square feet suburban Class "A", 7-storey office building situated on 1.51 acres of land in close proximity to Le Carrefour Laval, a super regional tier one shopping centre which was built in 1988. The building is 88.7% leased to 13 tenancies and has 120 indoor parking spaces and 160 outdoor parking spaces. Significant tenants include a Canadian chartered bank, Les Services Investors Inc. and Clarica.

2525 Daniel-Johnson, Laval, Québec

A 109,294 square feet suburban Class "B", 6-storey office building situated on 3.13 acres of land in close proximity to Le Carrefour Laval, a super regional tier one shopping centre which was built in 1977. The building is 78.5% leased to 25 tenancies, including a Canadian chartered bank, Groupe Conseil Genivar Inc. and Industrielle-Alliance Inc.

550 de la Cité, Gatineau, Québec

A 320,900 square foot Class "A", 10-storey office building situated on 292,284 square feet of land located in the la Cité/Maloney and Carrefour Boulevard sector of Gatineau. This building was built in 2003 by certain members of the Nihon/Massicotte Group. The building is 100% leased to the Minister of Public Works and Government Services and has 540 outdoor parking spaces.

480 de la Cité Boulevard, Gatineau, Québec

A 26,400 square foot Class "A", 2-storey office building situated on 64,000 square feet of land located in the Cité/Maloney and Carrefour Boulevard sector of Gatineau. This building was built in 2003 by certain members of the Nihon/Massicotte Group. The building is 100% leased to Brascan Energy Marketing Inc., a subsidiary of Great Lakes Power Inc. and has 100 outdoor parking spaces.

1111 Dr Frederick-Phillips, St-Laurent, Québec

A 102,713 square foot Class "B" office building built in 1990 situated on 150,186 square feet of land. The building is 98.1% leased to 16 tenancies including Makivik Corp., and Meloche Monnex Hospira Healthcare Corporation.

3300 Côte-Vertu Boulevard, St-Laurent, Québec

A 98,504 square foot class "B" office building built in 1976 situated on 127,446 square feet of land located. The building is 95.0% leased to 26 tenancies including Delta Airlines Inc, a Canadian chartered bank and Synnex Canada Ltd.

400 Cooper Street, Ottawa, Ontario

A 173,936 square foot, 9 storey office building featuring approximately 146,300 square feet. of Class "B" office space and 26,700 square feet of ground floor retail/office spaces. The property is located on approximately 78,000 square feet of land. The building was built in 1974 and renovated in 1998. The building is 95.6% leased to 18 tenancies and has 326 parking spaces. Significant tenants include Minister of Public Works and Government Services and Centretown Community Retail Properties.

COMMERCIAL PROPERTIES

Centre Laval – 1500 to 1690 Le Corbusier Boulevard, Laval, Québec

Centre Laval is a 692,402 square foot regional shopping centre located at the intersection of Le Corbusier Boulevard South and Saint-Martin Boulevard in Laval, and bordered by des Laurentides Autoroute (15), providing primary accessibility and visibility. It is also located within walking distance of the planned Montmorency Metro station. The building was built in four phases between 1968 and 1991 and renovated by the Nihon/Massicotte Group between 1998 and 2001. Over $27 million has been spent on expansions and renovations since 1999. Situated on 2,073,185 square feet (47.6 acres) of land, it has over 3,200 outdoor parking spaces. The building, which includes 9,792 square feet of ancillary office space, is 99.3% leased overall. The property is occupied by 134 tenancies. Benefiting from a diversified tenant mix, Centre Laval's significant tenants include a Canadian chartered bank, Bureau en Gros, L'Équipeur, Librairie Champigny, Société des Alcools du Québec, Sports Experts, Wal Mart Canada Inc., Brick, Future Shop, Ultramar and La Baie. The leasable area includes 134,377 square feet owned by The Bay situated on land which is leased from the REIT. The building in which The Bay operates was constructed by The Bay. Pursuant to its lease, The Bay pays annual basic rent for the lease of the land on which the building is situated and the REIT will become the owner of the building at the end of such lease at no additional cost. For the twelve months ended December 31, 2005, reporting retail tenants generated $319 of sales per square foot on average. Approximately 576,349 square feet or approximately 28% of the site area are held under an emphyteutic lease expiring in 2065.

In April 2005, the REIT announced plans for an expansion at Centre Laval. Plans called for a 68,830 square-foot expansion at a cost of approximately $9 million. Of the new area, 37,400 square feet is already occupied by Best Buy, and 14,500 square feet by Arès, which opened its stores in October 2005.

777 Sainte-Catherine West and 1401 McGill College, Montreal, Québec

A 26,326 square foot retail complex, including 6,573 square feet of prestige ancillary office space, situated on 6,467 square feet of land. The building, acquired in 1999 by the Nihon/Massicotte Group, was built circa 1885, renovated in 1990 and redeveloped in 2000 for retail. A total of approximately $2.8 million has been spent by the Nihon/Massicotte Group on renovations and redevelopment since 1999. The Property is located at one of downtown Montreal's prime intersections, Sainte-Catherine Street West and McGill College Avenue. The building is 75.0% leased to three tenancies all leased to Club Monaco.

1035, 1049, 1059, 1065, 1069, 1075, 1085, 1095, 1105, 1125 and 1135 Jean-Baptiste Rolland Boulevard West, Saint-Jérôme, Québec

A 186,753 square foot "power center" on 763,000 square feet of land, strategically located along Autoroute 15, built in four phases between 1999 and 2004. The Centre is 84.9% leased to 12 tenancies and has over 1,000 outdoor parking spaces. Significant tenants include Business Depot, B.O.L.D. and Winners.

3310-3550 Côte-Vertu Boulevard, St-Laurent, Québec

A 191,195 square foot retail complex built in 1999 and situated on 1,117,384 square feet of land. The building is 98.2% leased to 21 tenancies including Cinema Guzzo, Bar & Billiard Unison Inc. and Club Feel Good Fitness Cafe.

INDUSTRIAL PROPERTIES

3071-3075 Louis A. Amos and 1922-1996 Onésime-Gagnon, Montreal (Lachine), Québec

A 164,262 square foot industrial building situated on 462,399 square feet of land which was built in 1987 by certain members of the Nihon/Massicotte Group. The building is 88.1% leased to six tenancies and has 365 outdoor parking spaces. Significant tenants include Gelcore Company, Les Distributions RVI Ltée. and AVW Telav Inc.

1615-1805 – 55th Avenue, Montreal (Dorval), Québec

A 158,304 square foot industrial building situated on 434,373 square feet of land in close proximity to Montréal-Pierre Elliott Trudeau International Airport which was built in 1990 by certain members of the Nihon/Massicotte Group. The building is occupied by 13 tenancies and has 252 outdoor parking spaces. The building is 93.3% leased, including approximately 3,757 square feet of space subject to the AN Head Lease. Significant tenants of the property include Ecosys Canada Inc., John L. Schultz Limited and Les Transports DTI Inc.

3339-3403 Griffith, Montreal (Saint-Laurent), Québec

A 118,114 square foot industrial building, which was built in 1987 by certain members of the Nihon/Massicotte Group, situated on 457,918 square feet of land near Cavendish Boulevard and the Trans-Canada Highway. The building is occupied by 17 tenancies and has 222 outdoor parking spaces. The building is 69.7% leased. Significant tenants include 4198638 Canada Inc., Presse Commerce Group and GOR Canada Inc.

8100 Cavendish, Montreal (Saint-Laurent), Québec

A 114,596 square foot industrial building situated on 262,913 square feet of land which was built in 1981 by certain members of the Nihon/Massicotte Group. The building is 100% leased to Dare Foods Ltd. and has 21 outdoor parking spaces, as well as a sizeable shipping and trucking area.

1949 Onésime-Gagnon, Montreal (Lachine), Québec

A 95,795 square foot industrial building situated on 244,192 square feet of land which was built in 1988 by certain members of the Nihon/Massicotte Group. The building occupied by five tenancies and is 100% leased. The property has 181 outdoor parking spaces, as well as a sizeable shipping and trucking area. This class A building is well situated near major arteries. Significant tenants include Richards Packaging Inc., Alcan Foil Products and Gelcore Company.

2260 – 32nd Avenue and 3142-3190 Joseph-Dubreuil, Montreal (Lachine), Québec

A 92,429 square foot industrial building situated on 216,244 square feet of land which was built in 1983 by certain members of the Nihon/Massicotte Group. The building has 136 outdoor parking spaces and is 75.0% leased to three tenancies, including approximately 26,394 square feet of space subject to the AN Head Lease. Significant tenants include Andritz Fiber Drying Ltd. and Imprimerie Transcontinental.

2102-2150 – 32nd Avenue, Montreal (Lachine), Québec

A 77,400 square foot industrial building situated on 203,761 square feet of land which was built in 1984 by certain members of the Nihon/Massicotte Group. The building is 71.8% leased to nine tenancies and has 109 outdoor parking spaces. Significant tenants include Métaux Solutions, NSK-RHP Canada Inc. and Standard Life Assurance Company.

2024-2080 – 32nd Avenue, Montreal (Lachine), Québec

A 68,320 square foot industrial building situated on 182,983 square feet of land which was built in 1984 by certain members of the Nihon/Massicotte Group. The building is 100% leased to seven tenancies and has 99 outdoor parking spaces. Significant tenants include AVW Telav Inc., Advantages Sales Network Group and Trium Mobilier de Bureau Inc.

6320-6380 Côte-de-Liesse Road, Montreal (Saint-Laurent), Québec

A 58,483 square foot industrial building situated on 253,203 square feet of land which was built in 1955 by certain members of the Nihon/Massicotte Group, renovated in 1981 and expanded twice in the 1990's by certain members of the Nihon/Massicotte Group. Over $2.0 million was spent on such renovations and expansion. The building is 100% leased to eight tenancies and has 104 outdoor parking spaces. Significant tenants include Speedware Ltd., Distribution Maroline Inc. and Services Personnel Unique.

2025 de la Métropole, Longueuil, Québec

A 206,184 square foot industrial building situated on a 434,700 square feet of land, featuring approximately 117,300 square feet of industrial space at 25 feet clear height, 73,000 square feet industrial space at 16 feet clear height; and a 14,400 office component on two floors. This building was built in phases from 1977 to 1993. The building is 99.0% leased to Sico Inc. and Le Groupe BMR Inc. The Property has approximately 60 parking spaces outdoor in proximity to the office section of the property.

1925-1975 Hymus, Montreal (Dorval), Québec

A 104,700 square foot detached multi-tenant industrial building situated on 202,204 square feet of land fronting on Hymus Boulevard, adjacent to the Trans-Canada Highway and in close proximity to Montréal-Pierre Elliott Trudeau International Airport. This building was built in 1988. The building is 72.0% leased to nine tenants and has 94 outdoor parking spaces. Significant tenants include Tippet-Richardson Ltd., EGL Eagle Global Logistics Inc. and Apple Express Courier.

80-140 Lindsay, Montreal (Dorval), Québec

A 44,377 square foot detached multi-tenant industrial building situated on 114,314 square feet of land fronting on Lindsay Street, adjacent to Highway 20 and de la Cote-de-Liesse Highway, in close proximity to Montréal-Pierre Elliott Trudeau International Airport. This building was built in 1986. The building is 100% leased to eight tenants and has 80 outdoor parking spaces. Significant tenants include ICC International Compliance Center, Bio Lonreco Inc. and Kufner Textiles Inc.

8411-8453 Dalton, Montreal (Mount-Royal), Québec

A 31,520 square foot detached multi-tenant industrial building situated on 73,120 square feet of land fronting on Dalton Road, adjacent to the Trans-Canada Highway and in close proximity to Montréal-Pierre Elliott Trudeau International Airport. This building was built in 1975. The building is 100% leased to five tenants including: Matrices à Découper LM Inc., Tindex Sales & Mfg Inc. and Vertigo Verre Souffle Inc. and has 30 outdoor parking spaces.

8459-8497 Dalton, Montreal (Mount-Royal), Québec

A 41,703 square foot detached multi-tenant industrial building situated on 80,255 square feet of land fronting on Dalton Road, adjacent to the Trans-Canada Highway and in close proximity to Montréal-Pierre Elliott Trudeau International Airport. This building was built in 1975. The building is 71.4% leased to six tenants and has 30 outdoor parking spaces. Significant tenants include Techstar Industries, North American Euro Product, and Belkhear Investments Inc.

8545-8579 Dalton, Montreal (Mount-Royal), Québec

A 38,423 square foot detached multi-tenant industrial building situated on 88,818 square feet of land fronting on Dalton Road, adjacent to the Trans-Canada Highway and in close proximity to Montréal-Pierre Elliott Trudeau International Airport. This building was built in 1987. The building is 91.6% leased to seven tenants and has 52 outdoor parking spaces. Significant tenants include VWR Scientific of Canada Ltd., Schindler Elevators Corp. and Bureau Tech 2000 Inc.

8605-8639 Dalton, Montreal (Mount-Royal), Québec

A 37,463 square foot detached multi-tenant industrial building situated on 87,714 square feet of land fronting on Dalton Road, adjacent to the Trans-Canada Highway and in close proximity to Montréal-Pierre Elliott Trudeau International Airport. This building was built in 1986. The building is 100% leased to three tenants including Henry Schein Arcona Inc., BB Color Inc. and Startex Fabrics Inc. and has 69 outdoor parking spaces.

7527-7583 Henri-Bourassa, Montreal, Québec

A 138,915 square foot multi-tenant industrial building situated on 275,311 square feet of land, strategically located on Henri-Bourassa Boulevard. This building was built in 1975. The building is 73.9% leased to 13 tenants and has 147 outdoor parking spaces. Significant tenants include Association Action Plus, A.N.S. Auto Parts and Céramique Pavigres Inc.

8552-8648 Pie IX, Montreal, Québec

A 146,649 square foot multi-tenant industrial complex situated on 212,038 square feet of land located on the West side of Pie IX, near Robert Street, north of the Trans-Canada Highway in the heart of the East End Industrial Park. This building was built in 1988. The building is 79.9% leased to 15 tenants and has 178 outdoor parking spaces. Significant tenants include Disque Americ Inc., Claviers Memtronik Inc. and Atlantic Services Ltd.

8740-8878 Pie IX, Montreal, Québec

A 165,526 square foot multi-tenant industrial complex situated on 259,707 square feet of land, located on the West side of Pie IX, near Robert Street, north of the Trans-Canada Highway in the heart of the East End Industrial Park. This building was built in 1992. The building is 97.9% leased to eight tenants and has 178 outdoor parking spaces. Significant tenants include Imprimerie Transcontinental, Peerless Clothing Inc. and Société de Transport de Montréal.

7075 Place Robert-Joncas, St-Laurent, Québec

A 218,345 square foot multi-tenant industrial complex situated on 439,498 square feet of land. This building was built in 1975. The building is 80.6% leased to 24 tenancies and has 350 outdoor parking spaces. Significant tenants include Purolator Courrier Ltd., Coreco Inc. and Best Buy Canada Ltd.

1225 Volta, Boucherville, Québec

A 225,610 square foot industrial building featuring about 206,500 square feet of industrial space at 25 feet of clear height and a 2-storey, 19,100 square feet Class "B" office space. It is located on approximately 483,100 square feet of land and is serviced by a rail siding. The building was built in phases between 1988 and 1991 and has 95 outdoor parking spaces. The building is 98.0% leased to four tenancies, which include Rona Inc. and Pirel Inc.

2000 Halpern Street, St-Laurent, Québec

A 527,000 square foot industrial building situated on 19.42 acres of land, which was built in 1977. The building is 100% leased to LDC Logistic Development Corp.

2105, 23rd Avenue, Lachine, Québec

A 318,960 square foot industrial building situated on 19.04 acres of land, which was built in 1964. The building is 100% leased to Hudson's Bay Company.

1111, 46th Avenue, Lachine, Québec

A 107,644 square foot industrial building situated on 7.92 acres of land, which was built in 1973. The building is 100% leased to Palmar Inc.

CO-OWNERSHIP PROPERTIES

On May 12, 2003, the REIT purchased the interest of certain members of the Nihon/Massicotte Group in the following seven properties, owned with an arm's length third-party co-owner (the "Co-Owner"). The "Co-Ownership Properties" consist of the following properties in which the REIT has the co-ownership interest set forth below:

Property	Percentage Owned by the REIT
1875 – 55th Avenue and 22-62 Lindsay, Montreal (Dorval), Québec	50.0%
1520 – 1660 – 55th Avenue and 5430 Fairway, Montreal (Lachine), Québec	50.0%
1710 – 1850 – 55th Avenue and 5435 François-Cusson, Montreal (Lachine), Québec	50.0%
1200 – 55th Avenue, Montreal (Lachine), Québec	50.0%
731 – 749 Meloche and 11450 Côte-de-Liesse Road, Montreal (Dorval), Québec	25.0%
679 – 701 Meloche and 135-137 Lindsay, Montreal (Dorval), Québec	25.0%
703 – 729 Meloche, Montreal (Dorval), Québec	25.0%

The Co-Ownership Properties are described below. Except as otherwise specified, all occupancy rates and other figures are as at December 31, 2005.

731-749 Meloche and 11450 Côte-de-Liesse Road, Montreal (Dorval), Québec

A 35,567 square foot industrial building situated on 92,282 square feet of land in close proximity to Montréal-Pierre Elliott Trudeau International Airport which was built in 1979 by certain members of the Nihon/Massicotte Group with a joint venture partner. The building is 94.5% leased to eight tenancies and has 20 outdoor parking spaces. Significant tenants include Gemmar Computers Int., Kodiak Fret Int. and Abrasicorp & Equip. Ltd.

703-729 Meloche, Montreal (Dorval), Québec

A 31,706 square feet industrial building situated on 75,567 square feet of land in close proximity to Montréal-Pierre Elliott Trudeau International Airport which was built by certain members of the Nihon/Massicotte Group in 1980 with a joint venture partner. The building is 99.9% leased to 13 tenancies, including True World Foods, Société en Commandite Tafisa and Chic-Tex.

679-701 Meloche and 135-137 Lindsay, Montreal (Dorval), Québec

A 34,759 square foot industrial building situated on 85,500 square feet of land in close proximity to Montréal-Pierre Elliott Trudeau International Airport which was built by certain members of the Nihon/Massicotte Group in 1981 with a joint venture partner. The building is 73.6% leased to nine tenancies and has 20 outdoor parking spaces. Significant tenants include Fabrication D.E.C. Inc., 2322-7820 Québec Inc. and Gabriel Consultant Inc.

1710–1850 – 55th Avenue and 5435 François Cusson, Montreal (Lachine), Québec

A 79,023 square foot industrial building situated on 222,781 square feet of land in close proximity to Montréal-Pierre Elliott Trudeau International Airport which was built in 1986 by certain members of the Nihon/Massicotte Group. The building is 90.5% leased to eight tenancies and has 154 outdoor parking spaces. Significant tenants include LH MFG. Inc., Auto Journal Inc. and Canaflex Inc.

1520–1660 – 55th Avenue and 5430 Fairway, Montreal (Lachine), Québec

A 79,023 square foot industrial building situated on 228,707 square feet of land in close proximity to which was built in 1986 by certain members of the Nihon/Massicotte Group. The building is 100% leased to eight tenancies and has 154 outdoor parking spaces. Significant tenants include MBS Bearing Services Inc., Elkon Inc. and Joslyn Canada Inc.

1875–55th Avenue and 22-62 Lindsay, Montreal (Dorval), Québec

A 81,878 square foot industrial building situated on 216,434 square feet of land in close proximity to Montréal-Pierre Elliott Trudeau International Airport which was built in 1988 by certain members of the Nihon/Massicotte Group. The building is 59.5% leased to five tenancies and has 171 outdoor parking spaces. Significant tenants include Groupe Graham International Inc., Amscan Distributors (Canada) Ltd. and Omnimedia Corporation Limited.

1200 – 55th Avenue, Montreal (Lachine), Québec

A 68,461 square foot industrial building situated on 257,986 square feet of land in close proximity to Montréal-Pierre Elliott Trudeau International Airport Airport which was built in 1987 by certain members of the Nihon/Massicotte Group. The building is 100% leased to A.R. Medicom. Inc. and has 57 outdoor parking spaces. The building has expansion potential for approximately 35,000 additional square feet.

AN HEAD LEASE

In order to provide Unitholders with stable, predictable revenues in respect of certain vacant spaces expected to be leased in the near term, A.N. Commerce Inc. entered into a head lease (the "AN Head Lease") with the REIT. The AN Head Lease has a term of ten years from December 20, 2002 and currently applies to approximately 41,430 square feet of leasable area of the properties transferred to the REIT on the date of the IPO at specified market rental rates.

Once a tenant is found for the designated space, the AN Head Lease will be permanently retired in respect of such space and A.N. Commerce Inc. will no longer have the obligation to pay rent with respect to such space, provided that: (i) the credit quality of the tenant is similar to that of tenants that are typical for such space or normally acceptable to a landlord for such space; (ii) the term of the lease is at least five years, unless a shorter term would be typical for such space or would normally be acceptable to a landlord for such space; and (iii) the tenant has occupied the premises and has commenced rental payment under its lease. In 2005, tenants were found for an aggregate of 22,767 square feet of leasable area of such designated spaces.

DEVELOPMENT AGREEMENT

A portion of the REIT's external growth is expected to be achieved through the acquisition of newly developed properties. Accordingly, the REIT entered into the Development Agreement with Attractions Hippiques Québec Inc. (formerly Mt. St. Hilaire Properties Inc.), a company indirectly controlled by certain members of the Nihon/Massicotte Group pursuant to which the REIT was granted certain rights with respect to properties developed by the Developers or by a Development Entity. The Development Agreement will apply to all development projects undertaken by the Developers in Canada. However, in the case where members of the Nihon Family have an interest in a Development Entity, the Development Agreement will only apply to the interests of the Nihon Family in development projects in the Province of Québec.

If the REIT avails itself of its rights under the Development Agreement, it will be able to avoid the obstacles associated with property development, including locating and buying attractive development sites, paying carrying costs of land and development, securing construction financing, obtaining development approvals, marketing and leasing and building in advance of and during construction and earning no return during the construction period.

The Development Agreement has an initial term of five years and will be automatically renewed annually thereafter for further one year terms unless cancelled by either party upon six months' written notice.

Under the Development Agreement, before seeking mezzanine financing from any third party, the Developers and Development Entities must first offer the REIT the opportunity to provide mezzanine financing for the Developer's interest in the projected equity component of all development properties to assist the Developers in their development activities. The Developers will provide the REIT with the financial and other information necessary to enable it to make an informed decision as to whether to offer to provide mezzanine financing. If, in relation to a particular development property: (i) the REIT has made an offer to advance mezzanine financing on market terms, whether such offer is accepted by the Developers or not; or (ii) the REIT was not provided the opportunity to make an offer to provide mezzanine financing, then the REIT will have an option, in relation to such development property, to purchase such property exercisable during a 90-day period (the "Option Period") commencing on the earlier of the date that such development property is 90% occupied and the date which is 18 months following substantial completion of the construction. In these circumstances, the purchase price payable under such option will be equal to the greater of: (a) the development cost of the property; and (b) 95% of the appraised fair market value of the development property as of the first day of the Option Period. Such option will be subject to the prior rights of any lender, tenant or co-owner. In addition, a Developer or a Development Entity may, subject to the prior consent of the REIT, grant an option or right to purchase a development property to a tenant after the Developer shall have made a request for mezzanine financing, and, in such case, the REIT will have the option to: (i) terminate any mezzanine financing provided by the REIT and to require the Developer or the Development Entity to repay the mezzanine loan to the REIT under such financing upon 120 days prior written notice to the Developer, in which case the REIT shall forfeit its option to purchase the development property; or (ii) maintain its option to purchase the development property subject to the option or right to purchase granted to such tenant, in which case the REIT will be compensated by the Developer or Development Entity for the foregone purchase price discount set forth in (b) above.

Each mezzanine loan will be repayable prior to maturity upon the REIT's purchase of the development property or the sale of the development property to a third party if the REIT should not exercise its right to purchase the development property. The Developers will issue a promissory note evidencing each mezzanine loan and will use reasonable commercial efforts to secure each such loan by a hypothec or mortgage on the applicable development property (failing which they will provide for a negative pledge to not further encumber the applicable development property) which will be subordinated to construction financing and any security in respect thereof. Each mezzanine loan will provide for full recourse to the particular Developers plus any security, pledge or other covenant which may be mutually agreed upon. Construction financing secured by the Developers for any development property that the REIT has financed will not be cross-collateralized to other debt of the particular Developers. The debt secured by a development property may be assumed by the REIT upon its purchase only to the extent that it will not cause the REIT to exceed its debt covenants or to breach its investment restrictions. See "Investment Guidelines and Operating Policies — Operating Policies".

The proceeds of a mezzanine loan may be used to pay for any reasonable cost incurred by the Developers or the Development Entity in connection with the acquisition, pre-development, construction, development, leasing or operation of a development property, including reimbursement to the Developers or the Development Entity, as the case may be, for funds invested in a development property up to the date of the mezzanine loan. At the REIT's option, the proceeds of any mezzanine loan will be held in an escrow account and advanced as costs are incurred. Until the sale of a development property to the REIT or to a third party, the particular Developers or Development Entity will bear all costs incurred in connection with the development property.

If the REIT does not make an offer to advance a mezzanine loan or does not make an offer to advance a mezzanine loan on market terms, the REIT will have, subject to any prior rights of a lender, tenant or co-owner, a right of first offer to purchase the development property exercisable within ten business days of the receipt of a notice from the Developers that the Developers intend to sell the property in question, together with all relevant information. In the event that the Developers do not accept the REIT's offer to purchase the development property and that the Developers receive a *bona fide* offer from a third party to purchase the development property on terms that are more favourable than those contained in the REIT's offer, taken as a whole, and which the Developers wish to accept, the Developers will have the right to sell the development property. In the event that the Developers do not accept the REIT's offer to purchase the development property and that the Developers receive a *bona fide* offer from a third party to purchase the development property on terms that are equal to or less favourable than those contained in the REIT's offer, taken as a whole, and which the Developers wish to accept, the REIT will then have a right of first refusal to purchase the development property on the same terms and conditions as those contained in the third party offer. If the REIT has not yet had an opportunity to make an offer to provide mezzanine financing, the REIT will have a right of first refusal in the event that the Developers receive a *bona fide* third party offer to purchase a property which the Developers wish to accept, in which case the Developers must immediately provide the REIT with a copy of such third party offer. The REIT will then have ten business days to exercise its right of first refusal from receipt of any such third party offer, together with all relevant information.

So long as the Developers have first provided the REIT with the opportunity to make an offer to provide mezzanine financing, the Developers will be entitled to secure mezzanine financing from a third party lender on terms which are more advantageous to the Developers than those offered by the REIT.

Should the REIT not exercise its option to purchase a development property, the Developers will have the right to deal with such property in their discretion or to sell it to a third party purchaser, notwithstanding the provisions of the Non-Competition Agreement. If the Development Agreement is terminated, the REIT will continue to have the option and rights described above relating to the then existing development properties for a period of 24 months from the date of such termination.

Notwithstanding the foregoing, where a Development Entity is owned, directly or indirectly, only in part by one or more Developers together with a third party or parties, the rights of the REIT described above shall only apply in respect of the portion of the development property which is equal to the percentage interest in the Development Entity held by the Developer or Developers, unless such third party or parties otherwise agree.

Where the REIT has previously refused, or is deemed to have refused, to make an investment in a property offered to it in accordance with the terms of the Non-Competition Agreement, the said property shall not be subject to the provisions of the Development Agreement.

NON-COMPETITION AGREEMENT

GENERAL

On December 20, 2002, certain members of the Nihon/Massicotte Group, the Attractions Hippiques Québec Inc. (formerly Mt. St. Hilaire Properties Inc.), a company indirectly controlled by Paul J. Massicotte, Robert A. Nihon and Paul J. Massicotte (collectively, the "Restricted Group") entered into the Non-Competition Agreement with the REIT pursuant to which they agreed to restrict certain of their and their affiliates' real estate related activities.

SCOPE OF RESTRICTIONS AND RIGHT OF FIRST REFUSAL

Except as contemplated by the Development Agreement and except as permitted in the Non-Competition Agreement, each member of the Restricted Group and their respective affiliates will be prohibited from investing in fully developed and substantially leased, income-producing office, retail, industrial and multi-family residential properties in Canada, unless the REIT has been offered such investment in accordance with the terms of the Non-Competition Agreement. In the case of Robert A. Nihon, the territorial scope of the Non-Competition Agreement will be limited to the Province of Québec.

The Non-Competition Agreement will provide that each member of the Restricted Group and their respective affiliates will not solicit any tenant to move to a building in which the REIT does not have an interest during the term of any lease of a tenant of any property owned, in whole or in part, by the REIT from time to time or within 60 days after the expiry thereof. The foregoing restriction will not apply to a tenant which has ceased to be a tenant of any property of the REIT which requires additional space and which the REIT is unable to accommodate.

The Non-Competition Agreement shall not prevent any member of the Restricted Group and their respective affiliates from holding, directly or indirectly, strictly for portfolio purposes and as a passive investor, any securities in any entity, whether or not the business of such entity is in competition, in whole or in part, with the business of the REIT.

TERM OF RESTRICTIONS

The restrictions in the Non-Competition Agreement will apply to members of the Restricted Group (other than Robert A. Nihon, Paul J. Massicotte and their respective spouses) until, in the case of members of the Restricted Group which are affiliates of Robert A. Nihon, one year following the date on which Robert A. Nihon ceases to be a Trustee, officer or employee of the REIT or, in the case of members of the Restricted Group which are affiliates of Paul J. Massicotte, one year following the date on which Paul J. Massicotte ceases to be a Trustee, officer or employee of the REIT.

Messrs. Robert A. Nihon and Paul J. Massicotte will be bound by such restrictions until one year after Messrs. Robert A. Nihon or Paul J. Massicotte, as the case may be, ceases to be a Trustee, officer or employee of the REIT.

A breach of the Non-Competition Agreement by Robert A. Nihon or Paul J. Massicotte (so long as he has an active role in the management of the Nihon/Massicotte Group) shall entitle the Trustees to remove Mr. Nihon as Chairman of the REIT or to terminate Mr. Massicotte as an employee and/or officer of the REIT, as the case may be, without entitlement to severance, in addition to all of the REIT's other recourses.

EXCLUSIONS FROM RESTRICTIONS

The restrictions in the Non-Competition Agreement will not apply to any property in respect of which any member of the Restricted Group has no active management or which they do not control.

In addition, any member of the Restricted Group and his spouse shall have the right to invest in and develop any of the Excluded Property or any immovable property transmitted by way of donation, will, succession or bequest to him or her, provided that in either case, as soon as practicable (but in any event within 90 days) after the date on which such property is substantially non-residentially leased, the REIT is offered the opportunity to purchase their interest in accordance with the provisions of the Non-Competition Agreement, except, however, in the case of immovable property transmitted at arm's length by way of donation, will, succession or bequest which is gratuitous and stipulates inalienability. However, no exclusion limits the restriction on soliciting tenants as described above. In addition, if the interests of certain members of the Nihon/Massicotte Group in the Co-Ownership Properties are not acquired by the REIT, the holding by certain members of the Nihon/Massicotte Group of its interests in such properties will not constitute a breach of the provisions of the Non-Competition Agreement.

CONTRACT OF TRUST AND DESCRIPTION OF UNITS

GENERAL

The REIT is an unincorporated trust created pursuant to the Contract of Trust and governed by the laws of the Province of Québec.

UNITS

Units represent a Unitholder's proportionate ownership interest in the REIT. The aggregate number of Units which the REIT may issue is unlimited. Units are issued in registered form, are non-assessable and are transferable. As at December 31, 2005, there were 25,754,095 Units outstanding.

No Unitholder has or is deemed to have any right of ownership in any of the assets of the REIT. Each Unit confers the right to one vote at any meeting of Unitholders and to participate equally and rateably in any distributions by the REIT and, in the event of any required distribution of all of the property of the REIT, in the net assets of the REIT remaining after satisfaction of all liabilities. Issued and outstanding Units may be subdivided or consolidated from time to time by the Trustees without Unitholder approval. No certificates for fractional Units will be issued and fractional Units will not entitle the holders thereof to vote.

The Units shall be issued upon the terms and subject to the conditions of the Contract of Trust, which Contract of Trust shall be binding upon all holders of Units and by acceptance of the certificate representing such Units, the holder thereof shall agree to be bound by the Contract of Trust.

PURCHASE OF UNITS

The REIT may purchase for cancellation at any time the whole or any part of the outstanding Units, at a price per Unit (or fraction of a Unit, if applicable) and on a basis determined by the Trustees, the whole in compliance with all applicable securities regulatory laws, regulations and policies and the policies of any applicable stock exchange. Any such purchases will constitute an "issuer bid" under Canadian provincial securities legislation and must be conducted in accordance with the applicable requirements thereof. A Unitholder will not have the right at any time to require the REIT to purchase such Unitholder's Units.

TAKE-OVER BIDS

The Contract of Trust contains provisions to the effect that if a take-over bid is made for Units within the meaning of the *Securities Act* (Québec) and not less than 90% of the Units (other than Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Units held by Unitholders who did not accept the offer either, at the election of such Unitholders, on the terms offered by the offeror or at the fair value of such Unitholders' Units determined in accordance with the procedures set out in the Contract of Trust.

MEETINGS OF UNITHOLDERS

The Contract of Trust provides that meetings of Unitholders must be called and held for the election or removal with or without cause of Trustees (other than Trustees appointed by the Nihon/Massicotte Group for so long as the Nihon/Massicotte Group is entitled to appoint at least one Trustee), the appointment or removal of the auditors of the REIT, the approval of amendments to the Contract of Trust (as described under "Amendments to Contract of Trust"), an increase or decrease by the Unitholders in the number of Trustees within the minimum and maximum number of Trustees provided in the Contract of Trust (or any authorization by the Unitholders to the Trustees to effect such increase or decrease and, if applicable, to appoint additional Independent Trustees provided that the Trustees may not, between meeting of Unitholders, appoint an additional Independent Trustee, if after such appointment, the total number of Trustees would be greater that one and one-third times the number of Trustees in office immediately following the last annual meeting of Unitholders or any increase in the maximum number of Trustees (to more than eleven Trustees) or decrease in the minimum number of Trustees (to less than three Trustees) the sale of the assets of the REIT as an entirety or substantially as an entirety other than as part of an internal reorganization of the assets of the REIT as approved by the Trustees and to require that all of the property of the REIT be distributed. Meetings of Unitholders will be called and held annually for the election of the Trustees (other than Trustees appointed by the Nihon/Massicotte Group for so long as the Nihon/Massicotte Group is entitled to appoint at least one Trustee) and the appointment of auditors of the REIT.

A meeting of Unitholders may be convened at any time and for any purpose by the Trustees and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 5% of the Units then outstanding by a written requisition. A requisition must state in reasonable detail the business proposed to be transacted at the meeting. Unitholders have the right to obtain a list of Unitholders to the same extent and upon the same conditions as those which apply to shareholders of a corporation governed by the *Canada Business Corporations Act*.

Unitholders will be entitled to attend and vote at all meetings of the Unitholders either in person or by proxy and a proxyholder will not be required to be a Unitholder. Two persons present in person or represented by proxy and holding in the aggregate not less than 25% of the outstanding Units will constitute a quorum for the transaction of business at all such meetings. At any meeting for which quorum is not present within 30 minutes within the time fixed for the holding of such meeting, the meeting, if called by request of Unitholders, shall be terminated, but in any other case, the meeting shall be adjourned to a date not less than 14 days later and to such place and time as may be determined by the chairman of the meeting. If at such adjourned meeting a quorum, as above defined, is not present, the Unitholder(s) present either personally or by proxy shall form a quorum and any business may be brought before or dealt with at such adjourned meeting which might have been brought or dealt with at the original meeting in accordance with the notice calling same.

The Contract of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders.

ISSUANCE OF UNITS

The REIT may issue new Units from time to time. Unitholders do not have any pre-emptive rights whereby additional Units proposed to be issued are first offered to existing Unitholders. New Units may be issued for cash through public offerings, through rights offerings to existing Unitholders (i.e., in which Unitholders receive rights to subscribe for new Units in proportion to their existing holdings of the Units, which rights may be exercised or sold to other investors) or through private placements (i.e., offerings to specific investors which are not made generally available to the public or existing Unitholders). In certain instances, the REIT may also issue new Units as consideration for the acquisition of new properties or assets. The price or the value of the consideration for which Units may be issued will be determined by the Trustees, generally in consultation with investment dealers or brokers who may act as underwriters or agents in connection with offerings of Units.

LIMITATION ON NON-RESIDENT OWNERSHIP

Not more than 49% of the Units outstanding at any time shall be held or beneficially owned, directly or indirectly, by persons who are non-residents of Canada for purposes of the Tax Act (individually, a "non-resident", and collectively "non-residents"). The Trustees may, in their discretion, from time to time and at such time as the Trustees deem appropriate, require from the Unitholders and the Unitholders shall furnish diligently to the Trustees a declaration as to their respective residency and should any Unitholder not be the beneficial owner of the Units registered in his name, the residency of the beneficial owner of such Units. In the event that it appears from the Register (as such term is defined in the Contract of Trust) or from the declarations of residency delivered to the Trustees that, or in the event that the Trustees otherwise determine that, there has been a contravention of the foregoing non-resident ownership constraint or that, after giving effect to any proposed subscription, issue or transfer of Units to a non-resident, there would be a contravention of the non-resident ownership constraint, the REIT shall cause a public announcement to be made to such effect and shall not accept any subscription for Units from any non-resident, issue any Units to any such person or register or otherwise recognize the transfer of any Units to any non-resident. In addition, in the event that it appears from the Register (as such term is defined in the Contract of Trust) or from the declarations of residency delivered to the Trustees that, or in the event that the Trustees otherwise determine that, there has been a contravention of the foregoing non-resident ownership constraint, the REIT shall send a written notice (a "Sell Notice") to the registered holders of such of those Units as shall be chosen on the basis of inverse order to the order of acquisition or registration of all non-residents, by law or by such other method that is authorized by the Trustees' determination (each such selected registered holder hereinafter known as an "Affected Holder"). Such Sell Notice shall require that an Affected Holder sell to a person who is not a non-resident of Canada the total number of Units specified in the Sell Notice (the "Affected Units") within the prescribed period stipulated in the Sell Notice. Any such Sell Notice to be delivered to an Affected Holder shall be given by registered prepaid mail or delivered directly to the Affected Holder and shall specify a date, which shall not be more than 60 days, within which the Affected Units must be sold on a basis that does not result in the contravention of the Contract of Trust. The Sell Notice shall also require the Affected Holder to notify the REIT of the sale or disposition requested when completed. In the event that the Affected Units have not been sold by the Affected Holder on or prior to the date stipulated in the Sell Notice or the Affected Holder has not provided evidence satisfactory to the Trustees to the effect that it is not a non-resident prior to such date, the REIT may elect to sell the Affected Units on behalf of the Affected Holder without further notice on and subject to the terms herein contained and to forthwith suspend the rights of the Affected Holder to vote or to receive distribution in connection with the Affected Units. Upon such sale the Affected Holders shall cease to be holders of the Affected Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificate representing such Affected Units.

INFORMATION AND REPORTS

The REIT will furnish to Unitholders such financial statements (including quarterly and annual financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act or equivalent provincial legislation.

Prior to each annual and special meeting of Unitholders, the Trustees will provide the Unitholders (along with notice of such meeting) information similar to that required to be provided to shareholders of a public corporation governed by the *Canada Business Corporations Act*.

AMENDMENTS TO CONTRACT OF TRUST

The Contract of Trust may be amended or altered from time to time. Certain amendments must be approved by at least two-thirds of the votes cast at a meeting of the Unitholders called for such purpose. These include:

(i) any amendment to change a right with respect to any outstanding Units of the REIT, to reduce the amount payable thereon upon termination of the REIT or to diminish or eliminate any voting rights pertaining thereto;

(ii) any amendment to the duration or term of the REIT;

(iii) any amendment to increase the maximum number of Trustees (to more than eleven Trustees) or to decrease the minimum number of Trustees (to less than three Trustees), any change by the Unitholders in the number of Trustees within the minimum and maximum number of Trustees provided in the Contract of Trust, or any authorization by the Unitholders to the Trustees to effect such change and, if applicable, to appoint additional Independent Trustees within such minimum and maximum number of Trustees, provided that the Trustees may, between meetings of Unitholders, appoint additional Independent Trustees, if after such appointment, the total number of Trustees would not be greater that one and one-third times the number of Trustees in office immediately following the last annual meeting of Unitholders; and

(iv) any amendment relating to the powers, duties, obligations, liabilities or indemnification of the Trustees.

Amendments to the Contract of Trust, not requiring the approval of at least two-thirds of the votes cast at a meeting of the Unitholders called for such purpose, must be approved by a majority of the votes cast at a meeting of the Unitholders called for such purpose.

The Trustees may, without the approval of, or any prior notice to, Unitholders, make certain amendments to the Contract of Trust, including amendments:

(i) for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or over the REIT, its status as a "unit trust", a "mutual fund trust" and a "registered investment" under the Tax Act or the distribution of Units;

(ii) which, in the opinion of the Trustees, provide additional protection for the Unitholders;

(iii) to remove any conflicts or inconsistencies in the Contract of Trust or to make minor corrections which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders;

(iv) which, in the opinion of the Trustees, are necessary or desirable to conform the Contract of Trust to the disclosure in the IPO Prospectus (or any subsequent amended prospectus);

(v) which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation laws from time to time;

(vi) for any purpose (except one in respect of which a Unitholder vote is specifically otherwise required) if the Trustees are of the opinion that the amendment is not prejudicial to Unitholders and is necessary or desirable; and

(vii) which, in the opinion of the Trustees, are necessary or desirable to enable the REIT to issue Units for which the purchase price is payable on an instalment basis.

SALE OF ASSETS

Any sale or transfer of the assets of the REIT as an entirety or substantially as an entirety (other than as part of an internal reorganization of the assets of the REIT as approved by the Trustees) shall occur only if approved by at least two thirds of the votes cast at a meeting of the Unitholders called for such purpose.

TERM OF THE REIT

The REIT has been established for a term to continue until no property of the REIT is held by the Trustees. The distribution of all of the property of the REIT may be required by the affirmative vote of two-thirds of the votes cast at a meeting of Unitholders called for such purpose.

INDEPENDENT TRUSTEE MATTERS

At least a majority of the Trustees must be Independent Trustees. Pursuant to the Contract of Trust, all Independent Trustee Matters will require the approval of a majority of the Independent Trustees only. "Independent Trustee Matter" means any decision:

(i) to enter into arrangements, ventures or contracts, including any renewal, extension, termination or amendment thereof in which any person comprised in the Nihon/Massicotte Group has a material interest;

(ii) (a) to appoint, where permitted under the Contract of Trust, an Independent Trustee to fill a vacancy among the Independent Trustees, and (b) to recommend to the Unitholders that the number of Trustees be increased or decreased and, if applicable, to nominate for election by the Unitholders individuals as Independent Trustees to fill any office of Trustee so created;

(iii) to increase the compensation of management;

(iv) in relation to a claim by or against any person comprised in the Nihon/Massicotte Group or in which the interest of the foregoing differs from the interests of the REIT;

(v) for the acquisition of immovable property in which any person comprised in the Nihon/Massicotte Group has any direct or indirect interest;

(vi) in relation to the approval of, or a material change to certain agreements including the AN Head Lease, the AN Pledge, the Development Agreement (including any loan agreement entered into pursuant thereto), the Non-Competition Agreement and the Purchase Agreement.

(vii) in relation to the grant of options or other rights under any Unit option plan, long-term incentive plan or other plan approved by the Trustees, including the REIT's Distribution Reinvestment Plan, the Long Term Incentive Plan or the Unit Option Plan, to any member of the Nihon/Massicotte Group, or its respective officers, directors or employees;

(viii) in relation to the making of any mezzanine loan or the purchase by the REIT of any immovable property pursuant to the Development Agreement; or

(ix) in relation to the making of any co-investment with any member of the Nihon/Massicotte Group;

and to the extent that any of the foregoing involves a subsidiary of the REIT any decision of the REIT relating thereto in its capacity as a shareholder thereof.

TRUSTEES APPOINTED BY THE NIHON/MASSICOTTE GROUP

The Nihon/Massicotte Group has the right to appoint and remove the following additional number of Trustees: (i) if the Nihon/Massicotte Group beneficially owns, in the aggregate, at least 20% of the Units then outstanding, three Trustees; (ii) if the Nihon/Massicotte Group beneficially owns, in the aggregate, at least 12.5% but less than 20% of the number of Units then outstanding, two Trustees; and (iii) if the Nihon/Massicotte Group beneficially owns, in the aggregate, at least 5% but less than 12.5% of the number of Units then outstanding, one Trustee. Should the Nihon/Massicotte Group cease to beneficially own, in the aggregate, at least 5% of the number of Units then outstanding, then the Nihon/Massicotte Group shall no longer have the right to appoint any Trustee. When the Nihon/Massicotte Group falls below any of the thresholds provided above, it shall forever lose the right to appoint the number of Trustees related to such threshold even though the Nihon/Massicotte Group may in the future satisfy such threshold again. The Contract of Trust provides that if the total number of Trustees at any time is less or greater than seven, the number of Trustees which the Nihon/Massicotte Group has the right to appoint and remove will be adjusted accordingly, provided, however that at all times the majority of Trustees will be Independent Trustees.

In accordance with the provisions of the Contract of Trust, Robert A. Nihon, Paul J. Massicotte and Ian G. Wetherly are the current nominees of the Nihon/Massicotte Group.

DETERMINATIONS OF THE TRUSTEES

The Contract of Trust provides that all determinations of the Trustees which are made in good faith with respect to any matters relating to the REIT, including, without limiting the generality of the foregoing, whether any particular investment or disposition meets the requirements of the Contract of Trust, shall be final and conclusive and shall be binding upon the REIT and all Unitholders (and, where the Unitholder is a Deferred Income Plan, RESP, registered pension fund or plan as defined in the Tax Act, or such other fund or plan registered under the Tax Act, upon plan beneficiaries and plan holders past, present and future) and Units of the REIT shall be issued and sold on the condition and understanding that any and all such determinations shall be binding as aforesaid.

INVESTMENT GUIDELINES AND OPERATING POLICIES

INVESTMENT GUIDELINES

The Contract of Trust provides for certain guidelines on investments which may be made by the REIT.

The assets of the REIT may be invested only in accordance with the following guidelines:

(i) the REIT will focus its acquisition activities on existing income-producing properties in Canada and the United States that are capital property of the REIT, including office, retail, industrial and multi-family residential properties;

(ii) notwithstanding anything in the Contract of Trust, the REIT shall not make any investment or take any action or omit to take any action that would result in Units not being units of a "mutual fund trust" and of a "unit trust" within the meaning of the Tax Act (or otherwise disqualify the REIT as a "mutual fund trust" or a "unit trust" within the meaning of the Tax Act) that would result in Units being disqualified for investment by Deferred Income Plans or RESPs, that would result in the REIT being liable under the Tax Act to pay a tax imposed as a result of holdings by the REIT of foreign property as defined in the Tax Act, that would result in Units being foreign property for the purposes of the Tax Act or that would result in the REIT paying a tax under the registered investment provisions of the Tax Act imposed for exceeding certain investment limits;

(iii) subject to paragraph (ii) above, the REIT may invest in a joint venture arrangement only if:

  (a) the arrangement is one pursuant to which the REIT holds an interest in immovable property jointly or in common with others ("joint venturers") either directly or through the ownership of an interest in a corporation or other entity (a "joint venture entity") as co-owners and not as partners and such immovable property is capital property of the REIT and if owned through the ownership of an interest in a joint venture entity, the said immovable property is capital property of the joint venture entity;

  (b) the REIT's interest in the joint venture arrangement is not subject to any restriction on transfer other than a right of first offer or a right of first refusal, if any, in favour of the joint venturers;

  (c) the REIT has a right of first offer or a right of first refusal to buy the interests of the other joint venturers;

  (d) the joint venture arrangement provides an appropriate buy-sell mechanism to enable a joint venturer to purchase the other joint venturers' interests or to sell its interest;

  (e) the joint venture arrangement provides that the liability of the REIT to third parties is joint and not solidary (the common law equivalent being "several and not joint and several"), provided however, that subject to any remedies that each joint venturer may have against the other joint venturers, a joint venturer shall be hypothecarily liable to the full extent of the property and, further, may be required to give up its interest in any particular property owned by the joint venture entity as a result of another joint venturer's failure to honour its proportionate share of the obligations relating to such property; and

  (f) the joint venture arrangement permits, but does not require, the REIT or its designee to participate fully in the management thereof;

provided that, notwithstanding the foregoing, the REIT may from time to time enter into any joint venture arrangement which does not comply with any of subparagraphs (b), (c), (d) or (e) above if the Trustees determine that the investment is desirable for the REIT and otherwise complies with the investment guidelines and operating policies of the REIT;

(iv) except for temporary investments held in cash, deposits with a Canadian chartered bank or trust company registered under the laws of a province of Canada, short-term government debt securities, or in money market instruments of, or guaranteed by, a Schedule 1 Canadian chartered bank maturing prior to one year from the date of issue, or except as permitted in the investment guidelines of the REIT, the REIT may not hold securities other than securities of a joint venture entity or an entity or corporation which is wholly owned by the REIT or a trust of which the REIT is the sole beneficiary, in each case, formed and operated solely for the purpose of holding a particular immovable property or immovable properties or for any purpose relating to the activities of the REIT, and provided further that, notwithstanding anything contained in the Contract of Trust to the contrary, the REIT may acquire securities of other real estate investment trusts and the REIT may hold Units, including for resale or pursuant to the exercise of a recourse under any surety agreement, the whole subject to paragraph (ii) above;

(v) the REIT shall not invest in general partnerships or limited partnerships provided that the REIT may invest in a limited partnership if: (a) the limited partnership is formed and operated solely for the purpose of acquiring, owning, maintaining, improving, leasing or managing a particular immovable property or properties or interests therein; (b) the REIT's interest in the limited partnership is not subject to any restriction on transfer other than a right of first offer or right of first refusal, if any, in favour of any other partner or any affiliate thereof; (c) the REIT has a right of first offer or right of first refusal to buy the interests of the other partners; and (d) the REIT has received a legal opinion to the effect that the investment (A) would not result in the REIT or any Deferred Income Plan being liable under the Tax Act to pay tax imposed as a result of holdings by the REIT of foreign property as defined in the Tax Act, (B) would not disqualify the REIT as a "mutual fund trust" within the meaning of the Tax Act, and (C) would not result in the REIT losing any status under the Tax Act that is otherwise beneficial to the REIT and its Unitholders, provided that, notwithstanding the foregoing, the REIT may from time to time enter into any limited partnership arrangement which does not comply with any of clauses (b) or (c) above if the Trustees determine that the investment is desirable for the REIT and otherwise complies with the investment guidelines and operating policies of the REIT, the whole pursuant to paragraph (ii) above;

(vi) except as otherwise prohibited in the Contract of Trust, the REIT may invest in interests (including ownership and leasehold interests) in income-producing immovable property in Canada and the United States that is capital property of the REIT;

(vii) the REIT shall not invest in rights to or interests in mineral or other natural resources, including oil or gas, except as incidental to an investment in immovable property that is capital property of the REIT, the whole subject to paragraph (ii) above;

(viii) the REIT shall not invest in operating businesses;

(ix) the REIT shall not invest in raw land for development except for properties adjacent to existing properties of the REIT for the purpose of: (a) the renovation or expansion of existing facilities that are capital property of the REIT; or (b) the development of new facilities which will be capital property of the REIT, the whole subject to paragraph (ii) above;

(x) subject to paragraph (ii) above, the REIT may invest in immovable hypothecs, mortgages, hypothecary bonds or mortgage bonds (including, with the consent of a majority of the Trustees, a participating or convertible immovable hypothec or mortgage) where:

(a) the immovable property which is security therefor is income-producing immovable property which otherwise meets the investment guidelines and operating policies of the REIT;

(b) the immovable hypothec or mortgage is an immovable hypothec or mortgage registered on title to the immovable property which is security therefor; and

(c) the aggregate value of the investments of the REIT in these immovable hypothecs and mortgages, after giving effect to the proposed investment, will not exceed 20% of the Adjusted Unitholders' Equity;

(xi) subject to paragraph (ii) above, the REIT may invest in immovable hypothecs or mortgages if the sole intention is to use the acquisition of the immovable hypothecs and mortgages as a method of acquiring control of an income-producing immovable property which would otherwise meet the investment guidelines and operating policies of the REIT and provided the aggregate value of the investments of the REIT in these immovable hypothecs and mortgages after giving effect to the proposed investment, will not exceed 20% of the Adjusted Unitholders' Equity;

(xii) at no time will indebtedness aggregating more than 15% of Gross Book Value (other than trade payables, accrued expenses and distributions payable) be at floating interest rates;

(xiii) subject to paragraph (ii) above, the REIT may invest an amount (which, in the case of an amount invested to acquire immovable property, is the purchase price less the amount of any indebtedness assumed or incurred by the REIT and secured by an immovable hypothec or mortgage on such property) of up to 15% of the Adjusted Unitholders' Equity in investments or transactions which do not comply with paragraphs (iv), (vi), (x) and (xi) above under the heading "Investment Guidelines and Operating Policies — Investment Guidelines" or paragraph (iii) above under the heading "Investment Guidelines and Operating Policies — Operating Policies";

(xiv) subject to paragraph (ii) above, the REIT may lend money, whether secured or unsecured, including under the Development Agreement; and

(xv) the REIT may invest in one or more wholly-owned subsidiaries which provide a full range of asset and property management and leasing services, including property facilities management, leasing, design, development, redevelopment, construction management and administrative and legal services, to the Properties and other immovable properties owned only in part by the REIT or completely owned by third parties.

For the purpose of the foregoing guidelines (except paragraph (ii) above), the properties, assets, liabilities and transactions of a corporation, trust or other entity wholly or partially owned by the REIT will be deemed those of the REIT on a proportionate consolidation basis. In addition, any references in the foregoing to investment in immovable property will be deemed to include an investment in a joint venture arrangement. Except as specifically set forth in the Contract of Trust to the contrary, all of the foregoing prohibitions, limitations or requirements for investment shall be determined as at the date of investment by the REIT, the whole subject to paragraph (ii) above under " — Investment Guidelines".

OPERATING POLICIES

The Contract of Trust provides that the operations and affairs of the REIT shall be conducted in accordance with the following policies, the whole subject to paragraph (ii) above under " — Investment Guidelines":

(i) the REIT shall not purchase, sell, market or trade in currency or interest rate futures contracts otherwise than for hedging purposes where, for the purposes hereof, the term "hedging" shall have the meaning ascribed thereto by National Instrument 81-102 *Mutual Funds* adopted by the Canadian Securities Administrators, as amended from time to time;

(ii) (a) any written instrument creating an obligation which is or includes the granting by the REIT of an immovable hypothec or mortgage, and (b) to the extent the Trustees determine practicable and consistent with their duty to act in the best interests of the Unitholders, any written instrument which is, in the judgement of the Trustees, a material obligation, shall contain a provision or be subject to an acknowledgement to the effect that the obligation being created is not personally binding upon, and that resort shall not be had to, nor shall recourse or satisfaction be sought from, the private property of any of the Trustees, Unitholders, annuitants under a plan of which a Unitholder acts as a trustee or carrier, or officers, employees or agents of the REIT, but that only property of the REIT or a specific portion thereof shall be bound; the REIT, however, is not required, but shall use all reasonable efforts, to comply with this requirement in respect of obligations assumed by the REIT upon the acquisition of immovable property;

(iii) except pursuant to the AN Head Lease, as amended, supplemented or restated from time to time, the REIT shall not lease or sublease to any person any immovable property, premises or space where that person and its affiliates would, after the contemplated lease or sublease, be leasing or subleasing immovable property, premises or space having a fair market value net of encumbrances in excess of 20% of the Adjusted Unitholders' Equity;

(iv) the limitation contained in paragraph (iii) above shall not apply to the renewal of a lease or sublease and shall not apply where the lessee or sublessee is, or where the lease or sublease is guaranteed by:

(a) the Government of Canada, the Government of the United States, and any province of Canada, any state of the United States or any municipality in Canada or the United States, or any agency thereof;

(b) any corporation, any of the bonds, debentures or other evidences of indebtedness of which are of, or are guaranteed by an issuer, or any of the other securities of an issuer which have received and continue to hold, an "investment grade" rating from a recognized credit rating agency, in each case at the time the lease or sublease is entered into, or at the time other satisfactory leasing or pre-leasing arrangements (as determined by the Trustees in their discretion) were entered into. In the case of an investment permitted pursuant to paragraph (iii) above, the foregoing may be determined at the time that the option or right to acquire an interest in the project is granted; or

(c) a Canadian chartered bank registered under the laws of a province of Canada;

(v) except for renovation or expansion of existing facilities and the development of new facilities on property adjacent to existing properties of the REIT as permitted under paragraph (ix) above under the heading "Investment Guidelines and Operating Policies — Investment Guidelines", the REIT shall not engage in construction or development of immovable property except as necessary to maintain its immovable properties in good repair or to enhance the income producing ability of properties in which the REIT has an interest;

(vi) title to each immovable property shall be drawn up in the name of the Trustees or, to the extent permitted by applicable law, the REIT or a corporation or other entity wholly-owned by the REIT or jointly by the REIT with joint venturers;

(vii) the REIT shall not incur or assume any indebtedness if, after giving effect to the incurring or assumption of the indebtedness, the total indebtedness of the REIT would be more than 60% of the Gross Book Value (65% if convertible debentures of the REIT are outstanding, including the full face value of any convertible debentures);

(viii) the REIT shall not directly or indirectly guarantee any indebtedness or liabilities of any kind of any person unless such guarantee is given in connection with or incidental to an investment that is otherwise permitted under the investment guidelines of the REIT. In addition, the REIT will not directly or indirectly guarantee any indebtedness or liabilities of any person if so doing: (a) would result in the REIT or any Deferred Income Plan or RESPs being liable under the Tax Act to pay tax imposed as a result of holding by the REIT of a foreign property, as defined in the Tax Act; (b) would disqualify the REIT as a "mutual fund trust" within the meaning of the Tax Act; or (c) would result in the REIT losing any status under the Tax Act that is otherwise beneficial to the REIT and Unitholders;

(ix) the REIT shall obtain an independent appraisal of each property that it intends to acquire;

(x) the REIT shall obtain and maintain at all times insurance coverage in respect of potential liabilities of the REIT and the accidental loss of value of the properties and assets of the REIT from risks, in amounts, with such insurers, and on such terms as the Trustees consider appropriate, taking into account all relevant factors including the practices of owners of comparable properties; and

(xi) the REIT shall have conducted a Phase I environmental audit of each immovable property acquired by it and, if the Phase I environmental audit report recommends a Phase II environmental audit be conducted, the REIT shall have conducted a Phase II environmental audit, in each case by an independent and experienced environmental consultant; such audit(s) as a condition to any acquisition, shall be satisfactory to the Trustees. All new leases granted by the REIT shall contain appropriate covenants from the lessee respecting environmental matters as determined by the Trustees from time to time.

For the purposes of the foregoing policies, the properties, assets, liabilities and transactions of a corporation, trust or other entity wholly or partially owned by the REIT will be deemed those of the REIT on a proportionate consolidation basis.

In addition, any references in the foregoing to investment in immovable property will be deemed to include an investment in a joint venture. Except as specifically set forth in the Contract of Trust to the contrary, all of the foregoing prohibitions, limitations or requirements pursuant to the foregoing policies shall be determined as at the date of investment or other action by the REIT, the whole subject to paragraph (ii) above under the heading "Investment Guidelines and Operating Policies — Investment Guidelines".

AMENDMENTS TO INVESTMENT GUIDELINES AND OPERATING POLICIES

Pursuant to the Contract of Trust, all of the investment guidelines set out under the heading "Investment Guidelines and Operating Policies — Investment Guidelines" and the operating policies contained in subparagraphs (v), (vii), (viii), (ix), (x) and (xi) above under the heading "Investment Guidelines and Operating Policies — Operating Policies" may be amended only if such amendment is approved by two-thirds of the votes cast by Unitholders of the REIT at a meeting of Unitholders called for such purpose. The remaining operating policies may be amended if such amendment is approved by the Trustees and by a majority of the votes cast by Unitholders at a meeting called for such purpose.

DISTRIBUTION POLICY

The following outlines the distribution policy of the REIT as contained in the Contract of Trust. The distribution policy may be amended only with the approval of a majority of the votes cast at a meeting of Unitholders.

The Contract of Trust provides that the REIT shall distribute to Unitholders monthly on or about the 15th day of each calendar month (other than January of each year) and on December 31st of each calendar year (each a "Distribution Date"), not less than 85% of the Distributable Income of the REIT for the preceding calendar month and, in the case of distributions made on December 31, for the calendar month then ended. Unitholders also are entitled to receive a distribution on December 31 of each year of any Excess Income of the REIT for such year.

Monthly distributions are based on the Trustees' estimate of yearly Distributable Income, subject to adjustment from time to time throughout the year. Distributions are made in cash and may be reinvested in Units through the REIT's Distribution Reinvestment Plan. Distributions may be adjusted for amounts paid in prior periods if the actual Distributable Income for the prior periods is greater than or less than the Trustees' estimates for the prior periods.

If the Trustees anticipate a cash shortfall and determine that it would be in the best interests of the REIT, they may reduce for any period the percentage of Distributable Income to be distributed to Unitholders. The Trustees may, in their discretion, decide to distribute to Unitholders amounts in excess of Distributable Income or which do not otherwise form part of Distributable Income, such as capital gains.

The REIT intends to distribute at least 87% of its Distributable Income. Monthly distributions are based on the Trustees' estimate of yearly Distributable Income, subject to adjustment from time to time throughout the year.

For the year 2005, the REIT made monthly distributions of $0.0917 per Unit for each of the months of the year. Since January, 2006, the REIT made distributions of $0.0917 per Unit for each of the months of January, February and March and has announced that the distribution for Unitholders of record on April 28 payable to Unitholders on May 15 will be at the same level.

The REIT deducts for tax purposes such amount as is paid or payable to Unitholders for the year as is necessary to ensure that the REIT is not liable for income tax payable under Part I of the Tax Act in any year. The distribution for any month is payable to Unitholders of record on the last business day of such month.

Holders of Units who are non-residents of Canada are required to pay all withholding taxes payable in respect of distributions by the REIT. The REIT withholds such taxes as required by the Tax Act and the Tax Proposals and remits such payment to the tax authorities on behalf of the Unitholder. The Budget Proposals contain measures to subject certain otherwise non-taxable distributions of Canadian mutual funds to Canadian non-resident withholding tax. **Non-Residents should consult their own tax advisors regarding the tax consequences of investing in the Units.**

DISTRIBUTION REINVESTMENT PLAN

The REIT has implemented a Distribution Reinvestment Plan pursuant to which Unitholders resident in Canada may elect to have all their cash distributions of income of the REIT automatically reinvested in additional Units at a price per Unit calculated by reference to the volume weighted average of the trading price of the Units on the principal stock exchange on which the Units are listed for the five trading days immediately preceding the relevant Distribution Date. A Unitholder who so elects to participate in the Distribution Reinvestment Plan will also have the right to receive an *additional distribution*, payable in Units, in an amount equal in value to 3% of each distribution that was reinvested by the Unitholder.

No brokerage commissions will be payable in connection with the purchase of Units under the Distribution Reinvestment Plan and all administrative costs will be borne by the REIT. Cash undistributed by the REIT upon the issuance of additional Units under the Distribution Reinvestment Plan will be used by the REIT for future property acquisitions, capital improvements and working capital.

Unitholders resident outside of Canada will not be entitled to participate in the Distribution Reinvestment Plan. Upon ceasing to be a resident of Canada, a Unitholder must terminate the Unitholder's participation in the Distribution Reinvestment Plan.

Beneficial Unitholders (individuals or entities who hold Units through an investment dealer) may enrol in the plan through such an investment dealer. Further administrative details and enrolment documents regarding the Distribution Reinvestment Plan will be forwarded to registered Unitholders prior to the fourth Distribution Date.

The issue of Units under the Distribution Reinvestment Plan may not be exempt from the registration and prospectus requirements of relevant securities legislation in certain provinces of Canada. In addition, Units issued under the Distribution Reinvestment Plan may not be freely tradable under the provisions of such legislation until such time as the REIT has been a reporting issuer for at least twelve months. The REIT has obtained discretionary relief from the applicable securities regulatory authorities to permit such Units to be issued and freely tradable.

MARKET FOR SECURITIES

The units of the REIT have been listed on the Toronto Stock Exchange (the "TSX") since December 20, 2002 under the trading symbol "AN.UN". The Debentures have been listed on the TSX since August 31, 2004 under the trading symbol "AN.DB".

The following tables set forth, for the periods indicated, the reported high and low sales prices and the aggregate volume of trading of Units and Debentures, respectively, on the TSX:

Units			
Month	**High ($)**	**Low ($)**	**Volume Traded**
December, 2005	13.40	12.91	673,096
November, 2005	13.45	12.45	571,005
October, 2005	13.50	11.85	441,567
September, 2005	13.50	13.15	546,730
August, 2005	13.50	13.05	992,334
July, 2005	13.51	12.96	384,101
June, 2005	13.22	12.81	394,318
May, 2005	13.05	12.22	513,741
April, 2005	12.75	12.20	591,591
March, 2005	13.80	11.88	622,445
February, 2005	13.73	13.37	1,350,311

Units			
Month	High ($)	Low ($)	Volume Traded
January, 2005	13.54	12.50	518,778

Debentures			
Month	High ($)	Low ($)	Volume Traded
December, 2005	101.50	99.36	10,690
November, 2005	102.00	98.25	13,580
October, 2005	103.49	99.00	14,230
September, 2005	105.00	101.50	6,740
August, 2005	103.09	101.07	11,470
July, 2005	105.00	99.51	16,360
June, 2005	102.75	100.00	26,840
May, 2005	101.00	98.75	15,070
April, 2005	101.50	98.75	15,790
March, 2005	104,00	98.75	27,450
February, 2005	105.99	102.10	33,030
January, 2005	104.00	98.66	38,735

MANAGEMENT OF THE REIT

The operations and affairs of the REIT are subject to the control of the Trustees and the operations of the REIT are under the direction of Management. Among other duties, Management is responsible for providing the Trustees and the Investment Committee with information and advice relating to acquisitions, dispositions and financing, maintaining the books and financial records of the REIT, preparing reports and other information required to be sent to Unitholders and other disclosure documents, calculating and determining all allocations, designations, elections and determinations made in connection with the income and capital gains of the REIT for tax and accounting purposes, preparing all documentation relating to meetings of Unitholders, completing or supervising completion of transactions, and recommending suitable individuals for nomination as Trustees.

TRUSTEES

The Contract of Trust provides that the assets and operations of the REIT are subject to the control and authority of a minimum of three and a maximum of eleven Trustees.

The term of office of each of the Trustees will expire after the first annual meeting of Unitholders following the establishment of the REIT and, thereafter, at each annual meeting, unless a Trustee otherwise resigns, is removed or disqualified.

The Trustees, other than the Trustees appointed by the Nihon/Massicotte Group, are elected by resolution passed by a majority of the votes cast at a meeting of the Unitholders. The Nihon/Massicotte Group also has the right to vote its Units for the Trustees other than the Trustees appointed by the Nihon/Massicotte Group (including for the Independent Trustees).

A Trustee appointed or elected to fill a vacancy will be so appointed or elected for the remaining term of the Trustee he is succeeding. The number of Trustees may be changed by Unitholders or, if authorized by Unitholders, by the Trustees, provided that the Trustees may not, between meetings of Unitholders, appoint an additional Independent Trustee, if after such appointment, the total number of Trustees would be greater than one and one-third times the number of Trustees in office immediately following the last annual meeting of Unitholders. A vacancy occurring among the Independent Trustees may be filled by resolution of the Independent Trustees only or by Unitholders at a meeting of Unitholders. An Independent Trustee may be removed with or without cause by two-thirds of the votes cast at a meeting of Unitholders or with cause by the majority of the remaining Independent Trustees.

A majority of the Trustees must be resident Canadians. A majority of the Trustees must have had at least five years substantial experience in the real estate industry, at least a majority of the Trustees must be Independent Trustees and at least of majority of the Trustees on each committee (except for the Audit Committee and the Governance Committee, all of whose members must be Independent Trustees) must be Independent Trustees. Certain decisions respecting the REIT must be approved by a majority of the Independent Trustees only. See "Contract of Trust and Description of Units — Independent Trustee Matters". The initial Independent Trustees were appointed by 4020332 Canada Inc., the settlor of the REIT.

The Contract of Trust provides that at all relevant times, it is intended that at least one Trustee will not be, directly or indirectly, a Unitholder or a person who owns an option to acquire Units (a "Non-Unitholder Trustee"). The Contract of Trust also provides that in the event that at any relevant time, there is no Non-Unitholder Trustee, the Trustees shall take appropriate action during a period of no longer than 60 days thereafter to assure that there shall be at least one Non-Unitholder Trustee. The Contract of Trust further provides that, notwithstanding anything therein contained to the contrary, and to the fullest extent permitted by applicable law, all the acts of the Trustees otherwise in accordance with the Contract of Trust shall be valid notwithstanding any temporary failure to comply with the foregoing provision.

A quorum for all meetings of the Trustees or any committee thereof shall be at least a majority of the Trustees or of the Trustees on such committee, as the case may be, present in person, at least one of whom shall, except for the Audit Committee and for the Governance Committee (all of whose members must be Independent Trustees), be an Independent Trustee. In addition, in order to transact any Independent Trustee Matter, a majority of the Independent Trustees or of the Independent Trustees on such committee, as the case may be, must be present at the meeting of Trustees or of the committee. The Trustees (or, when only the approval of a majority of all of the Independent Trustees is required, the Independent Trustees) may act with or without a meeting. Any action of the Trustees (or the Independent Trustees in the circumstances mentioned in the preceding sentence) may be taken at a meeting by vote or without a meeting by written consent or resolution signed by all of the Trustees, or all of the Independent Trustees, as the case may be.

The standard of care and duties of the Trustees provided in the Contract of Trust are similar to those imposed on a director of a corporation governed by the *Canada Business Corporations Act*. Accordingly, the Contract of Trust requires that the Trustees exercise their powers and carry out their functions honestly, in good faith, with a view to the best interests of the REIT and the Unitholders and, in connection therewith, they exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duties and standard of care of the Trustees as aforesaid are intended to be similar to and not greater than those imposed on an administrator of the property of others charged with full administration pursuant to article 1309 of the *Civil Code of Québec*. The Contract of Trust provides that, to the extent that the Trustees have contracted or delegated the performance of certain activities to a property manager, they shall be deemed to have satisfied the aforesaid standard of care in relation thereto.

The Contract of Trust provides for certain indemnities in favour of the Trustees and officers of the REIT and certain other persons in certain circumstances.

The Nihon/Massicotte Group has the right to appoint and remove the following additional number of Trustees: (i) if the Nihon/Massicotte Group beneficially owns, in the aggregate, at least 20% of the number of Units then outstanding, three Trustees; (ii) if the Nihon/Massicotte Group beneficially owns, in the aggregate, at least 12.5% but less than 20% of the number of Units then outstanding, two Trustees; and (iii) if the Nihon/Massicotte Group beneficially owns, in the aggregate, at least 5% but less than 12.5% of the number of Units then outstanding, one Trustee. Should the Nihon/Massicotte Group cease to beneficially own, in the aggregate, at least 5% of the number of Units then outstanding, then the Nihon/Massicotte Group shall no longer have the right to appoint any Trustee. When the Nihon/Massicotte Group falls below any of the thresholds provided above, it shall forever lose the right to appoint the number of Trustees related to such threshold even though the Nihon/Massicotte Group may in the future satisfy such threshold again. The Contract of Trust provides that if the total number of Trustees at any time is less or greater than seven, the number of Trustees which the Nihon/Massicotte Group has the right to appoint and remove will be adjusted accordingly provided, however, that at all times the majority of Trustees will be Independent Trustees.

On May 16, 2005, the Nihon/Massicotte Group appointed Robert A. Nihon, Paul J. Massicotte and Ian G. Wetherly as Trustees.

CONFLICT OF INTEREST RESTRICTIONS AND PROVISIONS

The Contract of Trust contains "conflict of interest" provisions that serve to protect Unitholders without creating undue limitations on the REIT. Given that the Trustees are engaged in a wide range of real estate and related activities, the Contract of Trust contains provisions, similar to those contained in the *Canada Business Corporations Act*, that require each Trustee to disclose to the REIT any interest in a material contract or transaction or proposed material contract or transaction with the REIT (including a contract or transaction involving the making or disposition of any investment in immovable property or a joint venture arrangement) or the fact that such person is a director or officer of, or otherwise has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the REIT. Such disclosure is required to be made at the meeting at which a proposed contract or transaction is first considered. In the event that a material contract or transaction or proposed material contract or transaction is one that in the ordinary course would not require approval by the Trustees or the Unitholders, a Trustee is required to disclose in writing to the REIT or request to have entered into the minutes of the meetings, the nature and extent of his interest forthwith after the Trustee becomes aware of the contract or transaction or proposed contract or transaction. In any case, a Trustee who has made disclosure to the foregoing effect is not entitled to vote on any resolution to approve the contract or transaction unless the contract or transaction is one relating primarily to his remuneration as a Trustee, officer, employee or agent of the REIT or one for indemnity under the provisions of the Contract of Trust or the purchase of liability insurance.

TRUSTEES AND OFFICERS

The name and municipality of residence, office held with the REIT and principal occupation of each Trustee and officer of the REIT, are as follows:

Name and Municipality of Residence	Office	Principal Occupation
ROBERT A. NIHON(2)(5)(7) .... Nassau, Bahamas	Trustee, Chairman of the Board of Trustees	Business investor
PAUL J. MASSICOTTE(7) .... Mont Saint-Hilaire, Québec	Trustee, President and Chief Executive Officer	President and Chief Executive Officer of the REIT, Member of the Senate of Canada
IAN G. WETHERLY(7) .... Westmount, Québec	Trustee	President of R.A. Nihon Capital Management Group
RICHARD GUAY(2)(3)(6) .... Dorval, Québec	Trustee	Corporate Director and Consultant
GÉRARD A. LIMOGES(1)(2)(3)(6) .... Westmount, Québec	Trustee	Corporate Director
THOMAS J. LEATHONG(1)(4)(5)(6) .... Burlington, Ontario	Trustee	Consultant
PHILIP M. O'BRIEN(1)(3)(4)(5)(6) .... Montreal, Québec	Trustee	Real Estate Investor
GUY CHARRON .... Laval, Québec	Executive Vice-President and Chief Operating Officer	Executive Vice-President and Chief Operating Officer of the REIT
RENÉ FORTIN .... Deux-Montagnes, Québec	Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer of the REIT
DAVID DE SANTIS .... Montreal, Québec	Senior Vice President, Acquisitions and Development	Senior Vice President, Acquisitions and Development of the REIT
ROGER TURPIN .... Montreal, Québec	Vice President, Treasurer and Secretary	Vice-President, Treasurer and Secretary of the REIT

Name and Municipality of Residence	Office	Principal Occupation
WALLY COMMISSO.............................. Montreal, Québec	Vice President, Property Management	Vice President, Property Management of the REIT
ANNE-MARIE DUBOIS .... Verdun, Québec	Vice President, Office and Industrial Leasing	Vice President, Office and Industrial Leasing of the REIT
CÉLINE FOURNIER .... Boucherville, Québec	Vice President, Shopping Centre Leasing	Vice President, Shopping Centre Leasing of the REIT

Notes:
(1) Member of the Audit Committee
(2) Member of the Human Resources and Compensation Committee
(3) Member of the Governance Committee
(4) Member of the Head Lease Committee
(5) Member of the Investment Committee
(6) Independent Trustee since 2002. Term of office expires at the close of the annual meeting of Unitholders.
(7) Trustee appointed by the Nihon/Massicotte Group on May 16, 2005. Will hold office until removed by the Nihon/Massicotte Group or until the number of Trustees which the Nihon/Massicotte Group is entitled to appoint decreases in accordance with the Contract of Trust.

Members of the Nihon Family hold 4,668,830 Units, representing approximately 18.1% of the issued and outstanding Units and members of the Massicotte Family hold 3,084,417 Units, representing approximately 12.0% of the issued and outstanding Units. In addition, René Fortin, Senior Vice President and Chief Financial Officer of the REIT, holds 1,650 Units, Roger Turpin, Trustee, Vice President, Treasurer and Secretary holds 750 Units, Philip M. O'Brien, Trustee, holds 4,000 Unit and Gerard A. Limoges, Trustee holds 2,000 Units.

Additional information regarding each of the Trustees and officers of the REIT is set forth below.

ROBERT A. NIHON, TRUSTEE AND CHAIRMAN

Mr. Robert A. Nihon is the Chairman of the Board of Alexis Nihon Real Estate Investment Trust. He is the son of the founder of Canadian based Alexis Nihon Group. From 1992 to 2002, Mr. Nihon was Chief Executive Officer of the Alexis Nihon group of companies, a predecessor to Alexis Nihon Real Estate Investment Trust. Mr. Nihon has been actively involved in real estate in Canada, the United States and the Caribbean for over thirty years. Mr. Nihon is now most active as Chairman of the Board and Chief Executive Officer of Nihon International, an international merchant banking group headquartered in Nassau, Bahamas.

Beyond real estate, Mr. Nihon's entrepreneurial and investment activities have spanned a wide range of other industry sectors and geographical jurisdictions, from investment banking to international beverage industries. Today, Mr. Nihon's investments focus on real estate development, fund management, infrastructure deployment and technology.

Mr. Nihon is Chairman of the Board of Kenmar-Nihon Global Asset Management, LLC based in Greenwich, Connecticut, which as principals or through its affiliates, has assets under management in excess of US$2 billion.

Mr. Nihon also serves on the boards of directors of, or holds a significant ownership interest in several operating companies, including Tempest Management Corp. (Ottawa), Layered Technologies (Dallas), R.A.N. Air™ (Nassau, Bahamas), Aldor Software Solutions (Fort Lauderdale) and Tonbridge Corporation Infrastructure Fund (Toronto).

In 2004, Mr. Nihon established an International Advisory Board chaired by The Right Honourable Jean Chrétien, former Prime Minister of Canada, for the purpose of advising on business and world affairs; this Board is comprised of other renowned, international leaders who bring global presence and exceptional business and policy expertise.

Mr. Nihon has been the Honorary Consul for Canada to The Bahamas since 1997. He is also a former member of the New York Stock Exchange. He is involved in many philanthropic endeavours and is Chairman of The Governor General's Youth Award Program (for The Bahamas) and a Member of the Board of Trustees of the Canadian Lyford Cay Foundation.

In 2002, Mr. Nihon was awarded Her Majesty Queen Elizabeth II's Golden Jubilee Medal for his significant contribution to Canada abroad.

PAUL J. MASSICOTTE, TRUSTEE AND PRESIDENT AND CHIEF EXECUTIVE OFFICER

Paul J. Massicotte is a Chartered Accountant by profession and obtained the title of Fellow in 2005. He has been President and CEO of Alexis Nihon REIT since it was created in December 2002. Before then, he served as President of the Alexis Nihon Group, predecessor of the REIT, from 1985 until 2002.

A native of Manitoba, prior to joining the Alexis Nihon Group, Mr. Massicotte was successively appointed to senior executive positions with real estate firms in western Canada. In June 1995, Mr. Massicotte was appointed to the board of directors of the Bank of Canada. In 2002 he became the lead director and served in that capacity until June 2003, when he resigned upon being appointed to the Senate of Canada.

Mr. Massicotte is a member of the board of directors of the Ste-Anne's Hospital Foundation and the Greater Montreal YMCA Foundation. He is also a member of the Quebec Board of Governors of the Council for Canadian Unity. Mr. Massicotte has been a member of the Advisory Committee of Mercantile Bancorp Limited and served on boards of business groups that include the Canadian Chamber of Commerce, Real Property Association of Canada, Canadian Home Income Plan, Board of Trade of Metropolitan Montreal, Urban Development Institute of Quebec and Young Presidents' Organization.

GUY CHARRON, EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER

Guy Charron joined Alexis Nihon REIT in October 2004 as Executive Vice President and Chief Operating Officer. Prior to joining the REIT, Mr. Charron enjoyed a successful career with Les Boutiques San Francisco Incorporées in a variety of progressively senior roles, culminating with a decade-long tenure as President and Chief Operating Officer. Most recently, he was the principal of a consulting firm based in Montreal. Mr. Charron holds a Bachelor of Arts degree in Business Administration, major in accounting, from the University of Sherbrooke and Mr. Charron is a Chartered Accountant and has been a member of the Québec Institute of Chartered Accountants and the Canadian Institute of Chartered Accountants since 1981.

RENÉ FORTIN, SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

René Fortin joined the Alexis Nihon Group in 1985 and became Vice President and Corporate Controller in 1999. In 2002 he was appointed the REIT's Vice President and Chief Financial Officer, and in 2003 was promoted to Senior Vice President and CFO. Mr. Fortin holds a bachelor of commerce degree in accounting from Concordia University. He received his CGA designation and has been a member of the Corporation professionnelle des comptables généraux licenciés du Québec since 1992. Mr. Fortin is also a member of the Real Property Association of Canada (REALpac).

DAVID DE SANTIS, SENIOR VICE PRESIDENT, ACQUISITIONS AND DEVELOPMENT

David De Santis joined the Nihon/Massicotte Group in 1989 as a project manager for development and was subsequently promoted to Vice President, Acquisitions and Development. Mr. De Santis has over 15 years of experience in real estate. A graduate of the McGill University School of Architecture, he also has five years of practice in architectural design. Mr. De Santis currently serves on the board of directors of Québec's Urban Development Institute and Montreal's West Island Business Development Council.

ROGER TURPIN, VICE PRESIDENT, TREASURER AND SECRETARY

Roger Turpin has been Vice President, Treasurer of the Nihon/Massicotte Group since 1999 and Secretary since 1997. Prior to joining the Nihon/Massicotte Group in 1982, he worked as a financial analyst for Armstrong Construction, which was then involved in the development of Mirabel International Airport. As a result, Mr. Turpin has over 20 years of experience in real estate.

WALLY COMMISSO, VICE PRESIDENT, PROPERTY MANAGEMENT

Wally Commisso was with the Nihon/Massicotte Group since 1986, when he joined the construction department as project director. He was appointed Property Manager for the AN suburban properties portfolio in 1992, and promoted to

Vice President, Property Management (Suburbs) in 1999, where he headed the professional team which managed the Nihon/Massicotte Group's suburban portfolio.

ANNE-MARIE DUBOIS, VICE PRESIDENT, OFFICE AND INDUSTRIAL LEASING

Anne-Marie Dubois joined Alexis Nihon REIT in December 2003 as Vice President, Office and Industrial Leasing bringing more than 16 years experience in office, industrial and commercial leasing with major landlords in Canada, including Trizec, Marathon Realties and Standard Life. Ms. Dubois most recently served with Devencore, which she joined in 2000 as Vice-President and Corporate Consultant, with responsibility for the training of all new agents, among other things. She holds a Bachelor of Commerce degree from Concordia University, with majors in Finance and Management.

CÉLINE FOURNIER, VICE PRESIDENT SHOPPING CENTRE LEASING

Céline Fournier joined the Nihon/Massicotte Group in 1995 and was Vice President, Shopping Centre Leasing since 1999. Mrs. Fournier has over 20 years of experience in real estate having held management positions with various entities including Cadillac Fairview Corporation, Brookfield Development Corporation and J.K. Investments Ltd. Mrs. Fournier is actively involved in several volunteer organizations, including as a member of the fund-raising team of UNICEF Montérégie, as a speaker and member of the *Réseau des Femmes d'Affaires du Québec* and as a member of the *Conseil Québecois du Commerce de Détail* and of the International Council of Shopping Centres.

RICHARD GUAY, TRUSTEE

Richard Guay is a corporate director. He is currently President of Melior Group, a company that owns and manages senior citizen residences in Quebec.

Previously, he was Senior Executive Vice President, Retail and Commercial Financial Services of Laurentian Bank of Canada, President and Chief Executive Officer of LBC Trust and President of Fondation Banque Laurentienne.

Mr. Guay joined La Financière Coopérants Prêt Épargne Inc. in 1991, which was later acquired by Laurentian Bank of Canada. Previously, he worked for 12 years at the National Bank of Canada.

A graduate of the Université du Québec à Montréal (UQAM) (B.A.A. 1973), Mr. Guay also completed the University of Western Ontario's Management Training Course and Harvard University's International Senior Management Program.

Mr. Guay is a trustee of Transforce Income Fund, a member of the board of directors of the Fondation de l'Université du Québec à Montréal and of Trimag S.E.C., former Director and President of the board of directors of UQAM, former Director of Échographes Noveko Inc. and Capital L'Estérel.

Mr. Guay has been recognized by the École des sciences de la gestion de l'UQAM at their Gala Reconnaissance and previously received the UQAM Medal and the Prix Performance awarded by Réseau Gestion UQAM to a graduate having particularly distinguished himself in the Quebec business community.

GÉRARD A. LIMOGES, TRUSTEE

Gérard A. Limoges is a chartered accountant by profession. After serving Deputy Chairman of Ernst & Young Canada, Mr. Limoges retired in September 1999. Mr. Limoges began his career at Ernst & Young in Montreal in 1962. A graduate of HEC (University of Montreal), Mr. Limoges became a Chartered Accountant in 1967 (Gold Medalist of the Governor General for the highest marks in Canada).

He successively held various positions within Ernst & Young, including managing partner of the Montreal office, President of Ernst & Young for the Province of Quebec and Vice-President of Ernst & Young Canada. Mr. Limoges is currently a member of the board of several companies, including Aeterna Zentaris Inc., Atrium Biotechnologies Inc., Métro Inc., B.N.Y. Trust Company of Canada and Hartco Income Trust. He serves as Chairman of the Institute of Clinical research of Montréal and as an officer or advisor for numerous other charitable organizations. He is a member of the Order of Canada.

THOMAS J. LEATHONG, TRUSTEE

In July 2005, Mr. Thomas Leathong accepted a contract position with the Laurentian Bank of Canada as a Commercial Mortgage Account Manager in the Toronto Office. In 2002, Mr. Leathong retired from the position of Director, Commercial Mortgages, Underwriting / Asset Management with Clarica Life Insurance Company, which he had held since 1992. He was responsible for all commercial mortgage asset management for a $4.5 billion portfolio across Canada.

Also from 1992 to 2002, Mr. Leathong was responsible for ensuring that internal valuation of mortgage assets was in compliance with the Office of the Superintendent of Financial Institutions as well as internal and external audit requirements. Mr. Leathong has experience in underwriting and reviewing mortgage proposals from across Canada for multi-family residential, office, retail and industrial properties.

PHILIP M. O'BRIEN, TRUSTEE

Philip M. O'Brien is the founder and, until his partial retirement in November 2003, was co-owner and Chairman of Devencore Ltd., a real estate company based in Montreal that provides strategic counsel to businesses and governments with respect to activities in the commercial, institutional, and industrial sectors. Mr. O'Brien has acted as a key participant in a number of urban initiatives in Montreal, including the preservation of McGill College Avenue and the design and planning of Montreal's Old Port. Mr. O'Brien serves a variety of business and community organizations, including board of trustees for the Canadian Centre for Architecture, as a member of the board of directors of Blue Cross Insurance Group and as a member of the advisory board of the Montreal Neurological institute.

IAN G. WETHERLY, TRUSTEE

Ian G. Wetherly obtained his Bachelor of Commerce Degree in 1976 from Concordia University. In 1978 he received the designation of Chartered Accountant with the Ontario Institute of Chartered Accountants. He joined KPMG in 1976 where he worked until 1983. In 1983 he joined The Mercantile Bank of Canada where he occupied the position of Vice-President Controller until 1986. Mr. Wetherly joined The Alexis Nihon Group in 1986 and occupied the position of Vice-President Finance until 1996 when he became Executive Vice-President and Chief Operating Officer until 1997. From 1998 until 2001 Mr. Wetherly was Vice-President Acquisitions, Quebec for ClubLink Corporation Canada's largest owner, operator and developer of golf courses. ClubLink is a public company whose shares are listed on the Toronto Stock Exchange. Mr. Wetherly was Chief Financial Officer of National Construction Inc, from September 2002 until April 2003. National Construction is a multi-trade industrial construction and maintenance contracting company servicing Eastern Canada whose shares were listed on the Toronto Stock Exchange. Mr. Wetherly joined R. A. Nihon Capital Management Group in 2004 and is currently President of this venture capital and investment group which is based in Nassau.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the knowledge of the Trustees and officers of the REIT, no trustee or officer of the REIT:

(a) is, as at the date of this annual information form or has been, within the 10 years before the date of this annual information form, a trustee or executive officer of any trust, that, while that person was acting in that capacity:

(i) subject of a cease trade or similar order or an order that denied the relevant trust access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) subject to an event that resulted, after the trustee or executive officer ceased to be a trustee or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant trust access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this annual information form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

None of the Trustees and officers of the REIT were imposed penalties by a securities regulatory authority, except for Mr. Robert A. Nihon, in respect of whom the Ontario Securities Commission issued a $500 fine for the late filing of an insider report. Mr. Nihon is not responsible for the late filing.

INVESTMENT COMMITTEE

The Contract of Trust provides that the Trustees may, subject to applicable law, from time to time appoint from among their number an Investment Committee consisting of at least three Trustees. At least two-thirds of the members of the Investment Committee must have had at least five years substantial experience in the real estate industry. In addition, a majority of the members of the Investment Committee must be Independent Trustees and one member must be a Trustee appointed by the Nihon/Massicotte Group (for so long as the Nihon/Massicotte Group is entitled to appoint at least one Trustee).

The Trustees have appointed an Investment Committee consisting of three Trustees, being Thomas J. Leathong, Philip M. O'Brien and Robert A. Nihon. The Investment Committee recommends to the Trustees whether to approve or reject proposed transactions, including proposed acquisitions and dispositions of investments and borrowings (including the assumption or granting of any immovable hypothec or mortgage) by the REIT. Subject to the provisions of the Contract of Trust relating to Independent Trustee Matters, the Trustees may delegate to the Investment Committee the power to approve or reject proposed acquisitions, dispositions or borrowings, as the case may be, provided that the Trustees must approve any transaction where the acquisition, disposition or borrowing, as the case may be, would be in or for an amount in excess of ten percent of Adjusted Unitholders' Equity.

Subject to the provisions of the Contract of Trust, the Trustees have delegated to the Investment Committee the approval or rejection of all proposed investments and dispositions in excess of $5 million, all new financing in excess of $5 million, increases in any loan amounts in excess of $5 million and refinancings where the increase of the principal amount is in excess of $5 million. The Trustees, however, must approve any transaction where the acquisition, disposition or borrowing, as the case may be, would be in or for an amount in excess of 10% of Adjusted Unitholders' Equity.

AUDIT COMMITTEE

The Contract of Trust requires the creation, subject to applicable law, of an Audit Committee, consisting of at least three Trustees, to review the REIT's financial reporting and internal controls, in consultation with Management, the REIT's internal accountants and the REIT's external auditors. All of the members of the Audit Committee must be Independent Trustees. The Trustees have appointed an Audit Committee consisting of three Trustees, being Thomas J. Leathong, Gérard A. Limoges and Philip M. O'Brien.

Subject to the provisions of the Contract of Trust, the Audit Committee's mandate includes making recommendations in respect of the appointment of the REIT's auditors, reviewing the REIT's audit plan, reviewing the integrity of the REIT's financial systems and financial statement preparation processes on a regular basis, reviewing and recommending to the board of Trustees for its approval the REIT's quarterly and annual financial statements, reviewing and discussing any major litigation involving the REIT and reviewing any situation where management or the board of Trustees may be or appear to be in a conflict of interest.

HUMAN RESOURCES AND COMPENSATION COMMITTEE

The Contract of Trust requires the creation, subject to applicable law, of a Human Resources and Compensation Committee, consisting of at least three Trustees, to examine and develop general compensation guidelines for the Trustees and senior officers of the REIT, including specifically to review the performance and determine the compensation of the President and Chief Executive Officer, and Executive Vice-President and Chief Operating Officer. The Human Resources and Compensation Committee also makes recommendations to the board of Trustees with regard to the granting of options pursuant to the Unit Option Plan. The majority of the members of the Human Resources and Compensation Committee must be Independent Trustees and one member must be a Trustee appointed by the Nihon/Massicotte Group (for so long as the

Nihon/Massicotte Group is entitled to appoint one Trustee). The Trustees have appointed a Human Resources and Compensation Committee consisting of three Trustees, being Richard Guay, Gérard A. Limoges and Robert A. Nihon.

GOVERNANCE COMMITTEE

The Contract of Trust requires the creation, subject to applicable law, of a Governance Committee, consisting of at least three Trustees, to review the REIT's approach to and policies governing governance issues. The Governance Committee also assumes responsibility for recommending Independent Trustees for election to the board of Trustees, administering the Long Term Incentive Plan and the Unit Option Plan and making recommendations to the Trustees relating to the effectiveness and composition of the board of Trustees and its committees. All of the members of the Governance Committee must be Independent Trustees. The Trustees have appointed a Governance Committee consisting of three Trustees, being Richard Guay, Gérard A. Limoges and Philip M. O'Brien.

HEAD LEASE COMMITTEE

The Trustees have formed a Head Lease Committee consisting of two Independent Trustees, being Thomas J. Leathong and Philip M. O'Brien, to approve or reject subleases presented to the REIT by or on behalf of certain members of the Nihon/Massicotte Group, as provided for in the AN Head Lease.

REMUNERATION OF TRUSTEES AND OFFICERS

A person who is employed by and receives a salary from the REIT or a wholly-owned subsidiary of the REIT will not receive any remuneration from the REIT for serving as a Trustee. Trustees who are not so employed will receive remuneration from the REIT in the amount of $20,000 per year and $1,000 for each meeting of Trustees attended in person and $500 for each meeting of Trustees attended by telephone. In all cases, Trustees will be entitled to reimbursement from the REIT of their out-of-pocket expenses incurred in acting as Trustees. The Chairman of the Board of Trustees and the Chairman of each committee of Trustees of the REIT, other than the Chairman of the Audit Committee, will receive additional remuneration from the REIT in the amount of $2,000 per year. The Chairman of the Audit Committee receives additional remuneration from the REIT in the amount of $5,000 per year. Robert A. Nihon has agreed to waive all remuneration he would otherwise be entitled to for serving as Trustee, Chairman of the Board of Trustees or Chairman of any committee of Trustees of the REIT and will be reimbursed exclusively for out-of-pocket expenses incurred in the exercise of such functions.

INCENTIVE PLANS

Long Term Incentive Plan

The Trustees and senior officers of the REIT, its wholly-owned subsidiaries as well as certain trusts of which the REIT is, directly or indirectly, the beneficiary are eligible to participate in the LTIP established by the REIT. The purpose of the LTIP, coupled with the short-term incentives, is to enhance the REIT's ability to attract, retain and motivate key personnel, and reward senior officers for meeting targeted objectives of the REIT. The REIT, or a trust established for such purpose, purchases Units, if and when required to, in the market and holds such Units until such time as ownership vests with each participant. Participants are entitled to receive monthly cash distributions on the vested units, as well as the vested portion of their awards in Units.

Unit Option Plan

Participation in the Unit Option Plan is restricted to the Trustees, directors, officers and employees of the REIT, its wholly-owned subsidiaries, as well as trustees, officers and employees of certain trusts of which the REIT is, directly or indirectly, the beneficiary, all as resolved by the Committee or the Trustees. Options have a maximum term of ten years and are exercisable at a price not less than the market price of the Units. No such options are outstanding.

Employee Unit Purchase Plan

The REIT has established an Employee Unit Purchase Plan for its permanent full-time or permanent part-time employees and those of its subsidiaries. Under the Employee Unit Purchase Plan, participants will contribute, through payroll deductions, from 2% to 5% of their annual salary towards the purchase of Units. These Units will be purchased on the open market. Provided certain conditions are met, the REIT will contribute an additional amount which may reach, but will not exceed, 50% of the annual contribution made by each participant, paid over a period of five years.

Unit Bonus Plan

The REIT has adopted a Unit Bonus Plan which provides for the grant of Units to key executives and any other employees designated by the Trustees, up to a maximum of 40% of their overall bonus. Annually, the REIT contributes the amount of the bonus to be rendered under the Unit Bonus Plan to the trust administering the Unit Bonus Plan, which in turn purchases Units on the open market. The employees become entitled to the Units and the income from the distribution over a three-year vesting period of continuous employment.

RISK FACTORS

There are certain risks inherent in an investment in the Units and in the activities of the REIT, including the following, which investors should carefully consider before investing in the Units.

MARKET PRICE

A publicly traded real estate investment trust will not necessarily trade at values determined solely by reference to the underlying value of its real estate assets. Accordingly, the Units may trade at a premium or a discount to values implied by the initial appraisal of the value of the Properties or the value of such properties from time to time.

The pricing of the Units has been determined, in part, based on the estimate of Distributable Income of the REIT. Although the REIT intends to make distributions of its available cash to Unitholders, these cash distributions are not assured. The actual amount distributed will depend on numerous factors including, but not limited to, the REIT's financial performance, debt covenants and obligations, working capital requirements and future capital requirements. The market price of the Units may deteriorate if the REIT is unable to meet its cash distribution targets in the future.

The after-tax return from an investment in Units to Unitholders subject to Canadian income tax will depend, in part, on the composition for tax purposes of distributions paid by the REIT (portions of which may be fully or partially taxable or may constitute non-taxable returns of capital). The composition for tax purposes of those distributions may change over time, thus affecting the after-tax return to Unitholders.

One of the factors that may influence the market price of the Units is the annual yield on the Units. Accordingly, an increase in market interest rates may lead purchasers of Units to demand a higher annual yield which could adversely affect the market price of the Units. Unlike fixed-income securities, there is no obligation of the REIT to distribute to Unitholders any fixed amount and reductions in, or suspensions of, distributions may occur that would reduce yield based on the market price of the Units. In addition, the market price for the Units may be affected by changes in general market conditions, fluctuations in the markets for equity securities, changes in the economic environment and numerous other factors beyond the control of the REIT.

OWNERSHIP OF IMMOVABLE PROPERTY

All immovable property investments are subject to elements of risk. Such investments are affected by general economic conditions, local real estate markets, demand for leased premises, competition from other available premises, municipal valuations and assessments and various other factors. In the case of the REIT, such risk is heightened by the concentration of properties in one geographical area.

The value of immovable property and any improvements thereto may also depend on the credit and financial stability of the tenants and the economic environment in which they operate. The REIT's income and Distributable Income would be adversely affected if one or more major tenants or a significant number of tenants were to become unable to meet their obligations under their leases or if a significant amount of available space in the Properties is not able to be leased on economically favourable lease terms. In the event of default by a tenant, delays or limitations in enforcing rights as a lessor may be experienced and substantial costs in protecting the REIT's investment may be incurred. The ability to rent unleased space in the Properties will be affected by many factors, including but not limited to the level of economic activity generally and the competition for tenants by other properties. Costs may be incurred in making improvements or repairs to property

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required by a new tenant. The failure to rent unleased space on a timely basis or at all would likely have an adverse effect on the REIT's financial condition.

Certain significant expenditures, including property taxes, maintenance costs, hypothecary payments, insurance costs and related charges must be made throughout the period of ownership of immovable property regardless of whether the property is producing any income. If the REIT is unable to meet hypothecary payments on any property, loss could be sustained as a result of the hypothecary creditor's exercise of its hypothecary recourses.

Immovable property investments tend to be relatively illiquid, with the degree of liquidity generally fluctuating in relationship with demand for and the perceived desirability of such investments. Such illiquidity may tend to limit the REIT's ability to vary its portfolio promptly in response to changing economic or investment conditions. If the REIT were to be required to liquidate its immovable property investments, the proceeds to the REIT might be significantly less than the aggregate carrying value of its Properties.

The Properties are comprised of office, retail and industrial properties, including a multi-family residential property. Although the average lease term of the Properties is approximately 4.64 years from December 31, 2005, the REIT may, in the future, be exposed to a general decline of demand by tenants for space in properties of such nature.

The REIT is subject to the risks associated with debt financing, including the risk that existing hypothecary indebtedness secured by the Properties will not be able to be refinanced or that the terms of such refinancing will not be as favourable as the terms of existing indebtedness. In order to minimize this risk, the REIT will attempt to appropriately structure the timing of the renewal of significant tenant leases on its respective Properties in relation to the time at which hypothecary indebtedness on such Properties becomes due for re-financing.

Certain of the leases of the Properties have early termination provisions which, if exercised, would reduce the average lease term. However, such termination rights are generally exercisable only at a cost to the tenant and the amount of space in the REIT's portfolio which could be affected and operating revenues derived therefrom are not significant.

ACQUISITIONS AND OTHER PROJECTS

The REIT has entered and may, from time to time, enter into a number of agreements in respect of acquisitions of properties and has undertaken certain redevelopment projects. There can be no assurance that these acquisitions or projects will be completed or completed in accordance with anticipated timetables or budgets. If such acquisitions or projects are not completed or are not completed in accordance with anticipated timetables or budgets, there could be a material adverse effect on the operations or the financial position of the REIT.

AVAILABILITY OF CASH FLOW

Distributable Income may exceed actual cash available to the REIT from time to time because of items such as principal repayments, tenant allowances, leasing commissions and capital expenditures. The REIT may be required to use part of its debt capacity or to reduce distributions in order to accommodate such items.

The REIT may need to refinance its debt obligations from time to time, including upon expiration of its debt. There could be a negative impact on Distributable Income if debt obligations of the REIT are replaced with debt that has less favourable terms or if the REIT is unable to refinance its debt. In addition, loan and credit agreements with respect to debt obligations of the REIT, include, and may include in the future, certain covenants with respect to the operations and financial condition of the REIT and Distributable Income may be restricted if the REIT is unable to maintain any such covenants.

SHORT-TERM DEBT

In the next five fiscal years of the REIT, approximately $236 million of the REIT's $368 million indebtedness will become payable. Therefore, the REIT may need to refinance or reimburse amounts outstanding under its existing short-term indebtedness. The ability of the REIT to meet its debt service requirements will depend on its ability to generate cash in the future, which depends on many factors, including the financial performance of the REIT, debt service obligations, working capital and future capital expenditure requirements. In addition, the ability of the REIT to borrow funds in the future to make payments on outstanding debt will depend on the satisfaction of covenants in existing credit agreements and other agreements. These covenants place significant restrictions on, among other things, the ability of the REIT to create liens or other encumbrances, to make certain payments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. A failure to comply with any covenants or obligations under the REIT's indebtedness could result in a default, which, if not cured or waived, could result in the termination of distributions by the REIT and permit acceleration of the relevant indebtedness. If such indebtedness were to be accelerated, there could be no assurance that the assets of the REIT would be sufficient to repay such indebtedness in full. There can be no assurance that the REIT will generate sufficient cash flow in amounts sufficient to pay outstanding indebtedness or to fund any other liquidity needs. There can be no assurance that any indebtedness of the REIT could be refinanced or that additional financing on commercially reasonable terms could be obtained, if at all. In the event that such indebtedness cannot be refinanced, or if it can only be refinanced on terms that are less favourable than the current terms, cash distributions by the REIT may be adversely affected. For a description of the principal terms and features of the REIT's short term debt, see notes 10, 11 and 13 of the audited consolidated balance sheets of the REIT as at December 31, 2005 and 2004 and the consolidated statements of income, Unitholders' equity and cash flows for the year ended December 31, 2005 and 2004, together with the notes thereto and the auditors' report thereon and "Debt Financing and Contractual Obligations" in the management's discussion and analysis of financial condition and results of operation of the REIT for the year ended December 31, 2005.

UNITHOLDER LIABILITY

The Contract of Trust provides that no Unitholder or annuitant under a plan of which a Unitholder acts as trustee or carrier (an "Annuitant") will be held to have any personal liability as such, and that no resort shall be had to the private property of any Unitholder or Annuitant for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of the REIT or of the Trustees. Only assets of the REIT are intended to be liable and subject to levy or execution.

The Contract of Trust further provides that certain written instruments signed by the REIT (including all immovable hypothecs and mortgages and, to the extent the Trustees determine to be practicable and consistent with their obligation as Trustees to act in the best interests of the Unitholders, other written instruments creating a material obligation of the REIT) shall contain a provision or be subject to an acknowledgment to the effect that such obligation will not be binding upon Unitholders personally or upon any Annuitant. Except in case of bad faith or gross negligence on their part, no personal liability will attach under the laws of the Province of Québec to Unitholders or annuitants for contract claims under any written instrument disclaiming personal liability as aforesaid.

In addition, in conducting its affairs, the REIT will be acquiring immovable property investments, subject to existing contractual obligations, including obligations under hypothecs or mortgages and leases. The Trustees will use all reasonable efforts to have any such obligations, other than leases, modified so as not to have such obligations binding upon any of the Unitholders or Annuitants personally. However, the REIT may not be able to obtain such modification in all cases. To the extent that claims are not satisfied by the REIT, there is a risk that a Unitholder or Annuitant will be held personally liable for obligations of the REIT where the liability is not disavowed as described above. The possibility of any personal liability attaching to Unitholders or Annuitants under the laws of the Province of Québec for contract claims where the liability is not so disavowed is remote.

The REIT will use all reasonable efforts to obtain acknowledgments from the hypothecary creditors under assumed hypothecs that assumed hypothec obligations will not be binding personally upon the Trustees, the Unitholders or any Annuitant.

Claims against the REIT may arise other than under contracts, including claims in delict, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of Unitholders for such claims is considered remote under the laws of Québec and, as well, the nature of the REIT's activities will be such that most of its obligations will arise by contract, with non-contractual risks being largely insurable. In the event that payment of a REIT obligation were to be made by a Unitholder, such Unitholder would be entitled to reimbursement from the available assets of the REIT.

Article 1322 of the *Civil Code of Québec* effectively states that the beneficiary of a trust is liable towards third persons for the damage caused by the fault of the trustees of such trust in carrying out their duties only up to the amount of the benefit such beneficiary has derived from the act of such trustees and that such obligations are to be satisfied from the trust patrimony. Accordingly, although this provision remains to be interpreted by the courts, it should provide additional protection to Unitholders with respect to such obligations.

The Trustees will cause the activities of the REIT to be conducted, with the advice of counsel, in such a way and in such jurisdictions as to avoid, to the extent they determine to be practicable and consistent with their duty to act in the best interests of the Unitholders, any material risk of liability on the Unitholders for claims against the REIT. The Trustees will, to the extent available on terms which they determine to be practicable, cause the insurance carried by the REIT, to the extent applicable, to cover the Unitholders and Annuitants as additional insureds.

COMPETITION

The REIT competes for suitable immovable property investments with individuals, corporations and institutions (both Canadian and foreign) which are presently seeking or which may seek in the future immovable property investments similar to those desired by the REIT. Many of those investors will have greater financial resources than those of the REIT, or operate without the investment or operating restrictions of the REIT or according to more flexible conditions. An increase in the availability of investment funds and an increase in interest in immovable property investments may tend to increase competition for immovable property investments, thereby increasing purchase prices and reducing the yield on them.

In addition, numerous other developers, managers and owners of properties compete with the REIT in seeking tenants. The existence of competing developers, managers and owners and competition for the REIT's tenants could have an adverse effect on the REIT's ability to lease space in its Properties and on the rents charged, and could adversely affect the REIT's revenues and, consequently, its ability to meet its debt obligations.

DEPENDENCE ON KEY PERSONNEL

The management of the REIT depends on the services of certain key personnel, including Messrs. Paul J. Massicotte, Guy Charron, René Fortin and David De Santis. The loss of the services of any key personnel could have a material adverse effect on the REIT.

POTENTIAL CONFLICTS OF INTEREST

As of the date hereof, the Nihon/Massicotte Group holds 7,753,247 Units, representing approximately 30.1% of the Units issued and outstanding. In addition, the REIT may be subject to various conflicts of interest because of the fact that members of the Nihon/Massicotte Group and its respective directors, officers and associates, as well as the Trustees, are engaged in a wide range of real estate and other business activities. The REIT may become involved in transactions which conflict with the interests of the foregoing.

The Trustees may from time to time deal with persons, firms, institutions or corporations with which the REIT may be dealing, or which may be seeking investments similar to those desired by the REIT. The interests of these persons could conflict with those of the REIT. In addition, from time to time, these persons may be competing with the REIT for available investment opportunities.

Any decisions regarding the enforcement by the REIT of the terms of any agreement entered into by the REIT with a Trustee who is not an Independent Trustee, with a member of the Nihon/Massicotte Group or an affiliate or associate thereof, or with an associate of a non-Independent Trustee may be made only by a majority of the Independent Trustees.

In addition, the Contract of Trust contains "conflicts of interest" provisions requiring Trustees to disclose material interests in material contracts and transactions and refrain from voting thereon. See "Management of the REIT – Conflict of Interest Restrictions and Provisions". The REIT has entered into the Non-Competition Agreement with certain members of the Nihon/Massicotte Group, Robert A. Nihon and Paul J. Massicotte, which will address certain, but not all, potential conflicts of interest. See "Non-Competition Agreement".

GENERAL UNINSURED LOSSES

The REIT subscribed a blanket comprehensive general liability including insurance against fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties. There are, however, certain types of risks (generally of a catastrophic nature such as from wars or environmental contamination) which are either uninsurable or not insurable on an economically viable basis. The REIT will also carry insurance for earthquake risks, subject to certain policy limits, deductibles and self-insurance arrangements, and will continue to carry such insurance if it is economical to do so. Should an uninsured or underinsured loss occur, the REIT could lose its investment in, and anticipated profits and cash flows from, one or more of its Properties, but the REIT would continue to be obligated to repay any hypothecary recourse or mortgage indebtedness on such Properties.

STATUS FOR TAX PURPOSES AND INVESTMENT ELIGIBILITY

There can be no assurance that the Tax Act or the judicial interpretation thereof or the administrative and/or assessing practices of the CRA respecting the conditions to qualify as a mutual fund trust, the treatment of mutual fund trusts or the deductibility of interest will not be changed in a manner which adversely affects Unitholders. Although the REIT currently qualifies as a "mutual fund trust" and as a registered investment based on information provided by the REIT under the Tax Act, if the REIT ceases to so qualify, the Units will cease to be qualified investments for Deferred Income Plans and RESPs. In addition, if the REIT ceases to qualify as a mutual fund trust it will be required to pay a tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the REIT may have adverse income tax consequences for certain Unitholders. The REIT will endeavour to ensure that the Units constitute and continue to be qualified investments for Deferred Income Plans and RESPs. The Tax Act imposes penalties on Deferred Income Plans and RESPs for the acquisition or holding of non-qualified or ineligible investments and there is no assurance that the conditions prescribed for such qualified or eligible investments will be adhered to at any particular time.

The extent to which distributions will be tax-deferred in the future will depend on the extent that the REIT can shelter its taxable income by claiming capital cost allowances and other available deductions. While management estimates that 76% of distributions to be made by the REIT to Unitholders in 2005 will be income tax deferred by reason of the REIT's ability to claim capital cost allowance and certain other deductions, this figure may change. Although the REIT is of the view that all expenses claimed by it in the determination of its income under the Tax Act will be reasonable and deductible in accordance with the applicable provisions of the Tax Act and that the REIT's "undepreciated capital cost" has been determined in accordance with the applicable provisions of the Tax Act, there can be no assurance that the Tax Act or the interpretation of the Tax Act will not change, or that CRA will agree with the expenses claimed or the determination and computation of the REIT's "undepreciated capital costs" or the claims made by the REIT in respect thereof. If CRA successfully challenges the deductibility of such expenses or the correctness of such amounts or claims, the extent to which distributions by the REIT will be income tax deferred would be materially adversely affected. On October 31, 2003, the Department of Finance released, for public comment, proposed amendments to the Tax Act that relate to the deductibility of interest and other expenses for income tax purposes for taxation years commencing after 2004. In general, the proposed amendments may deny the realization of losses in respect of a business or property in a year if, in that year, it is not reasonable to expect that the taxpayer will realize a cumulative profit from that business or property for the period in which the taxpayer has carried on, and can reasonably be expected to carry on, that business, or has held, and can reasonably be expected to hold, that property. On February 23, 2005, the Minister of Finance (Canada) announced that an alternative proposal will be released for comment at an early opportunity which will address concerns that had been expressed during the consultation process on the ''reasonable expectation of profit'' test and the potential limitation on deductibility of ordinary commercial expenses. No such legislative proposal has been released to date. Notwithstanding that the consultation process ended without the introduction of any taxation initiatives that would impose taxes on flow-through entities such as the REIT or direct or indirect investors in flow-through entities, or that would otherwise restrict investments in such entities, there can be no assurance that the Department of Finance or other governmental authority will not undertake any such initiatives at any future date. The REIT is of the view that it is reasonable to expect that the REIT will realize a cumulative profit from its properties.

On September 8, 2005, the Department of Finance released a consultation paper on tax and other issues related to publicly listed flow-through entities such as income trusts and limited partnerships and invited interested parties to make submissions prior to December 31, 2005. In addition, on September 19, 2005, the Minister of Finance (Canada) announced that the CRA would postpone providing advance tax rulings respecting flow-through entity structures pending these consultations. On November 23, 2005, the Minister of Finance announced the end of this consultation process and no legislative amendments were proposed to change the taxation of income trusts. Instead, the Minister of Finance has tabled a Notice of Ways and Means Motion that will enhance the dividend gross-up and tax credit mechanism applicable to dividends paid after 2005. In addition, the CRA will resume providing advance tax rulings in respect of flow-through entity structures.

Currently, a trust will not be considered to be a mutual fund trust if it is established or maintained primarily for the benefit of non-residents unless all or substantially all of its property is property other than taxable Canadian property as defined in the Tax Act. On September 16, 2004, the Minister of Finance (Canada) released draft amendments to the Tax Act. Under the draft amendments, a trust would lose its status as a mutual fund trust if the aggregate fair market value of all units issued by the trust held by one or more non-resident persons or partnerships that are not Canadian partnerships is more than

50% of the aggregate fair market value of all the units issued by the trust where more than 10% (based on fair market value) of the trust's property is taxable Canadian property or certain other types of property. If the draft amendments are enacted as proposed, and if, at any time, more than 50% of the aggregate fair market value of units of the REIT were held by non-residents and partnerships other than Canadian partnerships, the REIT would thereafter cease to be a mutual fund trust. The draft amendments do not currently provide any means of rectifying a loss of mutual fund trust status. On December 6, 2004, the Department of Finance tabled a Notice of Ways and Means Motion, which did not include these proposed changes. The news release that accompanied this Notice of Ways and Means Motion indicated that the implementation of the proposed changes would be suspended pending further consultation with interested parties.

TAX DEFERRED DISTRIBUTIONS

In circumstances where a taxpayer acquires depreciable property from a non arm's length party, the Tax Act contains rules to limit the capital cost upon which the taxpayer can claim capital cost allowance to an amount equal to the capital cost of the depreciable property disposed of by the non arm's length party and one-half of the difference between the proceeds of disposition realized by such party and the capital cost of the said depreciable property to the said non arm's length party. Factual considerations are extremely important in determining whether or not a trust and a third party deal with one another at arm's length and, unless the facts indicate otherwise, CRA will consider a trust and a beneficiary not to be dealing with one another at arm's length. Although the REIT considers there is reasonable basis to regard it as having dealt at arm's length with the Nihon/Massicotte Group with respect to the acquisition by the REIT of various properties and related assets it has acquired from the Nihon/Massicotte Group, there can be no assurance that the rules in the Tax Act as described above (which would otherwise limit capital cost allowance), will not apply with respect to the acquisition of such properties and related assets by the REIT. If CRA successfully challenges the arm's length status of the REIT and certain members of the Nihon/Massicotte Group, the extent to which distributions by the REIT will be income tax deferred would be materially adversely affected.

GOVERNMENT REGULATION

The REIT and its Properties are subject to various governmental legislation and regulation. Any change in such legislation or regulation adverse to the REIT and its Properties could affect the operating and financial performance of the REIT.

In addition, environmental and ecological legislation and policies have become increasingly important in recent years. Under various laws, the REIT could become liable for the costs of removal or remediation of certain hazardous or toxic substances released on or in its Properties or disposed of at other locations or for the costs of other remedial or preventive work. The failure to remove or remediate such substances, or to effect such remedial or preventive work if any, may adversely affect an owner's ability to sell such real estate or to borrow using such real estate as collateral, and could potentially also result in claims against the owner by private plaintiffs or governmental agencies. Notwithstanding the above, the REIT is not aware of any material non-compliance, liability or other claim in connection with any of its Properties, nor is the REIT aware of any environmental condition with respect to any of its Properties that it believes would involve material expenditure by the REIT.

DILUTION

The number of Units the REIT is authorized to issue is unlimited. The Trustees have the discretion to issue additional Units in other circumstances. Additional Units may also be issued pursuant to the REIT's Distribution Reinvestment Plan. Any issuance of Units may have a dilutive effect on Unitholders.

AUDIT COMMITTEE AND PRINCIPAL ACCOUNTANTS FEES AND SERVICES

CHARTER OF THE AUDIT COMMITTEE

The Charter of the Audit Committee is attached hereto as Schedule A.

COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee is composed of Messrs. Gérard A. Limoges (Chair), Philip M. O'Brien and Thomas J. Leathong. Each of the members of the Audit Committee is (i) independent and (ii) financially literate.

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RELEVANT EDUCATION AND EXPERIENCE

Gérard A. Limoges is a Chartered Accountant (1967) by profession and obtained the title of Fellow in 1984.

Philip M. O'Brien is the founder and, until his partial retirement in November 2003, was co-owner and Chairman of Devencore Ltd., a real estate company based in Montreal that provides strategic counsel to businesses and governments with respect to activities in the commercial, institutional, and industrial sectors.

In 2002, Thomas J. Leathong retired from the position of Director, Commercial Mortgages, Underwriting / Asset Management with Clarica Life Insurance Company which he had held since 1992. He was responsible for all commercial mortgage asset management for a $4.5 billion portfolio across Canada. From 1992 to 2002, Mr. Leathong was also responsible for the internal valuation of mortgage assets to ensure compliance with the federal Office of the Superintendent of Financial Institutions, Canada, as well as internal and external audit requirements.

Accordingly, each of the members of the Audit Committee has :

(a) an understanding of the accounting principles used by the REIT to prepare its financial statements;

(b) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

(c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the REIT's financial statements, or experience actively supervising one or more persons engaged in such activities; and

(d) an understanding of internal controls and procedures for financial reporting.

EXTERNAL AUDITOR SERVICES FEES

The REIT has paid RSM Richter LLP, the REIT's external auditor, the following fees in each of the last two fiscal periods:

Audit Fees

The aggregate fees billed by the REIT's external auditor for audit services performed in connection with the annual audit and quarterly reviews of the REIT's financials statements was $228,000 for fiscal 2005 and $217,973 for fiscal 2004.

Audit-Related Fees

The aggregate fees billed by the REIT's external auditor for assurance and related services that are reasonably related to the performance of the annual audit and quarterly reviews of the REIT's financial statements (and not included in the audit fees above) were as follows:

Description of Service	Fiscal 2005	Fiscal 2004
Property Operating Cost Statements	$150,000	$135,000
Translation Services	$12,000	$11,675
Accounting Advisory Services	$17,500	$36,747
Total Audit-Related Fees:	$179,500	$183,422

Non-Audit Services

The aggregate fees billed by the REIT's external auditor for services performed and not otherwise included in the audit fees and audit-related fees above, were as follows:

Description of Service	Fiscal 2005	Fiscal 2004
Tax Compliance Services	$7,000	$5,352
Subsidiaries	$18,000	$18,000
Prospectus and Private Placement Services	-	$65,000
CEO and CFO Certification	$108,875	-
Total Fees:	$133,875	$88,352

LEGAL PROCEEDINGS

The REIT has no knowledge of any legal material proceedings to which it is a party or which affects the Properties.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Apart from the information provided in this annual information form, the management proxy circular of the REIT dated March 2, 2006 or in the consolidated financial statements of the REIT for the financial year ended December 31, 2005, the REIT has no knowledge of any material interest of an informed person, a Trustee or of a member of management, current or proposed, in any transaction, or in a proposed transaction, that could or would materially affect the REIT.

On March 31, 2005, one of the REIT's wholly-owned subsidiaries completed the acquisition of A.N.C. Construction Inc.'s construction management business for renovations and leasehold improvements, principally in respect of buildings owned by the REIT. A.N.C. Construction Inc. is a company indirectly controlled by the Nihon/Massicotte Group. The purchase price of approximately $1,638,049 was paid by the delivery of 132,743 Units to A.N.C. Construction Inc. The transaction and purchase price were approved by a special committee of Independent Trustees. The value of the business was determined using an appraisal conducted by independent qualified third-party professionals.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Units is National Bank Trust Inc. at its principal offices in Montreal and Toronto.

The Debenture Trustee is Natcan Trust Company, at its principal offices in Montreal and Toronto.

INTEREST OF EXPERTS

RSM Richter LLP has audited the consolidated financial statements of the REIT for the year ended December 31, 2005, 2004, 2003 and 2002. As of the date of this Annual Information Form, partners and associates of RSM Richter LLP, as a group did not own, beneficially or of record, any of the outstanding Units or Debentures.

Richter Management Limited, a corporation owned by the partners or parties related to the partners of RSM Richter LLP, is a significant tenant in Place Alexis Nihon and a significant portion of the space leased by such corporation is occupied by the auditors of the REIT.

ADDITIONAL INFORMATION

Additional information regarding the REIT may be found on SEDAR at www.sedar.com.

Additional information, including Trustees' and officers' remuneration and indebtedness, principal holders of the REIT's securities, options to purchase securities and interests of informed persons in material transactions, if applicable, is contained in the REIT's information circular for the most recent meeting of Unitholders that involved the election of Independent Trustees. Additional financial information is provided in our financial statements for the most recently completed financial year.

When the securities of the REIT are in the course of a distribution pursuant to a short form prospectus or when a preliminary short form prospectus has been filed in respect of a distribution of its securities, the REIT will provide to any person, upon request to the Secretary of the REIT, the following;

i) one copy of the Annual Information Form, together with one copy of any document, or the permanent pages of any document incorporated by reference in the Annual Information Form;

ii) one copy of the comparative financial statements for the most recently completed financial year, together with the accompanying report of the auditor, and one copy of any interim financial statements subsequent to the financial statements for its most recently completed financial year;

iii) one copy of the information circular in respect of the most recent annual meeting of securityholders that involved the election of Independent Trustees; and

iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above.

The REIT may ask for reasonable fees if the request is made at any other time by a person or company which is not a holder of REIT securities.

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SCHEDULE A

AUDIT COMMITTEE CHARTER

1. THE COMMITTEE

1.1 Audit Committee of the REIT – The audit committee of the REIT shall have the purpose, constitution and responsibilities set forth herein.

1.2 Certain Definitions – In this Charter:

(a) "**Chair**" means the chairperson of the Committee;

(b) "**Charter**" means this written charter of the Committee;

(c) "**Committee**" means the audit committee of the REIT;

(d) "**Contract of Trust**" means the contract of trust made as of October 18, 2002, as amended and restated as of December 13, 2002, governed by the laws of the Province of Québec, pursuant to which the REIT was established, as amended, supplemented and/or restated from time to time;

(e) "**External Auditor**" means the REIT's independent auditor;

(f) "**Independent Trustee**" has the meaning ascribed thereto in the Contract of Trust;

(g) "**MD&A**" means Management's Discussion & Analysis as contemplated in National Instrument 51-102 Continuous Disclosure Obligations as same may be amended, supplemented or replaced from time to time;

(h) "**REIT**" means Alexis Nihon Real Estate Investment Trust Inc.; and

(i) "**Trustee**" has the meaning ascribed thereto in the Contract of Trust.

1.3 Interpretation – The provisions of this Charter are subject to the provisions of the Contract of Trust of the REIT and to the applicable provisions of applicable legislation and regulation.

2. PURPOSE

2.1 Purpose – The primary purpose of the Committee is to assist the Trustees oversight of:

(a) the integrity of the REIT's financial statements;

(b) the REIT's compliance with legal and regulatory requirements;

(c) the External Auditor's qualifications and independence; and

(d) the performance of the External Auditor.

3. CONSTITUTION AND FUNCTIONING OF THE COMMITTEE

3.1 Number of Members – The Committee shall consist of not fewer than three members, each of whom shall be an Independent Trustee.

3.2 Appointment and Removal of Members of the Committee –

(a) *Trustees Appoint Members.* The members of the Committee shall be appointed by the Trustees, having considered the recommendation of the Governance Committee of the REIT.

(b) *Annual Appointments.* The appointment of members of the Committee shall take place annually at the first meeting of the Trustees after the annual meeting of the unitholders at which Trustees are elected, provided that if the appointment of members of the Committee is not so made, the Trustees who are then serving as members of the Committee shall continue as members of the Committee until their successors are appointed.

(c) *Vacancies.* The Trustees may appoint a member to fill a vacancy which occurs in the Committee between annual elections of Trustees.

(d) *Removal of Member.* Any member of the Committee may be removed from the Committee by a resolution of the Trustees.

3.3 Independence of Members – Each member of the Committee shall be independent or unrelated, as the case may be, for the purposes of all applicable regulatory and stock exchange requirements.

3.4 Financial Literacy –

(a) *Financial Literacy Requirement.* Each member of the Committee shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee.

(b) *Definition of Financial Literacy.* "Financially literate" means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the REIT's financial statements.

4. COMMITTEE CHAIR

4.1 Trustees to Appoint Chair – The Trustees shall appoint the Chair from the members of the Committee (or, if it fails to do so, the members of the Committee shall appoint the Chair of the Committee from among its members).

4.2 Chair to be Appointed Annually – The designation of the Committee's Chair shall take place annually at the first meeting of the Trustees after the annual meeting of the unitholders of the REIT at which Trustees are elected, provided that if the designation of Chair is not so made, the Trustee who is then serving as Chair shall continue as Chair until his or her successor is appointed.

5. COMMITTEE MEETINGS

5.1 Quorum – A quorum of the Committee shall be a majority of its members.

5.2 Secretary – Subject to the Contract of Trust, the Chair shall designate from time to time a person who may, but need not, be a member of the Committee, to be Secretary of the Committee.

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5.3 Time and Place of Meetings – The time and place of the meetings of the Committee and the calling of meetings and the procedure in all things at such meetings shall be determined by the Committee; provided, however, the Committee shall meet at least quarterly.

5.4 In Camera Meetings – As part of each meeting of the Committee at which the Committee recommends that the Trustees approve the annual audited financial statements or at which the Committee approves the quarterly financial statements, the Committee shall meet separately with each of:

(a) management; and

(b) the External Auditor.

5.5 Right to Vote – Each member of the Committee shall have the right to vote on matters that come before the Committee.

5.6 Invitees – The Committee may invite Trustees, officers and employees of the REIT or any other person to attend meetings of the Committee to assist in the discussion and examination of the matters under consideration by the Committee.

6. AUTHORITY OF COMMITTEE

6.1 Retaining and Compensating Advisors – The Committee shall have the authority to engage independent counsel and other advisors as the Committee may deem appropriate in its sole discretion and to set and pay the compensation for any such advisors. The Committee shall not be required to obtain the approval of the Trustees in order to retain or compensate such counsel or advisors.

6.2 Recommendations to the Trustees – The Committee shall have the authority to make recommendations to the Trustees, but shall have no decision-making authority other than as specifically contemplated in this Charter.

7. REMUNERATION OF COMMITTEE MEMBERS

7.1 Remuneration of Committee Members – Members of the Committee and the Chair shall receive such remuneration for their service on the Committee as the Trustees may determine from time to time.

7.2 Trustees' Fees – No member of the Committee may earn fees from the REIT or any of its subsidiaries other than directors' fees (which fees may include cash and/or shares or options or other in-kind consideration ordinarily available to directors, as well as all of the regular benefits that other directors receive).

8. DUTIES AND RESPONSIBILITIES OF THE COMMITTEE

8.1 Review and Approval of Financial Information –

(a) *Annual Financial Statements*. The Committee shall review and discuss with management and the External Auditor, the REIT's audited annual financial statements, related footnotes and MD&A together with the report of the External Auditor thereon and, if appropriate, recommend to the Trustees that it approve the audited annual financial statements and related footnotes.

(b) *Interim Financial Statements*. The Committee shall review and discuss with management and the External Auditor and, if appropriate, approve, the REIT's interim unaudited financial statements, related footnotes and MD&A.

(c) *Material Public Financial Disclosure*. The Committee shall, to the extent practicable, discuss with management and the External Auditor:

(i) the types of information to be disclosed and the type of presentation to be made in connection with earnings press releases;

(ii) financial information and earnings guidance (if any) provided to analysts and rating agencies; and

(iii) press releases containing financial information.

(d) *Procedures for Review*. The Committee shall satisfy itself that adequate procedures are in place for the review of the REIT's disclosure of financial information extracted or derived from the REIT's financial statements (other than financial statements, MD&A and earnings press releases, which are dealt with elsewhere in this Charter) and shall periodically assess the adequacy of those procedures.

(e) *Accounting Treatment*. The Committee shall review and discuss with management and the External Auditor:

(i) major issues regarding accounting principles and financial statement presentations, including any significant changes in the REIT's selection or application of accounting principles and major issues as to the adequacy of the REIT's internal controls and any special audit steps adopted in light of material control deficiencies;

(ii) analyses prepared by management and/or the External Auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements;

(iii) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures on the REIT's financial statements;

(iv) the management certifications of the financial statements as required under applicable securities laws in Canada or otherwise; and

(v) pension plan financial statements, if any.

8.2 External Auditor –

(a) *Authority with Respect to External Auditor*. The Committee shall be directly responsible for the oversight of the work of the External Auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the REIT. In the discharge of this responsibility, the Committee shall:

(i) have responsibility for recommending to the Trustees the person or firm to be proposed to the REIT's unitholders for appointment as External Auditor for the above-described purposes as well as the responsibility for recommending such External Auditor's compensation and determining at any time whether the Trustees should recommend to the REIT's unitholders whether the incumbent External Auditor should be removed from office;

(ii) review the terms of the External Auditor's engagement, discuss the audit fees with the External Auditor and be responsible for approving such audit fees; and

(iii) require the External Auditor to confirm in its engagement letter each year that the External Auditor is accountable to the Trustees and the Committee as representatives of unitholders.

(b) *Independence*. The Committee shall satisfy itself as to the independence of the External Auditor. As part of this process the Committee shall:

(i) unless and until the Committee adopts pre-approval policies and procedures and subject to subsection 8.2(d)(iii), approve any non-audit services to be provided by the External Auditor and

(ii) review and approve the policy setting out the restrictions on the REIT hiring partners, employees and former partners and employees of the REIT's current or former External Auditor.

(c) Issues Between External Auditor and Management. The Committee shall:

(i) review any problems or concerns experienced by the External Auditor in conducting the audit, including any restrictions on the scope of the External Auditor's activities or an access to requested information;

(ii) review any significant disagreements with management and, to the extent possible, resolve any disagreements between management and the External Auditor; and

(iii) review with the External Auditor:

A- any accounting adjustments that were proposed by the External Auditor, but were not made by management;

B- any communications between the audit team and audit firm's national office respecting auditing or accounting issues presented by the engagement; and

C- any management or internal control letter issued, or proposed to be issued by the External Auditor to the REIT.

(d) Non-Audit Services.

(i) The Committee shall either:

A- approve any non-audit services provided by the External Auditor or the external auditor of any subsidiary of the REIT to the REIT (including its subsidiaries); or

B- adopt specific policies and procedures for the engagement of non-audit services, provided that such pre-approval policies and procedures are detailed as to the particular service, the audit committee is informed of each non-audit service and the procedures do not include delegation of the audit committee's responsibilities to management.

(ii) The Committee may delegate to one or more members of the Committee the authority to pre-approve non-audit services in satisfaction of the requirement in the previous section, provided that such member or members must present any non-audit services so approved to the full Committee at its first scheduled meeting following such pre-approval.

(iii) The Committee shall instruct management to promptly bring to its attention any services performed by the External Auditor which were not recognized by the REIT at the time of the engagement as being non-audit services.

(e) *Evaluation of External Auditor*. The Committee shall evaluate the External Auditor each year, and present its conclusions to the Trustees. In connection with this evaluation, the Committee shall:

(i) review and evaluate the performance of the lead partner of the External Auditor;

(ii) obtain the opinions of management with respect to the performance of the External Auditor; and

(iii) review with the Trustees any proposed discharge of the External Auditor.

(f) Review of Management's Evaluation and Response. The Committee shall:

(i) review management's evaluation of the External Auditor's audit performance;

(ii) review the External Auditor's recommendations, and review management's response to and subsequent follow-up on any identified weaknesses; and

(iii) review management's response to significant internal control recommendations of the External Auditor.

8.3 Whistle Blowing – The Committee shall put in place procedures for:

(a) the receipt, retention and treatment of complaints received by the REIT regarding accounting, internal accounting controls or auditing matters; and

(b) the confidential, anonymous submission by employees of the REIT of concerns regarding questionable accounting or auditing matters.

8.4 Special Outside Advisors – The Committee shall consider and, if determined to be appropriate, approve requests from Trustees or committees of the Trustees for the engagement of special outside advisors from time to time (in addition to any right that a Director or committee of the Trustees may have to engage outside advisors under general corporate law).

9. SUBCOMMITTEES

9.1 Delegation to Subcommittees – The Committee may form and delegate authority to subcommittees if deemed appropriate by the Committee.

10. REPORTING TO THE TRUSTEES

10.1 Regular Reporting – The Committee shall report to the Trustees following each meeting of the Committee and at such other times as the Chair may determine to be appropriate.

11. PERFORMANCE EVALUATION

11.1 Performance Evaluation – The Committee shall follow the process established by the Governance Committee for all committees of the Trustees for assessing the performance and effectiveness of the Committee.

479

12. CHARTER REVIEW

12.1 Charter Review – The Committee shall review and assess the adequacy of this Charter on an annual basis and recommend to the Trustees any changes it deems appropriate. The Committee shall also consider changes to this Charter that are necessary as a result of changes to legal and regulatory requirements.

Alexis Nihon Real Estate Investment Trust

Consolidated Financial Statements
December 31, 2005 and 2004

481

Alexis Nihon Real Estate Investment Trust

Consolidated Financial Statements
December 31, 2005 and 2004

Contents

482

Management's Responsibility for Financial Statements

The management of the Alexis Nihon REIT is responsible for the preparation and integrity of the financial statements contained in the annual report. These statements have been prepared in accordance with accounting principles generally accepted in Canada and necessarily include some amounts that are based on management's best estimates and judgment. Management has determined such amounts on a reasonable basis and considers that the statements present fairly the financial position of the company, the results of its operations and its cash flows. Management has also prepared financial information presented elsewhere in this report and has ensured that it is consistent with that in the financial statements.

To fulfill its responsibility, management maintains internal accounting controls and systems of high quality and establishes policies and procedures to ensure the reliability of financial information and to safeguard assets. The internal control systems and financial records are subject to reviews by external auditors during the examination of the financial statements.

The Audit Committee of the Board of Trustees meets regularly with the external auditors, RSM Richter LLP and with management to approve the scope of audit work and assess reports on audit work performed. The financial statements have been reviewed and approved by the Board of Trustees on the recommendation of the Audit Committee.

Paul J. Massicotte, FCA
President and Chief Executive Officer
March 3, 2006

René Fortin, CGA
Senior Vice President and Chief Financial Officer
March 3, 2006

RSM Richter S.E.N.C.R.L.
Comptables agréés
Chartered Accountants
2, Place Alexis Nihon
Montréal (Québec) H3Z 3C2
Téléphone / Telephone : (514) 934-3400
Télécopieur / Facsimile : (514) 934-3408
www.rsmrichter.com

Auditors' Report

To the Unitholders of
Alexis Nihon Real Estate Investment Trust (the "REIT")

We have audited the consolidated balance sheet of Alexis Nihon Real Estate Investment Trust as at December 31, 2005 and 2004, and the consolidated statements of income, unitholders' equity and cash flows for the year then ended. These financial statements are the responsibility of REIT's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the REIT as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Montreal, Quebec
February 3, 2006

Alexis Nihon Real Estate Investment Trust

Consolidated Balance Sheets
As at December 31
(in thousands of dollars)

	2005	2004
Assets		
Income-producing properties (note 6)	$ 668,746	$ 603,689
Intangible assets (note 7)	39,416	31,904
Land held for development	964	964
Cash and cash equivalents	-	10,000
Other assets (note 8)	20,960	16,319
Due from companies under common control of certain trustees of the REIT (note 9)	535	250
	$ 730,621	$ 663,126
Liabilities		
Debts on income-producing properties (note 10)	$ 370,321	$ 334,674
Convertible debentures - liability component (note 11)	53,468	53,338
Intangible liabilities (note 12)	3,203	3,214
Bank indebtedness (note 13)	41,969	808
Accounts payable and accrued liabilities	20,303	10,555
Distributions payable	2,251	2,281
	491,515	404,870
Commitments and Contingencies (note 14)		
Equity		
Unitholders' equity	239,106	258,256
	$ 730,621	$ 663,126

See accompanying notes

Alexis Nihon Real Estate Investment Trust

Consolidated Statements of Unitholders' Equity
For the Years Ended December 31
(in thousands of dollars)

	Units in $	Net Income	Other Equity Components	Distributions	Total
Unitholders' Equity - December 31, 2004	**$ 267,234**	**$ 34,170**	**$ 2,852**	**$(46,000)**	**$ 258,256**
Net income	-	**6,128**	-	-	**6,128**
Units issued (note 15)	**2,971**	-	-	-	**2,971**
Distributions	-	-	-	**(28,249)**	**(28,249)**
Unitholders' Equity - December 31, 2005	**$ 270,205**	**$ 40,298**	**$ 2,852**	**$(74,249)**	**$ 239,106**

	Units in $	Net Income	Other Equity Components	Distributions	Total
Unitholders' Equity - December 31, 2003	$ 198,107	$ 22,822	$ 1,148	$(19,527)	$ 202,550
Net income	-	11,348	-	-	11,348
Units issued (note 15)	69,127	-	-	-	69,127
Convertible debentures - equity component	-	-	1,704	-	1,704
Distributions	-	-	-	(26,473)	(26,473)
Unitholders' Equity - December 31, 2004 258,256	$ 267,234	$ 34,170	$ 2,852	$(46,000)	$

See accompanying notes

Alexis Nihon Real Estate Investment Trust

Consolidated Statements of Income
For the Years Ended December 31
(in thousands of dollars, except per unit amounts)

	2005	2004
Revenues from Rental Operations (note 16)	$ 121,496	$ 98,750
Rental Property Operating Costs	58,666	47,160
Net Operating Income	62,830	51,590
Expenses		
Interest (note 17)	26,413	20,184
Amortization of buildings	15,220	12,849
Other amortization (note 18)	10,856	4,980
Internalization of construction management company (note 4)	1,613	-
General and administrative	2,150	1,687
Trust expenses	450	542
	56,702	40,242
Net Income	$ 6,128	$ 11,348
Basic Net Income Per Unit (note 20)	$ 0.239	$ 0.474
Diluted Net Income Per Unit (note 20)	$ 0.239	$ 0.474

See accompanying notes

Alexis Nihon Real Estate Investment Trust

Consolidated Statements of Cash Flows
For the Years Ended December 31
(in thousands of dollars)

	2005	2004
Cash Flows generated from (used for) -		
Operating Activities		
Net income	$ 6,128	$ 11,348
Items not affecting cash:		
Amortization of buildings	15,220	12,849
Other amortization	10,856	4,980
Amortization of above and below market in-place leases	(232)	(252)
Amortization of deferred financing costs	655	248
Amortization of deferred recoverable costs	280	-
Interest on convertible debentures paid by units	-	197
Accrued rental revenue	(1,704)	(1,899)
Internalization of construction management company	1,613	-
Changes in:		
Other assets (note 24)	(3,470)	5,964
Accounts payable and accrued liabilities	7,857	(1,347)
Additions to tenant improvements and leasing costs	(9,080)	(7,356)
Additions to deferred recoverable costs	(1,189)	-
Cash Flows generated from Operating Activities	26,934	24,732
Financing Activities		
Increase in debts on income-producing properties	32,938	102,000
Repayment of debts on income-producing properties	(12,683)	(29,521)
Convertible debentures issued (net of issue costs)	-	52,644
Amortization of fair value debt adjustment	(126)	(55)
Accretion on liability component of convertible debentures	130	42
Additions to deferred financing costs	(613)	(642)
Bank indebtedness	41,161	(4,129)
Proceeds of public offering of units (net of issue costs)	-	56,159
Distributions	(26,946)	(25,374)
Cash Flows generated from Financing Activities	33,861	151,124
Investing Activities		
Acquisition of rental properties (note 5)	(62,971)	(154,594)
Additions to buildings	(7,541)	(10,184)
Additions to furniture, fixtures and computers	(172)	(210)
Deposits on potential acquisitions	174	(755)
Due from companies under common control of certain trustees of the REIT	(285)	(113)
Cash Flows used for Investing Activities	(70,795)	(165,856)
(Decrease) Increase in Cash and Cash Equivalents	(10,000)	10,000
Cash and Cash Equivalents - Beginning of Year	10,000	-
Cash and Cash Equivalents - End of Year	$ -	$ 10,000

See accompanying notes

1. Description of the REIT

Alexis Nihon Real Estate Investment Trust (the "REIT") is an unincorporated closed-ended investment trust created by a contract of trust (the "Contract of Trust"). The REIT was established under, and is governed by, the laws of the Province of Quebec.

2. Changes in Accounting Policy

(a) Diluted Earnings per share

Effective October 1, 2005 the REIT adopted the Canadian Institute of Chartered Accountants ("CICA") Emerging Issues Committee Abstract ("EIC") No. 155 "The Effect of Contingently Convertible Instruments on the Computation of Diluted Earnings Per Share", retroactively with restatement. The adoption of the pronouncement had no material impact on the Diluted Net Income Per Unit of the REIT for the years ended December 31, 2004 and 2005.

(b) Convertible Debt Instruments

Effective October 17, 2005 the REIT prospectively adopted EIC No. 158 "Accounting for Convertible Debt Instruments". The adoption of the pronouncement has had no material impact on the financial statements.

3. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the REIT, its subsidiairies and its proportionate share of assets, liabilities, revenues and expenses of co-owned properties. On consolidation, all material inter-entity transactions and balances have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting year. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. Significant estimates and assumptions made by management include, but are not limited to the useful lives of long-lived assets, the cash flows expected from the on-going use and disposal of long-lived assets, the discount rates used in determining certain fair value estimates and the fair values of tangible and intangible assets acquired upon the purchase of income-producing properties.

Revenue recognition

The REIT uses the straight-line method of recognizing rental revenue whereby the total amount of rental revenue to be received from leases is accounted for on a straight-line basis over the term of the related agreements. Percentage rents are recognized when the required level of sales has been achieved. Recoveries from tenants for taxes, insurance and other operating expenses are recognized as revenues in the period in which the applicable costs are incurred. Recoveries for repair and maintenance costs (deferred recoverable costs) are recognized on a straight-line basis over the expected life of the items. Parking and other incidental are recognized when the services are provided.

3. Summary of Significant Accounting Policies (Cont'd)

Income-Producing Properties

Income-producing properties include land, buildings, tenant improvements (developed by the REIT), leasing costs, deferred recoverable costs and tenant improvements recorded on acquisitions which are carried at cost less accumulated amortization. Cost includes the purchase price of the asset plus acquisition-related costs. Income-producing properties are reviewed periodically for impairment as described under "Impairment of Long-Lived Assets".

Maintenance and repairs that are not recoverable from tenants are either expensed as incurred, or, in the case of a major item, capitalized to buildings and amortized on a straight-line basis over the expected useful life of the item.

Amortization of buildings is provided using the straight-line method over 35 years.

Major repair and maintenance items that are recoverable from tenants are capitalized to deferred recoverable costs and amortized on a straight-line basis over the expected useful life of the items. The amortization of these items are included in rental property operating costs.

Amortization of leasing costs and tenant improvements including tenant inducements and allowances are provided using the straight-line method over the terms of the related leases.

Intangible Assets and Liabilities

A portion of the purchase price of an income-producing property must be allocated to intangible components including in-place leasing costs, above and below market leases and tenant relationships, if any. This allocation is based on management's estimate of their fair values. These intangibles are amortized on a straight-line basis over the terms of the related leases. The amortization of the above and below market in-place leases is recorded in revenues from rental operations. Intangibles are reviewed periodically for impairment as described under "Impairment of Long-Lived Assets".

Land held for development

Land held for development is carried at cost. The cost includes the purchase price of the land plus other acquisition-related costs.

Impairment of Long-Lived Assets

Long-lived assets, which include income-producing properties, intangibles, land held for development and furniture, fixtures and computers, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with the expected future net undiscounted cash flows from its use together with its residual value. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of unrestricted cash and highly liquid investments having an initial maturity of three months or less.

3. Summary of Significant Accounting Policies (Cont'd)

Deferred Financing Costs

Deferred financing costs are amortized over the terms of the related debt.

Income Taxes

Income taxes for the subsidiary companies are accounted for using the liability method. Under this method, future income taxes are recognized for the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values.

Future income taxes are computed using substantively enacted corporate income tax rates for the years in which the differences are expected to reverse.

Unit-Based Compensation Plans

The REIT has in effect the following unit-based compensation plans:

a) A unit option plan as described in note 15. The REIT will recognize the fair value of unit options on their grant date as compensation expense over the period that the unit options vest.

b) An employee unit purchase plan (EUPP) as described in note 15. A compensation expense is recognized for the REIT's contributions to the plan over the vesting period.

c) A unit bonus plan as described in note 15. A compensation expense is recognized for the REIT's contributions to the plan over the vesting period.

4. Business Acquisition

On January 1, 2005, the REIT acquired the assets of a construction management company owned by certain trustees of the REIT for a consideration of approximately $1,638 paid by the issuance of 132,743 units of the REIT. Substantially all of the purchase price has been expensed as an internalization of construction management services by the REIT in accordance with EIC-138 *"Internalization of the management function in a royalty or income trust"*.

The acquisition has been recorded at the exchange amount, which is the amount of the consideration established and agreed to by the related parties. The purchase price has been allocated as follows:

Furniture and fixtures		25
Internalization of construction management expense		1,613
Consideration paid	$	1,638

The net income of the acquired company has been included in the consolidated statement of net income from the date of acquisition.

5. Acquisition of Rental Properties

During the year the REIT acquired five income-producing properties and related assets and liabilities (2004 - land held for development, 17 income-producing properties and related assets and liabilities). The following table summarizes the net assets acquired:

	Office Property	Industrial Properties	Total 2005	Total 2004
Land held for development	$ -	$ -	**$ -**	$ 964
Land	2,955	12,022	**14,977**	32,763
Building	17,310	30,907	**48,217**	107,227
Tenant improvements	-	-	**-**	1,139
Intangible assets and liabilities:				
Lease origination costs for in-place leases	4,865	11,052	**15,917**	33,430
Above market in-place leases	439	-	**439**	1,780
Below market in-place leases	(570)	(164)	**(734)**	(3,650)
Other assets	-	-	**-**	2,765
Accounts payable and accrued liabilities	-	-	**-**	(1,471)
Debts on income-producing properties	(7,749)	(7,769)	**(15,518)**	(20,353)
Cash consideration paid for the net assets acquired	$ 17,250	$ 46,048	**$ 63,298**	$154,594

The results of operations of income-producing properties are included in the consolidated financial statements from their date of acquisition.

6. Income-Producing Properties

			2005	2004
	Cost	Accumulated Amortization	Net Carrying Amount	Net Carrying Amount
Land	$ 127,935	$ -	**$ 127,935**	$ 112,952
Building and tenant improvements	573,025	37,934	**535,091**	487,295
Leasing costs	4,798	957	**3,841**	2,345
Tenant improvement recorded on acquisitions	1,139	169	**970**	1,097
Deferred recoverable costs	1,189	280	**909**	-
	$ 708,086	$ 39,340	**$ 668,746**	$ 603,689

7. Intangible Assets

			2005	2004
	Cost	Accumulated Amortization	Net Carrying Amount	Net Carrying Amount
Lease origination costs for in-place leases	$ 49,347	$ 11,453	**$ 37,894**	$ 30,308
Above market in-place leases	2,219	697	**1,522**	1,596
	$ 51,566	$ 12,150	**$ 39,416**	$ 31,904

Alexis Nihon Real Estate Investment Trust

Notes to Consolidated Financial Statements

8. Other Assets

	2005	2004
Accounts receivable	$ 5,345	$ 2,824
Deferred rent receivable	3,602	1,899
Prepaids	1,386	1,412
Deposits on potential acquisitions	581	755
Restricted funds	6,088	5,593
Furniture, fixtures and computers	725	714
Deferred financing costs	3,080	3,122
Other	153	-
	$ 20,960	$ 16,319

Restricted funds held at Canadian financial institutions are pursuant to agreements with various mortgage lenders. Furniture, fixture and computers are net of accumulated amortization of $527 (December 31, 2004 - $340). Deferred financing costs are net of accumulated amortization of $901 (December 31, 2004 - $413)

9. Due from Companies Under Common Control of Certain Trustees of the REIT

The amounts due from companies under common control of certain trustees of the REIT are non-interest bearing and have no specific terms of repayment.

10. Debts on Income-Producing Properties

	2005	2004
Loans secured by mortgages on income-producing properties, bearing interest at a weighted average annual rate of 6.18%, repayable in blended monthly instalments of $2,789 maturing at various dates no later than July 1, 2019	$368,225	$ 332,675
Accrued interest	1,874	1,739
	370,099	334,414
Fair value debt adjustment (note 17)	222	260
	$ 370,321	$ 334,674

Principal repayments of debt on income-producing properties are due as follows:

	Instalments payments	Due on maturity	Total
2006	$ 10,251	$ 20,895	$ 31,146
2007	9,676	79,326	89,002
2008	7,447	50,034	57,481
2009	5,617	47,064	52,681
2010	5,656	22,745	28,401
Subsequent to 2010	35,824	73,690	109,514
	74,471	293,754	368,225
Accrued interest			1,874
			$ 370,099

11. Convertible Debentures

On August 31, 2004, the REIT issued $55 million principal amount of Series A subordinated unsecured convertible debentures (the "2004 Convertible Debentures") at a price of $1,000 per convertible debenture. The 2004 Convertible Debentures bear interest at 6.2% per annum payable semi-annually and will mature June 30, 2014. The 2004 Convertible Debentures will be convertible, subject to certain restrictions, in whole or in part, at the holders' option, at any time prior to June 27, 2014 into 73.2601 units per $1 000 of face value (in aggregate, 4.029 million units), subject to an anti-dilution adjustment, representing a conversion price of $13.65 per unit. Provided that the REIT is not in default at date of payments, the REIT may elect, at its option, to satisfy any obligation to pay the principal amount on maturity or the redemption date, by delivering units of the REIT. The number of units to be issued will be determined by dividing the principal amount of the 2004 Convertible Debentures that are to be redeemed or that are to mature, by 95% of the volume-weighted average trading price of the units of the REIT on the Toronto Stock Exchange (the "TSX") for the 20 consecutive trading days ending on the fifth trading day preceding the date of payment. In addition, units of the REIT may be issued to pay interest on the 2004 Convertible Debentures. The 2004 Convertible Debentures are not redeemable prior to June 30, 2008, except in the event of a change of control. On or after June 30, 2008 and prior to June 30, 2010, the 2004 Convertible Debentures may be redeemed by the REIT, in whole or in part, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, provided that the volume-weighted average trading price of the Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date on which notice of redemption is given exceeds 125% of the conversion price. On or after June 30, 2010 and prior to June 30, 2014, the 2004 Convertible Debentures may be redeemed by the REIT at any time at a redemption price equal to the principal amount thereof plus accrued and unpaid interest.

In accordance with Section 3860 of the CICA Handbook, the 2004 Convertible Debentures were divided into their liability and equity components, measured at their respective fair values at time of issue. Interest expense on the 2004 Convertible Debentures is determined by applying an effective interest rate of 6.6% to the outstanding liability component. The difference between actual cash interest payments and interest expense is accreted to the liability component of the 2004 Convertible Debentures up to the face value of the 2004 Convertible Debentures. Issue costs related to the 2004 Convertible Debentures are deferred and amortized over the term of the debt.

12. Intangible Liabilities

			2005	2004
	Cost	Accumulated Amortization	**Net Carrying Amount**	Net Carrying Amount
Below market in-place leases	$ 4,384	$ 1,181	**$ 3,203**	$ 3,214

13. Bank Indebtedness

The REIT has a $50,000 credit facility which consists of a general operating loan, banker's acceptance and letters of credit. Borrowings under the general operating loan bear interest at prime plus 0.5% per annum. Borrowings under the bankers' acceptance bear interest at the bankers' acceptance rate plus 2.25% per annum. The letter of credit facility is limited to $5,000. The credit facility is secured by a first ranking hypothec on three income-producing properties having a total net carrying amount of $46,149 and a second ranking hypothec on two income-producing properties having a total net carrying amount of $243,201. The terms of the banking agreement require the REIT to meet certain financial covenants.

14. Commitments and Contingencies

(a) The annual future payments required under emphyteutic leases, expiring from 2046 to 2065, on land for two income-producing properties and a portion of a third income-producing property having a total net carrying value of $43,664 (2004 - $42,994), are as follows:

2006	$	**411**
2007		**415**
2008		**416**
2009		**416**
2010		**416**
Subsequent to 2010		**16,717**

(b) The REIT is committed to payments under various service agreements for the maintenance of an income-producing property, expiring from 2006 to 2012. The estimated minimum payments required under these agreements are approximately as follows:

2006	$	**2,017**
2007		**529**
2008		**498**
2009		**447**
2010		**447**
Subsequent to 2010		**728**

(c) Letters of guarantee outstanding as at December 31, 2005 amount to $5,000 (2004 - $2,000). This amount has been given as a performance guarantee to execute required repairs under a mortgage agreement.

15. Units Issued and Outstanding

The interests in the REIT are represented by a single class of units which are unlimited in number. Each unit entitles the holder to a single vote and carries the right to participate in all distributions.

Changes to the balance of units issued and outstanding were as follows:

	2005			2004		
	Number of units		**Amounts**	Number of units		Amounts
Balance - beginning of year	**25,515,935**	**$**	**267,234**	20,091,900	$	198,107
Issuance of units:						
Offerings	**-**		**-**	4,300,000		56,159
Internalization of construction management (note 4)	**132,743**		**1,638**	-		-
Distribution reinvestment plan	**105,417**		**1,333**	51,531		621
Interest on convertible debenture	**-**		**-**	16,061		197
Conversion of convertible debenture	**-**		**-**	1,056,443		12,150
Balance - end of year	**25,754,095**	**$**	**270,205**	25,515,935	$	267,234

15. Units Issued and Outstanding (Cont'd)

Distribution Reinvestment Plan

The REIT maintains a distribution reinvestment plan pursuant to which unitholders may elect to have all cash distributions of the REIT automatically reinvested in additional units. The plan gives to the reinvestment plan participants a number of units amounting to 103% of their cash distribution. During the year, 105,417 units (2004 - 51,531) have been issued at a weighted average price of $12.64 (2004 - $12.05) pursuant to the distribution reinvestment plan.

Unit-Based Compensation Plans

a) Unit Option Plan

The REIT has a unit option plan (the "Plan") under which unit options may be issued to employees, directors, officers or Trustees of the REIT, its wholly-owned subsidiaries as well as certain trusts of which the REIT is directly or indirectly a beneficiary. The total number of units in respect of which options may be granted under the Plan may not exceed 2,535,180 units. The unit option plan provides that at no time shall the number of units reserved for issuance under the Plan exceed 15% of the then outstanding units. The exercise price of the options will be equal to the market price of the units on the day before the day on which the option is granted. The option shall be exercisable for a period not exceeding 10 years. No grants have been awarded under the Plan.

b) Employee Unit Purchase Plan (EUPP)

The REIT has in effect an EUPP which gives eligible employees the opportunity to acquire units of the REIT for between 2% to 5% of their gross salaries and to have the REIT contribute, a further amount equal to 50% of the amount invested by the employees, over the following five years. The contributions are used to purchase units of the REIT in the open market.

c) Unit Bonus Plan

In 2005, the REIT adopted a Unit Bonus Plan (the "Plan") which provides for the grant of Trust Units to key executives and any other employees designated by the board of directors of the REIT, up to a maximum of 40% of their overall bonus. Annually, the REIT contributes the amount of the bonus to be rendered under the Unit Bonus Plan to the trust administering the plan, which in turn purchases units of the REIT on the open market. The employees become entitled to the units and the income from the distributions over a three-year period of continuous employment. The REIT's contributions and accumulated distributions are recorded as deferred compensation expense (included in other assets) and expensed over the vesting period.

In 2005, the REIT recorded a total compensation expense of $73 (December 31, 2004 - $1) for the various plans.

16. Revenues From Rental Operations

	2005	2004
Rental revenue contractually due under the leases	$ 119,560	$ 96,599
Accrued rental revenue	1,704	1,899
Amortization of above market in-place leases	(513)	(184)
Amortization of below market in-place leases	745	436
	$ 121,496	$ 98,750

Notes to Consolidated Financial Statements

17. Interest

	2005	2004
Interest on debts on income-producing properties, at stated rate	$ 21,353	$ 18,104
Interest on convertible debentures, at stated rate	3,410	1,421
Accretion on liability component of convertible debentures	130	42
Amortization of deferred financing costs	655	248
Amortization of fair value debt adjustment	(126)	(55)
Other interest	991	424
	$ 26,413	$ 20,184

Certain debts on income-producing properties assumed on acquisitions have been adjusted to fair value using the market interest rate at the time of acquisition. This fair value debt adjustment is amortized to interest expense over the remaining life of the debts.

Interest paid during the year was $25,619 (2004 - $19,206).

18. Other Amortization

	2005	2004
Amortization of tenant improvements and leasing costs incurred through leasing activities	$ 2,212	$ 1,612
Amortization of furniture, fixtures and computers	186	204
Amortization of lease origination costs for in-place leases incurred through acquisitions	8,331	3,122
Amortization of tenant improvements incurred through acquisitions	127	42
	$ 10,856	$ 4,980

19. Income Taxes

The REIT is an unincorporated, closed-ended investment trust created by the Contract of Trust governed by the laws of the Province of Quebec. The REIT is taxed as a "mutual fund trust" for income tax purposes. Pursuant to the Contract of Trust, the REIT will make distributions or designate all taxable income earned by the REIT to unitholders and will deduct such distributions and designations for income tax purposes. Therefore, no provision for income taxes has been made. Income tax obligations relating to distribution from the REIT are the obligations of the unitholders.

The REIT's subsidiaries are Canadian-based enterprises which are subject to tax on their taxable income under the Income Tax Act (Canada) at an average rate of approximately 31%. There is no provision required for the years ended December 31, 2005 and 2004.

20. Net Income Per Unit Calculations

Basic and diluted per unit amounts are based on the following:

	2005		2004	
	Basic	Diluted	Basic	Diluted
Net income	$ 6,128	$ 6,128	$ 11,348	$ 11,348
Weighted average number of units outstanding	25,661,055	25,661,055	23,942,455	23,942,455

Convertible debentures have been excluded from the calculations of the diluted net income per unit for the year ended December 31, 2005 and 2004 since they are anti-dilutive.

21. Distributable Income

Distributable income is presented because the REIT believes this measure is a relevant measure of its ability to earn and distribute cash returns to unitholders. Distributable income, which is not defined within Canadian generally accepted accounting principles, has been calculated in accordance with the terms of the Contract of Trust as follows:

	2005	2004
Net income	$ 6,128	$ 11,348
Add (deduct)		
Internalization of construction management company	1,613	-
Amortization of buildings	15,220	12,849
Amortization of amounts recorded on acquisitions:		
Tenant improvements	127	42
Lease origination costs for in-place leases	8,331	3,122
Above and below market in-place leases	(232)	(252)
Accretion on liability component of convertible debentures	130	42
Amortization of fair value debt adjustments	(126)	(55)
Accrued rental revenue	(1,704)	(1,899)
Distributable income	$ 29,487	$ 25,197

22. Investments in Co-Owned Properties

The REIT'S pro-rata share of the assets and liabilities of the Co-Owned Properties as at December 31, 2005 and 2004, as well as its proportionate share in the revenues, expenses and cash flows for the years then ended are as follows:

	2005	2004
Income-producing properties	$ 8,715	$ 8,834
Debts on income-producing properties	4,177	4,443
Accounts payable and accrued liabilities	168	125
Revenues	1,361	1,427
Expenses	1,266	1,239
Net income	95	188
Cash flows from:		
Operating activities	382	344
Financing activities	(266)	(244)
Investing activities	(116)	(100)

Alexis Nihon Real Estate Investment Trust

Notes to Consolidated Financial Statements

23. Segmented Information

The segmented information is aligned to conform to the REIT's strategic business unit organization and is disaggregated among four segments: office, retail, industrial and multi-family residential properties.

The REIT, its subsidiaries and the Co-Owned Properties operate in the province of Quebec and Ontario in the above-mentioned segments.

The operating segments are managed separately because of the different types of properties, tenants and marketing strategies involved. The REIT evaluates segment performance based on net operating income which is entirely allocated amongst the segments.

The REIT utilizes the same accounting policies for its segments as those described in note 3.

2005	Office	Retail	Industrial	Multi-family residential	Total
Revenues from rental operations	**$ 59,821**	**$ 34,274**	**$ 22,053**	**$ 5,348**	**$ 121,496**
Rental property operating costs	**31,283**	**15,731**	**8,348**	**3,304**	**58,666**
Net operating income	**$ 28,538**	**$ 18,543**	**$ 13,705**	**$ 2,044**	**$ 62,830**
Income-producing properties	**$ 312,701**	**$ 178,037**	**$ 145,332**	**$ 32,676**	**$ 668,746**
Intangible assets	**$ 16,063**	**$ 10,729**	**$ 12,624**	**$ -**	**$ 39,416**
Additions to income-producing properties	**$ 30,800**	**$ 7,440**	**$ 44,506**	**$ 150**	**$ 82,896**
Additions to intangible assets	**$ 5,304**	**$ -**	**$ 11,052**	**$ -**	**$ 16,356**

2004	Office	Retail	Industrial	Multi-family residential	Total
Revenues from rental operations	$ 52,181	$ 28,374	$ 12,884	$ 5,311	$ 98,750
Rental property operating costs	26,143	12,838	4,994	3,185	47,160
Net operating income	$ 26,038	$ 15,536	$ 7,890	$ 2,126	$ 51,590
Income-producing properties	$ 291,564	$ 174,997	$ 103,991	$ 33,137	$ 603,689
Intangible assets	$ 12,979	$ 12,382	$ 6,543	$ -	$ 31,904
Additions to income-producing properties	$ 63,858	$ 43,370	$ 51,278	$ 163	$ 158,669
Additions to intangible assets	$ 13,830	$ 13,257	$ 8,123	$ -	$ 35,210

Notes to Consolidated Financial Statements

24. Supplemental Cash Flow Information

Change in Other Assets

	2005	2004
Accounts receivable	$ (2,848)	$ 868
Prepaids	26	(467)
Restricted funds	(495)	5,563
Other	(153)	-
	$ (3,470)	$ 5,964

25. Related Party Transactions

The following related party transactions were measured at the exchange amount which is the amount established and agreed to by the related parties.

Head Lease

In order to provide unitholders of the REIT with stable, predictable revenues in respect of certain vacant spaces that are expected to be leased in the near term, the head lessee, a company under common control of certain trustees of the REIT, entered into the head lease with the REIT. The head lease is for a term of ten years and applies to approximately 68,165 (2004 - 166,661) square feet of leasable area of the income-producing properties at specified market rental rates. For 2005, the head lease revenue amounted to $1,332 (2004 - $2,248).

As security for the obligation of the head lease, a company under common control of certain trustees of the REIT has pledged units of the REIT.

Other

Accounts payable and accrued liabilities include $Nil (2004 - $896) due to companies under common control of certain trustees of the REIT.

26. Financial Instruments

Credit Risk

Management reviews a new tenant's credit history before signing new leases and conducts regular reviews of its existing tenants' credit performance.

Interest Rate Risk

The REIT is exposed to interest rate risk on debts on income-producing properties and bank indebtedness which bear interest based on prime rates. The fair value of the debts and bank indebtedness will fluctuate as a result of changes in interest rates.

26. Financial Instruments (Cont'd)

Fair Value of Financial Instruments

The fair value of the REIT's, cash and cash equivalents, accounts receivable, deposits, restricted funds, bank indebtedness and accounts payable and accrued liabilities approximate their carrying amounts due to the relatively short periods to maturity of the instruments.

The fair value of the debts on income-producing properties at December 31, 2005 and 2004 has been established by discounting the future cash flows using interest rates corresponding to that which the REIT would currently be able to obtain for loans with similar maturity dates and terms. Based on these assumptions, the fair value of debts on income-producing properties at December 31, 2005 has been estimated at $378,750 (2004 - $344,645) compared with the carrying value of $368,447 (2004 - $332,935).

The fair value of the 2004 convertible debentures as at December 31, 2005 is $56,100 (2004 - $55,000) compared with the carrying value of $55,172 (2004 - $55,042) . The fair values are based on the 2004 convertible debentures' market rates at December 31, 2005 and 2004.

A reasonable estimate of fair value could not be made for amounts due to and from companies under common control of certain trustees of the REIT as there is no comparable market data.

27. Comparative Figures

Certain reclassifications of 2004 amounts have been made to facilitate comparison with the current year.

28. Subsequent Event

Subsequent to year end, the REIT put in place conventional first mortgage loans on twelve income-producing properties totaling $38,934. In addition, the REIT repaid a mortgage loan on an additional property in the amount of $7,131.

To Our Unitholders

On behalf of management and the Board of Trustees, I am pleased to report Alexis Nihon Real Estate Investment Trust's results for the third quarter and nine months ended September 30, 2006.

To date in 2006, the REIT has acquired 10 properties. The acquired operations broadened market coverage, increased results of all principal metrics and raised the REIT's overall profile. These attributes underline the accretive benefits of the new properties and their enhancement of long-term unitholder value. At the same time, we continued to improve the REIT's payout ratio, thus ensuring security of distributions to unitholders.

During the third quarter, total revenues grew 10.3% over the same period in 2005 to $33.8 million. Net operating income increased 13.2% to $18.2 million.

Funds from operations advanced 13.8% to $9.7 million. Funds from operations per unit, which we view as the most representative measure of operating performance, increased 13.3% to 37.5 cents per unit from 33.1 cents per unit in the third quarter of last year.

Distributable income gained 9.4% to $8.2 million or 30.5 cents per fully diluted unit, up from 28.2 cents per unit for the same period in 2005. The REIT's payout ratio improved to 86.2% from 93.8%, reflecting the accretive nature of the REIT's growth initiatives.

Alexis Nihon's third quarter expansion initiatives comprised the acquisitions of two industrial properties. In August, the REIT announced a $1.9 million acquisition in the Pointe Claire borough of Montreal. In September, the REIT acquired a $6.1-million property in the borough of Saint-Laurent.

Prices of quality commercial real estate continue to rise in Alexis Nihon's two markets of greater Montreal and the national capital region. Accordingly, we are actively seeking to enhance unitholder value using alternate strategies that include redevelopment and repositioning of older properties, greenfield development of vacant land and expansion of the REIT's footprint into other markets such as Quebec City and the Maritime provinces.

Finally, during the third quarter I announced my intention to retire during 2007. While I will continue to be active as a member of the Board of Trustees, I am assisting the REIT in its search for my replacement as President and CEO.

As this may be my last opportunity to address you, please allow me to thank you for your confidence and support throughout the last four years, which allowed the successful creation and growth of our REIT through this period. It was truly my pleasure and honour to serve you, our employees and all stakeholders for these many years.

Sincerely,



Paul J. Massicotte, FCA
President and Chief Executive Officer

Alexis Nihon Real Estate Investment Trust

Consolidated Financial Statements
September 30, 2006
(unaudited)

503

Alexis Nihon Real Estate Investment Trust

Consolidated Financial Statements
September 30, 2006
(unaudited)

Contents

Alexis Nihon Real Estate Investment Trust

Consolidated Balance Sheets

(in thousands of dollars)

	September 30, 2006 (unaudited)	December 31, 2005
Assets		
Income-producing properties (note 3)	$ 697,397	$ 668,746
Intangible assets (note 4)	38,167	39,416
Land held for development	964	964
Other assets (note 5)	25,232	20,960
Due from companies under common control of certain trustees of the REIT	412	535
	$ 762,172	$ 730,621
Liabilities		
Debts on income-producing properties (note 6)	$ 401,339	$ 370,321
Convertible debentures - liability component	53,571	53,468
Intangible liabilities (note 7)	2,606	3,203
Bank indebtedness (note 8)	57,063	41,969
Accounts payable and accrued liabilities	18,351	20,303
Distributions payable	2,086	2,251
	535,016	491,515
Equity		
Units	272,058	270,205
Net income	47,793	40,298
Other equity components	2,852	2,852
Distributions	(95,547)	(74,249)
	227,156	239,106
	$ 762,172	$ 730,621

See accompanying notes

505

Alexis Nihon Real Estate Investment Trust

Consolidated Statements of Unitholders' Equity
For the Nine Months Ended September 30
(in thousands of dollars)
(unaudited)

	Units in $	Net Income	Other Equity Components	Distributions	Total
Unitholders' Equity - December 31, 2005	**$ 270,205**	**$ 40,298**	**$ 2,852**	**$ (74,249)**	**$ 239,106**
Net income	-	7,495	-	-	7,495
Units issued (note 9)	1,853	-	-	-	1,853
Distributions	-	-	-	(21,298)	(21,298)
Unitholders' Equity - September 30, 2006	**$ 272,058**	**$ 47,793**	**$ 2,852**	**$ (95,547)**	**$ 227,156**
Unitholders' Equity - December 31, 2004	$ 267,234	$ 34,170	$ 2,852	$ (46,000)	$ 258,256
Net income	-	4,239	-	-	4,239
Units issued (note 9)	2,618	-	-	-	2,618
Distributions	-	-	-	(21,169)	(21,169)
Unitholders' Equity - September 30, 2005	$ 269,852	$ 38,409	$ 2,852	$ (67,169)	$ 243,944

See accompanying notes

Alexis Nihon Real Estate Investment Trust

Consolidated Statements of Income

For the Three Months and Nine Months Ended September 30
(in thousands of dollars, except per unit amounts)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	2005	**2006**	2005
Revenues from Rental Operations (note 10)	**$ 33,843**	$ 30,671	**$ 102,371**	$ 88,515
Rental Property Operating Costs	**15,647**	14,602	**47,767**	42,456
Net Operating Income	**18,196**	16,069	**54,604**	46,059
Expenses				
Interest (note 11)	**7,889**	6,919	**22,613**	19,396
Amortization of buildings	**4,156**	3,903	**12,285**	11,179
Other amortization (note 12)	**3,856**	2,839	**10,266**	7,737
Internalization of construction management company	**-**	-	**-**	1,613
General and administrative	**464**	493	**1,576**	1,561
Trust expenses	**108**	99	**369**	334
	16,473	14,253	**47,109**	41,820
Net Income	**$ 1,723**	$ 1,816	**$ 7,495**	$ 4,239
Basic Net Income Per Unit (note 13)	**$ 0.067**	$ 0.071	**$ 0.290**	$ 0.165
Diluted Net Income Per Unit (note 13)	**$ 0.067**	$ 0.071	**$ 0.290**	$ 0.165

See accompanying notes

507

Alexis Nihon Real Estate Investment Trust

Consolidated Statements of Cash Flows
For the Three Months and Nine Months Ended September 30
(in thousands of dollars)
(unaudited)

	Three Months Ended September 30, 2006	Three Months Ended September 30, 2005	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2005
Cash Flows generated from (used for) -				
Operating Activities				
Net income	$ 1,723	$ 1,816	$ 7,495	$ 4,239
Items not affecting cash:				
Amortization of buildings	4,156	3,903	12,285	11,179
Other amortization	3,856	2,839	10,266	7,737
Amortization of above and below market in-place leases	(64)	(56)	(174)	(179)
Amortization of deferred financing costs	207	160	502	476
Amortization of deferred recoverable costs	43	-	274	-
Accrued rental revenue	(484)	(360)	(733)	(1,238)
Internalization of construction management company	-	-	-	1,613
Changes in:				
Other assets (note 16)	3,026	2,324	(2,530)	(5,129)
Accounts payable and accrued liabilities	(1,544)	213	(2,123)	6,723
Additions to tenant improvements and leasing costs	(1,935)	(2,017)	(6,365)	(6,572)
Additions to deferred recoverable costs	(1,021)	-	(1,670)	-
Cash Flows generated from Operating Activities	7,963	8,822	17,227	18,849
Financing Activities				
Increase in debts on income-producing properties	-	28,968	37,146	32,906
Repayment of debts on income-producing properties	(2,761)	(2,323)	(16,836)	(9,912)
Amortization of fair value debt adjustment	(31)	(37)	(77)	(103)
Accretion on liability component of convertible debentures	35	33	103	97
Additions to deferred financing costs	(420)	(145)	(478)	(258)
Bank indebtedness	11,414	(8,458)	15,094	38,029
Distributions	(6,351)	(6,719)	(19,610)	(20,253)
Cash Flows generated from Financing Activities	1,886	11,319	15,342	40,506
Investing Activities				
Acquisition of rental properties (note 2)	(7,910)	(17,691)	(27,496)	(62,884)
Additions to buildings	(930)	(2,417)	(3,315)	(6,656)
Additions to furniture, fixtures and computers	-	-	(46)	(70)
Deposits on potential acquisitions	(945)	(20)	(1,835)	103
Due from companies under common control of certain trustees of the REIT	(64)	(13)	123	152
Cash Flows used for Investing Activities	(9,849)	(20,141)	(32,569)	(69,355)
Decrease in Cash and Cash Equivalents	-	-	-	(10,000)
Cash and Cash Equivalents - Beginning of Period	-	-	-	10,000
Cash and Cash Equivalents - End of Period	$ -	$ -	$ -	$ -

See accompanying notes

Alexis Nihon Real Estate Investment Trust

Notes to Consolidated Financial Statements
September 30, 2006
(dollar amounts are in thousands, except per unit amounts)
(unaudited)

1. Description of the REIT

Alexis Nihon Real Estate Investment Trust (the "REIT") is an unincorporated closed-ended investment trust created by a contract of trust (the "Contract of Trust"). The REIT was established under, and is governed by, the laws of the Province of Quebec.

The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). These consolidated financial statements are prepared using the same accounting policies and application thereof as the consolidated financial statements for the year ended December 31, 2005. They do not include all the information and disclosure required by Canadian GAAP for annual financial statements, and should be read in conjunction with the December 31, 2005 consolidated financial statements. Certain prior period figures have been reclassified to conform to the current period's presentation.

2. Acquisition of Rental Properties

The REIT acquired during the three months ending September 30, 2006 two industrial rental properties, in addition to two industrial rental properties and six retail rental properties during the second quarter of 2006. The following summarizes the net assets acquired:

	Retail Properties	Industrial Properties	Total Nine Months
Land	$ 3,949	$ 8,757	**$ 12,706**
Buildings	6,845	11,484	**18,329**
Tenant improvements	1,360	-	**1,360**
Intangible assets and liabilities:			
Lease origination costs for in-place leases	3,130	3,588	**6,718**
Above market in-place leases	-	51	**51**
Other assets	151	237	**388**
Accounts payable and accrued liabilities	(136)	(35)	**(171)**
Debt on income-producing property	(4,005)	-	**(4,005)**
Consideration paid for the net assets acquired	$ 11,294	$ 24,082	**$ 35,376**
Consideration paid funded by:			
Bank indebtedness	$ 10,594	$ 16,902	**$ 27,496**
Deposits	700	400	**1,100**
Balance of purchase price	-	6,780	**6,780**
	$ 11,294	$ 24,082	**$ 35,376**

The balance of purchase price payable bears interest at 5.5% until June 19, 2007 and 8% thereafter. Monthly repayment of $10 plus interest is payable from June 19, 2008 to June 19, 2009. The remaining balance is due on June 19, 2009. The balance of purchase price payable is grouped with debts on income-producing properties.

The results of operations of income-producing properties are included in the consolidated financial statements from their date of acquisition.

Alexis Nihon Real Estate Investment Trust

Notes to Consolidated Financial Statements
(unaudited)

3. Income-Producing Properties

	Cost	Accumulated Amortization	September 30, 2006 Net Carrying Amount	December 31, 2005 Net Carrying Amount
Land	$ 140,641	$ -	$ 140,641	$ 127,935
Buildings and tenant improvements	596,607	48,758	547,849	535,091
Leasing costs	5,930	1,488	4,442	3,841
Tenant improvement recorded on acquisitions	2,499	339	2,160	970
Deferred recoverable costs	2,859	554	2,305	909
	$ 748,536	$ 51,139	$ 697,397	$ 668,746

4. Intangible Assets

	Cost	Accumulated Amortization	September 30, 2006 Net Carrying Amount	December 31, 2005 Net Carrying Amount
Lease origination costs for in-place leases	$ 56,065	$ 19,048	$ 37,017	$ 37,894
Above market in-place leases	2,271	1,121	1,150	1,522
	$ 58,336	$ 20,169	$ 38,167	$ 39,416

5. Other Assets

	September 30, 2006	December 31, 2005
Accounts receivable	$ 3,683	$ 5,345
Deferred rent receivable	4,335	3,602
Prepaids	7,585	1,386
Deposits on potential acquisitions	1,316	581
Restricted funds	4,494	6,088
Deferred financing costs	3,056	3,080
Furniture, fixtures and computers	635	725
Other	128	153
	$ 25,232	$ 20,960

6. Debts on Income-Producing Properties

	September 30, 2006	December 31, 2005
Loans secured by mortgages on income-producing properties, bearing interest at a weighted average annual rate of 6.07%, repayable in blended monthly instalments of $2,885 maturing at various dates no later than February 5, 2021	$ 399,103	$ 368,225
Accrued interest	1,992	1,874
	401,095	370,099
Fair value debt adjustment	244	222
	$ 401,339	$ 370,321

Principal repayments of debt on income-producing properties are due as follows:

	Instalment payments	Due on maturity	Total
2006	$ 2,746	$ 3,912	$ 6,658
2007	10,447	79,326	89,773
2008	8,329	50,034	58,363
2009	6,463	57,211	63,674
2010	6,409	22,745	29,154
Subsequent to 2010	47,746	103,735	151,481
	82,140	316,963	399,103
Accrued interest			1,992
			$ 401,095

7. Intangible Liabilities

	Cost	Accumulated Amortization	September 30, 2006 Net Carrying Amount	December 31, 2005 Net Carrying Amount
Below market in-place leases	$ 4,384	$ 1,778	$ 2,606	$ 3,203

8. Bank Indebtedness

The REIT's $70,000 credit facility is subject to annual review and consists of a general operating loan available by way of prime rate loans, bankers' acceptances and letters of credit. Borrowings by way of prime rate loans bear interest at prime plus 0.5% per annum. Borrowings by way of bankers' acceptances bear interest at a rate equal to the bankers' acceptance rate plus stamping fees equivalent to 2.25% per annum. The letter of credit facility is limited to $10,000 and bears interest at 1.25% per annum. The credit facility is secured by a first ranking hypothec on three income-producing properties having a net carrying amount of $46,151 and a second ranking hypothec on two income-producing properties having a net carrying amount of $241,955. The terms of the banking agreement require the REIT to meet certain financial covenants.

9. Units Issued and Outstanding

The interests in the REIT are represented by a single class of units which are unlimited in number. Each unit entitles the holder to a single vote and carries the right to participate in all distributions.

Changes to the balance of units issued and outstanding were as follows:

	Nine Months Ended September 30, 2006		Nine Months Ended September 30, 2005	
	Number of units	**Amounts**	Number of units	Amounts
Balance - beginning of period	**25,754,095**	**$ 270,205**	25,515,935	$ 267,234
Issuance of units:				
Internalization of construction management	**-**	**-**	132,743	1,638
Distribution reinvestment plan	**144,071**	**1,853**	77,395	980
Balance - end of period	**25,898,166**	**$ 272,058**	25,726,073	$ 269,852

Unit-Based Compensation Plan

During the three months ended September 30, 2006, the REIT recorded a total compensation expense of $33 (nine months - $100) (three months ended September 30, 2005 - $19 (nine months - $56)) for the various plans.

10. Revenues From Rental Operations

	Three Months Ended September 30		Nine Months Ended September 30,	
	2006	2005	**2006**	2005
Rental revenue contractually due under the leases	**$ 33,295**	$ 30,255	**$ 101,464**	$ 87,098
Accrued rental revenue	**484**	360	**733**	1,238
Amortization of above market in-place leases	**(130)**	(128)	**(423)**	(366)
Amortization of below market in-place leases	**194**	184	**597**	545
	$ 33,843	$ 30,671	**$ 102,371**	$ 88,515

Notes to Consolidated Financial Statements
(unaudited)

11. Interest

	Three Months Ended September 30, 2006	2005	Nine Months Ended September 30, 2006	2005
Interest on debts on income-producing properties, at stated rate	$ 5,986	$ 5,478	$ 17,681	$ 15,748
Interest on convertible debentres, at stated rate	853	860	2,558	2,565
Accretion on liability component of convertible debentures	35	33	103	97
Amortization of deferred financing costs	207	160	502	476
Amortization of fair value debt adjustment	(31)	(37)	(77)	(103)
Other interest	839	425	1,846	613
	$ 7,889	$ 6,919	$ 22,613	$ 19,396

Interest paid during the three months ended September 30, 2006 was $6,816 (nine months - $21,114) (three months ended September 30, 2005 - $5,737 (nine months - $17,890)).

12. Other Amortization

	Three Months Ended September 30, 2006	2005	Nine Months Ended September 30, 2006	2005
Amortization of tenant improvements and leasing costs incurred through leasing activities	$ 896	$ 554	$ 2,365	$ 1,472
Amortization of furniture, fixtures and computers	46	44	136	132
Amortization of lease origination costs for in-place leases recorded on acquisitions	2,845	2,209	7,595	6,038
Amortization of tenant improvements recorded on acquisitions	69	32	170	95
	$ 3,856	$ 2,839	$ 10,266	$ 7,737

13. Net Income Per Unit Calculations

Basic and diluted per unit amounts are based on the following:

	Three Months Ended September 30, 2006 Basic	Three Months Ended September 30, 2006 Diluted	Three Months Ended September 30, 2005 Basic	Three Months Ended September 30, 2005 Diluted
Net income	$ 1,723	$ 1,723	$ 1,816	$ 1,816
Weighted average number of units outstanding	25,855,175	25,855,175	25,706,883	25,706,883

	Nine Months Ended September 30, 2006 Basic	Nine Months Ended September 30, 2006 Diluted	Nine Months Ended September 30, 2005 Basic	Nine Months Ended September 30, 2005 Diluted
Net income	$ 7,495	$ 7,495	$ 4,239	$ 4,239
Weighted average number of units outstanding	25,806,958	25,806,958	25,635,732	25,635,732

The convertible debentures have been excluded from the calculation of the diluted net income per unit for the periods ending September 30, 2006 and 2005 as they are anti-dilutive.

14. Distributable Income

Distributable income is presented because the REIT believes this measure is a relevant measure of its ability to earn and distribute cash returns to unitholders. Distributable income, which is not defined within Canadian GAAP, has been calculated in accordance with the terms of the Contract of Trust as follows:

	Three Months Ended September 30, 2006	Three Months Ended September 30, 2005	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2005
Net income	$ 1,723	$ 1,816	$ 7,495	$ 4,239
Add (deduct) :				
Internalization of construction management company	-	-	-	1,613
Cancellation fee received	-	-	(3,460)	-
Amortization of buildings	4,156	3,903	12,285	11,179
Amortization of amounts recorded on acquisitions:				
Tenant improvements	69	32	170	95
Lease origination costs for in-place leases	2,845	2,209	7,595	6,038
Above and below market in-place leases	(64)	(56)	(174)	(179)
Accretion on liability component of convertible debentures	35	33	103	97
Amortization of fair value debt adjustments	(31)	(37)	(77)	(103)
Accrued rental revenue recognized on a straight-line basis	(484)	(360)	(733)	(1,238)
Distributable income	$ 8,249	$ 7,540	$ 23,204	$ 21,741

Alexis Nihon Real Estate Investment Trust

Notes to Consolidated Financial Statements
(unaudited)

15. Segmented Information

Three Months Ended September 30, 2006	Office	Retail	Industrial	Multi-family residential	Total
Revenues from rental operations	**$ 15,966**	**$ 9,531**	**$ 6,867**	**$ 1,479**	**$ 33,843**
Rental property operating costs	**$ 8,067**	**$ 4,223**	**$ 2,516**	**$ 841**	**$ 15,647**
Net operating income	**$ 7,899**	**$ 5,308**	**$ 4,351**	**$ 638**	**$ 18,196**

Three Months Ended September 30, 2005					
Revenues from rental operations	$ 14,848	$ 8,325	$ 6,108	$ 1,390	$ 30,671
Rental property operating costs	$ 7,809	$ 3,795	$ 2,126	$ 872	$ 14,602
Net operating income	$ 7,039	$ 4,530	$ 3,982	$ 518	$ 16,069

Nine Months Ended September 30, 2006	Office	Retail	Industrial	Multi-family residential	Total
Revenues from rental operations	**$ 47,653**	**$ 31,026**	**$ 19,483**	**$ 4,209**	**$ 102,371**
Rental property operating costs	**$ 25,203**	**$ 12,816**	**$ 7,281**	**$ 2,467**	**$ 47,767**
Net operating income	**$ 22,450**	**$ 18,210**	**$ 12,202**	**$ 1,742**	**$ 54,604**
Income-producing properties	**$ 310,156**	**$ 189,038**	**$ 164,661**	**$ 33,542**	**$ 697,397**
Intangible assets	**$ 13,737**	**$ 12,304**	**$ 12,126**	**$ -**	**$ 38,167**

Nine Months Ended September 30, 2005					
Revenues from rental operations	$ 43,549	$ 25,093	$ 15,819	$ 4,054	$ 88,515
Rental property operating costs	$ 22,498	$ 11,464	$ 5,971	$ 2,523	$ 42,456
Net operating income	$ 21,051	$ 13,629	$ 9,848	$ 1,531	$ 46,059
Income-producing properties	$ 313,028	$ 177,684	$ 145,732	$ 32,751	$ 669,195
Intangible assets	$ 16,817	$ 11,142	$ 13,873	$ -	$ 41,832

Notes to Consolidated Financial Statements
(unaudited)

16. Supplemental Cash Flow Information

Change in Other Assets

	Three Months Ended September 30, 2006	Three Months Ended September 30, 2005	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2005
Accounts receivable	**$ 927**	$ 471	**$ 2,050**	$ (855)
Prepaids	**3,360**	3,228	**(6,199)**	(5,992)
Restricted funds	**(1,294)**	(1,398)	**1,594**	1,889
Other	**33**	23	**25**	(171)
	$ 3,026	$ 2,324	**$ (2,530)**	$ (5,129)

516

The following discussion describes the business, the business environment, and management's expectations as at February 28, 2006. It should be read in conjunction with the consolidated financial statements of the Alexis Nihon Real Estate Investment Trust ("the REIT") for the years ended December 31, 2005, and 2004, as well as the notes thereto.

This discussion contains forward-looking statements relating to the REIT's operations and/or to the environment in which it operates, which are based on the REIT's expectations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, and/or are beyond the REIT's control. A number of important factors may cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include those set forth in other public filings of the REIT. Therefore, readers should not place undue reliance on any such forward-looking statements. In addition, these forward-looking statements speak only as of the date on which they are made and the REIT disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or circumstances or otherwise.

All amounts reflected in this discussion are in thousands of dollars except for per unit and square foot amounts.

OVERVIEW AND OBJECTIVES

The REIT is an unincorporated closed-end real estate investment trust created pursuant to the Declaration of Trust. The REIT is governed by the laws of the Province of Quebec and began operations on December 20, 2002.

The REIT units and convertible debenture are publicly traded and listed on the Toronto Stock Exchange (TSX) under the symbols AN.UN and AN.DB respectively. Additional information relating to the REIT is also available on the REIT's website at www.alexisnihon.com and on SEDAR at www.sedar.com.

The objectives of the REIT are:

i. To provide unitholders with stable and growing cash distributions, payable monthly and, to the maximum extent practicable, income tax deferred; and

ii. To improve and maximize unit value through future acquisitions of additional income-producing properties and the ongoing active management or redevelopment of the REIT's properties.

DISTRIBUTION REINVESTMENT PLAN

The REIT has a Unitholder Distribution Reinvestment Plan ("DRIP") providing unitholders with the option of reinvesting their total monthly cash distributions in additional units of the REIT, thereby allowing them to steadily increase their ownership without incurring any commission or other transaction cost. To encourage participation, unitholders registered in the DRIP will also receive additional units equal in value to 3% of the monthly distribution otherwise payable. The Plan is administered by National Bank Trust Inc., the REIT's transfer agent (1-800-341-1419). Please visit our website to download our DRIP brochure.

517

2005 OVERVIEW

On January 1st, 2005, the REIT acquired the operations of ANC Construction Inc., the REIT's construction management business for renovations and leasehold improvements, principally in respect to properties owned by the REIT. ANC Construction Inc. was a company indirectly controlled by Paul J. Massicotte, the REIT's president and CEO, and Robert A. Nihon, chairman of the REIT's Board of Trustees. The purchase price of $1.6 million was paid through the issuance of 132,743 units of the REIT on March 31, 2005.

On February 2nd, 2005, the REIT announced the acquisition of a 225,600 square foot, 98% leased, industrial property in Boucherville, Quebec for $8.4 million representing an initial capitalization rate of approximately 11.1%.

On April 26, 2005, the REIT announced an expansion of $9.2 million at its Centre Laval shopping centre located in Laval. Plans called for a 68,830 square foot expansion of which 38,705 square feet is occupied by Best Buy and 14,900 square feet is occupied by Ares both of whose stores opened in mid-October 2005. When fully leased, the expansion space is expected to generate approximately $1.0 million annually in net operating income.

On June 17, 2005, the REIT announced the acquisition of a 953,604 square foot, 100% leased, portfolio of three industrial properties in Montreal, Quebec for $43.1 million representing a capitalization rate of approximately 8.8%.

On September 1, 2005, the REIT announced the acquisition of a 173,936 square foot, 96% leased, office property in Ottawa, Ontario for $24.5 million representing a capitalization rate of approximately 9.7%.

As of December 31, 2005, the REIT's portfolio consisted of 55 office, retail and industrial properties (including a 426-unit multi-family residential property) aggregating 8.5 million square feet of leasable area of which 0.4 million square feet is co-owned. There are 52 properties located in the Greater Montreal Area and 3 in the National Capital Region. The chart below outlines the REIT's portfolio of properties and square footage:

Property	# of properties		Leasable area (square feet)	
Type	Wholly owned	Co-owned	Wholly owned	Co-owned
Office	20	-	2,987,677	-
Retail	4	-	1,488,005	-
Industrial	24	7 (2)	3,300,722	410,417
Residential	- (1)	-	300,321	-
Total	**48**	**7**	**8,076,725**	**410,417**

1. With respect to the "# of properties", Place Alexis Nihon has been included as one property in the office category. It includes two office towers, a retail concourse and a multi-family residential component.
2. The REIT owns 25% of 102,032 square feet (3 properties), and 50% of 308,385 square feet (4 properties).

The portfolio has a mix of over 900 non-residential tenancies, including many high quality, national tenants with strong covenants.

518

FINANCIAL PERFORMANCE

The financial results of the REIT for the years 2005 and 2004, in total and by quarter, are summarized in the following table:

	2005					2004				
	Total	Dec.	Sept.	June	March	Total	Dec.	Sept.	June	March
Revenues from rental operations	$ 121,496	$ 32,981	$ 30,671	$ 28,856	$ 28,988	$ 98,750	$ 29,254	$ 25,425	$ 23,281	$ 20,790
Rental property operating costs	58,666	16,210	14,602	13,451	14,403	47,160	13,838	11,266	11,073	10,983
Net operating income	62,830	16,771	16,069	15,405	14,585	51,590	15,416	14,159	12,208	9,807
Interest	26,413	7,017	6,919	6,340	6,137	20,184	6,257	5,458	4,347	4,122
Amortization of buildings	15,220	4,041	3,903	3,653	3,623	12,849	3,632	3,373	3,134	2,710
Other amortization	10,856	3,119	2,839	2,515	2,383	4,980	2,532	1,509	741	198
Internalization of construction management	1,613	-	-	-	1,613	-	-	-	-	-
General and administrative	2,150	589	493	792	276	1,687	312	606	463	306
Trust	450	116	99	97	138	642	49	138	248	107
	56,702	14,882	14,253	13,397	14,170	40,242	12,782	11,084	8,933	7,443
Net income	6,128	1,889	1,816	2,008	415	11,348	2,634	3,075	3,275	2,364
Add/(Deduct):										
Amortization of buildings	15,220	4,041	3,903	3,653	3,623	12,849	3,632	3,373	3,134	2,710
Internalization of construction management	1,613	-	-	-	1,613	-	-	-	-	-
Amortization of amounts recorded on acquisitions:										
Tenant improvements	127	32	32	31	32	42	7	35	-	-
Lease origination costs for in-place leases	8,331	2,293	2,209	1,949	1,880	3,122	1,742	866	514	-
Above and below market in-place leases	(232)	(53)	(56)	(65)	(58)	(252)	(153)	(59)	(40)	-
Accretion on liability component of convertible debentures	130	33	33	33	31	42	42	-	-	-
Amortization of fair value debt adjustments	(126)	(23)	(37)	(33)	(33)	(55)	(33)	(22)	-	-
Accrued rental revenue recognized on a straight-line basis	(1,704)	(466)	(360)	(416)	(462)	(1,899)	(508)	(507)	(616)	(268)
Distributable income[1]	$ 29,487	$ 7,746	$ 7,540	$ 7,160	$ 7,041	$ 25,197	$ 7,363	$ 6,761	$ 6,267	$ 4,806
Distributions	$ 28,249	$ 7,080	$ 7,072	$ 7,064	$ 7,033	$ 26,473	$ 7,017	$ 7,013	$ 6,913	$ 5,530
Distributions per unit	$ 1.100	$ 0.275	$ 0.275	$ 0.275	$ 0.275	$ 1.100	$ 0.275	$ 0.275	$ 0.275	$ 0.275
Funds from operations[1]	$ 33,631	$ 8,995	$ 8,514	$ 8,131	$ 7,991	$ 29,170	$ 8,730	$ 7,910	$ 7,105	$ 5,425
Funds from operations per unit	$ 1.311	$ 0.350	$ 0.331	$ 0.317	$ 0.313	$ 1.218	$ 0.342	$ 0.310	$ 0.288	$ 0.270
Net income per unit:										
Basic	$ 0.239	$ 0.073	$ 0.071	$ 0.078	$ 0.016	$ 0.474	$ 0.103	$ 0.121	$ 0.133	$ 0.118
Diluted[2]	$ 0.239	$ 0.073	$ 0.071	$ 0.078	$ 0.016	$ 0.474	$ 0.103	$ 0.121	$ 0.133	$ 0.118
Distributable income per unit:										
Basic	$ 1.149	$ 0.301	$ 0.293	$ 0.279	$ 0.276	$ 1.052	$ 0.289	$ 0.265	$ 0.254	$ 0.239
Diluted	$ 1.108	$ 0.289	$ 0.282	$ 0.270	$ 0.267	$ 1.039	$ 0.280	$ 0.263	$ 0.253	$ 0.237
Total Assets	$ 730,621	$ 730,621	$ 734,089	$ 710,104	$ 661,068	$ 663,126	$ 663,126	$ 670,814	$ 564,405	$ 479,803
Total Debt[3]	$ 465,758	$ 465,758	$ 465,354	$ 439,422	$ 390,247	$ 388,820	$ 388,820	$ 392,627	$ 288,014	$ 268,540
Weighted average number of units:										
Basic	25,661,055	25,736,198	25,706,883	25,677,642	25,520,625	23,942,455	25,506,516	25,494,379	24,637,663	20,096,970
Diluted (for net income)	25,661,055	25,736,198	25,706,883	25,677,642	25,520,625	23,942,455	25,506,516	25,494,379	24,637,663	20,096,970
Diluted (for distributable income)	29,690,361	29,765,504	29,736,189	29,706,948	29,549,931	25,663,683	29,535,822	26,808,283	25,102,034	21,153,413

1. Distributable income and Funds from operations are non-GAAP measures, see definition on pages 8 and 11
2. Convertible debentures have been excluded from the calculations of the diluted net income per unit in 2004 and in 2005 since they are anti-dilutive.
3. Total debt comprises debts secured by mortgages, bank indebtedness, and the liability component of convertible debentures.

519

Factors that have caused period to period variances mainly result from acquisitions completed by the REIT in 2004 and 2005. The 2005 increase in the weighted average number of units (basic and diluted) used in calculating net income per unit results from units issued via: i) the REIT's DRIP and ii) the issuance of units on the acquisition of ANC Construction Inc. in March 2005 and in 2004 to: i) the REIT's DRIP, ii) the payment of interest in the form of units of the REIT on the 2002 Convertible Debenture, iii) a new issue of units in April 2004 and iv) the conversion of the 2002 Convertible Debenture in May 2004 into units of the REIT.

NET OPERATING INCOME

The quarter over quarter ("QOQ") and year to date ("YTD") analysis by sector of the REIT's net operating income ("NOI") is explained in greater detail in the following section entitled "Segmented Analysis". In summary, for the year ended December 31, 2005, NOI totaled $62,830 which was an increase of $11,240 or 21.8% over the same period last year.

Of the increase, $11,075 is attributable to the NOI generated from the acquisition of 22 properties acquired at various times in 2004 (17 properties) and 2005 (5 properties). In total, 5 office, 2 retail, and 15 industrial properties were acquired during this time representing 3,530,760 square feet.

Had these properties been excluded from the 2005 NOI, the same property NOI for the year 2005 would have totaled $51,755 reflecting a positive variance of $165 or 0.3% over 2004.

Same property YOY NOI variance	Three months ended March	June	Sept.	Dec.	Year ended Dec. 31, 2005
▪ Increase (decrease) in straight-lining of rents	$194	($199)	($147)	($43)	($195)
▪ Increase (decrease) in amortization of above and below market in-place leases	58	25	(4)	(98)	(19)
▪ Net positive (negative) variance associated with occupancies and redevelopment	685	(48)	(328)	(1)	308
▪ (Increase) decrease in non-recoverable and bad debt expense	(365)	443	(89)	(212)	(223)
▪ Increase in cancellation penalties received	-	8	240	-	248
▪ Positive (negative) variance in other income	193	95	(111)	(48)	129
▪ Net increase (decrease) in the residential sector NOI	111	32	(150)	(76)	(83)
Net variance	**$876**	**$356**	**($589)**	**($478)**	**$165**

Excluding the YOY impact of straight-lining of rents and other accounting changes, the same property portfolio reflected an increase of $379 or 0.7%.

SEGMENTED ANALYSIS

Office	Three months ended								Years ended	
	Mar. 31		June 30		Sept. 30		Dec. 31		Dec. 31	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Revenues from rental operations	$14,458	$11,660	$14,243	$12,926	$14,848	$12,895	$16,272	$14,700	$59,821	$52,181
Rental property operating costs	7,792	6,184	6,897	6,203	7,809	6,270	8,785	7,486	31,283	26,143
Net operating income	**$6,666**	**$5,476**	**$7,346**	**$6,723**	**$7,039**	**$6,625**	**$7,487**	**$7,214**	**$28,538**	**$26,038**

Net operating income from office rental operations totaled $28,538 for the year compared with $26,038 in 2004 representing an increase of $2,500 or 9.6%. The positive variance for the year is summarized as follows:

Same property YOY NOI variance	Three months ended				Year ended
	March	June	Sept.	Dec.	Dec. 31, 2005
▪ NOI contribution from properties acquired	$1,546	$684	$635	$628	$3,493
▪ Decrease in straight-lining or rents	(44)	(83)	(121)	(18)	(266)
▪ Increase in amortization of above and below market in-place leases	20	20	22	2	64
▪ (Negative) positive variance associated with occupancies	(97)	(484)	(190)	144	(627)
▪ (Negative) positive variances in non-recoverable and bad debt expense	(288)	487	(51)	(256)	(108)
▪ (Decrease) increase in cancellation penalties received	(10)	8	69	-	67
▪ Positive (negative) variance in other income	63	(9)	50	(227)	(123)
Net positive variance	**$1,190**	**$623**	**$414**	**$273**	**$2,500**

Retail	Three months ended								Years ended	
	Mar. 31		June 30		Sept. 30		Dec. 31		Dec. 31	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Revenues from rental operations	$8,478	$5,689	$8,290	$6,666	$8,325	$7,437	$9,181	$8,582	$34,274	$28,374
Rental property operating costs	3,850	3,008	3,819	3,118	3,795	3,018	4,267	3,694	15,731	12,838
Net operating income	**$4,628**	**$2,681**	**$4,471**	**$3,548**	**$4,530**	**$4,419**	**$4,914**	**$4,888**	**$18,543**	**$15,536**

For the year 2005, the retail sector net operating income totaled $18,543 compared with $15,536 in 2004. The YOY positive variance of $3,007 or 19.4% is detailed as follows:

Same property YOY NOI variance	Three months ended				Year ended
	March	June	Sept.	Dec.	Dec. 31, 2005
▪ NOI contribution from properties acquired	$957	$625	$353	$-	$1,935
▪ Increase (decrease) in straight-lining of rents	190	(147)	(76)	(96)	(129)
▪ Increase (decrease) in amortization of above and below market in-place leases	69	29	10	(103)	5
▪ Net positive (negative) variance associated with occupancies and redevelopment	704	419	(91)	85	1,117
▪ Increase in cancellation penalties received	-	-	33	-	33
▪ Positive (negative) variance in other income	27	(3)	(118)	140	46
Net positive variance	**$1,947**	**$923**	**$111**	**$26**	**$3,007**

Industrial	Three months ended								Years ended	
	Mar. 31		June 30		Sept. 30		Dec. 31		Dec. 31	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Revenues from rental operations	$4,752	$2,160	$4,959	$2,364	$6,108	$3,721	$6,234	$4,639	$22,053	12,884
Rental property operating costs	1,949	887	1,895	919	2,126	1,275	2,378	1,913	8,348	4,994
Net operating income	$2,803	$1,273	$3,064	$1,445	$3,982	$2,446	$3,856	$2,726	$13,705	$7,890

The industrial sector reflects a YOY positive variance of $5,815 or 73.7%. Net operating income for the year totaled $13,705 compared with the $7,890 in 2004. The contributing factors include:

Same property YOY NOI variance	Three months ended March	June	Sept.	Dec.	Year ended Dec. 31, 2005
▪ NOI contribution from properties acquired	$1,399	$1,532	$1,511	$1,205	$5,647
▪ Impact of straight-lining or rents	48	31	50	71	200
▪ (Decrease) increase in amortization of above and below market in-place leases	(31)	(24)	(36)	3	(88)
▪ Net positive (negative) variance associated with occupancies	78	17	(47)	(230)	(182)
▪ Increase in cancellation penalties received	10	-	138	-	148
▪ (Increase) decrease in non-recoverable and bad debt expense	(77)	(44)	(37)	44	(114)
▪ Positive (negative) variance in other income	103	107	(43)	37	204
Net positive variance	**$1,530**	**$1,619**	**$1,536**	**$1,130**	**$5,815**

Residential	Three months ended								Years ended	
	Mar. 31		June 30		Sept. 30		Dec. 31		Dec. 31	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Revenues from rental operations	$1,300	$1,281	$1,364	$1,325	$1,390	$1,372	$1,294	$1,333	$5,348	$5,311
Rental property operating costs	812	904	840	833	872	703	780	745	3,304	3,185
Net operating income	$488	$377	$524	$492	$518	$669	$514	$588	$2,044	$2,126

Net operating income for the residential sector totaled $2,044 representing a YOY decrease of $82 or 3.9%. In summary, variances resulted from:

Same property YOY NOI variance	Three months ended March	June	Sept.	Dec.	Year ended Dec. 31, 2005
▪ Increase in revenues generated from rental increases on regular apartments	$27	$28	$40	$34	$129
▪ (Decrease) increase in revenues generated from the executive suites	(9)	11	(21)	(75)	(94)
▪ Positive (negative) variances in operating expenses	93	(7)	(170)	(33)	(117)
Net negative variance	**$111**	**$32**	**($151)**	**($74)**	**($82)**

INTEREST EXPENSE

Interest expense consists of interest paid on secured mortgages on the income-producing properties as well as interest on the REIT's general bank indebtedness, interest on convertible debentures, accretion of the liability component of the convertible debentures, amortization of the fair value debt adjustments on mortgages assumed on acquisitions, and amortization of deferred financing costs. As at December 31, 2005, interest expense totaled $26,413 compared with $20,184 in 2004. The YOY variance of $6,229 results from:

▪ Interest on secured mortgages on income producing properties acquired	$3,373
▪ Increase in interest on convertible debentures	1,989
▪ Interest on new mortgages put in place	1,517
▪ Increase on interest accretion on convertible debentures	89
▪ Increase in interest on general bank indebtedness	744
▪ Interest savings on secured mortgages repaid upon maturity	(965)
▪ Amortization of the fair value debt adjustments relating to mortgages assumed on the acquisition of certain properties	(71)
▪ Other, net	(447)
Net increase	**$6,229**

The table below reflects the weighted average interest rate on existing mortgages by quarter and YOY as well as the weighted-average term to maturity.

	2005				2004			
	Dec.	Sept.	June	Mar.	Dec.	Sept.	June	Mar.
Weighted-average interest rate	6.2%	6.2%	6.3%	6.3%	6.3%	6.3%	6.3%	6.4%
Weighted-average term to maturity (years)	5.08	5.33	5.46	5.61	5.83	6.07	5.30	3.54

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses, which consist of the REIT's overhead costs net of amounts recovered under operating expenses, totaled $2,150 for the year 2005 compared to $1,687 in 2004. The YOY variance of $463 is attributable to the following:

▪ Increase in capital taxes paid by the REIT's subsidiaries	$107
▪ Increase in legal, audit and professional fees	150
▪ Increase in costs associated with non-concluded acquisitions	67
▪ Other	139
Net increase	**$463**

AMORTIZATION EXPENSE

For the year ended December 31, 2005, total amortization (buildings and other) was $26,076 compared to $17,829 in 2004. The YOY increase of $8,247 results from approximately $5,294 of amortization of lease origination costs for in-place leases and tenant improvements incurred through acquisitions, as well as approximately $1,839 of amortization of buildings principally for properties acquired, and $1,114 of amortization on tenant improvements, commissions and property additions.

TRUST EXPENSES

Trust expenses in 2005 totaled $450 versus $542. The YOY decrease of $92 primarily results from the reduction of annual filling fees relating to the prospectuses in 2004 of $89.

INTERNALIZATION OF CONSTRUCTION MANAGEMENT

The CICA's abstract (EIC-138) concerning the accounting for the internalization of the management function in royalty and income trusts, requires that the consideration paid for the early termination of a management contract should be charged to expense in the same period as the management internalization transaction is consummated.

As a result of the acquisition and internalization of the REIT's construction management company on January 1, 2005 (see "2005 Overview" in previous pages), substantially all of the purchase price ($1,613 of the $1,638) was expensed by the REIT in accordance with EIC-138 with the exception of $25 for acquiring the fair value of the furniture, fixtures and computers.

DISTRIBUTABLE INCOME

Distributable income and distributable income per unit are non-GAAP measures and should not be construed as an alternative to net earnings and earnings per unit determined in accordance with GAAP as an indicator of the REIT's performance. The REIT's methods of calculating these measures may differ from other issuers' methods and accordingly, they may not be comparable to measures used by other issuers.

Distributable income represents net income determined in accordance with Canadian GAAP, subject to certain adjustments as set out in the Declaration of Trust. These adjustments include adding back amortization (but not amortization of tenant inducements and other leasing costs), income tax expense, amounts received under the AN Income Subsidy, and excluding any gains or losses on the disposition of assets. Also excluded are any amounts that the Trustees in their discretion determine to be appropriate, including the impact of the change in accounting policy for the straight-lining of contractual rent increases, the full impact of EIC-140, as well as the internalization of the REIT's construction management function which was fully expensed in accordance with EIC-138.

Distributable income by quarter and YOY are as follows:

	Three months ended - 2005				Twelve months ended Dec. 31	
	Mar. 31	June 30	Sept. 30	Dec. 31	2005	2004
Distributable Income	$7,041	$7,160	$7,540	$7,746	$29,487	$25,197
Per unit:						
Basic	$0.276	$0.279	$0.293	$0.301	$1.149	$1.052
Diluted	$0.267	$0.270	$0.282	$0.289	$1.108	$1.039
Distributions paid	$7,033	$7,064	$7,072	$7,080	$28,249	$26,473
Distributable income payout ratio	99.9%	98.7%	93.8%	91.4%	95.8%	105.1%

Increases in distributions paid reflects distributions made on units issued throughout the year on the REIT's DRIP (105,417 units in 2005); as well as 132,743 units issued as payment on the acquisition of the REIT's construction management division on March 31, 2005.

Leasing Data

In 2005, leases for 987,404 square feet of space expired at a weighted average net rental rate of $8.55 per square foot. Of this amount, 685,840 square feet having a weighted average net rental rate of $7.89 was renewed at a weighted average net rental rate of $8.01. During the same period, 587,104 square feet of vacant space was leased at a weighted average net rental rate of $10.98 per square foot.

The following tables reflect the REIT's average occupancies and net rental rates:

Occupancies	2005								2004	
	March 31,		June 30,		September 30,		December 31,		December 31,	
Segment	Area (sq.ft.)	Occupancy	Area (sq.ft.)	Occupancy	Area (sq.ft.)	Occupancy	Area (sq.ft.)	Occupancy	Area (sq.ft.)	Occupancy
Office	2,813,741	88.0%	2,813,741	86.9%	2,987,677	87.5%	2,987,677	88.4%	2,813,741	87.1%
Retail	1,434,400	94.7%	1,434,400	95.5%	1,434,400	95.9%	1,488,005	96.1%	1,432,100	96.6%
Industrial	2,757,535	87.1%	3,711,139	92.4%	3,711,139	90.4%	3,711,139	91.2%	2,531,925	89.9%
Residential	300,321	96.0%	300,321	98.8%	300,321	95.5%	300,321	92.8%	300,321	95.8%
Overall	7,305,997	89.3%	8,259,601	91.3%	8,433,537	90.5%	8,487,142	91.1%	7,078,087	90.4%

Net rental rate	2005				2004
Segment	March 31,	June 30,	September 30,	December 31,	December 31,
Office	$11.19	$11.03	$11.36	$11.35	$11.03
Retail	12.62	13.04	13.29	13.56	13.07
Industrial	5.28	4.97	4.99	5.00	5.38
Residential [(1)]	1,006.23	1,032.10	1,046.17	1,037.28	1,030.14
Overall	$9.54	$8.89	$9.11	$9.18	$9.70

1. The residential sector sets forth the average monthly gross rent per unit.

Since September 30, 2005, the overall portfolio occupancy level increased by 0.6% to 91.1%. The office, retail and industrial sectors reflected increases of 0.9%, 0.2% and 0.8% respectively. The increases in the office and industrial sectors resulted from increased leasing activity. As for the retail sector, the increase resulted from the opening in October 2005 of Best Buy (38,705 square feet) and Ares (14,900 square feet) in the new expansion space at Centre Laval. As for the residential sector, the decrease of 2.7% is attributable to vacancies as at December 31, in the 72 furnished apartments, which are leased on a short-term basis, and are historically mostly vacant at year end due to seasonal holidays.

The REIT'S YOY and QOQ occupancy levels and net rental rates may have been affected by acquisitions of properties having slightly lower occupancy levels and lower net rental rates than the existing portfolio averages. Excluding acquired properties the YOY same portfolio occupancy levels and net rental rates reflect the following:

		December 31, 2004		December 31, 2005	
Segment	Area (sq.ft.)	Occupancy	Net rental rate	Occupancy	Net rental rate
Office	2,813,741	87.1%	$11.03	88.0%	$11.11
Retail	1,432,100	96.6%	13.07	96.1%	13.40
Industrial	2,531,925	89.9%	5.38	87.3%	5.45
Residential (1)	300,321	95.8%	1,030.14	92.8%	1,037.28
Overall	7,078,087	90.4%	$9.70	89.6%	$9.83

1. The residential sector sets forth the average monthly gross rent per unit.

The same portfolio occupancy level in the office sector shows a YOY favorable variance of $0.9% resulting from leasing activities. The YOY retail and industrial sectors' unfavorable variances of 0.5%, and 2.6% respectively, which represents approximately 7,160 square feet of retail space and 65,830 square feet of industrial space, is attributable principally to expected move outs of tenants at lease expiry, as well as YOY vacancies resulting from tenant insolvencies. The YOY negative variance of 3.0% in the residential sector results from lower occupancy of the executive suites which are leased on short-term leases.

DEBT FINANCING AND CONTRACTUAL OBLIGATIONS

In addition to the issuance of 132,743 units on March 31, 2005, discussed previously (see "2005 Overview"), the REIT also completed the following financing activities:

During the year the REIT repaid upon maturity the mortgages on:

Property	Amount	Rate	Maturity
• 80 - 140 Lindsay Street, Dorval	$835	8.4%	January
• 8411 - 8453 Dalton Road, Mount-Royal	$497	8.4%	January
• 8459 - 8497 Dalton Road, Mount-Royal	$692	8.4%	January
• 9960 - 9970 Cote de Liesse Road, Lachine	$844	8.2%	May

On June 17, 2005 the REIT acquired a portfolio of three industrial properties and assumed a mortgage of $7,704 on the property located at 2105, 23rd Avenue, Lachine. The mortgage bears interest at 5.82%, has a 20 year amortization, and matures in February 2009.

On June 30, 2005 the REIT put in place a 10 year mortgage of $3,938 on another of the properties acquired on June 17, 2005 located at 1111, 46th Avenue, Lachine. The mortgage bears interest at 4.98%, has a 25 year amortization, and matures in July 2015.

On July 18, 2005 the REIT put in place a hypothecary loan of $18,000 on an industrial property located at 2000 Halpern, St. Laurent, which had been acquired on June 17, 2005. The loan bears interest at a rate of 4.68%, maturing on August 1, 2010, and has a 25 year amortization.

On September 1, 2005 the REIT acquired an office property located at 400 Cooper Street in Ottawa and assumed a mortgage of $7,749 bearing interest at 6.0%, having a 25 year amortization, and maturing on April 1, 2010. In addition, the REIT put in place a hypothecary loan of $11,000 bearing interest at 5.19%, on a 25 year amortization, maturing on September 1, 2015.

During the year, the REIT also extended on a month-to-month basis the following mortgages with the consent of the lenders, under the same terms and conditions, while negotiations on a new financing agreement were being finalized (see "Subsequent Events"):

Property	Principal Amount [1]	Rate	Maturity
• 3339 - 3403 Griffith Street, St. Laurent	$3,863	5.875%	July
• 777 St. Catherine Street West, Montreal	$7,131	7.870%	October
• 1925 - 1975 Hymus Blvd., Dorval	$1,717	8.250%	October
• 8100 Cavendish Blvd., St-Laurent	$2,384	5.875%	December
• 8545 - 8579 Dalton Road, Mount-Royal	$979	5.600%	December
• 8605 - 8639 Dalton Road, Mount-Royal	$951	5.600%	December

1. As at December 31, 2005

In addition, the REIT renewed its $50,000 credit facility for a six month period from November 1, 2005 to April 30, 2006. The credit facility is subject to annual reviews and consists of a general operating loan and letters of credit. Advances under the credit facility bear interest at prime plus 0.5% or at the rate for bankers' acceptances plus 2.25%. The terms of the credit facility provide for conditions precedent to draw-downs, events of default and negative covenants customary for operating facilities of such nature and certain negative covenants with respect to the incurrence of debt by the REIT. In addition to second ranking hypothecs on Place Alexis Nihon and Centre Laval, the facility is secured by a first ranking hypothec on the properties located at 1080 Beaver Hall Hill, Montreal, Quebec; 2102-2150, 32nd Avenue, Montreal (Lachine), Quebec; and 1615-1805, 55th Avenue, Montreal (Dorval), Quebec. The credit facility was renewed on the same terms and conditions except that if the occupancy rate of 1080 Beaver Hall Hill falls below 65% for a full quarter, the REIT will have 60 days from the end of such quarter to bring the occupancy rate up to 75%, failing which, the REIT will have to provide additional security in an amount of $10,000.

As at December 31, 2005, the REIT's debt secured by income-producing properties was $412,290 representing 52.8% of gross book value (book value of the REIT's assets plus accumulated amortization less intangible liabilities was $780,285), well below its 60% threshold limit. Including the convertible debentures, the percentage is 59.7% (limit 65%). Floating rate debt, which cannot exceed 15% of gross book value, totaled $41,969 or 5.4%.

The REIT's contractual obligations at December 31, 2005 were as follows:

	Payments due by period				
	Total	**Less than 1 year**	**1 - 3 years**	**4 - 5 Years**	**After 5 years**
Long-term debt	$370,099	$33,020	$146,483	$81,082	$109,514
Emphyteutic leases	18,791	411	831	832	16,717
Maintenance agreements	4,666	2,017	1,027	894	728
Convertible debentures	55,000	-	-	-	55,000
Total	**$448,556**	**$35,448**	**$148,341**	**$82,808**	**$181,959**

LIQUIDITY AND CAPITAL EXPENDITURES

Funds from operations ("FFO") is a measure of the funds generated from the business before reinvestment in the business or provision for other capital needs. The REIT considers FFO and particularly FFO per unit, to be an indicative measure of operating performance. FFO is not a measure defined by GAAP. FFO as presented is in accordance with the recommendations of the Real Property Association of Canada ("REALPac"). It may not, however, be comparable to similar measures presented by other real estate investment trusts. The following is the calculation of FFO based on the industry's standard definition:

	Three months ended - 2005				Twelve months ended December 31,	
FFO/Net Income Reconciliation:	**Mar. 31**	**June 30**	**Sept. 30**	**Dec. 31**	**2005**	**2004**
Net Income (per financial statements)	$415	$2,008	$1,816	$1,889	$6,128	$11,348
Adjustments to reconcile net income to FFO:						
Internalization of construction management company	1,613	-	-	-	1,613	-
Amortization of buildings	3,623	3,653	3,903	4,041	15,220	12,849
Other amortization, excluding amortization of furniture, fixtures & computers	2,340	2,470	2,795	3,065	10,670	4,776
Interest on the AN Convertible Debentures paid by units	-	-	-	-	-	197
Funds from operations	$7,991	$8,131	$8,514	$8,995	$33,631	$29,170
Distributions	$7,033	$7,064	$7,072	$7,080	$28,249	$26,473
FFO payout ratio	88.0%	86.9%	83.1%	78.7%	84.0%	90.8%
FFO per unit	$0.313	$0.317	$0.331	$0.350	$1.311	$1.218
Distributions per unit	$0.275	$0.275	$0.275	$0.275	$1.100	$1.100

The cash generated from operating activities, conventional mortgage financing, as well as funds from operating and acquisition facilities, have been used to meet all of the REIT's liquidity requirements in 2005 and were principally utilized for funding property acquisitions, principal repayments of debts on income-producing properties, and distributions to unitholders.

Management expects to be able to continue to meet all of the REIT's ongoing obligations and to finance future growth through the issuance of new equity as well as by using conventional real estate debt, short-term financing from the REIT's credit facilities, and the REIT's stable cash flow. The REIT currently has a theoretical acquisition capacity of approximately $117 million for growth investments, while still meeting its debt covenants.

CAPITAL EXPENDITURES, LEASING COMMISSIONS AND TENANT IMPROVEMENTS

Capital expenditures, leasing commissions and tenant improvements totaled $18,978 in 2005 compared to $17,540 in 2004. Details of the amounts incurred are as follows:

	Twelve months ended 2004	2005
Additions to buildings:		
Redevelopment - Centre Laval [1]	$ 3,836	$ 5,886
Parking repairs	2,125	1,833
Non-recoverable maintenance	461	1,078
Recoverable maintenance	3,762	1,101
Total additions to buildings	10,184	9,898
Tenant improvements & leasing costs:		
Renewals & vacant space lease-ups	2,464	5,902
Value enhancing [2]	-	644
Redevelopment	2,860	895
Leasing commissions	2,032	1,639
Total tenant improvements & leasing costs	7,356	9,080
Total	**$ 17,540**	**$ 18,978**

1. Includes an accrual of $2,357 for additions incurred but not yet paid for.
2. Reflects tenant improvements and leasing commissions spent leasing-up then vacant space on properties that have been acquired by the REIT, to the sustainable level of occupancy.

OUTSTANDING UNITS DATA

As of December 31, 2005, the Nihon/Massicotte Group hold approximately 30.1% of the 25,754,095 outstanding units of the Alexis Nihon REIT.

At February 28, 2006, there were 25,764,926 units of the REIT issued and outstanding.

EMPLOYEE UNIT PURCHASE PLAN

The REIT has in effect an Employee Unit Purchase Plan ("EUPP") which gives eligible employees the opportunity to acquire units of the REIT for between 2% and 5% of their gross salaries. The REIT contributes a further amount equal to 50% of the amount invested by the employees over the next five years. The contributions are used to purchase units of the REIT in the open market.

UNIT BONUS PLAN

In 2005, the REIT adopted a Unit Bonus Plan (the "Plan") which provides for the grant of Trust Units to key executives and any other employee designated by the board of directors of the REIT, up to a maximum of 40% of their overall bonus. Annually, the REIT contributes the amount of the bonus to be rendered under the Unit Bonus Plan to the trust administering the plan, which in turn purchases units of the REIT on the open market. The employees become entitled to the units and the income from the distributions over a three year period of continuous employment. The REIT's contributions and accumulated distributions are recorded as deferred compensation expense (included in other assets) and expensed over the vesting period.

In 2005, the REIT recorded a compensation expense of $73.

RELATED PARTY TRANSACTIONS

The following related party transactions were measured at the exchange amount, which is the amount established and agreed to by the related parties.

Head Lease

At the time of the IPO in December 2002, and in order to provide unitholders of the REIT with stable, predictable revenues in respect to 218,097 square feet of certain vacant spaces, the AN Head Lessee, a company under common control of certain trustees of the REIT, entered into a head lease with the REIT. The head lease is for a term of 10 years and, of the original head lease space, applied in 2005 to approximately 68,165 (2004 - 166,661) square feet of leasable area of the income-producing properties at specified market rental rates. For 2005, the head lease revenue amounted to $1,332 (2004 - $2,248).

An acceptable tenant must be approved by the members of the Head Lease Committee in order for the Head Lease space to be permanently retired. As at December 31, 2005, 39.2% of the remaining Head Lease area of 68,165 sq.ft., has been leased.

CRITICAL ACCOUNTING ESTIMATES

The financial statements are based on the selection and application of critical accounting policies set forth in the notes to the consolidated financial statements, which require management to make significant estimates and assumptions. Management believes that there are three critical areas of judgment in the application of accounting policies that affect the financial condition and results of operations of the REIT.

Impairment of long lived assets

Management reviews the long-lived assets used in operations for impairment when there is an event or change in circumstances that indicates an impairment in value. An asset is considered impaired when the undiscounted future cash flows are not sufficient to recover the asset's carrying value. If such impairment is present, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The evaluation of anticipated cash flows is based in part on assumptions regarding future occupancy, rental rates, capital requirements and residual values that could differ materially from actual results in future periods.

Property Acquisitions

For acquisitions of properties initiated on or after September 12, 2003, the CICA has issued guidance for accounting for operating leases in connection with these acquisitions. Through management's judgment and estimates, the purchase price must be allocated to land site improvements, building, the above or below market value of in place operating leases, the fair value of tenant improvements, in-place leasing costs and the value of the relationship with the existing tenants. These estimates will impact rentals from income properties, expense and amortization expense recorded on both a quarterly and annual basis.

Fair Value of Financial Instruments

Management reports the fair value of financial instruments. Fair value of financial instruments approximate amounts at which these instruments could be exchanged between knowledgeable and willing parties. The estimated fair values may differ in amount from that which could be realized in an immediate settlement of the instruments. Management estimates the fair value of mortgages payable based on current market rates for mortgages of similar terms. Fair values of convertible debentures are reported in the financial statements based on current market prices.

CHANGES IN ACCOUNTING POLICIES

a) Diluted Earnings per share

Effective October 1, 2005 the REIT adopted the Canadian Institute of Chartered Accountants ("CICA") Emerging Issues Committee Abstract ("EIC") No. 155 "The Effect of Contingently Convertible Instruments on the Computation of Diluted Earnings Per Share", retroactively with restatement. The adoption of the pronouncement had no material impact on the Diluted Net Income Per Unit of the REIT for the years ended December 31, 2004 and 2005.

b) Convertible Debt Instruments

Effective October 17, 2005 the REIT prospectively adopted EIC No. 158 "Accounting for Convertible Debt Instruments". The adoption of the pronouncement has had no material impact on the financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

The REIT maintains appropriate information systems, procedures and controls to ensure that new information disclosed externally is complete, reliable and timely. The Chief Executive Officer and the Chief Financial Officer of the REIT evaluated the effectiveness of the REIT's disclosure controls and procedures (as defined in Multilateral Instruments 52-109, *Certification of Disclosure in Issuers' Annual and Interim Filings*) as at December 31, 2005 and have concluded that such disclosure controls and procedures are operating effectively.

RISKS AND UNCERTAINTIES

Like any real estate ownership, there are certain risk factors inherent in the normal course of business of the REIT.

All immovable property investments are subject to elements of risk, including general economic conditions, local real estate markets, demand of leased premises and competition from other available premises.

The REIT is exposed to interest rate risk on its borrowings. It minimizes this risk by restricting total debt, excluding convertible debentures, to 60% of gross book value (65% including convertible debentures) and to 15% of gross book value on short-term floating rate borrowings. In addition, terms to maturity of long-term debt are staggered over time and are closely matched to the remaining average lease terms.

The REIT is exposed to credit risk as an owner of real estate in that tenants may become unable to pay the contracted rents. Management mitigates this risk by carrying out appropriate credit checks and related due diligence on the significant tenants. Although diversified by asset class and property type, the REIT's portfolio is concentrated in the Greater Montreal Area and National Capital Region and will derive most of its income from properties located in those regions. Consequently, the market value of the properties and the income generated from them could be negatively affected by changes in local and regional economic conditions.

The REIT has been structured to ensure that mandated investment guidelines and operating criteria are strictly adhered to. These policies govern such matters as the type and location of properties that the REIT can acquire, the maximum leverage allowed, the requirement for appropriate insurance coverage as well as environmental policies.

The REIT has maintained its ability to properly manage both operational and financial risks. The REIT's properties are leased under long-term arrangements to a diversified base of creditworthy tenants with strong covenants and are mainly financed with long-term fixed rate mortgages.

Other than as described above, no single tenant is critical to the REIT's ability to meet its financial obligations. The REIT's broad tenant base assists in attempting to fulfill its primary goal of maintaining a predictable cash flow. Risk is further minimized through a low vacancy rate and relatively few short-to-medium term lease renewals.

OUTLOOK

As appropriate, the REIT intends to pursue accretive acquisitions in current and adjacent markets that present favorable opportunities, with the goal of enhancing unitholder value. The current portfolio provides a strong base from which to achieve these objectives, and, with an experienced management team, the REIT is well positioned to capitalize on opportunities.

The top priority is to prudently manage and maximize the value of our current portfolio.

At the same time, the REIT is equally focused on aggressively managing costs and increasing operating efficiencies.

The REIT's quality, well located properties are competitively positioned in the Greater Montreal Area and National Capital Region. Its professional management team, and its focus on service, position the REIT particularly well in order to attract and retain long-term tenants.

Barring any unanticipated events, distributions to unitholders in 2006 are expected to remain at the current level.

SUBSEQUENT EVENTS

On January 10, 2006, the REIT put in place conventional first mortgage loans on 12 properties, as described below, totaling $38,934 for a 15 year term bearing interest at a rate of 5.174%. The loans are cross-collateralized and cross-defaulted, and subject to certain conditions. After a 5 year period, these provisions could be cancelled. Secondary financing is permitted subject to certain conditions.

Property	Mortgage Amount	Amortization Period
• 1925 - 1975 Hymus Blvd., Dorval	$3,953	30 years
• 80 - 140 Lindsay Street, Dorval	1,828	30 years
• 8411 - 8453 Dalton Road, Mount-Royal	1,166	30 years
• 8459 - 8497 Dalton Road, Mount-Royal	1,566	30 years
• 8545 - 8579 Dalton Road, Mount-Royal	1,725	30 years
• 8605 - 8639 Dalton Road, Mount-Royal	1,449	30 years
• 9960 - 9970 Cote de Liesse, Lachine	1,242	30 years
• 6320 - 6380 Cote de Liesse, St. Laurent	2,691	30 years
• 455 Fenelon Blvd., Dorval	8,617	30 years
• 3339 - 3403 Griffith Street, St. Laurent	5,037	30 years
• 8100 Cavendish Blvd., St. Laurent	3,657	25 years
• 1225 Volta Street, Boucherville	6,003	25 years
	$38,934	

In addition, on February 1, 2006 the REIT repaid the mortgage loan on 777 St. Catherine Street West, in the amount of $7,090.

The following discussion describes the business, the business environment, and management's expectations as at October 27, 2006. It should be read in conjunction with the consolidated financial statements of the Alexis Nihon Real Estate Investment Trust ("the REIT") for the three and nine month periods ended September 30, 2006, including the notes thereto, as well as management's discussion and analysis for the year ended December 31, 2005.

This discussion contains forward-looking statements relating to the REIT's operations and/or to the environment in which it operates, which are based on the REIT's expectations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, and/or are beyond the REIT's control. A number of important factors may cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include those set forth in other public filings of the REIT. Therefore, readers should not place undue reliance on any such forward-looking statements. In addition, these forward-looking statements speak only as of the date on which they are made and the REIT disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or circumstances or otherwise.

All amounts reflected in this discussion are in thousands of dollars except for per unit and square foot amounts.

OVERVIEW AND OBJECTIVES

The REIT is an unincorporated closed-end real estate investment trust created pursuant to the Declaration of Trust and is governed by the laws of the Province of Quebec. The REIT began operations on December 20, 2002.

The REIT units and convertible debentures are publicly traded and listed on the Toronto Stock Exchange ("TSX") under the symbols AN.UN and AN.DB respectively. Additional information relating to the REIT is also available on the REIT's website at www.alexisnihon.com and on SEDAR at www.sedar.com.

The objectives of the REIT are:

i. To provide unitholders with stable and growing cash distributions, payable monthly and, to the maximum extent practicable, income tax deferred; and

ii. To improve and maximize unit value through future acquisitions of additional income-producing properties and the ongoing active management or redevelopment of the REIT's properties.

DISTRIBUTION REINVESTMENT PLAN

The REIT has a Unitholder Distribution Reinvestment Plan ("DRIP") providing unitholders with the option of reinvesting their total monthly cash distributions in additional units of the REIT, thereby allowing them to steadily increase their ownership without incurring any commission or other transaction cost. To encourage participation, unitholders registered in the DRIP will also receive additional units equal in value to 3% of the monthly distribution otherwise payable. The Plan is administered by National Bank Trust Inc., the REIT's transfer agent (1-800-341-1419). Please visit our website to download our DRIP brochure.

THIRD QUARTER 2006

On August 1, 2006, the REIT announced the acquisition of a single-tenant industrial property in the Montreal borough of Pointe-Claire for $1,900 representing a going-in capitalization rate of approximately 9.1%. The property measures 40,000 square feet and is 100% occupied. The purchase price was funded by the REIT's credit facilities. In the near future, the REIT intends to put long term financing on the property.

On September 13, 2006, the REIT announced the acquisition of a single-tenant industrial property located in the Montreal borough of St-Laurent. The property measures 99,900 square feet and was acquired for $6,100 representing a going-in capitalization rate of 9.4%. The purchase price was funded by the REIT's credit facilities pending arrangements of mortgage financing.

As of September 30, 2006, the REIT's portfolio consisted of 65 office, retail and industrial properties (including a 426-unit multi-family residential property) aggregating 9.1 million square feet of leasable area of which 0.4 million square feet is co-owned. There are 62 properties located in the Greater Montreal Area and 3 in the National Capital Region. The chart below outlines the REIT's portfolio of properties and square footage:

Property Type	# of properties		Leasable area (square feet)	
	Wholly owned	**Co-owned**	**Wholly owned**	**Co-owned**
Office	20	-	2,987,677	-
Retail	10	-	1,602,552	-
Industrial	28	7 (2)	3,795,396	410,417
Residential	- (1)	-	300,321	-
Total	**58**	**7**	**8,685,946**	**410,417**

1. With respect to the "# of properties", Place Alexis Nihon has been included as one property in the office category. It includes two office towers, a retail concourse and a multi-family residential component.

2. The REIT owns 25% of 102,032 square feet (3 properties), and 50% of 308,385 square feet (4 properties).

The portfolio has a mix of approximately 950 non-residential tenancies, including many high quality, national tenants with strong covenants.

533

FINANCIAL PERFORMANCE

The financial results of the REIT for the last eight quarters are summarized in the following table:

	2004	2005				2006		
	Dec.	March	June	Sept.	Dec.	March	June	Sept.
Revenues from rental operations	$ 29,254	$ 28,988	$ 28,856	$ 30,671	$ 32,981	$ 32,685	$ 35,843	$ 33,843
Rental property operating costs	13,838	14,403	13,451	14,602	16,210	16,221	15,899	15,647
Net operating income	**15,416**	**14,585**	**15,405**	**16,069**	**16,771**	**16,464**	**19,944**	**18,196**
Interest	6,257	6,137	6,340	6,919	7,017	7,255	7,469	7,889
Amortization of buildings	3,632	3,623	3,653	3,903	4,041	4,020	4,109	4,156
Other amortization	2,532	2,383	2,515	2,839	3,119	3,063	3,347	3,856
Internalization of construction management	-	1,613	-	-	-	-	-	-
General and administrative	312	276	792	493	589	550	562	464
Trust expenses	49	138	97	99	116	150	111	108
	12,782	**14,170**	**13,397**	**14,253**	**14,882**	**15,038**	**15,598**	**16,473**
Net Income	**2,634**	**415**	**2,008**	**1,816**	**1,889**	**1,426**	**4,346**	**1,723**
Add/(Deduct):								
Amortization of buildings	3,632	3,623	3,653	3,903	4,041	4,020	4,109	4,156
Internalization of construction management	-	1,613	-	-	-	-	-	-
Cancellation fee received	-	-	-	-	-	-	(3,460)	-
Amortization of amounts recorded on acquisitions:								
Tenant improvements	7	32	31	32	32	32	69	69
Lease origination costs for in-place leases	1,742	1,880	1,949	2,209	2,293	2,292	2,458	2,845
Above and below market in-place leases	(153)	(58)	(65)	(56)	(53)	(56)	(54)	(64)
Accretion on liability component of convertible debentures	42	31	33	33	33	33	35	35
Amortization of fair value debt adjustments	(33)	(33)	(33)	(37)	(23)	(23)	(23)	(31)
Accrued rental revenue recognized on a straight-line basis	(508)	(462)	(416)	(360)	(466)	(335)	86	(484)
Distributable Income [1]	**$ 7,363**	**$ 7,041**	**$ 7,160**	**$ 7,540**	**$ 7,746**	**$ 7,389**	**$ 7,566**	**$ 8,249**
Distributions	**$ 7,017**	**$ 7,033**	**$ 7,064**	**$ 7,072**	**$ 7,080**	**$ 7,088**	**$ 7,097**	**$ 7,113**
Distributions per unit	$ 0.275	$ 0.275	$ 0.275	$ 0.275	$ 0.275	$ 0.275	$ 0.275	$ 0.275
Funds from operations [1]	**$ 8,730**	**$ 7,991**	**$ 8,131**	**$ 8,514**	**$ 8,995**	**$ 8,465**	**$ 11,756**	**$ 9,689**
Funds from operations per unit	$ 0.342	$ 0.313	$ 0.317	$ 0.331	$ 0.350	$ 0.329	$ 0.456	$ 0.375
Net income per unit:								
Basic	$ 0.103	$ 0.016	$ 0.078	$ 0.071	$ 0.073	$ 0.055	$ 0.168	$ 0.067
Diluted [2]	$ 0.103	$ 0.016	$ 0.078	$ 0.071	$ 0.073	$ 0.055	$ 0.168	$ 0.067
Distributable income per unit:								
Basic	$ 0.289	$ 0.276	$ 0.279	$ 0.293	$ 0.301	$ 0.287	$ 0.293	$ 0.319
Diluted	$ 0.280	$ 0.267	$ 0.270	$ 0.282	$ 0.289	$ 0.277	$ 0.282	$ 0.305
Total Assets	$ 663,126	$ 661,068	$ 710,104	$ 734,089	$ 730,621	$ 729,511	$ 759,853	$ 762,172
Total Debt [3]	$ 388,820	$ 390,247	$ 439,422	$ 465,354	$ 465,758	$ 473,498	$ 503,316	$ 511,973
Weighted average number of units:								
Basic	25,506,516	25,520,625	25,677,642	25,706,883	25,736,198	25,764,652	25,800,052	25,855,175
Diluted (for net income) [2]	25,506,516	25,520,625	25,677,642	25,706,883	25,736,198	25,764,652	25,800,052	25,855,175
Diluted (for distributable income)	29,535,822	29,549,931	29,706,948	29,736,189	29,765,504	29,793,958	29,829,358	29,884,481

1. Distributable income and Funds from operations are non-GAAP measures, see definition on pages 8 and 10.
2. Convertible debentures have been excluded from the calculations of the diluted net income per unit since they are anti-dilutive.
3. Total debt comprises debts secured by mortgages, bank indebtedness, and the liability component of convertible debentures.

Factors that have caused period to period variances in the REIT's financial results mainly result from acquisitions of properties completed by the REIT at various times throughout 2005 and 2006.

The period to period increases in the weighted average number of units (basic and diluted) used in calculating per unit amounts result from units issued via:

	Year-ended Dec. 31		Three months ended Sept. 30	Nine months ended Sept. 30
	2004	2005	2006	2006
▪ the REIT's DRIP	51,531	105,417	62,911	144,071
▪ the acquisition of the assets of ANC Construction Inc. (March 2005)	-	132,743	-	-

NET OPERATING INCOME

The quarterly and year-to-date ("YTD") analysis by sector of the REIT's net operating income ("NOI") is explained in greater detail in the following section entitled "Segmented Analysis". In summary, for the quarter ended September 30, 2006, NOI totaled $18,196 (YTD: $54,604) which was a year-over-year ("YOY") increase of $2,127 (YTD: $8,545) or 13.2% (YTD: 18.6%).

Of the increase, $936 (YTD: $4,443) is attributable to the NOI generated from the acquisition of properties acquired at various times YOY. Excluding acquired properties from the 2006 NOI, the same property NOI for the quarter and YTD would have totaled $17,260 (YTD: $50,161) reflecting a positive variance of $1,191 (YTD: $4,102) or 7.4% (YTD: 8.9%) over 2005.

Same property YOY NOI variance	Three months ended Sept. 30, 2006	Nine months ended Sept. 30, 2006
▪ Increase (decrease) in straight-lining of rents	$124	($505)
▪ Increase (decrease) in amortization of above and below market in-place leases	8	(5)
▪ Net positive variance associated with occupancies and redevelopment	620	1,309
▪ Decrease (increase) in non-recoverable and bad debt expense	218	(202)
▪ Increase in cancellation penalties received	379	3,664
▪ Negative variance in other income	(278)	(370)
▪ Increase in the residential sector NOI	120	211
Net positive variance	**$1,191**	**$4,102**

Excluding the YOY impact of straight-lining of rents and other accounting changes, the same property portfolio NOI reflected an increase of $1,059 (YTD: $4,612) or 6.8% (YTD: 10.3%).

SEGMENTED ANALYSIS

Office	Three months ended Sept. 30, 2005	Three months ended Sept. 30, 2006	Nine months ended Sept. 30, 2005	Nine months ended Sept. 30, 2006
Revenues from rental operations	$14,848	$15,966	$43,549	$47,653
Rental property operating costs	7,809	8,067	22,498	25,203
Net operating income	**$7,039**	**$7,899**	**$21,051**	**$22,450**

Net operating income from office rental operations totaled $7,899 for the quarter (YTD: $22,450) compared with $7,039 (YTD: $21,051) in 2005 representing an increase of $860 (YTD: $1,399) or 12.2% (YTD: 6.6%). The variance is summarized as follows:

YOY NOI variance	Three months ended Sept. 30, 2006	Nine months ended Sept. 30, 2006
▪ NOI contribution from properties acquired	$357	$1,680
▪ Decrease in straight-lining of rents	(50)	(118)
▪ Increase in amortization of above and below market in-place leases	7	24
▪ Positive variance associated with occupancies	82	32
▪ Positive (negative) variance in non-recoverable and bad debt expense	87	(427)
▪ Increase in cancellation fees received	496	312
▪ Negative variance in other income	(119)	(104)
Net positive variance	**$860**	**$1,399**

Retail	Three months ended Sept. 30, 2005	Three months ended Sept. 30, 2006	Nine months ended Sept. 30, 2005	Nine months ended Sept. 30, 2006
Revenues from rental operations	$8,325	$9,531	$25,093	$31,026
Rental property operating costs	3,795	4,223	11,464	12,816
Net operating income	**$4,530**	**$5,308**	**$13,629**	**$18,210**

For the quarter, the retail sector net operating income totaled $5,308 (YTD: $18,210) compared with $4,530 (YTD: $13,629) in 2005. The positive variance of $778 (YTD: $4,581) or 17.2% (YTD: 33.6%) is detailed as follows:

YOY NOI variance	Three months ended Sept. 30, 2006	Nine months ended Sept. 30, 2006
▪ NOI contribution from properties acquired	$272	$589
▪ Increase (decrease) in straight-lining of rents	123	(484)
▪ Net positive variance associated with occupancies and redevelopment	350	920
▪ Positive variance in non-recoverable and bad debt expense	125	195
▪ Increase in cancellation fees received	-	3,442 [1]
▪ Negative variance in other income	(92)	(81)
Net positive variance	**$778**	**$4,581**

(1) During the second quarter, the REIT entered into a lease termination agreement with Club Monaco Corp. (the "Tenant") who occupied 19,753 square feet at the REIT's retail property located at 777 St-Catherine Street West, Montreal, and whose lease was to expire on January 31, 2016. At the same time, the REIT entered into a lease agreement with Gap (Canada) Inc. (the "New Tenant") for a 10 year term. The termination agreement called for the tenant to pay the REIT a $4,000 lease cancellation fee, representing the present value of the difference in rental between the Tenant and the New Tenant. The Board of Trustees, in accordance with the REIT's Contract of Trust,

approved by way of resolution that $3,460 of the cancellation fee (representing the cancellation fee net of three months of accelerated rent), which is recorded as revenue, be excluded from the REIT's Distributable Income (see "Distributable Income").

Industrial	Three months ended Sept. 30,		Nine months ended Sept. 30,	
	2005	2006	2005	2006
Revenues from rental operations	$6,108	$6,867	$15,819	$19,483
Rental property operating costs	2,126	2,516	5,971	7,281
Net operating income	**$3,982**	**$4,351**	**$9,848**	**$12,202**

The industrial sector reflects a YOY positive variance of $369 (YTD: $2,354) or 9.3% (YTD: $23.9%). Net operating income for the quarter totaled $4,351 (YTD: $12,202) compared with the $3,982 (YTD: $9,848) in 2005. The contributing factors include:

YOY NOI variance	Three months ended Sept. 30, 2006	Nine months ended Sept. 30, 2006
▪ NOI contribution from properties acquired	$307	$2,174
▪ Impact of straight-lining of rents	51	97
▪ Increase (decrease) in amortization of above and below market in-place leases	1	(29)
▪ Net positive variance associated with occupancies	188	357
▪ Decrease in cancellation penalties received	(117)	(90)
▪ Positive variance in non-recoverable and bad debt expense	6	30
▪ Negative variance in other income	(67)	(185)
Net positive variance	**$369**	**$2,354**

Residential	Three months ended Sept. 30,		Nine months ended Sept. 30,	
	2005	2006	2005	2006
Revenues from rental operations	$1,390	$1,479	$4,054	$4,209
Rental property operating costs	872	841	2,523	2,467
Net operating income	**$518**	**$638**	**$1,531**	**$1,742**

Net operating income for the residential sector totaled $638 (YTD: $1,742) representing a YOY increase of $120 (YTD: $211) or 23.2% (YTD: 13.8%). In summary, variances resulted from:

YOY NOI variance	Three months ended Sept. 30, 2006	Nine months ended Sept. 30, 2006
▪ Increase in revenues generated from rental increases on regular apartments	$28	$123
▪ Increase in revenues generated from the executive suites	60	31
▪ Positive variance in operating expenses	32	57
Net positive variance	**$120**	**$211**

INTEREST EXPENSE

Interest expense consists of interest paid on secured mortgages on the income-producing properties as well as interest on the REIT's general bank indebtedness, interest on convertible debentures, accretion of the liability component of the convertible debentures, amortization of the fair value debt adjustments on mortgages assumed on acquisitions, and amortization of deferred financing costs. As at September 30, 2006, interest expense totaled $7,889 (YTD: $22,613) compared with $6,919 (YTD: $19,396) in 2005. The YOY variance of $970 (YTD: $3,217) results from:

	Three months ended Sept. 30, 2006	Nine months ended Sept. 30, 2006
▪ Interest on secured mortgages on income-producing properties acquired	$454	$1,771
▪ Decrease in interest on convertible debentures	(7)	(7)
▪ Interest on new mortgages put in place	338	977
▪ Increase on interest accretion on convertible debentures	2	6
▪ Increase in interest on general bank indebtedness	376	1,155
▪ Interest savings on secured mortgages repaid upon maturity	(142)	(402)
▪ Amortization of the fair value debt adjustments relating to mortgages assumed on the acquisition of certain properties	6	26
▪ Other, net	(57)	(309)
Net increase	**$970**	**$3,217**

The table below reflects the weighted-average interest rate on the REIT's existing mortgages for the last eight quarters as well as the weighted-average term to maturity:

	2004	2005				2006		
	Dec.	Mar.	June	Sept.	Dec.	Mar.	June	Sept.
Weighted-average interest rate	6.3%	6.3%	6.3%	6.2%	6.2%	6.1%	6.1%	6.1%
Weighted-average term to maturity (years)	5.83	5.61	5.46	5.33	5.08	6.02	5.84	5.60

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses, which consist of the REIT's overhead costs, net of amounts recovered under operating expenses, totaled $464 (YTD: $1,576) for the quarter compared to $493 (YTD: $1,561) in 2005. General and Administrative expenses are slightly lower than the same period in 2005.

AMORTIZATION EXPENSE

For the quarter ended September 30, 2006, amortization (buildings and other) totaled $8,012 (YTD: $22,551) compared to $6,742 (YTD: $18,916) in 2005. The YOY increase of $1,270 (YTD: $3,635) results from approximately $673 (YTD: $1,632) of amortization of lease origination costs for in-place leases and tenant improvements incurred through acquisitions, as well as approximately $105 (YTD: $801) of amortization of buildings principally for properties acquired, and $492 (YTD: $1,202) of amortization on tenant improvements, commissions and property additions.

Trust Expenses

Trust expenses during the third quarter of 2006 totaled $108 (YTD: $369) versus $99 (YTD: $334) in 2005. The YOY increase of $9 (YTD: $35) primarily results from higher trustee fees associated with the REIT's growth.

Distributable Income

Distributable income and distributable income per unit are non-GAAP measures and should not be construed as an alternative to net earnings and earnings per unit determined in accordance with GAAP as an indicator of the REIT's performance. The REIT's methods of calculating these measures may differ from other issuers' methods and accordingly, they may not be comparable to measures used by other issuers.

Distributable income represents net income determined in accordance with Canadian GAAP, subject to certain adjustments as set out in the Declaration of Trust. These adjustments include adding back amortization (but not amortization of tenant inducements and other leasing costs) and income tax expense and excluding any gains or losses on the disposition of assets. Also excluded are any amounts that the Trustees in their discretion determine to be appropriate, including the impact of the change in accounting policy for the straight-lining of contractual rent increases, the full impact of EIC-140, the internalization of the REIT's construction management function which was fully expensed in accordance with EIC-138, as well as $3,460 of the $4,000 cancellation penalty received by the REIT during the second quarter (see "Retail" under the "Segmented Analysis" section).

Distributable income for the quarter compared to 2005, is as follows:

	Three months ended Sept. 30,		Nine months ended Sept. 30,	
	2005	2006	2005	2006
Distributable Income	$7,540	$8,249	$21,741	$23,204
Per unit:				
Basic	$0.293	$0.319	$0.848	$0.899
Diluted	$0.282	$0.305	$0.819	$0.863
Distributions paid	$7,072	$7,113	$21,169	$21,298
Distributable income payout ratio	93.8%	86.2%	97.4%	91.8%

Leasing Data

To date in 2006, leases for 780,668 square feet of space expired at a weighted average net rental rate of $8.81 per square foot. Of this amount, 594,770 square feet having a weighted average net rental rate of $9.01 was renewed at a weighted average net rental rate of $9.11. During the same period, 492,438 square feet of vacant space was leased at a weighted average net rental rate of $9.46 per square foot.

The following tables reflect the REIT's portfolio average occupancies and net rental rates as at September 30, 2006 in comparison to last quarter (June 30, 2006) and to the same quarter last year (September 30, 2005):

Occupancies	September 30, 2005		June 30, 2006		September 30, 2006	
Segment	**Area (sq.ft.)**	**Occupancy**	**Area (sq.ft.)**	**Occupancy**	**Area (sq.ft.)**	**Occupancy**
Office	2,987,677	87.5%	2,987,677	88.2%	2,987,677	86.8%
Retail	1,434,400	95.9%	1,586,122	95.0%	1,602,552	96.1%
Industrial	3,711,139	90.4%	3,953,483 (1)	94.1% (1)	4,107,906 (1)	94.5% (1)
Residential	300,321	95.5%	300,321	97.7%	300,321	98.8%
Overall	**8,433,537**	**90.5%**	**8,827,603** (1)	**92.4%** (1)	**8,998,456** (1)	**92.4%** (1)

Net rental rate			
Segment	**September 30, 2005**	**June 30, 2006**	**September 30, 2006**
Office	$11.36	$11.51	$11.47
Retail	13.29	13.74	13.31
Industrial	4.99	5.02	4.99
Residential [2]	1,046.17	1,056.72	1,089.18
Overall	**$9.11**	**$9.22**	**$9.08**

1. Excludes 97,907 square feet at 2400 Trans-Canada, Pointe-Claire, Quebec, which is to be redeveloped (110,907 square feet; June 30, 2006).
2. The residential sector sets forth the average monthly gross rent per unit.

Since June 30, 2006, the REIT's overall portfolio occupancy level has remained unchanged at 92.4%. The retail, industrial and residential sectors reflected increases of 1.1%, 0.4% and 1.1% respectively. The office sector reflected a decrease of 1.4% since last quarter. The retail and industrial sector increases resulted from increased leasing activity, as well as from the acquisition of two 100% occupied industrial properties since June 30, 2006. Excluding these acquisitions, the industrial sector would have reflected an increase of 0.2% (94.3% occupancy). The office sector decrease in occupancy of 1.4%, representing approximately 42,000 square feet, resulted primarily from a tenant exercising their right to an early termination (20,000 square feet) as well as a tenant bankruptcy (20,000 square feet). As for the residential sector, the increase resulted from stronger demand for the 72 furnished apartments, which are leased on a short-term basis.

The REIT'S YOY and quarter over quarter ("QOQ") same portfolio occupancy levels and net rental rates excluding acquired properties since September 30, 2005, are as follows:

		September 30, 2005		June 30, 2006		September 30, 2006	
Segment	**Area (sq.ft.)**	**Occupancy**	**Net rental rate**	**Occupancy**	**Net rental rate**	**Occupancy**	**Net rental rate**
Office	2,987,677	87.5%	$11.36	88.2%	$11.51	86.8%	$11.47
Retail	1,434,400	95.9%	13.29	95.1%	13.69	96.8%	13.33
Industrial	3,711,139	90.4%	4.99	93.8%	5.01	93.9%	5.03
Residential [1]	300,321	95.5%	1,046.17	97.7%	1,056.72	98.8%	1,089.18
Overall	**8,433,537**	**90.5%**	**$9.11**	**92.1%**	**$9.25**	**92.1%**	**$9.20**

1. The residential sector sets forth the average monthly gross rent per unit.

As reflected above, the same portfolio occupancy levels in the retail and industrial sectors shows YOY favorable variances of 0.9% and 3.5% respectively resulting from leasing activities. The YOY office sector occupancy decreased by 0.7% or approximately 20,900 square feet. As for the YOY positive variance of 3.3% in the residential sector, this resulted from higher occupancy of the executive suites, which are leased on short-term leases.

DEBT FINANCING AND CONTRACTUAL OBLIGATIONS

As at September 30, 2006, the REIT's debt secured by income-producing properties was $458,402 representing 55.0% of gross book value (book value of the REIT's assets plus accumulated amortization less intangible liabilities was $832,940), well below its 60% threshold limit. Including the convertible debentures, the percentage is 61.5% (limit 65%). Floating rate debt, which cannot exceed 15% of gross book value, totaled $57,063 or 6.9%.

The REIT's other contractual obligations remained unchanged from December 31, 2005.

LIQUIDITY AND CAPITAL EXPENDITURES

Funds from operations ("FFO") is a measure of the funds generated from the business before adjusting for capital needs and leasing costs. Adjusted funds from operations ("AFFO") is an alternative method of determining available cash flow after adjusting FFO for capital needs and leasing costs. The REIT considers FFO, FFO per unit, as well as AFFO to be indicative measures of operating performance. FFO and AFFO are not measures defined by GAAP but are becoming more widely used by the real estate industry and are presented herein in accordance with the recommendation of the Real Property Association of Canada ("REALpac"). It may not, however, be comparable to similar measures presented by other real estate investment trust. The following are the calculations of FFO and AFFO based on the industry's standard definition:

	Three months ended September 30		Nine months ended September 30	
	2005	2006	2005	2006
Net Income (per financial statements)	$1,816	$1,723	$4,239	$7,495
Adjustments to reconcile net income to FFO:				
Internalization of construction management company	-	-	1,613	-
Amortization of buildings	3,903	4,156	11,179	12,285
Other amortization, excluding amortization of furniture, fixtures & computers	2,796	3,810	7,605	10,130
Funds From Operations (FFO)	**$8,515**	**$9,689**	**$24,636**	**$29,910**
Deduct / (Add):				
Cancellation fee received	-	522	-	3,982
Accrued rental revenue recognized on a straight-line basis	360	484	1,238	733
Above and below market in-place leases	56	64	179	174
Normalized leasing costs [1]	1,429	1,429	4,287	4,287
Capital expenditure reserve [2]	307	338	885	1,023
Adjusted Funds From Operation (AFFO)	**$6,363**	**$6,852**	**$18,047**	**$19,711**
Distributions	$7,072	$7,113	$21,169	$21,298
FFO payout ratio	83.1%	73.4%	85.9%	71.2%
FFO per unit [3]	$0.331	$0.375	$0.961	$1.159
AFFO payout ratio	111.1%	103.8%	117.3%	108.1%
AFFO per unit [3]	$0.248	$0.265	$0.704	$0.764

1. Calculated based on the REIT's estimation of the average leasing costs associated with its portfolio of properties subsequent to achieving a stabilized occupancy, projected over the years 2007 to 2010.
2. Calculated as 1% of total revenues.
3. Based on the weighted average number of units outstanding.

The cash generated from operating activities, conventional mortgage financings, as well as funds from operating and acquisition facilities have been used to meet all of the REIT's liquidity requirements during the quarter and were principally utilized for funding property acquisitions, principal repayments of debts on income-producing properties, and distributions to unitholders.

541

Management expects to be able to continue to meet all of the REIT's ongoing obligations and to finance future growth through the issuance of new equity as well as by using conventional real estate debt, short-term financing from the REIT's credit facilities, and the REIT's stable cash flow. The REIT currently has a theoretical acquisition capacity of approximately $85,000 for growth investments, while still meeting its debt covenants.

CAPITAL EXPENDITURES, LEASING COMMISSIONS AND TENANT IMPROVEMENTS

Capital expenditures, leasing commissions and tenant improvements totaled $3,886 during the quarter (YTD: $11,350). Details of the amounts incurred are as follows:

	Three months ended Sept. 30, 2006	Nine months ended Sept. 30, 2006
Additions to buildings:		
Residential tower renovations	$ 124	$ 1,537
Redevelopment	1,008	1,368
Parking repairs	(30)	286
Non-recoverable capital maintenance	98	124
Recoverable maintenance	751	1,670
Total additions to buildings	1,951	4,985
Tenant improvements & leasing costs:		
Renewals & vacant space lease-ups	1,142	4,647
Value enhancing [1]	393	619
Leasing commissions	400	1,099
Total tenant improvements & leasing costs	1,935	6,365
Total	**$ 3,886**	**$ 11,350**

1. Reflects tenant improvements and leasing commissions spent leasing-up then vacant space on properties that have been acquired by the REIT, to the sustainable level of occupancy.

OUTSTANDING UNITS DATA

As of September 30, 2006, the Nihon/Massicotte Group hold approximately 29.3% of the 25,898,166 outstanding units of the Alexis Nihon REIT.

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation of the design of the REIT's disclosure controls and procedures was conducted as of September 30, 2006, by and under the supervision of the REIT's management, including the President and Chief Executive Office (the "CEO"), the Executive Vice-President and Chief Operating Officer (the "COO"), as well as the Senior Vice-President and Chief Financial Office (the "CFO"). Based on this evaluation, the CEO, COO and CFO have concluded that the REIT's disclosure controls and procedures, as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings, are designed effectively to ensure that information required to be disclosed in reports that the REIT file's or submits under Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules and forms.

RISKS AND UNCERTAINTIES

Like any real estate ownership, there are certain risk factors inherent in the normal course of business of the REIT.

All immovable property investments are subject to elements of risk, including general economic conditions, local real estate markets, demand of leased premises and competition from other available premises.

The REIT is exposed to interest rate risk on its borrowings. It minimizes this risk by restricting total debt, excluding convertible debentures, to 60% of gross book value (65% including convertible debentures) and to 15% of gross book value on short-term floating rate borrowings. In addition, terms to maturity of long-term debt are staggered over time and are closely matched to the remaining average lease terms.

The REIT is exposed to credit risk as an owner of real estate in that tenants may become unable to pay the contracted rents. Management mitigates this risk by carrying out appropriate credit checks and related due diligence on the significant tenants. Although diversified by asset class and property type, the REIT's portfolio is concentrated in the Greater Montreal Area and National Capital Region and will derive most of its income from properties located in those regions. Consequently, the market value of the properties and the income generated from them could be negatively affected by changes in local and regional economic conditions.

The REIT has been structured to ensure that mandated investment guidelines and operating criteria are strictly adhered to. These policies govern such matters as the type and location of properties that the REIT can acquire, the maximum leverage allowed, the requirement for appropriate insurance coverage as well as environmental policies.

The REIT has maintained its ability to properly manage both operational and financial risks. The REIT's properties are leased under long-term arrangements to a diversified base of creditworthy tenants with strong covenants and are mainly financed with long-term fixed rate mortgages.

Other than as described above, no single tenant is critical to the REIT's ability to meet its financial obligations. The REIT's broad tenant base assists in attempting to fulfill its primary goal of maintaining a predictable cash flow. Risk is further minimized through a low vacancy rate and relatively few short-to-medium term lease renewals.

OUTLOOK

As appropriate, the REIT intends to pursue accretive acquisitions in current and adjacent markets that present favorable opportunities, with the goal of enhancing unitholder value. The current portfolio provides a strong base from which to achieve these objectives, and, with an experienced management team, the REIT is well positioned to capitalize on opportunities.

The top priority is to prudently manage and maximize the value of our current portfolio.

At the same time, the REIT is equally focused on aggressively managing costs and increasing operating efficiencies.

The REIT's quality, well located properties are competitively positioned in the Greater Montreal Area and National Capital Region. Its professional management team, and its focus on service, position the REIT particularly well in order to attract and retain long-term tenants.

Barring any unanticipated events, distributions to unitholders in 2006 are expected to remain at the current level.

SUBSEQUENT EVENTS

On October 2, 2006, the REIT put in place a 10-year hypothecary loan of $10,575 on one of its retail properties located at 777 Ste-Catherine Street West. The loan bears interest at 5.31% and has a 30-year amortization period. The previous loan amount of $7,090 on the property had been paid down on February 1, 2006.

On October 13, 2006, the REIT put in place a 5-year hypothecary loan of $3,075 on an industrial property located at 5055 Levy Street in the borough of St-Laurent, Montreal, which it had acquired on May 31, 2006. The loan bears interest at 5.138% and has a 30-year amortization period.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Alexis Nihon Real Estate Investment Trust ("**Alexis Nihon**")
1, Place Alexis Nihon
Suite 1010
Montréal, Québec
H3Z 3B8

Item 2 Date of Material Change

December 3, 2006

Item 3 News Release

A press release was disseminated on December 4, 2006 from Montreal, Québec and Québec City, Québec.

Item 4 Summary of Material Change

Alexis Nihon has announced that it has executed a combination agreement (the "**Combination Agreement**") with Cominar Real Estate Investment Trust ("**Cominar**") to combine Alexis Nihon and Cominar to create what will be known as Cominar Nihon Real Estate Investment Trust ("**Cominar Nihon**") pursuant to which (a) Cominar has agreed to acquire all of the issued and outstanding units of Alexis Nihon (the "**Offer**") for, at the election of each Alexis Nihon unitholder, either: (i) $17.00 in cash, or (ii) 0.77 of a Cominar unit (subject to pro ration as described below in Item 5), and (b) to acquire all or substantially all of the assets of Alexis Nihon (the "**Exchange**").

Item 5 Full Description of Material Change

Alexis Nihon announced that Cominar has agreed to make the Offer at a price of $17.00 in cash, subject to proration as described below for a total cash amount of $127.5 million (the "**Cash Amount**") or (ii) 0.77 of a Cominar unit, subject to proration as described below for the issuance of 17,294,833 units of Cominar (the "**Unit Amount**"). To the extent that less than the Cash Amount is used to pay for the units of Alexis Nihon (the "**Alexis Nihon Units**") under the Offer, Alexis Nihon will redeem, on a pro rata basis from all holders of Alexis Nihon Units (except Alexis Nihon Units then held by Cominar or any subsidiary or affiliate of Cominar) such number of Alexis Nihon Units at a price of $17.00 per Alexis Nihon Unit, having a value equal to the difference between $127.5 million and the amount of cash needed to pay for Alexis Nihon Units under the Offer (the "Redemption"). To the extent that more than $127.5 million in cash payments is elected under the Offer, then the cash will be pro-rated and unit holders will receive the remainder of the consideration in the form of units of Cominar under either the Offer or the Exchange, at their election. Cominar expects to mail the Offer and a take-over bid circular to unit holders of Alexis Nihon prior to December 25, 2006.

The Offer will trigger the right of the holders of Alexis Nihon convertible debentures (the "**Debentures**") to request that their Debentures be purchased on the 30th day following the closing of the transaction for a price equal to 101% of the principal amount of each Debenture plus any accrued and unpaid interest thereon.

Robert A. Nihon and entities controlled by him, directly and indirectly, owning approximately 16.3% of Alexis Nihon Units, have entered into a lock-up agreement supporting the transaction (the "**Lock-Up Agreement**"). Under the Lock-Up Agreement, Mr. Nihon agreed to vote in favour of the Exchange and not to tender his Alexis Nihon Units to the Offer. While there exists no other transaction involving Alexis Nihon and none is expected, Senator Paul J. Massicotte has not entered into a lock-up agreement and has reserved his rights as a unitholder. The Lock-up Agreement may be terminated by the unitholders that are party thereto upon termination of the Combination Agreement.

The $17.00 of cash consideration per Alexis Nihon Unit represents a 19.4% premium over the 20-day volume weighted average price of the Alexis Nihon Units to December 1, 2006. Alexis Nihon unitholders may elect to tender their Alexis Nihon Units on a taxable or tax deferred basis.

Following the taking up and payment for Alexis Nihon Units under the Offer and the Redemption, Cominar and Alexis Nihon have agreed, pursuant to the Combination Agreement, to enter into the Exchange, on the terms set forth in the Combination Agreement.

The Board of Trustees of Alexis Nihon has received an opinion from its financial advisor CIBC World Markets that the consideration offered under the transaction is fair, from a financial point of view, to the unitholders of Alexis Nihon and has unanimously approved (Messrs. Nihon and Massicotte abstained from voting) the Offer and the Exchange (the Offer and the Exchange are hereinafter collectively referred to as the "**Combination**") and recommends that Alexis Nihon unitholders vote in favour of the Combination at the special meeting of the Alexis Nihon unitholders which will be called to consider the proposed transaction in early February, 2007 (the "**Meeting**"). National Bank Financial Inc. is acting as financial advisor to Cominar and has committed to provide the financing required to effect the Combination and to fund related transaction costs.

The Combination will be subject to a number of conditions, including but not limited to approval of the Exchange by 66⅔% (sixty-six and two-thirds percent) of the Alexis Nihon unitholders present in person or by proxy at the Meeting.

The Combination Agreement contains customary provisions prohibiting each of Alexis Nihon and Cominar from soliciting any other acquisition proposal but allowing termination in certain circumstances, including receipt of an unsolicited bona fide acquisition proposal from a third party that its Board of Trustees, in the exercise of its fiduciary duties, and in accordance with the terms and conditions of the Combination Agreement, finds to be superior to the proposed transaction, subject to the payment by Alexis Nihon of a termination fee to Cominar of $12.5 million.

The Combination Agreement also allows Alexis Nihon and Cominar to continue to declare and pay their monthly cash distributions to their Unitholders in the ordinary course of business, although the distribution reinvestment plan of Alexis Nihon providing for the purchase of additional Alexis Nihon Units with cash distributions bearing an effective date of December 20, 2002 has been suspended.

Following the completion of the proposed transaction, Cominar Nihon will have a market capitalization exceeding $1.2 billion and will have total assets of approximately $1.8 billion.

The Combination Agreement has been filed on Sedar and its description herein is subject in its entirety to such agreement.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information, please contact Mr. Guy Charron, Executive Vice President and Chief Operating Officer of Alexis Nihon at (514) 931-2591.

Item 9 Date of Report

December 6, 2006

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Alexis Nihon Real Estate Investment Trust ("**Alexis Nihon**")
1, Place Alexis Nihon
Suite 1010
Montréal, Québec
H3Z 3B8

Item 2 Date of Material Change

December 6, 2006

Item 3 News Release

A press release was disseminated on December 6, 2006 from Montreal, Québec.

Item 4 Summary of Material Change

The Board of Trustees of Alexis Nihon REIT has appointed Mr. Robert A. Nihon as Executive Chairman. This announcement comes as a result of Mr. Paul J. Massicotte's decision to resign from his position as chief executive officer and as a trustee of the REIT.

Item 5 Full Description of Material Change

See attached press release.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information, please contact Mr. Guy Charron, Executive Vice President and Chief Operating Officer of Alexis Nihon at (514) 931-2591.

Item 9 Date of Report

December 8, 2006



For immediate release

ALEXIS NIHON ANNOUNCES APPOINTMENT OF ROBERT A. NIHON AS EXECUTIVE CHAIRMAN

Paul J. Massicotte resigns as CEO and Trustee of the REIT

Montreal, Quebec – December 6, 2006 – The Board of Trustees of Alexis Nihon REIT (TSX: AN.UN) today announced it has appointed Mr. Robert A. Nihon as Executive Chairman, effective immediately. This announcement comes as a result of Mr. Paul J. Massicotte's notification early this morning to the Board of Trustees of his decision to resign from his position as chief executive officer and as a trustee of the REIT, effective immediately.

"My immediate priority as Executive Chairman is to oversee the successful completion of our combination transaction with Cominar REIT," said Mr. Nihon. "This is a very compelling transaction and we believe COMINAR NIHON REIT will provide considerable benefits to unitholders by creating a REIT that is unparalleled in terms of size, scope and portfolio diversification."

Mr. Guy Charron will continue, as in the recent past, to oversee day-to-day operations in his capacity as Executive Vice President and Chief Operating Officer.

As had previously been announced on October 10, 2006, Senator Massicotte was due to step down in early 2007, in order to attend to his duties as a member of the Senate of Canada and his other activities.

The Board of Trustees and Robert A. Nihon, as Executive Chairman of the REIT, said: "We would like to thank Senator Massicotte for his service and dedication to the REIT and wish him well in his future endeavours."

The combination of COMINAR and ALEXIS NIHON was announced on Dec. 4, 2006. The proposed transaction will see the creation of an entity that will have a market capitalization exceeding $1.2 billion, making it the 8th largest real estate investment trust in Canada in terms of market capitalization. COMINAR NIHON will also have total assets of approximately $1.8 billion and it will create one of the largest owners and managers of commercial real estate in the Province of Québec, with 204 properties and approximately 19.3 million square feet of leasable space.

FPI Alexis Nihon REIT 1 Place Alexis Nihon Suite 1010 Montreal Quebec H3Z 3B8
Tel: 514-931-2591 Fax: 514-931-1618

About Alexis Nihon REIT

The REIT currently owns interests in 65 office, retail, and industrial properties, including a 426-unit multi-family residential property, all located in the greater Montreal area and the National Capital region. The REIT's portfolio has an aggregate of 9.1 million square feet of leasable area, of which 0.4 million square feet is co-owned.

-- 30 --

For further information:

Guy Charron, CA
Executive Vice President and Chief Operating Officer
guy.charron@alexisnihon.com
(514) 931-2591

www.alexisnihon.com